Exhibit 99.1

ASML is a leading innovator in the global semiconductor ecosystem. Working closely with our customers and partners, we provide the hardware, software and services that help chipmakers create more powerful, affordable and energy- efficient microchips. These chips power modern life and help address some of humanity’s toughest challenges. We keep powering technology forward... …through customer collaboration. …through cutting- edge physics. …through collective innovation. …through diverse, inspired talent. …using the potential of AI. …while aiming to reduce environmental  impact. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 2 At a glance Q&A with the CEO Our business Financial performance Risk and security Read more about this story Read more about this story Read more about this storyRead more about this story Read more about this story Read more about this story

Powering technology forward… 28…through customer collaboration. 30…through cutting-edge physics. 32…through collective innovation. 34…through diverse, inspired talent. 36…using the potential of AI. 38…while aiming to reduce environmental impact. View our Highlights online > Our 2025 online report highlights key information from this pdf. 1. Strategic report 4 At a glance – 2025 overview 6 In conversation with our CEO Our business 12 Our holistic approach to lithography 16 Our products and services 20 Our marketplace 26 Our business strategy 27 Deepen customer trust 29 Extend our technology and holistic product leadership 31 Strengthen ecosystem relationships 33 Create an exceptional workplace 35 Drive operational excellence 37 Deliver on ESG sustainability 39 Our business model 42 Engaged stakeholders Financial performance 49 Message from our CFO 52 Financial performance KPIs 57 Long-term growth opportunities Risk and security 59 Understanding ASML’s risk management framework 61 How we manage risk 64 Risk factors 72 Information security 2. Corporate governance Corporate governance 74 Corporate governance at a glance 76 Board of Management 78 Supervisory Board 81 Other Board-related matters 83 AGM and share capital 86 Financial reporting and audit 88 Compliance with corporate governance requirements Supervisory Board report 89 In conversation with the Chair of the Supervisory Board 92 Supervisory Board focus in 2025 96 Meetings and attendance 97 Composition and skills 99 Evaluation 100 Supervisory Board committees 110 Financial statements and profit allocation Remuneration report 111 In conversation with the Chair of the Remuneration Committee 113 Board of Management remuneration at a glance 115 Remuneration Committee 117 Board of Management remuneration 132 Supervisory Board remuneration 135 Other information 136 Directors’ responsibility statement 3. Sustainability statements General disclosures 138 Basis for preparation 140 ESG sustainability governance 142 ESG sustainability at a glance 143 Value chain and ecosystem overview 144 Environmental and human rights due diligence 146 Impact, risk and opportunity management 149 Environmental 150 Energy efficiency and climate action 184 Circular economy 199 EU Taxonomy 205 Other disclosures: Water management in our own operations 206 Social 207 Attractive workplace for all 233 Responsible value chain 242 Innovation ecosystem 247 Valued partner in our communities 257 Governance 258 ESG integrated governance 265 Reference table A definition or explanation of abbreviations, technical terms and other terms used throughout this Annual Report can be found in the Definitions section. In some cases, numbers have been rounded for readers’ convenience. This report comprises regulated information within the meaning of articles 1:1 and 5:25c of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht). The sections Strategic report, Sustainability statements including EU Taxonomy, and subsections Corporate governance, Supervisory Board report and Directors’ responsibility statement, together form the Management Report within the meaning of Section 2:391 and 2:391a of the Dutch Civil Code (and related Decrees). 4. Financial statements Consolidated financial statements 270 Consolidated statement of profit or loss 271 Consolidated statement of comprehensive income 272 Consolidated statement of financial position 273 Consolidated statement of changes in equity 275 Consolidated statements of cash flows 276 Notes to the Consolidated financial statements Company financial statements 326 Company balance sheet 327 Company statement of profit or loss 327 Notes to the Company financial statements 333 Other information 344 Other appendices 348 Definitions In this report the name ‘ASML’ is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its consolidated subsidiaries, as the context may require. This document is the PDF/printed version of the 2025 Annual Report of ASML Holding N.V. in the European single electronic reporting format (ESEF) and has been prepared for ease of use. The ESEF reporting package is available on the company's website at https://www.asml.com. In any case of discrepancies between this PDF version and the ESEF reporting package, the latter prevails. References to our website and/or video presentations in this Annual Report are for reference only and none nor any portion thereof are incorporated by reference in this report. © 2025-2026, ASML Netherlands B.V. All Rights Reserved. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual report 2025 3 At a glance Q&A with the CEO Our business Financial performance Risk and security Contents

ASML has been helping microchip manufacturers power technology forward since 1984. Our holistic lithography solutions, software and services help chipmakers achieve their highest yields and best performance. Our purpose Unlocking the potential of people and society by pushing technology to new limits. Our vision We enable groundbreaking technology to solve some of humanity’s toughest challenges. Our mission Together with our partners, we provide leading patterning solutions that drive the advancement of microchips. 88% Customer satisfaction survey score €4.7bn Research & Development 5,100 Total number of suppliers €32.7bn Total net sales 52.8% Gross margin €8.5bn Returned to shareholders 535 System sales in units > 44,000 Total employees (FTEs) 21% Women in our workforce (headcount) 143 Nationalities STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 4 At a glance Q&A with the CEO Our business Financial performance Risk and security At a glance – 2025 overview The figures in the table are based on US GAAP, as ASML measures its performance and externally reports quarterly to stakeholders in accordance with US GAAP.

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At a glance – 2025 overview (continued)

0 kt
Net scope 1 and 2 CO_2e emissions

11.5 Mt
Net scope 3 CO_2e emissions

90%
Reuse rate of parts returned from the field and factory

€1,750
Amount invested in communities (per employee), including employee giving

Our values

We challenge
By questioning the status quo and pushing boundaries, keeping technology moving forward.

We collaborate
By tapping into our collective potential together with our partners and stakeholders, expanding our knowledge and skills, learning from each other and creating better solutions.

We care
By acting with integrity and respect, and providing a safe, inclusive and trusting environment where our people can learn and grow.

Empowered colleagues


Ownership
Accountability
Empowerment

We promote a culture of ownership, where people feel empowered to act and be accountable.

Global scale



Asia
China
Japan
Malaysia
Singapore
South Korea
Taiwan

EMEA
Belgium
France
Germany
Ireland
Israel
Italy
Netherlands
United Kingdom

North America
Arizona
California
Colorado
Connecticut
Idaho
Massachusetts
New Mexico
New York
Oregon
Texas
Utah
Virginia

60+ Locations

3 Continents

Our commitment to sustainability

E We aim to help expand computing power while minimizing energy use, emissions and waste.

S We aim to deliver responsible growth that benefits all our stakeholders.

G We aim to act on our responsibilities and anchor them across our entire business through integrated governance, engaged stakeholders and transparent reporting.

Christophe Fouquet President, Chief Executive Officer and Chair of the Board of Management STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 6 At a glance Q&A with the CEO Our business Financial performance Risk and security In conversation with Christophe Fouquet President, Chief Executive Officer and Chair of the Board of Management “Innovation is the engine of ASML – the key to both our past and future successes.”

Christophe Fouquet discusses the principal themes of the year, the achievements that gave him most satisfaction and how ASML aims to maintain its performance in the years ahead while meeting the needs of a diverse group of stakeholders Q Looking back at the year, what were the most significant milestones and challenges? In 2025, the far-reaching impact of artificial intelligence (AI) on society and our industry became clear. At first, we believed that AI would drive demand from only a limited portion of our customer base. At the end of the year, we saw that new and significant demand for AI was starting to fuel capacity build-up across our broad customer base – a powerful trend that we believe will continue in 2026 and beyond. We have seen strong execution of our technology roadmap across the business, most particularly in EUV with our TWINSCAN NXE:3800E system which continues to be adopted by advanced Logic and DRAM customers due to its higher productivity and cost of technology benefits. DRAM has been particularly remarkable this year, as the work we have done to reduce the cost of our EUV per exposure through increased maturity and productivity led to increased adoption. We have also achieved outstanding progress on EUV 0.55 NA, with a number of customers reporting that it is now more mature than EUV 0.33 NA was at the same stage of development. After almost 10 years of tremendous work from so many people in ASML, we have released our first TWINSCAN EXE:5200B in full specification to our first customer. Furthermore, in line with our commitment to support customers in the 3D integration space, we were pleased to ship ASML’s first advanced packaging product, the TWINSCAN XT:260, which delivers up to four times the productivity of existing solutions, and we will continue exploring further opportunities in this growing field. The outcome of our endeavors is clear to see in the performance of the business, which is explained in full elsewhere in this annual report. Sales grew to €32.7 billion, up by 15.6% over 2024. The gross margin was 51.8%, up by 1.3 percentage points from 2024, and we returned €8.5 billion to shareholders. Our backlog currently stands at a healthy level of €38.8 billion. These results have been achieved in the context of a high degree of geopolitical and market uncertainty, which our team has navigated with care and expertise. None of this would have been possible without our great team of committed colleagues around the world. The year was also characterized by ongoing work to make sure that our extensive environmental, social and governance (ESG) plans underpin our commitments to customers, employees, suppliers, shareholders and society. We have met our target to be greenhouse gas neutral for scope 1 and 2, and our engagement in the community has more than quadrupled in the last two years. I am also pleased to see the strong involvement of our colleagues in these efforts. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 7 At a glance Q&A with the CEO Our business Financial performance Risk and security In conversation with Christophe Fouquet (continued) President, Chief Executive Officer and Chair of the Board of Management

Q What technological breakthroughs have given you the greatest sense of pride? If I had to pick just one, then it would be EUV, where, through major technological innovation, we made progress on reducing the cost of technology for our customers, which led to improved lithography intensity, particularly in DRAM. Looking at 0.33 NA EUV, we successfully carried out some major changes to our TWINSCAN NXE:3800E, delivering a huge jump in performance in comparison with the TWINSCAN NXT:3600D from 160 wafers per hour to 230 wafers per hour. This system is now fully adopted by our customers thanks to the very hard work and collaboration of so many ASML employees. In terms of High NA EUV, the dynamics around productivity, imaging and overlay performance are very positive. By the end of the year, our customers had run more than 400,000 wafers on High NA EUV systems. We continued to move forward on qualifying this system for high-volume manufacturing and we demonstrated full specification of the TWINSCAN EXE:5200B at a customer site. That was a key milestone. Turning to DUV, one of the year’s pivotal moments was the evolution in our approach to developing these systems, with an increasing focus on improving quality and cost efficiency, as well as advancing technology. This is a subtle but important shift that we believe will enable us to better serve our customers by listening to their real needs and providing the appropriate solutions. This also illustrates the ability of our team to adjust to the evolving needs of our customers. Our holistic lithography team is raising the bar across many products, but I would like to particularly highlight progress on multiple e-beam (multibeam). We are now experiencing positive traction with our multibeam system, with the platform now at a level of maturity where it can be considered for high-volume manufacturing. We believe performance is excellent – a tribute to our team which has done a great job, working very closely with customers, and in the next year I expect multibeam to be adopted more extensively by the market. Finally, 2025 saw us enter a landmark partnership with Mistral AI. We have invested €1.3 billion in Mistral AI as lead investor and hold an approximately 11% share on a fully diluted basis in the company. This agreement has laid the foundation for a long-term collaboration to explore the use of AI models across our product portfolio as well as research, development and operations. The aim is to benefit our customers with faster time-to-market and higher performance holistic lithography systems, while also making ASML more efficient. Q How will the appointment of a new CTO support innovation at ASML? Innovation is the engine of ASML – the key to both our past and future successes – and in 2025, we appointed a new Chief Technology Officer (CTO) succeeding Martin van den Brink who retired in 2024. With over 25 years of experience at ASML, most recently as Executive Vice President for Applications, Marco Pieters was the outstanding candidate for the role. The Supervisory Board intends to appoint Marco as a member of the Board of Management per the 2026 AGM. Marco and I have worked together for many years, and I look forward to continuing our relationship. We believe his appointment will add even more focus and more bandwidth to our innovation capabilities and is another example of our dedication to supporting our customers in driving their technology roadmaps. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 8 At a glance Q&A with the CEO Our business Financial performance Risk and security In conversation with Christophe Fouquet (continued) President, Chief Executive Officer and Chair of the Board of Management Our guiding principle is to always ask where we can add the most value and have the greatest impact for our customers, both today and in the future.” Christophe Fouquet President, Chief Executive Officer and Chair of the Board of Management

Q ASML has a long-standing commitment to ESG. What progress did you make in 2025? We believe that leading the way on ESG issues has always been the right thing to do for all our stakeholders as well as for the planet we all share. Over the years, we have established and systematically executed plans to achieve clear ESG targets, and this continued at pace during 2025. Turning first to the ‘E’ in ESG, the energy consumption of an EUV machine is a long- term challenge. Today, the energy consumption per wafer pass has fallen by 57% since the shipment of the first system for high-volume manufacturing in 2018, and we are now targeting a further 30-40% reduction over the next five to ten years. In our supply chain, emissions have decreased. However, more effort is needed to reach our ambitious target. AI growth fuels concerns related to energy consumption by data centers. Global electricity supply is projected to grow over the next 10 years, but if we extrapolate the current data on energy demand from leading- edge AI models, that is not fast enough. To address this, there will need to be both more efficient AI models and improved semiconductors. If we do not act together as an industry, emissions from the production of semiconductors are forecast to increase by a factor of four by 2030. This is one of the key challenges ASML and the industry as a whole have to face, and with urgency. The social element of ESG has seen us continue to develop numerous community partnership programs across a wide range of our global locations. In particular, we support many STEM (science, technology, engineering and math) education projects, and we were proud to celebrate our 500th school partnership during the year. We also invest in innovation, for example by supporting organizations such as imec, a leading research and innovation hub in nanoelectronics and digital technologies. During 2025 we extended this relationship by signing a strategic partnership agreement to strengthen collaboration on emerging and societal challenges, and to develop initiatives focused on sustainable innovation in Europe. Closer to home, one of our key aims is to be a positive force in the communities around us. We know that our rapid growth can pose challenges for a location such as the Veldhoven area close to our main campus in the Netherlands, particularly with regard to affordable housing. We have therefore continued to invest in a range of housing projects that will help local people also experience the value we bring. In terms of Governance, 20% of the long- term incentive plan for our leadership team is made up of environmental and social metrics, which means that bonuses awarded to our senior management are directly linked to how the business has performed on ESG matters. The feedback we receive from organizations that monitor ESG performance is very positive, frequently positioning ASML as a leader in our industry. Q Can you give some examples of how ASML has strengthened relationships with stakeholders over the last year? Strong and mutually supportive stakeholder relationships are absolutely central to our ambitions. We have performed well in this regard – but we know that we can do even better. To this end, we have further tightened our already sharp focus on two key areas in recent times. Firstly, around our customer interactions, under the leadership of Jim Koonmen we continue to roll-out our customer team model, with teams that work more closely with customers than ever before. This move is already bearing fruit, and compared to 2024, our annual customer satisfaction survey score went further up from 86% to 88%, and our scores have increased on all topics, for all customers – indicating increased customer satisfaction and willingness to work with us. Secondly, under the leadership of Wayne Allan, we have been driving a transformation around the supply chain, to make sure we can work strategically with all our suppliers – not just a select few – on long-term targets around technology, cost, quality and sustainability. When it comes to our employees, input from the most recent employee engagement survey demonstrates a clear demand for us to simplify our processes, encourage ownership and create conditions where people can achieve their full potential. As with any company that grows rapidly, we need to be mindful that the way we have grown does not slow us down. The feedback from our colleagues, our suppliers and our customers shows that our ways of working have, in some cases, become less agile. Engineers in particular have expressed their desire to focus their time on engineering, without being hampered by slow process flows, and restore the fast-moving culture that has made us so successful. We believe it is important to address these issues in 2026 so that we are well prepared for future growth and well positioned to continue to deliver for our customers. As a result, in January 2026 we announced our intent to strengthen our focus on engineering and innovation in critical areas of our company through the streamlining of the Technology and the IT organizations. As our full-year 2025 financial results demonstrate, we are choosing to make these changes at a moment of strength for the company. Improving our processes and systems will allow us to innovate more and innovate better, generating further responsible growth for ASML and our stakeholders. I realize that, as a result of proposed changes to the Technology and IT organization, some roles – mainly at the leadership level – may no longer be required. At the same time, to retain our engineering capability, we will create new engineering jobs to strengthen existing technology projects and embark on new ones to support our own and our customers’ growth plans. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 9 At a glance Q&A with the CEO Our business Financial performance Risk and security In conversation with Christophe Fouquet (continued) President, Chief Executive Officer and Chair of the Board of Management

While this will allow some of our impacted colleagues to move to new roles, we have to acknowledge that this could result in a net reduction of 1,700 positions. We are committed to acting responsibly – with care, speed, transparency and fairness – and to supporting our employees through this change. Q How can ASML continue to stand out as an attractive employer for innovation talent? Our culture – what we do, how we do it, how we behave – can play a major role here. First of all, this industry is still by far one of the most attractive in the world, and I think that a lot of people understand that ASML, together with our partners, is working to enable products and solutions that can solve complex societal challenges. Secondly, we are a vibrant, exciting home of innovation where ambitious, talented people – and I am not just talking about engineers but also other disciplines – can be part of something tremendously rewarding and make a real difference to the world. Finally, we need to continue to make ASML a great place to work, by further improving our existing facilities but also continuing to build state of the art buildings for our employees. In 2025, we opened a new and vibrant office in Korea and formally inaugurated our new technical training academy in Phoenix. We also finalized our plan for our new Eindhoven campus, and plan ground breaking in 2026 to secure our future in the region. Q How do you continue to drive innovation at ASML? Our guiding principle is to always ask where we can add the most value and have the greatest impact for our customers, both today and in the future. Our core business of holistic lithography remains extremely critical for customers and therefore sits at the heart of our innovation efforts. However, there are also adjacent areas where the skills and technologies we have developed for holistic lithography can support customers. For example, as Moore’s Law continues, and as 2D shrink slows down, 3D integration challenges have become a very important issue for our customers. As a result, we have tasked the team to also drive 3D integration. We saw an early result of this focus in 2025, when we shipped the first i-line system supporting advanced packaging, the TWINSCAN XT:260. Going forward, we believe the new partnership with Mistral AI lays foundations that will allow us to improve our products, our processes, our efficiency and our performance. Q How do you see 2026 shaping up, and what challenges do you expect? If you look at the last two years – at the economy, at geopolitics, at some of the transitions that we have seen in the industry – it is clear that we have been living in a time of uncertainty. But the flip side to uncertainty is opportunity. If you can navigate uncertainty, opportunity can unfold – and we believe wide-ranging opportunities for our industry, for society and for ASML are rooted in the powerful shift to AI which we believe will continue to benefit us in 2026 and beyond. We believe the long-term prospects for ASML and our broader industry are excellent especially as AI presents both significant opportunities and unique challenges for innovation. We can attribute our success to our customer dedication, engineering talent and collaborative approach to the ecosystem. Our ability to innovate and execute has generated substantial benefits for our customers and suppliers, our colleagues and our investors. Of course, we value everyone working at ASML and we regret having to lose any colleague as a result of the intended changes to the Technology and IT organizations. The success of ASML is built on the contributions of everyone working here. While these changes are never easy, I believe they are necessary to allow ASML to remain as agile and competitive as possible in a rapidly evolving industry. I would like to end by thanking all our people across all our locations for their hard work over the last year. I have been proud to lead such inspiring teams, and I look forward to working alongside them through the opportunities and challenges that lie ahead. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 10 At a glance Q&A with the CEO Our business Financial performance Risk and security In conversation with Christophe Fouquet (continued) President, Chief Executive Officer and Chair of the Board of Management Our success will be built on the passion, talent and determination of our people.” Christophe Fouquet President, Chief Executive Officer and Chair of the Board of Management

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 11 At a glance Q&A with the CEO Our business Financial performance Risk and security Our business 12 Our holistic approach to lithography 16 Our products and services 20 Our marketplace 26 Our business strategy 27 Deepen customer trust 29 Extend our technology and holistic product leadership 31 Strengthen ecosystem relationships 33 Create an exceptional workplace 35 Drive operational excellence 37 Deliver on ESG sustainability 39 Our business model 42 Engaged stakeholders

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Our holistic approach to lithography

Lithography – using light to print tiny, intricate patterns on silicon – is fundamental to the mass production of microchips. It enables the semiconductor industry to continually shrink transistor size and develop novel chip architectures, packing more functionality into ever-smaller chips and supporting the continuing evolution of Moore's Law.

Moore's Law and the evolution of chipmaking

In 1965, Intel co-founder Gordon Moore predicted that the number of transistors in an integrated circuit (IC) would double every year, later revising this to every two years. 'Moore's Law', often regarded as a self-fulfilling prophecy, set the pace for the semiconductor industry. The expectation of continual transistor doubling drove exponential growth in computing power, reduced costs and accelerated technological innovation.

Today, physical limitations make it more challenging to shrink transistors further. However, the industry continues to boost performance using what Moore called 'circuit and device cleverness': innovative chip designs, new materials, advanced packaging and 3D integration. ASML's lithography products play a crucial role in the affordable mass production of these advanced designs that are enabling the continuation of Moore's Law and future technological innovations.

Using the Rayleigh criterion to drive innovation

As the semiconductor industry continues to advance Moore's Law, the ability to print ever-smaller features is still critical. The resolution of our lithography systems is fundamental for shrinking the size of transistors on microchips and enabling this progress.

The Rayleigh criterion formula, shown on the right, illustrates the technical foundation for resolution in lithography. For over 40 years, we have improved resolution (critical dimension) by two orders of magnitude, through advances in wavelength, numerical aperture (NA) and k_1 (a factor relating to optical and process optimizations).


Rayleigh criterion
$CD = k_1 \times \frac{\lambda}{NA}$
CD is the critical dimension, or resolution. It represents the smallest structures the lithography system can print.
Lambda (λ) is the wavelength of the light source. The smaller the wavelength, the smaller the structures that can be printed.
k_1 is a factor relating to optical and process optimizations.
NA is the numerical aperture, which describes how well a system's optics gather and focus light. Larger NA lenses or mirrors can print smaller structures.

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Our holistic approach to lithography (continued)

Our integrated lithography solutions enable chipmakers to achieve greater control, precision, efficiency and value throughout the manufacturing process.

The chipmaking process

Microchip manufacturing is a complex, multi-step process that takes place in highly specialized semiconductor fabrication plants, known as 'fabs'. Transforming a silicon wafer into finished chips can take up to six months and involves hundreds of tightly controlled steps and quality checks. Lithography is one of the most critical steps in the mass production of microchips. It is the only step where each chip on a wafer is individually processed, which means we can maximize yield and performance by optimizing patterning chip-by-chip.

The diagram on the right illustrates the key steps of the manufacturing journey. As chip designs become more complex and feature sizes continue to shrink, the challenges of manufacturing increase. That's why a holistic approach to lithography is essential. It enables greater precision, efficiency and value throughout the process.

Steps in the chip manufacturing process

Together, the following steps create a single layer of a microchip. To build a complete device, these steps are repeated for each additional layer.

1. **Deposition**: Different materials – conductors, insulating films and semiconductors – are deposited onto a silicon wafer.
2. **Photoresist coating**: The wafer is coated with a light-sensitive layer called photoresist.
3. **Lithography:** The microchip pattern is printed by using light to project it onto the wafer.
4. **Baking and developing:** The wafer is baked and developed to fix the pattern in the photoresist.
5. **Etching:** Reactive gases are used to etch away excess material, leaving the circuit pattern behind.
6. **Ion implantation**: The wafer may be bombarded with ions to tune the semiconductor's properties.
7. **Photoresist removal**: The remaining photoresist is removed.


ASML holistic lithography
Microchip manufacturing
Wafer in
Wafer out
1 Deposition
2 Photoresist coating
3 Lithography
4 Baking and developing
5 Etching
6 Ion implantation
7 Photoresist removal
Computational lithography
Lithography
Metrology and inspection
Model-based optimization
Data
DUV and EUV systems
DUV and EUV system control
Pre-etch optical metrology
Data
Baking and developing (non-ASML process)
Etching (non-ASML process)
Post-etch optical metrology
Data
Post-etch e-beam metrology and inspection
Data

The role of our lithography systems Microchips are made by layering complex, patterns that build transistors, circuitry and interconnects – a process to which ASML’s lithography systems are central. A lithography1 system essentially projects light through or from a blueprint of a pattern (known as a ‘mask’ or ‘reticle’), shrinking and focusing it onto a photosensitive silicon wafer. Once a layer of a chip has been printed, the system moves the wafer slightly and prints another. Lithography drives shrink by determining the smallest feature sizes that can be printed on a chip – and therefore the number of transistors and the performance. To do so, it has to use shorter wavelengths of light and larger numerical apertures, as well as other process and hardware optimization and advanced techniques such as multiple patterning. As patterns gets smaller and become increasingly complex, chipmakers face unprecedented engineering, material, constructional and manufacturing challenges. Many sources of variation and error can hinder the lithography process and must be controlled to ensure chips are produced with the required precision, in high volumes, as fast as possible and at the lowest cost. Navigating challenges in advanced lithography To help our customers understand and correct potential variations or errors, we provide support and solutions at every stage of the chipmaking process – from early design and development to high- volume production. We take a holistic, integrated approach to lithography that enables customers to achieve their highest yields and best chip performance at the lowest cost per transistor. Our approach helps minimize any deviation between the intended and printed features of a microchip layout (so-called ‘edge placement error’ – see box) by optimizing the lithography system’s performance and stability. It enables chipmakers to increase the number of good wafers per day to minimize costs and keep the scaling of microchips affordable. What is edge placement error (EPE)? EPE measures the difference between the intended and the printed features of a microchip. It combines overlay errors (misalignment between layers) and critical dimension variations (feature- width deviations). Take, for example, a line with right and left edges. On a microchip, this line and its edges must be precise and placed in exact locations – any deviation, no matter how slight, can compromise functionality and cause the entire chip to fail. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 14 At a glance Q&A with the CEO Our business Financial performance Risk and security Our holistic approach to lithography (continued) 1. In semiconductor manufacturing, ‘lithography’ typically refers to photolithography – the process of using light to transfer a pattern onto a substrate.

Maximizing the process window Our integrated lithography solutions work to maximize the process window – the collection of acceptable ranges of process parameters that allow a microchip to be manufactured and meet desired specifications. By incorporating computational lithography, metrology and inspection, ASML’s lithography portfolio enables customers to maximize this window – keeping lithography systems stable in a high-volume manufacturing setting and leading to a higher yield with more good wafers per day. Lithography is the only step in the microchip manufacturing process in which in-line adjustments can be made chip by chip to optimize performance. Our lithography systems are a hybrid of high-tech hardware and advanced software. Without the system and process control software we develop, it would be impossible for our lithography systems to manufacture the ever-smaller features in advanced microchips. Our software products enable automated control loops to maintain optimal operation of lithography processes and therefore maximize yield. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 15 At a glance Q&A with the CEO Our business Financial performance Risk and security Our holistic approach to lithography (continued) Computational lithography uses models and algorithms to predict and optimize the process window of our lithography systems by calculating the best settings for specific applications. This occurs during the research and development phase, prior to high-volume manufacturing. Our suite of optical and e-beam wafer metrology and inspection products measure features on the wafers to assess pattern quality which helps control the process window and maximize lithography performance.

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Our products and services

Our comprehensive product portfolio is aligned to our customers' roadmaps, delivering holistic lithography solutions in support of all applications, from advanced to mainstream nodes.


Rayleigh criterion
$CD = k_1 \times \frac{\lambda}{NA}$
DUV and EUV lithography
DUV
EUV
Wavelength λ
365 nm (i-line)
220 nm resolution
248 nm (KrF)
80 nm resolution
193 nm (ArF)
38 nm resolution
13.5 nm (EUV)
8 nm resolution
← Visible
400 nm
10 nm
X-ray →
Numerical aperture NA
0.5 NA
0.8 NA
0.93 NA
1.35 NA
0.33 NA
0.55 NA
HMI
e-beam metrology and inspection
YieldStar
optical metrology
Computational lithography
Metrology and inspection

Lithography systems

Extreme ultraviolet (EUV) lithography systems

Our EUV lithography systems make it possible to print the smallest features on microchips at the highest density, and are used for the most intricate, critical layers on the most advanced microchips. Compared to complex multiple-patterning strategies using deep ultraviolet (DUV) immersion systems, EUV systems help simplify our customers' manufacturing processes. Therefore, we collaborate closely with customers to lower manufacturing costs by shifting from complex multi-patterning to simpler single patterning using EUV lithography, a method that requires only one exposure per layer. This approach reduces the number of masks and process steps, while also improving yield and scalability for advanced Logic and Memory nodes.

ASML is currently the world's only manufacturer of EUV lithography systems. Our EUV product roadmap is intended to drive affordable scaling to 2030 and beyond.

TWINSCAN EXE platform (EUV 0.55 NA)

Our TWINSCAN EXE platform, offering a high numerical aperture (NA) EUV, is an evolution in EUV technology. It enables customers to extend their shrink roadmap and minimize double- or triple-patterning. This leads to reduced process complexity, lower risk of defects and shorter cycle times. In addition, it saves valuable fab space by requiring fewer systems overall.

The EXE platform has been designed to maximize commonality with the NXE platform, to drive cost reduction, speed up the development of new solutions and optimize future reuse. We aim to extend this commonality in our future systems, with the ultimate goal of having a common platform early in the next decade.

We expect our TWINSCAN EXE platform to start supporting high-volume manufacturing in 2027.

Latest: Success with our TWINSCAN EXE:5200B

In early April 2025, we shipped our first TWINSCAN EXE:5200B system – the successor to the TWINSCAN EXE:5000 – ready to be used in high-volume manufacturing. At 175 wafers per hour, it offers 60% higher productivity compared to the TWINSCAN EXE:5000 – thanks to an improved EUV light source that delivers increased power at the wafer level, translating to a higher system throughput. The TWINSCAN EXE:5200B also features improved projection optics, developed in cooperation with our strategic partner Carl Zeiss SMT, that maximize imaging and overlay (layer-to-layer alignment) performance.

TWINSCAN NXE platform (EUV 0.33 NA) Our TWINSCAN NXE platform was first introduced in 2013 and is now widely adopted in high-volume manufacturing by our major customers. Read more about our EUV lithography systems at asml.com Latest: TWINSCAN NXE:3800E reaches full productivity specification In 2025, we shipped TWINSCAN NXE:3800E systems to our customers at full specification, which includes 220 wafers-per-hour throughput – a 37% improvement compared to the TWINSCAN NXE:3600D – a higher-power light source, new wafer handler, faster wafer stages and high-power imaging control functionality. We completed field upgrades to bring systems that were already in customer fabs to the same specifications. The rollout across the installed base remains on track. Deep ultraviolet (DUV) lithography systems DUV lithography systems are the workhorses of the industry, producing the majority of layers in microchips. Supporting numerous market segments, our immersion and dry lithography systems use a range of light sources to offer all wavelengths currently used in the semiconductor industry – argon fluoride (ArF) lasers for 193 nm wavelength, krypton fluoride (KrF) lasers for 248 nm and mercury vapor discharge lamps (i-line) for 365 nm. Our systems lead the industry in productivity, imaging and overlay performance to help manufacture a broad range of semiconductor nodes and technologies and support the industry’s cost- and energy-efficient scaling. Immersion systems (TWINSCAN NXTi platform) Argon fluoride (ArF) immersion lithography maintains a thin layer of water between the lens and the wafer, increasing NA to improve resolution and to support further shrink. Our immersion systems are suitable for both single-exposure and multiple-patterning lithography, and can be used in seamless combination with EUV systems to print different layers on the same chip. Dry systems (TWINSCAN NXT and TWINSCAN XT platform) Not every layer on a chip needs to be produced using the latest immersion or EUV lithography systems. While some more complicated layers require advanced lithography systems, others can be printed using more mature technology, such as dry lithography systems that continue to evolve through innovation. With our dry systems product portfolio, we aim to provide our customers with a range of cost-effective solutions that meet the high demand for less complex chips. Read more about our DUV lithography systems at asml.com Latest: TWINSCAN XT:260 The TWINSCAN XT:260, the latest addition to our i-line portfolio, combines high throughput with the imaging accuracy of a scanner. It offers up to four times higher productivity compared to existing solutions, making it a cost-effective technology to support our customers in 3D integration applications, including advanced packaging, as well as other emerging technologies, such as image sensors, displays and photonics. Contributing to that high throughput is a new high-transmission lens with 2x, rather than 4x, reduction that enables the system to print on a larger area of a wafer in a single exposure. The XT:260 is unique in that it combines large-area patterning with a scanner exposure approach that enables better imaging and overlay correction than a stepper. The system integrates easily with other ASML systems in our customers’ fabs, for fast, seamless adoption into production. Refurbished systems ASML systems have a very long operational lifetime that often exceeds their role for the initial customer – approximately 95% of the systems we have sold in the last 30 years are still in use. Many customers are able to generate value by selling systems they no longer require. To support this sustainable product use and help to ensure used systems still uphold and deliver the quality ASML stands for, we are actively involved in refurbishing and upgrading our older lithography systems to extend their lives – and offer associated services and support. Read more in Sustainability statements – Environmental – Circular economy – Systems The smaller a chip’s features, the less room there is for error when it comes to patterning. At the same time, the increasingly 3D architectures of today’s chips make accurate patterning all the more challenging. That’s why our metrology and inspection systems – which minimize EPE, optimize overlay and detect defects – are critical. Our metrology and inspection systems enable chipmakers to accurately measure the printed patterns on wafers to make sure they align with the intended designs. Our comprehensive portfolio facilitates patterning optimization at every stage of the manufacturing process, from research and development to mass production. These systems are a key element of our holistic approach to lithography. They deliver data with the required speed and accuracy for high-volume manufacturing, enabling our process control software solutions to implement automated feedback control loops. This optimizes the lithography system settings for each exposure to minimize EPE, broadening the process window to maximize yield and best performance. Optical metrology (YieldStar) Our YieldStar optical metrology systems use light to monitor patterning performance at the speed of high-volume manufacturing. They measure overlay and provide real-time feedback to lithography systems so they can make wafer-by-wafer adjustments. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 17 At a glance Q&A with the CEO Our business Financial performance Risk and security Our products and services (continued) Lithography systems (continued) Metrology and inspection systems

We offer two categories of systems for use before and after etching. Pre-etch metrology measures the overlay and focus of the lithography system based on the pattern printed on the photoresist. Post-etch metrology measures the overlay and CD of the final patterns formed on the wafer. Latest: YieldStar 550 and YieldStar 1390 The YieldStar 500 has achieved broad acceptance among our leading customers, providing advanced pre-etch overlay control with improved cost of technology and performance in matching and accuracy. Building on this success, the YieldStar 550 is designed to further improve matching and accuracy while maintaining productivity – even when utilizing multi-wavelength recipes – to ensure process robustness for overlay. Early-access packages have been delivered to customers for initial qualification on next-generation nodes, with phase 1 of the product scheduled for release in 2026. The first YieldStar 1390 was shipped in 2025, featuring a higher-power light source and advanced software to accelerate recipe setup. With increased throughput from faster optical metrology, the YieldStar 1390 is positioned to drive broader customer adoption for after-etch overlay control by delivering superior performance and cost effectiveness. E-beam metrology and inspection (HMI) Our HMI e-beam systems use an electron beam to locate and analyze individual chip defects – errors that would affect the chip’s performance – among millions of printed patterns. It is a slower method of detection, but offers very high resolution. As chip features get smaller, tiny defects are more and more likely to cause problems. By using high-resolution measurements from our e-beam inspection systems to adjust a lithography system’s settings, chipmakers can minimize defects and maximize performance. To mitigate the traditionally slower speed of electron-beam inspection systems, we have developed a multiple e-beam (multibeam) inspection system roadmap. Instead of a single e-beam, multibeam makes use of multiple electron beams within a single system. This harnesses the high resolution, but at much higher speeds. Read more about our metrology and inspection systems at asml.com Latest: HMI eScan 1100 The HMI eScan1100 is our first multibeam inspection system featuring 25 beams for large wafer coverage and high throughput. It offers industry-leading application coverage for electrical and patterning defects, delivering 10 times higher throughput than single-beam systems for advanced Logic and DRAM. This capability enables full wafer fingerprint capture (scanning multiple microchips across the wafer to create a detailed defect map) within acceptable inspection times and accelerates yield learning by moving insights forward up to one and a half months compared to end-of-line electrical probe tests. Within the context of defect type and layer, the eScan1100 speeds up root-cause analysis beyond probe-based methods. Industry-wide adoption of voltage contrast for product monitoring is driving strong demand for multibeam inspection systems. Taking advantage of the flexibility of our lithography systems, our system and process control software products enable automated control loops to maintain optimal operation of lithography processes and maximize yield. Using powerful algorithms, they analyze metrology and inspection data and calculate necessary corrections for each individual exposure – providing a feedback loop to the lithography system to minimize EPE. Our virtual computing platform (VCP) brings together all the data from lithography and metrology systems, enabling the latest ASML applications and enhancing transparency and collaboration. VCP manages peak loads and handles ever-increasing data speeds and volume with more computing power and storage, in a modern and resilient software architecture. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 18 At a glance Q&A with the CEO Our business Financial performance Risk and security Our products and services (continued) Metrology and inspection systems (continued) System and process control software

During lithography, diffraction of the light and various physical and chemical effects distort the image the machine is trying to print. Think of this like trying to draw a fine line with a broad watercolor paint brush – it smudges in many places. Using computational lithography, we can predict and enhance the process window of our lithography systems by calculating the optimal settings for each specific application. During the R&D phase, our customers rely on computational lithography to optimize the imaging conditions of our systems and develop the recipes to optimize reticle patterns to achieve the best pattern fidelity. This ensures robust, manufacturable designs that deliver high yields. Insights from computational lithography solutions are also increasingly used to guide metrology and inspection, increasing throughput and enabling more precise process monitoring and control in high- volume manufacturing. These solutions are based on accurate computer simulations of the lithography system and process, representing a wide variety of physical and chemical effects – enabling us to predict how a designed pattern will appear when printed on a wafer. We are increasingly using machine-learning techniques to further enhance the accuracy of models and reduce the computational time and cost. Our roadmap aims to apply more powerful algorithms with higher-order corrections, to enable our customers to continue improving EPE performance. Read more about our computational lithography solutions at asml.com Latest: Enhanced computational lithography solutions for High NA EUV In 2025, we enhanced our solutions for High NA EUV with source, mask and wavefront co-optimization; model capability and accuracy improvements; optical proximity correction (OPC); and curvilinear OPC performance enhancements. Machine learning and AI continue to enable these advanced techniques by delivering accuracy and speed. Our installed base continues to grow, comprising not only new systems but also refurbished ones with new owners in new markets and applications. To provide the best value proposition, we offer an extensive portfolio to manage our installed base, including a wide range of service and upgrade options designed to improve throughput, patterning performance and overlay. Our field upgrade packages enable customers to optimize their cost of ownership over a system’s lifetime by upgrading older systems to improved models. Our PAS 5500 lithography system, introduced in the early 1990s, played a pivotal role in ASML’s rise as a global leader in lithography. Despite their age, nearly all of these systems remain in active use, particularly in the mainstream ‘More than Moore’ semiconductor market. While Moore’s Law focuses on continual shrink of transistors, ‘More than Moore’ emphasizes adding diverse functionalities to the chips without necessarily reducing size. The ‘More than Moore’ market therefore prioritizes mature, cost-effective technologies for applications like automotive, consumer electronics and data centers. In fact, around two-thirds of components in devices such as the latest smartphones are produced using these systems. To support sustainability and extend the lifetime of the PAS 5500 until at least 2035, we launched the PAS Life Time Extension (PAS-LTE) program around 10 years ago. This initiative addresses challenges such as obsolete electronics, limited end-of-life support from suppliers and loss of domain knowledge as experienced engineers retire. The program involves redesigning critical electronic components, leveraging modern technologies (such as 3D printing for prototyping) and enhancing commonality to reduce costs and streamline supply chains. Mechanical and optical parts are sustained through ongoing relationships with suppliers and careful end-of-life management. Our approach emphasizes reuse and upgrade of existing systems, rather than replacement, to align with sustainability goals and customer demands for long-term support. Through continuous innovation, documentation recovery, reverse engineering and extensive testing, we aim to ensure that new and old components function seamlessly together, maintaining system performance while minimizing waste. These strategies help us serve the mainstream semiconductor market and support sustainability of this market by extending system lifetime and managing resources efficiently. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 19 At a glance Q&A with the CEO Our business Financial performance Risk and security Our products and services (continued) Computational lithography Managing our installed base Extending the lifetime of our PAS systems

The semiconductor market again saw strong double-digit growth with the same drivers as last year: advanced Logic and DRAM for AI continued to lead. The NAND market did have a short correction but later in the year strongly recovered, again driven by AI demand by hyperscalers. The lithography market showed double-digit growth where China remained stronger than initially expected, not only for lithography but for the full wafer fab equipment market. We anticipate continued growth in the semiconductor market driven by strong demand for AI logic and memory products, along with high pricing resulting from supply- demand imbalances. This is expected to drive demand for growth in the equipment market. Factors that may impact our business – as explained in more detail over the next few pages – include: 1. Macroeconomic and geopolitical trends 2. Megatrends 3. Semiconductor industry market developments 4. The forces impacting our strategy What’s happening At the start of the year global GDP growth for 2025 was expected to be 3.3%, slightly above the 2024 growth of 3.2%. Driven by the dynamic geopolitical environment (including tariff negotiations), the macroeconomic outlook fluctuated throughout the year. The latest forecast suggests growth of 3.2%1, while 2024 growth has been revised up to 3.3%. A slowdown in GDP growth is typically not a tailwind for a strong semiconductor cycle. The very high growth of demand for AI chips, however, drove the overall semiconductor market in 2025 to double- digit growth. Toward the end of the year, both DRAM and NAND demand increasingly outstripped supply, leading to a strong pricing environment and a good basis for further capacity expansion in 2026. Other markets that drive leading-edge semiconductors such as smartphones and PCs saw moderate growth as expected. The introduction of edge AI on these devices will drive additional memory content. The industrial and automotive markets started to recover but at a slow pace. The current global GDP outlook for 2026 points to a continued gradual recovery of these end markets. What it means for ASML Our EUV business saw growth in both EUV 0.55 NA and EUV 0.33 NA. Growth for EUV 0.33 NA was driven by the strong demand in advanced Logic and DRAM in support of the build out of the AI infrastructure. For EUV 0.55 NA, we recognized revenue for four systems that were shipped to customers’ R&D facilities. For non-EUV, sales were at a similar level as in 2024. Sales were primarily driven by our China mainstream business. We are working closely with our customers and suppliers to optimize our output capability and manage the risks. Our macroeconomic and geopolitical risks are part of our risk management process. Read more in Risk and security – How we manage risk What’s happening Semiconductors are crucial to the economic and strategic development of countries and regions – and the importance of the industry is only likely to grow. Many governments are pushing for ‘technological sovereignty’ to ensure security of supply, resilience and technological leadership in semiconductor technologies and applications – fueling capital expenditure. Countries and regions are also prioritizing AI sovereignty – the ability to independently develop, deploy and govern AI technologies. This drives the need to develop and train local AI models which require additional data center hardware with leading-edge silicon. What it means for ASML As governments increasingly see semiconductor manufacturing as strategically significant, chips acts are incentivizing our customers to build manufacturing facilities in the US, Europe and Asia. We share our views with governments, and we work closely with our customers to build the required ecosystem in these new regions – while retaining our focus on supporting established regions. External factors such as the timing of subsidies and the risk of restrictions make forecasting market demand less predictable. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 20 At a glance Q&A with the CEO Our business Financial performance Risk and security Our marketplace The macro headlines in 2025 were dominated by tariff dynamics, resulting in a downward revision of the 2025 global gross domestic product (GDP) forecast in April. As the year progressed, the outlook was adjusted upward, returning to the level prior to the tariff announcements. Global GDP growth was 3.2%1 for 2025, slightly below 2024 GDP growth. As in 2024, geopolitical volatility remained high, and AI dominated the news and spending in the semiconductor ecosystem. 1 Source: IMF World Economic Outlook, October 2025 1. Macroeconomic and geopolitical trends Global geopolitics – technological and AI sovereigntyEconomic outlook

What’s happening Our business is subject to global export control laws and regulations. Key developments in 2025 were the following: • NL Export Controls: Effective January 15, 2025, the Netherlands expanded its export control regulations to include an additional group of semiconductor manufacturing equipment, primarily certain metrology and inspection systems. These items now require an export license when shipped abroad. • US Export Controls: On October 1, 2025, the US Department of Commerce introduced the Affiliates Rule, expanding Entity List restrictions to include entities that are at least 50% owned by listed parties. While this rule would have affected a limited number of our business partners, its implementation has been suspended for one year, until November 10, 2026, as part of a trade agreement with China. As a result, the rule currently has no impact on our business operations. • China’s Rare Earth Controls: In 2025, China introduced new rules: it restricted exports of certain rare earth elements, limited technology sharing for processing them and extended these rules to products made abroad if they include any rare earth elements or technology. We began preparing for these restrictions in early 2024, with a focus on magnets used in our systems. A dedicated team continues to monitor regulatory developments and supplier risks, supported by mitigation plans already in place. To date, no material impact on customers has been observed. As part of a trade agreement with the US, China has suspended its export restrictions on rare earth materials for one year, until November 10, 2026. Existing risk mitigation measures for rare earth materials will remain in place. • EU Export Controls: In November 2025, the European Union incorporated certain Dutch national controls into the EU Control List, extending to all EU member states a license requirement for specific semiconductor manufacturing equipment. This includes advanced systems such as our DUV immersion lithography systems when exported outside the EU. For ASML this did not mean a change as these products already required an export license from the Netherlands. What it means for ASML Changes in export controls may have a material impact on our business for example on the sales volume, mix and timing. We are committed to complying with all applicable laws and regulations, including export control legislation in the countries where we operate, while continuing to develop our technology and serve customers. We aim to work with global customers to deliver lithography and metrology systems not impacted by export control restrictions or sanctions. We share relevant dynamics with governments to foster understanding of potential impacts of current and future measures. We require every ASML employee to follow policies designed to ensure compliance and prevent unauthorized transactions. We have implemented controls for compliance with export control and sanctions requirements and remain committed to enhancing and making our compliance framework more intuitive and easier to navigate. Connected world • Artificial intelligence • Hyperconnectivity • Cloud infrastructure • Internet of Things Climate change and resource scarcity • Energy transition • Electrification and smart mobility • Agricultural innovation • Smarter use of limited resources Social and economic shifts • Working and learning remotely • Healthcare and medical tech • Technological and AI sovereignty • Automation The world is changing fast, and semiconductors are a key enabler to help solve some of humanity's toughest challenges. In 2025, we continued to see very strong growth in AI, enabled by leading- edge semiconductor solutions, both in advanced Logic and AI-related DRAM. AI requires leading-edge, high-performance processor chips and a significant increase in DRAM chips compared to traditional compute architectures. It also stimulates the mainstream market, as AI requires large amounts of data collected via sensors which can be used to further drive robotics and workflow automation. The continuing convergence of wireless communication, telecoms, media and cloud technology via connected devices is driving demand for advanced semiconductors across the globe. Growing populations, urbanization, the energy transition and electrification to support smart mobility are increasing demand for advanced electronic devices. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 21 At a glance Q&A with the CEO Our business Financial performance Risk and security Our marketplace (continued) b r1. Macroeconomic and geopolitical trends (continued) Global geopolitics – export controls 2. Megatrends Key megatrends impacting the semiconductor marketplace

With the Internet of Things (IoT), smart, connected networks seamlessly communicate over powerful 5G networks – unleashing the power of unprecedented data volumes better and faster than ever. In combination with AI, this provides people with more innovative functionalities and applications, improves human-to- machine interactions and enhances data management and analytics. Artificial intelligence AI and edge computing are converging to create powerful, localized intelligence – enabling faster and more efficient data processing. Edge computing brings computation and storage closer to data sources, while AI algorithms analyze that data on-site, reducing latency and reliance on cloud-based processing. This integration is revolutionizing various industries by enabling real-time insights leading to improved decision-making, increasing productivity and enhanced automation. Hyperconnectivity 5G hyperconnectivity connects everyone and everything globally, including machines, objects and devices. The demand for bandwidth is rising due to person-to-person, person-to-machine and machine-to-machine communication, driven by diverse and complex new applications and devices. Cloud infrastructure To enable cloud computing – the on- demand availability of computer system resources, especially data storage and computing power – a related infrastructure is required. This includes hardware, software, storage and network resources. Internet of Things (IoT) Semiconductors are increasingly present in everyday devices, enhancing their capabilities by connecting them to the internet. AI boosts the value of these devices by enabling them to capture data to improve their functionality – and to benefit other connected devices, too. What it means for ASML Moore’s Law is the driving force behind the semiconductor industry and the transition toward ubiquitous computing. This shift is increasingly powered by AI, which constantly evolves and expands its capabilities. AI applications generate vast amounts of data, which in turn fuel the development of new algorithms – driving further innovation in AI applications and creating a continuous cycle of growth and improvement that is expected to significantly boost the growth of the semiconductor industry. However, for AI to really come to life in the next few years, we need to reduce its cost and energy consumption. With an urgent collective response needed to limit global warming to 1.5°C, climate change is a crucial matter for governments, companies and individuals worldwide. Energy transition The shift to renewables is helping deliver the clean, affordable energy the world needs to counter climate change. Semiconductors help harness, convert, transfer and store energy from solar and wind as electricity, ensuring power grids are responsive and robust. They are essential in smart (home) devices and play an important role in reducing overall energy consumption. Electrification and smart mobility The market for automotive semiconductors is rapidly evolving due to trends such as electrification and autonomous driving. The automotive industry is in a period of rapid change due to environmental and safety requirements in combination with new innovations that enable change. The move from combustion engines to electric engines is a major driver for mainstream semiconductor products like power electronics. The trend toward autonomous driving is fueling both advanced semiconductor content in the car and mainstream semiconductors via the need for vision and other sensors. Globally, particularly in urban areas, people are expected to shift away from owning expensive and environmentally harmful vehicles. They are expected to increasingly prefer car-sharing, ride- sharing, ride-hailing, micro-mobility (using small, low-speed, human- or electric- powered transportation devices) and micro-transit (on-demand shared private or semi-public transport) options. Semiconductors enable the mobile apps that support this move to smart mobility. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 22 At a glance Q&A with the CEO Our business Financial performance Risk and security Our marketplace (continued) 2. Megatrends (continued) Connected world Climate change and resource scarcity

Agricultural innovation Remote farmland, especially in emerging economies, faces climate change challenges. With growing access to mobile devices, local farmers use smartphones and smart sensors to enhance their agricultural practices. This leads to better crops and more sustainable food security – enabled by smaller, more affordable microchips. Smarter use of limited resources The semiconductor industry can also play an important role by reducing its own climate impacts. The semiconductor manufacturing process uses significant amounts of energy and water, and driving Moore’s Law to increase computing power and storage capacity fuels demand for these vital resources. To improve the industry’s energy and water resource efficiency, innovative architectures will be necessary. Furthermore, through the adoption of a circular economy that emphasizes material recovery, recycling and sustainable design, the industry seeks to reduce waste and extend product lifecycles. What it means for ASML Semiconductors play an important role in addressing climate change across various sectors. In the automotive industry, a shift toward electric vehicles and autonomous driving is expected to significantly increase the number of semiconductor components in cars. Additionally, the integration of digital technologies to support the energy transition and agricultural innovations relies on semiconductor solutions to enable smart grids and enhance agricultural practices. With the rapid rise of AI, energy consumption is becoming a critical concern, as AI applications often require vast computing resources and thus consume substantial amounts of energy. ASML’s advanced lithography systems offer a pathway to greater energy efficiency for semiconductors. Furthermore, by advancing our EUV productivity roadmap, we help customers simplify complex multiple-patterning layers into a single exposure – reducing resource consumption in the semiconductor manufacturing process. We aim to transition from a linear to more circular business model to minimize the social and environmental impacts of our operations worldwide. Read more in Sustainability statements – Environmental Digital technologies are driving transformative change. They create new opportunities for a more prosperous future, but at the same time pose new challenges. Working and learning remotely In recent years remote and hybrid working and learning have become increasingly prevalent – and the advantages extend beyond immediate pandemic-related needs. They promote sustainability by reducing commuting and lowering carbon footprints, and contribute to economic resilience – providing the capacity for continuity in education and business operations during unforeseen disruptions. Healthcare and medical technology Predictive analysis of health data from multiple sources, combined with machine learning and AI, is being harnessed to improve healthcare services and patient outcomes. Semiconductor technology has allowed the creation of innovative products that can effectively detect, diagnose and treat various medical conditions. Automation A new generation of lightweight robots connected to a wide network and fitted with smart sensors enable humans and machines to safely and efficiently work side by side, supported by AI. In addition, smart industry devices use real-time data analytics and machine-to-machine sensors to optimize processes, predict bottlenecks, and prevent errors and injuries. What it means for ASML The ongoing digitalization of various sectors such as healthcare and manufacturing keeps on driving the need for semiconductors. The integration of digital technologies in these industries requires robust semiconductor solutions to enable efficient data processing, real-time analytics and connectivity. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 23 At a glance Q&A with the CEO Our business Financial performance Risk and security Our marketplace (continued) 2. Megatrends (continued) Social and economic shiftsClimate change and resource scarcity (continued)

3. Semiconductor industry market developments Semiconductor technology plays a crucial role in shaping the interconnected and intelligent network future – and we believe end markets will continue to grow. The industry’s historical market compound annual growth rate (CAGR) from 2014 to 2024 was 7%. In 2024, almost one trillion chips were shipped around the world, feeding a $631 billion industry (data source: WSTS). In 2025, the semiconductor market continued to be driven by strong demand for AI servers, which exceeded supply, resulting in a strong pricing environment for both Logic and DRAM. PC and smartphone market demand went up by single digits, while the industrial and automotive chip markets started to slowly recover. Generative AI Generative AI remained a key demand driver in 2025, resulting in strong demand for graphics processing unit (GPU) chips (Logic) and high-bandwidth memory (HBM) among our customers – and both products are growing fast. This is expected to continue. The cost and energy consumption of transferring data between current Memory and Logic architectures is high, so we expect AI applications to integrate DRAM and Logic in new architectures. Wafer bonding Wafer bonding is a rising trend in chip manufacturing that enables the fusion of separate wafers – such as Logic and Memory (see box) – into a single, high-performance stack. This technique supports 3D integration and heterogeneous materials, allowing for more compact and efficient microchips. It improves bandwidth, reduces latency and enhances energy efficiency, making it ideal for AI, mobile and high-performance computing applications. And, as traditional approaches to scaling reach physical limits, wafer bonding offers a path forward by combining diverse technologies at the wafer level. Its growing adoption reflects the industry’s push for advanced packaging and integrated solutions in next-generation electronics. Our lithography systems in combination with metrology and inspection solutions, are foundational to enabling the precision required for bonded wafers. Market outlook At our 2024 Investor Day, we communicated an expected semiconductor market growth of a 9% CAGR between 2025-2030, projected to surpass $1 trillion by 2030. We currently observe an even stronger than initially projected ramp up of AI, which is driving demand both in advanced Logic and DRAM. This resulted in semiconductor market growth of more than 20% in 2025 and created a supply-demand imbalance as the manufacturing capacity additions following the severe Memory market correction in 2023 have been moderate. At the end of 2025, prices of Memory increased to levels not seen in at least a decade. We believe this combination of high demand and high prices positions the semiconductor market for double digit revenue growth in 2026. For the 2025–2030 timeframe, we continue to expect a global annual wafer capacity growth of 780,000 wafer starts per month per year on average. It is also expected that wafer capacity additions through 2030 will be more weighted toward advanced Logic (nodes ≤7 nm) and DRAM, which is required to support AI-related applications, and less toward NAND and mainstream wafers. We believe this change in wafer mix can be favorable for ASML, given that advanced Logic and DRAM are more lithography-intensive. The semiconductor market can be broadly divided into two segments based on the types of chips they produce: the Logic market and the Memory market. The largest semiconductor manufacturers serve both, producing chips in dedicated Logic or Memory fabs. Logic chips are processors, such as central processing units (CPUs) and GPUs – the ‘brains’ of electronic devices, processing input and output results. They are produced by two groups of manufacturers: integrated device manufacturers (IDMs), which design and manufacture Logic chips; and contract manufacturers, known as foundries. Foundry manufacturers produce chips for ‘fab-less’ companies that focus on design and distribution but do not manufacture microchips themselves. Memory chips can store large amounts of data in a very small area. And there are two main types: volatile chips such as DRAM, which efficiently provide data to the processor and only save data when the device is turned on; and non-volatile chips such as NAND Flash, which save data even after the device is turned off. Microchips vary in complexity depending on the task they need to fulfill. For example, the most advanced chips power leading- edge technology such as AI, big data and automotive technology, while simpler, low- cost chips such as sensors integrate sensing capabilities into everyday technology – creating the loT. The simplest types of chips can be made with more mature lithography technology, whereas manufacturers of the most complex chips need to use the latest EUV systems. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 24 At a glance Q&A with the CEO Our business Financial performance Risk and security Our marketplace (continued) Logic and Memory markets explained

4. The forces impacting our strategy Maintaining customer trust requires focus on innovation, cost, quality, response time and sustainability. We need to manage complexity in systems and processes and strengthen our sites, supply chain and people. The virtuous cycle of Moore’s Law continues – potentially accelerated further by AI. Geopolitical volatility requires a more robust approach to support our customers and people. The industry pushes against the limits of scaling and uses a widening array of levers to increase density. Success and systemic relevance have increased our responsibility to society. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 25 At a glance Q&A with the CEO Our business Financial performance Risk and security Our marketplace (continued)

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 26 At a glance Q&A with the CEO Our business Financial performance Risk and security Our business strategy Our six priorities will drive long-term growth. Over the following pages, we expand on our progress in 2025. 1 Deepen customer trust 2 Extend our technology and holistic product leadership 3 Strengthen ecosystem relationships 4 Create an exceptional workplace 5 Drive operational excellence 6 Deliver on ESG sustainability More information Page 27 Page 29 Page 31 Page 33 Page 35 Page 37

1 Deepen customer trust Consistently deliver innovative, high-quality and reliable holistic lithography solutions that foster long-term customer partnerships and set industry standards for excellence Our commitment to deepen customer trust is woven into every facet of our operations, driving us to continually: • Increase value creation focused on innovation, cost, quality, response time and sustainability. • Strengthen partnerships with customers based on even deeper understanding and anticipation of their needs and product roadmaps. • Expand the bandwidth, responsibility and accountability of our customer teams, empowering them to champion the voice of the customer and meet their requirements. Increase value creation for customers In today’s rapidly evolving technological landscape, delivering exceptional value to customers requires more than just meeting expectations – it demands foresight and continuous improvement in every aspect of our interactions. Our commitment to innovation helps us to stay ahead, developing solutions that address both current needs and future challenges. We allocate significant investment in R&D to drive new technologies faster and with greater impact, refine existing systems and fuel creative approaches to efficiency and performance. Our innovation is closely linked to our commitment to customer value. By streamlining processes and optimizing our supply chain, we aim to strike a balance between high-performance solutions and cost efficiency, providing products that align with market demands. Equally important, is our pursuit of quality in every stage of our operations. Robust quality assurance protocols are embedded throughout the product lifecycle to help our systems meet availability and reliability standards our customers rely on. Our approach to quality naturally extends to sustainability, which directly benefits our customers. Guided by environmental responsibility, we continually seek to reduce emissions, minimize waste and design products with lower energy consumption and higher recyclability, laying the groundwork for lasting impact across our value chain. Finally, we listen actively and take decisive action to address customer concerns swiftly and effectively. Our responsiveness and alignment with their expectations reinforces our commitment to their continued success. Strengthen partnerships with customers Our customers are why we exist. Establishing true partnerships with them is rooted in a genuine desire to understand their unique challenges, business models and strategic roadmaps. ASML’s strategic transformation has strengthened this endeavor through direct engagement, open communication and continuous dialogue, which drives our decision-making. We recognize that customers operate in a complex, fast-paced environment where collaboration and mutual trust are essential for shared success. This close alignment allows us to tailor our offerings, proactively address pain points and co-create solutions that deliver measurable impact. At the same time, anticipation is a hallmark of our customer engagement strategy. By staying attuned to industry trends and technological shifts, we help them navigate uncertainty and seize new opportunities. We try to anticipate changing requirements as early as possible by leveraging customer feedback, conducting market analyses and harnessing the expertise of our cross- functional teams. Through these efforts, we aim to not only meet expectations but also empower our customers to excel, positioning ourselves as a trusted and indispensable partner in their journey to growth and success. Empower our customer teams Empowering our customer teams is central to delivering tailored and relevant solutions. We delegate greater responsibility to our cross- functional teams, so that those closest to the customer have the authority and resources necessary to make decisions swiftly and effectively. With comprehensive training and direct lines of communication with leadership, teams are equipped to address challenges as they arise and champion the voice of the customer throughout the organization. In parallel, extending accountability applies not only to meeting targets but also to nurturing a culture where each team member feels personally invested in our customers’ success. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 27 At a glance Q&A with the CEO Our business Financial performance Risk and security Our business strategy (continued)

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 28 At a glance Q&A with the CEO Our business Financial performance Risk and security Our business strategy (continued) Powering technology forward through customer collaboration Keeping our lithography systems running 24/7 At ASML, customer trust is a guiding principle woven into the daily work of engineers like Edison Alameda. As a second-line customer support engineer for EUV in Chandler, Arizona, Edison’s job is to ensure the smooth operation of some of the world’s most advanced semiconductor manufacturing equipment and serve as a bridge to the customers who depend on them. Read more

2 Extend our technology and holistic product leadership Integrate hardware, software and emerging solutions to create industry-defining products for our stakeholders As a key manufacturer of lithography equipment, ASML plays a vital role in the semiconductor value chain. We don’t innovate in isolation, but as architects and integrators collaborating closely with our customers, supply chain and research and technology partners in a strong innovation ecosystem. To extend our technology and holistic product leadership, we continually aim to: • Innovate across our entire portfolio to continue to provide critical, differentiated and cost-effective solutions to our customers. • Prioritize cost and energy consumption reduction by streamlining process flows, ensuring the highest transistor density at all process steps and advancing technologies that boost productivity, lower technology expenses and cut emissions. Innovate across our portfolio With R&D of €4.7 billion in 2025, ASML’s portfolio-wide innovations tackle the most complex challenges in semiconductor manufacturing. This reflects our strategic vision to remain ahead of market demands and customer expectations. We deliver new and refined technologies that are not only critical for the industry but also uniquely tailored to the evolving needs of our customers. Research and development (in € billions) 2.0 2.2 2.5 3.3 4.0 4.3 4.7 2019 2020 2021 2022 2023 2024 2025 0 1 2 3 4 5 At the heart of our innovation is the drive to provide solutions that are both differentiated and cost-effective. Our holistic lithography portfolio spans DUV and EUV lithography systems, metrology and inspection systems, computational lithography and system and process control software, all of which address a wide range of customer requirements. By continuously introducing advancements in these domains and innovating for emerging applications like advanced packaging and 3D integration, we aim to ensure our offerings remain relevant for customers and aligned with market needs. In addition, AI is becoming increasingly vital for ASML, as evidenced by our €1.3 billion investment in Mistral AI. We believe this partnership enables us to explore the use of AI models across our product portfolio as well as in our research, development and operations, to benefit our customers with faster time-to-market and higher- performance holistic lithography systems. Our technology feasibility studies and product development efforts are closely aligned with customer device roadmaps, helping us to anticipate and meet future industry challenges before they arise. Read more in Strategic report – Our business –  Our products and services Crucial to our innovation is our close collaboration with customers, supply chain partners and research and technology institutions within a vibrant innovation ecosystem. By engaging directly with these stakeholders, we can develop solutions that are not only technologically advanced but also operationally viable and scalable. Collaborative projects, often supported and subsidized by the European Union and its member states, serve to amplify the impact of ASML’s research – accelerating progress in semiconductor manufacturing technology while adhering to the guiding framework of Moore’s Law. Prioritize cost and energy consumption reduction While innovation is essential, we recognize that it must be coupled with a commitment to efficiency and sustainability. Our strategy explicitly prioritizes reductions in cost and energy consumption across all product and process developments. This begins with streamlining process flows throughout the equipment lifecycle, with the goal that every step, from design to manufacturing to deployment, contributes to cost efficiency and environmental stewardship. Next to this, we dedicate significant resources to optimizing platform commonality, reducing system costs and extending the service life of critical equipment. By doing so, we enable our customers to attain greater performance and value from each new technology generation and help them comply with increasingly stringent sustainability goals and regulatory standards. ASML’s efforts to lower technology expenses and cut emissions are deeply linked to our mission to foster a more sustainable value chain. Initiatives to enhance recyclability, decrease energy consumption during operation and integrate green practices into every product iteration underscore our leadership in responsible innovation. In this way, we are not only responding to the needs of today’s semiconductor manufacturers but also paving the way for a future where technological growth goes hand in hand with ecological accountability. Read more in Sustainability statements – Social –  Innovation ecosystem – ESG innovation STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 29 At a glance Q&A with the CEO Our business Financial performance Risk and security Our business strategy (continued)

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 30 At a glance Q&A with the CEO Our business Financial performance Risk and security Our business strategy (continued) Powering technology forward through cutting-edge physics 1,000-watt EUV light source power shows path to higher productivity In April 2025, ASML reached a historic milestone: demonstrating the first ever 1,000-watt light source for EUV lithography. This breakthrough, built on 25 years of engineering advancements, showcases our ability to turn fundamental physics into scalable innovation that supports our customers’ roadmaps. It is a critical step toward faster, more cost-efficient production of tomorrow’s cutting-edge chips. Read more

3 Strengthen ecosystem relationships Collaborate with suppliers, academic partners and industry leaders to foster innovation, resilience and shared success across the value chain Together with our customers, suppliers, research and technology partners and peers, we: • Focus on our shared goals and responsibilities for cost, quality and sustainability to secure resilience and continuity through strategic sourcing and close cooperation. • Balance risk and reward, aiming to ensure that ambitious targets for innovation, operational excellence and sustainability are achieved within a thriving, interconnected value chain. • Support growth, mitigate disruptions and collectively elevate industry standards. • Foster collaboration to make the ecosystem stronger and more agile for the future. We trust our supply chain to manufacture most system parts and modules, and many partners to play a crucial role in developing our new technology. We aim to foster even closer relationships with our suppliers and broader ecosystem, based on shared goals and responsibility for cost, quality and sustainability. Driving continuous innovation ASML’s innovation ecosystem is built on strong relationships with customers, suppliers, co-solution partners, technology partners and academia. By closely collaborating with these groups and with industry organizations such as the Confederation of Netherlands Industry and Employers (VNO-NCW), SEMI’s Sustainability Advisory Council and the Semiconductor Climate Consortium (SCC), we aim to foster accelerated innovation and ensure access to leading-edge knowledge and technologies. Jointly, we tackle industry- wide challenges such as ESG sustainability, ultimately supporting growth and resilience across the semiconductor value chain. Academia, industry and research institutes We co-develop technical expertise with a broad network of technology partners, including universities and research institutions in Europe, the US and Asia. Key partners include the technical universities in Delft, Eindhoven and Twente, the Advanced Research Center for Nanolithography (ARCNL) and research organization TNO in the Netherlands, CEA-Leti in France, Fraunhofer in Germany and imec in Belgium. In March 2025, we signed a five-year strategic partnership agreement with imec with the aim to strengthen collaboration on emerging and societal challenges, and to develop initiatives focused on sustainable innovation in Europe. In the US, we partner with, among others, the University of California system, Stanford University, Massachusetts Institute of Technology (MIT), University of Colorado – Boulder, Purdue University, University of Illinois Urbana – Champaign. Local and national governments Governments at the local and national levels are key partners in our ecosystem, working together where we can to continue innovating and addressing mutual societal challenges. Public–private partnerships We work closely with our partners to develop and deliver research and innovation projects subsidized by the EU and its member states. These collaborative projects aim to advance IC technology for the semiconductor industry while adhering to Moore’s Law, focusing on enhancing performance and energy efficiency. The Horizon Europe program and the European Chips Act are designed to facilitate collaboration and amplify the impact of research and innovation in the EU. Focusing on quality and cost Our suppliers and innovation partners play a crucial role in optimizing both cost efficiency and product quality. By fostering open collaboration and sharing technological advancements, they enable ASML to access advanced technologies, materials, components and processes. Joint research efforts can lead to streamlined manufacturing, reduced waste and improved yields, while rigorous quality controls ensure reliability. Early involvement in design and transparent communication allows problems to be addressed before production, which can minimize the risk of costly errors. Embedding sustainability in our operations Sustainability is pivotal in our ecosystem because it can help ensure long-term resilience and competitiveness amid rapid industry transformation. By embedding sustainable practices into our operations – across supply chains, innovation and partnerships – we seek to minimize our environmental impact, conserve valuable resources and align with global expectations for responsible business. Our commitment not only works toward safeguarding our planet, but can also strengthen relationships with customers, suppliers and stakeholders who increasingly prioritize ESG sustainability standards. Ultimately, integrating sustainability drives operational excellence, supports cost efficiency and empowers us to innovate responsibly. This positions our ecosystem to thrive in a future where environmental stewardship is inseparable from business success. By focusing on cost alongside quality and sustainability, together with all our partners in our innovation ecosystem, we seek to navigate the delicate balance between innovation and commercial success in a highly dynamic global semiconductor market. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 31 At a glance Q&A with the CEO Our business Financial performance Risk and security Our business strategy (continued)

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 32 At a glance Q&A with the CEO Our business Financial performance Risk and security Our business strategy (continued) Powering technology forward through collective innovation Getting even closer to our suppliers In the dynamic landscape of semiconductor manufacturing, ASML’s supply chain serves as the foundation of our operations, enabling us to push the boundaries of technology while meeting the evolving demands of our customers. With approximately 80% of our bill of materials sourced from a global network of suppliers, close collaboration and joint innovation have always been at the heart of our strategy. We believe this partnership model not only supports the reliability and quality of our products but also fosters a shared commitment to advancing Moore’s Law, which remains essential for the industry’s continued progress. Wayne Allan, EVP and Chief Strategic Sourcing & Procurement Officer, explains how his organization is strengthening ASML’s ecosystem relationships. Wayne Allan EVP and Chief Strategic Sourcing & Procurement Officer Read more

4 Create an exceptional workplace Foster inclusivity, support talent development and cultivate a culture where all employees thrive and contribute to long- term success To unlock our growth potential, we are striving to build an exceptional workplace where our people can develop their exceptional talents and thrive. Our people strategy aims to answer the challenges and opportunities of our growth, and the evolving nature of global work, to guide the development of our people and culture to 2030. This is organized into four broad areas: 1.Develop a scalable and sustainable organization: Through clarity and knowledge-sharing 2.Build a workplace that works for everyone: Fostering inclusion, diversity and belonging 3. Invest in people effectiveness and development 4.Strengthen our leadership: Accelerating development and building a pipeline of future leaders To meet our responsibilities as a leading partner and employer in the semiconductor ecosystem, and to continue delivering the technology our customers need, we are building capacity and capabilities for the future. With the semiconductor industry projected to surpass $1 trillion in sales by 20301, ASML is preparing for a period of significant business growth through 2030. Meeting this anticipated demand requires us to scale responsibly, while preserving the culture and values that have shaped our success.  1. As presented during our Investor Day in November 2024 Attracting and retaining the best talent is essential to maintaining our pace of innovation. However, the world of work is changing rapidly. From global talent shortages and generational shifts to geopolitical dynamics and the rise of generative AI, a range of forces are reshaping how organizations plan for the future. Our people strategy is designed to respond to this complexity, ensuring we remain a place where exceptional talent can thrive. ASML People strategy Develop a scalable and sustainable organization Build a workplace that works for everyone Exceptional talent, exceptional workplace 1. Develop a scalable and sustainable organization To deliver on our growth plans and address the shifts in our competitive landscape, we need to further build a scalable and sustainable organization, based on a clear and transparent operating model, using our principles of clarity, agility and scalability. This includes empowering decision-making at the right levels, aligning roles and responsibilities, and improving coordination across departments. Strategic workforce planning and knowledge management are central to this effort. We are identifying the critical capabilities needed to deliver on our business goals and know-how through proactive collaboration and learning. Through platforms like the ASML Academy, employees can access relevant knowledge and learning opportunities that support both day-to-day work and future development. 2. Build a workplace that works for everyone We believe innovation thrives in an environment where people feel safe, respected and included. As we continue to hire globally, we are focused on creating a workplace where everyone, regardless of background, can bring their full selves to work and contribute meaningfully. Our workplace strategy is intended to foster a culture of belonging, support well-being and enable collaboration. We are investing in inclusive practices across hiring, performance and career development, while amplifying the voices of our employee networks and ambassador communities. Our well-being program supports mental, physical, social and financial health, helping employees and leaders build resilience and maintain a healthy work-life balance. 3. Invest in people effectiveness and development Learning is central to our culture, and we invest heavily in onboarding, training and career development to help employees grow and succeed. This includes reducing time-to-competence, expanding opportunities for internal mobility and supporting personalized learning. To scale responsibly, we are expanding our global talent pipeline and improving the speed and quality of recruitment. Our approach to internal mobility helps employees navigate across ASML, bringing key talents to where they can have the most impact and building a holistic understanding of our value chain. 4. Strengthen our leadership Leadership is key to navigating ASML’s complexity and growth. Leaders need to be able to deal with various challenges, considering stakeholder management across the company and changing expectations of employees across generations – which requires more empowering, multi-faceted and integrative leadership. This implies continuing to foster our technical leadership and further building our people and process excellence. Succession planning, strong pipelining and investing in senior positions and landing spots is critical to enable leadership development. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 33 At a glance Q&A with the CEO Our business Financial performance Risk and security Our business strategy (continued) Invest in people effectiveness and development Strengthen our leadership

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 34 At a glance Q&A with the CEO Our business Financial performance Risk and security Our business strategy (continued) Powering technology forward through diverse, inspired talent Diversity is a fact, inclusion is an act It is one thing to be a diverse organization, benefiting from a workforce with a wide range of backgrounds, cultures, experiences and ways of thinking, but we believe being an inclusive organization – one where everybody can be at their best – can make a real difference. Cristina Monteiro, EVP Human Resources & Organization (HR&O), explains the role that inclusivity plays in enabling innovation to thrive at ASML. Cristina Monteiro EVP Human Resources & Organization (HR&O) Read more

5 Drive operational excellence Drive continuous improvement, efficiency and integrity to ensure high performance, quality and resilience throughout the organization ASML is preparing for expected significant growth through 2030 by expanding its product range and operations, which demands a resilient and scalable industrial strategy and global footprint. We focus on aligning our supply chain and manufacturing footprint with customer locations and macroeconomic trends, while driving innovation, quality and sustainability to maintain competitiveness and operational excellence. We aim to: • Create a learning organization that drives a culture of continuous improvement, with fast feedback loops and a sustainable impact on our safety, quality, cost and delivery performance. • Drive improvements in cross-company business performance to reduce cost and cycle times, improve quality and secure on-time delivery. • Optimize our industrial footprint to have market, talent and technology access while protecting our know-how and our business. • Secure a successful enterprise resource planning (ERP) migration to enable scaling and drive improvements in cost, quality and compliance. • Protect and defend ASML’s interests and reputation by driving a culture of integrity and compliance, including for products, information security, cyber resilience and export controls. Driving a culture of continuous improvement We aim to drive a culture of continuous improvement by fostering a learning organization that emphasizes rapid feedback loops, encouraging employees to engage with and respond to changing conditions quickly and effectively. We aim to integrate improvement into every aspect of our operations, from safety and quality to cost and delivery, with the goal that these core metrics are always evolving in response to lessons learned. This approach is supported by a multi- year quality roadmap that spans the entire product lifecycle, from initial design to field service, creating sustainable impacts and reinforcing customer trust. By embedding this culture deeply within the organization, we not only enhance internal performance but also strengthen our competitive edge in the global marketplace. Reducing cost and cycle times while improving quality To achieve operational excellence, we aim to systematically reduce costs and shorten cycle times without compromising quality – leveraging advanced analytics, automation and AI. AI-driven insights help us streamline processes, eliminate inefficiencies and respond even faster to market demands. By integrating continuous feedback and robust validation, we accelerate project delivery and strengthen customer trust with reliable solutions. This approach enables us to set new benchmarks in quality and productivity while maintaining flexibility to adapt. Through AI-powered innovation and cross-functional collaboration, we believe we can position ourselves at the forefront of the industry’s evolution. Optimizing our industrial footprint We are expanding and optimizing our global footprint to ensure business continuity, increase capacity for future growth and maintain cost efficiency in serving our customers worldwide. By broadening supplier bases in Asia and enhancing manufacturing in Europe, Asia and the US, we aim to better meet customer needs. Access to expertise for timely development, new technologies and product introductions remains our main priority. Securing ERP migration A successful ERP migration is crucial for ASML’s future growth, enabling unified business processes and agile decision- making. By adopting advanced digital tools and AI-driven predictive analytics in planning and logistics, we believe we can protect business continuity and data integrity and empower teams to deliver greater value. This transformation supports rapid innovation and helps ASML maintain high standards in operational excellence, compliance and adaptability to changing market demands. Driving a culture of integrity and compliance We continue to prioritize integrity and compliance, enabling our operations to adhere to information security, cyber resilience and export controls. By embedding ethical conduct and robust compliance programs throughout our organization, we believe we can safeguard our reputation and know-how, build trust with stakeholders, and reinforce our leadership in the complexities of a globally connected industry. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 35 At a glance Q&A with the CEO Our business Financial performance Risk and security Our business strategy (continued)

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 36 At a glance Q&A with the CEO Our business Financial performance Risk and security Our business strategy (continued) Powering technology forward using the potential of AI How AI helps drive innovation at ASML Artificial intelligence is presenting new ways to extend our innovation roadmap. As well as enhancing lithography efficiency and precision, we expect it to accelerate R&D and help streamline customer support through smarter diagnostics. We believe our recent partnership with Mistral AI positions us to harness these capabilities, helping us deliver next-generation solutions and provide even stronger support for our customers. Read more

6 Deliver on ESG sustainability Drive progress in environmental, social and governance issues important to ASML and our stakeholders Key dynamics impacting our ESG sustainability strategy Our technology enables our customers to create faster, more powerful and energy- efficient microchips. These enable exciting new digital technologies, including AI, which can help tackle some of humanity’s toughest challenges – in healthcare, education, energy and mobility. At ASML, we are inspired by their potential for positive impact, on people and the planet. At the same time, these advancements bring new challenges. With the arrival of AI, global demand for computing is growing rapidly, and the anticipated strain that data centers will place on energy infrastructure – as well as the resulting increase in emissions – are shared concerns. As part of the solution, our customers are developing even more energy- efficient microchips, and we are providing our holistic lithography innovations to support the 2D shrink and 3D integration required. Collaboration across the knowledge network – academia, research institutes, startups, the consumer-facing ICT industry, microchip makers and microchip equipment makers – is essential. Our customers are also increasing microchip production to meet growing demand. Achieving this growth without a corresponding rise in energy use and emissions is a critical challenge. Collaboration throughout the value chain is vital, supported by initiatives such as the Semiconductor Climate Consortium. Our EUV systems help limit the increase in energy and chemicals use from the production of complex microchips by reducing the number of process steps. We are working to further drive down energy consumption of our EUV systems and all product families. Building on these efforts, we turn our choices into tangible actions. We organize our ESG sustainability program into distinct themes, each with targets to drive meaningful progress. Environment We aim to be greenhouse gas neutral across our value chain by 2040, working in close partnership with customers and suppliers. We are reducing the energy use and emissions of the systems we design and sell and those we have already installed at our customer sites. Each of our product families has a long-term energy saving roadmap – from enabling hydrogen reuse, to sleep modes, to high-temperature cooling water. These solutions have the potential to make a meaningful difference when scaled by customer adoption. In our own laboratories, factories and offices, we have chosen renewable electricity, and we aim to drive continuous improvement in energy saving – from optimized controls in clean rooms, to waste heat reuse, to on-site green hydrogen generation. In transport, we are increasing the number of ocean shipments to customers, compared to air. From our suppliers, we require their commitment to saving energy, reducing emissions and preventing, mitigating and managing adverse environmental impacts. Servicing and repairing installed systems to extend lifespan has always been central to our customer offer. We are now repairing more parts locally, closer to the customer, to reduce cycle times and cut emissions. Using materials efficiently is important to us. We drive down waste and increase reuse of returned materials before we use new – through investments in reverse logistics, warehouses and repair centers. We closely manage end-of-life materials and aim to have zero waste from operations to landfill and incineration by 2030. Social People – our employees, suppliers and communities – lie at the heart of our ESG sustainability approach. We aim to provide an attractive workplace for all. Employee safety and well-being are top priorities. Inclusion and diversity are also cornerstones – reflecting our values, powering our innovation and making our business stronger. We are committed to supporting our employees in their own contributions, through time for volunteering and matching of donations. Upstream of our operations, due diligence on how people are treated is a part of our relationship with suppliers. Our aim is to prevent, mitigate and manage adverse human rights impacts in our value chain. We aim to be a valued partner in our communities, thriving together. Listening to people who live near our operations and acting on their feedback has always been important to us, especially when we grow our footprint. We are proud to invest in issues that matter most to our neighbors and create lasting benefit – from affordable housing, to early-years science education, to green spaces, to arts and sports programs. Governance We aim for ESG sustainability to be integrated into day-to-day decision-making. We drive progress through reviews and updates for the Board of Management and Supervisory Board, supported by a central team. ESG sustainability represents 20% of ASML’s long-term leadership targets. We actively engage with our stakeholders on focus topics and aim for transparent, best- in-class reporting. Read more in Sustainability statements STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 37 At a glance Q&A with the CEO Our business Financial performance Risk and security Our business strategy (continued)

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 38 At a glance Q&A with the CEO Our business Financial performance Risk and security Our business strategy (continued) Powering technology forward while aiming to reduce environmental impact Simpler processes can make chip production more sustainable The global economy relies on a supply of ever-more powerful microchips. As an industry, we believe we have a joint responsibility to advance sustainability in chip production. By developing new lithography technologies with finer resolutions – such as EUV 0.33 NA and the latest EUV 0.55 NA (High NA) system – ASML supports chipmakers in simplifying the manufacturing process, moving from multi-patterning to single patterning. Fewer process steps can help limit the increase in energy and chemicals use from production of more and increasingly complex chips. Read more

People and culture We depend on more than 44,000 talented, dedicated and motivated employees who live our values of challenge, collaborate and care. Every day, our colleagues in R&D, manufacturing, customer support, sourcing and supply chain, and support functions, are empowered to take on the exciting challenge of building and maintaining the most advanced lithography, metrology and inspection systems in the world. Read more on page 46 > Capital We have strong capital reserves, underpinned by a robust financial position. Total shareholder equity at the end of 2025 amounts to €24.2 billion on a consolidated financial position total of €55.6 billion and net cash provided by operating activities of €13.8 billion in 2025. Read more on pages 272, 275 > Manufacturing facilities We have eight factories in Europe, the US and Asia that provide high-precision, highly controlled environments where we assemble, test and deliver our complex lithography and metrology and inspection portfolio, from prototype to final product. Read more on page 16 > Innovation In 2025, total R&D was €4.7 billion. But we do not innovate alone – our more than 16,000 R&D employees collaborate closely within an innovation ecosystem of key partners in the value chain. Our lithography solutions are the result of strong partnerships based on trust, respect, and shared risks and incentives to compete and drive innovation. Read more on page 29 > STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 39 At a glance Q&A with the CEO Our business Financial performance Risk and security Our business model The resources and the relationships that enable us to create sustainable long-term value

How we create sustainable long-term value throughout the semiconductor value chain. As a leading provider of holistic lithography solutions, we deliver value throughout the semiconductor value chain. Our comprehensive lithography portfolio enables cost-effective microchip scaling and supports our customers’ technology roadmaps. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 40 At a glance Q&A with the CEO Our business Financial performance Risk and security Our business model (continued) With around 10,000 customer support employees worldwide, we work 24/7 to maintain and enhance system performance – for both new systems and our growing installed base, which we upgrade and refurbish. Innovation and R&D Customer support and installed base management System integration and installation Together with our customers, suppliers and partners across our innovation ecosystem, we develop the most advanced lithography systems in the world. As system architects and integrators, we work closely with our world-class suppliers to help customers make smaller, faster, more energy- efficient microchips, while reducing the cost per wafer. Holistic lithography Helping our customers generate the greatest value per silicon wafer, creating microchips that are more powerful, faster and more energy-efficient. Lithography Computational lithography Metrology and inspection

Customers Our world-leading lithography systems enable our customers to develop ever-more-powerful and energy-efficient chips for new applications and devices. At the same time, we help our customers reduce their costs and environmental footprint. €32.7bn Total net sales 2024: €28.3bn 535 System sales in units 2024: 583 88% Customer satisfaction survey score 2024: 86% Employees ASML is a growing business providing employment opportunities around the world. We invest in people’s career development and well-being, and aim to provide a diverse and inclusive environment where they can achieve their full potential. 78.9% Employee engagement score (three-year rolling average) 2024: 78.9% 21% Women in our workforce (headcount) 2024: 21% 4.1% Attrition rate 2024: 3.8% Suppliers Our suppliers help deliver our innovations and are critical to our value chain and our ambition to be a sustainable leader in the semiconductor industry. Long-term relationships, close collaboration, transparency and a commitment to sustainability with our suppliers are key to our success. 5,100 Total number of suppliers 2024: 5,150 90% Responsible Business Alliance (RBA) self-assessment completed (in %) 2024: 91% 100% Suppliers with overall high risk evaluated and follow-up agreed (in %) 2024: 100% Shareholders Effective and disciplined investment of cash flow drives the profitable growth of our company, and can deliver solid financial performance and a healthy financial position. This underpins our ability to return cash to shareholders through growing dividends and share buybacks. €13.8bn Net cash provided by operating activities 2024: €12.4bn €7.50 Proposed annualized dividend per share 2024: €6.40 €5.9bn Share buyback 2024: €0.5bn Society We play an active role in the communities where we operate – recognizing that, when the community thrives, so do we. We believe our collaborative ecosystem nurtures innovation and benefits society. For example, we share our expertise with universities and research institutes, €1,750 Amount invested in communities (per employee), including employee giving 2024: €1,084 €20.6m Contribution to EU research projects 2024: €18.9m 11.5 Mt Net scope 3 CO2e emissions 2024: 12.0 Mt support young tech companies and promote science, technology, engineering and mathematics (STEM) education worldwide. We are also committed to creating sustainable value by reducing our environmental footprint – both from our operations and during the use of our products and services. 90% Reuse rate of parts returned from field and factory 2024: 88% 0 kt Net1 scope 1 and 2 CO2e emissions 2024: 33 kt 1. Net scope 1 and 2 CO2e emissions result from compensating for residual emissions and do not represent our gross emissions. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 41 At a glance Q&A with the CEO Our business Financial performance Risk and security Our business model (continued) The sustainable long-term value we created for our stakeholders in 2025

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 42 At a glance Q&A with the CEO Our business Financial performance Risk and security Engaged stakeholders We listen to our stakeholders and work with them to make the best- informed decision. Our interaction with them is fundamental to the long-term success of our business. By regularly engaging, we can better understand our impact on them and their respective needs and expectations.

At each stage of the customer relationship, we aim to foster trust – with the goal of achieving high customer satisfaction and loyalty. By placing customer success at the center of our work, we can leverage our innovations and develop even more sophisticated solutions alongside them. What’s happening in their world Macroeconomic uncertainty, caused by but not limited to technological sovereignty and export controls, continued to lead certain customers to remain cautious and carefully control capital expenditure and cash flow in 2025. Market growth was mainly dominated by AI, which led to increased demand for AI-related Memory and specific advanced Logic chips. How we respond We are working closely with our customers to optimize our output capability, navigate through the uncertainty and manage the risks. We are engaging with them to mutually understand the affordability of different technologies and, through regular meetings and reviews, we are aligning on their current and future needs to adjust our demand plans while staying flexible. We are also continuing our capacity investment plans to meet our customers’ long-term growth targets and, in compliance with export control regulations, we have been working to deliver the non-advanced lithography systems not impacted by the new restrictions. We continue to guide governments on the semiconductor manufacturing process and ecosystem to foster understanding of the potential impacts of current and future regulatory measures. We have deployed improvement actions identified in our 2024 customer survey, focusing on truly understanding what customers need from us, and validating that we are on the right track. We update our customers regularly on the progress we are making. In September 2025, we sent out our latest survey to measure customer satisfaction, loyalty and trust, and to identify improvement areas to enable us to better serve them. Survey results showed high and increasing levels of trust in ASML, mainly driven by our transparency and commitment to fairness and mutual success. Customers ask us to listen closely to their feedback, resolve issues in a timely manner, provide them with shorter delivery times for good-quality products, and continue pushing our technology forward to meet their current and future needs. How we engage • Regular technology review meetings between senior management and customers • Executive review meetings to discuss business and operational strategies with customers • Operational meetings to discuss various topics, including technology roadmaps, quality, costs and ESG matters • Annual customer feedback survey • Voice of the Customer program to provide firsthand feedback about our customers’ needs • Various technology symposia and special events We focus on our customers’ needs There are thousands of ASML systems installed in fabs across the globe, and our customers want to keep these machines running 24 hours a day, seven days a week, 365 days a year. With around 10,000 customer support employees, including service engineers and applications specialists, we work around the clock to enable our systems everywhere to run smoothly. 88% Customer satisfaction survey score Our customers are why we exist. We collaborate with customers at all levels of the organization – from CEO-to-CEO interaction right through to on-the-ground support at individual fabs. We help our customers achieve their goals and ensure our solutions fit their requirements.” Jim Koonmen Executive Vice President and Chief Customer Officer STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 43 At a glance Q&A with the CEO Our business Financial performance Risk and security Engaged stakeholders (continued) Customers

We strive for engaged employees who are proud to work for ASML and committed to our vision and ambitions. Innovation thrives in an environment where everyone is empowered to contribute. By creating an exceptional workplace that fosters inclusivity, we aim to enable everyone to unlock their full potential and drive our collective success. What’s happening in their world ASML has experienced significant growth in recent years, driven by rising demand in the semiconductor industry. Attracting and retaining the best talent is essential to maintaining our pace of innovation. As the workplace evolves – shaped by global talent shortages, generational shifts, geopolitics and advancements like generative AI – we must adapt our strategies to succeed in this changing landscape. In 2024, we introduced a new leadership and governance structure, requiring further focus on maturing. Our annual employee engagement survey provided valuable insights into the themes our employees want us to focus on: inclusion, well-being, career development, quality – including work processes and cross-team collaboration – and confidence in the company’s strategic direction. How we respond Just as our technological ambitions continue at pace, so do our aspirations for building an exceptional workplace that works for all. We are building on a solid foundation and the strength of our culture and values to scale-up ASML, aiming to create the best place for our people to innovate, make an impact and grow. We have a people strategy to address the challenges and opportunities of our growth and the evolving nature of global work, as well as the themes raised by the engagement survey. How we engage Direct engagement: • Employee engagement survey (annually) • Develop & Perform program, including employee feedback and performance reviews (annually) • Learning programs (on occurrence) • Speak Up Service (on occurrence) • EHS incident management (on occurrence) • Employee networks (which are open to all to join), such as Women, Seniors, Atypical, early career, multicultural and workers of all national origins, LGBTQIA+, Parents and Veterans (on occurrence) • Ambassador communities, aiming to attract and inspire talent, promote well-being and engage colleagues (on occurrence) • Internal communication and awareness, for example, through the intranet, our ethics program and our EHS management system (daily) • Onboarding program for new employees (upon joining) • All-employee meeting and senior management meetings, department meetings and interactive lunch sessions with Board members (on occurrence) • Human Resources and Employee Relations (on occurrence) Engagement via representation: • Works councils/unions (on occurrence) 90% of new colleagues starting in 2025 indicated they had a positive onboarding experience 52% of our employees have been in the company less than five years 28% of our employees today are not nationals of the country they work in We are on a journey to inclusivity – and it’s a long journey. We’ve made good progress, but there is still more to achieve.” Cristina Monteiro EVP HR&O STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 44 At a glance Q&A with the CEO Our business Financial performance Risk and security Engaged stakeholders (continued) Employees

Our suppliers are an essential part of our value chain and critical to our ability to innovate. We rely on our network of approximately 900 product- related suppliers for the parts and modules that make up our products, as well as about 4,200 non-product-related suppliers. Our supply chain is a key factor in designing and delivering the technology, quality, affordability and sustainability that we offer to our customers. What’s happening in their world The semiconductor market is cyclical, so the world of our suppliers is turbulent at times. In recent years, geopolitical events and inflationary pressures have added to macroeconomic uncertainty. Suppliers are expected to build capacity for steep growth in the long run, while being flexible enough to manage peaks and troughs in the short run. Our future growth – and that of our customers – can only happen if our suppliers are able to keep up. Furthermore, ASML aims to continually raise the bar for the quality, affordability and sustainability of what we buy from suppliers. How we respond We want to build strong and durable business relationships with our suppliers based on mutual trust. We are transparent with them about our business outlook and the expectations of our customers, and we listen when suppliers openly share their pain points and challenges. In addition to the usual day-to-day supplier management, we conduct intensive audits and engagement projects with our suppliers. These efforts address current topics as well as structurally help them prepare for anticipated long-term growth by building the required capabilities. How we engage • Annual Suppliers’ Day • Annual Supplier Collaboration Day • Direct interactions via supplier account teams, led by sourcing account leaders • Supplier audits • Supplier collaboration engagements • Site visits • Supplier newsletter • RBA Self-Assessment Questionnaire (SAQ) • Speak Up Service • Knowledge sessions on ESG topics • Conflict minerals program By partnering closely with and supporting our suppliers, we aim to ensure they’re prepared to work with us for years to come – and to weather the changes the chip industry is known for, including periods of rapid growth and business- cycle fluctuations. We aim to build a resilient, innovative and affordable supply chain that can grow with us toward 2030 and beyond, and consistently deliver the quality and value that our customers need.” Herman Boom Head of Strategic Sourcing & Procurement STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 45 At a glance Q&A with the CEO Our business Financial performance Risk and security Engaged stakeholders (continued) Suppliers

We aim to help shareholders – as well as financial and ESG sustainability analysts – understand our long- term strategy. We communicate with them about our financial growth strategies and opportunities, our financial and ESG sustainability performance, our outlook and our shareholder returns. What’s happening in their world For investors in the semiconductor industry, 2025 was another dynamic year. In the first half of the year, geopolitical announcements related to export control restrictions and tariffs, combined with customer capital expenditure reductions, created volatility in the investment community. During the second half of the year, investor sentiment improved, supported by large-scale investments in AI infrastructure and applications, and increasing demand for advanced Logic and DRAM to support these applications. How we respond During the year, we actively engaged with our investor community via a large number of conferences, roadshows and conference calls, to discuss specific topics relevant to our equity story, including ESG-related topics. We also encourage investors to visit our Veldhoven (the Netherlands) or Wilton (US) facilities in person to discuss and see our capacity expansion plans, as well as our technology challenges and opportunities in our ASML Experience Centers. How we engage • Annual General Meeting • Investor Day • Investor and analyst calls • ASML quarterly results presentations and press releases • Various investor conferences and roadshows • Various sustainability questionnaires, assessments and survey feedback • Direct personal interactions in line with our Bilateral Contacts Policy, as published on our website • Engagement meetings with investors associations, such as the Dutch Investors’ Association (VEB), the Corporate Governance Forum, Eumedion and the Dutch Association of Investors for Sustainable Development (VBDO) Positioned for significant growth Expected growth in semiconductor end markets and increasing lithography spending on future nodes fuel demand for our products and services. We will continue to invest in our business and expect to return significant amounts of cash to our shareholders through growing dividends and share buybacks. €8.5bn Returned to shareholders through dividends and share buybacks in 2025. Our continued investments in technology leadership have created significant shareholder value. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 46 At a glance Q&A with the CEO Our business Financial performance Risk and security Engaged stakeholders (continued) Shareholders

We know our actions and activities have an impact beyond ASML – on the world around us in its broadest sense, which is how we define society. We engage with organizations, communities and other bodies in society on a wide range of issues and other matters of attention – from reducing our environmental footprint to regulatory matters and fulfilling our commitment to playing an active role in the communities where we operate. What’s happening in their world Increasingly, the local communities where we operate feel the impact of our rapid development – for example in the Brainport Eindhoven region around our headquarters, in Wilton, Connecticut (US), Taiwan, Hwaseong (South Korea) or Berlin (Germany). Our planned campus expansions should consider the interests of our close neighbors. Our community stakeholders expect us to take on our fair share in keeping the region attractive and inclusive for all community members, with sufficient affordable housing, sustainable transportation, a strong (technology) education system for all and opportunities for the underserved. In addition, we want to help ASML newcomers integrate and feel at home. How we respond Our Community Partnership Program focuses globally on four areas: boosting the attractiveness of local communities; aiming to keep these communities inclusive; supporting science and technology education; and supporting ESG innovation. Within these areas, alongside our stakeholders, we have identified and formed programs that we first began executing in 2023. We also support our employees in their efforts to give back to their communities in their areas of interest through our Employee Giving program and by supporting their volunteering initiatives. We work with and collaborate with governments on all levels (national, regional and local) to ensure our growth and objectives are clear and can be supported. Read more in our ASML Government & External Affairs Report at asml.com How we engage Direct engagement: • External survey of Brainport Eindhoven (quarterly) • Online via social media and websites (global and local, such as ASML Dichtbij) (daily) • Dedicated phone lines, online forms and email addresses, including directly with our ‘omgevingsmanager’ (on occurrence) • Events, open-house, town halls and local information sessions (on occurrence) • Newsletters, community relations and ongoing community outreach programs (on occurrence) • Speak Up Service (on occurrence) Engagement via representation or credible proxies with industry unions and associations (on occurrence): • Member conferences and technical forums • Member consultation on standards • Brainport Eindhoven (six-week intervals) Engagement with governments and authorities (on occurrence): • Proactive dialogue with government and municipalities • Relevant EU roundtable discussions • Compliance reporting • Dialogue with tax authorities STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 47 At a glance Q&A with the CEO Our business Financial performance Risk and security Engaged stakeholders (continued) Society ASML’s Societal Conference – building community connections The Societal Conference is ASML’s annual event to highlight and enhance societal engagement with public partners. The 2025 conference – its second edition – focused on ‘Broad Prosperity & Collaboration in Brainport’, exploring the links between economic growth, social resilience and shared responsibility. It serves as a platform for reflection, dialogue and encouraging joint action within the region. We invited representatives from business, local and national government, and societal partners – with 267 registrations in total.

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 48 At a glance Q&A with the CEO Our business Financial performance Risk and security Financial performance 49 Message from our CFO 52 Financial performance KPIs 57 Long-term growth opportunities

Roger Dassen Executive Vice President and Chief Financial Officer STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 49 At a glance Q&A with the CEO Our business Financial performance Risk and security Message from our Executive Vice President and Chief Financial Officer Roger Dassen “Results in line with guidance, as AI investment continues to gather momentum.”

Dear Stakeholder, This was another excellent year for ASML. In line with expectations, sales grew 15.6% as compared to 2024, driven by continuing growth in AI and a steady increase in the number of customers capitalizing on this significant industry trend. Our EUV business performed well on the back of strong sales of the TWINSCAN NXE:3800E. This latest addition to our NXE series has been well received by our customers as this system delivers greater productivity, enabling them to achieve higher wafer capacity. We also carried out a significant number of TWINSCAN NXE:3800E field upgrades, which resulted in a substantial portion of EUV system revenue being shifted to installed base revenue. Our DUV business in China turned out to be stronger than anticipated, offsetting marginally lower than anticipated non-China DUV business as mainstream business outside of China remained weak. Total net sales rose by €4.4 billion, or 15.6%, reflecting an increase in net system sales of 12.4%, and an increase in net service and field option sales of 26.2% compared to 2024. The increase in system sales was primarily driven by higher EUV and DUV immersion system sales – this was partially offset by a decrease in ArF dry, KrF and i-line sales volumes. The increase in net service and field option sales was primarily due to the growing installed base, higher levels of lithography tool use for certain customers and more NXE field upgrades. Our gross profit and gross margin increased in 2025 compared to 2024, mainly driven by a favorable NXE product mix and higher net service and field option sales and margins. These positive effects on gross margin were partially offset by the dilutive impact of EXE systems recognized in sales. Key dynamics of 2025 There were three important factors this year. Firstly, during the year, several question marks emerged around geopolitical challenges, notably tariffs. Heightened levels of uncertainty were apparent for some customers, who were understandably apprehensive about investing in major manufacturing bases if the equipment they needed could potentially become significantly more costly. Secondly, while AI-related demand continued to surge, demand from other segments was relatively subdued during the first part of 2025. This changed as the year progressed, and the markets associated with PCs and smartphones, among others, began to accelerate. Finally, the number of customers seizing opportunities generated by the AI boom began to increase. Early in the year, AI was benefiting only a small number of our customers, but its impact has now spread to more. All three major DRAM players have identified benefits from the AI uptick, and this drove a marked increase in optimism and positivity. Turning to the foundry market, where a single major company leads, we have seen some signs of recovery for some of the other players in this market. Putting AI at the heart of our organization In recent years, we have dedicated more resources to the field of AI and we have recognized a number of areas where it can play a pivotal role in the company’s development and how we meet customer needs. Software already is a major factor in driving the performance of our systems – by incorporating artificial intelligence, we can elevate precision and speed to the next level, required to meet our customers’ advanced needs. For example, in operations demanding nanometer-level accuracy, a temperature fluctuation as small as one-thousandth of a degree may have huge implications. So deploying best-in-class AI models to assess the behavior of exogenous variables on a wafer can drive the performance of our lithography, metrology and inspection systems. We are also using AI to become more efficient as an organization. This is an area where the finance team has played an important role within ASML by monitoring the various efficiency initiatives across the business, with efficiency measured as output per person. A key issue is around how many people we need in order to create the required output – and this has led us to prioritizing initiatives in a number of domains. In R&D, we are using AI to reduce the time- to-market for new products and services, supporting our engineers so their innovations can deliver improvements to customers as quickly as possible. AI is helping us in several operational areas, including improving efficiency by providing insights into how we can best sequence production phases to create an optimal flow. Our customer support engineers also use AI in the field, for example with machine diagnostics that can make preventive maintenance more efficient. In addition, AI is behind ongoing improvements in the efficiency of the company’s enabling functions, including Finance, IT, HR, Legal and Compliance and many more areas. €32.7bn Total net sales 51.8% Gross margin €8.5bn Returned to shareholders STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 50 At a glance Q&A with the CEO Our business Financial performance Risk and security In conversation with Roger Dassen (continued) Executive Vice President and Chief Financial Officer We cannot reap the benefits of AI – for ourselves as well as for our customers – without engaging with  external partners.” Roger Dassen Executive Vice President and Chief Financial Officer

…and of our future Building on a long history of working closely with organizations across our ecosystem, we recognized that we cannot reap the benefits of AI – for ourselves as well as for our customers – without engaging with external partners. When generative AI started to land, we began looking at potential partners, including Mistral AI, and we were delighted to take an approximately 11% share on a fully diluted basis in the company during 2025. Mistral AI has a high-quality large language model able to support software coding and therefore plays a pivotal role in the development of our systems. Furthermore, we believe Mistral AI and ASML are an excellent fit. We have seen how their teams understand our culture as well as how our engineers work and what they need – and that synergy is really critical. Leading the way on sustainability reporting The finance team worked hard throughout 2025 to help ASML maintain its reputation as a role model in sustainability reporting. We prepared our previous 2024 Annual Report in accordance with European Sustainability Reporting Standards (ESRS) requirements, and I am pleased to say that this year’s report follows suit. We took part in the consultation process for the revision of the ESRS standards. This followed from the EU’s Omnibus Simplification Package, aimed to simplify sustainability reporting for companies by reducing the number of mandatory data points, clarifying provisions, and streamlining requirements. While we have taken advantage of the ESRS ‘Quick Fix’ – a temporary relief package in force until the revised standards are finalized – we remain fully committed to the principles of sustainability reporting. Extensive and accurate data on our supply chain and customers, as well as on our own organization, helps us understand our impact and that of our ecosystem, and therefore identify how best to manage it. Looking ahead Looking ahead to 2026, we anticipate total net sales of between €34 billion and €39 billion. Starting with our EUV business, we expect revenues to increase significantly in 2026 as a result of the dynamics in advanced Logic and DRAM. For non-EUV, we anticipate that revenues for 2026 will be similar to 2025. Finally, in our service and field option sales business, we expect another year of revenue growth, driven by our growing EUV installed base and our customers’ plans for performance upgrades to support their rapidly increasing capacity requirements. In line with our 2024 Investor Day announcements, we expect a 2030 revenue opportunity between €44 billion and €60 billion. We maintain our financing policy – a solid capital and liquidity structure, based on which we will continue to invest in our business and expect to return significant amounts of cash to our shareholders through growing dividends and share buybacks. In summary, our long-term outlook remains robust, supported by the combination of strong market dynamics and a solid strategic roadmap for our products and services. Roger Dassen Executive Vice President and Chief Financial Officer STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 51 At a glance Q&A with the CEO Our business Financial performance Risk and security In conversation with Roger Dassen (continued) Executive Vice President and Chief Financial Officer We cannot reap the benefits of AI – for ourselves as well as for our customers – without engaging with  external partners.” Roger Dassen Executive Vice President and Chief Financial Officer

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Financial performance KPIs

The figures in the table below are based on US GAAP, as ASML measures its performance and externally reports quarterly to stakeholders in accordance with US GAAP.

Sales

Total net sales
€32.7bn
2024: €28.3bn

Net system sales
€24.5bn
2024: €21.8bn

Net service and field option sales
€8.2bn
2024: €6.5bn

Sales of lithography systems (in units)[1]
327
2024: 418

EUV systems recognized (in units)
48
2024: 44

Profitability

	Amount	% of total net sales
Gross profit	€17.3bn (2024: €14.5bn)	52.8% (2024: 51.3%)
Income from operations	€11.3bn (2024: €9.0bn)	34.6% (2024: 31.9%)
Net income	€9.6bn (2024: €7.6bn)	29.4% (2024: 26.8%)

Earnings per share (basic)
€24.73
2024: €19.25

Liquidity

Cash and cash equivalents and short-term investments (year end)
€13.3bn
2024: €12.7bn

Net cash provided by operating activities
€12.7bn
2024: €11.2bn

Free cash flow[2]
€11.0bn
2024: €9.1bn

1. Lithography systems do not include metrology and inspection systems.
2. Free cash flow is a non-GAAP measure and is defined as net cash provided by operating activities (2025: €12,658.5 million and 2024: €11,166.2 million) minus purchase of property, plant and equipment (2025: €1,573.6 million and 2024: €2,067.2 million) and purchase of intangible assets (2025: €57.6 million and 2024: €15.9 million). We believe that free cash flow is an important liquidity metric for our investors, reflecting cash that is available for acquisitions, to repay debt and to return money to our shareholders by means of dividends and share buybacks. Purchase of property, plant and equipment and purchase of intangible assets are deducted from net cash provided by operating activities in calculating free cash flow because these payments are necessary to support the maintenance and investments in our assets to maintain the current asset base.

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Financial performance KPIs (continued)

Operating results of 2025 compared to 2024

Year ended December 31 (€, in millions)	2024	%[1]	2025	%[1]	% Change
Net system sales	21,768.7	77.0	**24,474.3**	74.9	12.4
Net service and field option sales	6,494.2	23.0	**8,193.0**	25.1	26.2
Total net sales	28,262.9	100.0	**32,667.3**	100.0	15.6
Cost of system sales	(10,615.1)	(37.6)	**(11,710.6)**	(35.8)	10.3
Cost of service and field option sales	(3,364.0)	(11.9)	**(4,025.3)**	(12.3)	19.7
Total cost of sales	(13,979.1)	(49.5)	**(15,735.9)**	(48.2)	12.6
Gross profit	14,283.8	50.5	**16,931.4**	51.8	18.5
Research and development costs	(3,181.0)	(11.3)	**(3,619.6)**	(11.1)	13.8
Selling, general and administrative costs	(1,165.7)	(4.1)	**(1,257.8)**	(3.9)	7.9
Operating income	9,937.1	35.2	**12,054.0**	36.9	21.3
Finance income	182.4	0.6	**223.0**	0.7	22.3
Finance costs	(162.6)	(0.6)	**(118.3)**	(0.4)	(27.2)
Income before income taxes	9,956.9	35.2	**12,158.7**	37.2	22.1
Income tax expense	(1,817.7)	(6.4)	**(2,162.4)**	(6.6)	19.0
Income after income taxes	8,139.2	28.8	**9,996.3**	30.6	22.8
Profit (loss) related to investments in associates	209.8	0.7	**216.7**	0.7	3.3
Net income	8,349.0	29.5	**10,213.0**	31.3	22.3

1. As a percentage of total net sales.

Total net sales

In 2025, total net sales increased by €4.4 billion, representing a 15.6% year-over-year increase. This growth was driven by a 12.4% increase in net system sales and a 26.2% increase in net service and field option sales compared to 2024.

Total net sales growth (in billions)


2025
€16.1
€8.4
€8.2
€32.7
2024
€13.2
€8.6
€6.5
€28.3
Logic
Memory
Service and field options

In Logic, net sales increased by €2.9 billion, primarily driven by leading-edge foundry growth in support of strong AI demand and our customers building capacity for their next nodes.

In Memory, net sales decreased by €0.2 billion, primarily reflecting a continuation of high Memory demand following strong growth in 2024. This momentum is fueled by investment in high-bandwidth memory and DDR5 to support AI-related applications, which remain a key growth driver in the Memory market.

Net service and field option sales increased mainly due to the growing installed base of systems, higher levels of lithography tool use for certain customers, and more NXE field upgrades.

Increase on previous year

15.6%
Net sales

12.4%
Net system sales

26.2%
Net service and field option sales

A reconciliation of net income in accordance with US GAAP and EU-IFRS is set forth below:

Year ended December 31 (€, in millions)	2024	2025
Net income in accordance with US GAAP	7,571.6	**9,609.4**
Capitalization of development expenditures and related amortization, net of tax	751.1	**619.5**
Income tax on intercompany profit elimination, share-based payments and uncertain tax positions	26.3	**(15.9)**
Net income in accordance with EU-IFRS	8,349.0	**10,213.0**

The Consolidated financial statements included in this Annual Report are based on EU-IFRS, therefore, the results of operations analysis set out in the remainder of this section is based on EU-IFRS.

Net sales (in billions) €28.3 €0.7 €2.6 €0.6 €(0.3) €(1.1) €0.2 €1.7 €32.7 2024 EXE NXE ArF immersion ArF dry KrF & I-line Metrology and inspection Service and field option 2025 The increase in total net sales was primarily driven by greater NXE and NXT immersion adoption supported by leading-edge foundry investments for AI demand, EXE systems being delivered to and installed at more customers, and higher service and field option sales. This was partially offset by a decrease in ArF dry, KrF and i-line sales volumes. We recognized four EXE and 44 NXE systems in sales in 2025 compared to two EXE and 42 NXE systems in 2024. Our system sales across our DUV technologies decreased from 374 in2024 to 279 in 2025. The increase in net service and field option sales was primarily due to the growing installed base, higher levels of lithography tool use for certain customers and more NXE field upgrades. Gross profit (in millions) and gross margin (in %) €14,284 €16,931 50.5% 51.8% Gross profit Gross margin 2024 2025 Gross profit and gross margin increased, mainly driven by a favorable NXE product mix and higher net service and field option sales and margins. These positive effects on gross margin were partially offset by the dilutive impact of EXE systems recognized in sales. Research and development costs (in millions) €3,181 €3,620 11.3% 11.1% R&D costs % of total net sales 2024 2025 Research and development (R&D) investments of €4,698.8 million (2024: €4,303.7 million), are mainly comprised of R&D costs net of credits (including net development costs not eligible for capitalization) of €3,619.6 million (2024: €3,181.0 million) and capitalization of development expenditures of €1,079.3 million (2024: €1,122.7 million). This increase in investments reflects continued investments across our EUV, DUV and metrology and inspection systems, and computational lithography, all of which support the development of our holistic lithography solutions. In 2025, R&D efforts were primarily focused on: • Investments in the development of the NXE:3800E and NXE:3800F systems, and further improving availability and productivity of our NXE installed base systems. • Investments in the development of our EXE systems to support future nodes for both Logic and DRAM customers. • Continued investment in the next-generation lithography systems, to increase productivity and overlay in critical DUV layers (NXT:2150i), increase productivity in KrF layers (NXT:870B) and make a next step in cost effectiveness for our i-line customers and investing in packaging portfolio (XT:260). • Continued investment in e-beam inspection, e-beam metrology and YieldStar optical metrology. In addition, executing our multibeam inspection roadmap and continuously expanding our investment in the holistic software applications space. €3.6 billion R&D costs 13.8% Increase in R&D costs on previous year STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 54 At a glance Q&A with the CEO Our business Financial performance Risk and security Financial performance KPIs (continued)

Selling, general and administrative costs (in millions) €1,166 €1,258 4.1% 3.9% SG&A costs (€, in millions) % of total net sales 2024 2025 Selling, general and administrative (SG&A) costs increased by 7.9% year-over-year, primarily due to higher average wages and salaries per FTE, and continued investments in our Community Partnership Program. Income taxes (in millions) €1,818 €2,162 18.3% 17.8% Income tax expense (€, in millions) ETR % 2024 2025 The effective tax rate (ETR) decreased to 17.8% in 2025, compared to 18.3% in 2024. This reduction is primarily due to a correction for a historic tax position recognized in 2024 that pertained to multiple years, for which the underlying tax position has a lower impact in 2025. Net income and earnings per share €21.23 €26.29 393 389 EPS (basic) Weighted avg. # of shares (in millions) 2024 2025 Net income for 2025 amounted to €10,213.0 million, representing 31.3% of total net sales and €26.29 basic net income per ordinary share. This compares to 29.5% of total net sales, and €21.23 basic net income per ordinary share in 2024. The increase in basic net income per ordinary share was primarily driven by higher net income. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 55 At a glance Q&A with the CEO Our business Financial performance Risk and security Financial performance KPIs (continued)

Cash flow analysis We continued to invest significantly in next-generation technologies to secure future growth opportunities. These investments required substantial cash outflows in net working capital, capital expenditures, and R&D. At the same time, we remained committed to returning cash to our shareholders through dividends and the share buyback program. Year ended December 31 (€, in millions) 2024 2025 Cash and cash equivalents, beginning of period 7,004.7 12,735.9 Net cash provided by (used in) operating activities 12,369.7 13,826.5 Net cash provided by (used in) investing activities (3,731.8) (4,857.0) Net cash provided by (used in) financing activities (2,913.1) (8,759.3) Effect of changes in exchange rates on cash 6.4 (30.1) Net increase (decrease) in cash and cash equivalents 5,731.2 180.1 Cash and cash equivalents, end of period 12,735.9 12,916.0 Short-term investments, end of period 5.4 405.9 Cash and cash equivalents and short-term investments 12,741.3 13,321.9 Net cash provided by (used in) operating activities Net cash provided by operating activities increased by €1,456.8 million compared to 2024. This was mainly due to an increase in net income of €1,864.0 million, which is partially offset by an increase in working-capital. Net cash provided by (used in) investing activities Net cash used in investing activities increased by €1,125.2 million compared to 2024, primarily due to the €1,302.2 million investment in Mistral in 2025. This was partially offset by a reduction in capital expenditures, with cash outflows for property, plant, and equipment decreasing from €2,067.2 million in 2024 to €1,573.6 million in 2025. Net cash provided by (used in) financing activities The net cash used in financing activities increased by €5,846.2 million compared to 2024. This was primarily driven by a €5,450.0 million increase in share repurchases under our share buyback program, the repayment of an outstanding €1,000.0 million bond that was due on December 6, 2025, and a €97.4 million increase in total dividends paid. These outflows were partially offset by the issuance and repayments of Euro Commercial Paper, which generated a net cash inflow of €689.2 million. As of December 31, 2025, ASML has sufficient capital for the company’s present obligations. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 56 At a glance Q&A with the CEO Our business Financial performance Risk and security Financial performance KPIs (continued)

Trend information Looking to 2026, we expect full-year revenue between €34 billion and €39 billion. This outlook has strengthened significantly in the final months of 2025, mainly due to the anticipated increase and acceleration of capacity expansion plans by our advanced Logic and DRAM customers to meet the strong end-market demand driven by AI. Looking at market segments, we expect Logic-related revenues to remain strong and Memory revenues to be significantly higher compared to 2025. We anticipate our EUV revenue to be significantly higher, driven by advanced node ramps. Our non-EUV revenue is expected to be similar to 2025. With our net service and field option sales, we expect another year of growth, primarily due to increasing service revenue from our growing EUV installed base and our customers’ plans for productivity upgrades. We have been preparing for growth, and our capacity planning is continuing while we work with our supply chain to support a multi-year ramp. Total net sales for the first quarter of 2026 is guided between €8.2 billion and €8.9 billion. The trends, expectations and guidance discussed above are subject to risks and uncertainties. Read more in Other appendices – Special note regarding forward- looking statements Long-term growth opportunity for 20301 At our November 2024 Investor Day, we provided an update on our long-term growth opportunity for 2030. The semiconductor industry remains strong and AI is expected to create further opportunity. Our industry will require major innovations to address the anticipated cost and power consumption challenges of AI and this will further boost the industry roadmap in a product mix shifting toward advanced Logic and DRAM. Our customers remain at the core of our strategy, and we believe that lithography will remain at the heart of their innovation. We also anticipate that an increased number of critical lithography exposures for advanced Logic and Memory processes will continue to support our customers in addressing their challenges. We expect that our ability to 1) scale our EUV technology well into the next decade, 2) extend holistic lithography into supporting 3D front end integration and 3) improve the performance and cost effectiveness of our EUV and DUV products will continue to address all our customers’ needs with a flexible and versatile portfolio. ASML values the strong industry partnerships which are critical to our success and our collective commitment to a leadership position in ESG. Based on our modelling of the different scenarios we expect global semi sales to grow at 9% CAGR (2025-2030) and surpass $1 trillion by 2030. This translates into an expected overall wafer demand growth of 780K wafer starts per month per year (2025-2030), on average. The rise of AI as a leading end driver also implies a positive mix-shift in the wafer demand profile from litho spending perspective. We expect advanced Logic and DRAM to drive further EUV litho exposures and spending. For the period from 2025 to 2030, for advanced Logic, we expect an EUV litho spending CAGR of 10-20% and for DRAM, we expect an EUV litho spending CAGR of 15-25%. This expected growth in semiconductor end markets and increasing lithography spending on future nodes are expected to fuel demand for our products and services. Based on different market and lithography intensity scenarios, we see an opportunity to achieve 2030 annual revenue between approximately €44 billion and €60 billion. We expect to continue to return significant amounts of cash to our shareholders through a combination of growing dividends and share buybacks. Read more in Strategic report – Our business – Our business strategy Long-term models as presented at 2024 Investor Day Total sales opportunity (in €bn) 2024 Investor Day Sales 2030 High scenario EUV sales 32 Non-EUV sales (lithography and M&I*) 15 Installed base management** 13 Total 60 Moderate scenario EUV sales 26 Non-EUV sales (lithography and M&I*) 14 Installed base management** 12 Total 52 Low scenario EUV sales 22 Non-EUV sales (lithography and M&I*) 11 Installed base management** 11 Total 44 * M&I: Metrology and inspection. ** Installed base management equals our net service and field option sales. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 57 At a glance Q&A with the CEO Our business Financial performance Risk and security Long-term growth opportunities 1.Long-term growth opportunity for 2030 as presented during our Investor Day in November 2024.

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 58 At a glance Q&A with the CEO Our business Financial performance Risk and security Risk and security 59 Understanding ASML’s risk management framework 61 How we manage risk 64 Risk factors 72 Information security

In this Q&A with An Lommers, ASML’s Head of Risk, Business Assurance and Security (RBA&S), we explore the company’s approach to risk management in a dynamic global environment. Q Why is it so important for ASML to manage risks? It is essential for safeguarding our company’s long-term resilience and success. By proactively identifying and addressing potential threats – such as those from economic shifts, geopolitical changes, technological advances or regulatory developments – we can avoid costly disruptions, avoid non-compliance, protect our reputation and remain competitive by staying ahead of the game. Effective risk management enables better- informed decisions, fosters greater trust among our stakeholders, and supports the ability to identify new opportunities for growth and innovation. In today’s rapidly changing global landscape, having strong risk management practices is what helps us keep growing and reach our strategic goals. Q How does ASML manage its risks at an organizational level? We have an enterprise risk management (ERM) framework in place that is designed to be fully integrated into how we work every day and how we plan for the future. We aim to make risk management a natural part of our business by setting clear standards, supporting governance, and looking for ways to get better at managing risks and meeting compliance requirements. Q What is the main purpose of risk management at ASML? First and foremost, it’s about helping our company achieve its business objectives in a responsible way. Our ERM process is executed continuously, to make sure risk identification and mitigation are timely and effective, which enables our leaders to make best-informed decisions. Q Could you explain the structure of the ERM process at ASML? As Head of RBA&S, I am responsible for the development and maintenance of our ERM framework, reporting to the CFO and Audit Committee. Our approach is systematic – we follow the ISO 31000:2018 standard, which includes overseeing security functions and compliance processes. We take a mixed approach – our ERM process merges top-down oversight of company-wide risks with bottom-up insights from teams in the organization, so that risks are identified and managed at the appropriate levels. We are continuously looking for ways to improve this process by learning from the latest insights and using best practices. Q What exactly is the ASML risk universe? Think of it as a big, consolidated map of the main risks that could affect our business goals. It covers 31 risk categories grouped under the risk types Strategic, Operations, Finance and reporting and Compliance, which helps us to provide a consistent approach for risk assessments across the company. Q How does ASML adapt to new and emerging risks? We continually assess and adjust our risk responses to align with our risk appetite and corporate priorities, ensuring we can respond to a dynamic business environment. We regularly check in on our risk universe and keep track of any changes, with the Compliance, Ethics, Security and Risk Committee (CESR) reviewing it every quarter. This way, we are making sure our plans for handling risk fit with what matters most to us as a company, so we can react quickly whenever things shift in our dynamic business environment. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 59 At a glance Q&A with the CEO Our business Financial performance Risk and security Understanding ASML’s risk management framework An Lommers Together with our partners, we protect ASML and its stakeholders, ensuring ASML can execute its strategy.” An Lommers Head of RBA&S

Q What are examples of risks ASML faces in today’s global landscape? Our risk landscape is constantly evolving in response to changes both within the industry and on the world stage. Geopolitical volatility, for example, is creating a push for technological sovereignty, which could result in a fragmented global ecosystem, particularly in the semiconductor value chain. One of our main concerns is that future trade restrictions – whether pertaining to raw materials, technology, systems or investments – may further limit our ability to source critical parts or to sell and service our systems for certain customers. Navigating the ever- evolving landscape of regulations adds to the challenge of maintaining compliance. Q How do economic uncertainties and market volatility impact ASML? The global economy directly influences demand in the semiconductor industry, and consequently, demand for our products and services. Economic volatility and typical semiconductor cycles keep us vigilant and adaptable in our operational planning. Q Why is information protection so important for ASML? Our innovation ecosystem – and our ability to protect the know-how and intellectual property that underpin it – are the bedrock of our leadership in the market. However, there’s mounting pressure in this area, both for us and for our open innovation partners. Also, we are not immune to cyber and other security threats, which is why we invest heavily in robust protection and detection measures, and continuously monitor the risks involved. Q What growth challenges is ASML encountering as it looks to the future? Despite the uncertainties and volatility facing our industry, the long-term outlook for the semiconductor market remains robust, signaling potential growth opportunities ahead for ASML. For risk management, these potential growth opportunities and associated challenges require a proactive, forward-thinking approach. We must not only anticipate and mitigate traditional operational risks, but also adapt our frameworks to account for evolving workforce dynamics and supply chain complexities. Strengthening our resilience against disruptions – whether from market fluctuations, talent shortages or geopolitical events – is an integral part of our risk management strategy. This means investing in scenario planning, diversifying suppliers and developing agile talent pipelines, with the goal to pursue growth, while remaining vigilant and prepared for the risks that accompany it. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 60 At a glance Q&A with the CEO Our business Financial performance Risk and security Understanding ASML’s risk management framework (continued) An Lommers

Enterprise risk management ASML’s ERM framework is designed to enable a well- defined governance structure and a robust ERM process. The Risk and Business Assurance function drives the ERM process and associated activities across ASML. We follow a systematic approach to identify, manage and monitor risks in pursuit of our business objectives by setting standards and enabling management to maintain and continuously improve our governance, risk management, internal control and compliance. The framework enables us to identify opportunities to achieve our objectives and sustainable long-term value creation. ERM is a continuous process. Its related activities are periodically repeated to identify and address risks in a timely fashion, and ensure outcomes are relevant for effective decision-making. Our Head of RBA&S reports to the CFO and Audit Committee and is responsible for leading the development and maintenance of the ERM framework and the implementation of the ERM process. We have adopted the International Organization for Standardization (ISO) 31000:2018 standard as the basis for our ERM activities. In addition, the Head of RBA&S is responsible for leading the security function and for developing and maintaining the compliance process. Risk management governance structure Supervisory Board Audit Committee Request to investigate specific risk topics • Deep dives on selected topics • Risk topics feedback • Assertion on control effectiveness • Quarterly progress reporting Board of Management Compliance, Ethics, Security and Risk Committee (CESR) Risk oversight Disclosure Committee Internal Control Committee • Risk appetite • Risk management policy • CESR sub-committees (governance) • Risk assessment results • Risk response progress • Incidents • Control effectiveness Risk owners Supervisory Board and Audit Committee The Supervisory Board (SB) provides independent oversight of management’s response and effectiveness on critical risk areas. The SB’s Audit Committee provides independent oversight of the ERM process and timely follow-up of priority actions based on quarterly progress updates. Board of Management The Board of Management (BoM) is responsible for managing internal and external risks related to our business activities and for overseeing compliance with applicable laws and regulations. Compliance, Ethics, Security and Risk Committee The Compliance, Ethics, Security and Risk Committee (CESR) is the central risk oversight body that reviews, manages and controls risks in the ASML risk universe. It also approves the risk appetite, risk management policies and risk mitigation strategies. The CESR is chaired by the CFO and comprises senior management representatives across ASML, including the COO and CSPO (Chief Strategic Sourcing & Procurement Officer). Disclosure Committee The Disclosure Committee is chaired by the Head of Finance and advises the Company, and its CEO and CFO in overseeing ASML’s disclosure activities and compliance with applicable disclosure requirements arising under Dutch and US law, applicable stock exchange regulations and other regulatory requirements. Internal Control Committee The Internal Control Committee is chaired by the Corporate Chief Accountant and advises the Disclosure Committee, CEO and CFO in their assessment of our internal control over financial reporting and related disclosures, under section 404 of the Sarbanes-Oxley Act. The Chair of the Internal Control Committee updates STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 61 At a glance Q&A with the CEO Our business Financial performance Risk and security How we manage risk ASML manages risks through an enterprise risk management (ERM) framework that integrates risk management into our daily business activities and strategic planning.

the CEO and CFO on the progress of this assessment. The Chair also includes this update in the Internal Control Committee’s report to the Audit Committee. Risk owners Risk owners monitor the development of risks across the ASML risk universe and drive risk response across ASML according to requirements defined by the CESR. ASML risk universe The ASML risk universe is a consolidated overview of the risks that may have a material adverse impact on our ability to achieve our business objectives. The risk universe enables us to have a consistent approach to risk assessments across ASML. We take into account a broad range of internal and external information sources such as macroeconomic and industry trends, relevant guidelines and legislation, and stakeholders’ needs and expectations in all areas. The risk universe is updated based on internal and/or relevant external developments. ERM process The ERM process provides a holistic approach combining business and experts’ perspectives to identify, evaluate and manage risks at the right level. We continuously seek to improve it based on experience, developments and best practices. The results of risk assessments and the potential impact of external trends are captured in the ASML risk landscape. As we operate in a dynamic environment, risk exposures are subject to change. The ASML risk landscape is reviewed and updated by the CESR each quarter. Risk assessments are carried out to assess the risks in ASML’s risk universe. We define strategies to address relevant risks and set priorities. Our risk responses aim to mitigate the risks identified in the ASML risk landscape to the level defined by the risk appetite. Risk management process STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 62 At a glance Q&A with the CEO Our business Financial performance Risk and security How we manage risk (continued) Risk assessment Risk response Top-down risk assessment CESR / Risk owners / Emerging risks Coordination and follow-up Risk owners Risk identification Risk landscape Risk appetite Risk analysis Risk evaluation Risk treatment Bottom-up risk assessment Business Execution Action owners R isk universe R ep o rt in g

Our future success depends on our ability to respond in a timely manner to commercial and technological developments in the semiconductor industry The success of new product introductions is uncertain and depends on our ability to successfully execute our R&D programs We face intense competition The semiconductor industry can be cyclical, and we may be adversely affected by any downturn We derive most of our revenues from the sale of a relatively small number of products Failure to adequately protect intellectual property could harm our business Defending against intellectual property claims brought by others could harm our business We are exposed to economic, geopolitical and other developments in our international operations We may be unable to make desirable acquisitions, to invest successfully, or to integrate successfully any businesses we acquire A high percentage of net sales is derived from a few customers We may not be able to achieve our ESG objectives or adapt and respond in a timely manner to emerging ESG expectations and regulations We depend on our ability to manage the growth of our organization and attract and retain a sufficient number of adequately educated and skilled employees We may face challenges in managing the industrialization of our products and bringing them to high-volume production We are highly dependent on the performance of a limited number of critical suppliers of single-source key components We are dependent on the continued operation of a limited number of manufacturing facilities Our operations expose us to health, safety and environment risks Cybersecurity and other security incidents, or disruptions in our processes or technology systems, could materially adversely affect our business operations We are exposed to risks related to the use of artificial intelligence We face challenges to meet expected demand We are exposed to financial risks including liquidity risk, interest rate risk, counterparty credit risk, foreign exchange risk and inflation risk Changes in taxation could affect our future profitability We are subject to regulatory and compliance obligations in the various countries where we operate and the complexity of compliance requirements increases Restrictions on shareholder rights may dilute voting power We may not declare cash dividends, conduct share buyback programs at all or in any particular amounts in any given year Overview of risk factors Risk type Risk factor STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 63 At a glance Q&A with the CEO Our business Financial performance Risk and security How we manage risk (continued) Risk type Strategic Compliance Operations Other Finance and reporting

The risk factors outlined in this section are categorized into the following types: Strategic, Operations, Finance and reporting, Compliance, and Other. Each of these risks, along with the associated events described, could have a material adverse impact on our business, financial position, operating results, and reputation. Additionally, there may be risks currently unknown to us, or risks we presently consider immaterial, that could become significant over time. Some of the factors and events discussed may have occurred previously. Any such disclosure does not constitute a representation that such factors, events, or contingencies have or have not occurred in the past; it is provided because their potential future occurrence could have a material adverse effect on our business. Moreover, many of these risks may be exacerbated by global developments, such as wars, geopolitical tensions, inflation, industry downturns, and international responses – including new regulations or tariffs – alongside broader adverse economic and business conditions. Strategic Our future success depends on our ability to respond in a timely manner to commercial and technological developments in the semiconductor industry The success of new product introductions is uncertain and depends on our ability to successfully execute our R&D programs We face intense competition Our ability to develop new technologies and improve existing ones – across products and services – relies on several key factors. These include the success of our own and our suppliers’ R&D efforts, as well as our ability to complete product development and design efficiently and ahead of competitors. If the technologies we pursue to help customers produce smaller, more energy-efficient chips are less effective or more costly than those of our competitors, our business could be negatively impacted. Similarly, if customers choose not to adopt our innovations or shift toward architectures that rely less on lithography, our competitive position may weaken. For instance, the success of our EUV 0.55 NA (High NA) technology – which we view as essential to advancing Moore’s Law – depends on continued technical progress by both us and our suppliers. We invest heavily in developing and launching new and enhanced technologies, products, and services. If these efforts fail, or if customers do not adopt them, or if alternative solutions gain traction, our competitive edge and financial returns may suffer. This could also lead to impairment charges on capitalized technologies, including prototypes, or costs related to obsolete inventory – especially as technological complexity increases. Due to the high complexity and cost of our systems, customers may opt for existing technologies over newer ones, or delay investments if they are not economically justified or aligned with their product cycles. Moreover, global economic conditions and fluctuations in the semiconductor market influence customer investment decisions, creating uncertainty around the timing and demand for new systems. This can slow the overall transition to new nodes and technologies. Finally, we rely on our suppliers to maintain their development roadmaps. Any delays – whether due to technical challenges, financial constraints, or other factors – can hinder our ability to meet our own development timelines. As our products become more complex, the cost and time required to develop new products and technologies continue to rise – a trend we expect to persist. Developing new technologies demands substantial R&D investments from both ASML and our suppliers. Suppliers may be unable or unwilling to commit the necessary resources for continued (co-)development, which has led and can continue to lead to ASML funding these R&D efforts or limiting our own investment capacity. If our R&D initiatives fail to deliver the desired technologies on time or at all, we may struggle to launch new products, services, or innovations – and risk not recovering our R&D expenditures. Additionally, during periods of high customer demand, we may need to prioritize production over R&D activities which may hinder the advancement or success of new product introductions. The semiconductor equipment industry is highly competitive. Our competitiveness depends on our ability to develop new and enhanced products and services that bring value to our customers and are competitively priced and introduced on a timely basis – as well as our ability to protect and defend our intellectual property, trade secrets or other proprietary information. We compete primarily with Canon and Nikon in respect of DUV systems. Both have substantial financial resources and broad patent portfolios. Each continues to offer products that compete directly with our DUV systems, which may impact our sales or business. In addition, adverse market conditions, long-term overcapacity or a decrease in the value of the Japanese yen in relation to the euro have increased and could continue to increase price-based competition, resulting in lower prices and lower sales and margins. We also face competition from new competitors with substantial financial resources, as well as from those driven by the ambition of self-sufficiency in the geopolitical context. Furthermore, we may face competition from alternative technological solutions or semiconductor manufacturing processes. We also compete with providers of applications that support or enhance complex patterning solutions, such as Applied Materials Inc. and KLA-Tencor Corporation. These applications compete with our offerings, which is a significant part of our business. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 64 At a glance Q&A with the CEO Our business Financial performance Risk and security Risk factors

Strategic (continued) The semiconductor industry can be cyclical, and we may be adversely affected by any downturn We derive most of our revenues from the sale of a relatively small number of products Failure to adequately protect intellectual property could harm our business The semiconductor industry has historically been cyclical. As a supplier to the global semiconductor industry, we are subject to its business cycles. The timing, duration and volatility are difficult to predict and can have a significant impact on semiconductor equipment manufacturers including ASML. Newer entrants to the industry, including Chinese semiconductor manufacturers, could increase the risk of cyclicality in the future. Certain key end-market customers – Logic and Memory – exhibit different levels of cyclicality and different business cycles. Cyclicality may be worsened by the geopolitical situation – for example, if countries increase semiconductor capacity for higher levels of self- sufficiency, thereby creating global overcapacity. Sales of our lithography systems, services and other holistic lithography products depend in large part on the level of capital expenditures by semiconductor manufacturers. These in turn are influenced by industry cycles, the drive for technological sovereignty and a range of competitive and other factors, including semiconductor industry conditions and prospects. The timing and magnitude of capital expenditures of our customers also impact the available production capacity of the industry to produce chips, which can lead to imbalances in the supply and demand. Reductions or delays in capital expenditures by our customers, or incorrect assumptions by us about our customers’ capital expenditures, could adversely impact our business. We make various assumptions about future demand in our financial models and our capital expenditures and planning for production capacity. To the extent that actual results prove to be materially different from our assumptions, we may have overcapacity, capacity constraints, or may have allocated capital expenditure and resources to make products that are not in demand by customers (at the expense of products that are in demand) and our actual results could differ substantially from those implied by our financial models. Capital expenditures by our customers may not continue at current levels and may decline. Capital expenditures by some customers have declined compared to prior years and we have experienced changes in timing of orders from certain customers, and we are subject to uncertainty in future customer demand. The global economic environment, including inflation, interest rates and geopolitical events, contributes to this uncertainty. An uncertain global economy frequently leads to reduced consumer and business spending, and could cause our customers to decrease, cancel or delay their orders – and we have experienced customers scaling back their capacity additions. High interest rates and volatility in financial markets could make it more difficult for our customers to raise capital, whether debt or equity, to finance their purchases of equipment, including the products we sell. The foregoing could lead to reduced demand, which may adversely affect our product sales and revenues and may harm our business and operating results. As we have significantly increased our organization in previous years in terms of employees, infrastructure, manufacturing capacity and other areas, it would be difficult to adjust our costs adequately in a timely manner in the event of an industry downturn. If we are unable to adapt appropriately and in a timely manner to changes resulting from macroeconomic conditions, our business, financial conditions or results of operations may be materially and adversely affected. We derive most of our revenues from the sale of a relatively small number of lithography systems (327 units in 2025, 418 units in 2024 and 449 units in 2023). As a result, the timing of shipments and recognition of system sales for a particular reporting period, as a result of shipment delays or other factors, may have a material impact on our results of operations in that period, and this impact is greater as prices for our systems increase. In recent years, we have used fast shipments for some customers, which allows us to deliver systems more quickly by having some final testing and formal acceptance carried out on customer sites instead of at our own facilities. This typically leads to a delay of revenue recognition for those shipments until formal customer acceptance, which can impact comparability of our results of operations from period to period. In addition, our installed base revenues are impacted by the number of systems we sell, and other factors; for example, customers may perform more of these services themselves, find other third-party suppliers to provide them, or we may be limited by export control restrictions. We rely on intellectual property (IP) rights such as patents, copyrights and trade secrets to protect our proprietary technology. However, we face the risk of such protective measures proving inadequate and we could suffer material harm because, among other matters: 1. IP laws may not sufficiently support our proprietary rights or may change adversely in the future. 2. Our agreements (e.g. confidentiality, licensing) with our customers, employees and technology development partners and others to protect our IP may not provide sufficient protection or may be breached or terminated. 3. Patent rights may not be granted or interpreted as we expect. 4. Patent rights will expire, which may result in key technology becoming widely available, which may harm our competitive position. 5. The steps we take to prevent misappropriation or infringement of our proprietary rights may not be successful. 6. IP rights can be difficult to enforce in countries where the application and enforcement of the laws governing such rights may not have reached the same level compared with other jurisdictions where we operate. 7. Third parties may be able to develop or obtain patents for our own or for similar competing technology. Legal proceedings may be necessary to enforce our IP rights and the validity and scope may be challenged by others. Any such proceedings may result in substantial costs and diversion of management resources, and, in the event of decisions unfavorable to us in proceedings, could result in significant costs or have a significant impact on our business. We have experienced and may in the future experience misappropriation attacks by third parties or our employees, including theft of IP. Such incidents may result in third parties or others, without authorization, obtaining, copying, using or disclosing our IP, despite our efforts to protect our rights. Our suppliers face similar risks which could have a consequential impact on us. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 65 At a glance Q&A with the CEO Our business Financial performance Risk and security Risk factors (continued)

Strategic (continued) Defending against intellectual property claims brought by others could harm our business We are exposed to economic, geopolitical and other developments in our international operations. We may be unable to make desirable acquisitions, to invest successfully, or to integrate successfully any businesses we acquire In the course of our business, we have been and may be subject to claims by third parties alleging that our products or processes infringe upon their IP rights. If successful, such claims could limit or prohibit us from developing our technology, and manufacturing and selling our products. Our customers may also be subject to claims of infringement from third parties, including patent-holder companies, alleging that our products used by such customers in the manufacturing of semiconductor products and/or the processes relating to the use of our products infringe on one or more patents issued to such third parties. If such claims are successful, we could be required to indemnify our customers for losses incurred by or damages assessed against them as a result of such infringement. We may incur substantial licensing or settlement costs to settle claims or limit our exposure to the IP claims of third parties. Patent litigation is complex and may extend for a protracted period of time, giving rise to the potential for substantial costs and diverting the attention of key management and technical personnel. Potential adverse outcomes from patent litigation may include payment of significant monetary damages, injunctive relief prohibiting our manufacturing, exporting or selling of products, reputational damage and/or settlement involving significant payments by us. Our business is subject to a range of export control restrictions, sanctions, tariffs, and broader international trade regulations that affect our ability to deliver systems, technology, and services. Geopolitical tensions have already led – and may continue to lead – to an increase in such restrictions. For example, deliveries to certain countries, such as China, have been increasingly impacted by export regulations, which impose requirements to obtain specific licenses and approvals. Specifically, under Dutch, US and other applicable laws, we are required to secure export licenses for EUV systems, specific DUV immersion systems, and some of our other products. In addition, the US government has implemented trade measures that include license requirements for transacting with certain Chinese entities. These include license requirements for the sale or transfer of US-origin items, as well as limitations on support by US persons for non-US origin items destined for advanced-node fabs in China. These measures have restricted, and may continue to restrict, our ability to supply specific products and services, as we do not control the licensing process or approval criteria. The scope and list of restricted entities remain subject to change and may be further expanded. Further, obtaining US licenses to authorize foreign nationals to work on programs involving controlled US items has become increasingly difficult in recent years. A significant number of our customers and suppliers are located outside of the US. Rise in tariffs increase our costs for importing materials, parts and components and can negatively impact our margins and reduce our competitiveness. Tariffs also increase the cost for customers of importing our products, which could harm customer demand for our products. ASML is also subject to export control regulations in jurisdictions outside the EU and US. Developments in multilateral and bilateral treaties, national regulations, and trade, security, and investment policies have already impacted – and may continue to impact – our operations, as well as those of our suppliers and customers. These developments, as well as a global push for technological sovereignty, may lead to long-term shifts in global trade dynamics, competition, and technology supply chains, which could potentially affect our business and growth prospects. Customers in China represented 29.1% of our 2025 total net sales and 36.1% of our 2024 net sales. Countries affected by export control restrictions may also introduce countermeasures, which could result in conflicting regulations and legal liabilities. The semiconductor industry relies on raw materials that are controlled by specific countries. In the current geopolitical climate, the risk of these materials becoming restricted or unavailable is increasing, which could affect our suppliers, customers, and ASML directly. For example, China has imposed or issued directives to impose various export controls on its products including certain minerals. Geopolitical instability and potential nationalization of assets also poses risks to our business. For instance, several of our facilities, supply chain partners, and customers are located in Taiwan, which has a unique international political status. Changes in cross-strait relations, Taiwanese government policies, or broader political, economic, or social developments could affect our ability to serve customers in Taiwan – who represented 25.5% of our 2025 total net sales and 15.4% of our 2024 total net sales. Similarly, we have operations and customers in South Korea. A deterioration in relations with North Korea or the outbreak of conflict could disrupt our ability to serve such customers. Customers in South Korea represented 25.0% of our 2025 total net sales and 22.7% of our 2024 total net sales. A limited portion of our suppliers, customers, and support teams are based in Israel. Regional tensions have had limited impact but could further impact our business operations. We also plan to initiate sales and support operations in countries where ASML does not currently have such operations, such as India. As we expand into new markets, risks related to matters such as regulatory compliance, intellectual property protection, political and infrastructure challenges, talent acquisition and cultural and social differences may be further amplified. From time to time, we may acquire or make investments in businesses, business lines or technologies to complement, enhance, or expand our existing operations and product portfolio, or to pursue strategic growth opportunities. However, these transactions may not always deliver the expected financial or strategic benefits and could disrupt our operations or hinder our performance. Even when transactions are finalized, integrating the acquired business or technology can present significant risks – including difficulties in aligning operations, retaining key talent, and merging systems, processes, and cultures. Acquisitions and investments may also place additional strain on our management and operational resources, potentially diverting attention from core business activities. Furthermore, acquired entities may have compliance gaps or liabilities that are not immediately apparent, and their existing controls may not meet our standards. In connection with acquisitions, antitrust and national security regulators have imposed and may in the future impose conditions, including requirements to divest assets or other conditions that could make it difficult for us to integrate the businesses that we acquire. Furthermore, we may have difficulty in obtaining, or be unable to obtain, antitrust and national security clearances, which could inhibit future desired acquisitions. Additionally, acquisitions and investments often result in the recognition of goodwill and intangible assets. These must be reviewed periodically for impairment under accounting standards. If impairment indicators arise, we may be required to adjust asset valuations and record impairment charges, which could negatively impact our financial results. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 66 At a glance Q&A with the CEO Our business Financial performance Risk and security Risk factors (continued)

Strategic (continued) Operations A high percentage of net sales is derived from a few customers We may not be able to achieve our ESG objectives or adapt and respond in a timely manner to emerging ESG expectations and regulations We depend on our ability to manage the growth of our organization and attract and retain a sufficient number of adequately educated and skilled employees We sell our lithography systems to a relatively small number of customers, making our business vulnerable to customer concentration risk. The loss of any major customer, or a significant reduction or delay in their orders, could materially impact our financial performance. This risk is heightened by ongoing consolidation within the semiconductor manufacturing industry. Although our metrology and inspection systems and computational lithography are contributing an increasing share of revenue, many of these customers overlap with those purchasing our lithography systems. As a result, while the ranking of our largest customers may shift year to year, our sales remain concentrated among a limited group. Total net sales to our largest customer amounted to €7,796.7 million, or 23.9% of total net sales in 2025, compared with €4,682.4 million, or 16.6% of total net sales in 2024. In 2025, 38.0% of total net sales were made to our two largest customers. The loss of any key customer, or a substantial change in their purchasing behavior, could have a material adverse effect on our business, financial condition, and operating results. Companies are under growing scrutiny regarding their ESG policies and practices. A wide range of stakeholders – including, but not limited to, investors, capital providers, shareholder advocacy groups, market participants, customers, suppliers, regulators and local communities – are increasingly focused on ESG-related issues. In certain jurisdictions where we operate, there is heightened attention on making positive contributions to society and minimizing negative environmental and social impacts throughout the entire product lifecycle. Not all stakeholders may agree or align with our ESG goals and initiatives, and stakeholder expectations may shift over time. Regulatory bodies and governments across the different jurisdictions in which we operate may also hold conflicting views on ESG practices and standards. Failing to meet our ESG objectives or to respond effectively to evolving or conflicting stakeholder expectations, regulations, practices and disclosure requirements could harm our brand and reputation, hinder our ability to attract and retain talent, increase costs, cause lower sales, and negatively impact our operations and growth ambitions. Our ESG sustainability strategy may not achieve the intended results, and our estimates concerning the feasibility, timing and cost of meeting stated goals are subject to risks and uncertainties. We use offsets to help us meet some of our emissions targets. Our ability to meet our ESG goals could be hindered by for instance the availability of offsets at commercially reasonable terms. The complexity of our technology and products may also limit our ability to achieve certain aspects of our ESG goals – which also depends heavily on our suppliers’ ability to reduce their ecological footprints and on our customers’ ability to source renewable electricity. If they fall short, we may not meet our targets. Similarly, achieving our ESG goals depends on governments delivering on their stated ambitions on decarbonization. Finally, customer satisfaction with our ESG progress can influence demand. The shift toward a low-carbon and circular economy, including the reduction and abandonment of toxic materials, has led to increased regulation, which may require changes to product designs, impose technology restrictions, raise costs, and introduce carbon taxes or pollution controls and may also result in supply chain interruptions if we are not able to adapt in time. New laws and regulations driven by environmental and social concerns may affect us, our suppliers, and our customers, potentially resulting in higher compliance costs and indirect costs across our value chain. The regulatory landscape for ESG disclosure requirements continues to evolve, potentially leading to non-compliance, inconsistencies in data, incorrect ESG disclosures, and increased scrutiny. This could lead to potential fines, litigation, and/or reputational damage. Read more in Sustainability statements – General disclosures – Impact, risk and opportunity management Our business depends significantly on our ability to attract and retain employees in the long term, including a large number of highly qualified professionals. Our R&D programs, in particular, require a substantial number of skilled employees. If we are unable to recruit, develop, and retain enough qualified personnel, our ability to execute R&D effectively and on schedule may be compromised. Due to the unique and complex nature of our technology, engineers with the necessary expertise are scarce and typically not available from other industries. We invest heavily in training our employees to work with our systems, making their retention a critical factor in our success. The increasing complexity of our products also means that new and existing employees face longer learning curves. Our suppliers face similar challenges in attracting and retaining qualified talent, particularly for programs that support our R&D and technology development. If they are unable to maintain the necessary workforce, it could impact their technology roadmaps and, in turn, affect our R&D efforts and timely delivery of components. The growth of our organization, driven by strong customer demand, has placed pressure on our ability to effectively manage our people, facilities, operations, and resources. If we are unable to address these challenges successfully, it could negatively impact our operational performance and our reputation as an employer. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 67 At a glance Q&A with the CEO Our business Financial performance Risk and security Risk factors (continued)

Operations (continued) We may face challenges in managing the industrialization of our products and bringing them to high-volume production We are highly dependent on the performance of a limited number of critical suppliers of single-source key components We are dependent on the continued operation of a limited number of manufacturing facilities Successfully bringing new products to high-volume production at a value-based price and in a cost-efficient manner depends on our ability to manage product industrialization and control costs. Customer adoption is closely tied to product performance in the field. As our systems become more complex, the risk increases that products may not meet development milestones, specifications, or quality standards. If performance or quality falls short – particularly in areas such as wafer capacity – demand may decline and additional costs may arise. Scaling newly developed products to full production requires significant infrastructure expansion, including enhanced manufacturing capabilities, increased component supply, and training of qualified personnel. It may also require suppliers to scale their operations. If we or our suppliers are unable to adapt accordingly, we may face delays or limitations in introducing new technologies, products, or enhancements, or in achieving high-volume production. Even when industrialization is successful, reaching profitable margins can take years. New technologies may not yield the same margins as existing ones, and we may face challenges in adjusting pricing and cost structures effectively. Additionally, new product introductions can impact liquidity, as longer cycle times increase working capital requirements. The growing complexity of our products also demands greater upfront investment, and delays in revenue recognition can negatively affect our cost structure and margins. Furthermore, the increasing number of EUV systems in the field requires expanded customer support capabilities. The ability to efficiently manage shipments, maintenance, servicing, and upgrades is critical to ensuring continued system productivity. Any constraints in these areas could affect delivery timelines and operational performance. We depend on third-party vendors for the components and subassemblies used in our systems, including their design. Many of these parts are single-sourced or supplied by a limited number of vendors. As our business has grown, so has our reliance on single suppliers – particularly due to the highly specialized nature of many components. This is especially true for EUV systems, where the complexity and uniqueness of parts often make multi- sourcing economically impractical. In many cases, our sourcing strategy follows the principle of “single sourcing, dual competence”. However, relying on a limited group of suppliers introduces several risks – including potential shortages, delays in obtaining components at acceptable costs, and reduced control over pricing and quality. Supply disruptions may arise from various causes, such as labor strikes, fires, energy shortages, infrastructure access, pandemics, flooding, cyberattacks, blockades, sabotage, or other natural or man-made disasters. Such disruptions can delay the delivery of parts and subassemblies, which in turn may delay our product shipments and negatively impact our business. For example, some suppliers have faced operational disruptions due to (raw) material shortages and cyberattacks. Persistent delays or an inability to secure timely deliveries – or any other circumstance that requires us to find alternative sources – could significantly hinder our ability to meet customer demand, damaging relationships and materially impacting our business. The number of lithography systems we are able to produce is limited by the production capacity of one of our key suppliers, Carl Zeiss SMT, our sole supplier of lenses, mirrors, illuminators, collectors and other critical optical components (which we refer to as optics). We have an exclusive arrangement with Carl Zeiss SMT. If this supplier became unable to maintain and increase production levels, we could be unable to fulfill orders. This could have a material impact on our business and damage relationships with our customers. Furthermore, if Carl Zeiss SMT were to terminate its supply relationship with us or be unable to maintain production of optics over a prolonged period, we would effectively cease to be able to conduct our business. Occasionally, we experience supply constraints that affect production. Both we and our suppliers continue to invest in expanding capacity, but we may still fall short of meeting full customer demand. Conversely, if demand decreases or fails to match our increased capacity, we risk overcapacity, leading to higher costs and potential losses on those investments. Additionally, most of our key suppliers, including Carl Zeiss SMT, operate a limited number of manufacturing facilities. Any disruption at these sites could significantly impact our production. As our products become more complex, lead times for components have increased. Inaccurate demand forecasting or shipment delays can result in insufficient supply, delaying system deliveries and limiting our responsiveness to market changes. On the other hand, overestimating demand could lead to excess inventory and obsolescence. We also rely on suppliers to develop new models and products aligned with our technology roadmap. If they fail to meet our specifications or timelines, our business could be adversely affected. Historically, we shipped systems by air, but have recently begun using ocean freight for some deliveries. This shift introduces new risks, such as delays, defects, or damage during transit. All of our manufacturing activities, including subassembly, final assembly and system testing, take place in (cleanroom) facilities in Veldhoven, Eindhoven, Oirschot (the Netherlands), Berlin (Germany), Wilton, San Diego (US), Pyeongtaek (South Korea) and Linkou and Tainan (Taiwan). These facilities may be subject to disruption for various reasons, including work stoppages, fire, energy shortages and access issues, pandemic outbreaks, flooding, cyberattacks, blockages, sabotage or other disasters, natural or otherwise. Alternative production capacity may not be available if a major disruption were to occur. Climate change is contributing to more frequent and severe weather events, rising sea levels, and droughts, all of which pose risks to our operational continuity and supply chain resilience. We do not fully insure our risk exposure, and not all disasters, other potential disruptions and risks are insurable. As a result, we may be subject to the financial impact of uninsured losses, which could have an adverse impact on our financial condition and results of operations. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 68 At a glance Q&A with the CEO Our business Financial performance Risk and security Risk factors (continued)

Operations (continued) Our operations expose us to health, safety and environment risks Cybersecurity and other security incidents, or disruptions in our processes or technology systems, could materially adversely affect our business operations We are exposed to risks related to the use of artificial intelligence Hazardous substances are used in the production and operation of our products and systems. Their use subjects us to a variety of governmental regulations relating to environmental protection and employee and product health and safety. This includes the transport, use, storage, discharge, handling, emission, generation and disposal of toxic or other hazardous substances. In addition, operating our systems (which use lasers and other potentially hazardous components) can be dangerous and can result in injury. Non-compliance with these regulations could lead to harm to individuals and the environment, and may result in substantial fines, production halts, changes to our manufacturing and testing processes, reputational damage, and restrictions on our operations or sales. As our products become increasingly complex, we continue to invest in risk assessments and the development of preventive and protective measures to safeguard the health and safety of both our employees (during production, installation, and service activities) and those of our customers (during system operation). However, these measures may not fully eliminate all risks. A failure to comply with applicable regulations could expose us to significant liabilities and adversely affect our business. We depend heavily on the accuracy, availability, and security of our information technology (IT) and operational technology (OT) systems. While we have implemented various safeguards, including cybersecurity measures, our systems remain vulnerable to breaches or damage caused by malware, cyberattacks, natural and man-made disasters, human error, or unauthorized physical or electronic access. We have encountered such incidents in the past. As ASML’s prominence in the semiconductor industry grows, so does the likelihood of being targeted in security attacks. Cyberattacks targeting our IT and OT infrastructure – as well as those of our customers, suppliers, and service providers – are increasing in frequency and sophistication. These attacks include malware, unauthorized attempts to access data, and other security breaches. Such incidents can disrupt critical systems and lead to the unauthorized release, corruption, or loss of confidential information, including data related to our customers, employees, and suppliers. Emerging technologies like AI and quantum computing may further enable advanced cyber threats or circumvent existing security protocols. Cybersecurity threats continue to evolve, and we remain exposed to both known and unknown risks. In some cases, we or our stakeholders may be unaware of an incident or its full impact. There is also a risk that our products could inadvertently expose customers to cyber threats, which could harm their operations. We rely on our employees and those of our suppliers and partners to classify and handle sensitive data responsibly, to deploy our assets securely and to provide access on a need-to-know basis. However, inadvertent actions or misconduct by these individuals have led – and may continue to lead – to unauthorized access, data breaches, theft, system interruptions, or loss of information. These insider risk events can result in competitive disadvantages, violations of export controls and other regulations, and may expose us to fines, penalties, reputational damage, and increased regulatory scrutiny. Any system failure, accident or security breach or any other of the foregoing risks could result in business disruption, theft of our IP or trade secrets, unauthorized access to, or disclosure of, customer, employee, supplier or other confidential information, corruption of our data or of our systems, reputational damage or litigation, and violation of applicable laws. Furthermore, malware may harm our products and could be inadvertently transmitted to our customers’ systems and operations. This could result in loss of customers, litigation, regulatory investigation and proceedings that could expose us to civil or criminal liabilities and diversion of significant management attention and resources. We may incur substantial costs to recover from such incidents, including rebuilding systems, enhancing security measures, modifying products and services, defending against legal claims, and responding to regulatory actions. We are also dependent on our strategic IT suppliers to recover from disruptions or attacks. Despite these efforts, remediation may not be fully effective and could result in service interruptions, negative publicity, customer dissatisfaction, and loss of business. Additionally, our processes and systems may struggle to keep pace with our growth. From time to time, we implement updates to our IT systems and software which can disrupt or shut down our IT systems. We may not be able to successfully launch or migrate IT systems as planned without disruption to our operations – for example, our planned ERP migration. Our organization increasingly relies on a limited number of cloud service providers and third-party IT services to support critical operations, data storage, and infrastructure. This creates a concentration risk, where disruptions affecting one provider can have widespread operational, financial, and reputational consequences. Additionally, dependency on other IT services, such as identity management, networking, software platforms, and interfaces, can compound this risk. Key concerns include operational disruptions, vendor lock-in, regulatory and compliance challenges, integration complexity and security vulnerabilities, including shared infrastructure risks. We are increasingly integrating artificial intelligence (AI) into our technology development, business operations, and the products and services we offer. While AI presents significant opportunities, it also introduces a range of complex and rapidly evolving risks – including competitive, legal, regulatory, operational, and ethical challenges. We may fail to implement AI in a timely and effective manner. AI can be costly, and there is no assurance that it will improve our technologies, enhance our operations, or result in products and services that resonate with our customers. Competitors may adopt more effective AI strategies, potentially providing competitive advantage. AI systems can also be vulnerable to flaws in algorithms, training methods, or datasets, which may contain irrelevant, insufficient, or biased information. These issues can result in unintended or inaccurate outputs, legal liabilities, reputational damage, and material harm to our business. The adoption of AI technologies may introduce several risks, including potential loss, infringement, or misappropriation of intellectual property, as well as concerns related to data privacy and cybersecurity. Additional security challenges may arise, such as managing contextual access and defining the scope of actions permitted for AI agents. Furthermore, ethical considerations surrounding AI could impact market acceptance and potentially reduce demand for our products and services. Governments are actively developing laws and regulations related to AI. Compliance with these evolving requirements may increase operational costs and restrict how we use AI in our products and services. Any actual or perceived failure to meet these standards could lead to legal consequences, reputational harm, or other adverse impacts on our business. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 69 At a glance Q&A with the CEO Our business Financial performance Risk and security Risk factors (continued)

Operations (continued) Finance and reporting We face challenges to meet expected demand We are exposed to financial risks including liquidity risk, interest rate risk, counterparty credit risk, foreign exchange risk and inflation risk Changes in taxation could affect our future profitability We are continuing to increase production capacity in our end-to- end supply chain to meet future demand, but we face challenges in increasing capacity. For example, we depend on our suppliers increasing their capacity and their ability to invest, and it takes time to build the production space and equipment required for expansion. We and our supply chain also need to obtain permits to make expansion possible, and the time it takes for these to be granted may cause delays. It is a challenge for ASML and its suppliers to hire and retain employees to support expansion. Our processes and systems and those of our supply chain may also not be able to adequately support our growth. If we are not successful in increasing our capacity to meet future demand, this could impact our relationships with customers and our competitive position. We and our suppliers have invested significantly in increasing capacity, and we face various risks in connection with this, including risks relating to system quality, the risk that we have not accurately predicted demand, and risks associated with maintaining a much larger production infrastructure and supplier ecosystem, including higher costs and challenges in controlling the enlarged production process. We also face the risk that our increase in capacity could result in capacity that exceeds demand (overcapacity). As a global company, we are exposed to a variety of financial risks, including those related to liquidity, interest rates, counterparty credit, currencies and inflation. Liquidity risk Negative developments in our business or global capital markets could affect our ability to meet our financial obligations or to raise or refinance debt in the capital or loan markets. In addition, we might be unable to repatriate cash from a country when needed for use elsewhere due to legal restrictions or required formalities. Currency risk Our Financial statements are expressed in euros. Accordingly, our results of operations are exposed to fluctuations in exchange rates between the euro and other currencies. Changes in currency exchange rates can result in losses in our Financial statements. We are particularly exposed to fluctuations in the exchange rates between the US dollar, the Japanese yen, the South Korean won, the Taiwanese dollar and the Chinese yuan, in relation to the euro. We incur costs of sales predominantly in euros, with portions also denominated in US and Taiwanese dollars. A small portion of our operating results are driven by movements in currencies other than the euro, US dollar, Japanese yen, South Korean won, Taiwanese dollar or Chinese yuan. Inflation risk We are exposed to increases in costs due to inflation for costs of goods, transportation and wages. We have experienced and experience higher-than-normal inflation, which impacts our costs and margins in case we are not able to pass on increased costs in our prices. Interest rate risk Our Eurobonds bear interest at fixed rates. Our cash, investments, Euro Commercial Paper program and credit facilities bear interest at a floating rate. Failure to effectively hedge this risk could impact our financial condition and results of operation. In addition, we could experience an increase in borrowing costs due to a ratings downgrade (or the expectation of a downgrade), developments in capital and lending markets or developments in our businesses. Counterparty credit risk We are exposed to credit risk, particularly with respect to (financial) counterparties with whom we hold our cash and investments, as well as our customers and, in some instances, to suppliers. As a result of our limited number of customers, counterparty credit risk on our receivables is concentrated. Our three largest customers (based on total net sales) accounted for €1,294.2 million, or 35.4% of accounts receivable and finance receivables, at December 31, 2025, compared with €2,641.9 million, or 54.1%, at December 31, 2024. Accordingly, business failure or insolvency of one of our main customers could result in significant credit losses. We are subject to income taxes in the Netherlands and other countries in which we operate. Our effective tax rate has fluctuated in the past and may do so in the future. Our effective tax rate can be affected by changes in our business environment, changes in tax legislation in the countries where we operate, developments driven by global organizations such as the Organisation for Economic Co-operation and Development (OECD), and any change in approach to tax by tax authorities. Initiatives like the BEPS and Global Minimum Tax rules have already resulted in and may result in further increased compliance obligations for ASML. This may result in an increase in our effective tax rate in future years. Changes in tax legislation may adversely impact our tax position and consequently our net income. Our worldwide effective tax rate is heavily impacted by R&D incentives included in tax laws and regulations in the countries where we operate, such as the so- called innovation box in the Netherlands and the R&D credits we obtain in the US. If relevant jurisdictions alter their tax policies/laws in this respect, it may have an adverse effect on our worldwide effective tax rate. In addition, jurisdictions levy corporate income tax at different rates. The mix of our sales over the various jurisdictions in which we operate may vary from year to year, resulting in a different mix of corporate income tax rates applicable to our profits. This can also affect our worldwide effective tax rate and impact our net income. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 70 At a glance Q&A with the CEO Our business Financial performance Risk and security Risk factors (continued)

Compliance Other We are subject to regulatory and compliance obligations in the various countries where we operate and the complexity of compliance requirements increases Restrictions on shareholder rights may dilute voting power We may not declare cash dividends, conduct share buybacks at all or in any particular amounts in any given year We are subject to a variety of laws and regulations across the jurisdictions where we operate, including but not limited to those relating to trade, national security, tax, export controls including licensing or authorization requirements, reporting, product compliance, anti-corruption, antitrust, foreign direct investment, ESG, human rights, data protection, AI technologies, spatial planning, environmental matters, workplace safety regulations, securities laws and stock exchange rules. With the significant growth of our business in recent years, ensuring compliance with laws and regulations and our internal policies across our continually expanding organization has become more challenging. We face the risk that, despite our significant efforts and proactive approach to compliance, we may fail to comply with such laws, regulations or policies. We operate in a significant and growing number of countries in the world, and we are therefore subject to numerous and differing, and sometimes conflicting, regulatory frameworks, which can impact how we operate our business. In particular, the regulatory environment regarding export and sanctions has become increasingly restrictive, and, as a result, our ability to sell some of our products and services to certain customers is subject to restrictions and requires government authorization, which can lead to delays in or a prohibition on shipments of products to certain customers. Laws and regulations that impact our business are regularly amended and we are subject to new laws and regulations. We are also subject to the changing interpretations by and positioning of regulators, including in the granting of required licenses to ship products as well as in investigations and enforcement. Additional or amended regulations or changes in policies of governments and regulators could increase compliance costs and risks associated with non-compliance, or could impact our manufacturing or distribution processes or location of sales and where and to whom we can deliver and service our products and services, and could affect the timing of product introductions, the cost of our production, and products themselves as well as their commercial success in each market in which we operate. We are subject to investigations, audits and reviews by regulatory authorities in the various jurisdictions where we operate regarding compliance with laws and regulations, including tax laws. These may arise due to misunderstandings, disputes, or suspicions of non-compliance or otherwise, and can be resource-intensive and have reputational and financial implications for us. Despite our efforts and proactive compliance program, we may be found to be non-compliant with applicable regulations. Compliance with existing and new regulations can result in compliance costs, increased risk of non-compliance and limitations on our business, which can impact our results of operations. The consequences of non-compliance include fines, penalties and litigation, business disruption, the loss of trade or export privileges, reputational harm, additional regulatory scrutiny measures and the erosion of stakeholder trust, any of which could have a material adverse effect on our business and results of operations. ASML's Articles of Association provide that it is subject to the provisions of Dutch law applicable to large corporations, called ‘structuurregime’. These provisions concentrate control of certain corporate decisions and transactions in the hands of the Supervisory Board (SB). As a result, holders of ordinary shares may have more difficulty in protecting their interests in the face of actions by members of the SB than if we were not subject to the ‘structuurregime’. Our authorized share capital includes a class of cumulative preference shares. We have granted our preference shares foundation (Stichting Preferente Aandelen ASML) an option to acquire, at the nominal value of €0.09 per share, such cumulative preference shares. Exercise of the preference share option would effectively dilute the voting power of our outstanding ordinary shares by one-half, which may discourage or significantly impede a third party from acquiring a majority of our voting shares. We aim to pay a quarterly dividend that is growing (on an annualized basis) over time, and we conduct share buybacks from time to time. The dividend proposal and amount of share buybacks in any given year are subject to, among other factors, the availability of distributable profits, retained earnings and cash, the BoM's views on our potential future liquidity requirements, including for investments in production capacity and working capital requirements, the funding of our R&D programs and acquisition opportunities that may arise from time to time, and future changes in applicable tax and corporate laws. The BoM may decide not to pay a dividend or to pay a lower dividend than is contemplated by our aim or dividend policy. In addition, we may suspend, adjust the amount of or discontinue share buyback programs, we may not enter into new share buyback programs, and we may otherwise fail to complete buyback programs. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 71 At a glance Q&A with the CEO Our business Financial performance Risk and security Risk factors (continued)

We believe ASML’s competitive edge is grounded in knowledge and IP built over decades. While this expertise is developed collaboratively by our people and our thriving ecosystem of suppliers, partners, customers and knowledge institutions, we aim to ensure it is systematically captured, documented and protected to maintain our industry leadership. Our innovation ecosystem is largely based on the exchange of ideas and insights, which makes the protection of knowledge a challenge, but also makes it difficult for others to replicate our work. This knowledge is captured in our information management infrastructure. Our prime objective is to protect the integrity and confidentiality of our critical information and data while ensuring continuity of our operations. This should be embedded in our processes, people and infrastructure. However, as we innovate and collaborate together, our partners inevitably need access to some parts of our systems’ infrastructure. We aim to enable this in a secure way, with best-in-class security functions deployed across our infrastructure to manage security threats and risks. We are also confronted with EU laws such as the NIS2 Directive and the Cyber Resilience Act (CRA), and with Cyber Incident Reporting for Critical Infrastructure (Cybersecurity and Infrastructure Security Agency) in the US, which highlight regulations seeking to ensure critical infrastructure organizations are securing themselves effectively. As perpetrators make use of more advanced methods, implementing adequate responses becomes more complex – so we continue to take steps to try to deal with this effectively. In the event of a security incident involving the loss of information assets, the materiality of the incident is jointly assessed by technology leaders and subject matter experts with support from Corporate Intellectual Property and Legal and Compliance. In 2025, as far as we are aware, ASML had zero incidents with a material impact. Read more in Strategic report – Risk and security – Risk factors – Cybersecurity and other security incidents, or disruptions in our processes or technology systems, could materially adversely affect our business operations How we manage information security We have a dedicated Security function to ensure we properly manage all security risks. The security risk assessment process, which includes cybersecurity, sits within our ERM process and follows our governance structure, with the Security Committee as a sub-committee of the CESR, which acts as the oversight committee mandated by the BoM. The three layers of our security governance framework are: 1.The Security Committee: Oversees and promotes the integration of security risk management methodologies and related controls in ASML’s business processes. The Security Committee reports into the CESR. 2.The Security Function Management team: Monitors the implementation and execution of security risk management methodologies and related controls in ASML’s business processes. 3.The Security Expert team: Determines the risk and control strategies and generates input for tactical plans by providing content expertise and setting requirements. This governance framework enables cross- disciplinary alignment through structured meetings and ensures integration throughout our broader risk management profile. Alongside evaluation by our Internal Audit department, we have engaged several third parties to evaluate our security capabilities and maturity and provide both expertise and resources to assist in identifying and managing material cybersecurity risks. Some examples of these engagements include external validation of security management systems, capability assessments, red-teaming, penetration testing and tabletop exercises. The Security function led by the Chief Information Security Officer (CISO) monitors risk prevention, detection, mitigation and remediation processes related to cybersecurity, and regularly reports to the Security Governance and to the Audit Committee. We have implemented processes to identify and respond to cybersecurity threats intended to comply with standards set by the International Organization for Standardization (ISO 27002), International Society of Automation (ISA/ IEC 62443) and US National Institute of Standards and Technology (NIST Cybersecurity Framework). We have a dedicated team that works to increase our strength and maturity and minimize exploitable vulnerabilities by monitoring threats, assessing our vulnerability and defining incident responses. The central security organization was set up to define the policies, procedures and adherence to these policies in a second-line role, coordinated closely with the security representatives in the business. It also delivers operational services to the ASML organization via the Security Operations Center (SOC). In case of incidents, the SOC is to be the central point for dealing with these incidents effectively. In the event of a possible material cybersecurity incident, the Corporate Crisis Management team (CCMT) verifies the assessment and proposed response. The CCMT is chaired by the Chief Operations Officer, who reports out to the BoM on the proposed response. A dedicated governance structure is in place to deal with a crisis situation effectively. The CISO coordinates the response as a second line of responsibility, along with the security teams in the business. Third-party cybersecurity risks In order to both oversee and identify risks from cybersecurity threats associated with our use of third parties, all of our providers are required to comply with our ASML Security Controls (part of the Supplier Security Policy). We assess and monitor providers using a risk-based approach based on ISO 27002, ISA/IEC 62443 and NIST Cybersecurity Framework. We also have a dedicated team to deploy procedures to increase our resistance strength and minimize vulnerabilities by monitoring threats, assessing our vulnerability through testing, and defining responses. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 72 At a glance Q&A with the CEO Our business Financial performance Risk and security Information security

Corporate governance 74 Corporate governance at a glance 76 Board of Management 78 Supervisory Board 81 Other Board-related matters 83 AGM and share capital 86 Financial reporting and audit 88 Compliance with corporate governance requirements Supervisory Board report 89 In conversation with the Chair of the Supervisory Board 92 Supervisory Board focus in 2025 96 Meetings and attendance 97 Composition and skills 99 Evaluation 100 Supervisory Board committees 110 Financial statements and profit allocation Remuneration report 111 In conversation with the Chair of the Remuneration Committee 113 Board of management remuneration at a glance 115 Remuneration Committee 117 Board of Management remuneration 132 Supervisory Board remuneration 135 Other information 136 Directors’ responsibility statement STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 73 Corporate governance Supervisory Board report Remuneration report

STRATEGIC REPORT | CORPORATE GOVERNANCE | SUSTAINABILITY | FINANCIALS
ASML Annual Report 2025 74
Corporate governance | Supervisory Board report | Remuneration report

Corporate governance at a glance

Upholding strong corporate governance to drive long-term sustainable value creation.

OVERVIEW

These pages provide an overview of and a brief introduction to the Corporate governance section of our Annual Report.



"I am confident that our new management team and continued focus on technological leadership will secure our long-term success."

Nils Andersen
Chair of the Supervisory Board

Supervisory Board diversity, nationality and tenure

56% Men

44% Women

4.1 Years average tenure (2024: 4.2)


Supervisory Board nationality

Nationality	Count
Dutch	x2
German	x1
American	x2
British	x1
Danish	x1
Belgian	x2

Read more on page 92 >

Supervisory Board attendance

Supervisory Board	Audit Committee	Remuneration Committee	Selection and Nomination Committee	Technology Committee	ESG Committee
98%	100%	100%	100%	100%	100%

Read more on page 96 >

Supervisory Board skills

Skill	%
International management	89%
Finance/governance	78%
Remuneration	78%
Human resources	100%
IT/digital/cyber	67%
ESG	100%
Semiconductor ecosystem	56%
Technology	44%
Supply chain	78%
Business in Asia	89%

Read more on page 97 >

2025 strategic priorities

1 Deepen customer trust
2 Extend our technology and holistic product leadership
3 Strengthen ecosystem relationships
4 Create an exceptional workplace
5 Drive operational excellence
6 Deliver on ESG sustainability

Read more on page 113 >

Stakeholders

We regularly engage with our stakeholders to understand the impact we have on them, and their needs and expectations.


Customers
Employees
Suppliers
Shareholders
Society

Read more on page 42 >

Remuneration

Our Board of Management Remuneration Policy is designed to fairly incentivize the delivery of our strategic business priorities and create sustainable long-term value.

Board of Management (€'000s)

Name	Total
Christophe D. Fouquet	€7,021
Frédéric J.M. Schneider-Maunoury	€4,366
Roger J.M. Dassen	€4,350
Wayne R. Allan	€4,463
James (Jim) P. Koonmen	€4,083

Base salary and benefit | STI | LTI

Read more on page 126 >

We endorse the importance of good corporate governance – of which independence, accountability and transparency are the most significant elements. These are also the elements on which we can build a relationship of trust with our stakeholders. ASML Holding N.V. is a public limited liability company organized under Dutch law. Our shares are listed on Euronext Amsterdam and Nasdaq. We have a two-tier board structure consisting of a Board of Management responsible for managing the company, and an independent Supervisory Board that supervises and advises the Board of Management. For the fulfillment of their duties, the two Boards are accountable to the General Meeting, the corporate body representing our shareholders. Our governance structure is based on our Articles of Association, Dutch (and where relevant EU) corporate and securities laws, and the Dutch Corporate Governance Code (mccg.nl/english). Because we are listed on Nasdaq, we are also required to comply with applicable provisions of the Sarbanes-Oxley Act, the Nasdaq Listing Rules, and the rules and regulations promulgated by the US Securities and Exchange Commission as applied to ‘foreign private issuers’ such as ASML. We are subject to the relevant provisions of Dutch law applicable to large corporations (‘structuurregime’) – which have the effect of concentrating control over certain corporate decisions and transactions in the hands of the Supervisory Board. Procedures for the appointment and dismissal of Board of Management and Supervisory Board members are based on the structuurregime. This section of the Annual Report addresses our corporate governance structure and the way we apply the principles and best practices of the Dutch Corporate Governance Code. It also provides information required by the Decree adopting further rules related to the content of the management report and the Decree implementing Article 10 of the Takeover Directive. We signed up to the VNO-NCW Tax Governance Code. More information on our approach to tax can be found in our Tax Report 2025 on our website. In accordance with the Dutch Corporate Governance Code, other parts of this Annual Report address our strategy and culture aimed at sustainable long-term value creation, our values and Code of Conduct, and the main features of our internal control and risk management systems. On March 20, 2025, the updated Dutch Corporate Governance Code 2025 was published, which applies to the financial years starting on or after January 1, 2025, and which introduces amended best practice provisions related to risk management and internal control. To comply with these amended best practice provisions, a Risk Management Statement has been included in our 2025 Annual Report based on EU-IFRS. Read more in Strategic report – At a glance, Strategic report – Our business – Our business strategy and Our business model, Strategic report – Risk and security – How we manage risk and Sustainability statements – General disclosures – ESG sustainability governance ASML corporate governance structure Shareholders Supervisory Board Audit Committee ESG Committee Remuneration Committee Selection and Nomination Committee Technology Committee Board of Management STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 75 Corporate governance Supervisory Board report Remuneration report Corporate governance ASML organization Business axis: Customer Business axis: Product Technology axis Execution axis Enabling axis

Our Board of Management is responsible for managing ASML. Its responsibilities include establishing a position on the relevance of sustainable long-term value creation for ASML and our business, defining and deploying our strategy, establishing and maintaining effective risk management and control systems, and managing the realization of our operational and financial objectives and the environmental, social and governance (ESG) aspects relevant to us. In fulfilling its responsibilities, the Board of Management is guided by the interests of ASML and our business – and takes into consideration the interests of our stakeholders. The current Board of Management comprises five members and the composition remained unchanged in 2025. On October 9, 2025, ASML announced that the Supervisory Board intends to add the role of Chief Technology Officer (CTO) to the Board of Management effective per the 2026 Annual General Meeting (AGM), underscoring our ambition to drive forward our technology roadmap in service of our customers. As a result, the Board of Management will comprise six members effective per the 2026 AGM. The Board of Management divides tasks among its members, charging individuals with specific managerial tasks, but remains collectively responsible for the management of ASML. The Board of Management is supervised and advised by the Supervisory Board. The Board of Management provides the Supervisory Board – in writing or otherwise – with all information necessary for the Supervisory Board to properly carry out its duties. In addition to the information provided in their regular meetings, the Board of Management provides the Supervisory Board with regular updates on developments relating to our business, financials and operations, and industry developments in general. Certain important decisions of the Board of Management require the approval of the Supervisory Board. Read more in Corporate governance – Supervisory Board report Further information regarding the general responsibilities of the Board of Management, its relationships with the Supervisory Board and various stakeholders, the decision-making process within the Board of Management and the logistics surrounding the meetings can be found in the Board of Management’s Rules of Procedure as published on our website. Appointments Members of the Board of Management are appointed for a maximum term of four years by the Supervisory Board on the recommendation of the Selection and Nomination Committee and upon notification to the General Meeting. Reappointment for consecutive terms of a maximum of four years is possible. For persons aged 65 years or above, a maximum appointment term of two years applies, with the possibility of reappointment for consecutive two-year terms. The relationship between ASML Holding N.V. and the Board of Management members does not constitute an employment agreement pursuant to Dutch law. Accordingly, ASML Holding N.V. has entered into management services agreements with all of our Board of Management members except for Jim Koonmen, with whom ASML US, LLC has entered into an employment agreement. Agreements with Board of Management members contain specific provisions regarding severance payments. If ASML terminates the agreement for reasons not exclusively or mainly found in acts or omissions of the Board of Management member, a severance payment not exceeding one year’s base salary is payable. Furthermore, the agreements stipulate that a member of the Board of Management, when giving notice of termination pursuant to a change of control, will be entitled to a severance amount. Given that such a resignation is specifically linked to a change of control, we do not consider this provision a deviation from the Dutch Corporate Governance Code. The Supervisory Board may suspend and dismiss members of the Board of Management, but only after consulting the General Meeting. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 76 Corporate governance Supervisory Board report Remuneration report Board of Management

Christophe D. Fouquet (1973, French) James (Jim) P. Koonmen (1967, American, Irish) President, Chief Executive Officer and Chair of the Board of Management Term expires 2028 Executive Vice President and Chief Customer Officer Term expires 2028 Christophe Fouquet became President and CEO in 2024, having served as Executive Vice President EUV from 2018 until 2022, Executive Vice President and Chief Business Officer from 2022 until 2024 and member of the Board of Management since 2018. Since joining ASML in 2008, he has held several positions, including Senior Director Marketing, Vice President Product Management, and Executive Vice President Applications, a position he held from 2013 until 2018. Prior to joining ASML, he worked for semiconductor equipment peers KLA-Tencor and Applied Materials. Christophe holds a master’s degree in Physics from the Institut Polytechnique de Grenoble. Jim Koonmen joined ASML in 2007 through the acquisition of Brion, where he was General Manager from 2008 until 2015. He subsequently served as the CEO of Cymer and then led the Applications business for five years. Before he joined ASML, Jim was Vice President of Marketing and Operations at MEMX, Director of Manufacturing Engineering at Onetta and Director of Operations at Johnson & Johnson. Jim holds a Master of Science in Management from the MIT Sloan School of Management and a Master of Science in Aeronautics and Astronautics from the Massachusetts Institute of Technology. Roger J.M. Dassen (1965, Dutch) Wayne R. Allan (1967, American) Frédéric J.M. Schneider-Maunoury (1961, French) Executive Vice President and Chief Financial Officer Term expires 2026 Executive Vice President and Chief Strategic Sourcing & Procurement Officer Term expires 2027 Executive Vice President and Chief Operations Officer Term expires 2026 Roger Dassen joined ASML in June 2018 and was appointed Executive Vice President, CFO and member of the Board of Management at the AGM the same year. He had previously served as Global Vice Chair and member of the Executive Board of Deloitte Touche Tohmatsu Limited, having been CEO of Deloitte Holding B.V. Roger holds a master’s in Economics and Business Administration, a post-master’s in Auditing and a PhD in Business Administration, all from the University of Maastricht. He is Professor of Auditing at Vrije Universiteit Amsterdam, and sits on the Supervisory Board of the Dutch National Bank. He is also the Chair of the Supervisory Board of Maastricht University Medical Center+ and he joined the Strategic Committee of Mistral AI as a member in 2025. Wayne Allan was appointed Executive Vice President, Chief Strategic Sourcing & Procurement Officer and member of the Board of Management in 2023. Wayne joined ASML in 2018 as Executive Vice President of Customer Support. Before he joined ASML, Wayne served as Senior Vice President of Global Manufacturing Operations and as Vice President of Wafer Fabs at Micron Technology, Inc., the company where he began his career in 1987 as a production operator. He continued to move into operations roles of increasing leadership in engineering, planning and production. Frédéric Schneider-Maunoury has been Executive Vice President and Chief Operations Officer since he joined ASML in 2009. He was appointed to the Board of Management in 2010. Prior to joining ASML, Frédéric was Vice President Thermal Products Manufacturing at power generation and rail transport equipment group Alstom, having previously served as General Manager of its worldwide Hydro Business. Before this, Frédéric had held various positions at the French Ministry of Trade and Industry. He is a graduate of École polytechnique (1985) and École Nationale Supérieure des Mines (1988) in Paris. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 77 Corporate governance Supervisory Board report Remuneration report Board of Management (continued)

Our Supervisory Board supervises the Board of Management and the general course of affairs of ASML. The Supervisory Board also supports the Board of Management with advice. In fulfilling its role and responsibilities, the Supervisory Board takes into consideration the interests of ASML and our business, as well as the relevant interests of our stakeholders. In our two-tier structure, the Supervisory Board is a separate and independent body from the Board of Management and from ASML. No member of the Supervisory Board personally maintains a business relationship with ASML, other than as a member of the Supervisory Board. The Supervisory Board currently consists of nine members, with the minimum being three. It focuses on matters including our corporate strategy aimed at sustainable long-term value creation and its execution; the staffing of and succession planning for the Board of Management; the management of risks inherent to our business activities; the financial reporting process; compliance with applicable legislation and regulations; our culture and the associated activities of the Board of Management in that regard; the relationship with shareholders and other stakeholders; and ESG aspects important for ASML. Important management decisions – such as setting the operational and financial objectives, the strategy designed to achieve these objectives, major investments, budget, and the issue, repurchase and cancellation of shares – require the Supervisory Board’s approval. The Supervisory Board is governed by its Rules of Procedure. Items covered in these rules include the responsibilities of the Supervisory Board and its committees, the composition of the Supervisory Board and its committees, logistics surrounding the meetings, the meeting attendance of members of the Supervisory Board, the rotation schedule for these members and the committee charters. The Supervisory Board’s Rules of Procedure and the committee charters are regularly reviewed and, if needed, amended. The Audit Committee charter is reviewed annually to confirm it continues to comply with applicable rules and regulations, including those relating to the Sarbanes-Oxley Act. The Rules of Procedures are published on our website. Read more in Corporate governance – Supervisory Board report – Meetings and attendance Appointments Members of the Supervisory Board are appointed by the General Meeting based on binding nominations proposed by the Supervisory Board. When nominating persons for (re)appointment, the Supervisory Board evaluates whether candidates fit the Supervisory Board’s profile. The General Meeting may reject binding nominations by means of a resolution adopted with an absolute majority of the votes cast, representing at least one-third of our outstanding share capital. If the votes cast in favor of such a resolution do not represent at least one-third of the total outstanding capital, a new shareholders’ meeting can be convened – at which the nomination can be overruled by an absolute majority. The Supervisory Board generally informs the General Meeting and the Works Council about upcoming end of appointment terms at the AGM in the year preceding the actual end of the appointment term(s). This ensures the Works Council and the General Meeting have sufficient opportunity to recommend candidates for the upcoming vacancies. The Supervisory Board has the right to reject such recommendations. Furthermore, the Works Council has an enhanced right to make recommendations for one-third of the members of the Supervisory Board. This enhanced recommendation right implies that the Supervisory Board may only reject the Works Council’s recommendations in limited circumstances: (i) if the relevant person is unsuitable or (ii) if the Supervisory Board would not be duly composed if the recommended person were appointed. Members of the Supervisory Board serve for a maximum term of four years or a shorter period as per the Supervisory Board’s rotation schedule. Members are eligible for reappointment for another maximum term of four years, after which they may be reappointed again for a maximum period of two years. This appointment may be extended for a final term of no more than two years. The rotation schedule is available on our website. If the General Meeting loses confidence in the Supervisory Board, it may, by an absolute majority of the votes representing at least one-third of the total outstanding capital, withdraw its confidence in the Supervisory Board – resulting in the immediate dismissal of the entire Supervisory Board. In such a case, the Enterprise Chamber of the Amsterdam Court of Appeal shall appoint one or more members to the Supervisory Board at the request of the Board of Management. Read more in Corporate governance – Supervisory Board report – Composition and skills Supervisory Board committees The Supervisory Board, while retaining overall responsibility, has assigned some of its tasks and responsibilities to five committees: the Audit Committee, the ESG Committee, the Remuneration Committee, the Selection and Nomination Committee, and the Technology Committee. Read more in Corporate Governance – Supervisory Board report – Supervisory Board committees and the Board committee charters at asml.com STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 78 Corporate governance Supervisory Board report Remuneration report Supervisory Board Stage 1 Stage 2 Stage 3 Stage 4 Stage 5 Recommendation right of GM and Works Council Announcement of nomination for appointment by SB Works Council has the right to determine its position Formal nomination for appointment by SB Appointment of SB member by GM

Nils S. Andersen (1958, Danish) Member of the Supervisory Board since 2023 (First term expires in 2027) Chair of the Supervisory Board, Chair of the Selection and Nomination Committee, member of the Audit Committee Nils Andersen joined the Supervisory Board in 2023, and has been its Chair since. Nils also serves as Chair of the Board of Scan Global Logistics A/S. From 2015 until May 2024, he served as Non-Executive Director of Unilever Plc and was appointed as Chair as per 2019. From 2018 until 2023, he was the Chair of the Supervisory Board of Akzo Nobel N.V. and, between 2007 and 2016, he was Group Chief Executive of A.P. Møller–Mærsk. From 2001 until 2007, Nils served as President and Chief Executive Officer of Carlsberg and Carlsberg Breweries. Terri L. Kelly (1961, American) Member of the Supervisory Board since 2018 (Second term expires in 2026) Vice Chair of the Supervisory Board, Chair of the Remuneration Committee, member of the Selection and Nomination Committee Terri Kelly has been a member of the Supervisory Board since 2018. Previously, she was President and CEO at W.L. Gore & Associates from 2005 until 2018, having worked at Gore since 1983 in various management roles. She also served on Gore’s Board of Directors through July 2018. Terri is a Trustee of the Alfred I. Dupont Charitable Trust, which provides oversight of the Nemours Foundation. She is the Chair of the Board of Trustees of the University of Delaware and a member of the Board of Directors of United Rentals, Inc. Birgit M. Conix (1965, Belgian) Member of the Supervisory Board since 2021 (Second term expires in 2029) Chair of the ESG Committee and member of the Audit Committee Birgit Conix became a member of the Supervisory Board in 2021. Effective per February 1, 2025, she was appointed as Non-Executive Director of AstraZeneca PLC and is a member of the Audit Committee. Prior to this, she was CFO and a member of the Management Board of Sonova Holding AG from June 2021 until February 2025. From 2018 until January 1, 2021, Birgit was a member of the Executive Board and CFO of TUI AG. She was previously the CFO of the Belgian media, cable and telecommunications company Telenet Group N.V. Prior to that, Birgit held various management positions in finance at Johnson & Johnson, Heineken, Tenneco and Reed Elsevier. D. Mark Durcan (1961, American) Member of the Supervisory Board since 2020 (Second term expires in 2028) Chair of the Technology Committee, member of the Selection and Nomination Committee Mark Durcan was appointed as a member of the Supervisory Board in 2020. He is Chair of the Board of Directors at Cencora since October 1 , 2025. He is also a member of the Board of Trustees for Rice University (Texas) and as Director at Natural Intelligence Systems CA, a private Al startup company. From 2012 to 2017, he was CEO of Micron Technology, Inc., having joined the company in 1984 and having held various management positions before being appointed CEO. Furthermore, Mark was a non-executive director of Advanced Micro Devices, Inc., and a director at Freescale Semiconductor, MWI Veterinary Supply, Veoneer, Inc. and St Luke’s Health System (Idaho). STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 79 Corporate governance Supervisory Board report Remuneration report Supervisory Board (continued)

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 80 Corporate governance Supervisory Board report Remuneration report Supervisory Board (continued) D. Warren A. East (1961, British) Member of the Supervisory Board since 2020 (Second term expires in 2028) Member of the Audit Committee, the Selection & Nomination Committee and the Technology Committee Warren East became a member of the Supervisory Board in 2020 and is currently a Non-Executive Board member at Tokamak Energy plc. Furthermore, he is also currently the Chair of the Board of Directors of NATS Holdings Ltd., the UK’s National Air Traffic Service. In October 2025, Warren joined ITM Power plc as a Non-Executive Director. Warren was CEO of Rolls- Royce Group Plc from 2015 until December 2022. He spent his early career at Texas Instruments Ltd. from 1985 to 1994 before joining ARM Holdings, Plc., where he held various management positions and was appointed CEO from 2001 to 2013. Catharina (Karien) E.G. van Gennip (1968, Dutch) Member of the Supervisory Board since 2025 (First term expires in 2029) Member of the ESG Committee and the Remuneration Committee Karien van Gennip brings extensive leadership experience across professional services, financial services and public policy. She has served as Minister of Social Affairs and Employment and Deputy Prime Minister in the Dutch government, CEO of Dutch healthcare insurer VGZ , and CEO of ING France. Earlier in her career, she was State Secretary of Economic Affairs, Minister for Foreign Trade, held roles at McKinsey&Company, the Dutch Authority for Financial Markets and ING, and served on various for profit and not for profit Boards in the past. She has an educational background in Physics from Delft University of Technology and holds an MBA from INSEAD. Karien is currently a Member of the Monitoring Committee Corporate Governance, a Board member of Royal Concertgebouw Orchestra, and a member of the European Council on Foreign Relations. Jack P. de Kreij (1959, Dutch) Member of the Supervisory Board since 2023 (First term expires in 2027) Chair of the Audit Committee and member of the Remuneration Committee Jack de Kreij joined the Supervisory Board in 2023. Among other roles, he is currently the Vice Chair of the Supervisory Board and Chair of the Audit Committee at Wolters Kluwer N.V. Jack is also a member of the Supervisory Board, Chair of the Audit Committee and member of the ESG Committee at Royal Boskalis Westminster N.V. In addition, he is the Chair of the Board of the Dutch Association of Listed Companies (VEUO). Jack served as the Vice Chair of the Supervisory Board and Chair of the Audit Committee at TomTom N.V. until April 2025. From 2003 to 2018, Jack was CFO and a member of the Executive Board of Royal Vopak N.V., taking on the role of Vice Chair from 2010 to 2018. Between 1986 and 2003 he worked at PricewaterhouseCoopers, where he held various management positions as (Senior) Partner and was among other roles Managing Partner & Territory Leader of the M&A-focused Transaction Services practice in the Netherlands. Jack started his career in 1980 with the Dutch Ministry of Finance, where he worked until 1986. An L. Steegen (1971, Belgian) Member of the Supervisory Board since 2022 (First term expires in 2026) Member of the ESG Committee and the Technology Committee An Steegen joined the Supervisory Board in 2022. She is CEO and member of the Board of Directors of Barco N.V. since September 1, 2024, after having served as a co-CEO and member of the Board of Directors since October 1 , 2021. Prior to that, An was R&D director at IBM Semiconductor and Executive Vice President at the research institute imec in Belgium. Furthermore, An was CTO and Executive Vice President Electronic and Electro-Optical Materials at Umicore. Alexander F.M. Everke (1963, German) Member of the Supervisory Board since 2022 (First term expires in 2026) Member of the ESG Committee and the Remuneration Committee Alexander Everke joined the Supervisory Board in 2022. He also serves as member of the Supervisory Board of Aixtron SE, a position he has held since May 2024 and has become the Chair of the Supervisory Board since 2025. He is the former CEO of ams- OSRAM AG, a position he held from March 2016 until April 2023, after having joined ams AG in October 2015. Prior to that, Alexander held a range of positions in the semiconductor industry, including management roles at Siemens and Infineon and various leadership positions at NXP Semiconductors.

29% 16% 21% Gender diversity: % inflow of women (all job grades) Gender diversity: % representation of women in job grade 13+ Women in our workforce (headcount) This section addresses a number of topics that apply to both the Board of Management and the Supervisory Board. Diversity On January 1, 2022, the Dutch gender diversity bill came into force, introducing a quota for the supervisory boards of Dutch listed companies – which should comprise at least one-third men and one-third women. New appointments will be declared null and void in the event of non-compliance with this requirement. The bill also introduced a requirement to set ambitious gender-balance targets for boards of management and senior management of large listed and non-listed Dutch N.V.s and B.V.s, and to have a plan outlining the actions needed in order to meet gender diversity targets. Companies are required to report to the Dutch Social and Economic Council on gender-balance targets, plans and progress made within 10 months after the end of the financial year, and in the management report. The 2025 Dutch Corporate Governance Code contains a requirement to adopt inclusion and diversity policies for the Board of Management and the Supervisory Board as well as a company-wide Diversity and Inclusion Policy for the entire workforce including senior management. As part thereof, ASML has set targets on gender diversity and other I&D aspects relevant for ASML1. Currently, the Supervisory Board meets the gender quota of the Dutch gender diversity bill, as both men and women are represented by at least three out of nine members. During 2023, the Supervisory Board adopted the Supervisory Board Diversity Policy, which has been incorporated as an annex to the Supervisory Board’s Rules of Procedure, and which can be found on our website. As set out in the Board of Management Diversity Policy, we seek to maintain a Board of Management comprised of talented, competent executives who individually meet the requirements for their specific role and collectively have the experience and background required to successfully lead an R&D-intensive high-tech company of the size and complexity of ASML. Appropriate weight is placed on diversity considerations, including experience, background, gender, age and tenure, in the selection and appointment process. Our aim for the Board of Management is to have at least one female member of the Board of Management by 2032 taking into account the current composition and rotation schedule of our Board of Management. Currently, the Board of Management is composed of male members only. The Supervisory Board recognizes that the 2026 gender balance target has not been met for the reasons set out below, and that Board of Management composition leaves room for improvement on gender diversity. The Supervisory Board is committed to addressing this in future appointments. Future Board of Management appointments depend on the rotation schedule and succession planning process, which takes into account both the continued strength and effectiveness of the Board of Management and recent and announced (re-) appointments. When setting the diversity target, the Supervisory Board also considered the female representation of the ASML group overall as well as the female representation in senior leadership (JG 13+). Since 2022, gender diversity targets have been set as part of ASML’s ESG sustainability strategy and as part of the long-term incentive for the Board of Management and senior management, and ASML has set up a company-wide diversity & inclusion program. Despite these measures taken to improve the inflow and representation of women in the company overall and in senior leadership in particular, increasing gender diversity at the Board of Management remains challenging and is expected to take time. The Supervisory Board also included performance metrics aimed at improving the representation of women in senior leadership in the Board of Management's long-term incentive compensation. The Board of Management Diversity Policy is part of the Board of Management's Rules of Procedure, which can be found on our website. The Supervisory Board fully supports ASML’s I&D strategy as set out in this Annual Report. We recognize that human capital is our most valuable asset and that our success is driven by our unique and diverse teams. Diversity promotes the inclusion of different perspectives and ideas, mitigates against groupthink and enables us to benefit from all available talent. This also applies to the Board of Management and our senior management, where a diverse composition contributes to robust decision-making and proper functioning. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 81 Corporate governance Supervisory Board report Remuneration report Other Board-related matters Supervisory Board Dutch x2 56% German x1 American x2 Male members Supervisory Board nationality British x1 Danish x1 44% Belgian x2 Female members 1. ASML presents in this Annual Report its diversity and inclusion policies and targets for, and progress on achieving, gender diversity as required by Dutch law and its Diversity and Inclusion Policy adopted by the BoM pursuant to requirements of Dutch law. The US executive order 14173 (EO) titled, “Ending Illegal Discrimination and Restoring Merit-Based Opportunity”, took effect on April 21, 2025. Our diversity targets and key performance indicators (KPIs) do not apply to ASML’s US operations or employees. In addition, certain related programs and initiatives do not apply to ASML’s US employees to the extent they would conflict with the EO or other applicable law, regulation or orders.

Diversity complements our company values: challenge, collaborate and care. The ‘Attractive workplace for all’ section contains more information about our I&D approach and our targets and performance in 2025, as well as a look ahead at our I&D agenda and priority areas for 2026. Read more in Sustainability statements – Social – Attractive workplace for all For the Board of Management specifically, the Supervisory Board selects candidates for appointment with due observance of our objective to foster a diverse and inclusive working environment. Accordingly, we aim to fill vacancies by considering candidates who bring the required expertise and contribute to our diversity. The Supervisory Board, when assessing the composition of the Board of Management and identifying suitable candidates for succession, will consider objective criteria and the specific profile for the job while having due regard for the relevant aspects of diversity. This applies in particular to continuously striving for more balanced gender representation. In our internal development efforts for potential Board of Management members, we strive for participation of a diverse group of employees, specifically senior leadership. Any search firm engaged by the Supervisory Board or its Selection and Nomination Committee will be specifically directed to include diverse candidates in general and multiple female candidates in particular. Read more in Sustainability statements – Social – Attractive workplace for all – Inclusion and diversity Remuneration, share ownership and indemnification The remuneration of the Board of Management is determined by the Supervisory Board, upon recommendation of the Remuneration Committee and in accordance with the Remuneration Policy for the Board of Management. The current Remuneration Policy was adopted by the General Meeting in 2025. The remuneration of the Supervisory Board is based on the Remuneration Policy for the Supervisory Board. The current Remuneration Policy was adopted by the General Meeting in 2023, and the remuneration amounts were updated and approved at the 2025 AGM. The remuneration of the Supervisory Board is not dependent on our (financial) results. Members of the Supervisory Board do not receive ASML shares, or rights to acquire ASML shares, as part of their remuneration. Board of Management and Supervisory Board members who acquire or have acquired, for their own risk and account, ASML shares or rights to acquire ASML shares must intend to keep these for long-term investment only. In concluding transactions in ASML shares, members of the Board of Management and the Supervisory Board must comply with our Insider Trading Rules. Any such transactions in ASML shares performed by members of the Board of Management and the Supervisory Board are reported to the Dutch AFM. As of February 18, 2026, Nils Andersen holds 1,060 ASML shares, Jack de Kreij holds 500 ASML shares and Birgit Conix holds 254 ASML shares. None of the other members of the Supervisory Board currently have any ASML shares or rights to acquire ASML shares. We will not and have not granted any personal loans, guarantees or the like to members of the Board of Management or the Supervisory Board. Our Articles of Association provide for the indemnification of the members of the Board of Management and the Supervisory Board against claims that are a direct result of their tasks, provided that such claims are not attributable to willful misconduct or intentional recklessness of the respective member. We have also implemented the indemnification of the members of the Board of Management and the Supervisory Board by means of separate indemnification agreements for each member. Read more in Corporate governance – Remuneration report Conflicts of interest and related party transactions Conflict of interest provisions are incorporated in both the Board of Management’s and the Supervisory Board’s Rules of Procedure. These provisions reflect Dutch law and the principles and best practice provisions of the Code with respect to conflicts of interest. No related-party transactions occurred in 2025, nor are there any currently ongoing, other than ordinary course compensation arrangements. Insider trading We have adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management and employees. Outside positions Pursuant to Dutch legislation, a member of the Board of Management may not be a Supervisory Board member in more than two other large companies or large foundations, as defined in Dutch law. A member of the Board of Management may not be the chair of a supervisory board of a large company. Board of Management members require prior approval from the Supervisory Board before accepting a position of another large company or foundation. Members of the Board of Management are also required to notify the Supervisory Board of all important functions held or to be held by them. The remuneration received by members of the Board of Management from outside positions, if any, shall be reimbursed to ASML, unless otherwise agreed with the Supervisory Board, in accordance with the Rules of Procedure of the Board of Management. Dutch law stipulates that a Supervisory Board member may not hold more than five such positions in large companies or large foundations as defined in Dutch law, with chair positions counting twice. During the financial year 2025, all members of the Board of Management and the Supervisory Board complied with the requirements described above. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 82 Corporate governance Supervisory Board report Remuneration report Other Board-related matters (continued)

Our AGM is held at least once a year and generally takes place in Veldhoven, the Netherlands. The agenda for the AGM typically includes the following topics: Item 1 Discussion of the Management Report and the adoption of the Financial statements over the past financial year. Item 2 Discussion of the dividend policy and approval of any proposed dividends. Item 3 Advisory vote on the Remuneration report over the past financial year. Item 4 The discharge from liability of the members of the Board of Management and the Supervisory Board for the performance of their responsibilities in the previous financial year. Item 5 The limited authorization for the Board of Management to issue (rights to) shares in ASML’s capital, and to exclude preemptive rights for such issuances, as well as to repurchase shares and to cancel shares. Item 6 Any other topics proposed by the Board of Management, the Supervisory Board or shareholders in accordance with Dutch law and the Articles of Association. Proposals placed on the agenda by the Supervisory Board, the Board of Management or shareholders – provided that they have submitted the proposals in accordance with the applicable legal provisions – are discussed and resolved upon. Shareholders representing at least 1% of ASML’s outstanding share capital or a share value of at least €50 million are entitled to place items on the agenda of a general meeting at least 60 days before the date of the meeting. An Extraordinary General Meeting (EGM) may be held when considered necessary by the Supervisory Board or Board of Management. In addition, an EGM must be held if one or more ordinary or cumulative preference shareholders, who jointly represent at least 10% of the issued share capital, make a written request to that effect to the Supervisory Board and the Board of Management. The request must specify in detail the business to be dealt with. Shareholders’ meetings are convened by public announcement via our website no later than 42 days prior to the meeting, as stipulated by Dutch law. The record date is set at the 28th day prior to the day of the AGM. Persons registered as shareholders on the record date are entitled to attend the meeting and to exercise other shareholder rights. The Board of Management and Supervisory Board provide shareholders with information relevant to the topics on the agenda by means of an explanation of the agenda as well as by documents necessary or helpful for this purpose. The agenda indicates which items are voting items, and which items are for discussion only. All documents related to the AGM are posted on our website. ASML shareholders can vote at the AGM by attending and exercising their votes in person or by appointment of a proxy who will vote on their behalf. We do not solicit from or nominate proxies for our shareholders. The 2025 AGM was held in hybrid form, accommodating attendance, voting and asking of questions in person, and, for holders of shares traded on Euronext Amsterdam, online via the virtual meeting platform. Shareholders also had the opportunity to vote in advance via written or electronic proxy. Resolutions are adopted by the general meeting with an absolute majority of the votes cast (except where a different proportion of votes are required by the Articles of Association or Dutch law), and there are generally no quorum requirements applicable to such meetings. Voting results from the AGM are made available on our website within 15 days of the meeting. The draft report of the AGM is made available on our website or on request no later than three months after the meeting. Shareholders have the opportunity to provide comments in the subsequent three months, after which the report is adopted by the Chair and the Secretary of the meeting. The adopted report is also available on our website and on request. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 83 Corporate governance Supervisory Board report Remuneration report AGM and share capital

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AGM and share capital (continued)

Powers

In addition to the items submitted annually at the AGM, the General Meeting also has other powers, with due observance of the statutory provisions. These include resolving:

- To amend the Articles of Association.
- To issue shares if and insofar as the Board of Management has not been designated by the General Meeting for this purpose.
- To adopt the remuneration policies for the members of the Board of Management and the Supervisory Board, and to adopt the remuneration of the Supervisory Board.

(Proposed) amendments of the Articles of Association require the approval of the Supervisory Board. A quorum requirement applies for the General Meeting at which an amendment of the Articles of Association is proposed – more than half of the issued share capital is required to be represented, and the proposal requires a voting majority of at least three-quarters of the votes cast. If the quorum requirement is not met, a subsequent General Meeting shall be convened, to be held within four weeks of the first meeting. At this second meeting, the resolution can be adopted with at least three-quarters of the votes cast, irrespective of the share capital represented.

If a resolution to amend the Articles of Association is proposed by the Board of Management, the resolution will be adopted with an absolute majority of votes cast irrespective of the represented share capital at the General Meeting.

As of December 31, 2025, 87,904,216 ordinary shares were held by 316 registered holders with a registered address in the US. Since certain of our ordinary shares were held by brokers and nominees, the number of record holders in the US may not be representative of the number of beneficial holders, or of where the beneficial holders are resident.

ASML's authorized share capital amounts to €126.0 million and is divided into:

Type of shares	Number of shares	Nominal value	Votes per share
Cumulative preference shares	700,000,000	€0.09 per share	1
Ordinary shares	700,000,000	€0.09 per share	1

The issued and fully paid-up ordinary shares with a nominal value of €0.09 each were as follows:

As of December 31	2023	2024	2025
Issued ordinary shares with nominal value of €0.09	393,421,721	393,283,720	**385,417,665**
Issued ordinary treasury shares with nominal value of €0.09	6,162,857	546,972	**2,730,009**
Total issued ordinary shares with nominal value of €0.09	399,584,578	393,830,692	**388,147,674**

Each ordinary share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend, but do not give entitlement to voting rights. Only those persons who hold shares directly in the share register in the Netherlands, held by us at our address at 5504 DR Veldhoven, De Run 6501, the Netherlands, or in the New York share register, held by JP Morgan Chase Bank, N.A., P.O. Box 64506, St. Paul, MN 55164-0506, United States, can hold fractional shares. Shareholders who hold ordinary shares through the deposit system under the Dutch Securities Bank Giro Transfer Act maintained by the Dutch central securities depository Euroclear Nederland or through the Depository Trust Company cannot hold fractional shares.

No cumulative preference shares have been issued. Each share carries one vote.

Special voting rights, limitation voting rights and transfers of shares

There are no special voting rights on the issued shares in our share capital.

There are currently no limitations, either under Dutch law or in our Articles of Association, on the transfer of ordinary shares in the share capital of ASML. Pursuant to our Articles of Association, the Supervisory Board's approval shall be required for every transfer of cumulative preference shares.

Issue and repurchase of (rights to) shares

Our Board of Management has the power to issue ordinary shares and cumulative preference shares insofar as it has been authorized to do so by the General Meeting. The Board of Management requires approval of the Supervisory Board for such an issue. The authorization by the General Meeting can only be granted for a certain period not exceeding five years and may be extended for no longer than five years on each occasion. If the General Meeting has not authorized the Board of Management to issue shares, the General Meeting will be authorized to issue shares on the Board of Management's proposal, provided that the Supervisory Board has approved such a proposal.

Holders of our ordinary shares have a preemptive right, in proportion to the aggregate nominal amount they hold. This preemptive right may be restricted or excluded. Holders of ordinary shares do not have preemptive rights with respect to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting, the Board of Management has the power, subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares.

2025 authorization to issue and repurchase shares

At our 2025 AGM, the Board of Management was authorized from April 23, 2025, through October 23, 2026, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto, representing up to a maximum of 5% of our issued share capital at April 23, 2025, plus an additional 5% of our issued share capital at April 23, 2025, that may be issued in connection with mergers, acquisitions and/or (strategic) alliances. Our shareholders also authorized the Board of Management through October 23, 2026, subject to approval of the Supervisory Board, to restrict or exclude preemptive rights with respect to holders of ordinary shares up to a maximum of 5% of our issued share capital in connection with the general authorization to issue shares and/or rights to shares, plus an additional 5% in connection with the authorization to issue shares and/or rights to shares in connection with mergers, acquisitions and/or (strategic) alliances.

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AGM and share capital (continued)

We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and our Articles of Association. Any such repurchases are subject to the approval of the Supervisory Board and authorization by the General Meeting, which authorization may not be for more than 18 months.

At the 2025 AGM, the Board of Management was authorized, subject to Supervisory Board approval, to repurchase through October 23, 2026, up to a maximum of 10% of our issued share capital at April 23, 2025, at a price between the nominal value of the ordinary shares purchased and 110% of the market price of these securities on Euronext Amsterdam or Nasdaq.

Read more details on our share buyback program in Consolidated financial statements – Notes to the Consolidated financial statements – 22. Shareholders' equity

ASML Preference Shares Foundation

The ASML Preference Shares Foundation (Stichting Preferente Aandelen ASML) has been granted an option right to acquire cumulative preference shares in the share capital of ASML. The Foundation may exercise this Preference Share Option when, in the opinion of the Foundation's Board of Directors, the interests of ASML, its business or its stakeholders are at stake, including in the event that:

- a public bid for ASML's shares has been announced or made, or there is a justified expectation that such a bid will be made without any agreement having been reached with ASML in relation thereto; or
- an attempted exercise of voting rights by one or more shareholders, which in the opinion of the Foundation's Board of Directors is materially in conflict with the interests of ASML, of its business or of its stakeholders.

Objectives of the Foundation

The Foundation's objectives are to look after the interests of ASML and the enterprises maintained by and/or affiliated in a group with ASML, in such a way that ASML's interests and those of enterprises and all parties concerned are safeguarded in the best possible way. The Foundation is responsible for ensuring that influences in conflict with these interests, which might affect the independence or the identity of ASML and those companies, are deterred to the best of the Foundation's ability. The Foundation aims to realize its objects by acquiring and holding cumulative preference shares in our capital and by exercising the rights attached to these shares, particularly the voting rights.

The Preference Share Option

The Preference Share Option entitles the Foundation to acquire cumulative preference shares, whereby the aggregate nominal value of such cumulative preference shares may not exceed the aggregate nominal value of the ordinary shares issued at the time of exercise of the Preference Share Option. The subscription price for the cumulative preference shares shall be equal to nominal value. Only 25 percent of the subscription price will be payable upon issuance, with the remainder only being payable when called-up by ASML.

Board of Directors

The Foundation operates independently of ASML. Its Board of Directors comprises four independent members. Per December 31, 2025, its members were: Mr. Wim Pelsma, Mr. Sjoerd Vollebregt, Mr. Jos Streppel and Mr. Steven Perrick (who was replaced by Mr. Arnold Croiset van Uchelen effective January 1, 2026).

ASML has not established any other anti-takeover devices.

Major shareholders

The Dutch Act on the supervision of financial markets and US securities laws contain requirements regarding the disclosure of capital interests and voting rights in listed companies. The following table sets forth the total number of ordinary shares owned by each shareholder that reported to the Dutch AFM or the US SEC a beneficial ownership of ordinary shares that is at least 3.0% (5.0%, in the case of the SEC) of our ordinary shares issued and outstanding. Also included in the table below is the total number of ordinary shares owned by our members of the Board of Management and Supervisory Board as of December 31, 2025. The information set out below with respect to shareholders is based on public filings with the SEC and AFM as of February 18, 2026.

	Shares	% of class[4]
BlackRock, Inc.[1]	26,325,103	6.83%
Capital Research and Management Company[2]	19,612,223	5.09%
Members of ASML's current Board of Management and Supervisory Board (8 persons)[3]	51,095.11	0.01%

1. Based solely on the Schedule 13-G/A filed by Blackrock, Inc. with the SEC on April 23, 2025, BlackRock, Inc reports voting power with respect to 24,171,923 of these 26,325,103 shares. A public filing with the AFM on December 6, 2022, shows an aggregate indirect capital interest of 5.80% and voting rights of 7.23%, based on the total number of issued shares and voting rights at that time.
2. As reported to the AFM on June 12, 2025, Capital Research and Management Company (CRMC) reports 19,612,223 voting rights corresponding to 19,612,223 ordinary shares, but does not report ownership right related to those shares.
3. Does not include unvested shares granted to members of the Board of Management. For further information, see Remuneration Report – Board of Management Remuneration.
4. As a percentage of the total number of ordinary shares issued and outstanding, 385,417,665 as of December 31, 2025, which excludes 2,730,009 ordinary shares which have been issued but are held in treasury by ASML and 15,642 fractional shares of which 15,024 are owned by (former) ASML employees and 618 are owned by ASML. The share ownership percentages reported to the AFM or the SEC are expressed as a percentage of the total number of ordinary shares issued (including treasury stock) and, accordingly, percentages reflected in this table may differ from percentages reported to the AFM or the SEC.

Annual Reports We publish, among others, the following annual reports regarding the financial year 2025: • The statutory Annual Report, has been prepared in accordance with the requirements of Dutch law. The Financial statements included therein are prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code and EU-IFRS, and the Sustainability statements included therein are prepared in accordance with the European Sustainability Reporting Standards (ESRS). • The Annual Report on Form 20-F, prepared in accordance with the requirements of the Exchange Act and regulations and the Form promulgated by the SEC. The Financial statements included therein are prepared in conformity with US GAAP. Both reports have the same qualitative base and provide the same description of our business, corporate governance, and risk factors specific to the semiconductor industry, ASML and our shares. We also provide sensitivity analyses through: • A narrative explanation of our Financial statements. • The context within which financial information should be analyzed. • Information about the quality and variability of our earnings and cash flow. We annually prepare two annual reports including Financial statements and Sustainability statements, as set out on this page. With respect to the process of creating the Annual Report, we have extensive guidelines for its content and layout, primarily based on the applicable laws and regulations referred to above. With respect to the preparation of these and the other financial reports, we apply internal procedures aimed at safeguarding the completeness and accuracy of such information as part of its disclosure controls and procedures. The Disclosure Committee assists ASML and its CEO and CFO in overseeing our disclosure activities and compliance with applicable disclosure requirements arising under Dutch and US law, and with other regulatory requirements. These internal procedures are frequently discussed by the Audit Committee and the Supervisory Board. Read more in Strategic report – Risk and security – How we manage risk The Supervisory Board has reviewed and approved our 2025 Financial statements and our Sustainability statements as prepared by the Board of Management. PricewaterhouseCoopers Accountants N.V. (PwC) has audited our financial statements and the Auditor’s Report is attached to the financial statements. External audit In accordance with Dutch law, our external auditor is appointed by the General Meeting, based on a nomination by the Supervisory Board. The Supervisory Board bases its nomination on the advice of the Audit Committee and the Board of Management, which annually provide a report to the Supervisory Board on the performance of and relationship with the external auditor, as well as its independence. Our current external auditor, PwC, was first appointed by the General Meeting in 2023 for the reporting year 2025. On April 23, 2025, the General Meeting adopted the proposal to appoint PwC as our external auditor for the reporting year 2026. Furthermore, in the same general meeting, PwC was appointed to perform a limited assurance engagement and issue an assurance report on the Sustainability Statements for the reporting years 2025 and 2026. This appointment was made in anticipation of the CSRD’s transposition into Dutch law and was conditional upon the CSRD implementation bill taking effect for the reporting years. For the avoidance of doubt, pending the formal transposition of the CSRD into Dutch law, the Board of Management, with approval of the Supervisory Board, appointed PwC to perform a limited assurance engagement and issue an assurance report in line with the CSRD for the reporting years 2025 and 2026. The Audit Committee reviews and approves the external auditor’s audit plan for the audits planned during the financial year. Proposed services other than the financial and sustainability statements should be pre-approved at the beginning of the year (annual pre-approval) or during the year in case of a particular engagement (specific pre- approval). The annual pre-approval is based on a detailed, itemized list of allowed services to be provided, which is designed to ensure there is no management discretion in determining whether a service has been approved, and to ensure the Audit Committee is informed of each service it is pre-approving. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 86 Corporate governance Supervisory Board report Remuneration report Financial reporting and audit

Dutch rules require strict separation of audit and advisory services for Dutch public-interest entities, and US regulations restrict services that can be provided by an auditor of a US listed company. Dutch law prohibits the acceptance by the external auditor of non-assurance services when an audit is performed. The Audit Committee monitors compliance with Dutch and US rules on services provided by the external auditor. The remuneration of the external auditor is approved by the Audit Committee on behalf of the Supervisory Board, and after consulting the Board of Management. The Supervisory Board has delegated these responsibilities to the Audit Committee, as it has the most relevant insight and experience in this area. Read more in Financial statements – Consolidated financial statements – Notes to the Consolidated financial statements – 29. Principal accountant fees and services In principle, the external auditor attends all Audit Committee meetings. The external auditor’s findings are discussed at these meetings. The Audit Committee reports to the Supervisory Board on the topics discussed with the external auditor, including the external auditor’s reports regarding the audit of – as well as the content of – the annual reports. Furthermore, the external auditor may attend the Supervisory Board meeting in which the annual external audit report is discussed. The external auditor may also attend Supervisory Board meetings at which the quarterly financial results are discussed. The Audit Committee is to be informed by the external auditor without delay if the external auditor discovers irregularities in the content of the audit of the financial reports. The external auditor is present at our AGM to respond to questions, if any, from shareholders about the auditor’s report on the Consolidated financial statements. Internal Audit The role of our Internal Audit function is to assess our systems of internal controls by performing independent procedures such as risk-based operational audits, IT and security audits and compliance audits. Internal Audit reports directly to the Audit Committee and to a member of the Board of Management, the CFO. The yearly Internal Audit plan is discussed with and approved by the Board of Management, the Audit Committee and the Supervisory Board. The follow-up on Internal Audit findings and progress made against the plan are discussed on a quarterly basis with the Audit Committee. The external auditor and Internal Audit department have meetings on a regular basis. During 2025, a self- assessment of the Internal Audit function was performed. The results of the assessment were discussed with the Board of Management and with the Audit Committee in early 2026. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual report 2025 87 Corporate governance Supervisory Board report Remuneration report Financial reporting and audit (continued)

Corporate information ASML Holding N.V. is a holding company that operates through its subsidiaries. We have operating subsidiaries in Belgium, China, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Malaysia, Singapore, South Korea, Taiwan, the Netherlands, the United Kingdom and the United States. Read more in Consolidated financial statements – Notes to Consolidated financial statements – 27. Subsidiaries and associates US listing requirements As our New York Shares are listed on the Nasdaq Stock Market LLC, Nasdaq corporate governance standards in principle apply to us. However, Nasdaq rules provide that foreign private issuers may follow home-country practice in lieu of the Nasdaq corporate governance standards subject to certain exceptions. Our corporate governance practices are primarily based on Dutch requirements. The table on the right side of this page sets forth the practices we follow in lieu of Nasdaq rules, pursuant to the exception described above. Compliance with the Corporate Governance Code We closely follow developments in the area of corporate governance and the applicability of the relevant corporate governance rules for ASML. Any substantial changes to our corporate governance structure or application of the Corporate Governance Code will be submitted to the General Meeting for discussion. We are of the opinion that we fully comply with the applicable principles and best practice provisions of the Dutch Corporate Governance Code as in effect for the financial year 2025. The Board of Management and the Supervisory Board, Veldhoven, February 25, 2026 Practices followed by ASML in lieu of Nasdaq rules Quorum ASML does not follow Nasdaq’s quorum requirements applicable to meetings of ordinary shareholders. In accordance with Dutch law and generally accepted Dutch business practice, ASML’s Articles of Association provide that there are no quorum requirements generally applicable to general meetings of shareholders. Solicitation of proxies ASML does not follow Nasdaq’s requirements regarding the solicitation of proxies and the provision of proxy statements for general meetings of shareholders. ASML does furnish proxy statements and solicit proxies for the General Meeting. Dutch corporate law sets a mandatory (participation and voting) record date for Dutch listed companies at the 28th day prior to the date of the General Meeting. Shareholders registered at such a record date are entitled to attend and exercise their rights as shareholders at the General Meeting, regardless of a sale of shares after the record date. Distribution of Annual Report ASML does not follow Nasdaq’s requirement regarding distribution to shareholders of copies of an annual report containing audited Financial statements prior to our AGM. The distribution of our annual reports to shareholders is not required under Dutch corporate law or Dutch securities laws, or by Euronext Amsterdam. Furthermore, it is generally accepted business practice for Dutch companies not to distribute annual reports. In part, this is because the Dutch system of bearer shares has made it impractical to keep a current list of holders of the bearer shares in order to distribute the annual reports. Instead, we make our Annual Report available at our corporate head office in the Netherlands (and at the offices of our Dutch listing agent, as stated in the convening notice for the meeting) no later than 42 days prior to convocation of the AGM. In addition, we post a copy of our annual reports on our website prior to the AGM. Equity compensation arrangements ASML does not follow Nasdaq’s requirement to obtain shareholder approval of stock option or purchase plans or other equity compensation arrangements available to officers, directors or employees. It is not required under Dutch law or generally accepted practice for Dutch companies to obtain shareholder approval of equity compensation arrangements available to officers, directors or employees. The General Meeting adopts the Remuneration Policy for the Board of Management, approves equity compensation arrangements for the Board of Management and approves the remuneration for the Supervisory Board. Equity compensation arrangements for employees are adopted by the Board of Management within limits approved by the General Meeting. The Remuneration Committee evaluates the achievements of individual members of the Board of Management with respect to the short- and long-term quantitative performance, and the full Supervisory Board evaluates the quantitative performance criteria. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 88 Corporate governance Supervisory Board report Remuneration report Compliance with corporate governance requirements

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 89 Corporate governance Supervisory Board report Remuneration report In conversation with Nils Andersen Chair of the Supervisory Board “ We support ASML to remain competitive and responsive to customer needs” Nils Andersen Chair of the Supervisory Board

The Supervisory Board supervises and advises the Board of Management in performing their management tasks and setting the direction for ASML, focusing on long-term and sustainable value creation. The members of the Supervisory Board are fully independent. In this interview, Supervisory Board Chair Nils Andersen outlines the key activities of 2025 and his expectations for the year ahead. Q What were the highlights of 2025, from a Supervisory Board perspective? The year was marked by market uncertainties and a continuously challenging geopolitical situation that included export restrictions and tensions between the US and China. It is to the great credit of our Board of Management that it was able to create a solid performance during a period with dynamic markets and geopolitical uncertainty. Beyond the financial results and technological breakthroughs, we were pleased to see management continue to carry out a significant amount of work on reinforcing ASML’s competitiveness and enabling it to invest time and resources in the reduction of cycle times, simplification of the business, becoming more agile and improving productivity. The aim is to make sure that we are well positioned to exploit opportunities for future growth. We supported management throughout these initiatives and were impressed by how they have stepped up the speed of change and sharpened their focus on the strategic objectives. ASML’s culture will play a vital role in enabling this shift – the challenge for all of us is how to evolve the culture while continuing to embrace the qualities that have enabled the company to become established as a global leader in innovation. In September 2025, following discussions with the Board of Management on the growing importance of AI, the company finalized an investment in the French-based AI leader Mistral AI. Bringing together ASML’s leading capabilities in innovation and knowledge of the technology ecosystem along with Mistral AI’s expertise, we believe this agreement will allow both companies to innovate faster together. We believe it will also help us enhance our products, processes and overall performance. Q How does the Supervisory Board support the delivery of ASML’s strategy? During the year, we held nine formal meetings with the Board of Management, as well as regular informal interactions. Together, we covered a wide range of topics, including discussions on the business model, the production footprint, the investment in Mistral AI and of course, the geopolitical situation. Supervisory Board members have strong skills and experience across many different sectors and disciplines – and as a group, we are able to draw on these qualities to advise management on how to navigate the current political and business climate. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 90 Corporate governance Supervisory Board report Remuneration report In conversation with Nils Andersen (continued) Chair of the Supervisory Board We supported management on reducing cycle time, simplifying the business, becoming more agile and improving productivity.” Nils Andersen Chair of the Supervisory Board

For example, customers have indicated that there is a need for innovation around 3D integration to support their ambitions, and the Supervisory Board therefore spent considerable time learning about and contributing to discussions around the topics of bonding and advanced packaging. In addition, the Supervisory Board continued the practice established previously of supplementing our formal meetings with informal sessions to broaden our understanding of matters that impact the business or are of particular relevance to customers or suppliers. Finally, we provided advice to the Board of Management on the intended changes to the Technology and IT organizations. We recognize these changes are not easy, but as a Supervisory Board we understand and support the rationale driven by enabling ASML to remain as agile and competitive as possible in a rapidly evolving industry. Q What role does stakeholder engagement play in the work of the Supervisory Board? We engaged with many of our stakeholders during the year. We interacted extensively with our shareholders on a range of matters including remuneration, which is a major consideration for many. With respect to our suppliers, whose support we depend on to maintain and enhance our technology leadership, I met with many important members of our ecosystem at the annual Suppliers’ Day. This allowed me to gain greater understanding of how our partners are striving to deliver the products and services we need and how we can help them continue adding value consistent with our role and standards. We also visited some of our key customers during the year. These occasions enable us to understand exactly what our customers need from us – and how we can best meet those demands. Our people are incredibly important stakeholders. In addition to regular meetings with the Works Council, we visited the San Diego site and the new US Training Center. Conversations at these events underlined yet again the tremendous role that our people play in our company’s success, while also giving us valuable insight into the working environment and culture required to help them realize their full potential. Q What are your thoughts on the changes to the Supervisory Board in 2025? At the 2025 AGM, we said goodbye to Annet Aris, who has been a key member of the Supervisory Board since 2015 and its Vice Chair since 2021. On behalf of the Supervisory Board, I would like to place on record my thanks for the way she has applied her knowledge and unique skill set to a wide range of issues over the last decade. We wish her the very best for the future. Karien van Gennip was appointed to the Supervisory Board at the 2025 AGM. Karien is a member of the ESG Committee and the Remuneration Committee, and brings extensive leadership experience across professional services, financial services and public policy. Stability is of course an important consideration for any team, and the AGM also saw the re-appointment of Birgit Conix to the Supervisory Board for her second term in office, which expires in 2029. Q What is the Supervisory Board’s focus for 2026 and beyond? The coming 12 months will see a steady continuation of the work carried out in 2025, with the Supervisory Board working closely with the Board of Management as the business prepares for future growth. The focus will be on making sure that ASML remains competitive, agile and flexible to continue to meet customer needs going forward. Geopolitical matters are likely to remain challenging, but this is a situation we have managed well in the past, and I am confident we have the experience and the skills to do so once again. ESG and culture will continue to be important areas of focus for us, particularly our employees. Our teams are extremely talented, hardworking and motivated by the opportunity to work at the leading edge of what is possible. They are making vital contributions to the development of solutions that will enable the world to adapt to many of its toughest challenges – and we must continue to do all we can to support them. Our track record for innovation will be further bolstered at the 2026 AGM with the intended appointment of Marco Pieters as a member of the Board of Management in the role of Chief Technology Officer. Marco has a long history of strong contributions to innovation at ASML, and I am confident that his appointment to the Board of Management will help drive our efforts to new levels. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 91 Corporate governance Supervisory Board report Remuneration report In conversation with Nils Andersen (continued) Chair of the Supervisory Board

9 44% Supervisory Board meetings Female members (2024: 7) (2024: 44%) 98% 4.1 Attendance rate Years average tenure (2024: 95%) (2024: 4.2) In a complex geopolitical environment, our strategy centered on resilience and sustainable long-term value creation.” Nils Andersen Chair of the Supervisory Board As the Supervisory Board, we supervise and advise the Board of Management in performing its management tasks and setting the direction for ASML. We focus on long-term and sustainable value creation, with the goal of ensuring that the Board of Management pursues a strategy that secures our leading position as a supplier of holistic lithography solutions to the semiconductor industry. We seek to maintain an appropriate system of checks and balances, provide oversight, evaluate performance and give advice where required or requested. Through good governance, we can help to ensure ASML acts in the best interests of the company and its stakeholders. Here, we report on the Supervisory Board’s activities in 2025. The year 2025 has been a year of maintaining strong operational performance and strategic progress. It also was a year with many challenges related to the geopolitical and market situation. From a strategic perspective, we continued to evaluate and improve our strategy, looking at risks and opportunities in the area of holistic lithography but also in new areas such as AI and advanced packaging. The intended appointment of Marco Pieters as Board of Management member in the position of Chief Technology Officer at the 2026 AGM underscores the importance of continued innovation for ASML. On the operational side there was focus on the operational model and efficiency improvements after several years of strong growth, thereby improving our competitiveness. The Supervisory Board will continue to support ASML’s Board of Management in pushing the boundaries of innovation and executing on our strategy across all our business areas. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 92 Corporate governance Supervisory Board report Remuneration report Supervisory Board focus in 2025 Supervisory Board focus in 2025 Throughout 2025, the Supervisory Board agenda was centered on the strategy and its execution, financial and operational performance, business developments, risk management, and its people and organization. Based on the strategic priorities for ASML as agreed in the annual strategy review, several topics were extensively discussed by means of deep dives, allowing a focused and in-depth review. Strategy and sustainable long-term value creation Focus areas 2025 • Annual strategy review • Geopolitical strategy • ASML operating model • Semiconductor industry and lithography market • High Productivity Platform • Technology and holistic lithography roadmap • ERP migration • Global footprint • People strategy • AI strategy This year we have been elevating our strategy and how we can continue to deliver long-term and sustainable value for all our stakeholders. As part of our annual strategy review, we have been refining our strategic direction and choices for our key dimensions in products, technology and operational excellence. We reaffirmed our support for the overall strategic direction and reviewed the principal strategic challenges and priority areas for further development during the annual strategy review. The Supervisory Board provided its perspectives on several topics such as semiconductor and lithography market developments, Artificial Intelligence strategy, people strategy, cost and flexibility, future technology and innovation roadmap, and ASML’s global footprint. For 2025, we remained fully aligned with ASML’s strategy, anchored in six pillars that are ASML’s strategic priorities: 1. Deepen customer trust; 2. Extend our technology and holistic product roadmap; 3. Strengthen ecosystem relationships; 4. Create an exceptional workplace; 5. Drive operational excellence; and 6. Deliver on ESG sustainability. As part of the annual strategy review, we held dedicated workshops focused on our Global footprint, 3D device integration, technology and holistic product roadmap, semiconductor and lithography market, Artificial Intelligence, High Productivity Platform and ERP migration. These sessions enable an engaged and focused discussion between the Supervisory Board and Board of Management on key strategic matters, and we highly value this way of contributing to the strategic decision-making process.

Strategy and sustainable long-term value creation (continued) Other strategic topics discussed throughout the year included the geopolitical strategy and transformation programs in the following areas: the integrated operating model, the supply chain, customer, technology, and the people strategy. We see our customers starting to be more comfortable about the sustainability of the long-term AI demand, and together with ongoing progress against strategic priorities, we maintain confidence in ASML’s long-term growth and sustainable value creation. Spotlight: Artificial Intelligence (AI) The Supervisory Board discussed with the Board of Management developments and opportunities in the area of AI. We performed a deep dive as part of our annual strategy session and discussed ASML’s partnership with, and investment in, Mistral AI. As a Supervisory Board we are fully supportive of the Company’s AI strategy, which is aimed at bringing important benefits to ASML and our customers. While the landscape we operate in remains volatile, we are confident ASML is well-positioned to effectively harness the AI-driven market momentum. Market and business developments Focus areas 2025 • Market outlook, customers and demand drivers • Update on technology and business developments across ASML’s main product areas • Opportunities in AI and advanced packaging We closely monitored the market and business developments and saw management address the challenges related to macroeconomics, semiconductors and geopolitics as one of its highest priorities. As a technology leader in the semiconductor industry, technological progress is one of ASML’s top priorities. We closely followed the execution of the product and technology roadmap and are pleased to see ASML making good progress on further enhancements to our EUV, DUV and metrology and inspection systems. We also looked into new business opportunities in areas such as AI and advanced packaging. Other areas of focus during 2025 were export controls and tariffs. We closely followed and discussed with the Board of Management developments in this area and the implications for ASML. We are confident that ASML is well positioned to continue to deliver long-term growth and stakeholder value in a sustainable manner. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 93 Corporate governance Supervisory Board report Remuneration report Supervisory Board focus in 2025 (continued) Risk Focus areas 2025 Deep dive: Geopolitics • Geopolitics • Strategic risks • (IT) Security As a Supervisory Board we closely followed geopolitical developments, including developments related to export controls and tariffs and we looked at potential impacts for ASML and mitigation measures. We provided the Board of Management with advice concerning amongst others advocacy, scenarios, risk, engagement with stakeholders and we also invited external experts on geopolitics to provide their outside views. We highly value these discussions, as they bring additional perspectives to the Supervisory Board. Overseeing the company’s risk management continues to be a key element of our responsibilities, which includes the risk management process and its effectiveness. More information on risk management can be found in the section of the Audit Committee. The Supervisory Board’s discussions with the Board of Management on strategy and execution are anchored in risk awareness, factoring in external developments, risk appetite, and mitigation approaches. In 2025, we continued to pay close attention to the risks related to geopolitical developments, not only looking at short term developments, but also assessing the potential long-term risks to ASML’s strategy and business. Furthermore, the Supervisory Board spent time on looking into strategic risks in the area of technology and markets in dedicated deep dive sessions. On (IT) Security, the Supervisory Board received regular updates in accordance with our governance framework to oversee and follow-up on related developments.

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 94 Corporate governance Supervisory Board report Remuneration report Supervisory Board focus in 2025 (continued) Financial and operational performance Focus areas 2025 • Annual Results and Annual Report • External audit report • Statutory interim report • Cash return including dividend policy, final and interim dividend, share buyback program and share cancellation • ERP migration • Cost, flexibility and order lead time We reviewed the annual and interim Financial statements, including non-financial information, the quarterly results and accompanying press releases, as well as the year-end audits of the US GAAP and EU-IFRS Financial statements. As part of the financial updates the Supervisory Board, assisted by the Audit Committee, reviewed ASML’s financing and cash-return policies. The Supervisory Board approved the Board of Management’s proposals for the final and interim dividends paid in 2025. Furthermore, we monitored the execution of the 2023–2025 share buyback program. The Supervisory Board also discussed and approved the 2026-2028 share buyback program, which was announced on January 28, 2026. Given the challenging economic climate – and because ASML decided to support customers and suppliers in navigating this situation – attention was paid to free cash flow. Furthermore, we paid attention to the enterprise resource planning (ERP) migration program, which was identified as one of the key focus areas in strategy execution. Another area of focus during 2025 was cost and flexibility. While our outlook for future growth remains strong, short-term volatility will occur. We reviewed together with the Board of Management the way to address challenges related to a down cycle while at the same time preparing for the upcycle when it occurs, and we were kept informed about the efforts aimed at reducing order lead times. People and organization Focus areas 2025 • People strategy • Results of employee engagement survey • Operating model • Composition of Board of Management • Composition of the Supervisory Board • Remuneration Policy for the Board of Management • Remuneration of the Supervisory Board The topics of people and organization continued to be key areas of focus for the Supervisory Board – we believe these are of critical importance for the future success of ASML, building a great place to work, and enabling the attraction and development of the right talent. On several occasions, we were provided with updates on Human Resources and Organization (HR&O). Topics covered included the People Strategy, progress made on the ASML leadership program, the results of the annual employee engagement survey and inclusion and diversity (I&D). Specific attention was paid to evaluating the ASML operating model following the changes in the customer and supply chain organizations in 2023 and 2024 and ASML’s leadership transition in 2024. The Supervisory Board also advised the Board of Management in relation to the intended changes in the Technology and IT organizations as announced on January 28, 2026. The Supervisory Board also discussed in their plenary meetings the composition and remuneration of the Board of Management and the Supervisory Board. Detailed information about these topics can be found in the reports of the Selection and Nomination Committee and the Remuneration Committee.

Deep dive: Technology – 3D device integration As a Supervisory Board, we also reviewed industry needs and the evolving customer roadmaps. Together with the Board of Management, we recognize that, while 2D packaging remains relevant, 3D packaging is becoming more important. We fully support the Board of Management entering into this technology. In line with ASML’s plans to support our customers in the 3D integration space, we saw ASML shipping its first product serving the advanced packaging market. We are pleased with the achievement of this milestone, and we are proud of our people working everyday to improve our ASML technology. Additional topics Recurring topics at each Supervisory Board meeting are a CEO report focusing on market and customer developments, share price development and investor perceptions, performance on business priorities including ESG, a financial update and the Supervisory Board committee reports. Other topics considered during Supervisory Board meetings in 2025 included: • Compliance with rules and regulations: We monitored compliance with rules and regulations including the Dutch Corporate Governance Code and were kept informed on key legal matters, including developments in export control regulations. • Supervisory Board composition, profile and functioning: We extensively discussed our own composition, profile and functioning, the composition and functioning of Supervisory Board committees, and the composition and functioning of the Board of Management. More information can be found in the report of the Selection and Nomination Committee. • Board of Management composition and performance: We monitored the performance of the Board of Management and decided on its remuneration targets and target achievements. More information can be found in the reports of the Selection and Nomination Committee and the Remuneration Committee. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 95 Corporate governance Supervisory Board report Remuneration report Supervisory Board focus in 2025 (continued) Governance and stakeholders Focus areas 2025 • Supervisory Board evaluation • AGM agenda • Legal and Corporate governance developments • AGM update • Engagements with stakeholders We regularly discussed ASML’s relationship with its shareholders, and Supervisory Board members engaged with shareholders throughout the year on topics such as ASML’s strategy and performance, governance and ESG. The Remuneration Committee engaged with a variety of shareholders and other stakeholders regarding remuneration. More information can be found in the Remuneration Report. A Supervisory Board delegation held two formal meetings with the Works Council in 2024, exchanging views on ASML’s strategy and priorities, and performance and challenges – in particular related to the growth and increased complexity of its business, as well as the challenging external circumstances. In this context, employee well-being and engagement were also discussed. During 2025 we also engaged with the Works Council on specific topics, such as Board of Management and Supervisory Board remuneration and we collaborated with the Works Council on the topic of composition of the Supervisory Board, given the Works Council’s (enhanced) right of recommendation, which led to the appointment of Karien van Gennip as a Supervisory Board member at the 2025 AGM. We met with one of ASML’s key suppliers in an online session, and the Chair of the Supervisory Board attended the annual Suppliers’ Day. At the end of 2025, we visited two of ASML’s customers and were informed about their roadmaps, business development and challenges. These stakeholder interactions are highly valuable for the Supervisory Board because they increase our understanding of ASML’s stakeholders and the challenges they face. The Supervisory Board also discussed legal and corporate governance developments, including the revised Dutch Corporate Governance Code 2025, which introduced the risk management statement.

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Meetings and attendance

The Supervisory Board meets at least four times per year in accordance with its annual schedule and whenever the Chair, one or more of its members, or the Board of Management requests a meeting.

In 2025, the Supervisory Board held nine meetings. Of these, four were held virtually and five were in person. Three in-person meetings were held at ASML's headquarters and two were held offsite in the Netherlands and in Phoenix, the United States. In addition, there were several informal meetings, including educational sessions and interactions among Supervisory Board and/or Board of Management members.

Supervisory Board meetings and Supervisory Board committee meetings are held over several days, ensuring time for review and discussion. At each meeting, the Supervisory Board members discuss the goals and outcome of the meeting – as well as topics such as the functioning and composition of the Supervisory Board and the Board of Management. Also discussed during each meeting are the reports from the different committees of the Supervisory Board.

The Supervisory Board meetings and those of the five Supervisory Board committees were well attended, as shown in the table on the right.

In addition to the Supervisory Board members, the members of the Board of Management are invited to the Supervisory Board meetings. All Board of Management members were present at the Supervisory Board meetings in 2025. Members of senior management are regularly invited to provide updates on topics within their area of expertise, giving the Supervisory Board the opportunity to become acquainted with a variety of ASML managers. We consider this very useful in connection with ASML's talent management and succession-planning activities.

Meetings of the Supervisory Board

The majority of the Supervisory Board and committee meetings held in 2025 were in person, but the Supervisory Board also met virtually on some occasions. In addition to plenary discussions, to optimize interaction, break-out sessions in smaller groups were organized for the discussion of key strategic topics. To further maximize the time available for discussion, preview videos were used alongside written meeting materials as part of the meeting preparation process.

Supervisory Board meeting attendance overview

98%
Attendance rate

Name	Supervisory Board	Audit Committee	Remuneration Committee	Selection and Nomination Committee	Technology Committee	ESG Committee
Nils Andersen (Chair)	9/9	10/10	n/a	4/4	n/a	n/a
Terri Kelly (Vice Chair)	8/9	n/a	7/7	4/4	n/a	n/a
Birgit Conix	9/9	10/10	n/a	n/a	n/a	3/3
Mark Durcan	9/9	n/a	n/a	4/4	5/5	n/a
Warren East	9/9	10/10	n/a	4/4	5/5	n/a
Alexander Everke	9/9	n/a	7/7	n/a	n/a	3/3
Karien van Gennip[1]	7/7	n/a	4/4	n/a	n/a	2/2
Jack de Kreij	9/9	10/10	7/7	n/a	n/a	n/a
An Steegen	8/9	n/a	n/a	n/a	5/5	3/3
Annet Aris[1]	2/2	n/a	3/3	1/1	2/2	n/a

1. Attendance data are reported from each member's formal date of appointment through the formal end date of their appointment, as applicable. At the AGM held on 23 April 2025, Karien van Gennip was appointed to the Supervisory Board and joined the Remuneration Committee and the ESG Committee. Annet Aris stepped down per the same AGM.

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Composition and skills

The Supervisory Board determines the number of members required to perform its duties – the minimum being three members. The Supervisory Board currently consists of nine members. We attach great importance to our composition, independence and diversity, and strive to meet all the associated guidelines and requirements. To ensure an appropriate and balanced composition, we spend considerable time on an ongoing basis discussing our profile, composition and rotation schedule.

Independence

In order to properly perform our tasks, we consider it very important that our members are able to act critically and independently of one another, the Board of Management and other stakeholders. Our independence and that of our individual members is assessed on an annual basis. All current members of the Supervisory Board are fully independent – as defined by the Dutch Corporate Governance Code and under Nasdaq rules.

Diversity

The current composition of ASML's Supervisory Board is diverse in terms of gender, nationality, knowledge, experience and background, and has a suitable level of experience in the financial, economic, technological, social and legal aspects of international business.

Read more in Corporate governance – Other Board-related matters

Supervisory Board skills

Board member	General skills						ASML skills			
	(Former) Executive Board member of (listed) international company	Finance/ governance	Remuneration	Human resources /employee relations	IT/digital /cyber	ESG	Semiconductor ecosystem	Deep understanding of semiconductor technology	High-tech manufacturing/ integrated supply chain management	Business in Asia
Nils Andersen (Chair)	●	●	●	●		●			●	●
Terri Kelly (Vice Chair)	●		●	●		●			●	●
Birgit Conix	●	●		●	●	●			●	●
Mark Durcan	●	●	●	●		●	●	●	●	●
Warren East	●	●	●	●	●	●	●	●	●	●
Alexander Everke	●	●	●	●	●	●	●	●	●	●
Karien van Gennip	●	●	●	●	●	●				
Jack de Kreij	●	●	●	●	●	●	●			●
An Steegen	●			●	●	●	●	●	●	●

(Re)appointments in 2025

The appointment terms of Annet Aris and Birgit Conix expired at the 2025 AGM. Annet Aris did not stand for re-election after having served on the Supervisory Board for ten years. Karien van Gennip was appointed at the 2025 AGM for a four-year term. In addition, Birgit Conix was reappointed for a second term of four years.

Changes in composition in 2026

At the 2025 AGM, the Supervisory Board gave notice that the appointment terms of Terri Kelly, Alexander Everke and An Steegen would expire per the 2026 AGM.

The agenda and explanatory notes for the 2026 AGM will contain further information about the nominations for (re)appointment of candidates for the Supervisory Board.

Induction and training We have a comprehensive induction program in place for newly appointed members, designed to ensure they gain a good understanding of our business and strategy as well as the key risks we face. This includes meetings with other Supervisory Board and Board of Management members, a technology tutorial and detailed presentations by our business, operational and corporate sectors. A site visit and factory tour are also part of the program. In addition to these fixed elements, additional induction sessions may be planned depending on the wishes of the members concerned. As part of its continuing education, the Supervisory Board is provided with regular deep-dives on a variety of topics – both in plenary meetings and in the meetings of the Supervisory Board’s committees, as well as during dedicated educational sessions. During 2025, educational sessions were held on semiconductor industry trends, as well as on selected suppliers and customers. Furthermore, external speakers or advisers attended various meetings to provide outside-in views on topics such as technology developments, geopolitics and executive remuneration. The Supervisory Board also performed site visits, as described in more detail in other parts of this Supervisory Board report. The picture on the right relating to the opening of our new technical training academy in Phoenix was taken during such a site visit. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 98 Corporate governance Supervisory Board report Remuneration report Composition and skills (continued)

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Evaluation

We greatly value the structural and ongoing evaluation process as a means of ensuring continuous improvement in our ways of working. Each year, assisted by the Selection and Nomination Committee, we evaluate the composition, competence and functioning of the Supervisory Board and its committees, the relationship between the Supervisory Board and the Board of Management, its committees, its individual members and the chairs of both the Supervisory Board and its committees, the composition and functioning of the Board of Management and its individual members, and the education and training needs of the Supervisory Board and Board of Management members.

In principle, the Supervisory Board evaluation is performed once every three years with the support of an external adviser. In the other two years, we use a written questionnaire for self-assessment followed by one-to-one meetings between the Chair and individual members.

The 2025 evaluation of the Supervisory Board and its committees was facilitated internally. The process consisted of completion of an online survey, followed by interviews with all individual Supervisory Board members. The main evaluation themes were Supervisory Board composition, meetings and support, dynamics, strategic and risk oversight and priorities for change and outlook. The functioning of the SB Committees was also assessed, and a review was performed of the Chair's performance. The Board of Management members performed an upward review of the Supervisory Board.

Evaluation process 2025

1 Self-assessment	2 Process	3 Internal outreach	4 Feedback	5 Actions and follow-up
Supervisory Board and Selection and Nomination Committee agree on the scope and approach of the review.	The process focuses on the internal evaluation of the functioning of the Supervisory Board and its Committees.	The Supervisory Board and the Board of Management complete online surveys, which are followed by 1-1 sessions with individual Supervisory Board members.	The Supervisory Board and Board of Management consider the outcome of the evaluation, assessing the effectiveness of its practices and functioning.	New initiatives to improve the Supervisory Board's effectiveness are identified and actioned, becoming part of next year's evaluation process.

Evaluation themes				
	• SB composition • SB meetings and support	• SB dynamics (including with the BoM) • SB Chair	• SB committees • Strategic oversight	• Risk oversight • Change and forward outlook

The results of the Supervisory Board evaluation were discussed in a Supervisory Board-only session in early 2026. Also, a joint session between the Supervisory Board and the Board of Management session was held to reflect on the core findings. Finally, the Supervisory Board Chair conducted one-to-one meetings with individual Supervisory Board members to reflect on the functioning of the Supervisory Board and ways to further enhance it going forward.

The conclusion of the 2025 evaluation was that the Supervisory Board remains highly effective, with strong governance fundamentals, robust committee coverage, and a culture of trust, open dialogue, and constructive challenge, both within the Supervisory Board as well as with the Board of Management, that supports rigorous strategic and risk oversight. Key areas of improvement relate to agenda setting, sharpening pre-reads and continuous education (for example on AI, geopolitics, and markets). Succession planning for Supervisory Board and Board of Management was identified as a continuous focus point, alongside reviewing the Supervisory Board profile in order to further enhance capabilities in innovation, the semiconductor ecosystem, Asia experience and geopolitics. Another focus point was further expanding stakeholder engagement, with resulting insights integrated into strategy and risk agendas.

The Board of Management evaluated its own functioning in 2025, focusing on its role, responsibilities and performance collectively, and on the functioning of its individual members – as well as in light of the changes in the Board of Management that became effective at the 2024 AGM. This evaluation took place in offsite meetings throughout the year. Important aspects addressed include the Board of Management's strategic focus, stakeholder involvement, people and organization, Board dynamics and Board of Management organization.

The overall conclusion was that ASML continues to have a well-functioning Board of Management and that the focus on key strategic topics further increased over the last 12 to 18 months. The functioning of the Board of Management and its individual members was also discussed with the Supervisory Board and its Selection and Nomination Committee.

The Supervisory Board has five standing committees, with members appointed by the Supervisory Board from among its members. The full Supervisory Board remains responsible for all decisions including those prepared by its committees. The five committees of the Supervisory Board prepare and support the decision-making of the full Supervisory Board. In the plenary Supervisory Board meetings, the chairs of the committees report on the items discussed in the committee meetings. In addition, the meeting documents and minutes of the committee meetings are available to all Supervisory Board members, enabling the full Supervisory Board to make appropriate decisions. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 100 Corporate governance Supervisory Board report Remuneration report Supervisory Board committees Supervisory Board Audit Committee ESG Committee Remuneration Committee Selection and Nomination Committee Technology Committee Assisting in overseeing the integrity and quality of our financial reporting and the effectiveness of risk management and controls Overseeing the ESG sustainability strategy and performance aimed at sustainable, long- term value creation Overseeing the development and implementation of the remuneration policies, in cooperation with the Audit and Technology Committee Assisting with the preparation of the selection criteria and appointment procedures for the Supervisory Board and Board of Management Providing advice with respect to our technology plans required to execute the business strategy 4 4 4 4 3 Members Members Members Members Members Read more on page 101 > Read more on page 104 > Read more on page 115 > Read more on page 106 > Read more on page 108 >

The Audit Committee is provided with all relevant information to be able to adequately and efficiently supervise the preparation and disclosure of financial information. This includes information on the status and development of the semiconductor market, the application of EU-IFRS and US GAAP, the choice of accounting policies, and the work of the internal and external auditor. Main responsibilities Advising the Supervisory Board in relation to: • Overseeing the integrity and quality of ASML’s Financial statements and sustainability disclosures, and submitting proposals to ensure such integrity • Overseeing the accounting, financial and sustainability reporting processes and the audits of the Financial statements • Overseeing the effectiveness of our internal risk management and control systems, including compliance with the relevant legislation and regulations, and the effect of codes of conduct • Overseeing the integrity and effectiveness of our system of disclosure controls and procedures, and our system of internal controls over financial and sustainability reporting • Overseeing the external auditor’s qualifications, independence and performance, and determining its compensation • Overseeing the functioning of Internal Audit • Overseeing the financing strategy and cash-flow developments Recurring agenda topics • Financial update incl. financing policy • Review of the quarterly financial results and press release • Accounting and internal control • Risk, Business Assurance & Security • External audit • Internal audit • Disclosure Committee report • Legal matters report • Ethics and compliance Attendance In addition to the members of the Audit Committee, the external auditor and the internal auditor have a standing invitation for Audit Committee meetings and attended all such meetings in 2025. The CEO, CFO, Head of Finance, Head of Risk and Business Assurance & Security, Corporate Chief Accountant, Chief Legal Officer, and Head of Internal Audit are generally invited to the meetings. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 101 Corporate governance Supervisory Board report Remuneration report Supervisory Board committees (continued) Audit Committee The Audit Committee assists the Supervisory Board in overseeing the integrity and quality of our financial reporting and the effectiveness of the internal risk management and internal control systems. Members Jack de Kreij (Chair) Amidst geopolitical uncertainty and market volatility, we focused on disciplined risk management and resilience in support of ASML's long-term value creation.” Nils Andersen Birgit Conix Warren East The members of the Audit Committee are all independent members of the Supervisory Board. The Supervisory Board has determined that both Jack de Kreij and Birgit Conix qualify as Audit Committee financial experts pursuant to section 407 of the Sarbanes-Oxley Act and Dutch statutory rules, taking into consideration their extensive financial backgrounds and experience. Jack de Kreij Chair of the Audit Committee

Audit Committee meetings in 2025 The Audit Committee meets at least four times a year and always before the publication of the quarterly, half- year and annual financial results. In 2025, the Audit Committee held nine meetings. Financials In 2025, the Audit Committee focused, among other matters, on financial reporting – most particularly the review of ASML’s annual and interim reports, including the annual and interim Financial statements and the Sustainability statements. The Audit Committee also closely monitored the progress and discussed the outcomes of the year-end US GAAP and EU-IFRS audits. The quarterly results and the accompanying press releases were reviewed before publication. On a quarterly basis, the Audit Committee was provided with accounting updates by the Corporate Chief Accountant, highlighting the main accounting matters relevant for the quarter. A recurring item of focus of the Audit Committee in this regard is revenue recognition, as this is a complex accounting matter; identification of distinct performance obligations in volume purchase agreements has been identified as a key audit matter by the external auditor. Other important elements of the Audit Committee’s quarterly procedures included the discussion of the observations of the external auditor in relation to the accounting matters, as well as the report by the Disclosure Committee on the accuracy and completeness of the quarterly disclosures. Throughout the year, specific accounting topics were addressed in depth. Semi- annual in-depth balance sheet reviews were also performed. The operational and financial short- and long-term performance of ASML was discussed extensively, looking at various performance scenarios and their impact on ASML’s results and cash generation. Particular attention was paid to the developments in the semiconductor industry and those related to our customers, and the impact on ASML’s cash generation. Geopolitical challenges and in particular the potential impact of increasing export control restrictions and tariffs on ASML’s business was another topic of focus. The Audit Committee reviewed and provided the Supervisory Board with advice regarding the long-term financial plan, the financing of ASML and ASML’s cash- return policy. Topics specifically discussed included the execution of the share buyback program and the proposed final dividend payment in respect of the 2024 financial year and the interim dividends for the financial year 2025, which were approved by the Supervisory Board following recommendation by the Audit Committee. Attention was also paid to free cash flow, not only during the planned meetings but also in dedicated deep-dive sessions. Risk management and internal control Throughout 2025, the Audit Committee closely monitored risk management and the risk management process, including the timely follow-up of high-priority actions based on quarterly progress updates. Key focus areas of the Audit Committee included those risks showing an upward trend and merging risks. The Audit Committee also reviewed the functioning of the Risk, Business Assurance & Security function and provided recommendations to enhance the risk reporting to the Audit Committee and Supervisory Board. The Audit Committee oversaw the annual internal control process, with a focus on scoping, materiality levels, updates to the internal control framework, the testing of design and effectiveness, and management’s assessment of ASML’s internal control over financial reporting and disclosures. The observations made by Internal Audit and the external auditor on the design and effectiveness of internal controls were also discussed. The Audit Committee discussed the newly introduced best practice provision to include a risk management statement in the statutory annual report and reviewed the text of ASML’s risk management statement, related annual report disclosures, and its substantiation. Ethics, business integrity and compliance We recognize that acting with the highest standards of integrity is vitally important to value creation for our stakeholders and the long-term success of ASML. The Audit Committee received quarterly Legal & Compliance reports, which also cover Ethics and Business Integrity. During 2025, a dedicated deep dive session on ASML’s regulatory compliance program was held. This session was also attended by non-Audit Committee members of the Supervisory Board. An annual update on fraud and fraud risk management was provided. Internal audit At the end of 2024 the Audit Committee approved the annual Internal Audit plan 2025. During the year, the Audit Committee was kept updated on the progress of the internal audit activities on a quarterly basis, and reviewed the results of audits performed and the status of the follow-up on action plans. The Audit Committee also discussed the internal management letter and monitored follow-up by the Board of Management on the recommendations. In early 2025, the Audit Committee reviewed the internal audit charters. At the end of 2024, a new Head of Internal Audit was appointed by the Board of Management, effective February 1, 2025. Before making the appointment, a positive recommendation from the Audit Committee and approval of the Supervisory Board was obtained. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 102 Corporate governance Supervisory Board report Remuneration report Supervisory Board committees (continued)

External audit At the 2023 AGM, PricewaterhouseCoopers Accountants N.V. (‘PwC’) was appointed as the external auditor for the reporting year 2025. At the 2025 AGM, PwC was appointed as the external auditor to perform a limited assurance engagement and issue an assurance report on the Sustainability statements for the reporting years 2025 and 2026. In early 2025, the Audit Committee reviewed the 2025 external audit plan, including scoping, materiality level and fees. Following a positive recommendation from the Audit Committee, the Supervisory Board formally approved the 2025 external audit plan. The Audit Committee also approved the 2025 assurance plan related to sustainability reporting. Since 2025 was the first year in which PwC performed the financial audit and the sustainability assurance, the Audit Committee closely monitored the progress of the audit and assurance work, including review of the observations made throughout the year. The Audit Committee also oversaw the activities of PwC in the area of internal controls, which were discussed during a periodic internal control update. The Audit Committee evaluated the performance of the external auditor in early 2026. This included a review of its independence. Sustainability reporting The Audit Committee spent time discussing sustainability reporting in view of compliance with the ESRS. The Audit Committee also closely followed developments related to sustainability reporting requirements, including the EU Omnibus Regulation and the Quick Fix Delegated Act. Other topics Other topics discussed by the Audit Committee in 2025 included tax developments and their potential impact on ASML. The Audit Committee also performed a deep dive review of ASML’s security program and the progress made in the execution of the security roadmap. On a quarterly basis, the Audit Committee reviewed pending legal matters. The Audit Committee also performed an annual review and update of its Rules of Procedure. Following the in-person Audit Committee meetings, the internal and external auditor each meet with the Audit Committee without management present to discuss their views on the matters warranting the attention of the Audit Committee. This may include their relationship with the Audit Committee, the relationship with the Board of Management and any other matters deemed necessary to be discussed. The Audit Committee also held regular one-to-one meetings with the CFO. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 103 Corporate governance Supervisory Board report Remuneration report Supervisory Board committees (continued)

ESG Committee meetings The ESG Committee meets at least twice a year and more frequently when deemed necessary. Main responsibilities Assisting and advising the Supervisory Board in relation to its governance and oversight responsibilities related to: • The ESG sustainability strategy, including the various sub-themes of the ESG sustainability strategy and the associated double materiality assessment. • The integration of ESG in the company and the ESG sustainability strategy. • The periodic assessment and evaluation of ASML’s ESG sustainability performance and progress against its objectives. • The relationships as related to ESG matters and engagement with ASML’s stakeholders. • The (impact of) external ESG matters and developments relevant for ASML, and the general evolution of the ESG landscape. Recurring agenda topics • ESG strategy and performance • ESG governance • ESG compliance Attendance In addition to the ESG Committee members, the CEO, the CFO and the Head of ESG Sustainability have a standing invitation to attend ESG Committee meetings. Internal experts and external advisers may also be invited to attend when deemed necessary. Advisers do not have voting rights. ESG Committee meetings in 2025 In 2025, the ESG Committee held three meetings. Each meeting covered updates on the latest developments in the area of ESG and feedback from the relevant ESG benchmarks. Furthermore, the performance on the ESG KPIs and ESG-related targets in the long-term incentive (LTI) of the Board of Management and ASML’s senior management were discussed. Finally, ESG compliance remains a key focus area for every meeting. In each of the ESG Committee meetings, a deep dive review was performed of one of the topics included in ASML’s ESG sustainability strategy. One of the deep dive sessions centered around collaboration in the semiconductor industry. It covered why collaboration is needed on ESG sustainability and reviewed current initiatives, including the Semiconductor Climate Consortium and its 2025 priorities. Another deep dive review was performed on supply chain emissions in light of ASML’s ambition to become greenhouse gas neutral in the supply chain by 2030. Finally, a deep dive review was performed on I&D. In this deep dive the ESG Committee was updated on the progress of the three-year I&D program that started in 2024. The deep dive further touched on key focus areas and steps toward the further execution of the I&D strategy. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 104 Corporate governance Supervisory Board report Remuneration report Supervisory Board committees (continued) ESG Committee The ESG Committee advises the Supervisory Board in carrying out its governance and oversight responsibilities with regard to sustainability, environmental, social and governance matters. Members Birgit Conix (Chair) ASML continues to embrace ESG responsibly and pragmatically, safeguarding compliance with evolving regulations.” Alexander Everke An Steegen Karien van Gennip The ESG Committee may be supported by external experts as well as those from within ASML, who act as advisers on the subjects reviewed and discussed. Birgit Conix Chair of the ESG Committee

Supervisory activities in the area of ESG sustainability The overview on this page shows how the oversight of ESG matters by the Supervisory Board has been divided between the Supervisory Board and its sub-committees. The ESG Committee’s in-depth discussions on ESG and the subsequent reporting of the main points of these discussions to the full Supervisory Board are seen as very valuable, as they further strengthen the Supervisory Board’s oversight over ESG matters. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 105 Corporate governance Supervisory Board report Remuneration report Supervisory Board committees (continued) Supervisory activities in the area of ESG sustainability Supervisory Board Oversight of overall company strategy aimed at sustainable long-term value creation and company performance, including ESG aspects Audit Committee ESG Committee Remuneration Committee Selection and Nomination Committee Technology Committee Non-financial reporting, ESG internal controls and assurance Oversight of ESG strategy (execution) and performance ESG metrics as part of executive remuneration Corporate governance leadership development and succession including diversity Product and technology roadmap- related ESG matters/ programs (e.g. EUV energy efficiency)

Main responsibilities Advising the Supervisory Board in relation to: • Preparing the selection criteria and appointment procedures for members of the Supervisory Board and Board of Management, and the supervision of the Board of Management’s policy in relation to the selection and appointment criteria for senior management. • Periodically evaluating the scope and composition of the Board of Management and the Supervisory Board, and proposing the profile of the Supervisory Board. • Periodically evaluating the functioning of the Board of Management and the Supervisory Board, and their individual members. • Preparing the Supervisory Board’s decisions for appointing and reappointing members of the Board of Management and proposing (re)appointments of members of the Supervisory Board. • Drawing up a plan for the succession of the members of the Board of Management and the Supervisory Board. • Monitoring and discussing developments in corporate governance. Selection and Nomination Committee meetings in 2025 The Selection and Nomination Committee meets at least once a year and more frequently when deemed necessary. In 2025, the Committee held four meetings. Recurring agenda topics • Role, composition and functioning of the Board of Management • Role, composition and functioning of the Supervisory Board • Corporate governance Attendance In addition to its members, the CEO and the EVP HR&O are regularly invited to attend (parts of) its meetings. An external adviser is also invited to attend the meetings when deemed necessary. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 106 Corporate governance Supervisory Board report Remuneration report Supervisory Board committees (continued) Selection and Nomination Committee The Selection and Nomination Committee assists the Supervisory Board in relation to its responsibilities regarding the composition and functioning of the Supervisory Board and the Board of Management, and the monitoring of corporate governance developments. Members Nils Andersen (Chair) This year we prioritized leadership continuity and an enhanced board composition by adding Marco Pieters as CTO, with his intended appointment to the Board of Management in 2026.” Warren East Mark Durcan Terri Kelly Each member is an independent member of our Supervisory Board, in accordance with the Nasdaq Listing Rules. Nils Andersen Chair of the Selection and Nomination Committee

Composition, role and responsibilities of the Board of Management In 2025, the Selection and Nomination Committee focused on ASML’s governance, its functioning and the composition of the Board of Management. Per the 2026 AGM, the terms of the positions of the CFO and COO would come to an end. After careful considerations on the approach, timing and composition, the Selection and Nomination Committee acknowledged it to be in ASML’s best interests to re-appoint Roger Dassen for a new four-year term and to re-appoint Frédéric Schneider- Maunoury for a two-year term. In addition, after thorough deliberations with the Board of Management, there was a desire to appoint a new CTO to enhance the Board of Management profile, optimizing the roles and responsibilities. Technology plays a vital role within ASML and its future and adding such function to the Board of Management is important for our continued focus driving technology forward. Marco Pieters has been appointed as ASML CTO by the Board of Management and the Supervisory Board intends to appoint CTO Marco Pieters to the Board of Management at the 2026 AGM. The Selection and Nomination Committee furthermore devoted significant time to evaluate the leadership structure implemented in the previous year and can conclude that the process has been successful. As the Selection and Nomination Committee, we are confident that ASML will continue to lead the global lithography market. The current and envisaged Board of Management is well positioned to sharpen our responsiveness to customer needs and to consistently deliver high-performance products and services. The Supervisory Board also regularly discussed succession planning with respect to the Board of Management, safeguarding ASML’s leadership for the future. Composition, role and responsibilities of the Supervisory Board This year, the Selection and Nomination Committee spent a time discussing the Supervisory Board’s composition, profile and rotation schedule, particularly the appointment and reappointment of Supervisory Board members to fill vacancies both in the short and longer term. The Supervisory Board profile, as last amended in 2024, was assessed during the evaluation of the Supervisory Board. In early 2025, the Selection and Nomination Committee advised the Supervisory Board on the nominations for the appointment of Karien van Gennip and reappointment of Birgit Conix. Birgit Conix was reappointed by the General Meeting for a consecutive term, in line with the nomination made by the Supervisory Board. Annet Aris' term ended per the date of the 2025 AGM. The Selection and Nomination Committee also discussed changes to the composition of the Supervisory Board effective per the 2026 AGM. Per this date, the terms of Terri Kelly, Alexander Everke and An Steegen will expire. The agenda and explanatory notes for the 2026 AGM will contain further information about the nominations for the (re)appointment of candidates for the Supervisory Board. Changes to Supervisory Board committees in 2025 The Selection and Nomination Committee also discussed the composition of the Supervisory Board committees. As per the 2025 AGM, several changes were made due to the retirement of Annet Aris and the appointment of Karien van Gennip. Read more in Corporate governance – Supervisory Board report – Composition and skills Annual evaluation Furthermore, the Selection and Nomination Committee spent a considerable amount of time preparing the 2025 self-evaluation of the Supervisory Board. The self- evaluation was performed in Q4 and the results were subsequently discussed with the Supervisory Board. More information about the evaluation process and outcome can be found in the dedicated section on evaluation in this Supervisory Board report. Read more in Corporate governance – Supervisory Board report – Evaluation Corporate governance As part of its responsibility to monitor corporate governance developments, the Selection and Nomination Committee discussed developments in the area of corporate governance in general, including the developments related to the Dutch Corporate Governance Code, the corporate governance aspects of (emerging) legal requirements related to ESG, and matters of interest to investors and shareholder organizations. The implementation of the Risk Management Statement, as required by the revised 2025 Corporate Governance Code, was primarily addressed and discussed in the Audit Committee. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 107 Corporate governance Supervisory Board report Remuneration report Supervisory Board committees (continued)

Technology Committee meetings in 2025 In general, the Technology Committee meets at least twice a year and more frequently when deemed necessary. In 2025, the Technology Committee held five meetings. Main responsibilities Assisting and advising the Supervisory Board in relation to: • Advising on technology trends, the study of potential alternative strategies, the technology strategy, product roadmaps, required technical resources and operational performance in research and development (R&D). • Making recommendations to the Supervisory Board on technology-related projects with respect to ASML’s competitive position. • Discussing the technology targets set to measure short- and long-term performance and related achievements, and advising the Remuneration Committee on this topic. Recurring agenda topics • Status of individual technology targets • Setting mid- and long-term technology-related targets • Technical strategy review of the business Attendance In addition to the Technology Committee members, the Committee’s external and internal advisers regularly attended its meetings. Advisers do not have voting rights. Review of technology programs As in previous years, the Technology Committee’s primary focus in 2025 was on the review of the execution and implementation of technology programs and roadmaps in EUV 0.55 NA, EUV 0.33 NA, DUV, metrology and inspection systems, and computational lithography. In this respect, the key challenges and opportunities, from a business perspective as well as from a technology standpoint, were reviewed and discussed in depth. During each meeting the Technology Committee also discussed the progress made on the technology targets included in the Technology Leadership Index, a performance measure for the short-term and long-term variable remuneration of the Board of Management. At the beginning of the year, in a meeting especially planned for this purpose, the Technology Committee discussed the final achievements on the technology targets. In the same meeting, new technology targets were set for the new performance period. The Technology Committee subsequently provided advice to the Remuneration Committee and the Supervisory Board. The meeting in Q1 was dedicated to the achievements within metrology and inspection systems, and computational lithography. The Technology Committee was presented with a recap of the achievements in 2024, the strategic priorities, the execution challenges, the competitive landscape and the opportunities in that respect – and the growth projection toward 2030, looking at the strategic focus areas within the metrology and inspection systems, and computational lithography landscape. In addition, updates were provided on computational lithography, optical metrology and e-beam metrology, and how the holistic lithography approach can further improve performance for our customers. In Q2, the main focus of the meeting was on the Development & Engineering domain of ASML, including its Research and System Engineering departments. The Technology Committee was informed on how these departments play a pivotal role in the innovation process and how they work together on technological developments within ASML. Furthermore, the departments provided an in-depth view on their portfolio and internal organization structure. Also, the Corporate Intellectual Property department provided an insight into value models and strategy principles. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 108 Corporate governance Supervisory Board report Remuneration report Supervisory Board committees (continued) Technology Committee The Technology Committee advises the Supervisory Board with respect to the technology plans required to execute our business strategy. Members Mark Durcan (Chair) In Q4 2025, the Technology Committee visited ASML's facility in San Diego, US.” Warren East An Steegen The Technology Committee is supported by external experts and those from within ASML, who act as advisers on the subjects reviewed and discussed. External experts may include representatives of customers, suppliers and partners – increasing the Committee’s understanding of the technology and research required to develop our leading-edge systems. Mark Durcan Chair of the Technology Committee

The Q3 meeting was fully dedicated to the DUV business. Special attention was paid to the overall strategy, market developments and positioning and the technology roadmap – with special attention paid to the customer’s perspective. In Q4, the Technology Committee visited ASML’s facility in San Diego, US. During this two-day meeting, the Technology Committee primarily focused on the achievements and challenges in ASML’s EUV 0.55 NA and EUV 0.33 NA segments, as well as on the contributions of the site in San Diego to ASML’s overall technology and manufacturing network. On the first day, the Technology Committee was led through the product roadmaps for both EUV 0.55 NA and EUV 0.33 NA, the related programs focusing on the cost of technology, and the achievements on overall productivity. The second day of the visit to San Diego was focused on providing insight on the history of the site and the special position Cymer holds in the ASML ecosystem. Furthermore, the developments and achievements of the San Diego site in both DUV and EUV technology were discussed – and the Technology Committee was provided with a tour through the cleanroom at the San Diego facility. The Technology Committee’s in-depth technology discussions and the subsequent reporting of the main points to the full Supervisory Board increases the Supervisory Board’s understanding of our technology requirements. It also enables the Supervisory Board to adequately supervise the strategic choices we face, including our investment in R&D. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 109 Corporate governance Supervisory Board report Remuneration report Supervisory Board committees (continued) Spotlight: Visit to San Diego – US Q&A with Patrick O’Keeffe CEO Cymer Q: What was your key objective for the Technology Committee visit? Patrick O’Keeffe: Together, we set out to show the Technology Committee what we do in San Diego, the lithography light source center of excellence for ASML and how it all came about. Q: What topics did you discuss with the Technology Committee? Patrick O’Keeffe: We shared an overview of our people, products, and programs; updated the Technology Committee on the business, and explained how Cymer operates independently from ASML yet remains closely connected in our work. Q: What stands out to you when you look back on the visit? Patrick O’Keeffe: It was very valuable to interact with the Technology Committee during their visit to ASML’s San Diego site and to exchange perspectives on the important work that we are doing and on how Cymer contributes to ASML’s overall technology and manufacturing network.

The Financial statements of ASML for the financial year 2025, as prepared by the Board of Management, have been audited by PwC. The auditor’s report can be found in the section Other information. All members of the Board of Management and the Supervisory Board have signed the 2025 Financial statements as prepared in accordance with Dutch law and EU-IFRS. We recommend to shareholders that they adopt the 2025 Financial statements as prepared in accordance with Dutch law and EU-IFRS.We also recommend that our shareholders adopt the Board of Management’s proposal to make a final dividend payment of €2.70 per ordinary share. Together with the interim dividends paid in respect of the 2025 financial year, which add up to €4.80 per ordinary share, this leads to a total dividend of €7.50 per ordinary share for the year 2025. Finally, we would like to extend a word of thanks to the Board of Management and all ASML employees for their continued commitment and hard work during this dynamic year. The Supervisory Board: Nils Andersen, Chair Terri Kelly, Vice Chair Birgit Conix Mark Durcan Warren East Alexander Everke Karien van Gennip Jack de Kreij An Steegen Veldhoven, February 25, 2026 STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual report 2025 110 Corporate governance Supervisory Board report Remuneration report Financial statements and profit allocation

Chair of the Remuneration Committee, Terri Kelly, outlines the work carried out in the past year to ensure that the company’s remuneration policies continue to be competitive and aligned with strategy, while taking into consideration the views of stakeholders. Q What were the main achievements of the Remuneration Committee in 2025? Our most significant workstream was finalizing the update of the Board of Management Remuneration Policy. Besides several updates, we further enhanced both the short- (STI) and long-term (LTI) incentives, and it was gratifying to see these gain shareholders’ approval at the 2025 AGM. The new policy enables us to select performance measures that are even more closely aligned with our strategy. For example, ASML has further sharpened its focus on customer orientation, and in addition, we now also use strategic orientation performance measures linked to our key business priorities. This enables a strong linkage between our performance measures and effective execution as to our customers need, how well we are meeting those needs, and how we can do even better. Another example is the decision to consider operational priorities – enterprise resource planning (ERP) implementation, supply chain enhancements, productivity and so on – in the STI, leaving the Technology Leadership Index, with its long-term perspective, more focused on the LTI. In addition, we diligently reviewed the fee structure for the Supervisory Board. Looking at our AEX peers as a primary reference point, we decided that there was a need to increase fees for the Supervisory Board. This change is well-aligned with our policy and will help make sure we are able to attract and retain talented Supervisory Board members – it also acknowledges the increased level of complexity and time commitment in supervising the (execution of the) strategy and the performance of ASML, while at the same time taking into consideration the societal context. Q Could you reflect on the outcomes for the STI and LTI this year? The business has performed well and this is reflected in the payouts for both incentive plans. For the STI, performance was between target and stretch for Customer Orientation and Strategic Orientation and beyond stretch for EBIT Margin %, resulting in an overall pay-out of 142.5% of target. For the LTI 2023–2025 series, ASML exceeded target on all performance measures – Relative Total Shareholder Return (rTSR), Cash Conversion Rate, Technology Leadership Index and ESG. The overall LTI result is a vesting of 137.4% of target. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 111 Corporate governance Supervisory Board report Remuneration report In conversation with Terri Kelly Chair of the Remuneration Committee A key challenge is to balance external competitiveness with internal and societal fairness.” Terri Kelly Chair of the Remuneration Committee

Q How did you engage with stakeholders while developing the new policy for the Board of Management? A key aspect of our work in the months leading up to the AGM involved extensive outreach to ASML’s stakeholders. As executive remuneration is a sensitive topic, particularly locally, we engaged with policy advisers, the Works Council, various shareholders and shareholder interest organizations to explain the proposed changes and our rationale behind them, and to obtain stakeholder input. The entire stakeholder engagement process was enormously helpful and led to a number of changes to our initial proposals. This helped build mutual respect and goodwill because it underlined our commitment to listen and to take on board the views of stakeholders. Of course, seeking the views of stakeholders is not only important when we’re working through a policy update. We maintain regular and ongoing dialogue to better understand questions and potential concerns as they arise and fine-tune our performance measures accordingly. Q What role does the Remuneration Committee play in attracting and retaining the right talent on the Board of Management? One of the key challenges for the Remuneration Committee is to balance external competitiveness with internal and societal fairness. Only taking input from our global peer group could lead to a much more financially aggressive approach, particularly regarding the LTI. Our aim is to provide a remuneration package that is competitive in the relevant labor market, while at the same time being aware of societal trends and perceptions. It’s a tough but vital balance to strike – we do not want to contribute to the escalation that can happen when everyone takes part in a race to the top. Board of Management members also acknowledge this sensitivity, and the need to take into account societal trends and perceptions as we establish our pay practices. While we strive to be as competitive as possible, we also recognize that remuneration is not the only factor that attracts and retains talent at ASML. The chance to make a real difference to the world of innovation and impact to society as a whole is also a relevant element. Q How is remuneration of the Board of Management linked to pay for the broader ASML workforce? It is important to understand that although our Remuneration Policy only directly impacts a small group, there is alignment between the performance measures and target levels set for the Board of Management and the broader ASML workforce. We also look at the pay progression across the broader organization to ensure there is fairness and alignment in our pay practices. In this way, there is consistency as people move through the levels from senior management to the Board of Management and a steady progression. So although our main role is to look at matters at the top executive level, our engagement with the Works Council has included discussions on pay grades below the Board of Management and how these align with the Board of Management. Q What were the key findings of the societal benchmark that was recently carried out? Working in close collaboration with the Works Council, the Remuneration Committee recently performed an updated societal benchmark analysis. This serves as additional consideration in assessing societal support regarding the remuneration policies. We updated the list of benchmark organizations, but given the disparate types of institutions and the nature of the work, it is only useful to look at the relative pay progression across the group. The outcome of the 2025 study was that the Board of Management’s and Supervisory Board’s pay progression positions within the range of the societal benchmark group, while the pay progression of the lowest and average pay grades exceeded the higher end of the range. Q How did you deal with the inclusion and diversity performance measures following the issuance of the US Executive Order, given the differences between the US and Europe? At ASML, we remain fully committed to fostering inclusion and diversity throughout our organization. In order to comply with legal requirements in various regions, particularly in the US where there are restrictions affecting US federal contractors, we have made certain adjustments to our performance measures. Importantly, in the Netherlands, we are legally required to set specific gender diversity targets for the Board of Management and senior leadership. Q Could you reflect on the change to the Committee’s composition in 2025? With Annet Aris stepping down at the 2025 AGM, we lost a long-term and knowledgeable contributor. Through two terms on the Committee, Annet was a key contributor to our work and I would like to thank her for her skills and enthusiasm. We were very pleased with the appointment of Karien van Gennip as Annet’s successor. In the months since her appointment at the AGM, Karien has brought great expertise to our processes, together with an understanding of the social context at a local level. Q Looking ahead, what is the focus for 2026? The next 12 months will be a time when we will concentrate on getting the most out of the current policies. As always, we will be keen to challenge ourselves and make sure that we have incentives in place that make the most sense, that drive the right behaviors and deliver performance. Hereby, taking account alignment with our strategy, external developments and supporting sustainable long-term value creation. Finally, close collaboration with the Board of Management has long been a hallmark of how we operate – and I look forward to this continuing in the months and years ahead. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 112 Corporate governance Supervisory Board report Remuneration report In conversation with Terri Kelly (continued) Chair of the Remuneration Committee

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Board of Management remuneration at a glance

Remuneration is one of the key tools to motivate the right talent to continue to achieve our technology roadmap and business priorities

Our remuneration principles for performance support long-term success and sustainable value

Competitiveness	Our remuneration structure and levels intend to be competitive in the relevant labor market, while at the same time taking into account societal trends and perceptions.
Alignment	Our Remuneration Policy is aligned with the short-term and long-term incentive policies for ASML senior management and other ASML employees and takes into account internal relativities.
Long-term orientation	Our Remuneration Policy and incentives focus on sustainable and long-term value creation.
Compliance	Our Remuneration Policy is intended to comply with the principles of good corporate governance.
Simplicity and transparency	Our Remuneration Policy and its execution are as simple as possible and easily understandable to all stakeholders.

How we performed in 2025

Financial (based on US GAAP)

€32.7bn
Total sales
(2024: €28.3bn)

€17.3bn
Gross profit
(2024: €14.5bn)

€11.3bn
Income from operations
(2024: €9.0bn)

€12.7bn
Net cash provided by operating activities
(2024: €11.2bn)

€24.73
Earnings per share
(2024: €19.25)

€13.3bn
Cash and cash equivalents and short-term investments at year end
(2024: €12.7bn)

Non-financial

8.4
Technology Leadership Index score
(2024: 8.0)

78.9%
Employee engagement score (three-year rolling average)
(2024: 78.9%)

Linking remuneration to purpose and strategy

Purpose → Strategy → Incentive measures → Pay for performance

Purpose: Unlocking the potential of people and society by pushing technology to new limits

Strategy:
- Deepen customer trust
- Extend our technology and holistic product leadership
- Strengthen ecosystem relationships
- Create an exceptional workplace
- Drive operational excellence
- Deliver on ESG sustainability

Incentive measures:
- Strategic orientation
- Financial measures
- Customer orientation
- Technology leadership
- ESG measures

Pay for performance: Remuneration outcomes

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Remuneration at a glance (continued)

We aim to align the total remuneration for our Board of Management to our business strategy through a combination of fixed pay and short- and long-term incentives, underpinned by stretching targets.

€24.3m
Total remuneration

142.5%
STI pay-out (% of target)

137.4%
LTI pay-out (% of target)

46:1
CEO vs. average per FTE

Total remuneration 2025 (€'000s)

Christophe D. Fouquet
7,021

Frédéric J.M. Schneider-Maunoury
4,366

Roger J.M. Dassen
4,350

Wayne R. Allan
4,463

James (Jim) P. Koonmen
4,083

Remuneration summary (€'000s)


Target 1,125 253 1,688 2,280
Actual 1,125 253 2,405 3,238
Target 784 230 862 1,600
Actual 784 230 1,229 2,123
Target 784 214 862 1,600
Actual 784 214 1,229 2,123
Target 784 327 862 1,600
Actual 784 327 1,229 2,123
Target 757 445 832 1,034
Actual 757 445 1,186 1,695
Base salary
Pension and other benefits
STI
LTI

Stakeholder engagement in 2025

During 2025, we consulted with our large shareholders and other stakeholders, as well as with our Board of Management. Engagements took mainly place prior to the 2025 AGM.

Shareholders

Number of organizations met	9
Number of meetings	12
Percentage of issued share capital owned[1]	20.5%

Shareholders representatives and proxy advisers

Number of organizations met	3
Number of meetings	6

Works Council

Number of organizations met	1
Number of meetings	>5

1. Average based on the issued share capital and share positions at the time of the AGM record date, March 26, 2025.

Main responsibilities Advising the Supervisory Board in relation to: • Overseeing the development and implementation of the Remuneration Policy for the Board of Management and preparing the Supervisory Board Remuneration Policy. • Reviewing and proposing to the Supervisory Board corporate goals and objectives relevant to the variable part of the Board of Management’s remuneration. • Carrying out scenario analyses of the possible financial outcomes on the variable remuneration of meeting these goals, as well as exceeding these goals, before proposing these corporate goals and objectives to the Supervisory Board for approval. • Evaluating the performance of the members of the Board of Management in view of those goals and objectives and – based on this evaluation – recommending to the Supervisory Board appropriate compensation levels for the members of the Board of Management. • Staying apprised of external pay practices and the effectiveness of our Remuneration Policy and performance measures in attracting and retaining top talent. Recurring agenda topics • Remuneration of the Board of Management • Remuneration of the Supervisory Board • Setting performance measures and targets for short- and long-term incentives and monitoring progress • Monitoring market developments Attendance Alongside the Remuneration Committee members, the Committee invites the EVP HR&O and the Vice President Global Rewards to participate in its meetings, while the CEO and CFO are asked to join as needed for specific topics. The Remuneration Committee’s external adviser is also invited to attend the Remuneration Committee meetings when deemed necessary. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 115 Corporate governance Supervisory Board report Remuneration report Remuneration Committee Remuneration Committee The Remuneration Committee advises the Supervisory Board and prepares the Supervisory Board’s resolutions with respect to the remuneration of the Board of Management and the Supervisory Board. Members Terri Kelly (Chair) The updated policy further enables the Committee to select performance measures to drive sustainable long-term value creation.” Karien van Gennip Alexander Everke Jack de Kreij Each member is an independent, non-executive member of our Supervisory Board in accordance with the Rules of procedure of the Remuneration Committee. Ms. Kelly is neither a former member of our Board of Management, nor a member of the management board of another listed company. Currently, no member of the Remuneration Committee is a member of the management board of another Dutch listed company.Terri Kelly Chair of the Remuneration Committee

Remuneration of the Board of Management In Q1 2025, the Remuneration Committee, supported by an external advisor, finalized its extensive review of the Remuneration Policy for the Board of Management. Hereby, the Remuneration Committee’s challenge was to balance external competitiveness with internal and societal fairness. Prior to the submission of the proposed Remuneration Policy to the General Meeting, the Remuneration Committee engaged extensively with various stakeholders to obtain their perspectives – this included ASML’s shareholders, shareholder interest organizations, proxy advisors and the Works Council. For more information about the stakeholder feedback, reference is made to the 2025 AGM page on our website. On April 23, 2025, the Supervisory Board, upon recommendation of the Remuneration Committee, proposed to the General Meeting to amend the Remuneration Policy of the Board of Management. The new Remuneration Policy for the Board of Management was adopted with 91.43% support at the 2025 AGM. An overview of the 2025 Remuneration Policy, including the implementation thereof in 2025, can be found in this Remuneration Report. Staying true to ASML’s commitment to fostering an inclusive workplace where everyone can thrive while respecting laws and regulations wherever we do business, the Supervisory Board, upon advice from the Remuneration Committee, following the US executive order 141731, decided to modify the running LTI plans for the Board of Management, in line with the modifications made for other senior and executive management. For members of the Board of Management outside the US, gender diversity performance measures are calculated excluding US employees. For the Board of Management member based in the US, such performance measures are omitted and an increased weighting is applied on the Employee engagement and Inclusion score. For more information in this regard, reference is made to the Board of Management – LTI paragraph of this Remuneration Report. The Remuneration Committee made recommendations to the Supervisory Board concerning the total remuneration package of the Board of Management. The Remuneration Committee proposed 2025 targets for the Board of Management’s variable remuneration to the Supervisory Board. During the year, the Remuneration Committee closely monitored the Board of Management’s performance, providing recommendations to the Supervisory Board regarding the achievement of the 2025 targets and related compensation levels for the Board of Management members. In proposing and evaluating the Board of Management’s performance in relation to the corporate goals and objectives for the variable remuneration of the Board of Management members, the Remuneration Committee closely cooperates with the Audit Committee, the ESG Committee and the Technology Committee. In line with the 2025 Remuneration Policy for the Board of Management and following the Remuneration Committee’s recommendation, the Supervisory Board approved a 4% increase to base salaries for all Board of Management members. The on-target levels for the STI 2026 for all Board of Management members remain unchanged. For the LTI 2026-2028, the on-target levels are increased to 300% for the President and CEO, 275% for the CFO and 250% for the other Board of Management members. The CFO position has evolved beyond traditional finance topics towards a broader strategic role. Hence, it was decided to differentiate the on-target LTI level for this role compared to other Board of Management members. The Remuneration Committee has taken note of the views of the individual members of the Board of Management with regard to the amount and structure of their remuneration. The shareholding positions of the Board of Management members were reviewed by the Remuneration Committee in order to assess compliance with the updated share ownership guideline as included in the Remuneration Policy for the Board of Management. The Remuneration Committee engaged the external auditor to perform certain agreed-upon procedures regarding the reported performance by the Board of Management on the STI Plan 2025 and LTI Plan 2023-2025. The Remuneration Committee also prepared the Remuneration Report, which details the remuneration of members of the Supervisory Board and the Board of Management. Transparency around remuneration continues to be a topic of focus for the Remuneration Committee and in 2025 we made further efforts to improve the transparency and readability of the Remuneration Report. For example, we integrated the overview of the 2025 Remuneration Policy with the disclosure on how we implemented the Remuneration Policy in 2025. Remuneration of the Supervisory Board Within the Supervisory Board Remuneration Policy 2023 framework, the Remuneration Committee reviewed the Supervisory Board fee structure and levels in accordance with the bi-annual benchmark of the Supervisory Board remuneration. Following this review, the Supervisory Board proposed to the 2025 AGM to increase base membership and committee fees and remove the fixed-expense allowance. The new Supervisory Board fee structure and levels were adopted with 98.17% support at the 2025 AGM. An overview of the Supervisory Board 2025 fee structure and levels, can be found in this Remuneration Report. Societal benchmark In the context of the changes to the Board of Management and Supervisory Board remuneration policies in 2022 and 2023 respectively, the Works Council raised the topic of societal support regarding executive remuneration. To follow up on this topic, a societal benchmark analysis was conducted in 2023 by a delegation of the Remuneration Committee working in close collaboration with the Works Council, supported by the Remuneration Committee’s external adviser. The outcome of the 2023 societal benchmark (consisting of companies of social relevance in the Netherlands and that have comparable and consistent remuneration disclosure) was that, overall, ASML’s relative pay progression is well aligned to the societal benchmark group. In 2025, following the changes to the Board of Management’s and Supervisory Board’s remuneration and in line with ASML’s intention to perform this societal benchmark periodically going forward, to serve as additional consideration in assessing societal support, the Remuneration Committee – working in close collaboration with the Works Council – performed an updated societal benchmark analysis. The outcome of the 2025 societal benchmark was that the Board of Management’s and Supervisory Board’s pay progression positions within the range of the societal benchmark group, while the pay progression of ASML’s lowest and average pay grades outpaced that of the benchmark group. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 116 Corporate governance Supervisory Board report Remuneration report Remuneration Committee (continued) 1. ASML presents in this Annual Report its diversity and inclusion policies and targets for, and progress on achieving, gender diversity as required by Dutch law and its Diversity and Inclusion Policy adopted by the BoM pursuant to requirements of Dutch law. The US executive order 14173 (EO) titled, “Ending Illegal Discrimination and Restoring Merit-Based Opportunity”, took effect on April 21, 2025. Our diversity targets and key performance indicators (KPIs) do not apply to ASML’s US operations or employees. In addition, certain programs and initiatives do not apply to ASML’s US employees to the extent they would conflict with the EO or other applicable law, regulation or orders. The comparative data (including baselines figures) reported herein capture ASML’s employees worldwide.

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Board of Management remuneration

In this section of the Remuneration report, we provide an overview of the Remuneration Policy for the Board of Management, which was adopted by the General Meeting on April 23, 2025 and has been applicable as of January 1, 2025. It also contains information about the high level implementation of the Policy for 2025. The full Policy can be found in the Governance section of our website.

Remuneration as a strategic instrument

The Remuneration Policy supports the strategy, long-term interests, and sustainability of the Company – as well as ASML's challenge to drive technology, serve our customers and aim to satisfy our stakeholders is core to the Remuneration Policy.

The Supervisory Board ensures that the Policy and its implementation is aligned to our strategic priorities. This is achieved through setting performance measures and targets with respect to variable remuneration that are linked to our short-and long-term ambitions.

The Policy enables ASML to attract, motivate and retain qualified (industry) professionals to define and achieve our strategic goals. This is reflected by determining a remuneration structure and remuneration levels that intend to be competitive in the relevant labor market, while at the same time being aware of societal trends and perceptions. Therefore, the Policy acknowledges the internal and external context as well as our business needs and sustainable long-term strategy, encouraging behavior focused on sustainable long-term value creation and the long-term interest and sustainability of the Company – while intending to comply with the principles of good corporate governance.

Remuneration as a strategic instrument

The Remuneration Committee engages extensively with various stakeholders to obtain their perspectives when formulating the various elements of the Remuneration Policy.

These stakeholders include ASML's shareholders, shareholder interest organizations, proxy advisors and the Works Council of ASML Netherlands B.V.

The Remuneration Policy is built on the following principles:

Competitiveness

The remuneration structure and levels intend to be competitive in the relevant labor market while taking into account societal trends and perceptions

Alignment

The Remuneration Policy is aligned with the short-term and long-term incentive policy for ASML senior management and other ASML employees, taking into account internal relativities

Long-term orientation

The Remuneration Policy focuses on sustainable long-term value creation, and incentives aligned accordingly

Compliance

The Remuneration Policy is intended to comply with the principles of good corporate governance

Simplicity and transparency

The Remuneration Policy and its execution are as simple as possible and easily understandable to all stakeholders

Reference group and market positioning

Link to strategy / rationale

A remuneration package for the Board of Management that is competitive compared to the relevant labor market, with the aim to attract, retain and motivate talent in all of its diverse markets.

2025 Policy

- A reference group is created to define the relevant labor market and consists of companies comparable to ASML in terms of size and complexity, industry or business profile, data transparency and geographical area, where members of the Board of Management could be recruited to and from.
- The median market level may serve as a reference in determining the level of remuneration for the Board of Management
- A comprehensive market benchmark of the Board of Management remuneration is typically conducted every two years.
- To ensure the reference group remains appropriate, the Supervisory Board reviews the composition of the reference group prior to each comprehensive market benchmark.

2025 Implementation

Reference group composition (as defined for 2025)

European companies with focus on long-term technology / industrial engineering / R&D	ABB Airbus Dassault Systèmes Medtronic	Novartis Philips Roche Safran	SAP Siemens Schneider Electric
Semiconductor manufacturing / design companies	Broadcom Intel Micron Technology	Qualcomm STMicroelectronics Infineon Technologies	NXP Semiconductors
Semiconductor equipment	Applied Materials	KLA Corporation	Lam Research

The 2025 remuneration for all Board of Management members, positions below the median level of the reference group.

CEO Other BoM members Link to strategy / rationale 2025 Policy 2025 Implementation Attract, motivate and retain qualified industry professionals for the Board of Management in order to define and achieve strategic goals. The base salary constitutes the main fixed element of the remuneration package and is derived from, among others, the market benchmark as well as the aimed TDC positioning. Base salaries are reviewed annually by the Supervisory Board. Increased with 4% compared to 2024, leading to the following base salaries for 2025: Link to strategy / rationale Ensure a balanced focus on both financial and non-financial performance of ASML in the short term, fueling long-term success. 2025 Policy STI refers to the annual, performance-based cash incentive. The STI target level is set at a maximum of 150% of base salary. Threshold performance will result in a pay- out of 50% of STI target level. Maximum (or higher) performance will result in a capped pay-out of 150% of STI target level. Below threshold performance, there is no pay-out. STI performance measure weighting Weight Financial measures 60-80% Non-financial measures 20-40% 2025 Implementation STI target levels 150% 110% STI performance measure weighting Weight Financial measures 60% Non-financial measures 40% A detailed breakdown of the STI 2025 pay- out levels can be found in section ‘Short- term incentive 2025’ of this report. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 118 Corporate governance Supervisory Board report Remuneration report Board of Management remuneration (continued) Key elements of the 2025 Remuneration Policy for the Board of Management Base salary Short-term incentive (STI) Long-term incentive (LTI) Retirement and other benefits Total remuneration Total direct compensation (TDC) Short-term incentive (STI) Base salary Base salaries 2025 CEO €1,125,100 Other BoM member* €784,000 *$849,323 for J.P. Koonmen. We refer to the ‘Total remuneration Board of Management’ table in this regard. 60-80% 20-40% 40% 60%

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Board of Management remuneration (continued)

Long-term incentive (LTI)

Link to strategy / rationale

Contribute to our long-term interests, using performance measures which balance the interest of our investors, the financial success of ASML and the continuation of technological advancement, while taking into account the environmental, social and governance aspects of the company.

2025 Policy

The LTI refers to a performance and share-based incentive, based on which performance shares are conditionally granted on an annual basis. The LTI target level is set at a maximum of 350% of base salary (450% in business-critical situations). Shares will become unconditional depending on the achievement of predetermined performance targets during a three-year period, after which a two-year holding period applies. Threshold performance will result in a vesting of around 37.5% of LTI target level (depending on applicable Relative TSR weighting). Maximum (or higher) performance will result in a capped vesting of 200% of LTI target level. Below threshold performance, there is no vesting.

LTI performance measure weighting


20-40%
20-30%
30-50%

	Weight
Relative TSR	20-30%
Financial strategic value drivers	30-50%
Non-financial measures	20-40%

The combination of Relative TSR and financial strategic value drivers will not be less than 60% of the total weighting in any plan cycle.

2025 Implementation

LTI 2025-2027 target levels


CEO
275%
Other BoM members
225%

LTI 2025-2027 performance measure weighting


40%
25%
35%

Relative TSR	25%
Financial strategic value drivers	35%
Non-financial measures	40%

A detailed breakdown of the LTI 2023-2025 vesting levels can be found in section 'Vesting under the LTI Plan 2023-2025' of this report.

Performance driven scenarios

The following table represents the variable pay as a percentage of base salary for the Board of Management in case of maximum, on-target, threshold and below-threshold performance:


% Variable
2025 levels for maximum performance
P 100% 225% 550% 89%
M 100% 165% 450% 86%
2025 levels for on target performance
P 100% 150% 275% 81%
M 100% 110% 225% 77%
2025 levels for threshold performance
P 100% 75% 103% 64%
M 100% 55% 84% 58%
Below threshold performance
P 100% 00%
M 100% 00%

P = President and CEO M = Other members
Base salary STI LTI

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Board of Management remuneration (continued)

Retirement and other benefits

Link to strategy / rationale

Contribute to the competitiveness of the overall remuneration package and create alignment with market practice.

2025 Policy

The pension arrangements and other benefits are aimed at reflecting local market practice and may evolve year-over-year.

2025 Implementation

In 2025, with the exception of Jim Koonmen who participates in the US Employees' Savings and Retirement Plan, all Board of Management members participated in the pension arrangement for the Board of Management, based on the 'excedent' (supplementary) arrangement for our employees in the Netherlands. It consists of a gross pension element (for the salary below approximately €138,000 minus the threshold) and a net pension element (for the salary above approximately €138,000).

Expenses reimbursed by ASML in 2025 included company car costs, representation allowances, social security costs, health and disability insurance costs and other benefits which reflect local market practice.


ASML

Share ownership guidelines

Link to strategy / rationale

Requirement for a minimum share ownership by members of the Board of Management. Ensuring alignment between the interests of the Board of Management members and our sustainable long-term value creation.

2025 Policy

- President and CEO: four times annual base salary
- Other Board of Management members: three times annual base salary
- Five-year period to comply.

2025 Implementation

The table below show the share ownership guidelines, net number of shares and share ownership ratio of each Board of Management member as per December 31, 2025. All Board of Management members complied with the minimum ownership guidelines per year-end 2025.

Board of Management	Ownership guidelines	2025 base salary (in € thousands)	Number of shares[3]	Ownership ratio[1]
C.D. Fouquet	4x base	1.125	7,040	5.77
F.J.M. Schneider-Maunoury	3x base	784	19,711	23.17
R.J.M. Dassen	3x base	784	6,643	7.81
W.R. Allan	3x base	784	4,239	4.98
J.P. Koonmen[2]	3x base	757	7,621	9.28

1. The Ownership ratio is calculated by multiplying the net number of shares with the share price of €921.40 (based on the Euronext Amsterdam closing share price of December 31, 2025) and dividing this by the 2025 base salary.
2. James (Jim) P. Koonmen's Long-Term Incentive (LTI) grants are vested in ASML NY shares (listed on the US Nasdaq). His ownership ratio, calculated based on his 2025 US dollar base salary of $849,323 and the ASML NY share price of $1,069.86 (based on the closing share price of December 31, 2025), is 9.60.
3. Includes vested LTI shares and may include shares acquired outside of ASML's share plans.

Remuneration of Board of Management in 2025 The remuneration of the Board of Management for the financial year 2025 is an implementation of and complies with the 2025 Remuneration Policy for the Board of Management. As such, the remuneration of the Board of Management in 2025 contributed to the objectives of the 2025 Remuneration Policy for the Board of Management and, as a result, to our strategy aimed at sustainable long-term value creation. The Supervisory Board carried out a scenario analysis when determining the structure, level and actual pay-outs of Board of Management remuneration for 2025, in accordance with the Dutch Corporate Governance Code. For variable remuneration elements, the Supervisory Board reviews performance measures, target-setting and pay-out levels to understand the possible outcomes on total remuneration of the Board of Management and to ensure appropriate pay-for-performance relationships under different economic scenarios and performance levels. The Supervisory Board believes the current remuneration structure and outcomes are appropriate for 2025 and are aligned with company performance and shareholder experience. Annual plan 2025 Performance metrics selected EBIT % Customer Orientation Strategic Orientation Performance assessment by SB Base salary The base salaries of the members of the Board of Management were set at the beginning of 2025. Implementing the 2025 Board of Management Remuneration Policy, 4% base salary increases were applied for the Board of Management in 2025. For a detailed overview, reference is made to the section Total remuneration Board of Management. Short-term incentive 2025 The financial and non-financial target levels for the STI were set at the beginning of the 2025 financial year in accordance with the 2025 Remuneration Policy for the Board of Management and taking into account the annual plan (forecast) for 2025. For the STI, the Supervisory Board, taking into consideration our business challenges and circumstances in 2025, decided to select a performance metric focused on profitability: • EBIT Margin % (non-GAAP measure), measuring Income from operations as percentage of total net sales (based on US GAAP). In addition, the following non-financial performance metrics applied for the STI in 2025, in accordance with the 2025 Remuneration Policy for the Board of Management: • Customer Orientation: This metric consisted of five sub-targets measuring ASML’s positioning in the market and its performance in terms of customer experience, customer satisfaction and quality. The sub-targets were: adoption of multibeam within Metrology & Inspection; DUV Cost and Competitiveness; EUV 0.33 NA maturity; EUV 0.55 NA insertion; and ASML’s Customer Trust Survey. • Strategic Orientation: This metric consists of four sub-targets measuring the key business priorities that are critical to achieving our strategic objectives. The sub-targets were: Enterprise Resource Planning; High Productivity Platform; New Product Quality; and Global Supply Chain Development. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 121 Corporate governance Supervisory Board report Remuneration report Board of Management remuneration (continued)

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Board of Management remuneration (continued)

After the end of the performance period, the Supervisory Board assessed the performance achieved against the targets, in cooperation with the relevant sub-committees: the Technology Committee, Audit Committee, ESG Committee and Remuneration Committee. The target and actual achievement levels for the STI performance criteria are set out in the table below, excluding information which qualifies as commercially or strategically sensitive. The Supervisory Board considers disclosure of this information not to be in the interest of ASML and its stakeholders. In view of transparency, we report performance for these metrics as percentage of target.

Performance metric	Weight	Performance targets[1] Threshold	Target	Stretch	Actual performance	Pay-out[2] % of target
EBIT Margin (%) (Non-GAAP measure)	60%	28.0%	30.5%	33.0%	34.6%	**150.0%**
Customer Orientation	20%					**113.1%**
Consisting of the following weighted sub-targets:						
Adoption of multibeam	2.5%		*			75.0%
DUV Cost and Competitiveness	2.5%		*			120.0%
EUV 0.33 NA maturity	2.5%		*			110.0%
EUV 0.55 NA insertion	2.5%		*			0.0%
ASML Customer Trust Survey	10%		*			150%
Strategic Orientation	20%					**149.2%**
Consisting of the following weighted sub-targets:						
Enterprise Resource Planning	5%		*			150.0%
High Productivity Platform	5%		*			148.9%
New Product Quality	5%		*			147.9%
Global Supply Chain Development	5%		*			150.0%
Total	**100%**					**142.5%**

1. Certain performance targets (*) are not disclosed due to strategic or commercial sensitivity.
2. The pay-out % is based on the pay-out levels as included in the 2025 Remuneration Policy Board of Management.

The 2025 EBIT Margin % (Non-GAAP measure) of 34.6% is calculated as Income from operations of €11,301 million divided by Total net sales of €32,667 million.

The achieved pay-out % for Customer Orientation amounts to 113.1%, which is an increase compared to last year's performance.

The achieved pay-out % for Strategic Orientation of 149.2% cannot be compared, since 2025 is the first year we measure this performance metric.

The total STI outcome for the current Board of Management results in a cash pay-out of €7.3 million, representing a pay-out as a percentage of target of 142.5%.

Short-Term Incentive 2026

For 2026, the Supervisory Board has decided to apply the following STI performance measures:

Performance metric	Weight
EBIT Margin (%) (Non-GAAP measure)	60%
Customer Orientation	20%
Consisting of the following weighted sub-targets:	
Adoption of multibeam	2.5%
DUV Cost and Competitiveness	2.5%
EUV 0.33 NA maturity	2.5%
EUV 0.55 NA maturity	2.5%
ASML Customer Trust Survey	10%
Strategic Orientation	20%
Consisting of the following weighted sub-targets:	
Enterprise Resource Planning	5%
Strategic Product Development and Cost of Technology	5%
New Product Quality	5%
Global Supply Chain Development	5%
Total	**100%**

Board of Management Remuneration in 2025 – Long-term incentive Conditionally granted LTI Plan 2025–2027 in 2025 At the beginning of 2025, approximately 30,481 performance shares were conditionally granted to the current members of the Board of Management who were eligible to participate in the 2025–2027 LTI performance plan. These conditional grants are based on the maximum-achievable opportunity. Target-setting process Review company strategy in line with financial plan Determine business priorities for upcoming three-year performance period Determine LTI performance measures for three-year performance period Finalize long-term financial plan Step 1 Step 2 Step 3 Step 4 At the beginning of 2025, the Supervisory Board, in line with the recommendation of the Remuneration Committee, selected the performance metrics to be used to measure ASML’s performance related to Relative Total Shareholder Return (rTSR), Return on Average Invested Capital (ROAIC) (Non-GAAP measure), Technology Leadership Index (TLI) and ESG performance metrics. The Supervisory Board also set the target levels related to all performance metrics for the 2025–2027 LTI Plan, as listed below. This took into account the long-term product roadmap, ESG goals and long- term financial plan, thereby ensuring alignment between the various targets and our long-term strategic priorities – and encouraging behavior focused on sustainable long-term value creation. For the 2025–2027 LTI Plan, the following performance metrics apply, in accordance with the 2025 Remuneration Policy for the Board of Management: • Relative TSR: ASML’s change in New York (NASDAQ) share price plus dividends paid, relative to the TSRs of the other individual companies of the Philadelphia Semiconductor Index (PHLX Semiconductor Index, total return index) over the relevant performance period. • ROAIC: A non-GAAP measure based on a three-year average by dividing the income after income taxes (at target R&D) by the average invested capital. Average invested capital is calculated by taking the average of total assets minus cash and cash equivalents, short-term investments, total current liabilities and non-current contract liabilities at the start and end of each quarter over three years. Mergers and acquisitions are to be excluded from the evaluation period. • Technology Leadership Index: As a qualitative metric for the LTI, the Technology Leadership Index consists of targets to be achieved three years ahead, two years ahead and in the coming year. Each year, new targets are defined for the period three years ahead. The targets for two years ahead are based on the prior-year targets (that were three years ahead at that time) and a correction factor on the score (up or down) depending on whether targets appeared to be easier or more difficult to achieve. The same approach is used for subsequent years. The total score for the Technology Leadership Index over the three-year performance period is the average of the scores over the three years, including the relevant correction factors applied on each year’s score. • ESG: A measure consisting of three equally weighted sub-targets, both qualitative and quantitative: (1) gender diversity (fueling a more diverse workforce composition, which is a key enabler to our continued success and supports our overall objective of building a diverse talent pool in leadership roles), (2) engagement and inclusion and (3) EUV energy use per wafer pass. Taking into account the considerations as elaborated on under Remuneration Committee – Remuneration of the Board of Management, and following US executive order 14173, the non-financial ESG performance metrics were modified (compared to the LTI 2025-2027 performance measures as disclosed in the 2024 Remuneration Report) as follows: ◦ For the Board of Management member based in the US, the gender diversity performance measures are omitted, and an increased weighting is applied on the Employee engagement and Inclusion score (13.33%) ◦ For the Board of Management members outside the US, the gender diversity performance measures are calculated excluding US employees. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 123 Corporate governance Supervisory Board report Remuneration report Board of Management remuneration (continued)

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Board of Management remuneration (continued)

The target levels for the LTI performance metrics are set out in the table below:

Performance metric	Weight	Performance targets Threshold	Target	Stretch
Relative TSR	25%	As per Remuneration Policy		
ROAIC (2025–2027)[1] (Non-GAAP measure)	35%	35%	50%	65%
ESG Measures	20%			
Consisting of equally weighted sub-metrics:				
Gender diversity[2]:	6.7%			
• % Inflow of women JG 9+ (external and internal inflow)		23%	25%	27%
• % Representation of women in JG 13+		14%	15%	16%
Engagement and inclusion:	6.7%			
• Employee engagement (Relative benchmark target vs. top 25% performing companies (3 year rolling))		−4p.p	−2p.p	0p.p
• Inclusion score (Relative benchmark target vs. top 25% performing companies (3 year rolling))		−4p.p	−2p.p	0p.p
EUV energy use per wafer pass (kWh per wafer pass)	6.7%	5.0	4.7	4.5
Technology Leadership Index	20%	4	6	10
Total	**100%**			

1. The ROAIC 2025–2027 (Non-GAAP measure) is based on a three-year (2025-2027) average by dividing the income after income taxes (at target R&D) by the average invested capital. Average invested capital is calculated by taking the average of total assets minus cash and cash equivalents, short-term investments, total current liabilities and non-current contract liabilities at the start and end of each quarter over three years. Mergers and acquisitions will be excluded from the evaluation after the LTI period. We believe that ROAIC is a meaningful measure because it quantifies our effectiveness in generating returns relative to the capital invested in our business over the past three years.
2. For members of the Board of Management outside the US, the gender diversity performance measures are calculated excluding US employees. For the Board of Management member based in the US, the gender diversity performance measures are omitted, and an increased weighting is applied on the Employee engagement and Inclusion score.

Modification LTI plans 2023-2025 and 2024-2026 following US executive order 14173

For the Board of Management member based in the US and regarding the LTI 2024-2026, the gender diversity performance measures are omitted, and an increased weighting is applied on Employee engagement.

For the Board of Management members outside the US and regarding LTI 2023-2025 and LTI 2024-2026, the gender diversity performance measures are calculated excluding US employees.

Vesting under the LTI Plan 2023–2025

Following the end of the three-year performance period 2023–2025, the Supervisory Board assessed the performance achieved against the LTI targets, in cooperation with the Technology Committee, Audit Committee, ESG Committee and Remuneration Committee. The performance metrics that applied to the LTI 2023–2025 Plan were Relative TSR, Normalized Cash Conversion Rate percentage (Non-GAAP measure) (as strategic value driver), Technology Leadership Index and ESG, in accordance with the 2022 Remuneration Policy for the Board of Management.

Vesting of shares process


Grant date
Vesting period within three years
Vesting date
Holding period two years
End of transfer restrictions
• In the period between the grant date and the vesting date, performance shares are conditional
• Performance shares are delivered to the participant. However, transfer restrictions apply: acquired performance shares cannot be transferred during the holding period
• Participant is allowed to sell sufficient performance shares to cover tax obligations

The target and actual achievement levels for the LTI performance criteria based on the policy are set out in the table below: Performance targets Actual performance Pay-out %2 % of targetPerformance metric Weight Threshold Target Stretch Relative TSR 30% 115.9% 202.8% 365.4% 203.9% 100.7% Normalized three-year average cash conversion rate %1 (Non-GAAP measure) 30% 85.0% 90.0% 95.0% 92.0% 140.9% Technology Leadership Index 20% 4 6 10 8.4 160.1% ESG Measures 20% 164.3% Consisting of the following sub-measures: Net zero emission (scope 1+2) with minimum compensation 6.7% <37kt compensation <30kt compensation <20kt compensation 19.4 200.0% Employee engagement (Relative benchmark target vs. top 25% performing companies (3 year rolling)) 6.7% -4% -2% 0% -2.3% 93.0% Total and JG9+ female inflow 3 6.7% 22% 24% 26% 28.8% 200.0% Total 100% 137.4% 4 1. The Normalized three-year average Cash Conversion Rate % (CCR) (Non-GAAP measure) is calculated by dividing Normalized Free Cash Flow (Non-GAAP measure) by Net Income (three-year average). Free Cash Flow (Non-GAAP measure) is normalized by excluding early payments received in a certain financial year from customers without a contractual payment obligation in that financial year. 2. The pay-out percentage is based on the pay-out levels as included in the 2022 Remuneration Policy of the Board of Management. 3. For the Board of Management members outside the US, the gender diversity performance metric is calculated excluding US employees. No LTI Plan 2023-2025 has been granted for the US based Board of Management member in his capacity as such. 4. Total actual performance score of 137.4% is based on weighting of individual performance metrics multiplied by the pay-out percentage. The total LTI outcome results in a share vesting of 137.4% of target. Long-Term Incentive Plan 2026–2028 In 2026, the Supervisory Board intends to grant approximately 30,909 performance shares to the current members of the Board of Management for the 2026–2028 LTI performance plan. These conditional grants are based on the maximum-achievable opportunity for 2026 under the 2025 Remuneration Policy for the Board of Management. For the 2026–2028 performance period, the Supervisory Board has decided to apply the following LTI performance measures and target-setting under the 2025 Remuneration Policy for the Board of Management: Performance targets Performance metric Weight Threshold Target Stretch Relative TSR 25% As per Remuneration Policy ROAIC (2026–2028)1 (Non-GAAP measure) 35% 45% 55% 65% ESG measures2 20% Consisting of the following sub-measures: EUV EXE:5200C single patterning (kWh per wafer pass, with NXE:3800E multi-patterning as baseline) 5.0% 8.8 8.6 8.4 Localization of service part repair, reducing related logistics emissions by up to 26% annually (% of service parts that were sent for repair locally) 5.0% 50% 60% 70% Gender diversity: 5.0% • % Inflow of women JG 9+ (external and internal inflow) 24% 26% 28% • % Representation of women in JG 13+ 15.5% 16.5% 17.5% Engagement and inclusion: 5.0% • Employee engagement: delta between ASML and benchmark 3 year rolling average (benchmark is top 25% performing companies) —4p.p. —2 p.p. 0 p.p. • Inclusion: delta between ASML and benchmark 3 year rolling average (benchmark is top 25% performing companies) —4p.p. —2 p.p. 0 p.p. Technology Leadership Index 20% 4 6 10 Total 100% 1. The ROAIC 2026–2028 (Non-GAAP measure) is based on a three-year (2026-2028) average by dividing the income after income taxes (at target R&D) by the average invested capital. Average invested capital is calculated by taking the average of total assets minus cash and cash equivalents, short-term investments, total current liabilities and non-current contract liabilities at the start and end of each quarter over three years. Mergers and acquisitions will be excluded from the evaluation after the LTI period. We believe that ROAIC is a meaningful measure because it quantifies our effectiveness in generating returns relative to the capital invested in our business over the past three years. 2. For the Board of Management member based in the US, the gender diversity performance metrics are omitted, and an increased weighting is applied on the Employee engagement and Inclusion score. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 125 Corporate governance Supervisory Board report Remuneration report Board of Management remuneration (continued)

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Board of Management remuneration (continued)

Total remuneration Board of Management

The remuneration of the members of the Board of Management based on incurred accounting expenses in 2025, 2024 and 2023 is included in the table below (amounts are in € thousands).

The accounting expenses of the remuneration reported as LTI is evenly distributed over the three-year vesting period of each share award. The accounting expenses are divided into market-based and non-market-based elements. For the non-market based elements, the accounting expense is based on the maximum-achievable payout during the first two years of the vesting period. In the third and final year of the vesting period, the share award's estimate is adjusted to reflect the actual payout. The market-based element is accounted for at the target payout.

Board of Management member	Financial year	Base salary	Pension	Other benefits	Total fixed	% Fixed	STI	LTI	Total variable	% Variable	Ratio fixed/variable	Total remuneration
C.D. Fouquet[1]	**2025**	**1,125**	**181**	**72**	**1,378**	**19.6%**	**2,405**	**3,238**	**5,643**	**80.4%**	**0.24**	**7,021**
	2024	979	111	63	1,153	21.2%	1,532	2,747	4,279	78.8%	0.27	5,432
	2023	725	82	56	863	24.5%	883	1,773	2,656	75.5%	0.32	3,519
F.J.M. Schneider-Maunoury	**2025**	**784**	**171**	**59**	**1,014**	**23.2%**	**1,229**	**2,123**	**3,352**	**76.8%**	**0.30**	**4,366**
	2024	754	161	51	966	23.0%	1,026	2,217	3,243	77.0%	0.30	4,209
	2023	725	148	45	918	25.7%	883	1,773	2,656	74.3%	0.35	3,574
R.J.M. Dassen	**2025**	**784**	**146**	**68**	**998**	**22.9%**	**1,229**	**2,123**	**3,352**	**77.1%**	**0.30**	**4,350**
	2024	754	133	60	947	22.6%	1,026	2,217	3,243	77.4%	0.29	4,190
	2023	725	121	56	902	25.4%	883	1,773	2,656	74.6%	0.34	3,558
W.R. Allan[2]	**2025**	**784**	**138**	**189** [5]	**1,111**	**24.9%**	**1,229**	**2,123**	**3,352**	**75.1%**	**0.33**	**4,463**
	2024	754	133	163 [5]	1,050	26.9%	1,026	1,821	2,847	73.1%	0.37	3,897
	2023	492	82	38	612	29.6%	599	860	1,459	70.4%	0.42	2,071
J.P. Koonmen[3,4]	**2025**	**757**	**12**	**433** [5]	**1,202**	**29.4%**	**1,186**	**1,695** [6]	**2,881**	**70.6%**	**0.42**	**4,083**
	2024	516	8	206 [5]	730	31.1%	702	915	1,617	68.9%	0.45	2,347
Total Board of Management	**2025**	**4,234**	**648**	**821**	**5,703**	**23.5%**	**7,278**	**11,302**	**18,580**	**76.5%**	**0.31**	**24,283**
	2024	3,757	546	543	4,846	24.1%	5,312	9,917	15,229	75.9%	0.32	20,075
	2023	2,667	433	195	3,295	25.9%	3,248	6,179	9,427	74.1%	0.35	12,722

1. Christophe D. Fouquet was appointed as President and CEO of ASML on April 24, 2024.
2. Wayne R. Allan was appointed as a member of the Board of Management on April 26, 2023.
3. James (Jim) P. Koonmen was appointed as a member of the Board of Management on April 24, 2024.
4. James (Jim) P. Koonmen is remunerated in US dollars. In 2025, his US dollar-denominated equivalent of his cumulative base salary as a member of the Board of Management was $849,323 (€756,747). His 2025 Short-Term Incentive (STI) payout is calculated based on his US dollar-denominated equivalent cumulative base salary, resulting in a total of $1,331,314 (€1,186,202).
5. Wayne R. Allan (2025: €120,911, 2024: €102,867) and James (Jim) P. Koonmen (2025: €384,784, 2024: €177,055) received compensation to address the effects of double taxation in both the Netherlands and the United States.
6. As a member of the Board of Management, (Jim) P. Koonmen received LTI grants in 2024 and 2025.

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Board of Management remuneration (continued)

Total remuneration former Board of Management

Peter Wennink and Martin van den Brink are no longer part of the Board of Management, as they retired as Presidents from ASML on April 24, 2024.

Former Board of Management member	Financial year	Base salary	Pension	Other benefits	Total fixed	% Fixed	STI	LTI	Total variable	% Variable	Ratio fixed/variable	Total remuneration
P.T.F.M. Wennink[1,2,3]	2024	345	82	119	546	10.9%	494	3,953	4,447	89.1%	0.12	4,993
	2023	1,040	248	61	1,349	22.7%	1,400	3,192	4,592	77.3%	0.29	5,941
M.A. van den Brink[1,2]	2024	345	82	111	538	10.8%	494	3,953	4,447	89.2%	0.12	4,985
	2023	1,040	248	59	1,347	22.7%	1,400	3,192	4,592	77.3%	0.29	5,939
Total former Board of Management	2024	690	164	230	1,084	10.9%	988	7,906	8,894	89.1%	0.12	9,978
	2023	2,080	496	120	2,696	22.7%	2,800	6,384	9,184	77.3%	0.29	11,880

1. On April 24, 2024, Peter T.F.M. Wennink and Martin A. van den Brink stepped down from their roles as Presidents of ASML. They are still eligible for the performance shares awarded under the LTI plans for the years 2022, 2023 and 2024, which will vest based on the performance criteria outlined in their grant letters. Their 2024 LTI plan has been granted on a prorated in time basis to reflect end of term. Consequently, the remaining associated LTI expenses have been recognized over the remaining service period, from the announcement of their retirement on November 30, 2023, until their actual retirement on April 24, 2024.
2. In 2025, a release of accounting expenses upon vesting was recorded linked to the LTI plan for 2023-2025 amounting to €692,465 individually, in order to reflect the actual payout.
3. An amount of €618,372 is payable in 2026 for the tax levy payable to the Dutch tax authorities by the Company pursuant to Article 32bb of the Dutch wage tax act.

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Board of Management remuneration (continued)

Share-based payments

Performance-based share-based remuneration for current members of the Board of Management is disclosed in the table below. Fractional shares are rounded to full shares for reporting purposes.

				Of market-based element		Of non-market-based elements							
Board of Management member	Grant date	Status	Full control	Number of shares at target	Fair value at grant date	Number of shares at target	Fair value at grant date	Total number of shares at target	Total number of shares at maximum (200%)	Vesting date	Number of vested shares on publication date[3]	Year-end closing share price in year of vesting[3]	End of lock-up date
C.D. Fouquet	**4/23/25**	**Conditional**	**No**	**1,157**	**918.9**	**3,472**	**567.2**	**4,629**	**9,258**	**1/1/28**	**n/a**	**n/a**	**1/1/30**
	1/23/24	Conditional	No	1,065	939.9	2,485	692.7	3,550	7,100	1/1/27	n/a	n/a	1/1/29
	1/27/23	Conditional[1]	No	731	901.9	1,706	603.4	2,437	4,874	1/1/26	3,348	921.4	1/1/28
	4/29/22	Unconditional	No	483	596.0	1,126	533.5	1,609	3,217	1/1/25	2,128	678.7	1/1/27
	1/22/21	Unconditional	No	717	635.6	1,670	454.9	2,387	4,774	1/1/24	3,763	681.7	1/1/26
F.J.M. Schneider-Maunoury	**4/23/25**	**Conditional**	**No**	**660**	**918.9**	**1,979**	**567.2**	**2,639**	**5,278**	**1/1/28**	**n/a**	**n/a**	**1/1/30**
	1/23/24	Conditional	No	668	939.9	1,559	692.7	2,227	4,453	1/1/27	n/a	n/a	1/1/29
	1/27/23	Conditional[1]	No	731	901.9	1,706	603.4	2,437	4,874	1/1/26	3,348	921.4	1/1/28
	4/29/22	Unconditional	No	483	596.0	1,126	533.5	1,609	3,217	1/1/25	2,128	678.7	1/1/27
	1/22/21	Unconditional	No	717	635.6	1,670	454.9	2,387	4,774	1/1/24	3,763	681.7	1/1/26
R.J.M. Dassen	**4/23/25**	**Conditional**	**No**	**660**	**918.9**	**1,979**	**567.2**	**2,639**	**5,278**	**1/1/28**	**n/a**	**n/a**	**1/1/30**
	1/23/24	Conditional	No	668	939.9	1,559	692.7	2,227	4,453	1/1/27	n/a	n/a	1/1/29
	1/27/23	Conditional[1]	No	731	901.9	1,706	603.4	2,437	4,874	1/1/26	3,348	921.4	1/1/28
	4/29/22	Unconditional	No	483	596.0	1,126	533.5	1,609	3,217	1/1/25	2,128	678.7	1/1/27
	1/22/21	Unconditional	No	717	635.6	1,670	454.9	2,387	4,774	1/1/24	3,763	681.7	1/1/26
W.R. Allan	**4/23/25**	**Conditional**	**No**	**660**	**918.9**	**1,979**	**567.2**	**2,639**	**5,278**	**1/1/28**	**n/a**	**n/a**	**1/1/30**
	1/23/24	Conditional	No	668	939.9	1,559	692.7	2,227	4,453	1/1/27	n/a	n/a	1/1/29
	1/27/23	Conditional[1]	No	731	901.9	1,706	603.4	2,437	4,874	1/1/26	3,348	921.4	1/1/28
J.P. Koonmen[2]	**4/23/25**	**Conditional**	**No**	**673**	**918.9**	**2,020**	**567.2**	**2,693**	**5,386**	**1/1/28**	**n/a**	**n/a**	**1/1/30**
	1/23/24	Conditional	No	676	939.9	1,578	692.7	2,255	4,509	1/1/27	n/a	n/a	1/1/29

1. The LTI plans that were granted on January 27, 2023 became unconditional after the vesting date on January 1, 2026.
2. James (Jim) P. Koonmen's share-based remuneration is based on ASML NY shares (Nasdaq stock exchange). The fair value of his 2025 Long-Term Incentive (LTI) grant for the marked-based element is $1,040.8 and for the non-marked-based elements is $642.5.
3. Multiplying the number of vested shares by the year-end closing share price gives the total value of vested shares for that year, reflecting their worth using that year's closing price.

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Board of Management remuneration (continued)

Performance-based share-based remuneration for former members of the Board of Management is disclosed in the below table. Fractional shares are rounded down to full shares for reporting purposes.

				Of market-based element		Of non-market-based elements							
Former Board of Management member	Grant date	Status	Full control	Number of shares at target	Fair value at grant date	Number of shares at target	Fair value at grant date	Total number of shares at target	Total number of shares at maximum (200%)	Vesting date	Number of vested shares on publication date[3]	Year-end closing share price in year of vesting[3]	End of lock-up date
P.T.F.M. Wennink[1]	1/23/24	Conditional	No	316	939.9	738	692.7	1,054	2,109	1/1/27	n/a	n/a	1/1/29
	1/27/23	Conditional[2]	No	1,049	901.9	2,447	603.4	3,496	6,991	1/1/26	4,802	921.4	1/1/28
	4/29/22	Unconditional	No	709	596.0	1,655	533.5	2,364	4,727	1/1/25	3,126	678.7	1/1/27
	1/22/21	Unconditional	No	1,053	635.6	2,455	454.9	3,508	7,016	1/1/24	5,531	681.7	1/1/26
M.A. van den Brink[1]	1/23/24	Conditional	No	316	939.9	738	692.7	1,054	2,109	1/1/27	n/a	n/a	1/1/29
	1/27/23	Conditional[2]	No	1,049	901.9	2,447	603.4	3,496	6,991	1/1/26	4,802	921.4	1/1/28
	4/29/22	Unconditional	No	709	596.0	1,655	533.5	2,364	4,727	1/1/25	3,126	678.7	1/1/27
	1/22/21	Unconditional	No	1,053	635.6	2,455	454.9	3,508	7,016	1/1/24	5,531	681.7	1/1/26

1. On April 24, 2024, Peter T.F.M. Wennink and Martin A. van den Brink stepped down from their roles as Presidents of ASML. They are still eligible for the performance shares awarded under the LTI plans for the years 2022, 2023 and 2024, which will vest based on the performance criteria outlined in their grant letters. Their 2024 LTI plan has been granted on a prorated in time basis to reflect end of term. Consequently, the remaining associated LTI expenses have been recognized over the remaining service period, from the announcement of their retirement on November 30, 2023, until their actual retirement on April 24, 2024.
2. The LTI plans that were granted on January 27, 2023 became unconditional after the vesting date on January 1, 2026.
3. Multiplying the number of vested shares by the year-end closing share price gives the total value of vested shares for that year, reflecting their worth using that year's closing price.

Reasons, criteria and principal conditions for granting shares

ASML has sufficient treasury shares as per December 31, 2025 for the purpose of exercising rights related to performance-based share-based remuneration. For the reasons and criteria for granting the performance shares to each member of the Board of Management, reference is made to the 2025 Remuneration Policy Board of Management and to the section Board of Management Remuneration in 2025 – Long-term incentive as included in this Remuneration Report. The principal conditions applicable to the 2025 performance shares are described below. These apply to each member of the Board of Management.

Instrument	Performance shares
Grant	Conditional grant on an annual basis based on maximum-achievable opportunity. The number of performance shares to be conditionally awarded is calculated using the volume-weighted average share price during the last quarter of the year preceding the conditional award.
Grant date	Date on which the performance shares are conditionally granted.
Performance period	Period of three years over which the achievement of the predefined performance targets is measured.
Vesting	The shares will become unconditional after the end of the performance period, depending on the level of achievement of the predetermined performance targets.
Holding period	The minimum holding period is two years after the vesting date.
	Upon termination of contract, the transfer restrictions will remain in place during the holding period except in case of decease.
	In case a tax payment is due by the members of the Board of Management over the retrieved variable income, performance shares may be partially sold at vesting ('sell to cover') in accordance with the law and internal regulations.

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Board of Management remuneration (continued)

Relationship between accounted remuneration and company's performance

The following table provides an overview of the relationship between accounted remuneration and the company's performance for the past five years:

For the year ended December 31 (€, in thousands)	2021	2022	Change (in %)	2023	Change (in %)	2024	Change (in %)	2025	Change (in %)
Net sales	18,610,994	21,173,448	13.8	27,558,506	30.2	28,262,877	2.6	**32,667,251**	15.6
Net income based on US GAAP	5,883,177	5,624,209	(4.4)	7,838,994	39.4	7,571,563	(3.4)	**9,609,432**	26.9
Net income based on EU-IFRS	6,134,595	6,395,775	4.3	8,115,168	26.9	8,348,971	2.9	**10,212,993**	22.3
ASML share price (closing price on Euronext Amsterdam in €)	706.7	503.8	(28.7)	681.7	35.3	678.7	(0.4)	**921.4**	35.8
Average number of payroll employees in FTEs	28,223	33,071	17.2	38,805	17.3	41,697	7.5	**43,267**	3.8
Employee engagement score	78.0%	77.9%	(0.1)	80.3%	3.1	78.4%	(2.4)	**78.0%**	(0.5)
Remuneration C.D. Fouquet (CEO)[1]	3,137	2,798	(10.8)	3,519	25.8	5,432	54.4	**7,021**	29.3
Remuneration F.J.M. Schneider-Maunoury	3,158	2,844	(9.9)	3,574	25.7	4,209	17.8	**4,366**	3.7
Remuneration R.J.M. Dassen	3,800	2,834	(25.4)	3,558	25.5	4,190	17.8	**4,350**	3.8
Remuneration W.R. Allan[3]	n/a	n/a	n/a	2,071	n/a	3,897	88.2	**4,463**	14.5
Remuneration J.P. Koonmen[4]	n/a	n/a	n/a	n/a	n/a	2,347	n/a	**4,083**	74.0
Remuneration P.T.F.M. Wennink (former CEO)[2]	4,820	4,280	(11.2)	5,941	38.8	4,993	(16.0)	**n/a**	n/a
Remuneration M.A. van den Brink	4,819	4,279	(11.2)	5,939	38.8	4,985	(16.1)	**n/a**	n/a
Average remuneration per FTE based on US GAAP	122	125	2.5	138	10.4	145	5.1	**153**	5.5
Average remuneration per FTE based on EU-IFRS	122	118	(3.3)	143	21.2	145	1.4	**153**	5.5
Internal pay ratio (CEO versus employee remuneration based on US GAAP)[5]	40	34	(15.0)	43	26.5	40	(7.0)	**46**	15.0
Internal pay ratio (CEO versus employee remuneration based on EU-IFRS)[5]	40	36	(10.0)	42	16.7	40	(4.8)	**46**	15.0

1. Christophe D. Fouquet was appointed as President and CEO of ASML on April 24, 2024.
2. As announced by ASML on November 30, 2023, Peter T.F.M. Wennink stepped down from his role as President of ASML on April 24, 2024. As a result, the Long-Term Incentive (LTI) expenses for his ongoing LTI plans were accelerated over his remaining service period in 2023 and 2024. For comparison purposes, if Mr. Wennink were to remain in service, his normalized LTI expense would amount to €2,575 thousand in 2023, with an internal pay ratio of 42 based on US GAAP and 40 based on EU-IFRS for the same year.
3. Wayne R. Allan was appointed as a member of the Board of Management on April 26, 2023.
4. James (Jim) P. Koonmen was appointed as a member of the Board of Management on April 24, 2024.
5. The calculation of the internal pay ratio is disclosed in the section Relationship between CEO and average remuneration (pay ratio).

Explanation of changes in company’s performance versus remuneration The foregoing table aims to provide insight into our performance over the past five years and the development of the remuneration. The metrics net sales, net income and share price are used to measure performance, as they are key metrics serving as a good proxy for our general performance, as well as in view of comparability with other companies. Actual remuneration may fluctuate year on year depending on actual STI pay-out in any year, as well as the vesting of performance shares (LTI) in any year and the share price at that moment. We have grown significantly over recent years, which is not only reflected in the number of employees but also in terms of performance. Over the last five years, total net sales increased by 76%, net income increased by 63% based on US GAAP (66% based on EU-IFRS) and ASML’s share price increased by more than 30%. This shows that our performance has improved significantly, leading to several revisions of the Remuneration Policy for the Board of Management in past years (last update in 2025), resulting in higher base salaries as well as higher target levels of STI and LTI. 1. Read more in Sustainability statements — Attractive workplace for all – Metrics table – Annual total remuneration ratio Relationship between CEO and average remuneration (pay ratio) The internal pay ratio consists of the CEO’s total remuneration (including all remuneration components) during 2025 of €7,021 thousand, compared to the average remuneration of all employees. The average remuneration of all employees was calculated taking into account the total employee personnel expenses (wages and salaries + social security expenses + pension and retirement expenses + share-based payments), divided by the average number of payroll employees in FTE = €6,612.8 million divided by 43,267 = €153 thousand. This ratio has neither been prepared to comply with the Pay Ratio Disclosure requirements under SEC regulations nor with the ESRS requirements1. The ratio is based on the highest-paid individual according to accounting values consisting of fixed and variable remuneration elements compared to the average remuneration of all employees that are in service with the company, which excludes all other Board of Management members. This calculation approach brings the ratio in line with the requirements of the Corporate Governance Code. The internal pay ratio (CEO versus employee remuneration) based on US GAAP and EU-IFRS increased to 46:1 in 2025 (2024: 40:1). The increase is mainly the result of increased expenses for Mr. Fouquet following the 2025 Remuneration Policy for the Board of Management. We intend to grant competitive remuneration to employees at all position levels. At each level remuneration should reflect the responsibilities of the role. The build-up of remuneration from level to level should therefore be gradual and in line with increasing responsibilities, as well as following market practice. At the highest level the steps become gradually bigger as responsibilities ultimately rise from a divisional level to an overall company level. The Supervisory Board considers the current build-up and the overall pay ratio to be equitable, considering our current performance. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 131 Corporate governance Supervisory Board report Remuneration report Board of Management remuneration (continued)

In this section of the Remuneration Report, we provide an overview of the 2023 Remuneration Policy for the Supervisory Board, which was adopted by the General Meeting on April 26, 2023, and has been in force since April 1, 2023. Additionally, we outline the remuneration levels adopted by the General Meeting on April 26, 2023, and April 23, 2025, which are in force from April 1, 2023, and April 1, 2025, respectively. We provide information about the implementation of the 2023 Remuneration Policy in 2025 by giving details of the members’ actual remuneration in 2025. The 2023 Remuneration Policy and remuneration levels can both be found in the Governance section of our website. Remuneration Policy Remuneration objectives and principles The 2023 Remuneration Policy for the Supervisory Board is designed to enable ASML to attract and retain qualified Supervisory Board members, who together compose a diverse and balanced Supervisory Board with the appropriate level of skills, competencies and experience required to properly supervise (the execution of) our strategy and performance, which is focused on the creation of sustainable long-term value for all stakeholders. The Remuneration Policy for the Supervisory Board is built on the following principles: • Competitiveness – The remuneration structure and levels intend to be competitive in the relevant market, while at the same time taking into account societal trends and perceptions. • Alignment – The policy is benchmarked to market practice. • Fairness – The remuneration should reflect the time spent and the responsibilities of the members. • Independence – The remuneration of a member may not be made dependent on the results of the company. • Compliance – ASML adopts the highest standards of good corporate governance. • Simplicity and transparency – The Remuneration Policy and its execution are as simple as possible and easily understandable for all stakeholders. Reference group and market positioning The remuneration of the Supervisory Board should be competitive compared with a relevant reference market. This market is defined using a reference group of companies with a two-tier board structure included in the AEX Index of Euronext Amsterdam. To determine the appropriate positioning within this group, market cap, revenue and number of employees are taken into account. In addition, given the international character of ASML and our Supervisory Board, market benchmark is also conducted against the international Board of Management reference group to provide broader market reference and context. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 132 Corporate governance Supervisory Board report Remuneration report Supervisory Board remuneration

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Supervisory Board remuneration (continued)

Summary of Remuneration of the Supervisory Board

This table provides an overview of the 2024 and 2025 implementation of the Remuneration Policy for the Supervisory Board as adopted by the 2023 AGM and remuneration levels of the members of the Supervisory Board as adopted at the 2023 AGM and 2025 AGM.

Fixed remuneration

Description in 2023 Remuneration Policy		2024	2025 [1]
Fixed remuneration paid in cash including a base membership fee, committee fees and additional compensation contingent on Supervisory Board members' activities and responsibilities.	Chair of Supervisory Board	€140,000	€165,000
	Vice Chair of Supervisory Board	€100,000	€125,000
	Member of Supervisory Board	€80,000	€105,000
	Chair Audit Committee	€27,000	€32,000
	Member Audit Committee	€18,000	€22,000
	Chair of other committees	€22,000	€26,000
	Member of other committees	€16,000	€18,000

Extra allowance for intercontinental meetings

Description in 2023 Remuneration Policy		2024	2025 [1]
Extra, fixed allowance paid in connection with additional time commitment for intercontinental travel.	For each meeting that involves intercontinental travel.	€5,000	€5,000

Expenses

Description in 2023 Remuneration Policy		2024	2025 [1]
Expenses incurred in relation to meeting attendance are reimbursed. In addition, a fixed net cost allowance may be granted, covering certain pre-defined out-of-pocket expenses.	Fixed net cost allowance		
	Chair of Supervisory Board	€1,980	No longer applicable
	Member of Supervisory Board	€1,380	No longer applicable

Remuneration in special circumstances

The Supervisory Board may, upon recommendation of the Remuneration Committee, grant additional remuneration in special circumstances. This may concern granting increased Supervisory Board and/or committee fees, depending on the character of the circumstances – for instance, if there were a significant increase in time investment by its members.

The additional annual remuneration per member will be capped at one time the amount of the annual Supervisory Board membership fee payable to such member.

The Supervisory Board considers an increase of at least 25% a significant increase in time investment.

Loans and guarantees

Description	Value
No (personal) loans or guarantees or the like will be granted.	Not applicable

Shares and share ownership

Description	Value
No (rights to) shares are granted by way of remuneration. Any holding of ASML shares is for the purpose of long-term investment. Any trading activity is subject to our Insider Trading Rules.	Not applicable

Other arrangements

Description	Value
(Re)appointment based on Dutch law and our Articles of Association. No clawback, severance or change in control arrangements is in place.	Not applicable

1. Adopted by the 2025 AGM and applicable as from April 1, 2025, onwards.

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Supervisory Board remuneration (continued)

Remuneration of the Supervisory Board in 2025

Overview of the remuneration of the Supervisory Board members based on incurred accounting expenses over the last five years (amounts are in € thousands):

Supervisory Board member	Membership fees 2025	Committee fees 2025	Allowances 2025[1]	Ratio fixed/variable 2025	Total remuneration 2025	Total remuneration 2024	Total remuneration 2023	Total remuneration 2022	Total remuneration 2021
N.S. Andersen	159	46	5	1.0	210	187	123	n/a	n/a
T.L. Kelly	113	43	15	1.0	171	129	137	126	107
B.M. Conix	99	46	5	1.0	150	126	109	99	63
D.M. Durcan	99	43	15	1.0	157	144	137	126	112
D.W.A. East	99	52	10	1.0	161	120	119	99	93
J.P. de Kreij	99	48	5	1.0	152	129	85	n/a	n/a
A.F.M. Everke	99	35	5	1.0	139	118	104	66	n/a
A.L. Steegen	99	35	10	1.0	144	118	109	66	n/a
C.E.G. van Gennip	72	25	10	1.0	107	n/a	n/a	n/a	n/a
Total	938	373	80	1.0	1,391	1,071	923	582	375

1. Allowances consist of fixed-expense allowances (until April 1, 2025) and allowances for intercontinental meetings.

No pay has been granted in 2025 pursuant to the 'Remuneration in special circumstances clause' as included in the 2023 Remuneration Policy for the Supervisory Board. No variable pay has been granted to the current and former members during the last five years. The remuneration of the Supervisory Board is not directly linked to the performance of ASML, in line with the remuneration principles set out in the 2023 Remuneration Policy for the Supervisory Board.

Remuneration of former Supervisory Board members

Overview of the remuneration awarded to the former Supervisory Board members in 2025, 2024 and 2023 (amounts are in € thousands):

Former Supervisory Board member	Total remuneration 2025	Total remuneration 2024	Total remuneration 2023
A.P. Aris	48	154	152
G.J. Kleisterlee	n/a	n/a	61
R.D. Schwalb	n/a	n/a	37
Total	48	154	250

Total remuneration The total annual remuneration for the members of the Board of Management and the Supervisory Board members (current and former) during 2025 amounts to €25.7 million (2024: €31.3 million). Other arrangements No remuneration has been granted for (supervisory) directorships or other positions of Board of Management members in subsidiaries of ASML or other companies whose financials are consolidated by ASML, in accordance with the agreements with the members of the Board of Management. No (personal) loans have been granted to the members of the Board of Management or the Supervisory Board and no guarantees or the like have been granted in favor of any of the members of the Board of Management and the Supervisory Board. No severance payments were granted to members of the Board of Management and the Supervisory Board in 2025. Clawback ASML has implemented the clawback provisions as laid down in the Dutch Civil Code in the agreements with the members of the Board of Management. Furthermore, in order to comply with the rules implementing incentive- based compensation recovery (clawback) as issued by the SEC and Nasdaq, the Supervisory Board adopted the ASML Clawback Policy under US/Nasdaq Rules. This policy has been filed as an exhibit to ASML’s 2023 Annual Report on Form 20-F and is referred to in this report. The ASML Clawback Policy is available on our website. No variable remuneration has been clawed back during 2025. Deviations In 2025, no deviations took place from the decision- making process for the implementation of the applicable remuneration policies for the Board of Management and the Supervisory Board and no temporary deviations took place. Shareholder voting At the 2025 AGM, the 2025 Remuneration Policy for the Board of Management was adopted with 91.43% of the votes cast in favor of the proposal. Furthermore, the Supervisory Board fee structure and levels were adopted with 98.17% of the votes cast in favor. The Remuneration Report for the financial year 2024 was submitted to the 2025 AGM for an advisory vote. 92.76% of the votes were cast in favor. This Remuneration Report will be submitted to the 2026 AGM for an advisory vote in line with Dutch law. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 135 Corporate governance Supervisory Board report Remuneration report Other Information

Directors’ responsibility statement The Board of Management hereby declares that, to the best of its knowledge, the Financial Statements prepared in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole and that the Annual Report includes a fair view concerning the position, as per the statement of financial position date, the development and performance of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole, together with the principal risks and uncertainties that they face. Risk Management Statement As the Board of Management of ASML Holding N.V, we hereby, with reference to best practice provision 1.4.3 of the Dutch Corporate Governance Code (‘Code’) and in accordance with Dutch law, to the best of our knowledge: • confirm that the management report provides sufficient insights into any major failings in the internal risk management and control systems as far as such major failings occur; • confirm that the consolidated financial statements give a true and fair view of the financial position of ASML Holding N.V. as of December 31, 2025 and of its result and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union (EU- IFRS) and with Part 9 of Book 2 of the Dutch Civil Code; • confirm that the accompanying company financial statements give a true and fair view of the financial position of ASML Holding N.V. as of December 31, 2025 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code; • confirm that ASML’s internal risk management and control systems over financial reporting were effective as of December 31, 2025 and provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with EU-IFRS; • confirm that ASML’s internal risk management and control systems over sustainability reporting as set out in the sustainability statements section of this report were effective as of December 31, 2025 and provide limited assurance that ASML’s sustainability reporting in conformity with ESRS does not contain material inaccuracies; • explain, with reference to and on the basis of the management report, with regard to operational and compliance risks that: ◦ we are responsible for the design, implementation and operating effectiveness of ASML’s internal risk management and control systems in relation to operational, compliance and reporting risks; ◦ the frameworks used for ASML’s internal risk management and control systems are described in this report. Although such frameworks, in combination with relevant business experiences, are useful for the design of our internal risk management and control systems, they are not necessarily generally accepted frameworks for the assessment of the integral operating effectiveness of risk management; ◦ periodic risk assessments, as described in the section risk and security of this report, are carried out to assess risk events in ASML’s risk universe and the ASML risk landscape is reviewed and updated each quarter in accordance with ASML’s risk management governance structure; ◦ the operational and compliance risk factors are described under the section risk factors of this report and represent the (indirect) material risks affecting ASML as identified by the Board of Management; however, these risk factors may not include all the risks that ultimately affect the company; ◦ even to the extent that ASML seeks to control operational and compliance risks, this is not always possible, due to, among other factors, inherent limitations, high costs and dependence on the actions of people that ASML employs or otherwise engages or is reliant upon; ◦ the Board of Management cannot prevent all risks from impacting operational and compliance matters or the internal risk management and control systems themselves; and ◦ it should also be noted that (causes of) risks affecting operational and compliance matters sit outside the sphere of influence of ASML, for instance because they are caused by or are dependent on third parties or circumstances beyond the company's control. • confirm that we are not aware that the internal risk management and control systems do not provide sufficient comfort that, as of December 31, 2025, the operational and compliance risks identified in the section risk and security of this management report were effectively managed considering ASML’s risk appetite, where "sufficient comfort" is to be read as: comfort considering our risk appetite, the complexity of our enterprise, inherent limitations to these systems and other disclosures on these systems in our management report; • confirm that, based on the current state of affairs, it is justified that the consolidated financial statements and the accompanying company financial statements are prepared on a going concern basis; and • confirm that the management report states those material risks, as referred to in best practice provision 1.2.1 of the Code, and uncertainties known to ASML, to the extent that they are relevant to the expected continuity of ASML for a period of 12 months after the preparation of the report. It should be noted that some risks by their nature cannot be effectively managed and as such the above does not imply that the internal risk management and control systems provide certainty as to the realization of strategic, operational, compliance and reporting objectives, nor can they prevent materialization of risks, misstatements, inaccuracies, errors, fraud or non- compliances with laws and regulations. The above statement on internal control should not be construed as a statement in response to the requirements of section 404 of the US Sarbanes-Oxley Act of 2002. The Board of Management, Christophe D. Fouquet, President, Chief Executive Officer and Chair of the Board of Management Roger J.M. Dassen, Executive Vice President and Chief Financial Officer Frédéric J.M. Schneider-Maunoury, Executive Vice President and Chief Operations Officer Wayne R. Allan, Executive Vice President and Chief Strategic Sourcing & Procurement Officer James (Jim) P. Koonmen, Executive Vice President and Chief Customer Officer Veldhoven, February 25, 2026 STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 136 Corporate governance Supervisory Board report Remuneration report Directors’ responsibility statement

Sustainability statements General disclosures 138 Basis for preparation 140 ESG sustainability governance 142 ESG sustainability at a glance 143 Value chain overview and ecosystem overview 144 Environmental and human rights due diligence 146 Impact, risk and opportunity management 149 Environmental 150 Energy efficiency and climate action 184 Circular economy 199 EU Taxonomy 205 Other disclosures: Water management in our own operations 206 Social 207 Attractive workplace for all 233 Responsible value chain 242 Innovation ecosystem 247 Valued partner in our communities 257 Governance 258 ESG integrated governance 265 Reference table STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 137 General disclosures Environmental Social Governance

General basis for preparation of the Sustainability statements The Sustainability statements in the Management Report have been prepared in accordance with the European Sustainability Reporting Standards (ESRS), referred to in Article 29b of the EU Accounting Directive and with the specifications established pursuant to Article 8(4) of the EU Taxonomy Regulation. The Sustainability statements have been prepared on a consolidated basis, the scope of which is the same as for the Consolidated financial statements. No subsidiaries are exempt. Where relevant and available, our disclosures also include our value chain, both upstream and downstream. If information is sensitive and/or classified – because it relates to intellectual property, know-how or the results of innovation – it is omitted. Based on the amendment to Delegated Regulation (EU) 2023/2772, also referred to as the ‘Quick fix’, we continue to apply phase-in reliefs for some metrics where we did in 2024. Scope of policies Unless indicated otherwise, our policies apply to all directors, officers, managers and employees of ASML and the ASML group of companies in all locations worldwide. Disclosures in relation to specific circumstances Time horizons Unless otherwise stated, the following time horizons – in accordance with European Sustainability Reporting Standards (ESRS) – are applicable for the disclosures made: • Short term: Within one year of the reporting date • Medium term: From one up to five years • Long term: More than five years Where other time horizons provide better information, these are applied and detailed alongside the disclosure. Value chain estimation When metrics include upstream and/or downstream value chain data, it might be necessary to apply estimates using indirect sources like sector averages or other proxies. If indirect sources are applied, these are disclosed in the ‘Methodology on metrics’ section, indicating their origin and level of accuracy using qualitative disclosure or outcome ranges. If we change our methodology to improve accuracy, we will detail those changes. Sources of estimation and outcome uncertainty When metrics are subject to a high level of measurement uncertainty, the source is disclosed in the ‘Methodology on metrics’ section, together with the assumptions, approximations and judgments applied. Possible sources of uncertainty include: • Dependency on the outcome of future events. • Measurement techniques, including the use of conversion factors which may include an element of estimation. • Availability and quality of value chain information. • The information is forward-looking and therefore uncertain by definition. • In the future, higher data quality may lead to different outcomes and a necessity to restate numbers or recalibrate targets. One of these sources standalone or several combined could lead to conditions and dependencies that impact our ability to meet our commitments and targets. If currently known and relevant, we will explain these. The primary sources of estimation and outcome uncertainty in the Sustainability statements relate to: • Greenhouse gas (GHG) emissions from scope 3 category 1 and category 2, for which we apply the spend-based method to estimate the emissions of our suppliers. • GHG emissions from scope 3 category 11 Use of sold products, for which we apply a significant assumption regarding expected lifetime of our systems. • Resource inflows, for which we apply a significant assumption that inflow equals outflow. Changes in preparation or presentation of sustainability information When material changes in the preparation and presentation of sustainability information occur compared to the previous reporting period(s), we will: • Explain the changes and their reasons, including why the replaced metric provides more useful information. • Disclose revised comparative figures, unless it is impracticable to do so. When it is impracticable to adjust comparative information for one or more prior periods, this will be disclosed. • Disclose the difference between the preceding period’s figure and the revised comparative. Reporting errors in prior periods When a material error is identified in prior period(s), we intend to disclose (alongside the item): the nature; to the extent practicable, the correction; and, if the correction is impracticable, the circumstances. Updating disclosures about events after the end of the reporting period If any material information providing evidence or insights about conditions existing at period end is received after the reporting period – but before the Management Report is approved for issuance – estimates and disclosures will be updated therefore. If the information received provides evidence or insights about material transactions, other events and conditions that arise after the end of the reporting period, we will provide narrative information indicating the existence, nature and potential consequences of the post-year events. To the best of our knowledge, no information has come to our attention after the reporting date that is not reflected in the Sustainability statements and that has a material impact on the Sustainability statements. Disclosures stemming from other legislation or generally accepted sustainability reporting pronouncements At times, in preparing this report, we have incorporated information from other recognized sustainability reporting standards and legislation to provide a comprehensive view of our performance. These references have been integrated into our reporting framework, offering a detailed and holistic view of our sustainability initiatives and performance. The relevant standards and/or legislation are stated alongside the disclosure. Coverage of ESRS disclosure requirements in the Sustainability statements and incorporation by reference We have incorporated several disclosure requirements and data points from ESRS by reference. Incorporation by reference helps facilitate the overall readability of our report. To aid in the lookup of the various ESRS requirements addressed outside the Sustainability statements, we have included a reference table. Furthermore, we have identified and listed all data points derived from other EU legislations as mentioned in Appendix B of ESRS 2, indicating their respective locations within the report and their materiality status. Read more in Sustainability statements – Reference table Identification of material sustainability matters We have identified the material sustainability matters for our company based on a Double Materiality Assessment (DMA). Connectivity with financial statements We report some of our emission intensity metrics and targets based on gross profit. In these circumstances we use gross profit in accordance with US GAAP, being ASML’s primary accounting standard. The financial statements of ASML in accordance with US GAAP are dated 25 February 2026 and are available on the company website (asml.com). Furthermore, we report research and development as the combined amount of operational and capitalized R&D expenditures. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 138 General disclosures Environmental Social Governance Basis for preparation

Policies adopted to manage material sustainability matters The various policies on our sustainability matters can be found in the ‘How we are managing’ section for each theme. Our policies are periodically reviewed and updated based on stakeholder engagement or other internal and external factors. To support the implementation of our policies, we make them available to stakeholders in a tailored way. Targets All targets we set are voluntary and have a worldwide scope, unless otherwise stated. For all targets and ambitions, conditions and dependencies exist in a general sense. Possible conditions and dependencies that could impact our ability to meet our targets and ambitions include (non-exhaustively): • Policy and regulatory change • Decarbonization trajectory in the economy • Macroeconomic trends • Financial factors • Technological developments • Data quality and methodology improvements • The extent to which our value chain partners implement sustainability improvements Where targets are subject to a specific dependency, this is disclosed. Target details To focus our efforts on sustainability matters, we have set targets characterized, where meaningful, by a defined level, scope, baseline value and period. They are, where available and practically applicable, grounded in scientific evidence and align with international guidelines where possible. Methodologies and assumptions Targets are based on our ambition, historical data trends and industry benchmarks, and are aligned, where possible, with recognized sustainability standards and legislation. Stakeholder engagement We use input from stakeholders in defining our material topics and setting targets. Through our ongoing engagement, we discuss our strategy and targets with them. No measurable target In certain sustainability areas, we have been unable to establish targets that fully meet all qualitative characteristics of information. However, despite the lack of measurable, quantitative targets, we remain committed to monitoring the effectiveness of our policies and actions related to material IROs. In these cases, our tracking processes are characterized by a defined level of ambition, using both qualitative and quantitative indicators to evaluate progress from a base period. If available, we use external information to assess the effectiveness of our processes. Actions and resources in relation to material sustainability matters In the reporting year, we have undertaken a series of key actions expected to yield significant outcomes in the near future. Scope of key actions Our actions are broad in scope, encompassing various facets of our business operations. Their implementation spans our upstream and downstream value chain, and our own operations. Unless otherwise stated, the scope for the key actions disclosed is worldwide. Remedial actions We remain cognizant of the potential for actual material adverse impacts, and have instituted a grievance mechanism to address those identified. We undertake remedial actions, with the aim that we not only prevent harm but actively contribute to remediation. Resource allocation We have allocated substantial (financial) resources to fuel our sustainability initiatives. In cases where it is not possible to quantify the resources for an action, we have described the allocation in a qualitative way. Our future ability to implement actions depends on the availability and allocation of resources. Unless otherwise noted, we have only disclosed actions currently included in our short-, medium- and long-term financial planning processes. Ongoing access to finance at an affordable cost of capital can be critical for the ultimate implementation of our actions. These include our adjustments to supply and/or demand changes and significant R&D costs. Further details on the individual actions and progress made on each can be found in the individual theme sections. Resources allocated to actions are reflected either under line items cost of sales, R&D costs or SG&A costs in the consolidated statement of profit or loss or are capitalized on the consolidated statement of financial position under Property, plant and equipment or recorded as Right-of-use assets. Metrics in relation to material sustainability matters In our ongoing commitment to fostering a sustainable future, we are steadfast in our dedication to transparency and accountability. To assess the effectiveness of our strategies concerning material sustainability matters, we use various metrics, some delineated in the ESRS and others identified based on our specific entity characteristic. Throughout the sustainability statements we report both ESRS prescribed as well as own defined, entity specific metrics. ESRS-prescribed metrics have been collated in the metrics tables within the applicable chapters. We remain committed to refining and enhancing our metrics, enabling us to continually offer accurate and relevant information to our stakeholders. Validation The metrics in this report are not validated by an external body. The Sustainability statements, which include these metrics, are subject to limited assurance by the assurance provider. Currency presentation In instances where metrics necessitate a representation in currency, we adhere to the Euro (€), the presentation currency utilized in our Consolidated financial statements – ensuring consistency and coherence across all financial and sustainability disclosures. Changes in targets and metrics Any adjustments in targets or metrics are documented, including the rationale behind the changes, to ensure transparency and maintain the integrity of our sustainability reporting. Third party rating agencies disclaimers We reference ESG ratings produced and owned by independent ESG rating agencies in the ‘ESG sustainability at a glance’ section. The following agency-specific disclaimers are required to accompany any such ratings. Morningstar Sustainalytics Copyright ©2025 Sustainalytics, a Morningstar company. All rights reserved. This report includes information and data provided by Sustainalytics and/or its content providers. Information provided by Sustainalytics is not directed to or intended for use or distribution to India-based clients or users and its distribution to Indian resident individuals or entities is not permitted. Morningstar/ Sustainalytics accepts no responsibility or liability whatsoever for the actions of third parties in this respect. Use of such data is subject to conditions available at: www.sustainalytics.com/legal-disclaimers MSCI MSCI ESG Ratings measure a company’s resilience to long-term, industry-specific sustainability risks using a rules-based methodology. MSCI analysts research and rate companies on a ‘AAA’ (leader) to ‘CCC’ (laggard) scale based on their exposure to and management of these risks relative to peers. MSCI Sustainability and Climate measures, benchmarks and monitors, sustainability and climate performance versus peers across 10,000 + corporate issuers, collecting thousands of data points for each company. Learn more here: www.msci.com/data-and-analytics/ sustainability-solutions/esg-ratings. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 139 General disclosures Environmental Social Governance Basis for preparation (continued)

ESG sustainability governance Our integrated ESG sustainability governance drives accountability and execution across the company. Our ESG sustainability governance model includes the Supervisory Board (SB) advised by the ESG committee, Board of Management (BoM), ESG Sustainability team (led by the Head of ESG Sustainability) and experts from the business. The role of the administrative, management and supervisory bodies The BoM and SB are considered our administrative, management and supervisory bodies. They do not include workforce representatives. Read more about the composition, background, knowledge and experience relevant to our business, sustainability, product groups and geographic locations in Corporate governance Our BoM sets and oversees the execution of ESG sustainability aspects in our integrated business strategy, including the IROs related to ESG sustainability that arise from our DMA. It receives quarterly updates on ESG sustainability and provides guidance on relevant issues. The SB monitors and advises the BoM on ESG sustainability aspects relevant to the company. This includes addressing the principal risks and opportunities related to the strategy. The ESG Committee advises the SB in carrying out its governance and oversight responsibilities with regard to sustainability matters. Read more in Corporate governance – Supervisory Board report – Supervisory Board committees – ESG Committee All responsibilities are reflected in Rules of Procedures, committee charters or other formal documents. Sustainability-related responsibilities Our Chief Executive Officer (CEO), Christophe Fouquet, is the BoM’s representative focusing on ESG sustainability. Our Head of ESG Sustainability is responsible, on behalf of the BoM, for preparing and monitoring the progress of the ESG sustainability strategy. The ESG Progress Review Meeting, comprising various participants including the CEO and CFO, is the delegated body responsible for oversight of impacts, risks and opportunities. Meeting at least once every two months, it reviews the progress of our ESG sustainability strategy, including related actions. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 140 General disclosures Environmental Social Governance ESG sustainability governance Our environmental, social and governance (ESG) sustainability governance model Supervisory Board • Supervises, monitors and advises the Board of Management on ESG sustainability aspects advised by the ESG committee • Identifies principal risks and opportunities Board of Management • Sets and oversees ESG sustainability strategy • Oversees execution ESG Sustainability team • Supports the Board of Management on ESG sustainability aspects Cross-functional collaboration Energy efficiency and climate action Circular economy Attractive workplace for all Responsible value chain Innovation ecosystem Valued partner in our communities ESG integrated governance Engaged stakeholders Transparent reporting

The ESG Sustainability team supports the BoM in relation to ESG sustainability and makes recommendations to the BoM regarding focus areas, targets, external commitments and disclosures. Changes in material topics, external inputs and new insights are included in the recommendations – ensuring insights and legislation are effectively integrated into our sustainability practices. The ESG Sustainability team monitors risks and opportunities including climate-change- related matters, global trends, stakeholder expectations and best practices that could impact ASML’s short-, medium- and long- term ESG sustainability objectives. Identifying and assessing the impact of ESG sustainability-related risks and opportunities is an integral part of our enterprise risk management (ERM) process and ensures we take a holistic approach to risk management. Read more in Strategic report – Risk and security – How we manage risk Measuring our strategy’s effectiveness We have established a set of key performance indicators (KPIs), parameters and associated targets. KPI and target development is a collaborative process involving our ESG Sustainability team, the business and relevant internal and external stakeholders, and is adopted by the BoM. The BoM has also adopted the Climate Transition Plan. A subset of the KPIs and progress against targets is reviewed on a quarterly basis with the BoM. The full set of targets is subject to periodic review by business representatives to discuss progress and actions if necessary. Performance against key sustainability metrics forms part of the long-term incentive (LTI) plans of the BoM and senior management. There is an annual update of sustainability metrics, which currently constitute 20% of the total LTI score. Full detail on how sustainability has been factored into the remuneration of the BoM and SB is available in the Remuneration report. Read more in Corporate governance – Remuneration report Additionally, we revised the targets that reached the end of their target period at the end of 2025. For most of these topics we have established new targets to maintain our commitment and focus on our key sustainability matters. Some targets, that have been achieved, are discontinued. More detail on these targets is included in the ‘Targets and performance’ sections of the respective topics. Industry cooperation We increasingly cooperate across the semiconductor industry with the aim of reducing emissions across our value chain. In practice, this means working with our supplier base, customers and peers, both directly and in cross-industry collaboration platforms – such as the Semiconductor Climate Consortium (SCC) – to address energy efficiency and climate change issues within the industry, increase transparency and collaboration, and improve global access to renewable electricity. Read more in Sustainability statements – Environmental – Energy efficiency and climate action Risk management and internal controls We use various processes and methodologies to govern our approach to sustainability reporting, ensuring accuracy and reliability in the information we have included. Risks related to sustainability reporting are part of our ERM framework and processes, which entail a systematic approach to identify, manage and monitor risks. This includes an overview of the risks (the risk universe) that may have a material adverse impact on our ability to achieve our business objectives. This approach enables us to leverage existing controls and include new ones related to sustainability reporting in our risk and control framework. We use both top- down (compliant reporting with applicable sustainability disclosure requirements) and bottom-up (accuracy of the content and data, accuracy of estimation results, availability and timing of data) approaches to help ensure completeness of the continuously evolving risk and control framework for sustainability reporting. The maturity of our internal control framework related to sustainability reporting, is expected to grow in the coming years. The sustainability reporting risk and control framework is reviewed annually, or during the year for major changes impacting sustainability reporting. Read more in Strategic report – Risk and security – How we manage risk Risk assessment For our sustainability reporting we perform a risk assessment in accordance with our ERM risk prioritization methodology. This considers risks such as compliant reporting in accordance with applicable sustainability disclosure requirements, the completeness and accuracy of the content and data, the accuracy of estimation results and the timing and availability of the data. Managing risks For the identified sustainability reporting risks, we define mitigation strategies to reduce these to an acceptable level. These measures and controls are included in our sustainability reporting risk and control framework. Supporting our governance model Our sustainability reporting governance model is incorporated in the company risk management governance structure as explained in our ‘How we manage risk’ section. Findings of the risk assessment and controls related to sustainability reporting are assessed and discussed via this governance structure, which includes: • Board of Management • Compliance, Ethics, Security and Risk Committee • Disclosure Committee • Risk and Control Owners Read more in Strategic report – Risk and security – How we manage risk STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 141 General disclosures Environmental Social Governance ESG sustainability governance (continued)

STRATEGIC REPORT | CORPORATE GOVERNANCE | SUSTAINABILITY | FINANCIALS   ASML Annual Report 2025 142
General disclosures | Environmental | Social | Governance

ESG sustainability at a glance

We are focused on creating sustainable long-term value for all our stakeholders and shaping a sustainable future. Our ESG sustainability strategy is based on the topics significant to our organization.

The strategic performance indicators on this page are monitored at Board level, underpinned by additional performance indicators which we report on in the following chapters/sections.

Key
● On track / achieved
▲ Off track / not achieved

Our vision is to enable groundbreaking technology to solve some of humanity's toughest challenges

Our business strategy

1 Deepen customer trust
2 Extend our technology and holistic product leadership
3 Strengthen ecosystem relationships
4 Create an exceptional workplace
5 Drive operational excellence
6 Deliver on ESG sustainability

Environmental

Read more on page 149 >

We aim to help expand computing power while minimizing energy use, emissions and waste. Our focus on energy efficiency and climate action – and on the circular economy – is fundamental to achieving this goal.

	Description	Target	Performance	
Energy efficiency and climate action	Net scope 1 and 2 CO_2e emissions	GHG neutral by 2025	0 kt	●
	Gross scope 1 and 2 CO_2e emissions	45 kt by 2025 (SBTi)	26 kt	●
	Net scope 3 CO_2e emissions (Mt)	GHG neutral by 2040	11.5 Mt	●
	Scope 3 intensity in CO_2e (per €m gross profit)	0.93 kt by 2025 (SBTi)	0.67 kt	●
	Commitment from our top-80% suppliers (based on CO_2e emissions) to reduce their CO_2e footprint by 2030	75% commitment from top 80% suppliers by 2026	32%	▲
	NXE energy use per wafer pass (NXE:3800E, measured in 2025)	5.1 kWh by 2025	5.5 kWh	▲
Circular economy	Total waste from operations (excl. construction and demolition waste)	N/A	15,258 t	N/A
	Reuse rate of parts returned from the field and factory	90% by 2025	90%	●
	Recycling rate (excl. construction and demolition waste)	65% by 2025	66%	●
	Waste generated per €m revenue (excl. construction and demolition waste)	322 kg by 2025	467 kg	▲

Social

Read more on page 206 >

We aim to deliver responsible growth that benefits all our stakeholders – providing an attractive workplace for all, building a responsible value chain, fueling innovation in our ecosystem and being a valued partner to communities.

	Description	Target	Performance	
Attractive workplace for all	Employee engagement score (three-year rolling average)	>-2.0% vs. top 25% performing companies by 2025	78.9% -2.3%	▲
	Employee inclusion score (three-year rolling average)	>-3.0% vs. top 25% performing companies by 2025	80.2% -0.6%	●
	Attrition rate	<7.0% by 2025	4.1%	●
	Gender diversity: % inflow of women (all job grades)	24% by 2025	29%	●
	Gender diversity: % inflow of women to job grade 9+	24% by 2025	28%	●
	Gender diversity: % representation of women in job grade 13+	14% by 2026	16%	●
Responsible value chain	No 2025 strategic performance indicator	N/A	N/A	N/A
Innovation ecosystem	Research and development[1]	>€4.0bn by 2025	€4.7bn	●
Valued partner in our communities	Amount invested in communities (per employee), including employee giving	€2,500/ employee by 2025	€1,750	▲

Governance

Read more on page 257 >

We aim to act on our responsibilities and anchor them across our entire business through integrated governance, engaged stakeholders and transparent reporting.

	Description	Target	Performance
Integrated governance	No 2025 strategic performance indicator	N/A	N/A
Engaged stakeholders	Combined ranking on four ratings listed below – ambition to rate above average.	N/A	N/A
Transparent reporting	No 2025 strategic performance indicator	N/A	N/A

External recognition of our sustainability performance[2]
Our leading performance in sustainability has been recognized by assessments and external corporate ratings. ESG benchmarks and rating agencies give us objective insights into our performance and how we compare with industry peers. We focus on benchmarks that in our view are: recognized by our stakeholders, that are the most relevant in helping us drive continuous improvement, and that rely mostly on publicly available information.

Sustainalytics
As of July 2025, we received an ESG Risk Rating of 8.9 from Morningstar Sustainalytics and were assessed to be at negligible risk of experiencing material financial impacts from ESG factors.[3]

MSCI ESG Rating
As of December 23, 2025, we received an MSCI ESG Rating of AAA ('leader'). MSCI ESG Ratings measure a company's resilience to long-term, industry-specific sustainability risks.

CDP
As of December 2025, we received a score of A from CDP in relation to climate.

Responsible Business Alliance
Based on RBA's Self-Assessment Questionnaire, we are assessed 'low risk' throughout 2025.

1. Read more in Strategic report – Our business – Our business strategy – Extend our technology and holistic product leadership
2. For additional information related to 'Third party rating agencies disclaimers' we refer to the Basis for preparation.
3. In no event the Sustainalytics and other rating shall be construed as investment advice or expert opinion as defined by applicable legislation. The information contained or reflected herein is not directed to or intended for use or distribution to India-based clients or users and its distribution to Indian resident individuals or entities is not permitted, and Morningstar/Sustainalytics accepts no responsibility or liability whatsoever for the actions of third parties in this respect.

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 143 General disclosures Environmental Social Governance Value chain and ecosystem overview This overview is a non-exhaustive illustration of some of the activities, resources and relationships related to our business model and the external environment in which we operate.

Environmental and human rights due diligence Our environmental and human rights due diligence process serves as a cornerstone in assessing the potential and actual impacts associated with our business operations – including impacts we cause through our operations, those we have contributed to in business relationships, and those linked to our activities, products or services by a third party or other actors across our value chain. The process allows us to prioritize actions based on the severity and likelihood of the impacts, thereby informing the assessment of material impacts. Due diligence is an ongoing practice through which we dynamically respond to – and potentially instigate alterations in – our business strategy, model and various operational contexts. Its core elements are described in this Annual Report: • Embedding due diligence in our governance, strategy and business model. • Engaging with affected stakeholders. • Identifying and assessing adverse impacts. • Taking action to address adverse impacts. • Tracking and communicating the effectiveness of our efforts. We are dedicated to respecting human rights and protecting the environment across our value chain, and strive for transparency, positive contributions, and prevention and mitigation of adverse impacts. We have a number of policies that define commitments, principles and governance for specific aspects of environmental and human rights due diligence, including our Code of Conduct, our Human Rights Policy and the Responsible Business Alliance (RBA) Code of Conduct. Through these, we actively support the principles laid down in international human rights and environmental instruments. Through implementation of internationally recognized standards for human rights and environmental due diligence we prepare for the implementation of legislation like the EU Corporate Sustainability Due Diligence Directive (CSDDD). We will continue to monitor (legislative) developments in the area of due diligence. Read more in our Human Rights Policy at asml.com How we manage environmental and human rights protection To both support and help drive our environmental and human rights due diligence, we are deploying programs and activities across various themes in our ESG sustainability strategy, including Attractive workplace for all and Responsible value chain. These include our Human Rights program, supplier risk assessments and due diligence via the RBA – covering both environmental and social risks, inclusion and diversity initiatives and employee well-being programs. Alongside efforts to further embed integrity throughout our culture, they contribute to the promotion of environmental and human rights protection within our own operations and across our value chain. Human Rights program We have developed a Human Rights program defining how we identify, prevent, mitigate and account for actual and potential human rights impacts in our operations and value chain. A cross-functional Human Rights Committee, chaired by the Head of Ethics & Business Integrity and Human Rights, oversees and advises on human rights matters, drives the implementation of the program, supports responses to human rights impacts and ensures alignment of human-rights- related issues across the organization. In 2025, we built on the outcomes of our 2023-2024 saliency assessment by developing our Human Rights Roadmap – outlining the goals, timelines and governance structure of our Human Rights program. Focus areas include: • Developing tailored training, communication and awareness campaigns. • Developing global guidance on salient labor topics. • Conducting in-depth evaluations of salient human rights topics. • Addressing identified high-risk issues. • Improving ways of obtaining meaningful stakeholder feedback. • Enhancing our existing grievance mechanism – our Speak Up Service – to meet the effectiveness criteria described in Article 31 of the United Nations Guiding Principles on Business and Human Rights (UNGPs). In addition, we are implementing specific due diligence initiatives and activities to manage human rights risks in both our own operations and our supply chain. Read more in Sustainability statements – Social – Attractive workplace for all and Sustainability statements – Social – Responsible value chain We are a member of the United Nations Global Compact (UNGC) and annually submit our Communication on Progress. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 144 General disclosures Environmental Social Governance Environmental and human rights due diligence

Remediation and grievance mechanism We are committed to conducting due diligence in order to prevent our activities from causing or contributing to adverse impacts on human rights, and to ensure we do not engage in human rights abuses in any way. We aim to provide effective remedies to affected rights holders where an impact has been identified and confirmed. Our global Speak Up Service is available to our own employees, on-site external workers, workers across our value chain, people in affected communities, and any other individual impacted by our operations. In 2025, we received 111 grievances about human rights concerns. Fifteen were substantiated and related to diversity, work-life balance, health and safety, harassment, discrimination, privacy, and secure employment. All grievances are subject to prompt investigation, with progress and outcomes communicated to the complainant. When grievances are substantiated, we take appropriate actions, such as issuing formal apologies and committing to remedy, enhancing oversight of working hours to protect work-life balance, respectful workplace coaching, implementing consistent and proportionate disciplinary measures, and ensuring employment contract execution to prevent, mitigate, or bring the impact to an end. We strive to apply lessons learned and continue to address the most common issues identified through our grievance mechanism, such as the risk of harassment and discrimination, by embedding these topics in our awareness programs and Code of Conduct and associated training to help prevent future incidents. Our global employee networks offer a platform to raise and discuss shared concerns, including inequality and harassment, while our Ignite Inclusion and Inclusive Leaders programs provide targeted training to foster a more inclusive workplace. Read more in Sustainability statements – Governance – ESG integrated governance – Responsible business conduct and compliance and Sustainability statements – Social – Attractive workplace for all Resources We dedicated four FTEs to teams working on the environmental and human rights due diligence, including our Human Rights program. Looking ahead We intend to update our Human Rights Policy on a continuous basis to reaffirm our commitment to environmental and human rights protection and outline our evolving approach to due diligence. As part of this process, we are gathering feedback from a wide range of stakeholders – including external experts, NGOs, civil society organizations, and internal functional experts and underrepresented groups. To raise awareness and further strengthen our practices, we aim to provide comprehensive training to all employees. This includes mandatory and voluntary components, including on the Human Rights Policy, enhanced Ethics, Code of Conduct and Speak Up Service, and modules on broader topics. We aim to make role-specific training available for relevant functional areas. Additionally, we plan to improve communication about our grievance channels – especially for vulnerable groups like on- site external workers and local communities – and enhance our processes for managing human-rights-related cases. To better identify and address risks to employees, we expect to conduct further evaluation of human rights risks within our operations and implement targeted actions to remedy any identified gaps. We also seek to align our environmental due diligence practices with evolving regulatory requirements and stakeholder expectations, with a focus on risk assessment and mitigation. Human rights The provisions of our Human Rights Policy are derived from key international human rights standards including the International Labor Organization (ILO) Declaration on Fundamental Principles and Rights at Work and the UN Declaration of Human Rights, the UNGC, the principles specified in the Economic Co-operation and Development (OECD) Guidelines for Multinational Enterprises, and other relevant standards such as the UN Women’s Empowerment Principles, UNICEF’s Children’s Rights and Business Principles and the UN International Convention on the Protection of the Rights of All Migrant Workers and Members of Their Families. Our Human Rights Policy explicitly specifies our commitments to non-discrimination and harassment, as well as the prevention of trafficking in human beings, forced labor, and child labor. Our Human Rights Policy is a key part of our ESG strategy, setting out our roadmap and initiatives toward effectively and responsibly managing areas of human rights impacts in the ecosystem where we operate. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 145 General disclosures Environmental Social Governance Environmental and human rights due diligence (continued)

How we manage our impact We believe acting sustainably as a business benefits everyone. To grow our company and increase our positive impact, while minimizing our negative impacts on the environment and people, we aim to focus on the ESG sustainability topics where we have the biggest impact – so-called material topics, which we pinpoint by completing an annual DMA as an integral part of our ESG sustainability strategy process. These include our most significant impacts to the environment and people, as well as the most significant sustainability-related risks and opportunities affecting our value drivers, competitive position and long-term shareholder value creation. The DMA also incorporates potential negative impacts on our employees, workers across our value chain and affected communities, as identified by our 2023–2024 saliency assessment. In relation to biodiversity and ecosystems, we have identified and assessed IROs linked to our own site locations, communities and our upstream (focused on direct suppliers) and downstream value chain. No IROs were identified as material. In 2026 a deep-dive assessment will be conducted to better understand our broader environmental (including biodiversity) impacts, dependencies, risks (including physical, transition and systemic risks) and opportunities beyond our direct suppliers, as well as potential necessary implementation of biodiversity mitigation measures. We have sites located in or near biodiversity-sensitive areas, which includes our main campus in Veldhoven. The process to identify, assess, and manage impacts, risks and opportunities (IROs) remained essentially unchanged from the previous reporting period. However, the DMA was updated to reflect significant organizational and operational changes and shifts in key suppliers and customers, if any, and to incorporate updated regulatory guidance, new scientific insights, due diligence outcomes, peer benchmarks and stakeholder feedback. No new material topics were identified. In line with our prior year commitment, we have integrated the outcomes of the 2024 human rights saliency assessment into the DMA and have further developed the language we use to describe our material impacts, risks and opportunities. As part of this development, the current set of IROs has undergone editorial refinements compared to the prior year, adjustments to the level of aggregation, clarifications of descriptions, and better pinpointing of specific impacts and risks based on experience from our first year of ESRS reporting. Additionally, risks have been further aligned with the ASML risk universe, which resulted in updates to descriptions and time horizons. Below we describe our detailed process. Step 1: Understanding context Stakeholders that are or could be affected by ASML, as well as those that affect or could affect ASML, are central to the materiality assessment. We continuously engage with our five main stakeholder groups – customers, employees, suppliers (including contractors), shareholders and society – to understand the topics of interest to them and how they may be impacted. This includes, for example, regular meetings, surveys, supplier days and investor dialogue. In addition, we consider business relationships, relevant legal and regulatory developments, industry studies, knowledge from internal and external subject matter experts, and ESG benchmarks. These support the identification of relevant sustainability matters, impacts, risks and opportunities considered in the materiality assessment – as well as the collection of insights for improvement actions and feedback on strategy, performance and progress. Step 2: Determining potentially relevant sustainability matters We monitor the sustainability context of our activities and business relationships by reviewing relevant sources of information about our industry and peers, international standards and (upcoming) legislation, media and selected ESG rating agencies. Based on these analyses, insights from stakeholder engagement, and internal impact and risk assessments, an initial list of potential material sustainability matters is drafted. Step 3: Identifying impacts, risks and opportunities We define IROs related to each of the potential material sustainability matters identified. Impacts include positive and negative, actual and potential, and short-, medium- and long-term impacts from our activities on the environment, society and the economy (based on our strategy and business model), our business relations and geographies, across our value chain. To identify risks and opportunities, we consider our ASML risk universe and engage with internal stakeholders and experts. Risks and opportunities relate to our ability to continue to use or obtain the resources needed in our business processes, assets and other relevant activities across our value chain, and our ability to rely on relationships needed in business processes on acceptable terms. They may pertain to financial capital, manufactured capital, intellectual capital, human capital, social and relationship capital, and natural capital. In the process of identifying material climate- related impacts, we consider our current and locked-in GHG emissions as well as potential future emissions in our own operations and across the value chain. For the identification of material climate-related risks and opportunities, we consider the outcomes of our climate resilience analysis. Step 4: Assessing the materiality of impacts (impact materiality) We assess the materiality of negative impacts based on scale, scope, irremediable character (also referred to as severity) and, in case of potential impacts, likelihood. Similarly, the materiality of positive impacts is assessed based on scale, scope and likelihood. For potential negative impacts related to human rights, severity takes precedence over likelihood. We perform our assessments for both severity and likelihood using 5-point scales. In our latest DMA we have updated our scoring methodology so that both our impact scoring and risk scoring are better aligned. This has also led to an update of the applied materiality threshold scores. However both changes in scoring methodology and materiality threshold did not have any impact on the materiality outcome of individual IROs. The assessment of the impacts is completed by the ESG Sustainability team and reviewed and validated with relevant internal stakeholders. Step 5: Assessing the materiality of risks and opportunities (financial materiality) We assess our risks and opportunities based on the magnitude of financial effects and likelihood. Magnitude considers effects on the ability to continue to use resources, including access, availability and prices, and our ability to continue to rely on relationships – considering reputational effects and potential actions by stakeholders in the short, medium and long term. Likelihood reflects the probability a risk or opportunity will occur. In our DMA, only sustainability-related risks and opportunities are taken into consideration. We review our ASML risk universe with the ESG Sustainability team, internal subject matter experts and risk team to identify and assess sustainability- related risks. If we identify new risks, we align with the risk team to evaluate whether they need to be added to our risk universe. We perform our assessments for both magnitude and likelihood using 5-point scales. The assessment of opportunities is completed by the ESG Sustainability team and reviewed and validated with relevant internal stakeholders, finance and risk teams. Step 6: Deciding on thresholds for materiality The assessments initially performed using 5-point scales for severity, magnitude and likelihood result in a combined materiality score of low, medium or high for each impact, risk and opportunity (IRO). Thresholds are determined separately for negative impacts, positive impacts, risks and opportunities. Only those with a score of medium or high are considered material. To provide an overview of material sustainability matters, impacts, risks and opportunities are clustered into material sustainability matters. Sustainability matters may be material from the impact perspective, the financial perspective, or both. Step 7: Assessing strategic implications The outcomes of the materiality assessment have been presented to and approved by our BoM, and serve as the basis for the ESG sustainability strategy. Material ESG sustainability matters are linked to themes in the strategy and the relevant value drivers for each. If new material IROs are identified, they are added to the strategy and DMA, and also included in our risk inventory and managed in line with our ERM framework. We define measures to manage each material sustainability matter, including policies, action plans, metrics and targets. These are disclosed under the respective environmental, social and governance sections – where we describe our policies on how we manage the IROs, actions we take to address them, and the related targets and metrics. Read more in Strategic report – Our business – Engaged stakeholders STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 146 General disclosures Environmental Social Governance Impact, risk and opportunity management Our material ESG sustainability topics How we identified our material topics

STRATEGIC REPORT | CORPORATE GOVERNANCE | **SUSTAINABILITY** | FINANCIALS   **ASML** Annual Report 2025 147

General disclosures | Environmental | Social | Governance

Impact, risk and opportunity management (continued)

The table below shows the material IROs identified through our DMA. They are linked to our ESG strategy themes, indicating whether these impacts are positive or negative, actual or potential, and where in the value chain they occur.

- E Environmental topics
- S Social topics
- G Governance topics
- ASML Entity specific topics

- Before suppliers
- Suppliers
- Own operations
- Customers
- Beyond customers

- Actual positive impact
- Potential positive impact
- Actual negative impact
- Potential negative impact

- Risk
- Opportunity

- Short term
- Medium term
- Long term

ESG strategy theme	Description	Value chain	Impact materiality	Financial materiality	Time frame
Energy efficiency and climate action (E) (1) Read more on page 150 >	Energy use and GHG emissions from manufacturing and buildings (scope 1 and 2)	Own operations	Actual negative impact		Short term
	Impact on energy availability and the grid through our manufacturing and buildings	Own operations	Actual negative impact		Short term
	Impact on global warming through GHG emissions from the use of products and services sold by ASML, taking into account energy efficiency measures in products (scope 3 – category 11)	Customers	Actual negative impact		Short term
	Impact on global warming through GHG emissions from the transportation and distribution services purchased by ASML (scope 3 – category 4)	Before suppliers, Suppliers	Actual negative impact		Short term
	Impact on global warming through GHG emissions from goods and services purchased (including capital goods) by ASML (scope 3 – categories 1 and 2)	Before suppliers, Suppliers	Actual negative impact		Short term
	Impact on global warming through energy use and GHG-emissions of business travel and commuting (scope 3 – categories 6 and 7)	Own operations	Actual negative impact		Short term
	Energy use and GHG emissions from the integral production process of our customers' products (microchips) and their use in various applications (in ICT industry and broader society)[1]	Beyond customers	Actual negative impact		Short term
	Reduction of energy use and GHG emissions from use of our customers' products (microchips) and their use in various applications (in ICT industry and broader society)[1]	Beyond customers	Actual positive impact		Short term
	Financial opportunity for ASML due to increased market demand for low-carbon technologies (climate resilience analysis)[2]	Own operations		Opportunity	Medium term
	Acute and chronic physical climate change risks to ASML and our customers (climate resilience analysis)[2]	Own operations, Customers		Risk	Medium term, Long term
	Transition risks related to climate change (including technology, regulation, reputation and market risks) (climate resilience analysis)[2]	Before suppliers, Suppliers, Own operations, Customers, Beyond customers		Risk	Medium term
Circular economy (E) (5) Read more on page 184 >	Non-renewable resource inflows and outflows (Systems, parts and tools, transport materials)	Before suppliers, Suppliers, Own operations, Customers, Beyond customers	Actual negative impact		Short term
	Waste streams from our own operations and building renovation and construction activities (Systems, parts and tools, transport materials, non-product-related waste, real estate)	Own operations	Actual negative impact		Short term
	Supply chain disruptions caused by unavailability of materials and parts, including as a result of non-compliance with rules and regulations regarding hazardous substances (Systems, parts and tools, transport materials)[2]	Before suppliers, Suppliers, Own operations		Risk	Short term
	Customer dissatisfaction and complaints due to not meeting agreed circular economy standards (Systems, parts and tools, transport materials)[2]	Own operations, Customers		Risk	Short term
Attractive workplace for all (S) (1) Read more on page 207 >	Impact on employees by providing fair labor conditions and associated risk of (perception of) unfair working and employment conditions at ASML, affecting ability to engage and retain talent (Labor conditions)	Own operations	Actual positive impact	Risk	Short term
	Impact on employees by facilitating knowledge and skills development which contribute to continued employability and professional growth, and associated risk of failure to attract, develop and retain talents with adequate skills and knowledge (Learning and development)	Own operations	Actual positive impact	Risk	Short term
	Potential impact in case of failure to effectively manage employees' well-being and work-life balance, including excessive overtime, resulting in stress, health issues and increased likelihood of accidents, and associated risk of failure to engage and retain talent (Well-being)	Own operations	Potential negative impact	Risk	Short term
	Potential impact on workers in case of failure to manage occupational health and safety, and associated risk in case this impact materializes (Occupational health and safety)	Own operations	Potential negative impact	Risk	Short term
	Potential impact on workers' right to freedom of association, collective bargaining and social dialogue in certain regions (Labor conditions)[2]	Own operations	Potential negative impact		Short term
	Potential impact on workers as a result of discrimination and unequal treatment, including pay inequality, as well as violence and harassment in the workplace (Inclusion and diversity)	Own operations	Potential negative impact		Short term
	Failure to comply with health- and safety-related regulations or implement effective health and safety practices could result in liabilities and reputational risk (Occupational health and safety)[2]	Own operations		Risk	Short term
	Failure to comply with labor law could lead to sanctions, financial loss or reputational damage (Labor conditions)[2]	Own operations		Risk	Short term

ESG strategy Description Value chain Impact materiality Financial materiality Time frame Responsible value chain Read more on page 233 > Potential impact on the health and safety of customer and partner employees while working on ASML systems, and associated risk if the impact materializes (Responsible product design)2 Potential impacts on human rights of supply chain workers in on-site facility services, electronics manufacturing and mining of minerals (Responsible supply chain) Failure to comply with rules and regulations regarding conflict minerals (Responsible supply chain) Potential impacts on human rights of workers at customers and beyond inherent to the technology sector (Responsible product use)2 Improved quality of life through access to technology and digital services (Responsible product use)2 Potential impacts on society due to potential misuse of technology (Responsible product use)2 Innovation ecosystem Read more on page 242 > Impact on society and stakeholders through ASML’s innovation ecosystem focused on ESG-related research, startups, scaleups, platforms and collaboration (ESG innovation) Valued partner in our communities Read more on page 247 > Impact on local communities around ASML’s offices and factories through pressure on regional mobility, and impact on local communities around our Veldhoven operations through nuisance, pressure on affordable housing and interaction between cultures (Attractive communities) Impact on local communities around our Veldhoven operations through pressure on the talent pipeline and education system (Inclusive communities) Risk of an unattractive community for future employees to live in (limited housing, social cohesion issues), impacting ASML’s ability to attract talent (Attractive communities, Inclusive communities) Adverse reactions from neighbors, local communities and municipalities due to the pressure from ASML on infrastructure, availability of talent, schools, housing and social cohesion, which can impact the license to effectively manage our business (Attractive communities, Inclusive communities) ESG integrated governance Read more on page 258 > Impact on people and environment across the supply chain through the fair management of relationships with suppliers (Responsible business conduct and compliance)2 Failure to comply with laws and regulations for supply chain due diligence (Responsible business conduct and compliance)2 Failure to comply with data privacy regulations or breaches of data privacy (Responsible business conduct and compliance)2 Potential impact on stakeholders and associated risk in case ASML workers fail to comply with ASML’s code of conduct, policies and values, as well as with regulations due to increasing complexity as we expand into more countries (Responsible business conduct and compliance)2 Engaged stakeholders Read more on page 42 > Failure to engage customers and suppliers on environmental and social topics (ESG risk management)2 1. Indirectly, we track the effectiveness of our related policies through the processes we have in place to make our machines more (energy) efficient and reduce the energy use per wafer pass. In collaboration with the industry, we aim to have a better understanding of the GHG emissions caused by the use of our customers’ products and, where possible, we aim to contribute to reducing the negative environmental impacts related to the use of these products. 2. These IROs are currently not covered by (quantitative) targets. The effectiveness of policies and actions in relation to these IROs are tracked by ASML. Risks are covered within ASML's risk universe where specified risks are included. Policies and actions are therefore tracked through the ASML ERM framework. Where available, additional qualitative and/or quantitative indicators have been used to monitor progress related to these impacts, risks and opportunities. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 148 General disclosures Environmental Social Governance Impact, risk and opportunity management (continued) Environmental topics Before suppliers Actual positive impact Risk Short term Social topics Suppliers Potential positive impact Opportunity Medium term Governance topics Own operations Actual negative impact Long term Entity specific topics Customers Potential negative impact Beyond customers

0 STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 149 General disclosures Environmental Social Governance Environmental at a glance Our ambition We aim to help expand computing power while minimizing energy use, emissions and waste. Our focus on energy efficiency and climate action – and on the circular economy – is fundamental to achieving this goal. On the following pages we set out our approach and progress to date. Energy efficiency and climate action We aim to reduce our climate impacts, working closely with our partners and peers in the entire semiconductor value chain – in our own operations, together with our suppliers, in our customers’ production processes and through reducing the energy used by semiconductors in operation by enabling scaling. We aim to be greenhouse gas neutral across our value chain by 2040. Read more on page 150 > We’ll do this by focusing on the following sub-topics: • Manufacturing and buildings • Purchased goods and services • Logistics • Business travel • Employee commuting • Product use We also report on our resilience analysis of our strategy and business model in relation to climate change, using a climate scenario analysis. Read more on page 179 > Circular economy We aim to minimize resource inflows and waste outflows, to generate business value and avoid negative impacts on the planet. We aim to have zero waste from our operations to landfill and incineration by 2030. Read more on page 184 > We’ll do this by focusing on the following sub-topics: • Systems • Parts and tools • Transport materials • Non-product-related waste (hazardous and non-hazardous) • Real estate Climate Transition Plan Our Climate Transition Plan is our strategic roadmap that underpins our ambition to align with the goals of the Paris Agreement. With our SBTi-validated emission reduction targets, we commit to taking ambitious action by driving our Climate Transition Plan in each of the emission categories. Read more on page 152 > EU Taxonomy at ASML In our EU Taxonomy disclosure we have classified our environmentally sustainable economic activities and investments, and report the related economic key performance indicators of turnover, capital expenditure and operational expenditure. We report on the alignment assessment of our eligible economic activities and on ASML meeting the minimum safeguards constituted chiefly by the OECD Guidelines and UN Guiding Principles. Read more on page 199 >

STRATEGIC REPORT | CORPORATE GOVERNANCE | SUSTAINABILITY | FINANCIALS
ASML Annual Report 2025 150
General disclosures | Environmental | Social | Governance

Energy efficiency and climate action

We aim to be greenhouse gas neutral across our value chain by 2040

Key
- On track / achieved
- Off track / not achieved

Why it matters

...for the planet



The world is turning to technology to help solve some of its most pressing challenges. We provide innovative lithography solutions for producing microchips that help society reduce global energy use and mitigate GHG emissions.[1]

At the same time, growing demand for enhanced chip functionality means the complexity and energy consumption of microchip patterning is increasing. Limiting global warming to 1.5°C, in line with the Paris Agreement, therefore needs accelerated and increased action.

1. To clearly demarcate the scope of our policy on energy efficiency and climate action, please note that 'climate action' is defined as mitigation of GHG emissions. Within our policy, we refer to emissions as GHG emissions – and, of these, CO_2 emissions are most material to ASML.

...for ASML



Our goal is to expand the availability of computing power and data storage capability while reducing the environmental impact of our operations, our supply chain and the use of our products, in line with increasing customer requests for improved energy efficiency and evolving societal expectations for climate action.

To mitigate our negative climate impacts – mainly those from our products' energy consumption and emissions from sourcing and supply chain activities – we are aiming for GHG neutrality across our entire value chain by 2040, while closely working with our suppliers and customers to limit the increase of energy demand for producing, shipping and operating our systems. Our approach therefore also contributes to our customers' and suppliers' own ESG sustainability objectives and encourages collaboration to exchange experience and reduce emissions. ESG sustainability is also a key driver of both employee engagement and our ability to attract new talent.

Our sub-topics

- Manufacturing and buildings
- Purchased goods and services
- Logistics
- Business travel
- Employee commuting
- Product use

Our 2025 progress

Net scope 1 and 2 CO_2e emissions
0 kt
2024: 33 kt
2025 target: GHG neutral (On track / achieved)

Gross scope 1 and 2 CO_2e emissions
26 kt
2024: 33 kt
2025 SBTi target: 45 kt (On track / achieved)

Net scope 3 CO_2e emissions
11.5 Mt
2024: 12.0 Mt
2040 target: GHG neutral (On track / achieved)

Scope 3 intensity in CO_2e (per €m gross profit)
0.67 kt
2024: 0.83 kt
2025 SBTi target: 0.93 kt (On track / achieved)

Commitment from top-80% suppliers (based on CO_2e emissions) to reduce their CO_2e footprint by 2030
32%
2024: 17%
2026 target: 75% (Off track / not achieved)

NXE energy use per wafer pass (NXE:3800E, measured in 2025)
5.5 kWh
2024: 5.9 kwh
2025 target: 5.1kWh (Off track / not achieved)

Our material impacts, risks and opportunities relating to Energy efficiency and climate action. Upstream Own operations Downstream Whole value chain Transition risks related to climate change (including technology, regulation, reputation and market risks) (climate resilience analysis) STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 151 General disclosures Environmental Social Governance Energy efficiency and climate action (continued) Impact on global warming through GHG emissions from the transportation and distribution services purchased by ASML (scope 3 – category 4) Impact on global warming through GHG emissions from goods and services purchased (including capital goods) by ASML (scope 3 – categories 1 and 2) Energy use and GHG emissions from manufacturing and buildings (scope 1 and 2) Impact on energy availability and the grid through our manufacturing and buildings Impact on global warming through energy use and GHG- emissions of business travel and commuting (scope 3 – categories 6 and 7) Financial opportunity for ASML due to increased market demand for low-carbon technologies (climate resilience analysis) Impact on global warming through GHG emissions from the use of products and services sold by ASML, taking into account energy efficiency measures in products (scope 3 – category 11) Energy use and GHG emissions from the integral production process of our customers’ products (microchips) and their use in various applications (in ICT industry and broader society) Reduction of energy use and GHG emissions from use of our customers’ products (microchips) and their use in various applications (in ICT industry and broader society) Acute and chronic physical climate change risks to ASML and our customers (climate resilience analysis) Key Actual positive impact Risk Potential positive impact Opportunity Actual negative impact Potential negative impact

Introduction Climate change is a global challenge requiring urgent action from all stakeholders. We have been developing and enhancing our climate strategy for many years, both internally in our operations and externally with our value chain partners. Following three consecutive successful energy savings master plans, we are implementing our fourth five-year energy savings master plan to further reduce emissions from our own facilities and increase our use of renewable electricity. We are also collaborating with suppliers to reduce our supply chain’s carbon footprint, and are making our products more energy-efficient through R&D. Our Climate Transition Plan is our strategic roadmap underpinning our ambition to align with the goals of the Paris Agreement – which states that, to keep global warming below 1.5°C, GHG emissions need to be reduced by 45% by 2030 and reach net zero by 2050. However, according to the latest climate science, the 1.5°C target is slowly getting out of reach. Recognizing this urgency, we continue to aim for GHG neutrality across our value chain by 2040. Our actions focus on three improvement levers: reducing energy use; using renewable energy; and compensating for residual emissions. To deliver on our ambitions, our Climate Transition Plan is embedded in our business strategy – responsibility for its execution lies with the business. The concrete actions executed in the past and toward the future, as described in this plan, are determined in collaboration between our ESG Sustainability team and the business. To ensure sufficient resources are allocated in a timely manner throughout the business, the actions of our Climate Transition Plan are also embedded in our financial planning cycles – with implementation strengthened by an internal carbon price. The BoM has adopted the Climate Transition Plan, which was also discussed with the ESG Committee and reported on to the Supervisory Board. We are committed to updating our Climate Transition Plan on an annual basis to ensure assumptions and projections are reasonable in view of the latest information. We welcome stakeholder feedback to enable us to further increase the effectiveness of our actions and communication. ASML’s climate targets validated by SBTi In 2025, the Science Based Targets initiative (SBTi) officially validated both ASML’s near-term (2030) and long-term (2040) gross emission targets that support our path to GHG neutrality. The SBTi's Corporate Net-Zero Standard is the world’s pre-eminent framework for corporate target-setting in line with climate science. It includes the guidance, criteria and recommendations for companies to set science-based net-zero targets consistent with limiting global temperature rise to 1.5°C. According to SBTi, the aim is to roughly halve absolute scope 1 and 2 emissions by 2030, while in the longer term companies must cut all possible emissions before 2050. For scope 3 emissions, either an absolute path to -90% or an emission intensity path to -97% can be chosen. We have opted for an emission intensity pathway toward -97% by 2040 compared to base year 2019, and have defined our emission intensity as CO2e emissions per €m gross profit (in accordance with US GAAP). The manufacturing of semiconductors requires significant energy, with electricity consumption the biggest source of our industry’s GHG emissions. A challenge for the industry is to grow to meet demand, while at the same time reducing emissions. ASML’s role here is important, and the validation by SBTi of our gross scope 1 and 2 and intensity scope 3 GHG targets means our targets meet rigorous criteria and are consistent with the latest climate science. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 152 General disclosures Environmental Social Governance How we are managing energy efficiency and climate action: Our Climate Transition Plan

In 2021, we presented our roadmap to GHG neutrality across the value chain by 2040. We defined targets for each of the material categories related to energy efficiency and climate action. Definitions have been updated in line with the European Sustainability Reporting Standards (ESRS), and gross reduction targets will be presented in the following sections to explain how we aim to maximize our emission reduction activities to achieve our ambitions by 2040. The diagram to the left illustrates our journey to GHG neutrality across our value chain by 2040 for our most material emission categories. We define GHG neutrality as having our remaining emissions – following efforts to reach our gross GHG emission reduction targets – compensated for by the same amount of tonnes (metric tons) of carbon credits, verified against recognized quality standards. We acknowledge that, to successfully achieve our targets, we need to work closely together with our customers, suppliers and other partners in our ecosystem. We have already intensified collaboration across the industry value chain and will continue on this path to drive ambitious climate action in our industry. As we aim to be GHG neutral across our value chain by 2040, we have established the following targets: • Become GHG neutral for scope 1 and 2 emissions, and scope 3 emissions from business travel and commuting by 2025. Since 2019, we have reduced our scope 1 and 2 emissions from our manufacturing and buildings from 60 kt to 26 kt, and we have reduced our emissions from business travel and commuting (scope 3 categories 6 and 7) from 139 kt to 78 kt. The residual emissions for each of these categories in scope 1, 2 and 3 have been compensated for, meaning we have achieved our 2025 GHG neutrality target. • Become GHG neutral for scope 3 emissions from supply chain by 2030. • Become GHG neutral for scope 3 emissions from product use by 2040. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 153 General disclosures Environmental Social Governance How we are managing energy efficiency and climate action: Our Climate Transition Plan (continued) Aiming for GHG neutrality by 2040

We aim to achieve our emission targets by working on three improvement levers: 1. Reducing energy use Through our energy efficiency strategy, we aim to minimize energy demand across our value chain by taking the following steps: • Analyze: Understand energy use and GHG emissions to identify focus areas and opportunities to improve (as an enabler for other steps). • Minimize: Minimize the amount of energy consumed across our value chain. We do this by: • Improving processes to require less energy. • Improving energy efficiency of equipment, both by selecting efficient equipment for our own facility installations and by designing our products for improved energy efficiency. • Reusing energy, for example by reusing heat from machinery for office heating. We expect these actions to deliver roughly half of our scope 1 and 2 emission reduction target of 90% by 2040. We also expect them to contribute roughly half of the scope 3 emission reductions in our Climate Transition Plan. 2. Using renewable energy As of the end of 2025 we used 100% renewable electricity. We remain committed to maximizing renewable electricity generation on our own premises. For purchased electricity, we aim to source 100% credible renewable electricity with the following attributes: • Sustainable sources: Wind, solar, hydro or geothermal. • Local: As close as possible to where electricity is used, and on the same grid. • Additional capacity: Commercial operation date (when delivery of electricity to the grid began) of newly contracted projects maximally one year ago. • Bundled: Renewable electricity certificates and electricity bundled in long-term contracts. • Minimal risk: Screening for material environmental or social negative impacts or risks, and/or elements that turn the environmental business case negative. • Fair price: In the context of the markets where we operate, when compared to similar electricity sources over time. In the upstream and downstream parts of our value chain, we closely cooperate with both suppliers and customers to increase their share of renewable energy usage, with an initial focus on electricity. We expect these actions to deliver roughly half of our scope 1 and 2 emission reduction target of 90% by 2040. We also expect them to contribute roughly half of our scope 3 emission reductions toward 2040, excluding the impact of external trends (global decarbonization). This lever therefore only includes the efforts across our value chain to adopt renewable electricity on top of grid decarbonization. In 2024, we explored the reduction of scope 1 emissions through the purchase of renewable gas. This alternative is being further developed and will be included in our GHG emission reduction strategy for 2030. 3. Compensating for residual emissions Where minimizing GHG emissions is not feasible, we aim to compensate for emissions from our own operations, business travel and commuting by retiring the same volume of voluntary emission reduction certificates (VERs, also called ‘offsets’ or ‘carbon credits’) or equivalent. As part of our Climate Transition Plan, we have defined separate (gross) emission reduction targets pursued independently of any offsetting. We strive to assemble a cost-effective offset portfolio from projects that fulfill best- practice quality criteria and are validated by leading third-party standards. In our offset portfolio, only ‘removal’ offsets (nature- and/ or tech-based) are considered eligible. We apply selection criteria based on the combined guidance from various external sources, such as the (Revised) Oxford Principles for Net Zero Aligned Carbon Offsetting, SBTi’s Beyond Value Chain Mitigation report, peer benchmarking and EU regulatory developments. The initial portfolio to offset for our residual emissions will only contain nature-based removal projects (such as afforestation and reforestation), since tech-based options (such as direct air capture) currently have limited availability and poor cost- effectiveness. These innovative solutions may, however, be considered as potential investment opportunities in our ESG innovation investment program. We aim to prioritize sourcing recent vintage offsets – where carbon removal has been achieved in the past five years – from projects in regions where we operate. This allows us to maintain closer oversight of project governance, including the opportunity for in-person site visits, and aligns with our goal of purchasing offsets where the carbon removal impact has been recently achieved. Offsetting for residual emissions started in 2025. We define our emissions from own activities, which we compensate for as of 2025, as our scope 1, scope 2 and scope 3 categories 6 (business travel) and 7 (employee commuting). In 2025, we compensated for 104 kt of CO2e through the GreenTrees Reforestation Project in the US, which accounted for 100% of the total remaining emissions from own activities. The project is registered with the American Carbon Registry (ACR) and follows its Methodology for Afforestation and Reforestation of Degraded Land. As of 2030, we expect compensation for supply chain emissions (our scope 3 categories 1, 2 and 4) will take place in the upstream value chain, at the level and expense of our suppliers. Achieving our GHG neutrality target will require our suppliers to deliver carbon-neutral products (and therefore offset any for residual emissions for products delivered to ASML) as of 2030. For the remaining product use emissions (scope 3 category 11), we continue our collaboration with customers to explore the technical possibilities to eliminate residual emissions from both improving production efficiency and moving toward 100% renewable electricity. Our pathway toward our scope 1, 2 and 3 emission targets Over the next two pages, we visualize our pathway toward our scope 1,2 and 3 emissions targets. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 154 General disclosures Environmental Social Governance How we are managing energy efficiency and climate action: Our Climate Transition Plan (continued) Levers for action

Our pathway toward our scope 1 and 2 emission targets 1. Historic values shown in the visual reflect the current reporting scope and calculation methodology, and may deviate from reported values in previous Annual Reports that were based on the reporting scopes and calculation methodologies used in the respective years. 2. In addition to our SBTi-validated target from 2021, the SB has applied an LTI performance measure on scope 1 and 2 emissions for the 2023-2025 period. Read more in Corporate governance – Remuneration report 3. The description of avoided and reduced emissions is on ASML’s company (being consolidated group) level. This differs from the guidance by the GHG Protocol on estimating and reporting avoided emissions, which is on product level. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 155 General disclosures Environmental Social Governance How we are managing energy efficiency and climate action: Our Climate Transition Plan (continued) 2019 2020 2021 2022 2023 2024 2030 2040 -26 60 54 50 49 46 33 26 Actual gross emissions (kt CO2e) 0% 11% 17% 19% 24% 46% 56% 75% 90% Emission reduction vs. base year (%) Scope 1 historic emissions1 Reducing energy use Scope 2 historic emissions1 Using renewable energy ASML’s SBTi emission target trajectory Emissions compensated 2025 SBTi target2 -25.2% emissions 2030 SBTi target -75% emissions 2040 SBTi target -90% emissions Growth at constant emission intensity Avoided/reduced emissions3 Projection based on 2025 emissions remaining constant Key actions Read more Manufacturing and buildings: Energy savings master plan 160 Manufacturing and buildings: Further gas reduction or green gas 160 Scope 1 and 2 target emissions in 2040 GHG neutrality target: Scope 1 and 2 emissions (manufacturing and buildings) 150 100 50 0 10 10 6.0 kt CO2e 2025

Our pathway toward our scope 3 emission targets 1. Historic values shown in the visual reflect the current reporting scope and calculation methodology, and may deviate from reported values in previous Annual Reports that were based on the reporting scopes and calculation methodologies used in the respective years. 2. The description of avoided and reduced emissions, included on the next page, is on ASML’s company (being consolidated group) level. This differs from the guidance by the GHG Protocol on estimating and reporting avoided emissions, which is on product level. 3. The values of historic emissions and emission compensation for business travel and employee commuting are too small to be visible at the current scale. 4. The absolute amount of residual emissions shown in the visual is equivalent to the -97% intensity target based on current Climate Transition Plan modelling assumptions, but is not a company target by itself. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 156 General disclosures Environmental Social Governance How we are managing energy efficiency and climate action: Our Climate Transition Plan (continued) 2025 SBTi target -35.3% emission intensity 2030 SBTi target -55% emission intensity 2040 SBTi target -97% emission intensity Projection based on 2025 emissions that scale with company growth Growth at constant emission intensity GHG neutrality target: Business travel Employee commuting3 Supply chain Entire value chain Key actions Avoided/reduced emissions2 Global decarbonization Read more Product use: energy reduction roadmaps 168 Logistics: air-to-ocean project 164 Purchased goods and services: commitments from suppliers 162 Product use: renewable energy at customers via SCC 171 Other projects, including on business travel and employee commuting3 166 167 Innovation gap Residual emissions4 Supply chain emissions1 Reducing energy use Product use emissions1 Using renewable energy ASML’s SBTi emission target trajectory 2019 2020 2021 2022 2023 2024 2025 2030 2040 7.6 7.6 10.8 11.0 13.6 12.0 11.6 Actual gross emissions (Mt CO2e) 1.44 1.12 1.10 1.02 0.96 0.83 0.67 0.65 0.04 Emission intensity (kt CO2e per €m gross profit) 0% 22% 24% 29% 33% 42% 53% 55% 97% Emission intensity reduction vs. base year (%) Mt CO2e 50 40 30 20 10 0 16.9 7.9 0.1 6.3 5.6 0.5 2.2 2.3

Our ambitions and progress To keep track with the pathway of our Climate Transition Plan – which is in line with the objective of the Paris Agreement – we have determined the following SBTi- validated and approved ambitions: Scope 1 and 2 The graph on page 155, visualizes our SBTi scope 1 and 2 targets (against a 2019 baseline value of 60 kt), namely: • Reduce absolute gross scope 1 and 2 GHG emissions by 25.2% by 2025: In 2025, with emissions of 26 kt CO2e, we have already reduced absolute gross scope 1 and 2 emissions from 2019 by 56%, exceeding the SBTi target. • Reduce absolute gross scope 1 and 2 GHG emissions by 75% by 2030: This translates to lowering our CO2e emissions to below 15 kt by 2030. • Reduce absolute gross scope 1 and 2 GHG emissions by 90% by 2040: This translates to lowering our CO2e emissions to below 6 kt by 2040. We have reduced our scope 1 and 2 emissions from 60 to 26 kt CO2e between our base year 2019 and 2025 by deploying our energy savings master plan of 2021–2025 – achieving energy savings by, for example, reusing waste heat from our factories for office conditioning through our energy grids, installing solar panels, replacing chillers, installing boilers and heat pumps, and optimizing the use of air-conditioning systems. We have also been working to further increase the amount of renewable electricity purchased for our premises in multiple locations around the world – reaching 100% for all our locations in 2025. Scope 3 For scope 3, (as shown on page 156) we have the following SBTi-validated and approved intensity targets (against the 2019 absolute baseline value of 7.6 Mt): • Reduce scope 3 GHG emissions per €m gross profit by 35.3% by 2025: This target represents an intensity reduction from our baseline value of 1.44 kt CO2e per €m gross profit to a target level of 0.93 kt CO2e per €m gross profit. Our achieved scope 3 emission intensity in 2025 was 0.67 kt CO2e per €m gross profit, this equals a reduction of 53% against our 2019 base year, achieving our SBTi target of 0.93 kt. In absolute scope 3 emissions, this corresponds to a 2025 target level of 15.7 Mt CO2e versus actual emissions of 11.6 Mt CO2e. • Reduce scope 3 GHG emissions per €m gross profit by 55% by 2030: This translates to lowering our CO2e emissions to below 19.5 Mt by 2030. • Reduce scope 3 GHG emissions per €m gross profit by 97% by 2040: This translates to lowering our CO2e emissions to below 2.3 Mt by 2040. In 2025, in absolute terms, scope 3 emissions accounted for 11.6 Mt – or 99.8% – of our total footprint. Of this, 5.2 Mt were ‘upstream’ emissions – mainly related to the goods and services we buy and ship – including 0.1 Mt from business travel and commuting. Our supply chain emissions are predominantly driven by purchased goods and services. The related emissions have increased compared to the 2019 baseline – primarily caused by our growth and accompanying spend. As we have calculated our purchased goods and services emissions based on spend, this is a logical trend. As an enabling step to reduce our supply chain emissions in the near future, we have been working on improving data quality through closer collaboration with our suppliers. Of our scope 3 emissions, 6.4 Mt were indirect ‘downstream’ emissions from the use of sold products at our customers’ sites. We measure the energy efficiency of our systems on total energy consumption per system and per wafer pass. There, we do see decreasing energy use per wafer pass for our EUV systems. In the short term, we expect emissions to remain correlated to our company’s growth. To achieve our ambitions in our Climate Transition Plan, we need to collaborate with our value chain partners to first stabilize and then reduce emissions, even as our company continues to grow. This can be done, for example, by increasing the capacity of renewable electricity in regions where some of our main customers operate. To help us achieve our SBTi ambitions and stay on track, we have set short and medium term topic specific targets, which you can read more about in the topic-specific sections to follow. Avoided and reduced emissions Avoided and reduced emissions are illustrated on our scope 1 and 2 and scope 3 pathway visualizations starting from the base year. They are defined by comparing a scenario of growth at constant emission intensity since 2019 (dotted blue line) to one that reflects the historic emissions trajectory and projected growth as of 2025 (dotted pink line). The difference between these two lines shows the combined impact of our past decarbonization actions and other factors resulting in emissions increasing less- than-proportional to profit growth. For the scenario of growth at constant emission intensity (ktCO2e/€m gross profit) we used the 2030 moderate sales opportunity and mid-point to mid-point gross margin guidance from the Investor Day 2024. For the purpose of the Climate Transition Plan only, we modeled further growth from 2030 toward 2040. The projected growth scenario is different for scope 1 and 2, and scope 3. Scope 1 and 2 We do not anticipate growth in absolute emissions, as we aim to develop gas-free new buildings if and when our potential growth requires us to do so. Scope 3 We modeled the projected 2040 scope 3 emissions based on progress made so far, and on expected scaling of key parameters that drive business-as-usual emissions per emission category – such as number of systems sold (for product use) and employee headcount (for business travel and commuting). Global decarbonization Global decarbonization reflects the assumed emissions reduction from electricity grids gradually shifting to renewables – and as a result decreasing the emission factors of average grid electricity. This is considered an exogenous effect and therefore not part of our emissions reductions. Global decarbonization is modeled based on current grid emission factors and renewable electricity percentages of countries where our value chain partners operate, combined with expected renewable electricity percentages toward 2030 and 2040 based on announced pledges or public information from these countries. Our key actions Our approach applies to ASML worldwide and focuses on seven material sub-topics, which include the key actions we defined to achieve our Climate Transition Plan ambitions. They are tailored to a combination of our organizational structure and external standards, and cover the most relevant emission categories for ASML across scopes 1, 2 and 3, according to the GHG Protocol. Scope 1 and 2 • Manufacturing and buildings: Including our energy savings master plans, renewable electricity sourcing and further gas reduction and green gas sourcing plans. Scope 3 • Purchased goods and services and capital goods: Including our actions to achieve our ambitions by closer collaboration with our suppliers, as part of our Strategic Sourcing & Procurement (SS&P) ESG sustainability program. • Logistics: Including our program to move from air to ocean freight where possible and feasible. • Business travel: Including our efforts to reduce our business travel and source sustainable aviation fuel (SAF). STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 157 General disclosures Environmental Social Governance How we are managing energy efficiency and climate action: Our Climate Transition Plan (continued)

Making carbon a financial consideration Energy-efficient heating and cooling of buildings at the Veldhoven campus We aim to drive continuous improvement in energy saving – from optimized controls in our cleanrooms, to on-site green hydrogen generation and reuse of waste heat, for example at our Veldhoven campus. • Employee commuting: Including our initiatives to switch to low-carbon travel modes. • Product use: Including actions to realize our energy-efficiency roadmaps for our different product categories, to ensure less energy is required to produce a chip – providing an opportunity for our customers to reduce their scope 2 emissions. The biggest impact can be achieved by customers purchasing renewable energy for their manufacturing locations, which we are further stimulating through active participation in the SCC. In addition, the information and communications technology (ICT) industry also has a material impact on the broader emissions of society, as defined by our DMA. There are a few smaller scope 3 categories (fuel- and energy-related activities, waste generated in operations, end-of-life treatment and investments) that we do not address explicitly. Although the resulting GHG emissions reduction is an integral part of overall target-setting, these categories make up less than 0.1% of our total scope 3 emissions. Innovation gap The innovation gap for scope 3 shows the additional emission reductions needed after the current key actions (as described in the next section) in order to reach the 2040 target. We aim to close this gap in collaboration with our supply chain partners and customers based on additional actions to be taken and agreed upon in the (near) future. To guide decision-making in internal business cases without creating direct monetary flows, we introduced a price for carbon emissions. Our internal carbon price enables us to consistently factor externalities from GHG emissions into business cases, creating increased internal awareness and supporting capital expenditure (capex) investments aimed at reducing carbon emissions and improving energy efficiency. The intended scope initially covers investment decisions in the emission categories we most directly control (scope 1 and 2) and the use of our products (scope 3 category 11), after which we will look to expand to external emission categories in collaboration with our value chain partners. In 2025, our initial internal carbon price was defined at €208 per tonne of CO2 (2024: €200). This price is indexed 4% per year by default. We considered reference points such as carbon credits based on EU European Trading System (ETS) historical prices and forecasts, peer benchmark based on a group analysis of more than 30 ICT industry peers, and cost-to-society benchmark studies in the Intergovernmental Panel on Climate Change (IPCC) report and in US Environmental Protection Agency (EPA) guidance. Our internal carbon price will be reviewed structurally on an annual basis, and on an ad hoc basis when circumstances arise, to align with our ESG ambition level. In the reporting year, we used the CO2 shadow price for investment decisions covering 0.8 kt, which corresponds to a 3% share of total gross scope 1 and 2 GHG emissions. The R&D shadow price is considered in R&D investment decisions that are relevant to achieving our scope 3 category 11 energy-reduction targets. However, the incremental part of our R&D investment decisions directly contributing to the achievement of our product use energy reduction targets cannot be derived from our total R&D costs. CO2 shadow prices are used exclusively in the context of managing investment projects. The internal carbon price is not currently used in asset valuations in the Consolidated financial statements. This campus includes office buildings and manufacturing facilities. In our manufacturing facilities, we build and test our lithography systems, so we need heating and cooling to maintain a constant temperature. There are several cooling systems at the site that generate residual heat, which would typically go to waste. However, through a heating and cooling network on our campus – a ring-pipe system that uses water to distribute thermal energy – this residual heat is now transported to nearby buildings. Local heat pumps installed in each building are at the heart of the system. These units make use of the difference between the water loop’s temperature and each building’s required temperature to provide heating or cooling while minimizing energy consumption. During winter, heat pumps extract residual heat from the water loop to provide heating for office buildings and industrial cleanrooms. In summer, the same system enables efficient cooling for office spaces by using the highly effective industrial cooling plants. By providing both heating and cooling, this system offers continuous comfort throughout the year and lowers dependence on conventional gas boilers. It is part of our energy savings master plan, which started in 2021, and aims to improve energy efficiency, reduce scope 1 and 2 greenhouse gas emissions, and decrease our dependency on natural gas in the Netherlands. We already achieved total energy savings of 148 TJ as a result of infrastructural projects executed between 2021 and 2025, exceeding our target of saving 100 TJ. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 158 General disclosures Environmental Social Governance How we are managing energy efficiency and climate action: Our Climate Transition Plan (continued)

Dependencies, challenges and locked-in emissions We are dependent on the actions taken by our customers (uptake of renewable energy) and suppliers (for example compensating for residual emissions from products to ASML) – and on the complexity of our supply chain, with a long tail existing of many different tiers. We are also dependent on the accessibility of affordable low-carbon energy, which is not available in all regions where we, our suppliers and customers operate. In addition, we are aware that the availability of carbon credits might be impacted by an increasing market demand toward 2030 and 2040. We also have to consider potential ‘locked-in’ GHG emissions – those caused by our assets and products sold within their operational lifetime. We still use gas boilers at multiple locations, for example, and it may take years to replace these with low-carbon alternatives. Our products, including critical components such as the EUV light source and the wafer and reticle stages, consume significant amounts of energy, and we are developing energy efficiency roadmaps aimed at minimizing this energy consumption as much as possible. However, whether the remaining energy use results in locked-in emissions largely depends on the availability of affordable low-carbon energy to achieve our ambitions toward 2040. As an active founding member of the SCC, we collaborate with industry partners and governments to promote the availability of, and access to, renewable electricity in the regions where our customers operate. We also foresee a challenge in our supply chain regarding hard-to-abate emissions, for example in purchasing low-carbon raw materials such as steel and aluminum – both used in our products and accounting for most of the weight of our machines. Currently there are no viable low-carbon alternatives and the production industries for these materials are not aligned with the Net Zero Emissions by 2050 Scenario provided by the International Energy Agency (IEA). We aim to investigate opportunities in these areas. For example, we are working on more sustainable design principles for our systems, products and processes to maximize reusability and recyclability of these materials – such as by opting for mono-material components. We also collaborate with suppliers to look into using materials that can be upgraded, refurbished or repaired, and thus reused. When no longer usable, we look into recycling of materials – and aim to use more recycled content in raw materials. We are also looking into sourcing certified materials to ensure they adhere to internationally recognized sustainability standards. At present, also due to these challenges, progress in reducing the carbon footprint of our supply chain has been slower than anticipated, as explained in our Purchased goods and services chapter. Potential impact of changes in our product portfolio To determine the emission-reduction trajectory for our Climate Transition Plan, we calculate different pathways using an internal modeling tool. The development over time of our sales product mix (EUV and DUV lithography systems, metrology and inspection systems, computational lithography) is modeled in line with our public guidance, as disclosed during our most recent Investor Day – which indicates that, toward 2030, we expect a gradual shift to larger percentages of EUV systems sold. We have not included any scenarios in which the future developments of new product families have been modeled, as we do not yet have a sufficiently clear view on the potential increases or reductions in energy consumption of those products. We will keep monitoring these innovative developments and incorporating them in our plans where needed. Climate Transition Plan investments In order to achieve our energy efficiency and climate action ambitions toward 2030 and 2040, we need to make significant investments. These include: • Capital expenditure – for example purchasing equipment to make our factories and other facilities more energy efficient, as well as lease contracts for new and/or renovated buildings. • Operating expenditure – for example investing in innovation, research and development to further improve the energy efficiency of our product portfolio. The investments in our key environmental sustainability actions resulting from our Climate Transition Plan are described in the following topic-specific chapters. Where applicable, the link to our EU Taxonomy assessment is described. The alignment assessment of our eligible investments is included in our EU Taxonomy disclosure. There, we also assess if our key economic activity (CE 1.2 Manufacture of electrical and electronic equipment) is – according to the Environmental Delegated Act – substantially contributing to the transition to a circular economy. Due to the nature and complexity of lithography systems, we are currently unable – and expect in the near future to remain unable – to meet all the technical screening criteria from the EU Taxonomy, as explained in our Circular economy section. We support the transition to a sustainable economy by means of our key actions and related investments made as part of our circular strategy and for our climate action pathway to reach GHG neutrality by 2040. Read more in Sustainability statements – Environmental – EU Taxonomy EU Paris-aligned benchmarks EU Paris-aligned benchmarks are indices where the total GHG emission levels of all underlying assets are aligned with the Paris Agreement – which aims to limit the rise in global temperatures to well below 2°C above pre-industrial levels, and to pursue efforts to keep the rise to 1.5°C. Companies can be excluded from these benchmarks if they significantly harm one or more of the environmental objectives of the EU, however ASML is not excluded. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 159 General disclosures Environmental Social Governance How we are managing energy efficiency and climate action: Our Climate Transition Plan (continued)

0 50 100 150 200 2024 2025 Achieved 2025 target: 100 TJ 0% 20% 40% 60% 80% 100% 2024 2025 Achieved 2025 target: 100% -40 -30 -20 -10 0 10 20 30 40 2024 2025 Achieved 2025 target: GHG neutral Our objective We aim to reduce emissions from our manufacturing locations and buildings by lowering energy consumption, increasing the use of renewable energy, and compensating for residual emissions. Our scope In scope are our scope 1 and 2 emissions from manufacturing and buildings, which include our manufacturing locations and both owned and leased office locations worldwide. We report on all our buildings in use. Scope 1 emissions comprise direct CO2 emissions from the use of natural gas – the majority of which is used for heating and humidifying our buildings – petrol and diesel used for generators, process CO2 used in our operations and the use of company cars. Scope 2 emissions arise from our purchased heat and electricity, which accounts for approximately 83% of our energy use. Most of our electricity consumption relates to the manufacturing of chipmaking equipment – assembly and testing of lithography, metrology and inspection systems – and maintaining consistent climate conditions such as temperature, humidity and air quality in our cleanrooms. Targets and performance Become GHG neutral for scope 1 and 2 emissions from our manufacturing and buildings by 2025 We have reduced our scope 1 and 2 emissions from 60 kt to 26 kt between 2019 and 2025 by deploying our energy savings master plans and purchasing more renewable electricity. The residual emissions (26 kt) have been compensated for to reach our GHG neutrality target. Scope 1 and market-based scope 2 emissions In addition to our GHG neutrality ambition we have set an SBTi-approved target to reduce absolute gross scope 1 and 2 GHG emissions by 25.2% by 2025, as part of our Climate Transition Plan. We are aligned with our target trajectory, having already reduced absolute scope 1 and 2 emissions from 2019 by 56%, exceeding the SBTi target. We have defined two additional targets related to manufacturing and buildings: Achieve energy savings of 100 TJ from energy-saving projects in our own operations worldwide by 2025 100 TJ 148 TJ In 2025, as part of our energy savings master plan, we executed key projects in the Netherlands, Germany, the US and Taiwan, resulting in 48 TJ of annual energy savings. Total energy savings amounted to 148 TJ as a result of infrastructural projects executed between 2021 and 2025, exceeding our target of 100 TJ and the equivalent of 26 kt CO2e using location-based emission factors. Having achieved our target, we want to continue our energy savings journey beyond 2025. To support this ambition, we have established an energy savings master plan toward 2030 with a target of another 130 TJ reduction by 2030. Purchase 100% renewable electricity for our own operations worldwide by 2025 100% At the end of 2025, the share of renewable electricity was 100%. Our target was achieved by upgrading our long-term power purchase agreement (PPA) in Taiwan to 100% renewable electricity. We also purchased 100% renewable electricity for the first time in South Korea, Singapore, Malaysia and Japan. Furthermore, as a result of our company’s continued growth, we have purchased additional renewable electricity for locations where we already sourced 100% renewable electricity last year. Our actions and resources Progressing with our master plan to reduce energy consumption Our five-year energy savings master plan covered each of our five largest industrial sites and comprised more than 80 projects. It aimed to reduce energy consumption through direct annual savings of at least 100 TJ by 2025, through projects executed in the period from 2021 to 2025. The main components of the master plan were improving the efficiency of the technical installations used for our operations, and optimizing our portfolio by building new offices that meet the latest green building standards – such as BREEAM (Building Research Establishment Environmental Assessment Method) in Europe, LEED (Leadership in Energy and Environmental Design) in the US and Asia, and LEED/Green Standard for Energy and Environmental Design (G-SEED) in South Korea. Reducing our use of natural gas is also a key objective, and we’re implementing an energy grid – expected to complete in 2026 – that reuses waste heat from our factories and offices at our site in Veldhoven. This grid includes a two-pipe loop providing waste heat for heating in winter and energy-efficient cooling in summer, and we’re incorporating adiabatic humidification. The use of natural gas in Veldhoven was reduced from around 4.4 million m3 (baseline 2019) to around 3.5 million m3 by 2025, driven by the energy grid and other energy-saving measures – including using heat pumps instead of combustion heating. It is expected to be further reduced through projects scheduled for completion in 2026. Using renewable energy We’re driving a shift to renewable energy by increasing the share of direct green electricity purchases – so-called ‘bundled’ renewable electricity – sourced close to our premises. In the Netherlands, we are in the fifth of a 10 year purchase agreement for green electricity for our installations, and are increasing the share of our own renewable electricity generation through increasing the number of solar panels. In Taiwan, we upgraded our PPA with the aim of ensuring that, by 2025, our operations there would be powered entirely by renewable energy – since we do not use gas in Taiwan, we have achieved this aim. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 160 General disclosures Environmental Social Governance Energy efficiency and climate action: Manufacturing and buildings 33 kt 26 kt-26 kt 96%

Resources The total investments toward our five- year energy savings master plan in 2025 amounted to €126 million, of which the projects for the heat pumps and renovation of office buildings in Veldhoven, and the solar panels for our San Diego location, are the most significant. In total, next to external support, 10 FTEs worked on the energy savings master plan. The net proceeds of the Green Bond we have issued in 2022 have been fully allocated to eligible green building projects by the end of 2024. Our solar panel, energy grid and heat pump investments directly contribute to our target of 100 TJ savings by 2025. The capex is assessed under EU Taxonomy activities CCM 4.1 Electricity generation using solar photovoltaic technology, CCM 4.9 Transmission and distribution of electricity, and CCM 4.16 Installation and operation of electric heat pumps. For the renovation of buildings, we have included our total investments. The incremental part of the investments directly contributing to the achievement of the target of 100 TJ savings by 2025 cannot be derived from our total renovation expenditure. We have renovated multiple buildings over the past year – the corresponding capex is considered eligible under EU Taxonomy activity CCM 7.2 Renovation of existing buildings. We classified the activity under climate change mitigation because the focus is on improving energy efficiency rather than circularity. As part of our energy-savings master plan we anticipate similar investments up to 2030 related to the renovation of buildings, hydrogen projects, solar panels and multiple smaller infrastructural improvements at our sites. To report our market-based scope 2 emissions, we include the share and types of energy attribute certificates (EACs) in the metrics table on page 172. The total current expenditure for these EACs amounted to €6.9 million for 2025. Grid congestion in the Netherlands Despite our continued efforts to reduce the energy demand of our operations, we recognize that the broader challenge of grid congestion in the Eindhoven area extends beyond the boundaries of our company alone. While our investments in energy efficiency projects decrease our dependency on conventional grid capacity, the national electricity network is facing increasing strain due to rapid electrification, expanding industries, and rising demand from households and mobility. We therefore engage proactively with industry peers, national and local grid operators, and public stakeholders to schedule and support long term solutions, such as grid reinforcement and future smart balancing, in line with our demand. Read more in Sustainability statements – Environmental – EU Taxonomy Looking ahead In 2026, execution of the energy savings master plan for the 2026–2030 time frame will commence. This includes over 60 projects covering each of our five largest industrial sites, with the goal of achieving a reduction of another 130 TJ. In the coming years, we also plan to expand the use of solar panels at our sites in Europe, the US and Asia – we intend to have more than 20,000 solar panels on our roofs by 2030. This should lead to a total saving in purchased energy of around 30 TJ per year, and a total CO2e emission reduction of around 2 kt per year. Preparations are also underway to begin integrating green gas into our energy strategy, starting in 2028. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 161 General disclosures Environmental Social Governance Energy efficiency and climate action: Manufacturing and buildings (continued) 33 17 26 0 2024 emissions net of renewable energy Step up toward 2025 gross emissions before renewable energy Step up toward 2025 of renewable energy purchase Energy savings master plan reduction 2025 gross emission net of renewable energy 2025 emissions compensated 2025 net emissions Kt CO2e 2024 emissions net of renewables Using renewable energy Reducing energy use 2025 gross emissions before renewables Emissions compensated -23 -1 -26 60 50 40 30 20 10 0 Manufacturing and buildings GHG neutrality pathway Key energy-saving projects in 2025 In 2025, we saw an acceleration of the energy-saving projects in the master plan. These included: • Improving the energy efficiency of our DUV factory by renovating the building in Veldhoven (savings approximately 3 TJ per year). • Upgrading the chiller installation and installation of electrical steam humidifiers in Eindhoven (savings approximately 9 TJ per year). • Insulating piping systems in Wilton (savings approximately 4 TJ per year). • LED lighting projects in Taiwan and Veldhoven (savings approximately 2 TJ per year). • Multiple small improvements during the year and projects from earlier years, finalized in and accounted for as of 2025 (savings approximately 30 TJ total per year). Together with earlier projects realized as of 2021, we exceeded our target of saving 100 TJ per year by 2025.

0% 20% 40% 60% 80% 100% 2024 2025 0 1,000 2,000 3,000 4,000 5,000 6,000 2024 2025 Our objective We aim to reduce emissions in our supply chain by working closely with suppliers to embed low-carbon practices and drive systemic change toward a GHG neutral supply chain by 2030. Our scope Our systems comprise hundreds of thousands of parts, most of which come from our suppliers. The elevated carbon footprint of our purchased goods and services is largely attributable to the energy- intensive manufacturing processes and complex supply chains of the materials used in their production – including printed circuits, optics, electronics and metals like steel and aluminum. Our supply chain emissions are predominantly driven by purchased goods and services, corresponding to scope 3 category 1 Purchased goods and services and category 2 Capital goods – the scope of this section. For purchased goods and services, all upstream (in other words, cradle-to-gate) emissions from the production of products purchased or acquired by ASML are in scope. Products include both goods (tangible products such as capital goods, materials, parts and modules) and services (intangible products such as maintenance contracts). Purchased goods and services (85%) and capital goods (8%) contribute to 92% of upstream emissions. Most of the remaining upstream emissions are from outbound logistics (scope 3 category 4). Targets and performance Become GHG neutral for scope 3 emissions related to purchased goods and services by 2030 Reaching GHG neutrality by 2030 requires strong collaboration with our suppliers. Although our Climate Transition Plan highlights challenges in addressing hard-to-abate supply chain emissions, we are encouraging them to commit to reducing their carbon footprint by 2030 through improved energy efficiency, increased use of renewable energy, collaboration throughout the entire value chain, and offsetting as a last resort. Achieving our target requires that any future compensation for residual supply chain emissions (remaining scope 3 categories 1, 2 and 4 emissions after reduction) be undertaken within the upstream value chain, at the level and expense of our suppliers. 4,951 kt 4,781 kt In 2025, total emissions related to purchased goods and services (including capital goods) were 4,781 kt CO2e – which is higher than our base year 2019 emissions of 2,841 kt, primarily due to business growth and the increased need for goods and services. As long as we rely on spend-based emissions data, our calculated CO2e emissions will fluctuate in line with our expenditure. To enhance the accuracy of our reporting, we intend to transition from a spend-based method toward supplier-specific data for scope 3 categories 1 and 2 emissions, enabling us to better reflect suppliers’ emission reduction efforts in our emissions reporting. Get commitment from our top-80% suppliers (based on CO2e emissions) to reduce their CO2e footprint by 2030 17% 32% We set this target to encourage suppliers in our shared journey toward becoming GHG neutral by 2030. By year-end 2025, 32% of our top suppliers in scope had committed to reducing their CO2e footprint by 2030. We aimed to achieve a 45% commitment by the end of 2025 to enable us to remain on track for the 2026 target; however, performance did not meet this goal. In 2025, we updated our calculation methodology to introduce greater granularity in categorizing the different types of GHG reduction commitments set by our suppliers. Our key assumption incorporated is that supplier spend-based emissions grow proportional to ASML toward 2030, based on the sales and gross margin guidance from the Investor Day 2024. This update in methodology resulted in an increase of commitment by suppliers from 9% to 17% in 2024. Our suppliers are facing challenges in their efforts to reduce GHG emissions. A key barrier identified is the cost of decarbonization, including investments in low-carbon technologies and the potential expense of carbon offsetting. These financial constraints are limiting suppliers’ ability to commit. Additionally, insufficient data quality is hindering suppliers from making well-informed and balanced commitments. Many are still developing GHG reporting infrastructure. With our proactive approach to sustainability reporting we recognize that the availability and quality of supplier emissions data is still evolving in our industry. Finally, suppliers are dependent on both upstream and downstream partners to enable reductions. They rely on their own supply chains (which often cause the bulk of their total emissions) for low-carbon inputs and on clients like us to mandate low-carbon product designs. While we are still working to reach our 2026 target of 75% commitment from our top-80% suppliers (based on CO2e emissions) to reduce their CO2e footprint toward GHG neutrality, we acknowledge this will be challenging based on the current status. While progress is ongoing, it is possible that achieving this target may take longer than initially anticipated. Our actions and resources Engaging and collaborating with our suppliers Our SS&P ESG sustainability program is a key enabler in our efforts to reduce scope 3 emissions by actively engaging and collaborating with suppliers. Our aim is to engage with value chain partners who share our values and are dedicated to maintaining environmental standards. Upskilling our supplier account teams in carbon literacy In 2025, we held knowledge sessions to inform and train our internal teams on specific supplier GHG emission topics. The Supplier Audit teams also took part in a dedicated training program. Re-affirming supplier commitments to ESG We asked suppliers to sign our letter of commitment (LOC) to commit to and collaborate with us to achieve our ESG ambitions. By signing, they agree to: measure and share their CO2e emission data with ecosystem partners; set ambitious targets to reduce or compensate for CO2e emissions; and collaborate with ASML and ecosystem partners to remanufacture used system parts, tools, packaging and other materials, to maximize reuse. For the estimated emission reduction of this action, we refer to our Climate Transition Plan. Since 2024, we continuously focus on suppliers’ data quality and informing and training them on calculation methodologies for their scope 1, 2 and 3 emissions. In 2025, we focused on strategies to reduce the STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 162 General disclosures Environmental Social Governance Energy efficiency and climate action: Purchased goods and services Off track 2026 target: 75% Off track 2030 target: GHG neutral carbon footprint of materials throughout their lifecycle. We also discussed options for reducing carbon emissions in their upstream supply chain and own operations, including sustainable sourcing, more environmentally friendly transportation modes and increased use of renewable energy in their facilities. Additionally, we identified a supplier need for specific ‘green design’ requirements from their customers, such as ASML. Internally, we see growing focus and support for reducing our upstream carbon footprint. We have contracted a service provider to help us improve suppliers’ emissions data quality. The number of FTEs in the SS&P ESG sustainability program remained at five in 2025. Tackling energy efficiency and emissions industry-wide We increasingly cooperate cross-industry to reduce emissions across our value chain. In practice this means working with our supplier base and sharing our Supplier Handbook, and working with customers and peers, both directly and in cross-industry collaboration platforms – such as the SCC – to address energy efficiency and climate change issues, increase transparency and collaboration, and increase global access to renewable electricity. Identifying low carbon footprint alternatives We believe an effective way to estimate the carbon footprint of purchased goods and services is life cycle assessment (LCA) that uses mass data. Conducting an LCA typically requires significant data collection and effort, so we developed a simplified LCA tool: The Carbon Quickscan tool. With this tool, we were able to conduct a mass-based carbon assessment of an entire product – the TWINSCAN NXT:870B. We collected and stored data on mass, material, assembly, testing and transport at the building-block level. Over a six-month period, the assessment included more than 400 building blocks and provided new insights on the carbon footprint of our products. Building on the carbon data collected last year, we aim to integrate our cost of goods reduction initiatives with our ongoing supplier GHG reduction commitment program. Through this combined approach, we encourage suppliers to reduce the carbon footprint of products delivered to us—by increasing reuse or identifying alternative low-carbon, low-cost solutions. Looking ahead In the coming years, we will stay focused on the following activities to reduce emissions in our supply chain: • We are actively engaging with the top-80% of our suppliers. We stimulate our Tier 1 suppliers to engage with their own suppliers to extend decarbonization efforts upstream. In cases where these suppliers are also our direct suppliers, we work together to maximize our joint leverage and accelerate impact. • We are further expanding our training curriculum to support both internal teams and suppliers in better understanding and calculating scope 3 emissions. This capacity-building effort is closely linked to our ambition to improve the quality of supplier-reported CO₂e emissions data. As part of this initiative, we are collaborating with suppliers to enhance data accuracy and consistency, with the goal of collecting verified emissions data from our top 100 suppliers. • Following on from our first CO2e footprint estimate with the Carbon Quickscan tool, we are enhancing our internal capabilities to conduct LCAs on (parts of) our products and use our data for further analysis. This will help identify high-carbon-footprint hot- spots in our supply chain. Based on these findings, we actively engage with suppliers to explore opportunities for reducing carbon emissions through sustainable design, material efficiency and low-impact manufacturing. We are beginning to explore how to increase our use of low-carbon materials, as we believe this will become a key pillar in reducing the overall carbon footprint of our products. We intend to transition from a spend-based method toward supplier-specific data for scope 3 categories 1 and 2 emissions. However, we experience that many suppliers are not yet equipped to report emissions in line with the GHG Protocol Corporate Standard, partly due to the relief provided by the EU Omnibus Regulation, which delays their CSRD reporting obligations. To maintain consistency, we continued to apply the spend-based method in 2025. Meanwhile, we actively collaborate with suppliers to build readiness and support future data maturity. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 163 General disclosures Environmental Social Governance Energy efficiency and climate action: Purchased goods and services (continued)

0 50 100 150 200 250 300 350 2024 2025 On track 2030 target: GHG neutral Our objective We aim to reduce emissions by reconsidering our logistics flows and collaborating with logistics partners to transition toward more sustainable modes of transport. Our scope In scope are scope 3 category 4 emissions, related to transportation and distribution services purchased by ASML, including inbound logistics (such as transportation of materials, parts and modules from suppliers to our facilities), outbound logistics (such as transportation of products to customers), and outsourced logistics between our own facilities. Outbound logistics services purchased are categorized as ‘upstream’ because they are a purchased service. Included are GHG emissions related to freight – such as those from air freight, ocean freight and road transport – and emissions caused by the use of outsourced warehouses. Targets and performance We have one target for our scope 3 emissions related to logistics (category 4): Become GHG neutral for scope 3 emissions related to logistics by 2030 322 kt 302 kt The base year is 2019, with scope 3 emissions related to upstream transportation and distribution of 213 kt CO2e. Last year, we began enhancing and substantiating the emissions data we receive from our logistics service providers per modality and product – allowing us to break down emissions and work together with the business on initiatives to reduce their impact. Our scope 3 emissions with regard to logistics in 2025 were 302 kt, with 276 kt coming from air transportation. This increase from the baseline is due to the growth of our business, which requires more transportation and distribution. However, our scope 3 intensity continues to decline, and we currently remain on track to meet our intensity targets. As part of our SS&P ESG sustainability program, we actively engage and collaborate with our suppliers to help reduce scope 3 emissions – and we have identified a number of logistics-related initiatives that will support this approach. Specifically for logistics, we also aim to achieve significant emission reductions by rethinking preferred modes of transportation. Scope 3 emissions from logistics Our actions and resources Rethinking shipping routes In 2025, we further progressed with our efforts to avoid shipping all products centrally from Veldhoven in the Netherlands to our global customers, along with initiatives aimed at sourcing more parts and tools locally. Aiming for more sustainable and cost- effective transportation modes Our long-term transport vision is to move to ocean freight where possible and feasible, reducing our GHG emissions significantly. Switching our transportation flows from air to ocean has the potential to achieve a 70–85% cost reduction opportunity and a 95% CO2e reduction per kilogram shipped. Our customers acknowledge the importance of more sustainable transportation, but also express their concerns regarding increased transit times and risk of cargo damage. Through multiple projects, we are working with our freight teams and customers to drive this transition. Our air-to-ocean project went from the pilot phase in 2024 to the minimum viable project phase in 2025. Our ambition for 2025 was elevated compared to 2024, with the goal to ship more mature DUV and metrology and inspection systems via ocean freight – and we achieved this. With our cross-company, cooperative approach to multiple ocean freight initiatives, we realized significant successes in 2025. For DUV, the shipment of 17 full systems saved us around 3 kt CO2e, while transport materials used for system shipments returned to Veldhoven resulted in approximately 9 kt CO2e savings. For metrology and inspection systems, we saved about 0.1 kt in 2025 by shipping 12 systems to customers – and launched a project to also ship several inbound modules by ocean freight, resulting in around 2 kt CO2e reduction. At the start of 2025, we conducted a comprehensive request-for-quotation process for all our sea freight requirements, and selected a logistics partner that shares our ambitious goals. They will contribute to reducing our emissions by increasing bio- methanol usage for their fleet of dual-fuel methanol container vessels. To support the move to more sustainable transport and shipping modes – and in advance of future EU regulations (‘ReFuelEU’) requiring all airlines to follow suit – we continued investment in sustainable aviation fuel (SAF). This reduced our CO2e emissions by 6 kt – 2% of our total freight emissions for 2025. We will engage with both suppliers and customers on options to change transportation modes where possible from air to ocean freight, and with our logistics partners to buy more SAF for any transportation and distribution still done by air. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 164 General disclosures Environmental Social Governance Energy efficiency and climate action: Logistics G H G e m is si on s (in k t C O 2e ) 322 kt 302 kt Air transport Road transport Marine transport Other (incl. storage) 2024 2025 0 kt 100 kt 200 kt 300 kt 400 kt

Resources For transporting DUV and metrology and inspection systems by ocean freight, within the current transport tool pool we were able to support air-to-ocean projects. Furthermore, because of our elevated ambitions and the increasing lead time due to returns of containers via ocean freight, we agreed with our forwarders to increase the number of our leased ocean containers by 63 – leading to higher yearly expenditure of €1.0 million. In 2026, we aim to absorb the step up to high-volume ocean freight of our mature systems in our current transport tool pool by optimizing utilization of these tools. To facilitate the transition from air to ocean freight for the common platform (EUV), we have started developing special containers for safe transportation by sea in 2030. In 2025, the investment in this development focused mainly on manpower and D&E capability. We dedicated 20 FTEs to the air-to-ocean project. Investments in more sustainable transportation modes are also motivated by considerations of future cost-effectiveness. For SAF use in logistics, we have agreements in place with all our forwarders whereby one or both parties spend a small percentage of the annual air-freight cost or revenue attributable to ASML in SAF. In 2025, we contributed €0.4 million on SAF programs from our forwarders, while €1.2 million worth of SAF is used for our air freight. For next year, we intend to continue optimizing our SAF strategy. Looking ahead We are progressing toward our target of achieving GHG neutral scope 3 emissions for logistics by 2030. In 2026, we plan to keep working on obtaining more accurate emissions data from our logistics partners as well as our collaborative reduction actions. To further reduce emissions, in the coming years we will be focusing on: • Aiming in 2026 to reach the full product project phase to ship mature DUV and metrology and inspection systems in high volume via ocean freight. • Progressing our pilot project to ship EUV modules via ocean freight in the future • Investigating the possibilities to reduce the emissions of the outsourced warehouses we use worldwide and the trucks used for the last mile. To reach our GHG neutrality target by 2030, we are dependent on compensation for the residual emissions by our logistics partners. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 165 General disclosures Environmental Social Governance Energy efficiency and climate action: Logistics (continued)

-80 -60 -40 -20 0 20 40 60 80 2024 2025 Achieved 2025 target: GHG neutral Our objective We aim to reduce emissions from business travel by limiting travel where possible, encouraging train and electric vehicle for shorter distances and contributing to SAF programs, while compensating for residual emissions. Our scope In scope are scope 3 category 6 emissions, related to transportation of our employees and the ‘N1-conversion’ category of non- employees for business-related activities in vehicles owned or operated by third parties, such as aircraft, trains, buses and passenger (rental) cars. Hotel stays are also included. Targets and performance We have defined one target for our scope 3 emissions related to business travel (category 6): Become GHG neutral for scope 3 emissions from business travel by 2025 In the base year 2019, our business travel emissions were 97 kt CO2e. In 2025, taking into account our continuous critical focus on travel budgets and SAF purchases, total emissions were 32 kt. The residual emissions (32 kt) have been compensated for to reach our GHG neutrality target. Scope 3 emissions from business travel Our actions and resources Reducing emissions globally In 2025, we continued to evaluate travel budgets globally to identify potential areas for emission reduction. We also introduced enhanced management travel dashboards for increased insights and awareness on business-travel-related emissions. We stimulated green travel by encouraging employees to use train travel or electric cars for specific destinations such as Berlin, and switching to electric vehicles (EVs) in our rental car program in Veldhoven. By increasing SAF purchases for part of our global business journeys, we were able to further reduce residual emissions by 28 kt CO2e (2024: 7 kt). In the Netherlands, we signed the Dutch Business Sustainable Mobility Pledge,1 which commits us to achieving a gross emission reduction from business travel of 50%. With emissions of 0.73 t CO2e per FTE in 2025, we have already met this commitment compared to our 2019 base year value of 3.88 t CO2e per FTE, which is partly attributable to the change in reporting method for aviation. We aim to keep the emissions per FTE below current levels, with a continued emphasis on seeking additional improvements. To assess the effectiveness of these actions, we report progress internally against our business travel targets. In addition, our CO2e emissions dashboard indicates to what extent CO2e emissions need to be reduced by SAF purchases to meet our future targets – and how much remains to be compensated for by carbon credits. Resources We are only able to directly relate our financial investments in SAF to the achievements toward our GHG emission-reduction targets for business travel. In 2025, we contributed €3.6 million to the SAF program of the business travel airline. Looking ahead In 2026, we will continue our strict ‘need-to- travel’ policy while investigating opportunities to further reduce travel overall. We plan to continue our existing strategy using SAF and we plan to compensate for the residual emissions, which are expected to be in line with the current year. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 166 General disclosures Environmental Social Governance Energy efficiency and climate action: Business travel G H G e m is si on s (in k t C O 2e ) 65 kt 32 kt 2024 2025 0 kt 20 kt 40 kt 60 kt 80 kt Air travel (after SAF purchase) Car rental Public transport Hotel Taxi 1. In the Dutch Business Sustainable Mobility coalition, around 70 organizations representing more than 550,000 employees in the Netherlands have signed up for the Dutch Business Sustainability Mobility Pledge, which sets out the ambition of the front-runners of the Dutch business community to explore the potential of a sustainable shift in business mobility. The main, shared ambition is to reduce CO2e emissions from business travel by 50% per FTE in 2030 against the base year 2016. Due to data availability, we use the (updated) base year of 2019 rather than 2016. 65 kt 32 kt-32 kt

-60 -40 -20 0 20 40 60 2024 2025 Achieved 2025 target: GHG neutral Our objective We aim to reduce emissions from employee commuting by supporting the shift to alternative modes of transport and the shift to electric vehicles, while compensating for residual emissions. Our scope In scope are scope 3 category 7 emissions, related to the transportation of (fixed-contract) employees between their homes and worksites. Targets and performance We have one target related to reducing our scope 3 emissions from employee commuting (category 7): Become GHG neutral for scope 3 emissions from employee commuting by 2025 Our commuting emissions (predominantly relating to commuting by car) increased from 36 kt to 45 kt CO2e in 2025, mainly because of our methodology update this year, where we transitioned from estimating office presence to more direct data through a more consistent global rollout of badge-swipe tracking. Furthermore, we had a slight increase in total FTEs. The residual emissions (45 kt) have been compensated for to reach our GHG neutrality target. We promote a balanced working-from- home policy and have developed a mix of sustainable commuting options for our employees, encouraging people to travel to work by bicycle or public transport. Alongside this, we provide shuttle bus services from park-and-ride locations and offer satellite offices in the Netherlands. We aim to lower our CO2e emissions and environmental impact, while also releasing pressure on road infrastructure and congestion. Scope 3 emissions from commuting Our actions and resources Continued impact through the Dutch Business Sustainable Mobility Pledge In the Netherlands, the Dutch Business Sustainable Mobility Pledge also requires a gross emission reduction from commuting. We provide national railway commuting cards to employees to stimulate travel to the office by public transport. In addition, we provide sufficient EV charging options, as well as campus e-bikes and on-demand shuttle buses for inter-campus transportation. To stimulate the use of bicycles for commuting, we continued a cycling reward of €0.35 per kilometer, and offer cycling lessons for colleagues not used to riding a bike. With emissions of 1.05 t CO2e per FTE working in the Netherlands in 2025, we have reached the level of our 2030 commitment of reducing 50% compared to our base year value of 2.30 t CO2e per FTE in 2019. Exploring global additional reduction initiatives To close the target gap for employees globally, we are aiming to improve data quality and insights of employee commuting emissions worldwide. In 2024, we started an employee commuting decarbonization project across seven representative locations to better understand commuting habits, reduce emissions and promote greener commuting options – not only in the Netherlands, but in our operating regions worldwide. Input from employees provided us with insights into their preferences in low-carbon transport, which will likely lead to targeted interventions to further reduce commuting emissions in later years. In 2025, we worked with four key pilot sites to align reduction of emissions through adoption of EVs and alternative modes of transport per site and which incentives to put in place for using shuttle buses, bicycles or public transport. We also made steps on improving data collection and tooling to enable data- driven decision-making based on actual employee commuting data. Resources We dedicated two FTEs to the commuting decarbonization project. In 2025, we invested €0.1 million in EV chargers and additional campus e-bikes. We also spent €1.3 million to compensate for 45 kt CO2e of our commuting emissions. Looking ahead Based on the lessons learned from the commuting decarbonization project, we aim to set up targeted interventions in both the Netherlands and other countries we operate in to reduce commuting emissions – for example by exploring opportunities to increase the adoption of electric vehicles and organize for the related infrastructure. In 2026, we aim to continue working on improving our commuting data, focusing on four different sites: Veldhoven (the Netherlands), San Diego (US), Berlin (Germany) and Pyeongtaek (South Korea). Finally, we intend to compensate for the residual emissions, which are expected to be in line with the current year. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 167 General disclosures Environmental Social Governance Energy efficiency and climate action: Employee commuting Car Public transport Other G H G e m is si on s (in k t C O 2e ) 36 kt 45 kt 2024 2025 0 kt 10 kt 20 kt 30 kt 40 kt 50 kt 60 kt 36 kt 45 kt-45 kt

0% -2% -4% -6% -8% -10% -12% -14% 2024 2025 Not achieved 2025 target: -60% 0 2 4 6 8 10 2024 2025 0% -20% -40% -60% -80% -100% 2024 2025 Achieved 2025 target: -10% Our objective In collaboration with our customers, we aim to reduce emissions from product use when designing new lithography, metrology and inspection systems or parts, increasingly focusing on reducing their energy consumption, supporting progress toward GHG neutrality by 2040. Our scope The largest portion of our (indirect) GHG emissions arises during use of our systems at our customers’ factories. Our scope 3 emissions from the use of sold products relate to scope 3 category 11. In scope are expected lifetime emissions from the use of goods and services we sell: EUV and DUV lithography systems, metrology and inspection systems and computational lithography. Targets and performance Until 2025, energy efficiency targets were set for the EUV NXE product family. From 2026 onward, we plan to extend these targets to include EUV EXE and DUV NXT product families. Achieve a 10% decrease (on 2018 baseline) in absolute equivalent power consumption (MW) of our NXE systems by 2025 For the TWINSCAN NXE:3800E, the total power consumption decreased 0.06 MW to 1.26 MW compared to 2024. Compared to the 2018 baseline figure of 1.44 MW, this is a reduction of 13%. -9% -13% Recent energy savings were mainly achieved by the first sleep mode deliverable, called RF Sleep Mode, released in 2024 and instant saving in system power consumption when the system is in sleep mode. This feature, combined with additional enhancements, results in exceeding our target of a 10% reduction by 2025. Energy use per wafer pass Based on the latest measurement of the NXE:3800E, energy use per wafer pass was 5.5 kWh/wafer – versus our 2025 target of 5.1 kWh/wafer. Despite not reaching our target, this is an improvement from the 5.9 kWh/ wafer measurement taken in 2024, primarily attributable to increased productivity. 5.9 kWh 5.5 kWh The throughput increased from 220 to 230 wafers per hour due to our Productivity Enhancement Package – Extended (PEP-E), a bundle of software improvements designed to increase wafer throughput and improve energy efficiency in EUV lithography systems. In all, energy per wafer pass decreased from 5.9 to 5.5 kWh, a reduction of 57% against our target reduction of 60% versus our 2018 baseline of 12.8 kWh/wafer. Achieve a 60% decrease (on 2018 baseline) in equivalent energy consumption (kWh/wafer) of our NXE systems by 2025 While we have made significant progress, shifts in the EUV product roadmap scope have impacted our trajectory. The 2025 target of a 60% decrease in energy use per wafer pass was not fully achieved within the intended time frame. However, the technical groundwork we have laid gives us confidence that we are well positioned to achieve this target value in the near future, as we aim to continue our emission reduction journey beyond 2025. Therefore, we have extended our target to achieve an energy use per wafer pass of 4.7 kWh by 2027 – equal to a 63% decrease in equivalent energy consumption (kWh/wafer) compared to 2018. Scope 3 emissions from product use G H G e m is si on s (in k t C O 2e ) 6,569 kt 6,443 kt 2024 2025 0 kt 2,500 kt 5,000 kt 7,500 kt EXE PAS HMI NXE XT Other NXT YieldStar STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 168 General disclosures Environmental Social Governance Energy efficiency and climate action: Product use Not achieved 2025 target: 5.1 kWh -54% -57%

Reducing emissions from the use of sold products In 2025, total emissions from the use of sold products were 6,443 kt CO2e, of which EUV accounted for 3,257 kt CO2e, DUV for 2,824 kt CO2e, and metrology and inspection systems for 311 kt CO2e. Between 2019 and 2025, total emissions from the use of sold products have increased from 4,374 kt CO2e to 6,443 kt CO2e, primarily due to the annual increase in sales volumes and partly offset by our methodology update of 2024, reflecting that our customers are sourcing increasing percentages of low-carbon electricity. The energy used per wafer pass for EUV decreased between 2018 and 2025. Our machines in general are becoming more energy efficient per output measure, confirming that we are working on the right actions toward our energy-efficiency targets. Our actions and resources Continuously improving our roadmaps We continue working on energy-efficiency improvements for our (future) products, which requires long lead times and takes years to achieve. Energy-saving roadmaps have been developed for all product categories – and, during 2025, we have further developed and detailed these roadmaps toward 2030. For the expected emission reduction of this key action, we refer to our Climate Transition Plan. We monitor progress during quarterly cross- functional meetings. In addition, we use the SEMI S23 standard – the Guide for Conservation of Energy, Utilities and Materials Used by Semiconductor Manufacturing Equipment – as a tool to measure and analyze the energy use of our systems. It is a positive trend that both internal stakeholders and our customers are increasingly aware of the energy consumption of our products. The prioritization of related aspects at a product system engineering level is speeding up progress on our targets. Alongside our energy-efficiency roadmaps, the gradual increase in renewable energy uptake by our customers is instrumental in helping reduce our product-use emissions. Progressing our EUV product roadmaps The EUV light source receives significant focus in our engineering efforts as it accounts for the largest share of the total energy consumption of an EUV system. We are implementing energy efficiency improvements in our EUV 0.33 NA (NXE) product development process according to our roadmap, which includes plans for: • Enabling hydrogen (H₂) reuse through integration with a third-party recovery unit, enabled by our new (dual-inlet) design of the gas facility unit. • Intermittently turning the CO2 drive laser off for short intervals during system operation when no EUV light is required, which has been tested by customers to confirm our own measurement of ~400 kW instant saving in system power consumption. • Making changes in the application of low- and high-temperature cooling water for the drive laser on the NXE:3800F. • Laser gas turbine sleep mode: switching off or reducing the speed of the driver laser gas turbines when the system is not used. Our EUV product roadmap includes future improvements for both existing (installed base) and planned EUV lithography systems, including our EUV 0.55 NA (EXE) systems. In 2025, we performed our first SEMI S23 measurement for the TWINSCAN EXE:5000A, which resulted in energy use per wafer pass of 25.2 kWh/wafer. This relatively high figure is explained by the low throughput of 53 wafers per hour at the test, since the system was not capable of running at full throughput of currently 110 wafers per hour. In line with our continued focus on energy reduction for the new EXE product family, we have set a target to achieve an energy use per wafer pass of 8.6 kWh to be achieved by 2028. Our strong involvement in driving adoption of high-temperature process cooling water (HTPCW) has contributed to this becoming an industry standard for future semiconductor fabs, and we are actively engaging with customers to implement this in their new fabs – with the potential to save ~100 kW, representing ~8% of total equivalent power consumption per system. Together with other semiconductor partners, we also started the roll-out of solutions to the installed base to support future hydrogen reuse. Progressing our DUV product roadmaps We have significantly increased customer engagement – in both the advanced and mature market segments – in recent years, with the aim of developing joint roadmaps toward GHG neutrality. Although it will not directly lower our scope 3 emissions, which are calculated using current year sold products, we are also focusing on improvements related to the installed base. We introduced an installed base sustainability roadmap, including software- and hardware-related upgrades to reduce energy consumption and CO2 emissions from immersion hoods for the customers' installed base – further enabling their GHG reduction ambitions. We introduced clear governance regarding Sustainability Product Use in Portfolio and Product Management, to accelerate on our GHG emission reduction targets. For DUV NXT, we have updated our energy reduction roadmap in 2025 for both new systems and the installed base, and we are preparing to define an energy use per wafer pass target next year. Metrics will be absolute power use reduction and energy consumption per wafer pass. This roadmap includes software- and hardware-related upgrades, which directly contribute to our customers’ energy reduction ambitions. We expect to release the first immersion system upgrade on energy efficiency to the market in 2026. Metrology and inspection In the context of our metrology systems, we are actively pursuing energy-saving initiatives aimed at reducing GHG emissions. Collaborating closely with industry peers and partners, we are sharing both knowledge and technology. The new platform development roadmaps of our Optical Metrology Systems roadmap are aimed at reducing overall power consumption and energy per wafer pass. The first of these systems is expected to reach volume in 2026, with further enhancements planned for each new generation. These collective efforts support our commitment to achieving GHG neutrality by 2040. Within our e-beam metrology and inspection (HMI) business, energy efficiency has been a foundational consideration from the earliest stages of system design for our next- generation multibeam platform. Our design enhancements target improved energy performance across both measurement and computational functions. We anticipate launching the first multibeam system with these energy-efficiency advancements to the market in the near future. Computational lithography In computational lithography, we are advancing optical proximity correction (OPC) technologies as part of our broader strategy for sustainability and operational excellence. 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By migrating Central Processing Unit (CPU)- based OPC workflows to GPU acceleration, we have achieved significant reductions in total processing power requirements and strengthened our ESG outcomes. Ongoing investment in next-generation GPU platforms and GPU efficient algorithms will further minimize the computational footprint per device layer. Resources Following our product roadmaps, we innovate across our entire product portfolio through strong investments in R&D. When we design new systems, we increasingly focus on reducing energy consumption and cost, while increasing performance and availability. The R&D costs are therefore not solely attributable to our GHG emission reduction targets, but our product roadmaps always aim to contribute to ASML’s strategic goals. The R&D costs related to the design and manufacturing of our products are reported as eligible opex under the target activity CE 1.2 Manufacture of electrical and electronic equipment. When the R&D costs are capitalized under IFRS, it is part of the EU Taxonomy capex KPI. In line with prior years, we aim for R&D costs to be in the 10–15% range of revenue in future years. The incremental part of the financial resources directly contributing to the achievement of our product use energy- reduction targets cannot be derived from our total R&D costs. Most recently, our engineers have worked on changes to hydrogen abatement systems and joined forces with customer fab facilities teams and strategic suppliers on the functional introduction of hydrogen recycling for EUV systems. EUV lithography systems use a stream of low-pressure hydrogen gas to protect sensitive optics and keep the system up and running. Hydrogen management accounts for more than 20% of an EUV system’s total energy consumption The ASML team has developed a dual-inlet gas facility unit, which supports customer integration of supplier-provided hydrogen recovery units. Together, these two elements provide a new solution for hydrogen reuse, for which we have provided design and safety assessment assistance. 80% of the hydrogen used is due to be recovered, and 50% of the power associated with that hydrogen use saved. This integrated solution has been tested and is now being gradually introduced to the installed base of our customers. In November 2025, we were honored to receive the TSMC Supplier ‘Excellence in Green Manufacturing’ Award, for this and other product energy- efficiency innovations. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 170 General disclosures Environmental Social Governance Energy efficiency and climate action: Product use (continued) Saving energy by enabling hydrogen reuse Innovation and collaboration are important watchwords as we work to reduce the energy use and emissions of both our newly built and installed systems. The introduction of sleep mode features and of high- temperature process cooling water are seeing good results and have the potential to make a big difference when adopted at scale by customers.

Semiconductor Climate Consortium (SCC) Looking ahead We will continue to work on the energy efficiency of our systems and other product families. In 2026, we plan to introduce new energy- reducing features for our EUV systems: the release a new Productivity Enhancement Package, and the roll out the hydrogen reuse solution to the market For DUV, we actively engage with our customers, on our product roadmaps for both ASML’s and our customers’ GHG neutrality ambitions. We are a founding member of the SCC. Established in November 2022, the SCC aims to address the challenges of climate change and speed up the industry’s efforts to reduce GHG emissions throughout the value chain. The consortium’s members are committed to working toward the following pillars and objectives: • Transparency – Publicly report progress and scope 1, 2 and 3 emissions annually. • Ambition – Set near- and long-term decarbonization targets with the aim of reaching GHG neutrality by 2040. • Collaboration – Align on common approaches, technology innovations and communication channels to continuously reduce GHG emissions in the value chain. The SCC is ultimately responsible for monitoring and reviewing progress toward these ambitions. In 2023, the SCC published an in-depth analysis of the semiconductor value chain’s carbon footprint and priority-ranked carbon emission sources for the industry – acting as the baseline for value-chain emissions. ASML is an active contributor to the SCC. We are co-leading the BAR (Baselining, Ambition-Setting and Roadmapping) consortium working group and are actively participating in other working groups by sharing data and information, and by facilitating sessions. Customers, ICT and society The technology pioneered by our R&D teams and partners sits at the heart of global digitalization – and has the potential to transform how we all live and work. We enable our customers to innovate the semiconductor technologies that can help humanity manage its challenges and seize opportunities by facilitating sustainable living and e-mobility, accessible healthcare, food security and the transition to renewable energy. Our customers’ products are used in a wide variety of applications, impacting society’s GHG emissions both positively and negatively – particularly when taking into account the rapid adoption and increasing integration of generative AI capabilities. In collaboration with the industry, we aim to have a better understanding of the GHG emissions caused by the use of our customers’ products. We do this, for example, by being a member of the SCC, where we actively engage with our customers on climate-related matters. We do not measure emissions downstream beyond our customers and have no targets on these, because this is outside the scope of our GHG reporting boundary. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 171 General disclosures Environmental Social Governance Energy efficiency and climate action: Product use (continued)

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Energy efficiency and climate action: Metrics table

Topic	Description	Base year 2019	2024	2025	Climate Transition Plan targets: Target year 2025	Climate Transition Plan targets: Target year 2030	Climate Transition Plan targets: Target year 2040
Scope 1 GHG emissions (in $ktCO_2e$)	Gross scope 1 GHG emissions	22	**24**	**25**			
	Percentage of scope 1 GHG emissions from regulated emissions trading schemes		**N/A**	**N/A**			
Scope 2 GHG emissions (in $ktCO_2e$)	Gross location-based scope 2 GHG emissions[1]	176	**228**	**151**			
	Gross market-based scope 2 GHG emissions	38	**9**	**1**			
	Subtotal of gross scope 1 and market-based scope 2 GHG emissions	60	**33**	**26**	**45**	**15**	**6**
Significant scope 3 GHG emissions (in $ktCO_2e$)	Total gross indirect (scope 3) GHG emissions	7,578	**11,961**	**11,617**	**15,700**	**19,500**	**2,300**
	1 Purchased goods and services	2,546	**4,415**	**4,373**			
	2 Capital goods	295	**536**	**408**			
	3 Fuel and energy-related activities (not included in scope 1 or scope 2)	10	**13**	**9**			
	4 Upstream transportation and distribution	213	**322**	**302**			
	5 Waste generated in operations	1	**2**	**2**			
	6 Business traveling	97	**65**	**32**			
	7 Employee commuting	42	**36**	**45**			
	11 Use of sold products	4,374	**6,569**	**6,443**			
	12 End-of-life treatment of sold products	0.1	**0.2**	**0.3**			
	15 Investments[2]	0	**3**	**3**			
	Percentage of scope 3 GHG emissions calculated using primary data		**2.5%**	**2.6%**			
Total GHG emissions (in $ktCO_2e$)	**Total GHG emissions (location-based)**		**12,213**	**11,793**			
	Total GHG emissions (market-based)		**11,994**	**11,643**			

Topic	Description	2025
Carbon credits (in $ktCO_2e$)	Carbon Credits cancelled in the reporting year	**104**
	Percentage of share of carbon credits from removal projects	**100%**
	Percentage of share of carbon credits from recognized quality standards (registered with the ACR)	**100%**
	Percentage of share of carbon credits from projects within the EU	**— %**
	Percentage of share of carbon credits from projects within the US	**100%**
	Percentage of share of carbon credits that qualify as corresponding adjustments	**— %**
	Carbon credits planned to be cancelled in the next reporting year based on existing contractual agreements	**101**

1. We have revised baseline scope 2 location-based emissions from 145 to 176, with no impact on our target trajectory as this is set using market-based emissions.
2. We have changed the preparation of scope 3 category 15 and have updated our comparative figures accordingly. Read more in Sustainability statements – Energy efficiency and climate action: Additional disclosures – Methodology on metrics

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Energy efficiency and climate action: Metrics table (continued)

Topic	Description	2024	2025
Energy consumption (in MWh)	(1) Fuel consumption from coal and coal products	0	0
	(2) Fuel consumption from crude oil and petroleum products	690	38
	(3) Fuel consumption from natural gas	102,815	108,549
	(4) Fuel consumption from other fossil sources	0	0
	(5) Consumption of purchased or acquired electricity, heat, steam and cooling from fossil sources	17,517	3,251
	(6) Total fossil energy consumption (calculated as the sum of lines 1–5)	121,022	111,838
	Percentage share of fossil sources in total energy consumption	20.8%	17.5%
	(7) Consumption from nuclear sources	3,094	0
	Percentage share of consumption from nuclear sources in total energy consumption	0.5%	0.0%
	(8) Fuel consumption from renewable sources, including biomass (also comprising industrial and municipal waste of biological origin, biogas, renewable hydrogen, etc.)	0	0
	(9) Consumption of purchased or acquired electricity, heat, steam and cooling from renewable sources	457,368	525,147
	(10) The consumption of self-generated non-fuel renewable energy	760	2,600
	(11) Total renewable energy consumption (calculated as the sum of lines 8–10)	458,128	527,747
	Percentage share of renewable sources in total energy consumption	78.7%	82.5%
	Total energy consumption (calculated as the sum of lines 6, 7 and 11)	582,244	639,585

Topic	Description	2024	2025
Energy intensity per net revenue[1]	Total energy consumption from activities in high climate impact sectors per net revenue from activities in high climate impact sectors (MWh/€m revenue)	20.6	19.6

Topic	Description	2024	2025
GHG intensity[1]	Total GHG emissions from scope 1, 2 and 3 (location-based) per net revenue (tCOeq/(€m revenue)	432	361
	Total GHG emissions from scope 1, 2 and 3 (market-based) per net revenue (tCOeq/(€m revenue)	424	356
	Total GHG emissions from scope 3 (market-based) per gross profit (tCOeq/(€m gross profit)	825	669

1. Net revenue derived from Financial statements – Consolidated financial statements – Consolidated statements of profit or loss – Total net sales
Gross profit based on US GAAP

Topic	Description	2024	2025
Energy attribute certificates (in MWh)	Guarantees of Origin (GOs)	313,250	350,694
	Renewable energy certificates (RECs)	110,501	117,062
	International renewable energy certificates (I-RECs)	3,786	5,807
	Taiwan renewable energy certificates (T-RECs)	20,463	34,411
	Korea renewable energy certificates (K-RECs)	8,000	17,173
	Total energy attribute certificates	456,000	525,147

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Energy efficiency and climate action: Metrics table (continued)

Platform	**DUV immersion**						
System type	**NXT:1980Di**	**NXT:2050i**	**NXT:1980Ei**	**NXT:1960Bi + PEP-B**	**NXT:2100i**	**NXT:1980Fi**	**NXT:2150**
Year of energy measurement	**2015**	**2020**	**2021**	**2021**	**2022**	**2023**	**2024**
Power consumption (in MW)	0.16	0.16	0.16	0.15	0.16	0.17	0.17
ATP throughput (in wph)	275	295	295	250	295	330	310
Energy use per wafer pass (in kWh)	0.59	0.54	0.56	0.60	0.55	0.52	0.55

Platform	**DUV dry**						
System type	**XT:1460**	**NXT:1470**	**XT:860N**	**NXT:870**	**XT:400M**	**NXT:870B H200**	**XT:260 A100**
Year of energy measurement	**2020**	**2020**	**2022**	**2022**	**2023**	**2025**	**2025**
Power consumption (in MW)	0.07	0.13	0.07	0.13	0.07	0.17	0.06
ATP throughput (in wph)	209	277	260	330	250	401	276
Energy use per wafer pass (in kWh)	0.34	0.47	0.27	0.38	0.30	0.42	0.22

Platform	**YieldStar**				**HMI**			
System type	**YS380**	**YS385**	**YS500**	**YS500**	**eScan1100**	**eP5XLE**	**eP6**	**eP6**
Year of energy measurement	**2020**	**2023**	**2024**	**2025**	**2023**	**2024**	**2024**	**2025**
Power consumption (in MW)	0.01	0.01	0.01	0.01	0.06	0.02	0.01	0.01

Platform	**EUV 30 mJ/cm^2 dose**						**EUV 50 mJ/cm2 dose**
System type	**NXE:3400B**	**NXE:3400C**	**NXE:3600D**	**NXE:3600D**	**NXE:3800E**	**NXE:3800E**	**EXE:5000A**
Year of energy measurement	**2018**	**2020**	**2021**	**2023**	**2024**	**2025**	**2025**
Power consumption (in MW)	1.44	1.31	1.32	1.23	1.31	1.26	1.37
ATP throughput (in wph)	112	136	160	160	220	230	53
Energy use per wafer pass (in kWh)	12.8	9.6	8.3	7.7	5.9	5.5	25.8

‘ Methodology on targets In this section, we elaborate on the methodology and assumptions used in formulating our targets and indicators related to our ESG theme Energy efficiency and climate action. As part of our climate ambitions, we have developed net and gross emissions-reduction targets. Net targets may include carbon offsets or credits, and align with our ambitions to become GHG neutral by 2025, 2030 and 2040 for different emission categories. Gross emissions reduction targets do not include carbon offsets or credits and provide insight into emissions reductions achieved by reducing energy usage and switching to renewables. In line with guidance from SBTi and ESRS, we make a distinction between absolute targets for our scope 1 and 2 emissions and intensity targets for our scope 3 emissions. Absolute emissions- reduction targets provide insight into the total emissions, and intensity targets are relative to an economic metric for which ASML uses the ‘unit of value added’ (gross profit in accordance with US GAAP). We consider 2019 to be most representative base year as, for the years after, our operations were impacted by the COVID-19 pandemic. We have also developed some additional topic- specific targets that support us in driving actions to reduce our CO2e emissions. The above methodology results in the following set of targets: GHG neutrality targets Become GHG neutral for scope 1 and 2 emissions from our manufacturing and buildings by 2025 This target is measured in kilotonnes (kt) CO2e. To calculate scope 2 GHG emissions we use the market-based method. As of 2024, we report on all buildings owned or leased by ASML. The baseline value has been updated accordingly. Reconciliation with other disclosures in the annual report The LTI disclosed in the Board of Management remuneration includes the LTI ‘Net zero emissions (scope 1+2) with minimum compensation’. This LTI was set in 2023 according to the scope applicable then. The scope of this LTI differs from the gross scope 1 and 2 emissions in the Sustainability statements, where we report on all buildings and include Hydrofluorocarbon (HFC) emissions. Also, the LTI uses ‘net zero’ terminology. As this LTI performance metric was set in 2023, we kept ‘net zero’ terminology in the Board of Management remuneration section, although it should be interpreted as ‘GHG neutral’ used throughout the Sustainability statements. Become GHG neutral for scope 3 emissions from business travel (category 6) and employee commuting (category 7) by 2025 In the 2019 base year we only modeled emissions from employee commuting in detail for our Veldhoven campus in the Netherlands – for example, by distinguishing different transport modes and registering actual commute days. For other locations around the world where we operate, as a generalization we assumed that everyone commutes by car every day. In 2024 we started obtaining more accurate data for some of these other locations, which has continued in 2025. Such granularity will be further extended to all our locations worldwide in the coming years to improve our methodology. Become GHG neutral for scope 3 emissions related to purchased goods and services including capital goods (categories 1 & 2) and related to logistics (category 4) by 2030 This target is measured in kilotonnes CO2e. The baseline value for purchased goods and services is the gross scope 3 category 1 and 2 emissions of 2,841 kt in 2019. For logistics, the baseline is the gross scope 3 category 4 emissions of 213 kt in 2019. Become GHG neutral for all scope 3 emissions (all categories) by 2040 This target is measured in megatonnes (Mt) CO2e. The base year 2019 is representative, as the emissions per €m gross profit can be considered ‘normalized for growth’. This target covers both the upstream and downstream parts of the value chain, following the definitions of the GHG Protocol. E1-4 Gross emissions reduction targets Reduce absolute gross scope 1 and 2 GHG emissions by 25.2% by 2025 as compared to the base year 2019 (SBTi near-term target) This target is measured in kilotonnes CO2e and translates into an absolute target value reduction to below 45 kt. The baseline value is the gross scope 1 and 2 emissions of 60 kt in 2019. As a specific pathway for the ICT sector does not yet exist, this target has been set by SBTi using the ‘other industries’ pathway. ASML is included in the SBTi’s externally published list. Reduce absolute gross scope 1 and 2 GHG emissions by 75% by 2030 as compared to the base year 2019 (SBTi near-term target) This target is measured in kilotonnes CO2e and translates into an absolute target value reduction to below 15 kt. It has been set by considering the SBTi ‘other industries’ pathway, and ultimately choosing an even more ambitious one. The target has also been set based on an internal feasibility assessment, taking into account the 2026–2030 energy savings master plan. Reduce absolute gross scope 1 and 2 GHG emissions by 90% by 2040 as compared to the base year 2019 (SBTi long-term target) This target is measured in kilotonnes of CO2e and translates into an absolute target value reduction to below 6 kt. It has been set by SBTi using the ‘other industries’ pathway. Reduce gross scope 3 GHG emissions by 35.3% per €m gross profit by 2025 from a 2019 base year (SBTi near- term target) This target is measured as scope 3 emissions intensity in kilotonnes CO2e per €m gross profit (in accordance with US GAAP). It equals 0.93 kt/ €m gross profit in 2025 and aimed at CO2e emissions below 15.7 Mt by 2025. The target covers both the upstream and downstream parts of the value chain, following the definitions according to the GHG Protocol, and exclusively pertains to scope 3 emissions – which constitute around 99.8% of our total gross value chain emissions. The baseline value in 2019 was 7.6 Mt CO2e, with a value of 1.44 kt CO2e per €m gross profit. The absolute target was derived from scope 3 emissions intensity reduction according to the SBTi ‘other industries’ pathway (7% year-on- year reduction), combined with guidance for our gross profit in 2030 based on Investor Day 2024 information. We use the mid-scenario of the gross profit outlook to balance the assumptions made. This target is validated and approved by the SBTi, under the ‘near-term’ category. Reduce scope 3 GHG emissions by 55% per €m gross profit by 2030 from a 2019 base year (SBTi near-term target) This target follows the same logic and is measured as scope 3 emissions intensity in kilotonnes CO2e per €m gross profit in accordance with US GAAP. In order to achieve our intensity reduction target by 2030, we aim for CO2e emissions below 19.5 Mt by 2030. Reduce scope 3 GHG emissions by 97% per €m gross profit by 2040 from a 2019 base year (SBTi long-term target) This target follows the same logic and is measured as scope 3 emissions intensity in kilotonnes per €m gross profit. In order to achieve our intensity reduction target by 2040 we aim for CO2e emissions below 2.3 Mt. The target was derived from the scope 3 emissions intensity reduction pathway according to the SBTi. Sub-topic-specific targets Achieve energy savings of 100 TJ from energy-saving projects in our own operations worldwide by 2025 This target is measured as cumulated TJ savings as of the start of our five-year plan in 2021. Energy savings represent the reduction in energy consumption achieved through capital investments that optimize existing infrastructural and technical installations. Savings are calculated as the difference between the verified energy use before and after the implementation of efficiency measures. Savings are cumulated, and are accounted for after completion of the individual energy saving projects. Therefore, they are not comparable between years. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 175 General disclosures Environmental Social Governance Energy efficiency and climate action: Additional disclosures

Purchase 100% renewable electricity for our own operations worldwide by 2025 This target is measured as the percentage of renewable electricity purchased (including energy attribute certificates) versus our total electricity consumption. It pertains exclusively to scope 2 emissions, for which we use market-based emission factors. Get commitment from our top 80% suppliers (based on CO2e emissions) to reduce their CO2e footprint by 2030 This target is calculated as the percentage of our suppliers (based on CO2e emissions) who signed a letter of commitment or made a public statement to reduce their CO2e footprint by 2030. Our top 80% suppliers are those who, according to spend-based emission calculations, together account for 80% of our total supplier emissions and is updated on a yearly basis. Progress is monitored as of 2024, when the program started. In 2025, we updated our calculation methodology to introduce greater granularity in categorizing the different types of GHG reduction commitments set by our suppliers. Our key assumption incorporated is that supplier spend-based emissions grow proportional to ASML toward 2030, based on the sales and gross margin guidance from the Investor Day 2024. We apply a fixed allocation of 10% scope 1 and 2 emissions and 90% scope 3 emissions, based on the distribution observed in the baseline dataset. This update in methodology resulted in an increase of commitment by suppliers from 9% to 17% in the comparative year 2024. Achieve a 10% decrease (on 2018 baseline) in absolute equivalent power consumption (MW) of our NXE systems by 2025 This target is calculated as the percentage decrease in absolute (total equivalent) power consumption in MW. The 2018 baseline value is 1.44 MW. Selecting 2018 as a base year for both targets is representative because the TWINSCAN NXE:3400B (shipped that same year) was the first high-volume manufacturing EUV lithography system capable of exposing more than 100 wafers per hour. As the baseline is more closely tied to a machine type than a specific year, averaging over multiple base years does not apply. Energy use per wafer pass We measure power consumption based on SEMI S23 standards for our latest system generations during full production, idle and sleep states. Equivalent energy consumption (kWh) represents the amount of energy a lithography system consumes under defined SEMI S23 test conditions, converting all consumption—including electricity, cooling, and gas flows—into an equivalent kWh value. All power-saving measures are incorporated into the SEMI S23 measurements from the moment they become available to our customers. For EUV NXE, we include source, scanner, laser, PVAC and abatement, and relevant cabinets. For DUV NXT, we include scanner, laser, and all gas and water supplies. Energy efficiency is reflected in kWh per wafer pass. Productivity (wafer passes) we measure as ATP (acceptance test protocol) throughput. Achieve a 60% decrease (on 2018 baseline) in equivalent energy consumption (kWh/wafer) of our NXE systems by 2025 This target is calculated as percentage reduction of the energy use in kWh per wafer pass, with a 2018 baseline value of 12.8 kWh. Power consumption is measured as outlined in the previous target. Any impact of power saving measures and productivity enhancements are accounted for in the results from the moment they are available to our customers Methodology on metrics This section outlines the methodology used to quantify and report our climate action performance. For scope 1 and 2 emissions reporting, we use the ESRS and consider the principles, requirements and guidance provided by the GHG Protocol Corporate Standard: • Scope 1 is defined as direct emissions occurring from sources we own or control. • Scope 2 is defined as indirect emissions from the generation of electricity, heat or steam generated offsite but purchased by ASML. For scope 3 reporting, this is supplemented with the Corporate Value Chain (scope 3) Accounting and Reporting Standard. E1-5 Energy consumption and mix Energy consumption is expressed in MWh and includes fossil fuel and electricity consumption for energy purposes in the reporting period. For all significant manufacturing and office locations, data from the energy supplier is used. For leased office locations where energy supplier data is not available, consumption is estimated based on the square meters leased and multiplied by our weighted average energy consumption (kWh/m2) converted to MWh using standard conversion factors. To estimate total energy consumption from nuclear sources, the amount of non-renewable generation is multiplied by the share of nuclear energy per location based on World Nuclear Association data. The sector in which we operate is considered one of high climate impact based on NACE code 29.99, so all energy consumption and net revenue from the reporting year is included in the energy intensity calculation. E1-6 Gross scopes 1, 2 and 3 and Total GHG emissions Scope 1 and 2 GHG emissions We calculate our scope 1 emissions by multiplying fuels used by their respective emission factors and determining our process emissions. Market-based emission factors are based on supplier emission rates. For scope 2 emissions, we use market-based emission factors – which are zero for countries where we buy renewable energy. In countries where we do not yet buy renewable energy, we use supplier emission factors when available. For a few locations where supplier emission rates are not available, we use a conservative approach – taking location-based emission factors to calculate market- based emissions. • The CO2e footprint consists mainly of the combustion of fossil fuels (of which only natural gas is material for ASML) and a small portion of fuel consumption of lease cars and CO2 process gas from immersion systems. Natural gas is calculated by multiplying the consumption by conversion factors from IPCC. Hydrofluorocarbon (HFC) emissions from cooling-agent leaks are included in scope 1. • Scope 1 and 2 emissions are calculated for all locations within our operational control. The full consolidated accounting group is in the operational control group, including leased locations. • Emissions from our owned and leased transportation are reported in scope 1 (fuel combustion and hybrid cars) and scope 2 (electric vehicles). • We report GHG emissions in kilotonnes of carbon dioxide equivalents (kt CO2e). Calculation methodology • Emission factors are used to convert an activity (such as purchased electricity in kilowatt-hours) to GHG emissions. We use suitable and consistent emission factors from the IEA and IPCC where applicable. • For market-based reporting, priority is given to supplier emission factors in accordance with GHG Protocol Scope 2 Guidance. • The quantification methodologies are in accordance with best practice as followed by the GHG Protocol. • We review appropriate emission factors annually to ensure the most up-to-date are used. • Global Warming Potentials for our inventory are identified from the IPCC Sixth Assessment Report using 100-year values. • Biogenic emissions are not applicable for ASML. • For fuel combustion and hybrid lease cars included in scope 1, emissions are calculated based direct (Europe) or average (other locations) mileage provided by the lease company and emission factors from the European Environment Agency. Scope 2 GHG emissions Our overall electricity consumption, reported by applying the market-based method, uses the GHG Protocol hierarchy of emission factor assignment: 1. Applying contractual instruments. 2. Supplier-specific emission factors where provided by vendors. 3. Residual mixes for markets where available. 4. Using regional or national grid factors for the balance of the portfolio. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 176 General disclosures Environmental Social Governance Energy efficiency and climate action: Additional disclosures (continued)

Under the location-based method, only regional and national grid mixes are utilized, and renewable energy has no effect or benefit to emission figures. Our renewable electricity consists of two components: on-site generation and voluntary purchases of renewable energy. For on-site generation (such as solar), renewable energy is metered separately and included in our total consumption – although it is considered to attribute zero scope 2 emissions. Energy attribute certificates Voluntary purchases include that of bundled and unbundled renewable energy certificates (GOs, RECs, I-RECs, K-RECs and T-RECs) and renewable energy contracted through energy providers. Only certificates that meet the quality criteria (geographical relevance, temporal matching, and technology relevance) and that are valid for the reporting year, issued by recognized registries, and retired in our name are included. Scope 3 GHG emissions Scope 3 emissions include 15 categories according to the GHG Protocol Corporate Value Chain (scope 3) Accounting and Reporting Standard, of which 10 categories are material within our value chain. Scope 3 GHG emissions can be identified as: • Gross emissions: The sum of the CO2e emissions of the aforementioned categories. • Net emissions: Gross emissions minus carbon credits purchased. Emission factors are applied to convert the specified amount of energy, material or activity to metric tonnes of CO2e. Their selection is based on the calculation method, following the recommendations of the GHG Protocol by scope 3 category. We use our environmental management system (EMS) to calculate and monitor energy use and emissions, improve performance and enhance efficiency across our global operations. The EMS is integrated into the overall environmental, health and safety (EHS) management system operated by all ASML locations. It was recertified for ISO 14001 (the standard for such systems) for three years in 2023 and structured in accordance with ISO 45001 (the standard for occupational health and safety management systems) requirements. For category 1 and 2, emissions are calculated using actual spend data. Category 11 is calculated with actual sales data. Other categories are based on actual Q1–3 data and estimated Q4 data. Category 1: Purchased goods and services Producing our products requires us to purchase multiple modules, parts and services. This category includes all upstream (cradle-to-gate) emissions of purchased goods and services. We apply the spend-based method to estimate emissions for purchased goods and services. We collect data on the economic value of goods and services purchased each quarter and then multiply these by the relevant secondary emission factors. To identify these secondary factors, we use the industry codes declared on the purchase order, which are linked to the emission factors via the Standard Industry Classification (SIC) codes used in the emission factors of DEFRA version 2011. These are updated annually using the Bank of England’s average inflation figure. Category 2: Capital goods Multiple physical assets are also purchased. This category includes all upstream (cradle-to- gate) emissions of purchased capital goods. We apply the spend-based method to estimate the associated emissions, and collect data on the economic value of capital goods and multiply them by relevant secondary emission factors (for example industry average). Capital goods have been defined following our financial accounting principles, and are not double-counted in category 1. The industry codes are linked to the emission factors, similarly to category 1. Category 3: Fuel and energy-related activities Fuels and energy are purchased in order to operate. This category includes all upstream (cradle-to- gate) emissions of purchased fuels and electricity (from raw material extraction up to the point of, but excluding, combustion). Using the average- data method, we estimate emissions by using secondary emission factors. In this category we take into account: • Upstream emissions of purchased fuel • Upstream emissions of purchased electricity • Transmission and distribution losses The IEA Life Cycle Upstream Emission Factors (2023, updated every 3 years), DEFRA (2025) and the National Renewable Energy Laboratory Life Cycle Greenhouse Gas Emissions from Electricity Generation Update (2021) emission factor databases are used. Category 4: Upstream transportation and distribution Transportation and distribution services are purchased in order to operate. This category includes emissions of transportation and distribution providers that occur during use of vehicles and facilities. We include all third- party transportation and distribution services purchased, including inbound and outbound transportation and distribution between our own facilities. Around 90% of the emissions are reported by the forwarders (tier 1 logistic suppliers). We directly receive emissions reports from our major logistics suppliers – they use EcotransIT, where emissions are estimated using the distance- based method. Reports include air, road and marine transport, and storage of purchased products in warehouses and distribution centers. For each shipment the factors considered are based on transportation type and route. We have not included the multiplier effect of air travel on radiative forcing. Gross air travel emissions include SAF usage. The remaining emissions are estimated by extrapolating warehouse and distribution emissions provided by distribution providers over the remaining warehouse and distribution capacity. Category 5: Waste generated in operations Waste is generated as part of our operations and includes emissions that occur during the disposal or treatment of our waste at suppliers. Using the waste-type-specific method, we use emission factors per waste type and treatment method. We differentiate landfill, incineration and recycling treatment activities for each waste type, which are reported as part of our Circular Economy metrics. Waste treatment type is provided by the waste haulers contracted. The emission factors from Ecoinvent v3.12 and DEFRA (2025) are used. Category 6: Business travel Business travel is conducted for sales, customer support and operational activities. This category includes emissions of transportation carriers during use of any transport mode, and those caused by hotel stays during business travel. • Air travel: gross emissions are reported to us directly from our travel suppliers. We have not included the multiplier effect of air travel on radiative forcing. Gross air travel emissions include SAF usage. • Hotel stays: We take hotel nights stayed and apply emission factors for the average energy use per hotel night in different countries. • Car rental: We use the distance-based method. We receive the number of rental days from the rental car company, assume an average distance (100 km/day) and multiply this by the corresponding emission factor (distance-based).Taxi and public transportation: We apply the spend-based method, which involves determining the spend on transport and applying secondary (spend-based) emission factors. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 177 General disclosures Environmental Social Governance Energy efficiency and climate action: Additional disclosures (continued)

The DEFRA emission database (2025) is used for air travel, hotel and car. Public transport and taxi-spend-based emission factors are similar to those under category 1. Category 7: Employee commuting Our employees commute to our offices and manufacturing locations. This category includes emissions that occur during use of vehicles or other transport modes when commuting. We use the distance-based method, which involves collecting data on: • Average amount of employees present at the office, based on badge-swipe numbers. • Mode of transport: We differentiate between seven transport modes (bike, car, carpooling, motorcycle, public transport, scooter and shuttle bus). • Fuel: Depending on the transport mode, we differentiate between electric, diesel, petrol and hybrid. • Commuting distance. Total emissions are obtained by withdrawing the emissions from leased cars calculated in scope 1 and 2. Emission factors are obtained from CO2emissiefactoren.nl, DEFRA (2025) and the IEA database. If a suitable emission factor is not available, we use the IEA database to extrapolate this using cross-multiplication (only applicable for EVs). Category 8: Upstream leased assets No leased assets are operated outside of those reported in scope 1 and 2. Category 9: Downstream transportation and distribution Downstream transportation and distribution emissions are not applicable, since category 4 (upstream) already includes all inbound and outbound logistic emissions. Category 10: Processing of sold products Our products do not require intermediate processing. Category 11: Use of sold products Operating our products requires significant energy. This category includes the direct use- phase emissions of sold products over their expected lifetime at our customers’ sites. We estimate direct use-phase emissions by measuring the energy use of our products and calculating the GHGs emitted during use, and apply an estimated lifetime of 20 years for each system. This estimate is based among others on current service policies, service contracts in place and actual lifetime data observed to date. The estimated lifetime carries inherent uncertainties, for instance with regard to the technical, commercial and economic viability of lifetime extensions. Mature DUV systems provide historical lifetime data, whereas EUV systems, being relatively new, offer limited historical insight. We estimate the annual energy consumption of each product based on the common production and idle time percentages, obtained by customer survey data and verified and evaluated every two years by our development and engineering department. The figure obtained is then multiplied by the lifetime of 20 years. Some of our products also consume CO2 during use. The amount consumed is calculated over the lifetime and added to obtain total emissions. Emissions from computational lithography solutions are estimated for the reporting year for the effective active licenses. Annual energy use is determined by multiplying active licenses by average utilization rates (effective active license days) and measured power (including air conditioning). For emission factors, we differentiate the products sold to five of our largest customers. Here, we multiply energy consumption by the customer emission factor (obtained from their 2024 annual report) to obtain total emissions. This emission factor is general per customer and does not differentiate between countries. For the products sold to other customers, we apply country-based emission factors from the IEA (2025) database to convert energy consumption into emissions. Category 12: End-of-life treatment of sold products End-of-life products require treatment once they are no longer in service. This category includes emissions that occur during the end-of- life treatment of sold products. We differentiate between metal and non-metal components and estimate the mass fraction for each system on a family level (for example EUV NXE, and DUV NXT and XT). We apply emission factors for specific waste types and waste treatment methods. The Ecoinvent v3.12 database is used. Category 13: Downstream leased assets ASML assets are not leased to other entities. Category 14: Franchises ASML does not operate franchises. Category 15: Investments Our company has investments in two associates and made an equity investment this year. This category includes the emissions not already included in scope 1 or scope 2 associated with those investments in the reporting year. For HighTechXL Group B.V. and Mistral AI, this is calculated using the average-data method from GHG Protocol. For Carl Zeiss SMT Holding GmbH & Co. KG, we directly receive our share in their scope 1 and 2 emissions — which is multiplied by our equity stake. Since they are also a key supplier, and to avoid double-counting, these emissions are deducted from scope 3 category 1. The reclassification impact is 3 kt. Primary data in scope 3 We only have primary data from suppliers for categories 4 and 6. To calculate the percentage, we divide these categories considering the percentage of primary data input over all material scope 3 categories. In addition, we use our CO2e emissions dashboard to monitor progress on all types of CO2e emissions quarterly via a dedicated performance management tool. Changes in preparation and presenting comparative information: Scope 3 In 2025, methodological changes and improvements, as well as revisions were made in scope 3 categories as follows: • We identified duplicates in certain 2024 capital goods emissions (category 2). We revised the comparative figure resulting in a decrease of 0.7% on total scope 3 emissions (82 kt). • The warehouse and distribution emissions (category 4) not directly received from our forwarders are as of this reporting year included by extrapolating warehouse and distribution emissions provided by distribution providers over the remaining warehouse and distribution capacity. This resulted in an increase of 0.1% on total scope 3 emissions (18 kt). • We now receive all air travel emissions data (category 6) directly from our travel suppliers. This update in methodology resulted in a decrease of 0.1% on total scope 3 emissions (12 kt). • We improved the accuracy of our commuting emissions data (category 7) transitioning from estimating office presence to direct data through a more consistent global rollout of badge-swipe tracking and by including weekend badge swipes, which were previously assumed to be zero. This update in data accuracy resulted in an increase of 0.1% on total scope 3 emissions (11 kt). • We developed the estimation methodology for and included emissions from computational lithography solutions (category 11). This resulted in an increase of 0.3% on total scope 3 emissions (34 kt). • We report our share in the scope 1 and 2 emissions from our investees in category 15, and adjusted scope 3 category 1 to avoid double-counting for associates that are also suppliers. This results in a reclassification of 3 kt. The comparative figure has been updated accordingly. E1-7 GHG mitigation projects financed through carbon credits The information regarding the total amount of carbon credits, information on the removal projects, verification against recognized quality standards and carbon credits planned to be canceled in the next reporting period based on existing contractual agreements are provided by our carbon credit supplier. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 178 General disclosures Environmental Social Governance Energy efficiency and climate action: Additional disclosures (continued)

By the beginning of 2024, for the first time, global warming had exceeded 1.5°C across an entire year, according to the EU’s Copernicus Climate Change Service. It is expected that if society continues to emit GHGs at current rates, global warming will speed up – and that temperature rises of more than 1.5°C, relative to the pre-industrial period, could have major economic, environmental and social consequences. Since 2020, we have assessed climate-related risks and opportunities for our strategy and business model. With the introduction of the Corporate Sustainability Reporting Directive (CSRD) and the accompanying European Sustainability Reporting Standards (ESRS), we report on our resilience analysis of our strategy and business model in relation to climate change, for which we use our climate scenario analysis. We will also publish a separate report aligned with the Task Force on Climate-related Financial Disclosures (TCFD) guidelines. We used a scenario analysis (considering a 1.5°C scenario up until 2030 and a 4°C scenario up until 2050) to identify and assess climate-related risks and opportunities that could have a substantial financial impact on our organization. Then, we analyzed whether our strategy and business model were resilient to the effects of these scenarios based on the mitigation measures in place. Our conclusions provide further insight into our capacity to address our material climate-related risks and how we can take advantage of our material opportunities. For our governance around climate-related risks and opportunities, we refer to the General disclosures section in our Annual Report – which also describes our processes surrounding potential climate-related risks and opportunities and their potential impact on our strategy and business model. There we disclose how we identify, assess and manage climate-related risks and opportunities, and the metrics and targets we use to assess and manage relevant climate-related risks and opportunities. The identified climate-related risks and opportunities are integrated into our enterprise risk management (ERM) process. Assessing climate-related impacts, risks and opportunities In 2025, we have updated our 1.5°C scenario analysis by conducting an additional review in collaboration with our risk team and internal subject matter experts, to determine our exposure to transition risks toward 2030 and the potential anticipated financial effects. For the 4°C scenario, we used the outcomes of the assessment conducted in 2024 as the long-term effects of climate change do not change year on year. We will update our full scenario analysis every two years. Our climate scenario analysis provided no indications requiring changes in our asset valuations in the Consolidated financial statements. Selected climate scenarios for our resilience analysis and methodology Transition risk: 1.5ºC scenario For this scenario we use the International Energy Agency (IEA) Net Zero Emissions by 2050 Scenario. A 1.5°C scenario would only occur if society managed swift decarbonization in the coming decades, resulting in more pronounced transition risks. This scenario looks at the policy and legal, market and economic, technology and reputation risk categories. The impact on both our assets and business activities is taken into consideration. It considers a time horizon until 2030 (medium term), in line with ASML’s overall strategy and risk time horizon. Physical risk: 4.0ºC scenario For this scenario we use the Intergovernmental Panel on Climate Change (IPCC) RCP 8.5 Scenario. This scenario would occur if society fails to decarbonize, resulting in more pronounced physical risks. The data model covers the relevant hazard categories for ASML and aligns with the guidance provided by ESRS (temperature-, wind-, water- and solid-mass-related hazards). The likelihood, magnitude and duration of the hazards are taken into consideration. In our assessment, we consider the climate change effects as projected in 2030 (medium term) and 2050 (long term). The 2050 time horizon is included for this scenario since physical risks could pose a greater threat in the long term if the world fails to decarbonize. The IEA and the IPCC are widely regarded as credible sources due to their rigorous methodologies and global expertise. Both organizations ensure their scenarios are grounded in the latest scientific consensus and practical policy considerations, making them reliable for scenario analysis in climate- related decision-making. The scenarios represent two extreme temperature pathways, allowing for complete risk and opportunity mapping in the scenario analysis – including the full breadth of potential impacts on ASML. These scenarios are not exact forecasts or precise predictions, but rather highlight central elements of a possible future that help guide our resilience analysis. Methodology In terms of scope, our analysis considers climate-related physical and transition risks and opportunities and their potential effects on our operations and value chain (including upstream and downstream). For our own operations we included our largest manufacturing sites located in Linkou and Tainan (Taiwan), Pyeongtaek (South Korea), Berlin (Germany), San Diego and Wilton (US) and Veldhoven (including our location in Oirschot) in the Netherlands. For our value chain assessment we included six key suppliers (based on spend) and three key customers (based on three-year average sales volumes). No significant assets and/ or business activities were considered incompatible with a transition to a climate- neutral economy. The methodology to assess the risks and opportunities to ASML in both the 1.5°C and 4°C scenarios are based on and aligned with our existing ERM processes. In our ERM methodology we assess identified risks and opportunities based on their expected potential impact on ASML and expected likelihood. Based on the combined score of the impact and likelihood assessment, we determine whether the risk exposure or opportunity level can be classified as high, medium or low. Risk mitigation measures are taken into consideration when assessing the risks, therefore representing net risk. To assess the risks and opportunities for ASML in a 4.0ºC scenario for our own operations, we use the outcomes of our Business Continuity Impact Assessment (BCIA) as part of our ERM processes. The climate data model from Munich Re is used to determine the risk exposure and assess potential impact from climate change hazards (temperature-, wind-, water- and solid-mass-related hazards) on assets and business activities, in combination with site specific mitigation measures that account for these hazards. To assess the risks and opportunities for ASML in a 1.5°C scenario for our own operations, we identified proxy risk categories from our ERM risk framework and linked those to the climate-related transition categories provided by ESRS. These risk proxies have been validated and assessed with internal subject matter experts to determine the risk exposure levels per risk category toward 2030 in the 1.5°C scenario. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 179 General disclosures Environmental Social Governance Energy efficiency and climate action: Climate resilience analysis

To assess the risks and opportunities for ASML related to our value chain (upstream suppliers and downstream customers), we used publicly available data from these suppliers and customers (such as annual reports, CDP disclosures and TCFD reports) to determine the risk exposure. All assessments have been validated and reviewed through internal multi- stakeholder engagement. We use the following time horizons in our physical and transition risk and opportunity assessments: • Short term: One year. • Medium term: From one up to five years (for example strategy planning horizons). • Long term: More than five years (for example lifetime of assets). This exercise allows for identification of the most material risks and opportunities. We consider the high and medium risks and opportunities material for ASML. Here follows an overview of the risk and opportunity levels used. Results of our climate-related risk analysis and anticipated financial effects of identified material risks and opportunities The results of our scenario analysis are presented in the overview on the following pages. Per scenario and per category we disclose the risk exposure and opportunity levels, where in the value chain the risk exposure or opportunity level is highest, a description of the risk or opportunity, the mitigating measures ASML or its value chain partners have taken, and the anticipated financial effects to ASML. Based on the assessment conducted we concluded that the risk exposure level is medium for all our manufacturing sites in relation to different types of climate change hazards. We expect that climate change effects will become more severe in the future, especially in a 4.0ºC scenario. Mitigating actions are integrated in our facility improvement plans and are continuously maintained and updated based on the periodical reassessment of climate change. If needed, plans are made to address the future exposure. Our manufacturing sites in Linkou (changing temperatures and heat stress), Wilton (flood), Berlin and Veldhoven (changing precipitation patterns) face the highest exposure to climate change effect. For these sites the anticipated financial impact may be material. Assessment of the resilience of our business model and strategy We define resilience as our capacity to address our material climate-related risks and how we can take advantage of our material climate-related opportunities. In order to determine the resilience of our strategy and business model, we assessed the extent to which the material risks and opportunities derived from our scenario analysis are covered by risk mitigation measures. To address the climate-related risks derived from our scenario analysis included on the following pages, we have integrated them into our existing ERM process. Read more in Strategic report – Risk and security – How we manage risk We have listed our main risk responses in the ‘Mitigating measures’ column in the table with the results of our scenario analysis. Our material physical risks will need to be addressed in the medium but also in the long term. Several actions have been taken to mitigate the potential effects of climate- related risks. These include incorporating extreme weather considerations into the upgrade and design of new buildings, implementing insurance to address financial implications of physical climate risks, developing backup plans to ensure business continuity, and managing other risks such as flooding and windstorms. Our material transition risks will need to be addressed in the medium term. ASML is proactively managing its exposure to such risks and trying to anticipate their effects on its reputation and financial performance. One key initiative has been the establishment of climate-related targets based on our existing ESG roadmaps, like our product roadmaps, aimed at mitigating the potential costs associated with climate policies and carbon taxation. Specifically, we are committed to playing our part in limiting global warming to 1.5°C, and have determined climate change ambitions (aligned with the 1.5°C scenario and approved by SBTi) to drive action toward GHG neutrality, as detailed earlier in this report. To execute our climate strategy, we have been working on multiple actions in close collaboration with our ecosystem partners. We have developed a Climate Transition Plan that includes a roadmap with key actions to achieve our GHG neutrality ambitions – providing insights into the work done on energy-saving projects for our manufacturing sites and offices, the roadmaps developed for our system families to lower their energy usage, and the supplier engagement program to lower the emissions related to the materials we purchase. We have developed internal policies related to climate change and other environmental topics, and provide regular knowledge sessions on climate change accessible for all our employees. We have a growing employee network called GreenASML, with over 2,000 people discussing and giving input on climate change and other ESG-related topics. With the execution of our climate strategy we aim to address the material climate- related transition risks identified and leverage the opportunities identified in the medium term. We need to continue these efforts in the short, medium and long term, to maintain our ability to adjust or adapt our strategy and business model where relevant or needed in relation to climate change. Another next step is the further integration of climate-related risks and opportunities in our business continuity processes, where we determine the value at risk for our key manufacturing sites in case of downtime of production processes, or loss of a manufacturing site, due to man-made or natural disasters. For example, by further integrating climate-related risk events in this process, we can determine anticipated financial effects in the future. We anticipate aligning these processes in the coming years, providing us with a better understanding of the effects of our risk mitigation measures. With better data and a robust methodology, we will gain more insight into the resilience of our business model and strategy. This analysis is planned to be conducted once every two years to identify risks not yet known or not yet considered material, and that could significantly impact our business objectives, financial condition, results, operations and reputation. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 180 General disclosures Environmental Social Governance Energy efficiency and climate action: Climate resilience analysis (continued) Risk exposure and opportunity level High risk exposure: high financial impact on ASML’s gross margin and/or market share High opportunity: high financial impact on ASML’s gross margin and/or market share Medium risk exposure: medium financial impact on ASML’s gross margin and/or market share Medium opportunity: medium financial impact on ASML’s gross margin and/or market share Low risk exposure: limited to no financial impact on ASML’s gross margin and/or market share Low opportunity: limited to no financial impact on ASML’s gross margin and/or market share

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Energy efficiency and climate action: Climate resilience analysis (continued)

Low
Medium
High

Scenario analysis: Physical risks
4°C scenario
medium and long term

Value chain location	Risk category	Risk exposure	Risk description	Mitigating measures	Anticipated financial effects
Customers	Acute and chronic climate change effects	High	The increased frequency and severity of climate change effects are expected to impact our key customers, particularly in the long term (2050). Extreme weather events are predicted to be more severe and the manufacturing facilities of our key customers are especially exposed to water stress, droughts, storms and typhoons – events that can potentially disrupt their operations. These customers are particularly sensitive to water stress and drought due to the heavy reliance on water for the semiconductor manufacturing processes.	Our customers are implementing mitigating measures themselves, such as retrofitting of facilities to increase water efficiency, conducting risk assessments and engagement with their supply chain to mitigate climate risks. Alongside this, we are working on technical solutions to reduce the water needed for cooling EUV machines to contribute to a lower dependency on water.	**Lost revenue** In a 4°C scenario our key customers could experience the increased effects from water stress and drought, which could lead to increased opex and capex expenditures and revenue loss at customer level. Consequently, the demand for our products could decrease as customers lose financial power. Our dependence on a concentrated number of customers could have a material adverse effect on our revenue and financial condition. **Increased capital expenditures** Our customers could demand machines that are more energy and water efficient, which could require a redesign of (some of) our products. R&D investments may be required for this.
Own operations	Acute and chronic climate change effects	Medium	The frequency and severity of climate change effects will increase toward 2050. Tropical cyclones, heat stress and floods caused by increased precipitation are predicted to be more severe in specific regions, potentially damaging and disrupting our operations there. Additionally, droughts could result in the disruption of water supply due to water-dependent processes.	We have several key measures in place to mitigate the potential effects of physical risks, including but not limited to robust building designs, fire suppression systems in critical areas, stormwater control mechanisms, water reserve controls, maintenance management, power backup for safety/emergency systems and business continuity strategies.	**Lost revenue** Extreme weather events can disrupt production processes or transportation, resulting in late deliveries. This can have a material adverse effect on our revenue and financial condition. **Operational costs** Temperature increases can increase operational costs, due to the necessity of additional air conditioning to ensure consistent climate conditions for our production processes and the productivity of the workforce. Also, it is likely that insurance costs will increase due to increased frequency and severity of extreme weather events in a 4°C scenario. **Increased capital expenditures** In some cases, more investments will be needed to make our factories increasingly resistant to the effects of climate change, including droughts, tropical cyclones, heat stress, precipitation stress, floods and fire weather stress.

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Energy efficiency and climate action: Climate resilience analysis (continued)

Low
Medium
High

Scenario analysis: Transition risks
1.5°C scenario
medium term

Value chain location	Risk category	Risk exposure	Risk description	Mitigating measures	Anticipated financial effects
Across value chain	Policy and legal	Medium	The climate-related regulation landscape is expected to change in many regions. This could lead to stricter regulation on sectors such as energy, industry and transportation, but also on the technology sector. ESG reporting will also have to become more extensive and carbon-pricing regulations may be introduced. Climate regulation will have a strong effect on the medium term (2030) because the world will have to act soon to limit global warming. These regulations may impact ASML directly in relation to its own manufacturing processes, or indirectly via the cost of input materials through suppliers or customer requirements for carbon efficiency.	We monitor climate-related regulations and policies to understand the potential effect on our business and stakeholders on a global level. We deploy our carbon footprint strategy, with which we achieved Greenhouse Gas (GHG) neutrality for our scope 1 and 2, business travel and employee commuting emissions by 2025, and aim to be GHG neutral for our supply chain emissions by 2030 and for product use emissions by 2040. The objective of our supply chain collaboration programs and our product energy-efficiency roadmaps is to reduce emissions from the products we purchase, reduce the carbon footprint of our products, and enable low-carbon technology and products across our entire value chain.	**Increased cost of input materials** The price of our input materials is likely to increase in a 1.5°C scenario due to climate-related regulations and carbon taxes. **Increased operating costs** Increased operating costs due to carbon taxation in a 1.5°C scenario. **Increased capital expenditures** In a 1.5°C scenario, there will be increased capital expenditures as investments are needed to make production processes more energy efficient or to change the energy source. This is most relevant for our facilities in Taiwan and South Korea, where the costs of moving to renewable energy are already very high. Additionally, increased or prioritized R&D investments will be needed to support our customers in meeting their own carbon-reduction requirements.
Suppliers	Market and economic	High	The availability of some input materials (for example raw materials used in our equipment like steel, aluminum and rare earth elements) is expected to be impacted, since demand will increase in a low-carbon economy. Increased demand and decreased availability, alongside changes to production processes at our suppliers and potential carbon prices, could significantly impact the cost of raw materials. Compared to last year we see that raw material prices have already increased due to geopolitical developments. In a 1.5°C scenario we expect more increases – for example due to carbon tax – and have therefore increased the risk exposure level from medium to high compared to last year.	To mitigate the effects of higher input material prices, purchase agreements are signed with suppliers. We have developed dedicated supply chain programs to monitor the availability of raw materials and economic development as well as a scarcity program to monitor scarce commodities.	**Increased capital expenditures** Both ASML and its suppliers need to increase R&D investments to be able to adapt our systems to be more energy-efficient and reduce the carbon footprint of the supply chain. **Increased operating costs** Increased operating costs due to the potential increase of raw material prices, caused by limited availability and changes in supplier production processes in relation to, for example, the production of green steel and aluminum.
Across value chain	Technology	Medium	Investments in new technology are required to mitigate carbon emissions, and these transition costs could be very high. ASML is highly dependent on its suppliers and customers to reach its climate ambitions. Some of our manufacturing processes require fossil-fueled technologies for which no alternatives are yet industrialized (such as for steel), while there is currently a limited availability of renewable energy in some regions where our products are operated. Although we still foresee challenges as described, we lowered our risk exposure score from high to medium compared to last year, due to the fact that our GHG neutrality targets toward 2030 has been approved by SBTi as aligned with the 1.5°C scenario.	We develop our products and technology roadmaps in close collaboration with suppliers and customers, and we actively work to reduce our products' energy consumption. We are gathering more insights on material inflows to find solutions to reuse materials and reduce the carbon footprint of those used in the production process. We expect that the deployment of our Climate Transition Plan will support our transition to achieve GHG neutrality for scope 1, 2 and 3 emissions by 2040.	**Increased capital expenditures** ASML and value chain partners need to increase R&D investments to reduce the carbon emissions of our lithography systems, metrology and inspection systems, and computational lithography.

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Energy efficiency and climate action: Climate resilience analysis (continued)

Low
Medium
High

Scenario analysis: Transition risks
1.5°C scenario
medium term

Value chain location	Risk category	Risk exposure	Risk description	Mitigating measures	Anticipated financial effects
Own operations	Reputation	Medium	There will be greater scrutiny on the semiconductor sector as it consumes large volumes of energy and water. Failure to decarbonize and mitigate negative impacts on the environment could result in brand and reputational risk for ASML – which could negatively affect employee attraction and retention, and could result in a reduction in available capital sources.	We have developed our ESG sustainability strategy to mitigate our negative impacts and increase our positive impacts on ESG-related topics. Part of this strategy is our Climate Transition Plan, which we expect will help us to reduce our carbon emissions. By continuously engaging with our relevant stakeholders, we seek to ensure our strategy covers all our material impacts, risks and opportunities. The Climate Transition Plan, its related strategic KPIs and its actions and progress are monitored by the Board of Management (BoM).	**Lost revenue** Reputational damage can lead to a decrease in demand from customers for our products. Similarly, failure to manage climate impact can negatively impact employee attraction and retention and indirectly lead to revenue loss. **Increased capital and operational expenditures** Increased capital and operational expenditures as investments are needed to execute our ESG sustainability strategy.

Scenario analysis: Climate change opportunities
1.5°C & 4°C opportunities
medium to long term

Value chain location	Opportunity level	Opportunity description	Anticipated financial effects
Own operations and Customers	High	The increased demand for low-carbon technologies will create opportunities for the entire semiconductor industry. When looking at the scenario of a low-carbon economy, semiconductors play a multifaceted role in mitigating carbon emissions. They are needed for the generation and use of low-carbon energy sources, and are necessary for wind turbines, solar panels and electric vehicles (EVs), among other technologies. Moreover, semiconductors are necessary in all smart technologies that help improve energy efficiency, such as smart grids, while power semiconductors can be key in reducing energy use. As demand for semiconductors may surge, the need for ASML lithography systems is also likely to increase.	**Increased revenue** As demand for semiconductors increases, it is likely the need for lithography systems will, too. We will likely be able to serve this need if we continue to follow our vision of producing microchips that are constantly becoming more energy efficient. The increase in demand for semiconductors will be highly likely to lead to increased revenues.

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Circular economy E 5

We aim to have zero waste from our operations to landfill and incineration by 2030

Key
- On track / achieved
- Off track / not achieved

Why it matters

...for the planet



The predominant linear model of the global economy – in which products are produced, used and then thrown away as waste – is unsustainable. It adds immense pressure to our planet's limited resources, increases greenhouse gas (GHG) emissions and generates waste and pollution.

A circular economy approach enables sustainable growth while reducing waste, costs and environmental footprint, by creating business loops, ensuring efficient use of resources and driving an innovative business model.

...for ASML



By applying a circular economy strategy, we aim to ensure our products and services create and retain as much value as possible for us, our shareholders, our customers, our suppliers and other partners across our value chain.

This approach supports our employees' desire to contribute to reducing environmental impact, while improving systems and parts availability and lowering the total cost of ownership for our customers. It also provides opportunities for suppliers to reduce costs by reusing and avoiding the use of new materials.

Our 2025 progress

Total waste from operations (excluding construction and demolition waste)
15,258 t
2024: 13,267 t
2025 target: N/A

Reuse rate of parts returned from the field and factory
90%
2024: 88%
2025 target: 90% (On track / achieved)

Recycling rate (excluding construction and demolition waste)
66%
2024: 62%
2025 target: 65% (On track / achieved)

Waste generated per €m revenue (excluding construction and demolition waste)
467 kg
2024: 469 kg
2025 target: 322 kg (Off track / not achieved)

Our sub-topics

- Systems
- Parts and tools
- Transport materials
- Non-product-related waste
- Real estate

Our material impacts, risks and opportunities relating to Circular economy. Upstream Own operations Downstream Whole value chain Non-renewable resource inflows and outflows (Systems, parts and tools, transport materials) STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 185 General disclosures Environmental Social Governance Circular economy (continued) Waste streams from our own operations and building renovation and construction activities (Systems, parts and tools, transport materials, non-product-related waste, real estate) Supply chain disruptions caused by unavailability of materials and parts, including as a result of non-compliance with rules and regulations regarding hazardous substances (Systems, parts and tools, transport materials) Customer dissatisfaction and complaints due to not meeting agreed circular economy standards (Systems, parts and tools, transport materials) Key Actual positive impact Risk Potential positive impact Opportunity Actual negative impact Potential negative impact

Our approach We aim to transition from a linear to a more circular business model, to minimize the environmental and social impact of our operations worldwide. We believe this is vital for our future success and competitiveness as it ensures: • Business value and cost reduction are maximized by optimizing the amount of purchased goods, while avoiding surplus and reusing resources as much as possible. • The availability of parts and access to materials to support our growth, while decoupling it from material consumption – sourcing sustainably and closing the loops – is key for operational resilience. • Improved designs are achieved by learning from failure cases and returns of used products, leading to improved products, solutions and processes. • Environmental impact and social risks are reduced by less use of virgin materials, reduced emissions through repairing and disposing locally, and eliminating waste ending in energy recovery, incineration and landfill. • Compliance risks are mitigated by adhering to regulations together with our partners in the value chain. We aim to limit our negative impacts on the planet in close collaboration with our customers and suppliers. We do this with a clear ambition to have zero waste from our operations to landfill and incineration by 2030. We have identified five material sub-topics worldwide representing our scope of work: • Systems • Parts and tools • Transport materials • Non-product-related (NPR) waste (hazardous and non-hazardous) • Real estate (building renovation and construction) Our different types of waste We measure our impact in tonnes of waste, by category (non-hazardous and hazardous) and by material type (such as plastics, paper, wood and hazardous liquids). Within our operations, we divide our waste into four categories: • Non-hazardous waste, such as packaging material, waste from parts resulting from upgrades or defects, and general waste. • Construction and demolition waste as a result of building activities, which tend to fluctuate over the years. • Hazardous waste, such as the chemicals we use in our manufacturing processes. This can include everything from lamps, batteries and liquids to cleaning wipes and filters. Most of our hazardous waste is in the form of liquids, including acetone and piranha acid. • Radioactive waste, which originates from small amounts of radioactive material in our products. We include data on the CO2e impact of processing our waste in our scope 3 emissions. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 186 General disclosures Environmental Social Governance How we are managing circular economy

We aim to achieve our ambition across the five material sub-topics via a strategy based on the following four levers, which we apply in collaboration with our suppliers and customers: 1. Prevent waste We aim to prevent waste by decoupling our business growth from our waste generation. Our waste prevention strategy aims to rethink design and processes to avoid waste throughout the entire lifetime of our systems – in the production and use phase, and at end of life (EoL). Our systems are divided into modules, speeding up the development cycle by allowing teams inside and outside ASML to work on different components in parallel. Design of our systems, parts and tools is done with disassembly in mind, making them easier to repair and maintain. We focus on design along circular economy principles including durability, reusability, repairability, refurbishment, remanufacturing and recycling. In addition, we work on implementing commonality, modularity, serviceability, compatibility and standardization. We also design systems, parts, packaging, tools and real estate to maximize their value and reliability, and to prevent waste. We aim to choose mono-material components and an eco-design methodology, and to minimize the use of critical raw materials such as rare earth and hazardous materials. As part of our supplier sustainability program, we collaborate with product- and non-product-related suppliers that deliver more sustainable materials, sourced from renewable sources, and durable and efficient products with recyclable materials that can be upgraded, reused, repaired, refurbished and recycled by us or our suppliers. We do not yet have absolute targets on the minimization of primary raw materials and the use of sustainable and renewable resources, but we strive to avoid excess and obsolete inventories. We are committed to making reliable systems, minimizing the number of parts dead on arrival. By rethinking processes and implementing lean principles in manufacturing and logistics, we aim to improve delivery and thereby reduce waste. 2. Extend lifetime We aim to keep systems, products and assets in use for as long as possible. With our customers, we focus on establishing contracts to keep our systems working for longer, maximizing their value and avoiding obsolescence. With our suppliers, we focus on establishing contracts to keep our infrastructure working for longer. By developing lifetime extension, productivity enhancement and system node extension packages (LEPs, PEPs and SNEPs, respectively), we aim to enhance the lifetime and performance of our systems. We also refurbish systems. With an LEP, we replace parts or modules for which the availability of spare parts can no longer be guaranteed, to further extend the lifetime of the product. 3. Reuse resources We aim to maximize resource reuse across our value chain. We’re committed to reusing system parts, packaging, tools and NPR resources, focusing on optimal return flows by collaborating with customers and suppliers while learning from system usage in the market and from product returns for repair and reconditioning. We repair and harvest parts and packaging through global and local repair centers, suppliers and partners, at locations with the lowest environmental impact. Redeployment enables the reuse of parts, packaging, tools and devices in new life cycles with identical functionality, both within and outside ASML. In real estate, we repair buildings, assets and infrastructure. 4. Recycle materials We aim to prepare materials for reuse or recycling at EoL. In collaboration with our partners, we focus on the best ways to collect, dismantle and sort material to avoid landfill, incineration and other disposal operations. Increasingly, preparation for reuse or recycling of both hazardous and non-hazardous materials and construction and demolition waste at EoL takes place locally. We only collaborate with waste contractors certified according to local legislation, and aim to include sustainability KPIs in contracts to ensure contribution to our circular economy targets. Overall our focus is to: • Continue our work with stakeholders according to our established circular economy governance. • Clarify our circular sourcing strategy to ensure we minimize inflow and prevent waste. • Ensure our designs continue to take circularity principles into account. • Ensure circularity principles are embedded in the design of new buildings and infrastructure. • Improve the flow of packaging in our value chain to reduce cost and waste. • Continue to maximize reuse. • Increase our recycling rate in line with our new 2030 target. • Strengthen our regional repair network through a collaboration with both our OEMs as well as specialized repair houses. This has the potential to reduce the shipping of high usage parts and modules, having them repaired as close as possible to our customers’ installed base. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 187 General disclosures Environmental Social Governance How we are managing circular economy (continued) Levers for action

0% 20% 40% 60% 80% 100% 2024 2025 2025 target: N/A Our objective We aim to maintain systems in use for as long as economically and environmentally possible, focusing on service, upgrades and refurbishment. Our scope In scope are systems, which refer to our complete portfolio of holistic lithography solutions that support our customers at every stage of the chipmaking process, from early design and development to high-volume production: EUV and DUV lithography systems, metrology and inspection systems, computational lithography and software solutions for system and process control. Targets and performance Percentage of systems sold over the past 30 years still active in the field by 2025 95% 95% We actively monitor our systems sold over the past 30 years that are still active in the field, including our EUV, DUV and PAS 5500 systems. Both ASML and our customers want to extend the lifetime of our systems as long as possible, due to their high value. In 2025, we sold 27 refurbished lithography systems. To date, we have refurbished and resold over 600 such systems. At the end of 2025, 95% of all (refurbished) systems sold in the past 30 years were still active in the field. We are currently in the process of updating our circular economy strategy. We anticipate that we will not report on this performance indicator going forward. However, we’re strengthening the circular economy thinking in our installed-base strategy, and developing new targets to monitor progress. Our actions and resources Enhancing performance and lifetime We are establishing customer contracts to maintain systems in the market as long as economically beneficial – maximizing their value for both the customer and ASML. We develop refresh packages to maintain a high performance, PEPs (Productivity Enhancement Package) and SNEPs (System Node Extension Package) to enhance their running period and performance, and additional options to allow systems to be adapted to new customer requirements. We offer PAS customers a service roadmap guaranteed until at least 2035. For each platform for our other systems, we provide specific guarantees regarding the availability of support, necessary services and spare parts required to maintain their systems until at least the committed date, subject to export control limitations. Safeguarding availability We refurbish systems across the business – a multi-year program in which we continually invest to ensure the supply of more than 2,000 service parts for our PAS, XT and NXT platforms. This is achieved either through redesigns, harvesting parts from systems decommissioned by our customers, or finding an alternative with the same form, fit and function. Where this is not possible, we are generally able to secure components through ‘last time buy’ – a supplier’s ‘last call’ for a part or component before production switches to its successor. As a last resort, we may completely redesign a part. Extending lifetime through refurbishment We focus on refurbishing a number of product families: PAS 5500 (approximately 1,800), TWINSCAN XT (2,000) and TWINSCAN NXT:1950, NXT:1960, NXT:1970 and NXT:1980 (1,000). For the approximately 200 TWINSCAN AT systems still in operation, we focus on measures to proactively manage their EoL – guaranteeing the availability of spare parts for as long as possible and providing customers with sufficient notice if we can no longer do so. We define until which date systems need to be supported, and we proactively organize for the parts, people and tooling needed to execute this successfully. Our refurbishment program primarily focuses on the industrialization of refurbishments using existing hardware – ensuring consumables, worn parts and any necessary upgrades have established procedures and sequences to ensure minimal cycle time and cost. Redesigning to avoid obsolescence We track spare parts in our portfolio to see how they are being used and identify when we expect to run out of individual items. For our PAS, XT and NXT platforms, we use this information to update our priorities for redesign. We plan to execute several redesign projects in the coming years – particularly relevant for electronic parts, for which the evolution of technology has been faster than in any other field. We will continue to increase our focus on local repair to extend the life of the mature installed base at lower cost, reducing the need to redesign and buy new materials and parts. Resources By considering modularity, commonality and repairability during the design phase, we can extend the lifetime of our machines, increase reuse opportunities for parts in the future, and extend the productivity of our systems to maximize use throughout their lifecycles. We have several development and engineering teams working on installed-base programs that focus on extending the lifetime and productivity of our systems. In these cases, our circular objectives are inter-aligned with other strategic goals, such as extending the productivity of our systems. As a result, it is not possible to fully distinguish our resources and FTEs for circular objectives alone. However, performing core activities directly focused on extending system lifetime is currently estimated on the lower end at around 20 FTEs. Looking ahead For DUV, we continue our focus extending lifetime through refurbishment. For both EUV and DUV, we will continue to leverage our large and growing system installed base to provide high-value service and upgrades over a lifetime of more than 20 years. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 188 General disclosures Environmental Social Governance Circular economy: Systems

0% 20% 40% 60% 80% 100% 2024 2025 Achieved 2025 target: 90% Our objective We aim to extend the lifetime value of our parts by maximizing reuse through repair, and by driving learning loops to improve design. Our scope In scope for our parts and tools – from this point on referred to collectively as ‘parts’ – are subsystems, modules, assemblies, parts, tools and components used in our systems. Targets and performance In the context of reusing parts, we have defined one target: Achieve a 90% reuse rate of parts returned from the field and factory by 2025 88% 90% Our target is a 90% reuse rate, driven by return and repair success. We established this target to focus on the reuse of our parts and gain better insights into our reuse processes. We collaborate closely with our partners and suppliers to improve our reuse rate. On a monthly basis, we report on our overall performance to the company-wide reuse steering committee. Having reached our target, with a reuse rate of 90%, we plan to continue progressing on our re-use journey, with expectations that the current target will remain in place until 2030. Our actions and resources Increasing our reuse capabilities In our new system designs, we aim to ensure design-for-reuse principles. In 2025, we continued to further embed reuse into the design of new systems. We have deployed clear processes, training and tools in our organization that enable our engineers to design parts that can be reused, repaired, recycled or upgraded – reducing waste and extending product lifetime. For legacy parts introduced in the past, we created new repair procedures – which will contribute to the return-rate performance. In addition, we continuously investigate how to improve the repair-rate performance of all activities. We aim to maximize the recycling of unrepairable materials to minimize landfill disposal. These efforts support our long-term goal of a circular, low-waste product lifecycle. Our repair network Before parts are returned for reuse, they undergo an identification process and quality check followed by the logistical and financial processes required to bring them back into the supply chain – either to the original module suppliers or to ASML. Our goal is to improve and execute processes at the optimal location based on parts demand, and create a network-related solution to enable high flexibility and reduce transport – which also reduces our CO2e footprint. These global activities – which are connected to our general enterprise resource planning (ERP) system – support us in maintaining our desired performance. By enabling repair and reuse activities close to where materials are needed, we’re able to reduce logistics time, the cost of stocking parts, and our environmental impact by reducing both scrap and GHG emissions. Localized repair centers Currently, we have repair centers in South Korea (Hwaseong), Taiwan (Linkou), China (Beijing), the US (Wilton; San Diego; Vancouver, WA) and the Netherlands (Veldhoven). They work with local suppliers and specialized repair partners to create a regional network. Circular supplier collaboration We’re collaborating with suppliers to incentivize reuse over new purchases. In 2025, we continued to transfer used parts back to our suppliers to repair, refurbish or harvest for reuse in their new buying process, giving them greater flexibility in how they can reuse parts. Resources We have a dedicated Reuse & Repair organization, established with a view to bringing greater visibility to the holistic benefits of a circular supply chain – including cost, reduction of waste, increase of output through parts availability, overcoming material shortages and improving our designs by establishing learning loops on part failure. The organization leases several repair centers and reuse factories for end-to-end reuse activities, from dismantling and harvesting to repairing, (tin) cleaning and returning materials for reuse to our factories and field locations. Operational expenditure related to the Reuse & Repair organization was approximately €50 million in 2025, including for around 270 FTEs at year end. The amount of future financial resources is expected to be comparable to 2025 and is likely to evolve depending on, among other things, the general business development as well as systems and parts we are able to buy-back. When repair centers are acquired, the EU Taxonomy assessment is performed under economic activity CCM 7.7 Acquisition and ownership of buildings. In order to enable further scaling of reuse through processes and organizational changes, we invest on average about 70 FTEs in our improvement program. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 189 General disclosures Environmental Social Governance Circular economy: Parts and tools

Resources allocated to the Reuse & Repair organization also contribute to other strategic goals and are not solely attributable to our circular objectives. When conducting the EU Taxonomy assessment, we assessed our contribution to the transition to a circular economy by checking the alignment of our economic activities with the technical screening criteria provided for activities 1.2 Manufacture of electrical and electronic equipment and 5.1 Repair, refurbishment and remanufacturing. Our conclusion was that our activities cannot be considered aligned with the EU Taxonomy for these specific activities. For activity 1.2, the following reasons explain the lack of alignment: • We track information on substances of concern and very high concern. However, these are not yet publicly available in the SCIP (Substances of Concern in articles as such or in complex objects (Products)) database and/or IEC62474. • Currently, we do not meet the design for recyclability criteria, which rely on EN 45555:2019 or any product-specific EN standard relying on EN 45555:2019. • In total, 95% of our systems are still active in the field and we have longstanding relationships with our customers. Each buyback, sell-back or take-back is an individual negotiation and we cannot therefore evidence standard information to customers regarding EoL options for our products. Activity 5.1 is not aligned because we lack a waste management plan ensuring our products’ materials – particularly critical raw materials and components that have not been reused in the same product – are reused elsewhere, or, where reuse is not possible (due to damage, degradation or hazardous substances), are recycled, or, only where reuse and recycling are not viable, are disposed of in accordance with applicable EU and national legislation. This will require a waste plan covering each of the tens of thousands of parts in our systems. Read more in Sustainability statements – Environmental – EU Taxonomy In 2025, we made notable progress on an innovative, collaborative approach to creating a more circular supply chain. Working closely with suppliers, we began a program to buy-back return products for remanufacture, repair or harvesting – giving them greater autonomy in reusing parts, optimizing their processes and reducing waste. A dedicated circular supplier collaboration (CSC) team – comprising members from development and engineering, customer support, IT, quality, finance and more – has developed a compliant scalable order flow. This has led to successful buyback implementations with six major suppliers. Looking ahead We expect the total return flow of materials to grow alongside the growth of our installed base in the coming years, and will therefore continue to expand our reuse and repair capabilities by deepening supplier collaboration and optimizing our global repair network. Our focus will remain on embedding design-for- reuse principles into future system design and improving return and repair rates. We will continue to optimize our worldwide footprint based on parts demand, CO2e emissions and cost, to increase circularity via our own repair centers and in collaboration with our suppliers. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 190 General disclosures Environmental Social Governance Circular economy: Parts and tools (continued) A cross-company approach to circularity

Our objective We aim for optimization of resource use, reduction of waste and cost, and enhancement of supply chain efficiency, by increasing the reusability and recyclability of transport materials. Our scope In scope for our transport materials are materials used to protect, safeguard and transport our systems and parts across the value chain. Targets and performance Shipping our lithography systems requires substantial packaging and transportation materials. This year we have initiated a dedicated program to address its environmental impact – though standalone targets for waste generated from transport materials are not yet established. Our total waste and overall recycling targets include that from transport materials. Our actions and resources Reuse of transport materials Valuable transportation materials – such as packaging, locking and plug materials – are used to safely transport our modules and systems, either from our suppliers to our factories or from our factories to our customers. Instead of being thrown away once they reach their destination, these materials are reused. We’re improving the reuse of packaging, locking and plugs from the field and factory, and implementing business rules, KPIs, analytics and infrastructure to secure reuse over new purchase. In 2025, we continued to make progress in reusing thousands of small auxiliary materials, such as plugs, flanges, caps and brackets. These are being reused for system parts in our factories or for shipping machines to our customers. We also focused on improved reporting capability to better analyze our waste streams, reduced our factory waste stream on transport materials, and, where this is not possible internally, continued seeking reuse opportunities outside ASML. Starting our packaging program To improve packaging practices and reduce associated impacts, we began a dedicated company-wide packaging program this year including: • Setting clear definitions and boundaries on what we consider to be packaging. • Improving data insights by centralizing and enhancing packaging registrations tools. • Defining clear roles and responsibilities in the organization to enable efficient return and reuse process on transport materials. • Starting a pilot project to improve packaging design and recycling by moving design and engineering responsibility into the new packaging organization. • Initiating a pilot program to decrease the reliance on single-use packaging materials. We will monitor progress and are investigating which KPIs to use in addition to our recycling rate – which also includes the reuse of transport materials. Resources In 2025, we added 3 FTEs in the context of our focus on reuse of transport materials. Our reuse centers also play an important role. Looking ahead We will continue to strengthen our transport materials reuse strategy by scaling pilot programs, defining KPIs, and embedding circular design principles into packaging development. Our focus will be on expanding data-driven insights, optimizing logistics, and reducing reliance on single-use materials across the supply chain. Our plans for increasing reuse of our transport materials will continue in 2026 and beyond – our new packaging program will run until 2030. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 191 General disclosures Environmental Social Governance Circular economy: Transport materials

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Circular economy: Non-product-related waste (hazardous and non-hazardous)

Our objective

We aim to minimize waste and increase our recycling rate with dedicated actions to try to realize our ambition to have zero waste from our operations to landfill and incineration by 2030.

Our scope

Our scope covers both product-related (PR) and non-product-related (NPR) waste streams across all locations. Non-product-related (NPR) waste (hazardous and non-hazardous) refers to all waste other than production items that are not part of a system, such as asset management, facility management and IT.

Product-related (PR) waste consists of systems and parts and tools, including transport materials.

While our waste scope distinguishes between PR and NPR, our strategic targets are set on total waste excluding construction and demolition waste – integrating both categories into our reduction efforts.

Targets and performance

Our waste prevention strategy contributes to the following targets:

Achieve 322 kg of waste from operations (excluding construction and demolition waste) / per €m revenue by 2025


0
100
200
300
400
500
600
2024
469 kg
2025
467 kg
Not achieved
2025 target: 322 kg

Waste from operations in this context – PR and NPR – is defined as any substance or object the holder discards, or intends or is required to discard, including waste from activities, resources and relationships owned or controlled by ASML (excluding construction and demolition waste).

In 2025, we identified and included waste that is classified as waste from our own operations but occurring at third-party warehouse locations that had not been previously captured. Therefore, the comparative waste figure (increase of 1,101 tonnes) and comparative recycling rate (decrease of 1%) have been updated. The 2025 waste intensity target is updated accordingly (increase from 295 kg to 322 kg per €m revenue).

Our waste intensity in 2025 is 467 kg per €m revenue. We did not achieve our target of 322 kg per €m revenue. We recognize we need to scale-up our efforts to reduce our waste streams for which multiple initiatives are currently running or planned. We remain committed to our ambition of zero waste to landfill and incineration by 2030.

Achieve a 65% recycling rate of waste from operations (excluding construction and demolition waste) by 2025


0%
20%
40%
60%
80%
100 %
2024
62%
2025
66%
Achieved
2025 target: 65%

In 2025, we generated 15,258 tonnes of PR and NPR waste (excluding 13,461 tonnes construction and demolition waste). Our recycling rate was 66%, exceeding our target of 65% – reflecting the effective implementation of our waste strategy across sites. Local teams contributed by actively identifying opportunities to reduce and divert waste, demonstrating progress toward our circularity goals. For NPR waste we completed a project whereby obsolete intellectual property materials were cleared from warehouse storage. Furthermore, we have started initiatives with our waste companies to both increase our recycling rate and better understand the environmental impact of our waste.

Building on our achievements, we plan to continue our efforts to improve our recycling, with a new target of an 85% recycling rate by 2030.

Our total waste in 2025


Tonnes
30,000
25,000
20,000
15,000
10,000
5,000
0
28,719
(13,461)
15,258
(95)
(10,018)
5,145
Total waste 2025
Construction and demolition waste
Total waste excluding construction and demolition waste
Total waste preparation for reuse
Total waste recycled
Total waste to landfill and incineration

Our actions and resources To reduce NPR and PR waste, our actions focus on multi-year projects that first started in 2023. Enhancing waste data quality In 2025, we completed a project to improve the completeness, representativeness and accuracy of waste data worldwide. This resulted in: 1.Standardized and common waste definitions accepted on a global level. 2.A waste competence network, enabling ASML to develop standards and guidelines to mature our waste management. 3. Integrated waste tooling, enabling us to gain detailed, structured and automated insights on our waste streams. 4.Updated some waste hauler contracts with ESG requirements in the Netherlands, Taiwan and Wilton (US) and added ESG requirements in Integrated Facility Management (IFM) contracts. Developing new projects worldwide In 2025, we also matured our circularity portfolio through improvement projects at our seven largest industrial sites, including: • Veldhoven (the Netherlands): A comprehensive waste master plan was developed to improve the site’s recycling performance. Three major initiatives were launched focusing on catering, warehouse, and cleanroom optimizations. Additionally, a dedicated program is underway to reduce and reuse piranha acid. To further accelerate progress, a Soft Services Coalition was established in collaboration with our suppliers, aiming to jointly reduce CO₂ emissions and minimize waste across operations. • Wilton (US): We focused on identifying packaging reuse and packaging waste reduction initiatives. Furthermore, we started a glass-ceramic material recycling pilot and executed a plastic recycling project that aims to improve the recycling rate. We also worked on office bin optimization and hosted an ESG day. • San Diego (US): We made progress in diverting campus waste from landfills by enhancing waste sorting protocols and replacing single-use to-go containers with BPI Certified compostable alternatives in the campus breakrooms and cafés. We implemented compost bins to capture organic waste and launched a nitrile glove recycling program, targeting lab-related waste streams for improved material recovery. To drive long-term circularity, we formed a cross-functional circularity working group dedicated to identifying operational waste such as packaging and advancing opportunities for recycling, waste reduction, and reuse. • Tainan (Taiwan): We focused on waste chemical liquid recycling at our Tainan factory and chemical bottle recycling at our Linkou factory. We also focused on improving waste segregation at our offices and warehouses and implemented a food reduction program at all of our locations in Taiwan. • Global: We created ESG training modules for our employees. We also developed a circularity master plan for our sites in South Korea and we have implemented demountable cleanrooms across 11 locations. Resources There are six FTEs working on our actions as part of our waste master plan. Looking ahead In 2026, we will continue our organization- wide program focused on improving waste management and reduction with a new set- up, which will result in dedicated waste recycling roadmaps for our industrial sites, including tangible projects that contribute to the global 85% recycling rate target for 2030. We also will continue implementing improvement projects on our sites worldwide. Continued collaboration with suppliers and expansion of our waste competence network will be key to driving innovation and consistency in waste handling. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 193 General disclosures Environmental Social Governance Circular economy: Non-product-related waste (hazardous and non-hazardous) (continued)

Our objective We aim to embed circular principles in real estate by applying green building standards and certification methods, with the goal of making our new and existing buildings as sustainable as possible. In our owned real estate portfolio management, we aim to have our newly built and renovated buildings (those exceeding €20 million investment) BREEAM-certified for buildings in the EU, LEED-certified for buildings in the US and Asia, and LEED/G- SEED-certified for buildings in South Korea. These certifications emphasize sustainability through the circular use of materials and waste reduction during a building’s design, construction, and operation. Our scope Our scope includes real estate activities such as building renovation and construction across all ASML-owned and leased properties. Real estate refers to all ASML-owned and leased buildings. Waste generated on construction sites either directly operated by us or managed on our behalf classifies as construction and demolition waste. Targets and performance As we continue to expand our facilities, we aim to maximize the recycling of waste from our construction activities. In 2025, we generated 13,461 tonnes of construction and demolition waste (2024: 14,101) – 83% of which was recycled (2024: 82%). In 2025, we had two large construction and demolition projects in Veldhoven and Berlin. We also obtained new and improved information compared to 2024. In addition to construction and demolition waste reported by our waste haulers, we now also include waste generated by construction companies contracted by ASML following our actions to improve control and data over this waste stream. The comparative information has been updated accordingly. Construction and demolition waste To nn es 14,101 13,461 Recycled Non-recycled 2024 2025 3,000 6,000 9,000 12,000 15,000 Starting in 2026, we aim to achieve a recycling rate of 80% for ongoing construction and demolition projects and 85% for upcoming projects. This target applies to all construction and demolition projects in the Netherlands with a value exceeding €20 million. Our actions and resources Adopting green building standards In 2025, we created and implemented our Green Building Policy – comprising our own green building standards with high-level, overarching requirements applicable for owned buildings. This will lead to consistency in requirements – for example, in using sustainable materials – including waste segregation and improving recycling of construction and demolition waste. We used 2025 to assess whether the Policy suits its purpose, to learn which changes – if any – we should make due to operational constraints and how we can track the desired outcome. For example, we encountered challenges due to the specific material requirements of cleanroom construction – such as the use of concrete – which currently conflict with certain mandatory criteria under the Green Building Credit on the green building certification system. We continue to engage with industry experts and certification bodies. All our office and industrial buildings in scope are now in the desired green building certification process. Some of our new office buildings in Veldhoven (the Netherlands) currently have the BREEAM ‘excellent’ certification, and our new campus in Hwaseong (South Korea) is G-SEED and LEED certified. Adopting these standards – which include circular building design – will contribute to further improving our total waste and recycling rates. Gaining insights into waste streams Because our green construction philosophy considers the entire lifecycle of a building, we also take construction and demolition waste into account. As a result of the company’s growth, we see an increase in new buildings and renovation projects worldwide – leading to more construction and demolition waste that needs to be tracked. As of 2025, we are in the early stages of rolling out a way to track construction and demolition waste for all projects above €5 million. On a global level, we have identified 62 such projects. We also continued working on gaining detailed insights for our waste streams and for disposal methods handled by our constructors at five large construction and demolition projects worldwide. This will give us greater control over construction and demolition waste, allowing us to define a realistic target for construction and demolition waste in the near future. We defined further actions based on these insights: • We provided our contractors and waste handlers with stricter circularity guidelines for processing construction and demolition waste. • We created guidance for project managers and contractors to report construction and demolition waste through a standardized report, to simultaneously simplify their work and improve our insights. • We expanded our environmental reporting system to include construction and demolition waste handled by contractors worldwide. • We embedded construction and demolition waste pre-sorting requirements into contractor contracts. Resources As the resources related to our actions regarding construction and demolition waste cannot be fully distinguished from our energy efficiency and climate action activities, we combine and disclose them in the section Energy efficiency and climate action – Manufacturing and buildings. In our EU Taxonomy section, we have included our assessment of the capex for buildings in scope for economic activity 7.2 Renovation of existing buildings and 7.7 Acquisition and ownership of buildings. Read more in Sustainability statements – Environmental – EU Taxonomy Looking ahead As of 2026, we will track performance via our new construction and demolition waste target in the Netherlands. We also aim to improve data reliability in projects smaller than €20 million in the Netherlands, by implementing recycling requirements and we aim to build upon our pilot ran this year in the Netherlands with circularity guidance for new buildings. In 2027, we aim to extend our new target to our other locations. This will be aided by improved insights into our waste streams. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 194 General disclosures Environmental Social Governance Circular economy: Real estate

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Circular economy: Metrics table

Topic	Description	2024	2025
Resource inflows (in tonnes)	Percentage of biological materials used in manufacturing that are sustainably sourced[1]	2%	4%
	Biological materials used to manufacture products and services that are sustainably sourced	800	1,920
	Products and technical and biological materials used[1]	51,362	50,587
	Percentage of secondary reused or recycled components, secondary intermediary products and secondary materials used in manufacturing (including packaging)[1]	57%	60%
	Secondary reused components, secondary intermediary products and secondary materials used to manufacture products and services (including packaging)	10,963	12,610
	Secondary recycled components used to manufacture products and services (including packaging)[1]	18,490	17,857

Topic	Description	2024	2025
Resource outflows (in tonnes)	Percentage of recyclable content in products and their packaging	80.2%	79.9%
	Recyclable content in products and their packaging[1]	30,552	28,228

Topic	Description	2024	2025
Waste generated by waste type (in tonnes)[2]	Non-hazardous waste (excluding construction and demolition waste)	12,243	14,252
	Construction and demolition waste	14,101	13,461
	Hazardous waste	1,024	1,006
	Radioactive waste	0.1	0.2
	Total amount of waste generated by waste type	27,368	28,719

Topic	Description	2024	2025
Waste diverted from disposal by recovery operation type – Non-hazardous waste (in tonnes)[2]	Preparation for reuse	145	112
	Recycling	19,049	20,415
	Other recovery operations	0	0
	Amount of waste diverted from disposal by recovery operation type – Non-hazardous waste	19,194	20,527

Topic	Description	2024	2025
Waste diverted from disposal by recovery operation type – Hazardous waste (in tonnes)	Preparation for reuse	37	44
	Recycling	757	756
	Other recovery operations	0	0
	Amount of waste diverted from disposal by recovery operation type – Hazardous waste	794	800

1. We have included metrics that were not reported in 2024 and have included comparative figures accordingly. Read more in Sustainability statements – Circular economy: Additional disclosures – Methodology on metrics
2. We have revised the comparative figures. Read more in Sustainability statements – Circular economy: Additional disclosures – Methodology on metrics

Topic Description 2024 2025 Waste diverted from disposal by recovery operation type – Radioactive (in tonnes) Preparation for reuse 0.0 0.0 Recycling 0.0 0.0 Other recovery operations 0.0 0.0 Amount of waste diverted from disposal by recovery operation type – Radioactive 0.0 0.0 Topic Description 2024 2025 Waste directed to disposal by treatment type – Non-hazardous waste (in tonnes)1 Incineration 5,954 6,157 Landfill 1,196 1,029 Other disposal operations 0 0 Amount of waste directed to disposal by treatment type – Non-hazardous waste 7,150 7,186 Topic Description 2024 2025 Waste directed to disposal by treatment type – Hazardous waste (in tonnes) Incineration 212 200 Landfill 18 6 Other disposal operations 0 0 Amount of waste directed to disposal by treatment type – Hazardous waste 230 206 Topic Description 2024 2025 Amount of waste directed to disposal by treatment type – Radioactive (in tonnes) Incineration 0.0 0.0 Landfill 0.1 0.2 Other disposal operations 0.0 0.0 Amount of waste directed to disposal by treatment type – Radioactive 0.1 0.2 Topic Description 2024 2025 Non-recycled (in tonnes)1 Preparation for reuse 182 156 Non-recycled waste (including preparation for reuse) 7,562 7,548 Percentage of non-recycled waste (including preparation for reuse) 27.6% 26.3% STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 196 General disclosures Environmental Social Governance Circular economy: Metrics table (continued) 1. We have revised the comparative figures. Read more in Sustainability statements – Circular economy: Additional disclosures – Methodology on metrics

Topic Description 2024 2025 Non-hazardous waste (in tonnes)1 General waste 3,934 4,138 Waste wood 2,842 3,401 Construction and demolition waste 14,101 13,461 Metals 1,410 2,246 Paper and cardboard 1,178 1,341 Plastic 828 1,153 Organic waste 334 298 Electronics 346 443 Glass 16 13 Other non-hazardous waste 1,355 1,219 Total non-hazardous waste 26,344 27,713 Topic Description 2024 2025 Hazardous waste (in tonnes)1 Hazardous liquids 852 816 Cleaning wipes 62 65 Empty packaging 35 20 Batteries 8 26 Filters 1 1 Lamps 1 1 Other hazardous waste 65 77 Total hazardous waste 1,024 1,006 STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 197 General disclosures Environmental Social Governance Circular economy: Metrics table (continued) 1. We have revised the comparative figures. Read more in Sustainability statements – Circular economy: Additional disclosures – Methodology on metrics

Methodology on targets This section outlines the methodology used to define and measure our circular economy targets. As we are currently in the process of updating our circular economy strategy, we anticipate introducing new and revised targets. Parts and tools Achieve a 90% reuse rate of parts returned from the field and factory by 2025 For this target, we take into account the percentage of parts that contributed to a circular economy in the reporting year, measured in value, and based on return and recondition rates. The reuse and repair centers in Wilton (United States), Hwaseong (South Korea), and Beijing (China) are not included in the reported metric. We aim to improve data for these locations and to incorporate this into the metric in the future. NPR waste (hazardous and non-hazardous) Achieve 322 kg of waste from operations (excluding construction and demolition waste) / per €m revenue by 2025 Kilograms of waste are determined via information from our waste disposal contractors and reported in our EMS, which allows us to monitor progress toward our target. Achieve a 65% recycling rate of waste from operations (excluding construction and demolition waste) by 2025 The recycling rate is calculated based on information on waste disposal methods provided by our waste disposal contractors. Construction and demolition waste Construction and demolition waste is excluded from our targets because it does not result from our daily operations. The amount also tends to fluctuate over the years and can therefore make the trend of the target metric unclear. However, construction waste is included in our actuals. Methodology on metrics Systems Percentage of systems sold over the past 30 years still active in the field by 2025 We monitor the number of active systems in our installed base – including our EUV, DUV and PAS 5500 systems – and have calculated the percentage of all EUV, DUV and PAS 5500 systems ever sold that are still in use. Some systems in the field may not be serviced by ASML, but remain operational – for the indicator ‘% of active systems’, we apply assumptions for this portion. Based on historical information and experience, we estimate that of the machines no longer serviced by ASML, 33% are still active in the field. E5-4 Resource inflows Resource inflows The resource inflows needed to build our systems consist of products, materials and their packaging. Some inflows contain critical raw materials and rare earths, including tantalum, tungsten, tin and gold. To estimate the total weight of products and materials used, we apply an indirect approach based on outbound shipment and waste records. These records cover both installed base flows (service parts and upgrades) and sales flows (new and refurbished systems). The key assumption underlying this methodology is that the weight of outbound shipments and waste (excluding construction and demolition waste) is representative of the weight of inbound goods. Presenting comparative information: resource inflows In 2024, despite our significant efforts to gather the necessary information, we were unable to provide data that fully met the requirements. Consequently, in 2024, we reported a ‘-’ for the metrics marked with footnote (1) in the Metrics table. In 2025, an estimation approach was developed that now also allows us to report comparative information. Secondary and recycled materials To determine the weight of secondary materials used, we add up all goods movements for parts and packaging. The weight of recycled components in our inflow is estimated. For one of our systems a full breakdown of the mass per material category is made by subject-matter experts. Subsequently, we determine the average recycled mass per material from public sources. The resulting weighted average of the share of recycled components is applied to the weight of our inflow. Packaging weight is estimated based on the turnaround factor in euro’s of newly bought transport materials compared to the total amount of re-used transport materials during the year. For materials where weight data is not available, the weight is estimated by applying the median, outlier-adjusted convergence factor per kilogram derived from known packaging weights. A component can be both recycled and reused. To avoid double-counting, recycled components (including packaging) are only counted for the first time they enter the production process. Reused components (including packaging) are counted at every subsequent entry the component makes into the production process in the reporting year. Biological materials We use wood in our packaging. If certified according to the standards of the Forest Stewardship Council (FSC) or the Programme for the Endorsement of Forest Certification (PEFC), we consider it sustainably sourced. In using wood in our packaging, we support the cascading use of wood principles – a strategy to use raw biomass materials in chronologically sequential steps as long, often and efficiently as possible for materials, and only to recover energy from them at the end of the product lifecycle. It is the intention that increased cascading use of wood will contribute to more resource efficiency and consequently reduce pressure on the environment. E5-5 Resource outflows Durability We have a shared interest with our customers to extend the lifetime of our systems as long as possible. This starts with the ability of our products, components and materials to remain functional and relevant when used as intended. There is no industry average for our products. Repairability There is no established rating system for repairability of our products. As a result we have not included a related metric. Recyclable content in products and their packaging The weight of recyclable content in our outflow is estimated. For one of our machines a full breakdown was made of the mass per material category by subject-matter experts. Subsequently, we determined the average recyclable mass per material from public sources. The resulting weighted average of the share of recyclable content is applied to the weight of our outflow. Waste The waste we report contains that which we own or control. Waste disposal methods are reported by our waste disposal contractors. For (leased) office locations where waste hauler data is not available, office waste is estimated based on square meters – with the average office waste per square meter for comparable offices as a proxy. Presenting comparative information: Waste In 2025 we identified and included waste that is classified as waste from our own operations but occurring at third-party warehouse locations that had not been previously captured. The comparative waste figure (increase of 1,101 tonnes) and waste intensity target (increase from 295 to 322 kg per €m revenue) are revised accordingly. As from 2025, next to construction and demolition waste reported by our waste haulers, we are able to also include waste generated by construction companies contracted by ASML. Because we do not have actual data for all construction sites we estimated the waste data for those sites by multiplying project spend of the reporting year by region-specific ASML average construction and demolition waste factors. Using the same conversion factors, we estimated the comparative information and revised accordingly (increase of 12,682 tonnes). Radioactive waste Our total outflow of radioactive waste is determined in accordance with article 3(7) of Council Directive 2011/70/Euratom. Not the full weight reported is radioactive. The amount we report is the complete weight of products with a radioactive coating, as it is not possible for us to make a reliable split. The products are stored (indefinitely) at the Central Organization for Radioactive Waste (COVRA) – a facility owned by the Dutch government. Preparation for reuse Preparation for reuse consists of checking, cleaning, and/or repair and recovery operations, by which products or components of products that have become waste are prepared so they can be reused without any other preprocessing. Non-recycled waste (including preparation for reuse) This metric gives the total of all our waste that is not recycled and includes waste prepared for reuse. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 198 General disclosures Environmental Social Governance Circular economy: Additional disclosures

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EU Taxonomy at a glance

All figures based on EU-IFRS

Overview

The EU Taxonomy Regulation (EU 2020/852) is a core part of the European Green Deal.

It supports the flow of capital toward more sustainable economic activities by creating a common language and standardized reporting methodology that helps determine which activities can and cannot be considered 'environmentally sustainable'.

The EU Taxonomy requires companies to report to what extent their economic activities are Taxonomy-eligible and aligned. For the 2025 reporting period, non-financial undertakings are required to disclose the proportion of KPIs that relate to sustainable activities. These KPIs include turnover, capital expenditure (capex), and operational expenditure (opex). The disclosure indicates which activities are eligible and aligned with one or more of the six environmental objectives:

1. Climate change mitigation (CCM)
2. Climate change adaptation (CCA)
3. Sustainable use and protection of water and marine resources (WTR)
4. Transition to a circular economy (CE)
5. Pollution prevention and control (PPC)
6. Protection and restoration of biodiversity and ecosystems (BIO)

Summary of Taxonomy-aligned and eligible activities

The table below provides an overview of the proportion of turnover, capex and opex from products or services associated with Taxonomy-eligible and Taxonomy-aligned economic activities.

Financial year 2025

					Breakdown by environmental objectives of Taxonomy aligned activities										
KPI (1)	Total (2)	Proportion of Taxonomy eligible activities (3)	Taxonomy aligned activities (4)	Proportion of Taxonomy aligned activities (5)	Climate change mitigation (6)	Climate change adaptation (7)	Water (8)	Circular Economy (9)	Pollution (10)	Bio-diversity (11)	Proportion of enabling activities (12)	Proportion of transitional activities (13)	Not assessed activities considered non-material (14)	Taxonomy aligned activities in previous financial year (N-1) (15)	Proportion of Taxonomy aligned activities in previous financial year (N-1) (16)
	€, in millions	%	€, in millions	%	%	%	%	%	%	%	%	%	%	€, in millions	%
Turnover	32,667.3	98%	0.0	0%									0.2%	0.0	0%
Capex	2,811.3	87%	6.7	0.25%	0.25%						0.2%		9%	74.1	2%
Opex	3,864.8	94%	0.0	0%									6%	0.0	0%

The basis for preparation, reporting scope, eligibility overview and overviews of turnover, capital expenditure and operational expenditure, including environmental objectives, key activities and alignment assessments follow on the next pages.

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EU Taxonomy at ASML

Basis for preparation

We prepared our EU Taxonomy disclosure in accordance with Regulation EU 2020/852 as supplemented with Commission Delegated Regulations EU 2021/2139, EU 2021/2178 and EU 2023/2486, as well as Commission Notices answering frequently asked questions about EU Taxonomy reporting.

Furthermore we have incorporated the simplifications adopted in the form of Delegated Regulation EU 2026/73 published January 8, 2026, amending the Taxonomy Disclosures, Climate and Environmental Delegated Regulations. Our methodology has not changed as a result of this.

For the EU Taxonomy assessment, we applied a materiality threshold to focus on the activities with the highest environmental impact in line with the adopted simplification. Activities can be considered non-material if they account for less than 10% of our total revenue, capex or opex. EU Taxonomy activities can have a substantial contribution to multiple environmental objectives. To avoid any double counting, we apply a top-down allocation of activities included in the denominator and assign the corresponding share to the numerator of turnover, capex and opex. Where an activity could relate to multiple environmental objectives, we determine the most appropriate objective based on the nature of the activity and the intention with which it is performed.

Our assessment was based on our interpretations of how the regulation applies to our business activities and the impact thereof on eligibility and alignment. Future guidance could result in more accurate definitions and altered decision-making in meeting reporting obligations that may come into force, which could impact future EU Taxonomy reporting. Each step is discussed in the following section.

Reporting scope

EU Taxonomy has been prepared on a consolidated basis, the scope of which is the same as for the Consolidated financial statements in line with the EU-IFRS. No subsidiaries are exempt.

Nuclear and fossil gas related activities

We do not have any economic activities related to nuclear energy and fossil gas, meaning the Complementary Climate Delegated Act of EU Taxonomy is considered not relevant.

Minimum safeguards

Article 18 of EU Taxonomy outlines the minimum safeguards (MS) criteria that must be met for an economic activity to be considered Taxonomy-aligned. These safeguards act as minimum governance standards to ensure that while an activity contributes to an environmental objective, it does not, for example, breach human rights law – the MS essentially work to mandate a just transition.

The MS can be categorized into four topics: human rights (including labor and consumer rights), anti-bribery and anti-corruption, taxation and fair competition.

Eligibility overview

The table to the right indicates the environmental objective, eligible activity and the related KPI. We identified two additional eligible activities compared to 2024, being activity CCM 4.16 (installation and operation of electric heat pumps) and CCA 14.2 (flood risk prevention and protection infrastructure).

The following sections present the assessment of the technical screening criteria, the minimum safeguards, calculation methodology, and the proportion of the KPIs that are Taxonomy-eligible and aligned.

Read more in the ASML Code of Conduct and our Human Rights Policy at asml.com

Environmental objective	Taxonomy-eligible activity	Related KPI
Circular economy (CE)	1.2 Manufacture of electrical and electronic equipment	Turnover, opex, capex
Climate change mitigation (CCM)	4.1 Electricity generation using solar photovoltaic technology	
Climate change mitigation (CCM) and Climate change adaptation (CCA)	4.9 Transmission and distribution of electricity	Capex
Climate change mitigation (CCM)	4.16 Installation and operation of electric heat pumps	
Circular economy (CE)	5.1 Repair, refurbishment and remanufacturing	
	5.2 Sale of spare parts	Turnover
	5.4 Sale of second-hand goods	
Climate change mitigation (CCM) and Climate change adaptation (CCA)	7.2 Renovation of existing buildings	Capex
	7.7 Acquisition and ownership of buildings	
Climate change adaptation (CCA)	14.2 Flood risk prevention and protection infrastructure	Capex

The EU Taxonomy alignment assessment considers whether the economic activity:

- Is included in the EU Taxonomy list of eligible activities (step 1).
- Makes a substantial contribution to at least one of the environmental objectives (step 2).
- Does not significantly harm (DNSH) any of the other objectives (step 3). The substantial contribution and DNSH criteria are collectively referred to as the 'technical screening criteria'.

The alignment assessment also considers whether the company meets minimum safeguards constituted chiefly by the OECD Guidelines and UN Guiding Principles (step 4).

If all criteria are met, the economic activity is considered Taxonomy-aligned and included in the KPIs (turnover, capex, opex) proportion of Taxonomy aligned activities (step 5).

We apply a five-step approach to our EU Taxonomy assessment

1. Identification of eligible activities > 2. Substantial contribution > 3. Do no significant harm > 4. Compliance with minimum safeguards > 5. KPI

Eligibility + Compliance with technical screening criteria + Compliance with minimum safeguards = Alignment with Taxonomy

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Turnover

Taxonomy eligibility and alignment assessment

We assessed the eligibility and alignment of our economic activities in 2025 against the relevant environmental objectives.

Turnover

The cornerstone of our circular approach is our modular design strategy, which allows us to upgrade a system without replacing the entire product. Extending a product's lifetime is also possible by refurbishing systems after their use, and repurposing them for other customers and semiconductor environments.

Our total turnover under the EU Taxonomy Regulation comprises the total net sales in the Consolidated statement of profit or loss in the Consolidated financial statements. We consider our net system sales (new systems) and certain activities related to net service and field option sales, such as installation and relocation, as eligible for CE 1.2 Manufacture of electrical and electronic equipment.

Net service and field option sales considered eligible under CE 5.1 Repair, refurbishment and remanufacturing, include warranties and service contracts to extend a product's lifetime and restore or improve performance or functionality. Spare parts are offered to customers when needed, which qualifies under CE 5.2 Sale of spare parts, while the resale of systems previously used by customers falls under CE 5.4 Sale of second-hand goods. Non-eligible turnover relates to activities outside the scope of the Climate and Environmental Delegated Acts, such as software, training, and other service projects. Activities below the threshold compared to the overall turnover, as defined by the EU Taxonomy Regulation, have been excluded and are reported as 'not assessed activities considered non-material'. For turnover, these relate to our non-material subsidiaries.

For all our eligible circular economy activities, we assessed the technical screening criteria to determine the conditions under which the activities qualified as substantially contributing to the transition to a circular economy, and whether those activities caused no significant harm to any of the other environmental objectives.

The Manufacture of electrical and electronic equipment (CE 1.2) and the other activities related to turnover (Repair, refurbishment and remanufacturing (CE 5.1), Sale of spare parts (CE 5.2) and Sale of second-hand goods (CE 5.4)) did not meet the technical screening criteria. This is mainly because we do not meet all the requirements on design for recyclability and dismantling, public disclosure of information on substances of concern, and providing standardized end-of-life information to customers. Although our systems are built in a modular way, their high level of engineering complexity, the large number of individual parts, and the fact that components are not always separable (for example due to glued or bonded assemblies) mean that not all components can be reused or recycled. As a result, we do not have a waste management plan that ensures reuse or recycling of all materials across the thousands of parts in each system. We will continue to focus on increasing the number of components that can be reused or recycled and on extending the lifetime of systems through refurbishment and redesigning parts to prevent obsolescence. These constraints also apply to activities CE 5.1 and CE 5.4.

For this reason, we are reporting 0% aligned activities for these economic activities. Given the nature and complexity of our systems and the strict, prescriptive requirements of the EU Taxonomy, the criteria are not expected to be achievable in full for our activities in the foreseeable future, despite our efforts. We currently do not have objectives and plans (capex plans as referred to by the Disclosures Delegated Act) aimed at achieving alignment for these economic activities.

Read more in Sustainability statements – Environmental – Circular economy – Parts and tools

Turnover



Not eligible	2.1%
Eligible – Not aligned	97.7%
Eligible – Aligned	0%
Not assessed activities considered non-material	0.2 %

Financial year 2025

Economic activities (1)	Code (2)	Taxonomy eligible KPI (Proportion of Taxonomy eligible turnover) (3)	Taxonomy aligned KPI (monetary value of turnover) (4)	Taxonomy aligned KPI (Proportion of Taxonomy aligned turnover) (5)	Environmental objective of Taxonomy aligned activities: Climate change mitigation (6)	Climate change adaptation (7)	Water (8)	Circular Economy (9)	Pollution (10)	Bio-diversity (11)	Enabling activity (12)	Transitional activity (13)	Proportion of Taxonomy aligned in Taxonomy eligible (14)
		%	€, in millions	%	%	%	%	%	%	%	(E where applicable)	(T where applicable)	%
Manufacture of electrical and electronic equipment	CE 1.2	82%	0.0	0%				0%					0%
Repair, refurbishment and remanufacturing	CE 5.1	14%	0.0	0%				0%					0%
Sale of spare parts	CE 5.2	0.2%	0.0	0%				0%					0%
Sale of second-hand goods	CE 5.4	2%	0.0	0%				0%					0%
Sum of alignment per objective								0%					
Total		**98%**	**0.0%**	**0%**				**0%**					**0%**

The proportion of total capex relating to Taxonomy- eligible activities is determined by assessing the economic activities for each significant asset group. Asset groups below the threshold compared to the overall capex, as defined by the EU Taxonomy Regulation, have been excluded and are reported as ‘not assessed activities considered non-material’. Our total capex under the EU Taxonomy Regulation comprises the following items in the Consolidated financial statements: • Additions in property, plant and equipment (Note 13) • Additions in intangible assets, net (Note 12) • Additions to right-of-use assets and lease liabilities (Note 14) We renovated multiple buildings over the last year. The corresponding capex is considered eligible under activity CCM 7.2 and CCA 7.2 Renovation of existing buildings, as the focus of the renovation was to improve energy efficiency rather than circularity (CE 3.2). We also carried out several construction projects. The capex corresponding to these projects is considered eligible under economic activity CCM 7.7 and CCA 7.7 Acquisition and ownership of buildings. In cases where the construction included the installation of electric heat pumps, the related capex is considered separate from CCM 7.7 and CCA 7.7 and eligible under CCM 4.16 Installation and operation of electric heat pumps. Additionally, we undertook a flood prevention project to protect our cleanrooms from flooding. The corresponding capex is considered eligible under CCA 14.2 Flood risk prevention and protection infrastructure. The capex related to Taxonomy-eligible activities includes eligible capitalized R&D costs. R&D is an integral part of our operations, and it relates to the design, manufacturing and technology of our products – which is eligible under CE 1.2 Manufacture of electrical and electronic equipment. Similarly, capex related to machinery and equipment is associated with our Taxonomy-eligible economic activity CE 1.2. Non-material activities relate to subsidiaries, right-of-use assets, office furniture and equipment, and smaller construction projects, which individually and collectively fall below the materiality threshold and are therefore presented as ‘not assessed activities considered non-material’. Capital expenditure < Not eligible 3.4% < Eligible – Not aligned 87.0% < Eligible – Aligned 0.2% < Not assessed activities considered non-material 9.4% For all our eligible capex activities, we assessed the technical screening criteria, consisting of the substantial contribution and DNSH criteria. For all eligible construction and renovation activities, we conducted a physical climate risk assessment in accordance with Appendix A to the Climate Delegated Act, as required to meet the DNSH criteria. In 2025, we continued to apply the TCFD guidelines to assess physical and transition risks and opportunities under both a 1.5°C and a 4°C climate scenario. The assessment also considered the impacts of climate- related risks and opportunities, including the potential effect on ASML through its suppliers and customers. The risk of physical climate hazards at the construction sites was rated ‘low’, meaning the DNSH criteria were met without the need for adaptation measures. The full results of the assessment, including the identification of mitigating measures, are further integrated into our ERM process. Read more in our TCFD Report: Climate-related disclosure, available at asml.com STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 202 General disclosures Environmental Social Governance Capital expenditure

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Capital expenditure (continued)

Additions to property, plant and equipment:

The buildings in scope for renovation (CCM 7.2 and CCA 7.2) that met the substantial contribution criteria by reducing the primary energy demand by more than 30% did not meet the DNSH criteria relating to water-usage – and, as such, we report 0% alignment on CCM 7.2 and CCA 7.2.

Investment decisions related to newly constructed or renovated buildings were not based on the detailed EU Taxonomy technical screening criteria. However, other sustainability considerations were applied: where relevant, projects were assessed using the criteria and governance processes defined in our Green Bond Framework.

A subset of buildings included in scope for CCM 7.7 and CCA 7.7 Acquisition and ownership of buildings meet the technical screening criteria, resulting in 0.2% of aligned activities. Our eligible investments in solar panels (CCM 4.1) also meet the technical screening criteria, resulting in an additional 0.05% of aligned activities.

Our investments in the energy grid in Veldhoven (CCM 4.9 and CCA 4.9), the installation of electric heat pumps (CCM 4.16) and our flood prevention project (CCA 14.2) did not meet the technical screening criteria. Although we are continuously working to improve responsible waste handling and recycling practices, we were not able to demonstrate full alignment with the DNSH requirements related to waste management for these activities.

Since the technical screening criteria for our activities under circular economy (CE 1.2) are not met as described in the section 'Turnover', we also report 0% alignment related to additions to machinery and equipment.

Additions to right-of-use assets and lease liabilities:

Additions to right-of-use assets were considered below the threshold compared to the overall capex, as defined by the EU Taxonomy Regulation. They have been excluded and are reported as 'not assessed activities considered non-material'.

Additions to intangible assets:

Since the technical screening criteria for our activities under circular economy (CE 1.2) are not met as described in the section 'Turnover', we also report 0% alignment related to capitalized R&D costs.

Capex

Financial year 2025

Economic activities (1)	Code (2)	Taxonomy eligible KPI (Proportion of Taxonomy eligible capex) (3)	Taxonomy aligned KPI (monetary value of capex) (4)	Taxonomy aligned KPI (Proportion of Taxonomy aligned capex) (5)	Environmental objective of Taxonomy aligned activities: Climate change mitigation (6)	Climate change adaptation (7)	Water (8)	Circular Economy (9)	Pollution (10)	Bio-diversity (11)	Enabling activity (12)	Transitional activity (13)	Proportion of Taxonomy aligned in Taxonomy eligible (14)
		%	€, in millions	%	%	%	%	%	%	%	(E where applicable)	(T where applicable)	%
Manufacture of electrical and electronic equipment	CE 1.2	55.3%	0.0	0%				0%					0%
Electricity generation using solar photovoltaic technology	CCM 4.1	0.05%	1.3	0.05%	0.05%								100%
Transmission and distribution of electricity	CCM 4.9 CCA 4.9	1.3%	0.0	0%	0%	0%							0%
Installation and operation of electric heat pumps	CCM 4.16	0.5%	0.0	0%	0%								0%
Renovation of existing buildings	CCM 7.2 CCA 7.2	6.2%	0.0	0%	0%	0%							0%
Acquisition and ownership of buildings	CCM 7.7 CCA 7.7	23.3%	5.4	0.2%	0.2%	0.2%					E		0.8%
Flood risk prevention and protection infrastructure	CCA 14.2	0.3%	0.0	0%		0%							0%
Sum of alignment per objective					**0.25%**	**0.2%**		**0%**					
Total		**87%**	**6.7**	**0.25%**	**0.25%**	**N/A**		**0%**			**N/A**		**100.8%**

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Operational expenditure

EU Taxonomy defines the denominator of the opex KPI as any direct non-capitalized costs that relate to R&D, building renovation, short-term lease, maintenance and repair, and any other direct expenditures relating to the day-to-day servicing of assets of property, plant and equipment by the undertaking party, or third party to whom activities are outsourced, that are necessary to ensure the continued and effective functioning of such assets.

Under this definition, the R&D costs in the Consolidated financial statements are considered eligible under CE 1.2. The remaining opex is considered below the threshold compared to the overall opex, as defined by the EU Taxonomy Regulation. It has been excluded and is reported as 'not assessed activities considered non-material'.

Operational expenditure



Not eligible	0%
Eligible – Not aligned	94%
Eligible – Aligned	0%
Not assessed activities considered non-material	6 %

We assessed the economic activities of the R&D costs that are not capitalized but accounted for in our Consolidated statement of profit or loss associated with CE 1.2 Manufacture of electrical and electronic equipment. Since the technical screening criteria for our activities under circular economy (CE 1.2) are not met as described in the section 'turnover', we also report 0% alignment related to assets and processes associated with the economic activities under circular economy.

Opex
Financial year 2025

					Environmental objective of Taxonomy aligned activities								
Economic activities (1)	Code (2)	Taxonomy eligible KPI (Proportion of Taxonomy eligible opex) (3)	Taxonomy aligned KPI (monetary value of opex) (4)	Taxonomy aligned KPI (Proportion of Taxonomy aligned opex) (5)	Climate change mitigation (6)	Climate change adaptation (7)	Water (8)	Circular Economy (9)	Pollution (10)	Bio-diversity (11)	Enabling activity (12)	Transitional activity (13)	Proportion of Taxonomy aligned in Taxonomy eligible (14)
		%	€, in millions	%	%	%	%	%	%	%	(E where applicable)	(T where applicable)	%
Manufacture of electrical and electronic equipment	CE 1.2	94 %	0.0	0 %				0 %					0 %
Sum of alignment per objective								**0 %**					
Total		**94 %**	**0 %**	**0 %**				**0 %**					**0 %**

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Other disclosures: Water management in our own operations

Our objective

We aim to use water in our own operations responsibly, recycle efficiently and reduce our environmental impact.

Why it matters

The combination of climate change and increased water demand means droughts are becoming more extreme and unpredictable, with water becoming a scarce resource in some locations.

In comparison to the semiconductor industry as a whole, the water consumption in our own operations is relatively small. When printing patterns on wafers through lithography, our systems at our customers' sites also use relatively small amounts of water compared to other steps in the total semiconductor manufacturing process, such as chemical mechanical polishing and wafer cleaning.

Our water-related risk is therefore low compared to that of our customers. However, as a responsible business and with our sites in San Diego (US), Veldhoven (the Netherlands) and Berlin (Germany) located in areas of high water stress, we promote efficient water management and recycling across our sites and processes.

In this section we report on our water management in our own operations, although this was not identified as a material topic in our DMA.

Target and performance

In 2025, our total water consumption was 507,740 m³. We monitor and evaluate our water management and water consumption trend quarterly, but have no target for water management in our own operations.

Our actions and resources

In our factories, we use water in three key ways. Firstly, to remove heat loads and maintain the systems at a constant temperature – internal cooling circuits are all designed as 'closed-loop' (recycling) systems to limit water consumption. Secondly, these heat loads are eventually removed in cooling towers using evaporation of water, which accounts for the majority of our water consumption. And, finally, DUV systems use ultrapure water, which is currently only partially recycled.

On a global scale, in 2025 we improved the data-gathering process on our water consumption. Furthermore, at our Veldhoven campus in the Netherlands, we focused on:

- Executing a rain water capture, infiltration and storage project. The capex of this is assessed under EU Taxonomy activity CCA 14.2 flood risk prevention and protection infrastructure.
- Optimizing the reuse of ultrapure water.
- Implementing energy grid improvements to use heat from process cooling to heat buildings, reducing the cooling load by cooling towers.
- Replacing old cooling towers with hybrid ones to reduce water loss.
- Replacing sanitary equipment with water-efficient alternatives.

Water waste treatment installations can facilitate responsible wastewater management and allow for water reuse. For our water ambition we recycle our ultra-pure water at some of our manufacturing sites.

Looking ahead

We remain committed to continuously improving water efficiency by expanding closed-loop cooling systems and increasing the reuse of ultrapure water in our operations. Our focus will be on enhancing data collection and analysis to identify strategic opportunities for reduction and reuse across our sites.

Topic	Description	2025
Water consumption in our own operations (in 1,000 m³)	Total water consumption	508
	In areas at water risk, including areas of high-water stress	365
	Total recycled and reused	7
	Water intensity: Total water consumption in our own operations per revenue (in m³/€m revenue)	16

Methodology on metrics

Below we include the methodology for water consumption to reflect our integrated approach to resource efficiency and sustainable use of natural resources.

Water consumption

Water consumption, recycling, reuse and storage

Water consumption is the amount of water used by our processes and not discharged back into the water environment or to a third party over the course of the reporting period. This is calculated as the difference between water withdrawal and water discharge.

Water withdrawal is the total volume of water sourced from public water utilities used across all manufacturing operations and offices. We only source potable water. Data is provided by the water supplier for all manufacturing sites and large offices. For leased office locations where water supplier data is unavailable, water withdrawal is estimated based on the square meters leased.

Water discharge refers to the volume of water returned to sewage and wastewater treatment systems.

For manufacturing sites, data is either measured for the total site or calculated as the difference between the withdrawal and the cooling tower evaporation. For offices, the water discharge is considered to be equal to the withdrawal.

Water recycled or reused concerns the volume of water reused within our processes before we discharge it.

Water stored relates to the total capacity of water storage on site. These serve as operational back-up systems for failures in water supplies or as storage for firefighting water. We report the total volume of our water tanks (>1000 m³) used for operations and safety reasons. Following assessment, the reported volume for 2025 was zero and therefore not included in the table.

The metrics for the reporting of water are applied in 2025 for the first time. In absence of required data over 2024, it is impracticable to report comparative figures.

Areas at water risk, including areas of high-water stress

Areas at water risk are manufacturing sites with water stress scores equal to or higher than three, based on the Aqueduct Water Risk Atlas tool of the World Resources Institute (WRI). This concerns our site in San Diego.

For areas of high water stress, we consider the regions where the percentage of total water withdrawn is high (40-80%) or extremely high (greater than 80%) in the Aqueduct Water Risk Atlas. This concerns our manufacturing sites in San Diego, Veldhoven and Berlin.

Our ambition We aim to deliver responsible growth that benefits all our stakeholders – providing an attractive workplace for all, building a responsible value chain, fueling innovation in our ecosystem and being a valued partner to communities. On the following pages, we set out our approach and progress to date. Attractive workplace for all We strive to create a culture that empowers our workforce to deliver on our vision by ensuring people are proud to be part of ASML and engaged with our ambitions. We aim to attract and retain a healthy, diverse and engaged workforce. Read more on page 207 > We’ll do this by focusing on the following sub-topics: • Talent attraction, employee engagement and retention • Learning and development • Inclusion and diversity • Occupational health and safety • Labor conditions • Well-being Innovation ecosystem We’re fostering innovation through collaboration and partnerships – where trust and knowledge-sharing serves as the foundation for long-term cooperation. We aim to build a thriving, multi- regional innovation ecosystem that helps solve some of humanity’s toughest challenges. Read more on page 242 > We’ll do this by focusing on the following sub-topics: ESG innovation: • ESG-focused research • ESG-focused startups and scaleups • ESG-focused platforms and collaborations STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 206 General disclosures Environmental Social Governance Social at a glance Responsible value chain We seek to work with value chain partners that are aligned with our values and committed to upholding international environmental and human rights standards. We aim to prevent, mitigate and manage adverse environmental and human rights impacts in our value chain. Read more on page 233 > We’ll do this by focusing on the following sub-topics: • Responsible product design • Responsible supply chain • Responsible product use Valued partner in our communities We believe we have a responsibility to be a positive contributor and valued partner to the communities in which we operate. We aim to ensure that ASML and communities benefit from each other’s presence and support each other’s development. Read more on page 247 > We’ll do this by focusing on the following sub-topics: • Attractive communities • Inclusive communities • Investing in STEM education

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Attractive workplace for all

We aim to attract and retain a healthy, diverse and engaged workforce

Key
- On track / achieved
- Off track / not achieved

Why it matters

...for the planet



As an employer we have a responsibility to provide a working environment where people can develop their talents, feel respected and safe, and be healthy and thrive. We want to foster an exceptional workplace for our exceptional talent.

This includes creating an inclusive culture where people are supported in their learning, leadership, advancement and well-being – and where international human rights are upheld and fair employment opportunities are provided.

By prioritizing employee development and well-being, we also empower employees to contribute meaningfully to their communities.

...for ASML



As a key partner in the semiconductor ecosystem, we have a responsibility to deliver the technology our customers need to drive innovation – and healthy, diverse, engaged, highly skilled people are key to our performance and long-term success.

To maintain our fast pace of innovation, we need to attract and retain the best talent. By investing in our people, we help them reach their full potential and enable us to keep powering technology forward.

ASML is preparing for a period of significant business growth – strong leadership, people development and inclusion will be crucial for this and for our future success.

Our sub-topics

- Talent attraction, employee engagement and retention
- Learning and development
- Inclusion and diversity
- Occupational health and safety
- Labor conditions
- Well-being

Our 2025 progress

Employee engagement score (three-year rolling average)

78.9%

2024: 78.9% vs. benchmark -2.1%

2025 target: >-2.0% vs. top 25% performing companies. Employee engagement score against benchmark 2025 -2.3% (Off track / not achieved)

Employee inclusion score (three-year rolling average)

80.2%

2024: 82.4% on par vs. benchmark

2025 target: >-3.0% vs. top 25% performing companies. Employee inclusion score against benchmark 2025 -0.6% (On track / achieved)

Attrition rate

4.1%

2024: 3.8%

2025 target: <7% (On track / achieved)

Gender diversity: % inflow of women (all job grades)

29%

2024: 26%

2025 target: 24% (On track / achieved)

Gender diversity: % representation of women in job grade 13+

16%

2024: 12%

2026 target: 14% (On track / achieved)

Gender diversity: % inflow of women to job grade 9+

28%

2024: 30%

2025 target: 24% (On track / achieved)

Our material impacts, risks and opportunities relating to Attractive workplace for all. Own operations Impact on employees by providing fair labor conditions and associated risk of (perception of) unfair working and employment conditions at ASML, affecting ability to engage and retain talent (Labor conditions) Impact on employees by facilitating knowledge and skills development which contribute to continued employability and professional growth, and associated risk of failure to attract, develop and retain talents with adequate skills and knowledge (Learning and development) Potential impact in case of failure to effectively manage employees’ well-being and work-life balance, including excessive overtime, resulting in stress, health issues and increased likelihood of accidents, and associated risk of failure to engage and retain talent (Well-being) Potential impact on workers in case of failure to manage occupational health and safety, and associated risk in case this impact materializes (Occupational health and safety) Potential impact on workers’ right to freedom of association, collective bargaining and social dialogue in certain regions (Labor conditions) Potential impact on workers as a result of discrimination and unequal treatment, including pay inequality, as well as violence and harassment in the workplace (Inclusion and diversity) Failure to comply with health- and safety-related regulations or implement effective health and safety practices could result in liabilities and reputational risk (Occupational health and safety) Failure to comply with labor law could lead to sanctions, financial loss or reputational damage (Labor conditions) STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 208 General disclosures Environmental Social Governance Attractive workplace for all (continued) Key Actual positive impact Risk Potential positive impact Opportunity Actual negative impact Potential negative impact

Our approach Our people strategy builds on a solid foundation and the strength of our culture and values. It defines how we develop our people and scale our organization to secure our business ambitions. Read more in Strategic report – Our business – Our business strategy – Create an exceptional workplace Our Attractive workplace for all approach applies to all employees within the ASML group of companies. In some cases, its scope extends to non-employees. Announcement of changes in the Technology and IT organizations in 2026 In our January 2026 All-employee meeting, we announced our intention to strengthen our focus on engineering and innovation through the streamlining of the Technology and IT organizations. The proposed changes could ultimately result in a net reduction of around 1,700 positions, mainly in the Netherlands and some in the United States. In supporting our employees, we have created dedicated channels for all and planned information sessions for those directly affected. In 2026, we will work closely with our social partners to discuss the intent and extent of these changes while adhering to local laws, and upholding commitment to act responsibly – with care, speed, transparency, and fairness. Read more in Strategic report – In conversation with our CEO The Attractive workplace for all approach is closely linked to our Code of Conduct, the RBA Code of Conduct, our Human Rights Policy and Group Diversity and Inclusion Policy. Read more in Sustainability Statements – General disclosures – ESG sustainability governance – Environmental and human rights due diligence and our Human Rights Policy and Group Diversity and Inclusion Policy at asml.com Material topics We have identified the following material workforce-related sub-topics: • Talent attraction, employee engagement and retention • Learning and development • Inclusion and diversity • Occupational health and safety • Labor conditions • Well-being Levers for action Talent attraction, employee engagement and retention Attracting, engaging and retaining talent requires us to provide an outstanding experience for all (potential) employees. Each of our Attractive workplace for all sub topics are designed to help us realize this, as well as focus on strengthening our employer value proposition, providing feedback tools and maintaining attractive remuneration. Talent attraction To attract the talent, we leverage labor market intelligence and strengthen our employer value proposition through employer branding activities. In addition, we run talent engagement activities and maintain a talent database to sustain ongoing conversations with potential future employees. Employer brand rankings provide us with useful insights into priority target groups, helping us improve the candidate experience and accelerate hiring. Employee engagement Employee engagement depends on a wide variety of factors, such as well- being, onboarding experience, learning and development, inclusion and diversity (I&D), labor practices and leadership. Their overall impact is measured by our annual employee engagement survey – a crucial tool for collecting employee feedback that provides insights enabling us to improve the employee experience and refine our policies. Employee retention Employee retention is important for maintaining knowledge, team stability and efficiency. It depends on the success of a wide range of internal activities, as well as external factors in the job market such as maintaining attractive remuneration. We review and adjust our pay scales every year, using third-party market benchmarks from selected peer companies – enabling us to offer competitive remuneration packages. We recognize that employees leaving also presents an opportunity to bring in new – and enhance existing – talent. We therefore strive for a healthy attrition rate – that is, the percentage of employees leaving the company – and monitor attrition. Learning and development We’re committed to providing employees with the knowledge, skills and competencies needed to maintain our technological leadership and keep pace with innovation. Learning The ASML Academy brings together all our learning and knowledge-management efforts, making it easy for employees to access the resources they need to succeed in their roles. Our approach follows the 70:20:10 learning model: 70% on-the- job learning, 20% coaching and 10% training courses. Employee feedback and our global dashboard helps us continuously improve by monitoring the quality and impact of our learning initiatives. Development We encourage employees to take ownership of their personal development and career growth. We offer tailored development opportunities and promote internal job mobility. We strive to provide employees with continuous support in their development and performance through regular performance reviews and by sharing career development opportunities. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 209 General disclosures Environmental Social Governance How we are managing attractive workplace for all

Levers for action (continued) Our annual performance cycle – Develop & Perform (D&P) – includes key moments throughout the year: • Goal setting: Aligning individual and team goals to ASML strategy and values, and documenting development items and longer-term ambitions. • Development conversations: Recommended at least twice a year to discuss feedback, progress, behavior and recognition – focusing on growth and next steps. • End-of-year summary: Recognition and reward for individual contributions and sharing of performance ratings. To ensure balanced performance ratings, managers assess how well employees meet expectations in three areas: job responsibilities, goal achievement and behavior. Our ASML Berlin GmbH employees have not yet been fully integrated into the D&P program. To guide our D&P approach, we track the percentage of our employees with a performance rating and/or at least one development item. Inclusion and diversity We are dedicated to building a safe and inclusive environment where everyone feels valued, respected and can fully contribute. We believe unique and diverse teams are essential to our success, fueling innovation and creativity across our organization. We’re committed to treating everyone fairly and equally, to being an equal-opportunity employer, and to cultivating an inclusive and diverse workforce. Aligning with our Code of Conduct, we do not tolerate any form of discrimination, harassment, bullying or retaliation. We aim to hire, promote and compensate our workforce without regard to age, race, color, religion, sex, gender, gender identity or expression, sexual orientation, national origin and/or other characteristics. We make reasonable accommodations to enable everyone – including employees who are neurodiverse, or who have special needs or disabilities – to effectively perform their jobs. Our Global Inclusion and Diversity Council (GIDC), chaired by the CEO, comprises senior leaders who shape and oversee our I&D program that consists of 14 sponsored projects which cover a broad range of I&D topics. The GIDC proposes initiatives to the Board of Management (BoM), promotes and monitors I&D initiatives, and leads company-wide accountability for our goals. A dedicated I&D team drives the initiatives across ASML. There is a US I&D Council with a similar make-up of US business leaders. We track our progress primarily through employee feedback and performance indicators such as our inclusion score. On April 21, 2025, the US executive order (14173) titled, “Ending Illegal Discrimination and Restoring Merit-Based Opportunity,” took effect. We implemented two changes to comply with the requirements therein while staying true to our values. US employees are now excluded from the scope of our diversity targets and KPIs, and diversity metrics have been removed from the performance share plans applying to senior management in the US. Read more in Sustainability statements – Social – Attractive workplace for all – Inclusion and diversity and in our Group Diversity and Inclusion Policy at asml.com Occupational health and safety We strive to provide injury-free, healthy working conditions for everyone on our premises – including employees, non- employee workers, suppliers, customers and visitors – by eliminating hazards, reducing safety risks and preventing occupational ill health. While risk cannot be entirely eliminated, we take a proactive approach at all levels to identify and mitigate potential issues. This includes minimizing risks by design, and providing people with the right protection, procedures and processes to keep them safe. To achieve our ongoing ambition of zero recordable work-related injuries and illness, we focus on our Environmental Health and Safety (EHS) management system, safety culture and training. We follow legal and government guidelines and requirements, and strive to meet industry best practices. Our EHS and Business Continuity Committee, chaired by the COO, oversees and approves our EHS strategy. Line managers are responsible for day- to-day EHS performance, supported by the EHS Competence Center (EHS experts) – which defines standards, shares best practices and helps managers implement them. We track our targets and actions through our recordable incident rate. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 210 General disclosures Environmental Social Governance How we are managing attractive workplace for all (continued)

Levers for action (continued) Labor conditions We aim to provide fair labor conditions and social protection for all our workers, regardless of their location and whether they are on fixed or temporary contracts. This includes, in accordance with local laws, respecting the rights of all workers to form and join trade unions of their own choosing, to bargain collectively and to engage in peaceful assembly – as well as the right for workers to refrain from such activities. We are committed to paying fair and balanced salaries and benefits. Employee wages must, at a minimum, comply with all applicable wage laws, including those relating to living wages, equal wages for all genders, overtime hours and legally mandated benefits. We believe we have robust, longstanding compensation policies in place that aim to ensure people performing and working in similar jobs are paid similarly. This is reflected in how our pay structures are designed, taking account of pay progression to align with our employees’ growth within roles as well as progression to new roles. We are transparent with our employees around our compensation policies and practices, and our Rewards team continually works to ensure our policies and processes are fairly and universally applied. We periodically review how our remuneration compares with the market benchmark for technology professionals in the regions we operate in and, where necessary, make changes to policies and levels. Meeting adequate living-wage requirements means ensuring employees earn salaries that meet their and their families’ basic needs to maintain an adequate standard of living, in the circumstances of each country where we operate. We compare our lowest base salary with the local minimum wage and local living wage in the countries and regions where we operate. We strive to respect the right to rest and leisure, including reasonable working hours. Work weeks are not to exceed the maximum set by local laws, where stipulated – otherwise, we apply the International Labor Standards of the International Labour Organization (ILO) and the RBA norms, including those applicable to overtime hours. Unless local laws stipulate otherwise, work weeks should not be more than 60 hours including overtime, except in an emergency or unusual situation. The standard in the locations where we operate is 40 hours on average. We monitor the effectiveness of our policies and actions regarding labor conditions by tracking employee engagement, compliance with local laws and a set of performance indicators – including the number and percentage of employees covered by collective bargaining agreements and worker representation, the percentage paid an adequate wage, incidents reported via our Speak Up Service, and occupational health and safety incidents reported via our EHS management system. Well-being We support our employees in achieving a balance between family and work at different stages of their life. We look at well-being holistically and strive to integrate it into everyone’s day-to-day work. We have identified four well-being dimensions around which our programs, tools and resources are provided: mental; physical; social; and financial. Our well- being framework brings together all of our well-being activities to drive initiatives both globally and regionally to meet local needs. Well-being offerings include general support, training and masterclasses, well-being events, and physical and mental health checks for employees (and in some cases non-employee workers). We have an employee assistance program in all countries, offering support for employees with personal and/or work-related problems that may impact their job or mental or emotional well-being. Our employee well-being score provides insights into our well-being approach. Our established OHS management system is implemented at all our sites and customer services locations worldwide, covering everyone whose workplace is controlled by ASML – including all our employees and other workers not employed by us. The system is designed to effectively integrate OHS objectives, plans, processes, standards and behaviors into their daily work. The system is structured in accordance with the ISO 45001 (occupational health and safety) standard, and is assessed annually as part of our internal corporate EHS audit program. Our OHS management system covers: • Safety training and engagement: Our people are trained on safety requirements, and anyone accessing our premises and customer sites – including contractors and suppliers – are informed of our safety rules and requirements. Role- based mandatory training is defined and dependent on the risk profile of work activities. Regular evaluations are complemented by ‘Safety Gemba Walks’, where managers visit workplaces to assess safety performance and strengthen our safety culture. Appropriate action is taken to mitigate risks identified and ensure continuous improvement. • Incident reporting: To improve OHS performance, we encourage people to speak up whenever they encounter safety risks – and every worker is empowered to stop working if they feel unsafe. Together with their manager and EHS expert, they can identify a safe way of working so the work can resume. We record and investigate all incidents and high-risk unsafe situations to determine the root cause, and take actions to prevent recurrence. • Hazard and risk evaluations: Our OHS risk evaluations are integrated into our ERM framework. Our EHS experts review and monitor incident reports, root cause analyses and operational changes, as well as requirements based on OHS frameworks and local laws, to support the timely identification of hazards and risks. These risks are compiled into a heatmap, which we review annually and which helps prioritize and guide our safety initiatives. • Safety maturity assessment: Every three years, we perform a global safety assessment survey to measure the safety perception of our employees. These assessments guide our safety culture improvement roadmaps for teams. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 211 General disclosures Environmental Social Governance How we are managing attractive workplace for all (continued) Our Occupational, Health and Safety (OHS) management system

Process for engaging We encourage our employees and their representatives to openly communicate and share ideas and concerns with management about working conditions and management practices, without fear of discrimination, retaliation, intimidation or harassment. Read more in Strategic report – Our business – Engaged stakeholders – Employees We use insights from engagement with our employees to inform our people strategy at all stages, including impact assessment, policy development, target-setting and actions. Our CEO has operational responsibility for ensuring this engagement occurs and that the insights are applied. We also use our annual employee survey to assess the effectiveness of our overall engagement with employees. In addition to the direct channels available, we engage in regular dialogue with workers’ representatives, including duly elected and trade union representatives. Duly elected workers’ representatives Works councils have been established in the Netherlands and in Berlin, Germany. In Japan, South Korea and Taiwan, employee representatives have been duly elected in accordance with Labor Management Council or Labor Act requirements, and in China we have retained pre-existing works councils at our HMI facility. These councils consist of elected employee representatives from across the organization. The number of council members and the specific election procedures are determined by the location and size of the organization. Works councils balance the interests of employees with those of the business, and are often required to consent or advise on specific decisions such as reorganizations, mergers and changes in employment conditions (although this may vary in different locations). To better understand the needs and concerns of the organization, the Supervisory Board (SB) regularly meets with our largest Works Council in the Netherlands – providing a clear communications channel for our people. In countries where we do not have formal employee representation, we promote open dialogue through our various employee channels and networks. Veldhoven, Netherlands The Works Council meets regularly with the BoM and senior management, and annually with the delegation of the SB. At least twice a year, there is a consultative meeting between the Works Council and the ‘Bestuurder’ (the ASML executive responsible for consulting with the Works Council). Germany (Berlin), Japan, South Korea and Taiwan Quarterly meetings are held between employee representatives and local management representatives. Collective labor agreements The Netherlands (with Metalektro) The Metalektro Collective Labor Agreement (CLA) is effective for the industry in which we operate and applicable to 97% of employees in the Netherlands within the scope of the CLA. Belgium, France, Germany, Italy and South Korea In Belgium, we have a collective bargaining agreement with Paritair Committee 200. In France, we participate in the Metallurgie industry agreement, except for our Cymer Light Sources employees – who fall under the scope of the CLA with Commerces de Gros. In Germany, we have a company CLA negotiated with IG Metall for our Berlin location (ASML Berlin GmbH). In Italy, our employees are covered by the national collective bargaining agreement (CCNL) for commerce. In South Korea, we have a CLA negotiated with the Chemical, Textile and Food Industrial Union. Worldwide, 62% (2024: 61%) of our employees are covered by collective bargaining agreements. We strive to comply with the relevant legislation in every country where we operate. The working conditions and terms of employment of employees not directly covered by collective bargaining agreements are influenced or determined based on other such agreements, labor market developments, and usage and habits in the specific country. Process for remediation We encourage our employees to use direct reporting lines to remediate issues one-on- one as much as possible. In cases where this cannot be achieved, depending on the nature of the issue employees may report matters via the following reporting lines, without fear of retaliation: • Human resources: Conflict resolution via internal process or mediation under the guidance of an independent and neutral third party (the mediator). • Ethics liaison or Ethics Office (directly, or 24/7 via our Speak Up Service): Incidents reported via Speak Up will follow the process and protocols of the Ethics Office. • EHS management system: Incidents follow the process and protocols of the system. In the event these reporting lines do not remedy the issue, employees may raise topics with senior leadership or duly elected workers' representatives. Read more in Sustainability statements – Governance – ESG integrated governance – Responsible business conduct and compliance STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 212 General disclosures Environmental Social Governance How we are managing attractive workplace for all (continued)

-3% -2% -1% 0% +1% +2% 2024 2025 Our objective We aim to create an exceptional workplace that attracts, engages and retains talent by fostering an environment where people can thrive, grow and contribute to the company’s long-term success. Our scope Our Attractive workplace for all approach applies to all employees within the ASML group of companies. In some cases, its scope extends to non-employees. Targets and performance Improve talent attraction by achieving specific employer brand score rankings in the Netherlands (top 5), United States (top 75), China (top 100) and Taiwan (top 5) by 2025 NL 1 2024: 1 2025 target: Top 5 In the Netherlands, progress on these rankings has been measured since first reported in 2013 – at which time we ranked 23rd. In 2025, we ranked number one for tech students (engineering/IT/natural science) and third (2024: third) for professionals in tech, based on Universum rankings. US 119 2024: 140 2025 target: Top 75 In the US, despite not achieving our goal of top 75 in 2025, we substantially moved up in ranking from 140th in 2024 to 119th in 2025. The US is a large and fragmented market in which it is difficult to reach everyone. Targeted campaigns and extensive media coverage in both the states in which we operate, as well as the states we recruit from, have supported this ranking. China n/a 2024: 109 2025 target: Top 100 In 2025, Universum discontinued its syndicated report for China. We commissioned a custom survey, which measured ASML’s employer brand against a group of 15 companies consisting of peers in the semiconductor industry and other companies with which we compete for talent. Among this group, we ranked fifth. Due to the different composition of the benchmark, this result is not comparable with previous years. Taiwan 3 2024: n/a 2025 target: Top 5 In 2024, Universum discontinued its syndicated report for Taiwan – therefore, in 2025, we ran a custom Universum survey of students. We ranked third, reaching our top-five ambition. We also obtain rankings in Germany, where we ranked 43rd, in South Korea where we ranked eighth and in Japan where we ranked sixth. Given challenges in securing reliable employer branding rankings, we refrain from setting a next target at this time. We will nevertheless continue our employer branding initiatives and monitor progress using internal and external data sources. By 2025, be within 2 percentage points of (or higher than) the benchmark employee engagement score achieved by the top 25% of companies -2.1% -2.3% In 2025, 88.3% (2024: 88.0%) of our employees participated in our annual employee engagement survey, returning an engagement score (three-year rolling average) of 78.9% (2024: 78.9%). With this, we fell short of our 2 percentage point (pp) target range, measuring 2.3 pp below (2024: 2.1 pp below) the top 25% external global benchmark of 81.2% (2024: 81.0%), also representative of a three-year rolling average. Despite setting a target which fluctuates yearly relative to external performance, we determine our baseline on our 2019 performance at 77%. As we did not achieve our 2025 target, we continue progressing on our long-term employee engagement ambitions toward top performance. The current target will remain in place for 2026. We continue to leverage insights gained from the survey and depend on employees working together to define actions that directly address areas requiring improvement. Our 2025 survey reaffirmed several strengths perceived by our employees. These strengths include our culture with deeply rooted values of challenge, collaborate and care, as well as the belief in teamwork and ownership. Despite falling just short of our ambition, we are once again pleased to learn that we measure above the global external average benchmark: our employees are proud to work for ASML, recommend ASML as a great place to work and report high intention to stay. Clear and valuable feedback was also received regarding important areas of improvement, in particular in relation to establishing effective work processes, reducing unnecessary complexity, strengthening knowledge sharing across teams by encouraging ownership and clarifying roles and responsibilities. Furthermore, the importance of well-being and feeling heard and safe to speak up was reinforced by our colleagues and is crucial to ensure everyone can achieve their full potential. We take this feedback to heart and continue to work with our colleagues with the aim to address these crucial topics and enhance the overall engagement. We also measure the onboarding experience through pulse surveys. On average, 90% (2024: 87%) of new colleagues starting in 2025 indicated they had a positive experience – 7% (2024: 9%) had a neutral experience and 3% (2024: 4%) said there is room for improvement, particularly in training and more structured access to relevant information and tools. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 213 General disclosures Environmental Social Governance Attractive workplace for all: Talent attraction, employee engagement and retention Not achieved 2025 target: Within 2 pp of (or higher than) the top 25% of companies

0% 2% 4% 6% 8% 2024 2025 Achieved 2025 target: <7% Have an attrition rate1 of <7% by 2025 3.8% 4.1% Progress on this target has been measured since first reported at 3.8% in 2020. Our overall attrition rate in 2025 was 4.1% – well within our target range and below the industry average in every country in which we operate. However, maintaining our attrition also depends on external factors in the job market. Having reached our 2025 target, we continue progressing on efforts to retain our best talent, the current target will remain in place for 2026. Our actions and resources Creating a strong employer value proposition We aim to create a meaningful employer brand experience from the inside out, by: • Offering a unique experience for current and prospective employees through focused programs around learning and development, well-being, and I&D. • Inviting employees – as part of our Digital Ambassador program – to share why they choose to join and stay with ASML, and supporting them in sharing their stories within their personal networks. Today, over 2,300 (2024: 2,000) employees worldwide are sharing curated content through their local social media channels, generating millions of impressions and meaningful interactions – and strengthening our presence in earned media, helping us connect with talent and drive awareness and high-quality referrals. In 2025, we continued to expand and optimize the program to further increase its impact. Raising awareness of career opportunities We use extensive employer branding and talent engagement activities to strengthen ASML’s position as an attractive employer. We believe our branding attributes that resonate with these audiences include well-being, innovation, and learning and development – which help us deliver the right message to the right people. In 2025, we continued to organize global and regional engagement events for both students and experienced professionals: • Strengthening our relationships with universities and colleges in Europe, the US and Asia to support the education of future engineers, scientists and technicians. In partnership with Eindhoven University of Technology (TU/e) in the Netherlands. 80 international students from 20 universities across 11 countries were hosted at the 2025 Eindhoven Semicon summer school. We also host students at our locations to showcase our technology and culture, and to connect them with colleagues. • Using our new Candidate Relationship Management system, launched in 2024, to nurture our relationships with potential talent – including alumni, event visitors,former interns and high-potential candidates who were not selected but remain a strong match for ASML. Based on their preferences, we invite them to events, send newsletters, share open positions and connect them with recruiters. • Hosting 1,398 interns across our locations in Europe, the US and Asia (2024: 1,137), and annually awarding 80 technology scholarships. • Hosting 210 ‘work-study’ students (2024: 248) who combine studying for a college degree with working at ASML – helping us attract, train and retain vocational talent. • Organizing three masterclasses at our headquarters (2024: four) – two for PhD graduates and one for Masters graduates – to engage with top talent. • Expanding our teaching and guest lecture efforts at colleges and universities worldwide, including the Semiconductor 101 course at Purdue University in the US and lithography lectures at Hiroshima University, to spark interest with students. • Hosting campus events in Taiwan to increase brand awareness and build our future talent pipeline. • Running internal and external events and campaigns focused on women with technical profiles, including leaders and technical experts – such as the European Women in Technology conference in the Netherlands. • Hosting the ASML China Lithography Technology Competition, aimed at identifying and supporting potential talent. • Running an integrated campaign around a semiconductor trade show in South Korea, to spark interest with students and professionals. Acting on employee feedback Annually, we perform an analysis into the results of the employee survey. We work with teams to identify actions to implement during the year ahead and track progress with regular reports to the BoM. Most actions are tailored to team-specific needs, with others at global level – such as targeted offerings via established programs around well-being, inclusion and I&D, learning and development – to address employee feedback. In 2025, based on feedback received on job enablement, knowledge sharing and effective processes, global initiatives involved tailoring our employee meetings, Q&A sessions and ‘Tech Talks’ by our senior leadership – aimed at providing greater clarity to employees on our strategic direction – including what we want to achieve for our customers and other stakeholders, and how we share knowledge across the organization. We also invested in updating and future- proofing tools we use, such as integrated systems and AI, to tackle complex or time- consuming processes and ways of working. Resources Resources mainly comprise FTEs within structured teams: • We dedicated 146 FTEs to engaging with potential employees and recruitment activities. • We dedicated two FTEs to the global coordination of the annual employee survey. This excludes the external costs (survey and consultants) and hours spent by teams, managers and HR business partners on executing the survey, deep dives and action plans. Looking ahead In 2026, we intend to continue efforts to attract and engage and retain talent needed to continually innovate and grow sustainably, with a focus on: • Deepening our relationships within our education ecosystem, such as with the newly established Casimir Institute at TU Eindhoven. • Partnering with our ecosystem on the Dutch government’s ‘Beethoven’ project – with the aim of increasing available talent for the semiconductor industry in the Netherlands. • Addressing our key themes for improvement, as raised in our employee engagement survey, by incorporating feedback into dedicated programs for I&D, well-being, and learning and development and into efficient ways of working. • Working closely with our social partners on the changes in our Technology and IT organizations in accordance with local laws and upholding commitment to act responsibly - with care, speed, transparency and fairness. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 214 General disclosures Environmental Social Governance Attractive workplace for all: Talent attraction, employee engagement and retention (continued) 1. Our calculation of the attrition rate target differs from the ‘employee turnover rate’ metric in accordance with the ESRS. Read more in Sustainability statements – Social – Attractive workplace for all – Additional disclosures – Methodology on targets

0% 20% 40% 60% 80% 100% 2024 2025 Achieved 2025 target: 80% Our objective We aim to support and empower our employees on their development journey to reach their career ambitions. We strive to provide access to best-in-class learning that promotes skills and knowledge growth through targeted programs, innovative training and emerging technologies such as AI. Our scope Our Attractive workplace for all approach applies to all employees within the ASML group of companies. In some cases, its scope extends to non-employees. Targets and performance By 2025, 80% of all employees should have at least one development item (in progress) in their development plan 81% 82% This target was based on our 2023 baseline figure of 80%. In 2025, 82% of all employees had at least one item in progress, as measured at the end of the goal-setting phase of the annual cycle (March 2025). This figure has grown over the past two years, surpassing our target and reflecting the efforts to invite our employees to own their career – which encourages employees to set, actively work on and update development items throughout the year. Having reached our 2025 target, we continue our efforts on improving the development journey of employees, the current target will remain in place for 2026. Achieve a learning satisfaction score of 80% or higher for 2025 84% This was a new target set for 2025 with a 2024 baseline figure of 86.5%. In 2025, a learning satisfaction score of 83.8% was reached, exceeding our target score. This reflects our ongoing efforts to create relevant, engaging learner centric solutions to support people in their daily work and growth. Having reached our 2025 target, we continue progressing on our learning ambitions, the current target will remain in place for 2026. Our actions and resources Improving the learning journey In 2024, underscoring our commitment to employee development and organizational agility, we launched 24 role-based learning journeys – reducing the time it takes employees to acquire the knowledge and competence to be effective in new roles. In 2025, our Manufacturing Academy scaled their learning journeys from basic competences to mature levels, reaching more than 100 roles. This included hands-on training for complex technical skills delivered within our skill-based training centers (STCs) in the TWINSCAN and EUV factories. A new dashboard tracks time-to-competence, helping teams close skill gaps, reduce cycle times and safety issues, and increase quality. In 2025, our Customer Support Academy also launched a holistic role-based learning framework tailored for each field role, delivering modular training that builds technical knowledge and hands-on capability. Career and onboarding learning journeys provide structured growth opportunities, while non-technical learning journeys promote holistic development. By equipping our workforce with the right tools and resources, we can support their development in their roles and their careers – aiming to prepare them for future challenges and fostering continuous improvement. Learning to thrive with AI In 2025, we launched the first wave of our AI Learning and Adoption program – reaching over 7,800 employees globally. Teams and individuals were carefully selected based on expected impact and relevant use cases. The program focused on practical, hands-on learning to accelerate successful adoption and ensure responsible use of AI tools, with the aim to reduce the time-to-competence and encourage our people to adopt AI into their day-to-day work. Drawing on feedback from focus groups comprising employees and leaders, we identified key concerns, challenges, and preferred learning styles. These insights informed the development of a comprehensive, three-stage AI learning framework: beginning with foundational knowledge, progressing to specialized team-based and advanced prompting skills, and culminating in targeted, role-specific competencies. Each stage was supported by both e-learning modules and virtual instructor-led training sessions, available to employees based on their individual development goals. To ensure accessibility, sessions were scheduled across multiple time zones, complemented by a dedicated learning platform and guidance from the AI Ambassador community. By the end of 2025, the first two stages were completed. We believe the fundamentals program was highly successful – within just two months, there were 6,527 learning enrollments, with a 4.3 out of 5 learning satisfaction score. Most notably, 97% of participants actively used AI tools after completing their training – demonstrating a significant reduction in the time-to- competence. In addition, the specialized team-based and advanced-prompting skills training, attracted over 500 participants and received a 4.2 out of 5 satisfaction rating. Empowering employee development Following a successful pilot of integrated talent management (ITM) aimed at offering unique career development experiences, we continued our efforts by launching two global initiatives in 2025: • myCareer: a central page with guidance and (career) development resources for employees and managers across the organization. • Career Hub: a valuable platform via which employees can post their skills, interests and career preferences and can explore tailored development opportunities, including personalized learning suggestions, internal vacancies and gigs. Job profiles and associated skills are now accessible in the Career Hub, giving employees clearer guidance on roles and responsibilities. Based on their current profile, they can also explore suggested career paths within the Career Hub for inspiration and direction. We held soft-skills workshops in 2025 under the D&P program – with most specifically designed to support employees taking ownership of their development, and to improve the quality of career conversations. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 215 General disclosures Environmental Social Governance Attractive workplace for all: Learning and development 0% 20% 40% 60% 80% 100% 2024 2025 Achieved 2025 target: 80% n/a

Initiating and participating in gigs All employees can initiate (become a gig host) or participate in a gig, as long as it aligns with business needs and follows established guidelines. With manager approval, individuals can dedicate up to 10% (four hours per week) of their time for a maximum of six months to a gig. This new way of learning on the job allows employees to gain valuable experience outside of their teams and bring back fresh perspectives. Gig initiators (hosts) also benefit by developing leadership, coaching and project management skills. Gigs are tailored to address specific needs within ASML based on current skills and expertise. They are unique (career) development opportunities that support personal growth and promote cross functional collaboration. Designed to deliver tangible results, gigs are integrated into employees’ regular work. They also help employees grow in areas of interest, even if those differ from their current skill set. Employees are matched based on current skills or skills employees want to develop. Each match is rated as strong, good or fair – ensuring gig suggestions are relevant to employees’ skills and career interests, and increasing the likelihood of a successful match. Benefits of gigs Gigs offer numerous benefits for participants, hosts and ASML as a whole. Participants can develop skills, explore careers, engage and network. Hosts gain access to diverse talent, foster innovation and develop leadership skills. ASML benefits from enhanced agility, collaboration, innovation and employee well-being. Gigs can be conducted across all kinds of fields within the organization, each with a detailed description outlining the specific tasks and responsibilities, required skills and necessary competencies, and the learning outcomes – providing a clear picture of the knowledge and experience employees can expect to gain. Examples include hackathons, ESG initiatives, AI feasibility studies and event organization. By participating in gigs, employees actively drive their development – exploring new areas of interest and gaining valuable experience that can be applied to their current job or future career aspirations. “Gigs are a powerful tool for career development, offering employees the chance to grow both personally and professionally while contributing to the success of the organization. They attest to ASML’s commitment to growing its people and advancing its people strategy.” Renee Malone Talent Sourcing Consultant Renee Malone was the first participant in a gig. This allowed her to showcase her skills and learn more about inclusion programs on a broader scale. The gig provided global exposure and insights, which Renee found to be eye-opening and valuable. She highlighted the importance of teaming up with experienced colleagues, learning through doing and the practical value of project documentation. It helped her refine her career plans and consider new opportunities. Resources Resources mainly comprise FTEs within structured teams: • We dedicated four FTEs to coordinating and tracking our Develop & Perform program. • We dedicated 45 FTEs to coordinating and tracking our Learning program. Looking ahead In 2026 we intend to continue scaling our successful learning and development initiatives, focusing on the following: • Design a modular and user-focused learning architecture that makes it easier to share, reuse, and access learning across platforms and processes. • Deploying a skills management framework to connect common skills and capabilities across different functions – equipping ASML for future growth and helping employees understand how their skills enable them in their (aspirational) roles throughout the organization. • Rolling out the third and final stage of our AI learning and adoption program. This will center on enhancing role-specific competencies – exploring advanced use cases tailored to distinct roles, along with learning on advanced prompting techniques. Our objective is to further integrate AI responsibly into our operations, ensuring employees can effectively leverage AI tools in their day-to-day work. • Promoting the use of newly introduced learning journeys and platforms like myCareer and the Career Hub – including by organizing a booster event and an internal career festival – to help employees engage in meaningful growth conversations with their managers and shape their careers at ASML. • Integration of ASML Berlin GmbH employees in job grades ten and above into our Develop & Perform program, with the aim to integrate remaining employee groups in the following year. • Organizing workshops on career development conversations for both managers and employees to support qualitative (career) development dialogues. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 216 General disclosures Environmental Social Governance Attractive workplace for all: Learning and development (continued) Unlocking gigs with AI Gigs initiative powered by AI Gigs are short-term skill-development activities designed to meet real business needs while enabling employees to explore, learn, and grow. Gig recommendations in Career Hub are tailored through AI and machine- learning algorithms, considering factors such as job profile, skills, past experiences, career aspirations and organizational requirements.

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General disclosures | Environmental | Social | Governance

Attractive workplace for all: Inclusion and Diversity

Our objective

We aim to foster inclusion, diversity and sense of belonging in a safe environment for all ASML workers, where everyone is valued, respected and can fully contribute.

Our scope

Our Attractive workplace for all approach applies to all employees within the ASML group of companies. In some cases, its scope extends to non-employees.

ASML presents in this Annual Report its diversity and inclusion policies and targets for, and progress on achieving, gender diversity as required by Dutch law and its Diversity and Inclusion Policy adopted by the BoM pursuant to requirements of Dutch law. The US executive order 14173 (EO) titled, “Ending Illegal Discrimination and Restoring Merit-Based Opportunity”, took effect on April 21, 2025. Our diversity targets and key performance indicators (KPIs) do not apply to ASML's US operations or employees. In addition, certain related programs and initiatives do not apply to ASML's US employees to the extent they would conflict with the EO or other applicable law, regulation or orders. The comparative figures (including baseline figures) reported herein capture all ASML's employees worldwide.

Targets and performance

Achieve 24% inflow of women (all job grades) by 2025


0%
10%
20%
30%
40%
2024
26%
2025
29%

Achieved — 2025 target: 24%

Our baseline figure, reported in 2022, is 24%. In 2025 there was a 29% inflow of women, reaching our 2025 target.

Having reached our 2025 target, we continue progressing on our long-term I&D journey to promote equal opportunities. To support this, we have set a more ambitious target, to achieve 26% inflow of women (all job grades) in 2026[1].

Achieve 24% inflow (external hires only) of women to middle management and above (job grades 9+) by 2025


0%
20%
40%
60%
80%
100%
2024
30%
2025
28%

Achieved — 2025 target: 24%

Our baseline figure, reported in 2023, is 25%. In 2025, there was a 28% inflow of women to middle management roles and above, reaching our 2025 target.

Having reached our 2025 target, we continue progressing on our long-term I&D journey to promote equal development opportunities. To support this, we have set a more ambitious target, 26% inflow of women to middle management and above (job grades 9+) in 2026[1].

We acknowledge that the global science, technology, engineering, and math (STEM) talent pool is thinly populated with women. Globally, women comprise between 20%-29% of the semiconductor workforce, with representation in technical roles ranging from 10% to 19%. We continue to take a multifaceted approach, setting challenging yet feasible and steady inflow targets that are within these ranges to ultimately facilitate reaching our women representation goals.

We are highly motivated to create equal opportunities for all qualified candidates, particularly in engineering and science, to ensure we attract and retain the talent needed to deliver upon our strategy and growth ambitions. This requires a variety of approaches and the highly specialized nature of our work means it will be a long-term process.

Achieve 14% representation of women in senior leadership roles (job grades 13+) by 2026


0%
20%
40%
60%
80%
100%
2024
12%
2025
16%

On track — 2026 target: 14%

Our baseline figure, reported in 2022, is 10%. In 2025, we achieved 16% representation of women in senior leadership roles, exceeding our target for 2026. This was achieved through our commitment to women's development at every level of our leadership pipeline, starting with middle management and navigating wider challenges relating to the representation of women within talent pools themselves.

By 2025, be within 3 percentage points of (or higher than) the benchmark inclusion score achieved by the top 25% of companies


-4%
-3%
-2%
-1%
0%
1%
2%
2024 n/a
2025
-0.6%

Achieved — 2025 target: Within 3 pp of (or higher than) the top 25% of companies

In 2025, we achieved our target, with an inclusion score (three-year rolling average) of 80.2%. With this, we measure 0.6 pp below (2024: on par with) the top 25% external global benchmark of 80.8% (2024: 82.4%), and are therefore within our target range. Despite setting a target which fluctuates yearly relative to external performance, we determine our baseline on our 2024 performance at 82.4%.

Having reached our 2025 target, we continue our efforts on improving I&D alignment with top-performing companies. To support this, we have set a more ambitious target, to be within 2 percentage points of (or higher than) top-performing 25% of companies by 2027.

“Gaining insight into how others experience their environment can be truly eye-opening. Taking the time to see things from different perspectives highlights the often unseen advantages we may have, and reminds us of the value of empathy.” Markus Matthes Country Manager Germany The Inclusive Leadership Program (ILP) marks a significant shift in our I&D journey, transitioning from awareness to leadership accountability. The initiative aims to cultivate strong capabilities in inclusion and address skepticism about I&D as a business priority within our science-based culture – which traditionally values objectivity over human-centricity. The ILP is a two-day immersive workshop embedding I&D into leadership accountability and fostering an inclusive culture through education and practical experience. It targets three leadership levels: first-line leaders; leaders of leaders; and executives. The program is based on Theory U, a framework designed to develop inclusive skills by focusing on four pillars: listening to the system; challenging assumptions; crystallizing breakthrough initiatives; and acting purposefully. Leaders are educated on bias, microaggressions, headwinds and tailwinds, allyship, mentoring, psychological safety and sponsorship. The workshop includes hands-on simulations, virtual reality experiences and tailored exercises to help leaders navigate inclusion challenges and develop essential skills. Leaders in action In 2025, 1,142 of our leaders completed the program. Participants reported overwhelmingly positive feedback and high satisfaction rates in personal growth and recognition of potential biases or assumptions, and committed to applying inclusive leadership principles in their work environments. Markus Matthes, Country Manager Germany, and Nancy Mac Gillavry, Head of Finance, took part in the program and shared their experiences. The ILP significantly influenced Markus’s leadership approach, shifting his focus from diversity to inclusion. He emphasized that inclusion is a key driver for successfully building a high performing team and he is committed to leading with inclusivity, applying the skills learned from the program. Markus found virtual reality to be one of the most impactful features of the ILP. Additionally, following the ILP, Markus decided to coach a colleague on a journey toward taking a leadership role and he also decided to take on volunteering work, enabling him to apply his learnings from the ILP also beyond leading his team at ASML. Nancy’s journey through the ILP proved transformative, deepening her commitment to fostering inclusion and diversity within her team. She became acutely aware that cultivating a high-performing environment demands both, not simply the presence of diverse voices. The program’s hands-on exercises, especially those revealing the impact of headwinds and tailwinds, resonated with her, sharpening her empathy and resolve. Nancy recognized the importance of maintaining vigilance in her inclusive leadership practice, ultimately enlisting her team’s support to embed these principles into their shared mindset and daily actions. Conclusion The core to the ILP’s success was the active sponsorship by the BoM and executive leaders, amplifying its influence and effectiveness. Integrating the program into overall leadership development reinforced the message that inclusive leadership is essential for all leaders. Implementing regional customization and the ‘Head-Heart-Hands’ design approach, along with balancing knowledge, emotional resonance and actionable skills, was particularly effective in engaging science-driven leaders and sustaining cultural change and business success. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 218 General disclosures Environmental Social Governance Attractive workplace for all: Inclusion and Diversity (continued) Inclusive Leadership Program “Inclusion requires focus and consistent, intentional effort. I see opportunities for improvement within my own organization.” Nancy Mac Gillavry Head of Finance

Our actions and resources Building inclusive leaders and teams In 2025, the second year of our Inclusion and Diversity program, we focused on achieving scale for leader and team inclusion through the following activities: • Embedding an inclusive mindset and behaviors: We extended the opportunity for our employees and leaders to voluntarily participate in our ‘Ignite Inclusion’ and ‘Inclusive Leadership’ training programs. 2,345 of our leaders completed ‘Inclusive leadership’ and 24,923 of our employees completed ‘Ignite inclusion’ so far by the end of 2025. • Strengthening executive sponsorship in the EU and Asia: Our reverse-mentoring program which was started in the EU, connects employees of varying backgrounds and perspectives with senior executives and leaders, creating opportunities for the exchange of unique insights, lived experiences and viewpoints. In 2025, we began developing the program for employees in Asia. By the end of 2025, 40 mentees and mentors were matched and over 75 mentor sessions were held, with a successful mentee satisfaction score of 3.74 of 4. • Team-led I&D roadmaps: Introduced in 2025 to translate global ambitions into locally relevant action plans. Shaped by team-specific contexts and guided by a shared framework, the roadmaps enabled tailored interventions – such as targeted inclusion courses and dashboard-based progress tracking – while reinforcing ASML’s global commitment to building an inclusive workplace. • Women in leadership (excluding US): We continued to support leadership development for female talent, as applicable. We executed three leadership programs with action-based learning at various leadership levels for 87 female leaders – more than 36% higher than the previous year. Employee networks Employee networks are open to all employees and play a key role in the I&D ecosystem, serving as a platform for employees sharing similar experiences to connect and support each other. To achieve this, employee networks organize a range of local events and initiatives throughout the year. Read more in the Strategic report – Our business – Engaged stakeholders – Employees Understanding diverse needs In collaboration with our Corporate Real Estate (CRE) and other teams, we aim to use the data-driven insights to help shape continuous improvement initiatives. We strive to standardize our global building practices for creating inclusive workplaces, removing barriers to accessibility and fostering a sense of belonging for the broadest community of users and abilities. We aim to develop a new ASML campus on the Brainport Industry Campus in Eindhoven that reflects ASML’s identity: connected, inclusive, and open, while providing flexible spaces and services that adapt to the evolving needs of our business and employees. Resources We dedicated nine FTEs to coordinating and tracking our I&D program. This does not include partially allocated FTE resources required to execute I&D activities. Looking ahead In 2026, we intend to continue scaling our impactful I&D initiatives, focusing on the following: • Continuing our I&D program and scaling up initiatives to further embed I&D into our work culture. • Building our global culture initiative, with the intention to shape a core culture and behavior framework to support the next phase of our growth. • Working with leadership on integrating our I&D roadmaps. • Gathering data and enhancing dashboards to inform our actions. • Working to develop an Allyship guide for all employees to facilitate advice, skills and tools for ASML colleagues to support one another. • Continuing to monitor evolving legal frameworks and best-practices to ensure our I&D approach is aligned with global expectations and is legally compliant. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 219 General disclosures Environmental Social Governance Attractive workplace for all: Inclusion and Diversity (continued)

Our objective We aim to provide injury-free and healthy working conditions for everyone on our premises by eliminating hazards, reducing safety risks and preventing occupational ill health. Our scope Our Attractive workplace for all approach applies to the ASML group of companies. Our EHS sub-topic covers everyone whose workplace is controlled by ASML, including all our employees and other on-site workers not employed by us. Targets and performance Achieve a recordable incident rate of 0.96 or below by 20251 1.14 1.10 In 2025, our recordable incident rate was 1.10. Despite not meeting our target of 0.961, which represents world-class performance, we did see a decline in our incident rate of 0.04 compared to the 2024 figure of 1.141. We continue to take actions to improve safety in our technology and systems, and in our culture. In 2025, we did not encounter any work-related fatalities on-site. Having not reached our 2025 target, we intend to continue progressing our OHS efforts, with the current target remaining in place until 2030. Our actions and resources We mitigate our health and safety impacts and risks through our EHS management system, which is consistently enhanced via yearly roadmaps. In 2025, we continued the deployment of our EHS improvement roadmap. Enhancing safety standards With the aim to provide injury-free and healthy working conditions for everyone, we clarified our EHS principles: • We minimize risks through design processes, procedures and the right protection. • We stay informed on the rules, complete the required trainings and behave accordingly. • We speak up whenever we see unsafe situations. • We stop work if we feel unsafe and resume work once a safe way of working is identified. • We report unsafe situations and incidents, investigate them and take actions to prevent them from recurring. To foster a culture of safety – and to improve it – we will encourage safe behavior by promoting these principles with a series of awareness campaigns, and through inclusion in the EHS fundamentals training. We also updated the standards and protocols for industrial hygiene, personal protective equipment, training and working at heights. We have aligned our working at height standard to global requirements, to provide further clarification and global standardization. Enabling continuous learning Training plays an important role in fostering EHS competence, awareness and performance. The EHS College enables continuous individual and collective learning through on-the-job and e-learning across different disciplines. In 2025, the newly developed ‘fundamentals’ training was released to all employees to keep our people updated on the most recent practices and expectations. In addition we continued the EHS cleanroom fundamentals, helping employees stay safe in cleanroom environments. Managing health and safety risks We perform risk assessments on hazardous substances and ergonomic and physical hazards. If risks are above the acceptable limit, we assess what actions need to be taken to reduce and manage them. In 2025 we continued our industrial hygiene program – which includes exposure to noise, hazardous substances and physical workload. Advancing safety maturity Every three years, we assess our safety maturity – and, in 2025, conducted our re- assessment. Employees in scope completed the survey and in certain locations additional deep-dive analyses were undertaken. We observed a broad range of safety maturity levels across the company and within regions. Tailored roadmaps have been developed to help each location advance toward a more independent safety culture. Based on an EHS deep-dive incident analysis, we identified that five safety rules have the greatest potential to prevent serious injuries and fatalities in our operations. These life-saving rules have been included in our 2025 mandatory refresher training. It is vital that everyone working at ASML knows and understands them: 1.Verify isolation and lockout before beginning work – hazards are isolated, contained and tagged-out before work can continue. 2.Get authorization before entering a confined space – permit restricting access to confined spaces to ensure the area is safe and safety protocols are in place before entering. 3.Take precautions while moving heavy loads – adherence to load and heavy equipment protocols and permits. 4.Protect yourself while working at heights – adherence to working-at-height protocols. 5.Drive safely – prohibiting multi-person calls while driving to reduce possible distraction and increasing ability to quickly respond to changing traffic conditions. Resources We dedicated 294 FTEs to our global EHS team. Looking ahead In 2026, to reduce our recordable incident rate, we will continue implementing our EHS improvement roadmaps – including a focus on driving our updated safety principles through awareness campaigns and trainings. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 220 General disclosures Environmental Social Governance Attractive workplace for all: Occupational health and safety 0 0.2 0.4 0.6 0.8 1.0 1.2 2024 2025 Not achieved 2025 target: 0.96 1. We have changed the preparation of the Recordable incident rate and have updated our comparative figures accordingly. Read more in Sustainability statements – Social – Attractive workplace for all: additional disclosures – Methodology on targets

Achieved 2025 Target: 100% 0% 20% 40% 60% 80% 100% 2024 2025 Our objective We aim to provide fair labor conditions and social protection for all workers, regardless of their location and contract types. Our scope Our Attractive workplace for all approach applies to all employees within the ASML group of companies. In some cases, its scope extends to non-employees. Targets and performance By 2025, 100% of employees earn above the adequate wage benchmark 100% This was a new target set for 2025 with a 2024 baseline figure of 100%. In 2025, all of our employees earned above the adequate wage benchmark, reaching our target. Our adequate wage benchmark represents the higher of living wage and minimum wage levels in each location. Having reached our 2025 target, we continue to remain committed to paying our employees a fair wage aligned to best practices for living wages, the current target will remain in place for 2026. Our actions and resources In addition to our ERM framework that includes compliance risks relative to with local labor laws, we have robust processes for engaging with our employees, workers representatives, works councils and unions to set fair terms and conditions of employment for our employees. Read more in Sustainability statements – Social – Attractive workplace for all – How we are managing attractive workplace for all – Process for engaging We have also incorporated a human rights due diligence process in support of the principles laid down in the United Nations Guiding Principles on Business and Human Rights. Read more in Sustainability statements – General disclosures – Environmental and human rights due diligence Fair wage assessments Further to annual competitive wage and adequate wage assessments, we are preparing to comply with the reporting and other pay transparency requirements in line with the EU Pay Transparency Directive and relevant local legislations, including engaging with our works councils on this topic. Furthermore, we have conducted pay equity assessments across all our employees globally, including the US and Asian countries to ensure we are paying men and women equally for equal work – irrespective of the presence of local legislation on the matter. Resources We dedicated 34 FTEs to our Rewards team. Looking ahead In 2026, we intend to continue with our efforts to engage with our works councils and unions on important topics, and to be compliant with local labor laws – with particular focus on the changes in our Technology and IT organizations and preparations to comply with reporting and other pay transparency requirements, including the EU Pay Transparency Directive, coming into effect. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 221 General disclosures Environmental Social Governance Attractive workplace for all: Labor conditions n/a

Achieved 2025 target: Within 2 pp of (or higher than) the top 25% of companies -3% -2% -1% 0% 1% 2% 2024 2025 Our objective We aim to integrate well-being into daily work practices, supporting employees in maintaining a healthy, balanced, and productive life. Our scope Our Attractive workplace for all approach applies to all employees within the ASML group of companies. In some cases, its scope extends to non-employees. Targets and performance By 2025, be within 2 percentage points of (or higher than) the benchmark well- being score achieved by the top 25% of companies 0.7% In 2025, we achieved our target with our three-year rolling average well-being score of 79.9% – we measured 0.7 pp above the top 25% external global benchmark of 79.2%, also representative of a three-year rolling average. This was a new target set for 2025. Despite setting a target which fluctuates yearly relative to external performance, we determine our baseline on our 2024 performance at 81.2%. Having reached our 2025 target, we continue our efforts on improving employee well- being. To support this our current target linked to top performance, will remain in place for 2026. Our actions and resources The primary challenge we face is encouraging employees to consistently prioritize well-being in their daily work, particularly during periods of high intensity. In 2025, we focused on the key themes highlighted in our 2024 employee survey, on stress, energy and work-life balance. We enhanced our well-being initiatives to focus on stress resilience and energy management by prompting employees to integrate regular recharging habits into their routines to support work-life balance and sustain high performance: • ‘Mindful January’: Three weeks of mindfulness practice to help build the habit of caring for one’s mental health. • Well-being educational events: A series of lectures, workshops and activities throughout the year, centered on feeling energized at work. • Global Well-Being Month: The month of June is aimed at raising awareness of and promoting well-being, including a calendar of well-being behaviors for the month. • World Mental Health Day: A full-day event with 12 hours of online talks by thought leaders, attended live by 1,500 (2024: 1,336) employees, with recordings made available afterwards. • Well-being support for managers: New masterclasses and guidelines integrated into leadership development programs to promote role-model behavior and support team well-being. • Well-being ambassadors: We have over 470 (2024: 388) employees promoting well-being across our organization as well- being ambassadors. In 2025, we have professionalized the network, by introducing a standardized role framework, that clearly defines one core role for all ambassadors – and three optional roles for deeper involvement. Combined with regular community-building, a centralized resource hub, and structured onboarding, these steps have made the network more effective and cohesive. • Well-being networks: Established networks, supporting employee groups with specific needs such as menopause, disabilities and neurodiversity. • Well-being scorecard: We developed a scorecard comprising internal and external data points to analyze trends and risks, and to track effectiveness of well-being interventions. • Well-being interventions: Based on insights gathered from the well-being scorecard and deep-dive analysis of the employee engagement survey results, we identified groups of employees whose well- being needs improvement. We actively support these teams to shape well-being journeys tailored to their specific needs and circumstances – documenting this in action plans and monitoring through follow-up sessions in close collaboration with employee engagement managers and HR. Having listened to our employees and placing focus on areas that contribute to improved employee well-being over 2025, our expectation is that our employee awareness of these efforts will manifest in improved scores on well-being questions in the employee engagement survey, increased use of well-being resources, greater participation in well-being events and reduced attrition and illness-related absenteeism. Additional well-being activities: • Gift matching and volunteering to support causes close to employees’ hearts. Read more in Sustainability statements – Valued Partner in our communities – How we are managing valued partner in our communities • Employee networks serving as a platform open to all employees for sharing similar experiences to connect and support one another. Read more in Strategic report – Our business – Engaged stakeholders – Employees • Sponsoring employee sports clubs, coaching and mentoring to promote a balanced and healthy lifestyle. Resources We dedicated four FTEs to coordinating and tracking our well-being program. This does not include partially allocated FTE resources required to execute well-being activities. Looking ahead In 2026, we continue to improve our well- being program, with particular focus on the implications of the announced changes to our Technology and IT organizations. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 222 General disclosures Environmental Social Governance Attractive workplace for all: Well-being n/a

In June 2025, we hosted our annual Global Well-Being Month, themed "Your energy matters: Keeping our personal batteries charged”. This initiative aimed to help employees manage their energy and well-being through various talks and interactive sessions across ASML regions. It was a response to our annual survey – in which employees expressed a desire for more energy at work – aligning with our company’s goals of fostering a supportive, productive environment and emphasizing care and sustainable well-being practices. The project’s goal was to spark communication and awareness around well-being and spread knowledge about current offerings, resources and support. By participating, employees learned ways to feel more energized, focused, creative and connected. Programs and participants Global Well-Being Month saw 9,391 enrollments engaging in 291 programs and events, both online and on-site. Among the attendees were Brendan Cody (Netherlands, Project Management), Martina Fang (China, HR&O) and TJ Schumacher (US, Operations). For Brendan, the initiative emphasized the importance of self-care, reminding everyone to look after their mental health and to recharge. Participating in the event helped him gain knowledge about energy “I adopted new habits like rejoining the gym, listening to music and increasing social contacts, all of which have boosted my energy. By making these micro-changes, I’m happier and more energetic at work and at home. As a result, I’m more resilient during difficult or stressful times.” Brendan Cody Project Management Officer management from experts, which is crucial in his high-pressure work environment. Brendan explains: “I adopted new habits like rejoining the gym, listening to music and increasing social contacts, all of which have boosted my energy. By making these micro-changes, I’m happier and more energetic at work and at home. As a result, I’m more resilient during difficult or stressful times.” According to Martina, the initiative helped her realize that investing in her well-being is never too late. It was inspiring to connect with those who share the same passion for energy management. She has incorporated regular exercise like Pilates and at least seven hours of sleep into her daily routine. Martina explains: “These new habits help me recharge, enhancing my individual energy level and overall productivity. The experience has influenced my focus, creativity and collaboration at work, and I’m committed to spreading my well-being knowledge and organizing activities to strengthen connections with colleagues through shared healthy lifestyle practices. For the China team, we even organized a 15-day check in to reflect, assess progress and share additional well-being tips through short videos.” After taking part in the program, TJ explains, “Well-being encompasses both physical and mental health, and it is essential to find ways to connect with others who share the same passion. I realized the importance of mind- body connections. Taking even a few minutes for well-being can have a significant impact. For example, frequent micro-breaks to step away from your desk and walk helped recharge my battery and improved my focus and creativity and overall performance.” Global Well-Being Month reflected our Care value, fundamental to building an exceptional workplace. By focusing on energy management and fostering a supportive environment, ASML empowered employees and leaders at all levels to promote and support well-being – creating a sustainable, productive workforce. The initiative addressed the immediate needs of employees and laid the foundation for long-term well-being practices that benefit the entire organization. “These new habits help me recharge, enhancing my individual energy level and overall productivity. The experience has influenced my focus, creativity and collaboration at work, and I’m committed to spreading my well- being knowledge and organizing activities to strengthen connections with colleagues through shared healthy lifestyle practices.” Martina Fang HR Business Partner STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 223 General disclosures Environmental Social Governance Attractive workplace for all: Well-being (continued) Global Well-Being Month “Well-being encompasses both physical and mental health, and it is essential to find ways to connect with others who share the same passion. I realized the importance of mind-body connections. Taking even a few minutes for well-being can have a significant impact. For example, frequent micro-breaks to step away from your desk and walk helped recharge my battery and improved my focus and creativity and overall performance.” TJ Schumacher US Operations

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General disclosures | Environmental | Social | Governance

Attractive workplace for all: Metrics table

Characteristics of our employees

Topic	Description	2024	2025
Total number of employees – headcount by gender (as of December 31)	Male	**34,454**	**34,844**
	Female	**8,899**	**9,270**
	Other	**38**	**57**
	Not reported	**4**	**4**
	Total number of employees	**43,395**	**44,175**

Topic	Description	2024	2025
Number of employees by significant employment country or jurisdiction (representing >10% total employees) (headcount as of December 31)	The Netherlands	**23,194**	**23,707**
	Taiwan	**4,572**	**4,548**
	United States	**8,310**	**8,242**

Topic	Description	Female	Male	Other	Not disclosed	Total 2024
Total number of permanent and temporary employees by gender (headcount as of December 31)	Permanent employees	8,212	32,216	32	4	**40,464**
	Temporary employees	687	2,238	6	0	**2,931**
	Total employees	**8,899**	**34,454**	**38**	**4**	**43,395**

Topic	Description	Female	Male	Other	Not disclosed	Total 2025
Total number of permanent and temporary employees by gender (headcount as of December 31)	Permanent employees	8,672	32,960	50	4	**41,686**
	Temporary employees	598	1,884	7	0	**2,489**
	Total employees	**9,270**	**34,844**	**57**	**4**	**44,175**

Topic	Description	2024	2025
Reconciliation of the total number of employees per ESRS to number of employees reported in the Consolidated financial statements (as of December 31)	Total number of payroll and temporary employees reported in the Consolidated financial statements (Note 18) (in FTE)	**44,027**	**44,209**
	Less: Temporary employees reported in the Consolidated financial statements (Note 18) (non-employees as defined by ESRS) (in FTE)	**1,241**	**689**
	Total number of payroll employees reported in the Consolidated financial statements (Note 18) (in FTE)	**42,786**	**43,520**
	Total number of payroll employees reported in the Consolidated financial statements – converted to headcount unit of measure (in headcount)	**43,395**	**44,175**
	Number of employees as defined by ESRS (in headcount)	**43,395**	**44,175**

Topic	Description	2024	2025
Employee turnover (For the period January 1 to December 31)[1]	Employee turnover (in headcount)	**1,652**	**1,847**
	Employee turnover rate	**3.9%**	**4.2%**

1. We have redefined our calculation of 'employee turnover' and revised our comparative figures accordingly. Read more in Sustainability statements - Social - Attractive workplace for all: Additional disclosures - Methodology on metrics

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Attractive workplace for all: Metrics table (continued)

Collective bargaining coverage and social dialogue

Topic	Description	2024	2025
Percentage of total employees covered by collective bargaining agreements (as of December 31)	**Employees covered by collective bargaining agreements**	**61%**	**62%**

Topic		2024			2025		
		Collective bargaining coverage		**Social dialogue**	**Collective bargaining coverage**		**Social dialogue**
The percentage of its total employees within significant countries within the EEA or significant regions outside the EEA, covered by collective bargaining agreements and/or workers, representatives (as of December 31, 2024 and 2025)		**Employees – EEA (for countries with >50 empl. representing >10% total empl.)**	**Employees – non-EEA (for regions with >50 empl. representing >10% total empl.)**	**Workplace representation (EEA only) (for countries with >50 empl. representing >10% total empl.)[1]**	**Employees – EEA (for countries with >50 empl. representing >10% total empl.)**	**Employees – non-EEA (for regions with >50 empl. representing >10% total empl.)[1]**	**Workplace representation (EEA only) (for countries with >50 empl. representing >10% total empl.)[1]**
	Coverage rate						
	0–19%		North America			North America	
	20–39%		Asia			Asia	
	40–59%						
	60–79%						
	80–100%	The Netherlands		The Netherlands	The Netherlands		The Netherlands

1. ASML has no existing agreements with a European works council (EWC), a Societas Europaea (SE) works council or a Societas Cooperativa Europaea (SCE) works council.

Diversity metrics Topic Description 2024 2025 Gender distribution at top management level (in percentage and headcount as of December 31) Male 88% 318 85% 340 Female 12% 44 15% 59 Other 0% 1 0% 1 Not reported 0% 0 0% 0 Total employees at top management level 100% 363 100% 400 Topic Description 2024 2025 Age distribution of employees (in headcount as of December 31) under 30 years old 8,130 6,998 30–50 years old 28,072 29,626 over 50 years old 7,193 7,551 Total employees 43,395 44,175 Adequate wages All employees earn above our adequate wage benchmark (higher of living wage and minimum wage). STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 226 General disclosures Environmental Social Governance Attractive workplace for all: Metrics table (continued)

Training and skills development metrics Topic Description 2024 2025 Percentage of employees that completed an annual performance and career development review against the total number of employees by gender Male 94% 95% Female 93% 94% Other 76% 98% Not reported 100% 100% Total 94% 95% Topic Description 2024 2025 Percentage of employees that completed an annual performance and career development review against the total number of employees eligible for a review by gender Male 96% 96% Female 96% 96% Other 97% 98% Not reported 100% 100% Total 96% 96% Topic Description 2024 2025 Average number of training hours per employee Average number of training hours per employee headcount 41 40 Topic Description 2024 2025 Average number of training hours per employee headcount by gender Male 42 41 Female 35 35 Other 9 4 Not reported 60 87 STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 227 General disclosures Environmental Social Governance Attractive workplace for all: Metrics table (continued)

Health and safety metrics Topic Description 2024 2025 Percentage of employees covered by our health and safety management system Employees covered by our health and safety management system 100% 100% Topic Description 2024 2025 Number of work-related fatalities as a result of injuries Employee fatalities as a result of work-related injuries 0 0 Non-employee fatalities as a result of work-related injuries 0 0 Other worker fatalities on-site as a result of work-related injuries 0 0 Topic Description 2024 2025 Total number and rate of employee recordable work-related accidents Number of employee recordable work-related injuries 77 76 Rate of employee recordable work-related injuries 1.11 1.05 STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 228 General disclosures Environmental Social Governance Attractive workplace for all: Metrics table (continued)

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Attractive workplace for all: Metrics table (continued)

Remuneration metrics (pay gap and total remuneration)

Topic	Description	2024	2025
Gender pay gap	Gender pay gap percentage	10.2%	9.3%

We report our gender pay gap in accordance with ESRS. This metric is determined as the difference of average gross hourly pay levels between female and male employees, expressed as a percentage of the average gross hourly pay level of male employees. The gender pay gap calculation as described in the additional disclosures for S1-16 Remuneration metrics refers to the 'unadjusted' pay gap. This means that while we provided raw statistics around this topic, it does not account for objective factors for pay differences such as job level, performance, location, job family or tenure. Consequently, we cannot attribute the pay gap with pay equity issues per se.

Our average hourly pay gap for 2025 stands at 9.3% which is 0.9% lower than that of 2024 (10.2%). We believe this result was driven by an increase in the concentration of women in higher-earning roles, specifically in stronger economic locations, combined with a favorable movement in the average exchange rates observed for some of these locations. The combined effect resulted in a 6.6% increase in the average gross hourly pay of women versus the 5.5% for men, compared to 2024.

The main driver of the reported gender pay gap remains the underrepresentation of female employees in higher paying roles (generally more senior positions). There is a higher proportion of men across all levels of the organization (79% (2024: 79% men, 21% (2024: 21%) women) with the highest proportion in senior management (84% (2024: 88%) men, 16% (2024:12%) women). Roles within senior management typically command higher market salaries and opportunities for larger financial incentives. In contrast, there is a high proportion of women in lower employee bands.

Companies such as ASML, that operate within the technology industry, have traditionally faced challenges attracting women due to their underrepresentation in the STEM talent pool itself. We continue to invest in the promotion of STEM subjects in primary and secondary school levels and will continue to do so to help further diversify the talent pool. Read more in Sustainability statements - Social - Valued partner in our communities - Investing in STEM education. We have also set targets to increase the representation of female employees overall and in leadership positions specifically. Read more in Sustainability statements - Social - Attractive workplace for all - Inclusion and diversity.

Additionally, we intend to further evaluate and assess pay and to consider objective factors that can impact an employee's pay. We aim to close unjustified pay differences between men and women, if any are identified, adhering to local legislation at a minimum. We are preparing for compliance with the EU Pay Transparency Directive and have taken steps intended to support our readiness for this.

Topic	Description	2024	2025
Annual total remuneration ratio	Annual total remuneration ratio	43	53

This ratio is reported on our global operations in accordance with the ESRS and therefore subject to currency volatility and purchasing-power differences between countries. The increase in our reported ratio is mainly driven by the remuneration of the CEO compared to 2024. Read more in Corporate governance - Remuneration Report - Remuneration at a glance

We aim to attract, retain and motivate highly educated talent who are critical to deliver upon our strategy and growth ambitions. In pursuit of this ambition, we continually monitor the competitiveness of our remuneration packages. Therefore, our annual total remuneration ratio is influenced by external market trends across the world.

N Methodology on targets This section outlines the methodology used to define and measure our Attractive workplace for all targets, that have been set taking into account insights gathered from employees and/or employee representatives. 2025 and 2024 performance measured against targets includes all employees unless otherwise stated. Baseline figures prior to 2024 (with exception of our results on the annual engagement survey) exclude ASML Berlin GmbH employees due to consolidated numbers not being available at the time of setting these targets. Talent attraction, employee engagement and retention Improve talent attraction by achieving specific employer brand score rankings in the Netherlands (top 5), United States (top 75), China (top 100) and Taiwan (top 5), by 2025 This target is based on a ranking of ASML and its competitors in the Universum employer brand ranking, which collects input from approximately 60,000 students and professionals annually among all priority countries. We measure our employer brand to monitor how well we are known and rated as an employer by external audiences and potential employees. In 2024, Universum discontinued its syndicated report for Taiwan. Therefore, to obtain comparable data, a custom Universum survey for both students and professionals was conducted in 2025. Similarly, in 2025, Universum discontinued its syndicated report for China – although we obtained a customer survey, the data was not comparable. Targets are monitored and adjusted based on discussions with Universum and our regional teams as to what is feasible, as well as through benchmarking against competitor companies in each market. Survey outcomes are used to determine our focus in terms of employer brand strategy and communications for the upcoming period, and whether target levels should be recalibrated. By 2025, be within 2 percentage points of (or higher than) the benchmark employee engagement score achieved by the top 25% of companies Every year we ask employees to complete our employee engagement survey. We use a validated survey from an external provider, with the employee engagement score derived from a subset of five questions. The scope of the survey and the target covers all employees and the ‘N1-conversion’ category of non-employees, who have worked at ASML for at least three months prior to taking our annual employee engagement survey. We want to compare ourselves and grow toward the top-performer category. Our three- year rolling average engagement score is to be within two percentage points of (or higher than) the benchmark set by the top 25% of companies. The top performing benchmark is a three-year rolling average of the 75th-percentile favorable scores achieved by companies partaking in the survey globally. Have an attrition rate of <7% by 2025 Our annual attrition rate is calculated as a monthly average across the reporting period. The monthly attrition rate is calculated as a percentage of the number of FTEs that left ASML during each month, compared to the total number of FTEs at the end of that month, multiplied by 100. The calculation basis for this target differs from the ESRS-required ‘turnover’ metric – that is based on headcount. Learning and development By 2025, 80% of all employees should have at least one development item (in progress) in their development plan This target covers employees who have at least one development item that has a ‘last updated’ status within the past 12 months, divided by the number of employees. Measurement is taken at the end of the annual Develop & Perform program (March). The scope of this target covers all employees excluding ASML Berlin GmbH. This target is based on historical performance and the ambition to improve, considering what is feasible – given that new hires generally need some time to define development goals. Achieve a learning satisfaction score of 80% or higher for 2025 This score reflects the percentage of trainings rated as favorable by participating employees and non-employees for the period. Inclusion and diversity Achieve 24% inflow of women (all job grades) by 2025 This target is based on all new-hire women employees (including re-hires) that have joined ASML during the reporting year. This does not include internal moves or transfers, nor does it include non-employees converting to employees. Actual performance is determined by the percentage of all female employees who joined ASML, compared to the total number of joiners during the reporting period in FTE. Our US employees are excluded from our 2025 reporting to comply with the US EO that took effect in 2025. Comparatives remain unadjusted. Achieve 24% inflow (external hires only) of women to middle management and above (job grades 9+) by 2025 This target is based on all new-hire women employees (including re-hires) that have joined ASML in middle management roles and above during the reporting year. This does not include internal moves or transfers, nor does it include non-employees converting to employees. Actual performance is determined by the percentage of all female employees who joined ASML in job grades 9+, compared to the total number of joiners to job grades 9+ during the reporting period in headcount. Our US employees are excluded from our 2025 reporting to comply with the US EO that took effect in 2025. Comparatives remain unadjusted. Achieve 14% representation of women in senior leadership roles (job grades 13+) by 2026 This target is based on all employees in senior leadership roles (job grade 13+) as at the end of the reporting period. Actual performance is determined by the percentage of female FTEs in job grade 13+, compared to the total FTEs in job grade 13+ on the last day of the reporting period. Our US employees are excluded from our 2025 reporting to comply with the US EO that took effect in 2025. Comparatives remain unadjusted. The scope and calculation basis for this target differs from the ESRS-required ‘gender distribution at top management’ metric – which is reported using headcount and includes ASML’s employees worldwide. By 2025, be within 3 percentage points of (or higher than) the benchmark inclusion score achieved by the top 25% of companies This target is based on our annual employee engagement survey and derived from a subset of eight inclusion-related questions. Our three- year rolling average inclusion score is to be within three percentage points of (or higher than) the benchmark set by the top 25% of companies. The top performing benchmark is a three-year rolling average of the 75th-percentile favorable scores achieved by companies partaking in the survey globally. The scope of the survey and the target is all employees and ‘N1-conversion’ category of non-employees, who have worked at ASML for at least three months prior to taking our annual employee engagement survey. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 230 General disclosures Environmental Social Governance Attractive workplace for all: Additional disclosures

Occupational health and safety Achieve a recordable incident rate of 0.96 or below, by 2025 Our target is based on industry world-class performance, using OSHA (U.S. Occupational Safety and Health Administration) recordable work-related incident cases applicable at the time the target was set. Performance measured against target includes all employees and N1- conversion (non-employees). Following the change set out below, differences in definition and scope continue to remain between our entity specific metric ‘Recordable incident rate’ and the ESRS metric ‘Employee recordable work-related injuries’ (number and rate) that we also report on: • In the Recordable incident rate the OSHA definition of ‘work-related’ is followed, while the ESRS guidance is applied to Employee recordable work-related injuries. • In the Recordable incident rate all recordable work-related incident cases (including ill health and injuries) are included as defined by OSHA, while only recordable work-related ‘injuries’ are included in the Employee recordable work- related injuries. • In the Recordable incident rate, all employees as well as N1-conversion (non-employees) are included, while only employees are included in the Employee recordable work-related injuries. Change in preparation: Recordable incident rate In 2025, we converted our unit of measure from incident cases per 200,000 hours worked (2,000 standard annual hours worked per FTE for every 100 FTEs) per OSHA guidelines to the estimate of annual hours worked per FTE for every 500 FTEs. This conversion was made to better align to the S1-14 ESRS reported Employee recordable work- related injuries rate and to support clearer interpretation by stakeholders where reported rates differ. With this, the target incident rate of 0.16 converts to 0.96. Similarly, the 2024 comparative incident rate of 0.19 converts to 1.14. Due to the lack of availability of 2022 data to calculate the estimated number of hours worked, we are not able to convert the baseline of 0.18. Labor conditions By 2025, 100% of employees earn above the adequate wage benchmark Methodology for this target is based on the S1-10 Adequate wages metric reporting. Well-being By 2025, be within 2 percentage points of (or higher than) the benchmark well-being score achieved by the top 25% of companies This target is based on our annual employee engagement survey. The well-being score is derived from a subset of eight related questions. Our three-year rolling average well-being score is within two percentage points of (or higher than) the benchmark set by the top 25% of companies. The top performing benchmark is a three-year rolling average of the 75th-percentile favorable scores achieved by companies partaking in the survey globally. The scope of the survey and the target is all employees and ‘N1-conversion’ category of non- employees, who have worked at ASML for at least three months prior to taking our annual employee engagement survey. Methodology on metrics General methodology: Scope includes all ASML employees worldwide. Reporting is based on actual data registered on our workforce databases unless otherwise stated by use of an estimate. The number of employees has been reported on a headcount basis as at the end of the reporting period. S1-6 Employee characteristics Employees The gender breakdown is based on gender as self-specified by employees on our workforce databases. The definition of ‘employees’ and ‘temporary employees’ applied in accordance with ESRS differs to the definitions applied for reporting in the Consolidated financial statements. ‘Temporary employees’ reported in the Consolidated financial statements comprises contractors or agency placements that meet the definition of ‘non-employee’ under ESRS. Turnover Employee turnover is reported based on the headcount of employees who leave ASML voluntarily or due to dismissal, retirement or death in service. The rate of employee turnover for the period is calculated on a headcount basis as a monthly average across the reporting period. Change in preparation: Turnover In 2025, we redefined our scope to capture dismissals occurring at the end of contract duration. Accordingly, the comparative ‘Number of employee turnover’ (increase of 174) and ‘Employee turnover rate’ (increase of 0.4%) have been revised to ensure consistent and comparable reporting. S1-8 Collective bargaining coverage and social dialogue The coverage of collective bargaining agreements has been determined based on the scope stipulated in the respective collective bargaining agreements. The employees covered by social dialogue has been determined based on the number of employees within our establishments where works councils or employee representatives have been duly elected. S1-9 Diversity metrics The gender distribution in number and percentage at ASML’s top management level has been determined in relation to top management as defined. S1-10 Adequate wages Adequate wage assessment: performed annually at the end of the period for each location where we operate. ASML’s lowest wage is compared to the adequate wage benchmark for each location. ASML lowest wage: ASML lowest wage consists of the annual basic wage at an FTE basis and fixed payments guaranteed to employees at the time of the assessment. Adequate wage benchmark: The adequate wage benchmark is based on the higher of the most recent minimum and living wage (lower- bound guidance) thresholds per location, which we considered as best-practice. The most recent thresholds are sourced from a reputable independent third party. S1-13 Learning and development metrics Performance and career development review: As part of our Develop & Perform program, employees receive an annual performance and career development review as defined. Employees not eligible for an annual performance and career development review are: those with a hire date on, or after, October 1; members of the BoM; and those marked as ineligible by HR&O due to long-term absence. The percentage of employees with a performance and career development review is reported in proportion to both the total number of employees and the number of employees eligible, by gender. Average number of training hours per employee and by gender methodology: The average number of training hours per employee (and by gender) is based on the number of training hours completed and registered by employees across our learning platforms. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 231 General disclosures Environmental Social Governance Attractive workplace for all: Additional disclosures (continued)

S1-14 Health and safety metrics Percentage of employees covered by our health and safety management system: The percentage is determined in relation to employees with access to and covered by our OHS management system. Number of employee, on-site non-employee and other worker fatalities as a result of work- related injuries: This is based on the number of recordable work-related injuries that resulted in death, as reported in our OHS management system during the period. Number of recordable work-related injuries by employees: This is based on the number of employee recordable work-related injuries, as reported in our EHS management system during the period. Rate of recordable work-related injuries by employees: This is determined based on the number of employee recordable work-related injuries divided by the estimated number of hours worked by employees during the period, multiplied by 1,000,000, to represent the number of respective cases per one million hours worked. Estimate of the number hours worked by employees for the period: Due to the limitation of internal data available on actually hours worked by our employees, we have applied an estimated based on the normal scheduled hours of work per ASML location, taking into account paid vacations, paid public holidays and sick leave. S1-16 Remuneration metrics (pay gap and annual total remuneration) Annual remuneration: Annual remuneration comprises all four components of ASML’s Remuneration Policy: base salary; STI (cash bonus); LTI (share-based incentive), and pension and other benefits. Annual remuneration represents FTE basis, in local currency translated to the reporting currency using the average exchange rates for the period. This is not adjusted for purchasing-power differences between countries. Base salary comprises basic wage for 12 months and guaranteed fixed payments. STI (cash bonus) in the form of performance- related plans is based on the employee’s job grade, the type of bonus plan and the company/ individual performance. STI data used for ESRS reporting is consistent with the Consolidated financial statements accrual for the period without applying a pro-rata for part of the year, in order to reflect the annualized value. Read more in Financial statements – Consolidated financial statements – Notes to the Consolidated financial statements – 18. Personnel expenses and employee information LTI (shared-based incentive) is an equity-based bonus award that, when vested, results in shares being granted to ASML employees during the period. LTI data used for ESRS reporting is consistent with the LTI expense for the period reported in the Consolidated financial statements. Read more in Financial statements – Consolidated financial statements – Notes to the Consolidated financial statements – 20. Share-based compensation Pension and other benefits: Consists of both cash and in-kind benefits including cash allowances, such as shift and car allowances, and in-kind benefits such as use of a company car and ASML-funded health insurance. For the purpose of reporting these metrics, we have excluded all one-off benefits such as relocation allowances, severance and long-service awards as well as inconsequential benefits, for example meal allowances. Gender pay gap: This metric is determined as the difference of average gross hourly pay levels between female and male employees, expressed as a percentage of the average gross hourly pay level of male employees. The number of employees used in the calculations represents all active employees, excluding those that have been with the company for three months or less at the end of the reporting period. For the purpose of calculating the gender pay gap we exclude employees falling within the ‘Other’ and ‘Non-disclosed’ gender categories. The gross hourly pay level is determined by dividing an employee’s annual remuneration by the number of full-time scheduled hours of work per ASML location. The average gross hourly pay level of female and male employees is determined separately. Comparatives for two previous reporting periods is not possible as the data and methodology applied in reporting periods prior to 2024 are not in accordance with ESRS. Therefore, comparatives for only one previous period has been reported. Annual total remuneration ratio: This ratio is determined by dividing the annual remuneration of the highest-paid employee by the median annual remuneration (excluding the highest-paid employee) for the period. This metric differs to the Internal pay ratio disclosed in our remuneration report in accordance with the Dutch Corporate Governance Code. The denominator used in calculation of the Internal pay ratio is based on the average personnel expenses per FTE, whereas the median annual remuneration and headcount unit of measure is applied for reporting under ESRS. The annual remuneration of the highest-paid individual is disclosed in our Remuneration report and is used as the numerator in this calculation. Read more in Corporate governance – Remuneration report Median annual total remuneration: The median annual total remuneration for the period is determined by taking the mid-point annual remuneration of all active employees at the end of the reporting period, excluding the highest- paid employee and those that have been with the company for three months or less as at the end of the period. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 232 General disclosures Environmental Social Governance Attractive workplace for all: Additional disclosures (continued)

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Responsible value chain S 2 ASML

We aim to prevent, mitigate and manage adverse environmental and human rights impacts in our value chain

Key
- On track / achieved
- Off track / not achieved

Why it matters

...for the planet



We believe that microchip-enabled digital technologies are among the most critical tools for societal advancement. At the same time, we understand that technological development presents environmental and human rights challenges within global value chains. The goods and services we purchase, the design choices we make and the products we sell are potentially linked to impacts on the environment and human rights. We conduct due diligence and work with suppliers and customers to implement responsible business practices for protecting the environment and respecting human rights.

...for ASML


ASML
ASML

We are dedicated to preventing and mitigating adverse environmental and human rights impacts in our value chain. This is also what customers, investors, employees and regulators expect from us. By committing to international environmental and human rights standards we work to meet stakeholder expectations, ensure compliance with regulations and build a resilient value chain.

Our approach aligns with our employees' expectations regarding responsible business conduct, and contributes to the environmental and human rights objectives of our customers and suppliers. It also supports our shareholders' desire to improve long-term sustainability performance and minimize business costs.

Our 2025 progress

Responsible Business Alliance (RBA) self-assessment completed (in %)

90%

2024: 91%

2025 target: 90% (On track / achieved)

Suppliers with overall high risk evaluated and follow-up agreed (in %)

100%

2024: 100%

2025 target: 100% (On track / achieved)

Our sub-topics

- Responsible product design
- Responsible supply chain
- Responsible product use

Our material impacts, risks and opportunities relating to Responsible value chain. Upstream Own operations Downstream STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 234 General disclosures Environmental Social Governance Responsible value chain (continued) Key Actual positive impact Risk Potential positive impact Opportunity Actual negative impact Potential negative impact Potential impacts on human rights of supply chain workers in on-site facility services, electronics manufacturing and mining of minerals (Responsible supply chain) Failure to comply with rules and regulations regarding conflict minerals (Responsible supply chain) Potential impact on the health and safety of customer and partner employees while working on ASML systems, and associated risk if the impact materializes (Responsible product design) Potential impacts on human rights of workers at customers and beyond inherent to the technology sector (Responsible product use) Improved quality of life through access to technology and digital services (Responsible product use) Potential impacts on society due to potential misuse of technology (Responsible product use)

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How we are managing responsible value chain

Our approach

We strive to identify, assess and prioritize the most salient environmental and human rights risks and impacts across our value chain, from raw materials extraction to end of life (EoL). A transparent value chain is essential to identify risks and impacts at the earliest stage possible, as we strive to prevent, mitigate and remediate impacts linked to our purchased goods and services and the use of our products.

Through our relationships with customers and direct suppliers, we identify, assess and manage impacts and risks. We have less visibility and influence regarding impacts deeper upstream and downstream in our value chain, but strive to identify higher-risk sectors, geographies and value chains where impacts occur – and seek ways to take a role in appropriately addressing them.

Material topics

We have identified three material sub-topics worldwide representing our scope of work:

- Responsible product design
- Responsible supply chain
- Responsible product use

Levers for action

Our six-step due diligence framework defines how ASML identifies, prevents, mitigates and accounts for actual and potential impacts across its value chain.


1 Embed in policies and management system
2 Assess and prioritize adverse impacts
3 Prevent mitigate and manage adverse impacts
4 Track implementation and results
5 Communicate impacts and progress
6 Remediate impacted stakeholders

Our environmental and human rights due diligence framework is based on the following six steps, as described in the OECD Due Diligence Guidance for Responsible Business Conduct.

1. Embed in policies and management system

Our responsible value chain policy outlines our commitments, principles and requirements for managing environmental and human rights risks and impacts across our value chain – also referred to as environmental and human rights due diligence. This includes how we manage such matters in relationships with our customers, suppliers and other business partners, and in our decision-making processes.

As a member of the RBA, we have adopted its Code of Conduct – a set of standards relating to labor (human rights of all workers), health and safety (minimizing the incidence of work-related injury and illness), environment and ethics. We expect our suppliers to comply, too, and to cascade this requirement to their own suppliers. We take a risk-based approach to include ESG requirements in supplier contracts and communicate our expectations to suppliers via various channels, including the ASML Supplier Handbook, Conflict Minerals Program and RBA Program, where relevant.

We regularly review and update our ESG sustainability policies as operations, supply chains and business relationships evolve, based on our assessment of new impacts.

2. Assess and prioritize adverse impacts

We're committed to making our value chain more transparent, and regularly identify and assess potential and actual environmental and human rights impacts across our value chain. This includes:

- Identifying and assessing impacts we have caused through our operations or have contributed to in direct business relationships, and those linked to us through purchased goods and services, sold products and business relationships.
- Identifying and assessing general areas where adverse impacts occur or might occur, considering risk factors related to geography, sector and materials.
- Identifying and assessing impacts linked to specific direct and indirect business partners based on entity-specific risk factors and information.
- Identifying and assessing impacts linked to materials used in product design and purchased goods, based on material-specific risk factors and information.
- Taking into account any known or reasonably foreseeable circumstances related to the use of ASML's products and services in accordance with intended purpose, or under conditions of reasonably foreseeable improper use or misuse.
- Engaging with stakeholders across our value chain, or with their representatives, to understand how they are or might be impacted.
- Prioritizing adverse impacts for risk prevention and mitigation, based on the severity of actual impacts and the severity and likelihood of potential impacts.

3. Prevent, mitigate and manage adverse impacts

We strive to avoid causing or contributing to negative impacts on the environment and human rights, addressing such impacts when they occur. In situations where adverse impacts are linked to ASML through purchased goods and services, products and business relationships, we seek ways to take a role in addressing them. The nature and extent of due diligence depends on the severity and likelihood of an impact, as well as our involvement, leverage, and ability to effect change in the situation.

Responsible product design

We recognize that design decisions and material choices in our products – as well as their use and manufacturing thereof – can impact the environment and human rights across our value chain. We are committed to identifying, preventing, and mitigating these impacts through responsible product design practices.

Our approach includes: • Aiming to comply with all applicable laws and regulations related to the use and disposal of materials and components. • Developing and maintaining an inventory of high-risk materials used in our product designs and those outsourced from suppliers, based on assessments of environmental and human rights impacts. • Collaborating with suppliers, business partners and industry initiatives to identify the use of high-risk materials and jointly pursue responsible alternatives. • Choosing materials with lower impacts on the environment and human rights, redesigning parts and modules to reduce material risks, and limiting or phasing-out high-risk materials when technologically feasible and commercially viable – and when other measures are insufficient to manage risks. • Incorporating EoL considerations in product design, enabling safe disassembly, removal and responsible disposal of components containing high-risk materials. Responsible supply chain We expect suppliers and other third parties to uphold our standards for respecting the environment and human rights, and encourage others across the supply chain to do the same. We conduct due diligence to manage impacts linked to direct and indirect suppliers, including: • Considering environmental and human rights risks in selection of new suppliers, and conducting risk-based screening of suppliers prior to entering into business relationships. • Seeking contractual assurances regarding environmental and human rights topics, including a requirement for suppliers to comply with the RBA Code of Conduct and relevant legislation. • Providing guidance, support and training opportunities to help suppliers improve their due diligence capabilities. • Monitoring suppliers to ensure they consistently meet ASML’s standards, and tracking development of environmental and human rights risks and impacts. • Managing risks and impacts by investigating high-risk findings and adverse impacts, and requesting that suppliers develop preventive and corrective action plans where needed. • Disengaging from business relationships after failed attempts at mitigation, or where mitigation does not seem feasible – taking into account whether terminating a business relationship would in itself have adverse environmental or human rights impacts. • Engaging in industry-wide collaborative efforts to implement due diligence standards and address environmental and human rights risks and impacts. 4. Track implementation and results We periodically review our own due diligence processes – and those of our business relationships – to ensure effective implementation, to drive continuous improvement and to track whether responses to risks and adverse impacts are adequate. To enable value chain workers to raise human rights concerns, we maintain an accessible grievance mechanism – our Speak Up Service – which is available to everyone. It allows concerns to be raised anonymously and without fear of retaliation. We also encourage our suppliers and business partners to maintain or participate in effective grievance mechanisms that ensure their employees and other affected individuals can report issues safely and confidentially. To assess whether workers are aware of and trust these mechanisms, we include related questions in our ESG questionnaires and address the topic during supplier conversations, audits, and on-site checks, focusing on the accessibility and effectiveness of the grievance channels. 5. Communicate impacts and progress We communicate relevant information on due diligence policies, processes and outcomes via: • Reporting on environmental and human rights due diligence in line with applicable standards. • Publishing easily accessible, appropriate information on our website and at sites. • Communicating relevant information to impacted or potentially impacted rights holders in a timely, culturally sensitive, accessible manner. Read more in Strategic report – Our business – Engaged stakeholders 6. Remediate impacted stakeholders Employees, business partners and any third party can raise questions and concerns regarding potential Code of Conduct violations – including environmental and human rights impacts – with designated ASML representatives, the Ethics Office, or via our Speak Up Service. Speak Up is available for all affected stakeholders, including workers across our value chain and other individuals whose rights may be negatively impacted by our business, as well as human rights interest groups and trade unions. Read more in our Speak Up and Non-retaliation Policy available at asml.com STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 236 General disclosures Environmental Social Governance How we are managing responsible value chain (continued) Levers for action (continued)

Responsible product use Just as we are committed to protecting the environment and respecting human rights, we expect and encourage the same from our customers. Despite our efforts to conduct due diligence, we do not always know – and cannot control – which products our customers and their own customers create with the use of our products and services, and cannot prevent all potential misuse. However, we reserve the right to decline, restrict or cease business in the event of any violation of our responsible value chain policy or our Human Rights Policy. We recognize our wide-ranging impact in society, contributing to global digitalization and transforming the ways in which people live and work. We believe that microchip-enabled digital technologies are among the most critical tools for societal advancement. Driving this positive impact for society is an integral part of our corporate vision and business strategy, with related policies, actions and targets embedded across our operations and tracked for effectiveness. At the same time, we understand that technological development presents human rights and environmental challenges within global value chains. One of the emerging environmental challenges facing the world today is the rapidly rising energy consumption of data centers as a result of the growth of AI. Addressing this issue will require more efficient AI models and improved semiconductors. If we do not act together as an industry, emissions from semiconductor production are forecasted to increase by a a factor of four in 2030. This is a key challenge that ASML and the entire industry must face. We continue to monitor our approach to responsible product use. Read more in Strategic report – Our business – Our products and services We conduct voluntary due diligence on our customers by: • Considering environmental and human rights risks and impacts prior to entering new business relationships. • Seeking contractual assurances regarding environmental and human rights risks and impacts when relevant. Read more in Strategic report – Our business – Our marketplace STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 237 General disclosures Environmental Social Governance How we are managing responsible value chain (continued)

Our objective We aim to adopt responsible design practices to prevent and mitigate potential impacts from material choices, manufacturing, and use of our products on human rights and the environment across our value chain. Our scope The scope of this sub-topic covers ASML’s product design. We recognize that product design has an impact on sourcing, manufacturing, delivery, and the safe use and maintenance of our systems by customers and partners. Targets and performance Currently, we have not set formal targets for responsible product design. However, we monitor KPIs to assess how well we integrate responsibility into our design processes. This includes tracking compliance with relevant laws and regulations, most notably the EU RoHS (Restriction of Hazardous Substances) and REACH (Registration, Evaluation, Authorisation and Restriction of Chemicals) directives. This tracking helps us evaluate our performance and identify areas for continuous improvement. Our actions and resources How we manage product safety and regulatory requirements To help ensure our products and systems comply with applicable regulations and are safe, we focus on safety at every stage of the product lifecycle: research, design, development, production, transport, installation, maintenance, upgrades and decommissioning. Our Global Product Safety and Regulatory teams are part of Quality and Excellence, and are accountable for our overall product safety approach. To support safe design, we have defined and implemented key risk areas and associated product safety competencies in line with the ISO 12100 standard in the design of machinery. We have assigned experts supporting individual projects to include safety in the design process, and are further extending our global expertise by hiring country safety and regulatory experts. Our Product Regulatory Committee, chaired by the Head of Quality and Excellence, sets safety policies and approves ways of working. Our Safety and Regulatory Office is tasked with tracking new product safety legislation and standards, and monitoring that our products are safe and compliant. Our various regulatory boards are responsible for decision-making on product safety and regulations. Our strategy is to eliminate non- compliance, monitoring compliance status and risk mitigation. Further to this, our Global Product Safety and Regulatory organization maintains a list of all relevant standards and regulations relevant for product safety applicable to our products and services. The Development and Engineering organization defines the product specifications, including the safety and regulatory requirements. This includes manufacturing, service and installation instructions and procedures, and requirements for suppliers. Every product shipped that’s been developed by ASML complies with SEMI S2 – the Environmental, Health, and Safety Guideline for Semiconductor Manufacturing Equipment. We also specify as a general guideline compliance to the machinery directive, regardless of shipment destination. Focus areas and activities for 2025 included: • Increasing product safety in the supply chain. • Management of dangerous goods. • Materials and substance compliance. Resources We have several teams working on the safety of our products. The prevention of harm to the environment and people are closely inter-aligned, meaning it is not possible to fully distinguish our resources only for the objectives related to managing our sustainability impacts and risks. Looking ahead Regulations, particularly environmental ones, are expected to increase in 2026, along with expanded reporting requirements for chemicals in products. We experience more frequent checks and mandatory reporting from authorities, increasing pressure on local compliance teams. As a result, we aim to further strengthen our local regulatory presence. In the US, regulations are shifting from federal to state levels, requiring increased monitoring as customers operate across multiple states. While the impact on us is currently limited – since new restrictions often target consumer products and the semiconductor industry is usually exempt – ongoing vigilance is required. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 238 General disclosures Environmental Social Governance Responsible value chain: Responsible product design

Our objective We aim to build a transparent supply chain that respects human rights and the environment, promotes positive contributions to society, and actively prevents and addresses potential negative impacts. Our scope The scope of this sub-topic covers ASML’s supply chain, from sourcing to delivery, and applies across our global operations. Our main focus is on our direct suppliers, who are also in the best position to influence their own supplier base. Our supply chain (see diagram) covers our three main regions: EMEA, North America and Asia. ASML suppliers We differentiate between our business- critical, strategically important suppliers and those in scope of the RBA Self- Assessment Questionnaire (SAQ). Business critical suppliers are responsible for delivering a unique part and/or are single-sourced, involve a switching time to an alternative supplier of more than 12 weeks, or supply parts with long production times. For those in scope of the RBA SAQ, other factors are applied as our focus goes beyond our own company – incorporating environmental factors and human rights. Spend in 2025 Product-related spend 72% Non-product-related spend 28% Supplier base in 2025 Product-related suppliers 900 Non-product-related suppliers 4,200 STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 239 General disclosures Environmental Social Governance Responsible value chain: Responsible supply chain ASML suppliers Suppliers split by % spend Suppliers split by number 272 business- critical suppliers generate 89% of product- related spend 153 business- critical suppliers generate 19% of non- product- related spend €16.2bn Total 5,100 Suppliers North America The Netherlands EMEA (excluding The Netherlands) Asia 12% 34% 47% 7% 1, 35 0 su p p lie rs 1, 60 0 su p p lie rs 70 0 su p p lie rs 1, 45 0 su p p lie rs

Targets and performance We have two targets relating to the RBA SAQ: Achieve 90% completion of the RBA SAQ by all suppliers in scope by 2025 91% 90% We asked a total of 180 in-scope suppliers to complete the RBA SAQ in 2025 (2024: 147). In general, the results show a low to medium risk level in our supply base. By the end of 2025, 90% of the suppliers (2024: 91%) in scope had completed the RBA SAQ. The base year for this target is 2020 (88% completion). Having achieved our target of 90% – we plan to continue progressing on our responsible supply chain journey, with the current target remaining in place until 2026. Achieve 100% evaluation of – and agree follow-up action with – our suppliers identified by the RBA SAQ as having overall high risk, by 2025 100% 100% The RBA SAQ process did indicate high risks related to (forced) labor, health and safety, environment or ethics standards for several suppliers. All nine suppliers (2024: nine) with an overall high-risk score were evaluated. High-risk elements were investigated and, where applicable, follow-up actions were agreed with our suppliers. Most were related to ‘forced-labor’ (for example, use of migrant workers) and ‘health and safety’ (for example, incidents resulting in injuries). We targeted additional follow-up actions at suppliers with one or more high-risk elements, regardless of their overall score (for example, risks related to the absence of sprinkler systems, lack of worker representation or lack of greenhouse gas reduction targets). Engaging with these suppliers provided greater clarity on the identified risks and their context, and resolved misinterpretations of SAQ questions. In some cases, further investigation revealed that processes outside the scope of the RBA SAQ were already in place and effectively mitigated the flagged risks. No formal remediation plans were required. All suppliers identified for follow- up that needed policy updates have either implemented appropriate updates or confirmed plans to do so. The base year for this target is 2020 (100% followed-up). Having achieved our target of 100% – we plan to continue progressing on our responsible supply chain journey, with the current target remaining in place until 2026. Tracking our performance We track our performance on our responsible supply chain targets by engaging with suppliers via email, meetings and dedicated engagement sessions, where we communicate our actions and drive progress. We collect feedback from suppliers about the potential roadblocks or improvements related to these initiatives, and share our experience with them. We do not currently engage directly with workers, consumers or end-users, or affected communities across the value chain. As part of our human rights saliency assessment, we conducted stakeholder engagement with legitimate representatives and credible proxies of these stakeholder groups. Conflict minerals Like many companies in the semiconductor industry, we use minerals and metals including tin, tungsten, tantalum and gold (also known as 3TG or conflict minerals). We need 3TG minerals to manufacture our products, and our products need 3TG minerals to function – mainly in the electronics and optics categories. We use gold, for example, in coating critical electronic connectors, and tin for welding electronic components and creating EUV light. We are committed to responsible sourcing of materials and support international efforts to ensure the mining and trading of minerals from conflict-affected and high-risk areas does not contribute to conditions of armed conflict or human rights abuses. We base our due diligence measures on our sourcing of 3TG minerals on the five-step framework set by the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. There are several tiers of suppliers between ASML and any smelter of conflict minerals, and even more tiers when tracing a mineral back to the mines of origin. We use a system of controls focused on smelters’ sourcing practices and leveraging tools developed by the Responsible Minerals Initiative (RMI) – such as the Responsible Minerals Assurance Process (RMAP) for third-party audits of smelters’ conformance with standards for responsible sourcing. Due to incomplete information received from our suppliers, we were unable to fully identify the countries of origin and processing facilities for all conflict minerals. However, the result of our due diligence indicates that some of the 3TG minerals that we use originated in the Democratic Republic of the Congo (DRC) and other conflict-affected and high-risk areas. To address this, we are requesting high-risk smelters to be audited or removed from our supply chains. We have also put additional emphasis on data validation, smelter risk assessment and engagement with suppliers. In total, 317 suppliers were in-scope for our due diligence for the year 2024 (2023: 329), out of which 84 (2023: 46) did not provide us with (valid) information. We identified 341 unique smelters (2023: 482), of which 210 (2023: 236) are RMAP-conformant and 3 are RMAP-active, meaning they are engaged in the RMAP but a conformance determination has yet to be made. In 2025, we followed-up with suppliers who had the most high-risk smelters or refiners in their supply chain and developed mitigation plans with them. We intend to report on our 2025 due diligence in the Conflict Minerals Report (Form SD) due to the SEC on May 31, 2026 and in our Annual Report 2026. Read more in our Conflict Minerals Report at www.asml.com STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 240 General disclosures Environmental Social Governance Responsible value chain: Responsible supply chain (continued) 0% 20% 40% 60% 80% 100% 2024 2025 Achieved 2025 target: 100% 0% 20% 40% 60% 80% 100% 2024 2025 Achieved 2025 target: 90%

Key elements of the RBA SAQ Element RBA commitment Labor To uphold the human rights of all workers (direct and indirect) and to treat them with dignity and respect as understood by the international community, including the International Labour Organization (ILO)’s eight fundamental conventions. Health and safety To minimize the incidence of work- related injury and illness, and to ensure a safe and healthy working environment. Communication and education are essential in identifying and solving health and safety issues in the workplace. Environment Environmental responsibility is integral to producing world-class products and services. Adverse effects on the environment, natural resources and communities are to be minimized, while safeguarding the health and safety of the public. Ethics To meet social responsibilities and achieve success in the industry, the highest standards of ethics should be upheld – including but not limited to business integrity, anti-bribery and corruption, antitrust and competition, and protecting privacy. Members and participants are committed to establishing a management system to ensure: • Compliance with applicable laws, regulations and customer requirements • Conformance with the code standards • Identification and mitigation of operational risks • Facilitation of continuous improvement Our actions and resources Each year, we request that high-risk suppliers submit an RBA SAQ to validate their compliance with the RBA Code of Conduct and determine any potential gaps in relation to its standards. This contributes to identifying and assessing impacts, risks and opportunities across the supply chain (step two of our environmental and human rights due diligence framework, as detailed in ‘How we are managing responsible value chain’). In 2025, we expanded the scope of suppliers within our RBA monitoring program. Our policy is to discuss all high-risk findings with the supplier to evaluate the risk and determine whether an improvement plan is needed. When SAQ scores are high-risk, we request that the supplier elaborates on their responses and/or answers follow-up questions. If the high risk remains after further evaluation and clarification, we work with the supplier to define an action plan. During regular table meetings we track and assess both the proportion of suppliers who have completed the RBA SAQ and the progress made on the high risks evaluated and related follow-up activities. We also assess supplier sustainability aspects through on-site assessments conducted under our Quality – Logistics – Technology – Cost – Sustainability (QLTCS) program, and actively follow up on gaps and risks identified. We use learnings and findings from the ‘Sustainability’ assessments to further update our procurement policies. During 2025 we conducted 114 audits (2024: 107). We also completed a due diligence gap assessment and started executing our roadmap to align our due diligence activities with the requirements of upcoming regulations, including the EU CSDDD. Resources The resources needed for this include our annual RBA membership fee and FTEs dedicated to the Strategic Sourcing and Procurement and Risk and Business Assurance & Security teams executing these activities. Depending on the amount of follow-up needed throughout the year, this results in approximately four FTEs allocated to these actions. Looking ahead With significant new legislation on the horizon, we are preparing to adapt our processes accordingly. To strengthen our capabilities regarding the management of a responsible supply chain, including responsible minerals sourcing, we are maturing our data collection and processing – including the implementation of an integrated support system. We will continue to refine our contractual clauses to secure formal commitments from suppliers, ensuring respect for human rights and environmental protection across our supply chain. In addition, we will further enhance our management of human rights and environmental risks by embedding risk assessments into the supplier onboarding process via our Third Party Risk Management system. These steps will help streamline compliance, follow-up and risk management. We continue monitoring our due diligence practices with expected future requirements of the EU CSDDD and the EU Batteries Regulation and further develop capabilities for managing forced-labor risks. We will build on the results of the saliency assessment by further identifying environmental impacts. Methodology on targets This section outlines the methodology used to define and measure our targets related to Responsible value chain. Responsible supply chain Achieve 90% completion of the RBA SAQ by all suppliers in scope by 2025 We scope suppliers for self-assessment based on (potential) impacts on the environment and human rights, considering the sector and country they operate in or services they provide. We determine country and sector risk using the RBA risk assessment platform, and add on-site service providers, labor agents and waste handlers to our scope as categories that are inherently high risk. We also add suppliers that were in scope last year, and those for which ESG risks or impacts are found via our ongoing screening of media and other public sources. Achieve 100% evaluation of – and agree follow-up action with – our suppliers identified by the RBA SAQ as having overall high risk, by 2025 We assess suppliers classified as overall high- risk based on the RBA SAQ. This process involves reviewing identified risks and determining appropriate follow-up actions, which may include requesting additional information, adding contractual requirements, conducting audits, or recommending third- party training. We only count an assessment as complete when the review of findings is finalized and agreed actions are documented. The scope of this target is limited to suppliers for which an overall high risk is identified in the RBA SAQ. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 241 General disclosures Environmental Social Governance Responsible value chain: Responsible supply chain (continued)

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS
ASML Annual Report 2025 242
General disclosures Environmental Social Governance

Innovation ecosystem

We aim to build a thriving, multi-regional innovation ecosystem that helps solve some of humanity's toughest challenges.

Key
On track / achieved
Off track / not achieved

Why it matters

...for the planet



Building a strong foundation that benefits our partners and other companies, organizations and neighboring communities. Through ESG-focused research, startups, scaleups, platforms and collaborations, we aim to support innovative ideas and increase the technical talent pool needed to solve some of society's key challenges.

...for ASML



Consumers across the world are using ever-more powerful and sophisticated devices that are increasing the demand for microchips, in turn driving demand for the chipmaking systems that make them smaller, faster, cheaper and more powerful and energy-efficient.

We can only meet this demand by consistently and continuously advancing our technology through innovation, in close collaboration with customers and suppliers. Such innovation helps us attract and retain the best talent and drives our long-term success.

Our 2025 progress

Number of ESG-focused scaleup companies supported (cumulative in numbers)

15
2024: 13
2025 target: 14 (On track / achieved)

Value of in-kind support for startups and scaleups

€1.5m
2024: €1.3m
2025 target: N/A

Our sub-topics

ESG innovation

Partners Our approach ASML’s experts are architects and integrators who work together with external partners across the innovation ecosystem, pushing the boundaries of what we can achieve. We aim to develop long-term innovation partnerships and collaborations based on trust and knowledge-sharing. Pooling our expertise and resources enables us to build a stronger knowledge network and create new technological solutions that benefit the whole of society – as well as sharing risks and rewards to accelerate innovation. ESG innovation is one of the focus areas of our wider Community Partnership Program (CPP). Read more in Sustainability statements – Social – Valued Partner in our communities – How we are managing valued partner in our communities Where we believe we can add unique value, with access to highly qualified resources, technologies, licenses, supply chain partners and co-investors, we aim to support innovative ideas that solve ESG challenges relating (but not limited) to climate action, circularity, health and responsible use of technology. We partner and collaborate through the following channels: • ESG-focused research: Stimulating breakthrough research by partnering on projects that help meaningfully solve ESG sustainability challenges. • ESG-focused startups and scaleups: We partner with tech funds such as HighTechXL, DeepTechXL, Make Next and several venture capital funds that support scaleups and startups, selected for their ambition to contribute to a better, more sustainable world. Startups and scaleups in this scope either focus on ESG breakthrough technologies or innovative sustainable business strategies. • ESG-focused platforms and collaborations: We collaborate with local, industry and global platforms to jointly tackle ESG- related challenges – including with the Confederation of Netherlands Industry and Employers (VNO-NCW), SEMI’s Sustainability Advisory Council and the SCC. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 243 General disclosures Environmental Social Governance Innovation ecosystem (continued) Impact on society and stakeholders through ASML’s innovation ecosystem focused on ESG-related research, startups, scaleups, platforms and collaboration (ESG innovation) Key Actual positive impact Our material impacts, risks and opportunities relating to innovation ecosystem Levers for action

Our objective We aim to drive ESG-focused innovation that supports ideas and initiatives addressing key sustainability challenges, creating positive impact for local communities and society. Our scope Our scope is the global ecosystem of innovation partners and collaborators working together to solve key ESG challenges. Make Next Platform In 2025, the supporting original equipment manufacturer (OEM) partners of the Make Next Platform (MNP) – ASML, Huisman, Thales and Vanderlande, together with the non-profit Stichting Technology Rating (STR) – established a new foundation: Stichting MNP. The platform will secure the future support of young, innovative, high-tech scaleups that have proven to have the potential of becoming one of the next international Dutch OEM players in the high-tech make industry. MNP supports emerging high-tech ventures that have moved beyond the startup phase and are ready to expand. Through the exchange of best practices, business experience and coaching from senior corporate experts, MNP partners support scaleup companies to become global players by giving them access to their internal and external networks. Strict entry criteria and monitoring procedures are applied to secure a ‘fit’ and optimize the chance for success. HighTechXL ASML is one of the main shareholders of HighTechXL, together with other tech-minded partners such as Philips, research institute TNO, Brabantse Ontwikkelings Maatschappij and High Tech Campus Eindhoven. Through HighTechXL, we build and accelerate impactful startups by combining high-tech entrepreneurial talent and relevant technologies from reputable tech partners such as ESA, CERN, Fraunhofer, imec and TNO – with the goal of solving major global societal challenges. ASML talent joins selected startups for three months, for 30% of their time. They define their learning goals and benefit from the development of enriched skills and mindsets through this unique entrepreneurial experience. DeepTechXL In 2022, we became a strategic investor and co-initiator in DeepTechXL Fund I, a new Dutch deep-tech fund of now €118 million and a follow-up to HighTechXL. Together with other strategic investors and co-initiators – Philips, Brabantse Ontwikkelings Maatschappij, TNO, PME Pension Fund and Invest-NL – the fund provides deep-tech startups and scaleups with access to knowledge, network, technology, licenses and business development support. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 244 General disclosures Environmental Social Governance Innovation ecosystem: ESG innovation Strategic support platforms for startups and scaleups

€0 €150 €300 €450 €600 €750 €900 2024 2025 2025 target: N/A 0 4 8 12 16 20 2024 2025 Achieved 2025 target: 14 Targets and performance Amount invested to realize ESG innovation (€/employee) by 2025 €299 €665 Of our total CPP investment, we invested €28.8 million (2024: €12.5 million) in programs on ESG-focused research, startups, scaleups and collaborations in 2025, representing €665 per employee. While no stand-alone target is set for ESG Innovation, these investments are reflected in the performance against our overarching CPP target of €2,000 per employee by 2025. Although we did not reach our overall target by 2025, we remain committed to investing in ESG Innovation. To support this effort, the current overarching target of €2,000 per employee will remain the same, but we now aim to reach it by 2030. Read more in Sustainability statements – Social – Valued Partner in our communities – How we are managing valued partner in our communities Number of ESG-focused scaleup companies supported by 2025 (cumulative in numbers) 13 15 Based on the strategic ambitions of the platforms for startups and scaleups we invest in, we set a target to support 14 ESG focused scaleups, as nominated by the MNP, either through cash contributions or support from ASML professional in hours. In 2025, we provided 5,908 (2024: 5,360) hours of in-kind support, totaling €1.5 million (2024: €1.3 million). In addition to our prior commitments of near €33 million, in 2025 we committed a further €0.5 million in financial support. Since founded in 2016, 15 ESG-focused scaleups have been supported by the MNP, including two alumni. In 2025, we further developed the program to better suit their needs and improve the impact of our support – for example by adapting our coaching programs. Having reached our 2025 target, we continue our efforts to invest in ESG-focused scaleups and extend our target to reach 25 ESG- focused scaleups supported by 2030. Our target to achieve more than 20% of ESG-focused startups reaching ‘star level’ became redundant in 2020, when HighTechXL transformed into a venture- building program for newly established startups which typically take longer to mature. Additionally, the focus is now on deep tech – which typically requires a longer time to develop. Our actions and resources ESG-focused research and ESG- focused platforms, partnerships and collaborations ESG research and collaborations at TU/e In 2025, an ESG program was initiated in collaboration with the Technical University of Eindhoven (TU/e). The ESG-focused component of the program comprises ESG research and construction of a cleanroom facility. TU/e will execute ESG research over 10 years with an estimated average value of €0.5 million per year that is designed to primarily benefit society. The first projects within this program will look at sustainable supply chains – with the aim of yielding new methods to lower the environmental impact of companies’ supply chains. Other projects will focus on circular design and climate action. These projects will be defined and executed in the coming years. Additionally, €30 million will be invested to support the construction of the new cleanroom on the TU/e campus over 2025-2028. This new cleanroom will act as a hub for collaborations between different parties – such as TU/e, the university of applied sciences, other students, startups and large companies. ASML – imec ESG program In 2025, ASML and imec entered a new five- year collaboration, with ASML supporting the joint ESG research program. The projects will be selected jointly to ensure each aligns with our ESG innovation strategy, focusing on: supporting climate actions, enabling the energy transition and helping society with health-related topics. To support climate actions and conduct disruptive research aimed at reducing harmful emissions to the environment, the program includes the exploration of innovative battery technologies to accelerate large-scale electrification. Research will also be conducted on two environmentally harmful compounds – CO2 and per- and polyfluoroalkyl substances (PFAS) – to develop a system with high efficiency and high throughput to capture and convert CO2 to sustainable carbon-based fuels for the chemical industry, alongside an ongoing PFAS abatement initiative, which would capture and degrade PFAS compounds in waste streams through electrochemical oxidation. To support responsible use of technology, the program aims to make AI both sustainable and safe. Research activities will focus on improving connectivity efficiency by reducing joules per bit of data transfer through on- chip lasers and amplifiers. New compute paradigms that require significantly less power will also be explored. Recognizing the impact of technological advances on health, the partners have outlined clear ambitions to: • Enable affordable healthcare through faster and cheaper drug discovery. • Facilitate more effective healthcare via personalized medicine. • Reduce animal use in drug discovery through in-silico designs. To achieve these goals, two technology platforms are being developed. The first platform utilizes next-generation tools for reading proteins and genes including nanopores – tiny holes printed on silicon wafers using advanced EUV lithography – and lens-free CMOS image sensors that capture high-resolution images. The second focuses on replicating human physiology on a microchip (also known as organ-on-a-chip), paving the way for safer and more effective techniques in modeling how drugs behave in human-like environments. Protecting Van Gogh’s artistic heritage In 2025, we continued with the second phase of our IMPASTO project that aims to assess the status of Van Gogh’s masterworks and methods to optimally study and conserve them. The University of Amsterdam, the Rijksdienst voor Cultureel Erfgoed and the TU/e are active partners. By the end of the project in 2028, we aim to create an ASML science center in the Van Gogh museum, equipped with several measurement tools that can be used to study his works. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 245 General disclosures Environmental Social Governance Innovation ecosystem: ESG innovation (continued)

ESG-focused startups and scaleups Our key actions in 2025 were: • On average, 32 (2024: 20) of our experts joined selected startup teams for 30% of their time for a period of three months, as part of the HighTechXL program. • Providing structural coaching and ad hoc technical support to help startup and scaleup teams mature. • Investing (indirectly) in ESG-focused startups and scaleups through platforms such as MNP, HighTechXL and DeepTechXL. • Challenging the startup ecosystem with contests such as the ASML Young Makers Award. The ASML Young Makers Award (AYMA) celebrates ambitious students and young entrepreneurs who are considering launching their own ventures and are striving to grow them further. We created this award because we understand how valuable support can be in those early stages. In 2025, AYMA was organized in collaboration with ASML and the four Dutch Technical Universities as part of the annual University Challenges hosted at each institution. The award recognizes the most promising student team that successfully integrates innovation and sustainability into both their product development and business operations – with a particular focus on tangible, manufacturable solutions. As a company rooted in complex hardware and system integration, ASML values ideas that go beyond software alone, celebrating innovations that demonstrate real-world applicability through physical products, engineered systems and scalable technologies. Finalists were invited to present their company and entrepreneurial vision to an ASML jury member, who evaluates them based on their passion, vision, perseverance, and adaptability, as well as the viability and sustainability of their innovation. The prize includes: • A €2,500 cash award. • An invitation to ASML Startup Day, where winners pitch their ideas to ASML experts and receive coaching and consulting to help accelerate their ambitions. “Innovation drives progress and opens endless possibilities. But building a successful startup is tough. It takes resilience, creativity, and determination. At ASML, we understand the challenges startups face. That’s why we support them through our Community Partnership Program. The ASML Young Makers Award shows our commitment to helping the next generation of innovators. Let’s keep shaping the future of technology together." Christophe Fouquet President, Chief Executive Officer and Chair of the Board of Management Resources Financial resources committed to enabling ESG innovation projects are tracked and reported under Targets and performance. This excludes hours spent by supporting teams, such as investments, legal, accounting, tax and treasury required to execute on these activities. Looking ahead In 2026, we continue to identify additional projects and partners to further strengthen both our regional and global innovation ecosystem. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 246 General disclosures Environmental Social Governance Innovation ecosystem: ESG innovation (continued) ASML Young Makers Award AYMA 2025 Winners • Proconceptious (University of Groningen) – Offers personalized contraception and preconception care to support healthier, future- proof generations. • Heatlift Dynamics (TU Delft) – Develops solid-state heat pumps for precise, scalable thermal control in advanced electronics. • Piano Lites (University of Twente) – Creates an LED-guided piano system that makes learning intuitive, fun, and accessible. • Motex (TU Eindhoven) – Designs an AI-powered smart helmet that provides real-time alerts to enhance motorcycle safety.

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General disclosures | Environmental | Social | Governance

Valued partner in our communities S 3

We aim to ensure that ASML and communities benefit from each other's presence and support each other's development.

Key
- On track / achieved
- Off track / not achieved

Why it matters

...for the planet



Our activities have an impact that goes far beyond ASML, influencing the communities in which we operate. Many of our locations, particularly our headquarters, have experienced substantial growth in recent years – a trend expected to continue.

While this growth can generate jobs, foster innovation and increase prosperity, it also presents challenges, including added pressure on housing, infrastructure and essential public services in the surrounding areas.

...for ASML



When our communities thrive, so do we. We believe being a valued partner to those around us is critical to our ability to scale effectively for our customers and suppliers, and to deliver sustainable growth for our stakeholders. Many ASML employees live in the communities where we operate, and want to be proud of their company's positive impact on their surroundings.

We know our activities and growth can affect these communities, so we strive to build partnerships that benefit both sides today – and we work together to support new development in the future.

Our 2025 progress

Amount invested in communities (per employee), including employee giving

€1,750

2024: €1,084

2025 target: **€2,500** (Off track / not achieved)

Total cost of volunteering

€5.6m

2024: €3.1m

2025 target: **N/A**

Our sub-topics

- Attractive communities
- Inclusive communities
- Investing in STEM education
- Employee giving

Our material impacts, risks and opportunities relating to Valued partner in our communities. Communities Own operations STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 248 General disclosures Environmental Social Governance Valued partner in our communities (continued) Impact on local communities around ASML’s offices and factories through pressure on regional mobility, and impact on local communities around our Veldhoven operations through nuisance, pressure on affordable housing and interaction between cultures (Attractive communities) Impact on local communities around our Veldhoven operations through pressure on the talent pipeline and education system (Inclusive communities) Risk of an unattractive community for future employees to live in (limited housing, social cohesion issues), impacting ASML’s ability to attract talent (Attractive communities, Inclusive communities) Adverse reactions from neighbors, local communities and municipalities due to the pressure from ASML on infrastructure, availability of talent, schools, housing and social cohesion, which can impact the license to effectively manage our business (Attractive communities, Inclusive communities) Key Actual positive impact Risk Potential positive impact Opportunity Actual negative impact Potential negative impact

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General disclosures | Environmental | Social | Governance

How we are managing valued partner in our communities

Our approach

We partner with our communities to significantly invest where we can make the most meaningful impact, and aim to boost the science, technology, engineering and mathematics (STEM) talent pipeline for future generations of tech creators. By collaborating with partners in our innovation ecosystem we fuel progress.

Our Community Partnership Program (CPP), started in 2023, governs our global contributions to both society and local communities through investments based on structural community stakeholder feedback:

Attractive communities

We work to improve and create positive experiences in our communities, while responsibly managing the negative impacts of our growth.

Inclusive communities

We aim to understand and help address the challenges faced by disadvantaged members of our communities. We also seek to create equal opportunities for students to unlock their full potential.

STEM education

We help grow the STEM/technical talent pool that society needs to solve some of its key challenges.

ESG innovation

We use our knowledge and expertise to support research, startups and scaleups, and collaborate with platforms and partners on projects with great societal benefits. This helps create a diverse innovation ecosystem that is able to solve ESG challenges facing society.

Read more in Sustainability statements – Social – Innovation ecosystem

Employee Giving program

We also support our employees in their efforts to give back to their community in their areas of interest. Through our Employee Giving program, we match employee donations up to €10,000 per employee per year, and support their volunteering initiatives.

Our Valued Partnership approach applies worldwide, to all our employees and partners across the value chain and is closely linked to our Code of Conduct, our Human Rights Policy.

Read more in our Code of Conduct and Human Rights Policy at asml.com

Targets and performance

Amount invested in communities, including employee giving (€/employee)


€0
€500
€1,000
€1,500
€2,000
€2,500
2024
€1,084
2025
€1,750
Not achieved
2025 target: €2,500 €/employee

Based on an external benchmarking exercise, focusing on the concept of giving in numbers, we established the CPP target of €2,500 per employee by 2025, allocated as follows:

- Contribute €2,000 per employee to CPP projects by 2025. This enables us to scale our ambitions while reinforcing our commitment to being a valued partner.
- Allocate €500 per employee to our Employee giving program, with the aim of supporting causes that matter most to our employees.

These targets mobilize our CPP ambitions. Over the last two years, we have grown our CPP portfolio of projects, realizing major contributions to sustainable mobility, affordable housing, education, sports, arts and music, access to employment and cultural integration in communities surrounding our sites globally – reflecting our commitment to creating lasting positive impact where we operate.


€246
€242
€1,750
Total amount invested in communities, including employee giving in 2025 (€/employee)
€379
€665
€218

Amount invested (€/employee)	2024	2025
To creating attractive communities	€257	€242
To creating inclusive communities	€189	€379
To promoting STEM education	€177	€218
To realize ESG innovation[1]	€299	€665
To Employee giving program	€162	€246

1. Investment in ESG Innovation represents our contributions to projects that aim to solve ESG challenges facing society.

Read more in Sustainability statements – Social – Innovation ecosystem

In 2025, we provided approximately €75.8 million (2024: €45.2 million) in cash and in-kind CPP investments, including employee giving, which equates to €1,750 per employee. This comprises:

- Investment in CPP projects of €1,504 (2024: €922) per employee against our target of €2,000 per employee by 2025. With the absolute investment for the year around €65.1 million (2024: €38.5 million).
- Investment in our Employee Giving program of €246 (2024: €162) per employee against our target of €500 per employee by 2025.

While our progress in CPP investments and Employee Giving program has been significant, it remains below our target of €2,500 per employee by 2025.

Building internal capabilities and establishing a robust, impactful portfolio requires time and strong partnerships, therefore our target will remain the same, but we now aim to reach it by 2030: €2,000 per employee in CPP projects and €500 per employee to the Employee Giving program, forming an overall target of €2,500 per employee. This underscores our sustained commitment to supporting and strengthening communities worldwide while empowering our employees to give back.

Our Society & Community Engagement (S&CE) team is dedicated to the execution of our community investments and ensures we remain on track to reach our ambitions. Attractive communities We contribute to improvements and positive experiences in the community and mitigate the negative impacts of our growth through the following programs: Affordable housing: We aim to mitigate our impact on the local housing market by working with housing corporations, municipalities and real estate developers to support new construction of affordable housing for low-mid income residents. We explore ways to reduce pressure on the housing market without distorting it, such as providing financial instruments that aid new construction, better infrastructure and new company policies. Sustainable mobility: We aim to mitigate our negative effects on mobility and promote the use of sustainable mobility options by, for example, participating in public-private initiatives to create better ASML-specific and community-wide mobility infrastructure. We also enable and incentivize the use of sustainable commuting by encouraging shared mobility options and support biking- safety improvements. Cultural integration: We create connections with our neighbors and support the integration of international employees through local community projects and initiatives. We are improving local relationships by working with stakeholders close to our factories and offices to forge stronger bonds, and actioning employee-integration projects – including support networks and language courses to help international colleagues and their families settle into the local area and culture. By encouraging employees to take part in volunteering activities, we also highlight the value internationals bring to the local community. Attractive sports, arts and music: In building attractive communities, sports, arts and music are key – but our presence may have a disruption on existing local offerings. In response, we are funding landmark events, organizations and locations that are highly valued by the community, and providing funds to improve and expand the variety of local sports, arts and music offerings. We’re also offering upfront investment to improve and support organizations, so they can grow and thrive on their own. Green communities: We aim to preserve biodiversity, prevent deforestation and enhance landscapes. Our measures include, but are not limited to: financing investments to reduce and/or decarbonize energy use; developing biodiversity enhancement projects; and improving the quality of green spaces by contributing to – and helping to maintain – facilities in and around them. We monitor the effectiveness of our Attractive communities programs through structural community stakeholder feedback and by tracking a set of pre-defined performance indicators, such as the number of affordable homes supported. Inclusive communities We tackle the barriers that hold disadvantaged community members back through the following program strategies: Access to employment: We aim to increase quality employment by reducing the misalignment of skills and supporting job-seekers to access and navigate the labor market. We offer training, coaching and guidance to help them gain more relevant skills and find suitable jobs. Equal opportunities for education: We see education as ‘the great equalizer’, regardless of whether students are across the neurodiversity spectrum, have a different native language or come from disadvantaged backgrounds. We aim to help children reach their potential by enabling teachers and schools to meet students’ individual needs – for example by providing multilingual resources to support language-neutral testing, and offering specialized in-school support and coaching. Our employees offer help with schoolwork and other skills needed for successful learning, and support children, parents and carers with the guidance and perspective they need to make education choices with confidence. To bridge the gap between education and the labor market, we provide financial support for career progression and equal opportunities for students from disadvantaged backgrounds. We monitor the effectiveness of our inclusive communities programs through structural community stakeholder feedback and by tracking pre-defined performance indicators such as the number of schools supported. Access to sports, arts and music: We help make sports, arts and music more accessible by reducing financial, practical and accessibility barriers – helping clubs and organizations offer free entry and supporting them to address transport or logistical issues. We also provide ongoing means to sports and culture clubs, enabling them to offer wider options for people with health conditions or impairments. Access to basic needs: To build attractive and inclusive communities, everyone must be able to participate – and that starts with the essentials. We contribute to access to basic needs including food, shelter, clothes and vital healthcare – including by providing support and volunteers for local initiatives. Investing in STEM education We are helping to grow the STEM talent pool needed to solve some of society’s key challenges. Our program is designed to stimulate STEM education at every level: ASML Junior Academy and Experience Center visits (age 4-12); teaching packages and Night of the Nerds (age 12-18); and collaboration with vocational, bachelor and master’s programs (age 18-24). We further invest in STEM education by organizing events, guest lessons and visits to ASML premises in Veldhoven. Our aim is to spark children’s awareness, interest and joy in STEM-related themes and topics globally. We monitor the effectiveness of our STEM programs through structural stakeholder feedback and by tracking pre-defined performance indicators such as the number of children reached. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 250 General disclosures Environmental Social Governance How we are managing valued partner in our communities (continued) Levers for action

Process for engaging Our engagement channels are publicly available on our website, including local phone numbers for all our locations, email addresses and our external Speak Up Service. Governed by our Speak Up and Non-retaliation Policy, these channels encourage community residents, or anyone affected by ASML, to share their ideas and concerns without fear of discrimination, retaliation, intimidation or harassment. Read more in Strategic report – Our business – Engaged stakeholders – Society Insights from these channels shape our entire approach to being a valued partner in our communities. The Head of S&CE is our most senior role responsible for community engagement and driving impact assessment, policy development, target- setting and program development. We use external surveys and stakeholder feedback to assess the effectiveness of – and trust in – our overall engagement strategies. Those needing specific assistance can apply through our local outreach program. This gives us insights into groups that require particular consideration within our approach or specialized assistance through the foundations we partner with. We aim to support initiatives that promote inclusion and create equal opportunities through education, sports, arts and music, and local outreach. Process for remediation We strive to listen to every concern we receive, and take broader responsibility for addressing our negative impacts on affected communities. This applies to both our smaller sites, where we are less significant in relation to the size of the community, and larger sites where we have a much higher profile. Ultimately, we want to ensure our overall impact is positive – and that we continue to add value and minimize any potential negative effects. We aim to contribute to the community in a way that makes our employees proud. We aim to follow clear processes such that: • Issues raised from all sources are followed up and validated, preferably in person. • During formal ‘participation meetings’, all stakeholders investigate issues and participate in potential solutions. Decisions on solutions are made collaboratively between ASML, local government and our neighbors, and are formalized in minutes of the meetings and made public – in line with the new Dutch legislation, ‘Omgevingswet’. • Stakeholder meetings track progress and monitor pre-defined KPIs, which is recorded in the minutes. • Issues are also closed in meetings and recorded in the minutes. Read more in Sustainability statements – Governance – ESG integrated governance – Responsible business conduct and compliance Through our global Employee Giving program, we encourage our employees to become involved in their local communities by donating their time, skills and resources to charitable and non-profit organizations. In 2025, ASML contributed a total of €10.7 million in donations, volunteering hours and facilitation costs. Matching gifts Our matching-gifts program, now in its third full year, gives our employees a voice in ASML’s philanthropic contributions. For eligible employees globally, we match donations to non-profit organizations up to €10,000 per employee, per calendar year. For the month of December 2025, the limit was temporarily increased to €25,000 to support our employees’ seasonal giving activities. In 2025, we supported more than 2,600 (2024: 2,200) non-profit organizations with ASML contribution toward donations totaling €5.1 million (2024: €3.7 million). Volunteering Colleagues are also entitled to take eight hours of volunteering time off per year, contributing a total of 61,341 volunteering hours in their communities this year (2024: 41,368). The total cost of volunteering – part of employee giving – increased from €3.1 million in 2024 to €5.6 million in 2025 (including facilitation costs). Matching-gifts program Over 2,600 non-profit organizations supported €5.1 million total contributed to donations in 2025 Special campaigns In April 2025 – our Global Volunteer Month – we hosted over 100 volunteer events across our sites worldwide. Employees contributed more than 7,200 hours to charities and non- profits in our local communities – cleaning beaches, planting trees, building STEM kits for students, supporting older adults and volunteering at food banks. These many small acts amounted to a big impact for communities. We also ran two double matching campaigns in 2025 to amplify the impact of employee giving. For a limited-time, we contributed €2 for every €1 donated by an employee – tripling the total impact. The Summer of Giving campaign, aligned with Global Well-being Month, featured storytelling sessions from non-profit partners to deepen engagement. Giving Tuesday in December closed the year with a similar double-match incentive, encouraging reflection and generosity during the holiday season. Both campaigns were promoted through ASML’s Employee Giving platform, supported by internal communication and leadership engagement to maximize participation. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 251 General disclosures Environmental Social Governance How we are managing valued partner in our communities (continued) Employee Giving: Supporting causes close to the hearts of our employees Even small acts can make a big difference. That’s why thousands of ASML employees volunteer their time each year – making a positive contribution to their communities.

€0 €50 €100 €150 €200 €250 €300 2024 2025 2025 target: N/A Our objective We aim to enhance the overall quality of life in the communities in which we operate. We strive to help create vibrant, resilient communities where people want to live, work, and thrive. Our scope Our scope is local affected communities, surrounding our main locations. In contributing to attractive communities, we focus on: • Affordable housing • Sustainable mobility • Cultural integration • Attractive sports, arts and music • Green communities Targets and performance Amount invested into creating attractive communities (€/employee) €257 €242 Of our total CPP investment, we invested €10.5 million (2024: €10.7 million) in programs focused on creating attractive communities in 2025, representing €242 per employee. While no stand-alone target is set for attractive community initiatives, these investments are reflected in the performance against our overarching CPP target of €2,000 per employee by 2025. Although we did not reach our overall target by 2025, we remain committed to our attractive community ambitions. To support this effort, the current overarching target of €2,000 per employee will remain the same, but we now aim to reach it by 2030. Our actions and resources Our presence strongly contributes to creating an attractive community through contributing to local economies and job creation. Through our efforts to remain authentic and local, our accelerated growth has created pressure on the local infrastructure and offerings. We continue to invest back into our local communities to not only mitigate the negative impact of our growth but ever further contribute to improvements and positive experiences. Contributing to affordable housing for local residents Working with private and (semi-) public partners, we support the construction of rent-controlled, affordable housing in the Brainport Eindhoven region of the Netherlands for the benefit of local residents (non-ASML employees). Key projects include: • Springplank: 130 affordable homes, previously expected to be delivered in 2025, are now expected in 2026 due to revised construction timelines. • TAC: 249 affordable homes expected by 2026. • Zuidrand: 104 affordable homes expected by 2026. • Djept: 237 affordable homes (out of 305 in total) currently expected by 2027. • Sierlijke Dames: at least 194 affordable homes (out of 276) in total expected by 2029. • Humperdincklaan: at least 372 affordable homes (out of 400 in total) expected by 2030. Without ASML’s support, these projects would not move forward. We aim to support in a manner that avoids distorting the market, either by contributing a pre-agreed amount upon completion, or a de-risking construction by committing to cover potential losses at the end of the project, one challenge lies in identifying such projects. However, where agreed in certain cases, and where the gross profit margin on a project exceeds a certain threshold, (a portion of the) surplus profit will be donated to the Brainport Eindhoven Partners Foundation. We expect 483 affordable homes to be built and delivered to local residents with low-mid incomes in the region in 2026. In 2025, we committed to support the Beethoven Affordable Housing Fund, a €245 million private-public partnership over 10 years. We aim to contribute 25% (€61.3 million) alongside 25% from local municipalities and 50% from central government. The fund will support the development of 17,000 homes and 2,280 student homes, most of which will be affordable. The first homes are expected in 2028, marking significant progress toward our ambition of enabling 25,000 affordable homes in the Brainport Eindhoven region by 2040. Investing in sustainable mobility We pledged our support to co-finance key infrastructure upgrades in the Brainport Eindhoven region through two public-private partnerships focused on accessibility, safety and sustainable mobility. Investments include improvements in the central bus and railway station, as well as bus and bicycle lanes. The total investment of the partnerships is expected to reach €2.5 billion over 10-15 years, with contributions from the Dutch government, the province and local municipalities, and private-sector partners including ASML. This infrastructure partnership complements the Dutch government’s ‘Beethoven project’, supporting smarter, safer and more accessible mobility across the region. Encouraging social cohesion and cultural integration Our growth has a high impact on social cohesion in the Brainport Eindhoven community. We take responsibility for encouraging connections between cultures, bringing together local and international members of the community to help create social cohesion in the region. Such activities include: ASML x Brabant C We are investing around €2 million in the ASML x Brabant C cultural partnership to enhance and diversify the region’s cultural scene. The collaboration supports initiatives that everyone can enjoy, including the Storioni Festival, Stichting Wildpark, Crafts Film Festival, Next Nature Networks and Dutch Silent Film Festival. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 252 General disclosures Environmental Social Governance Valued partner in our communities: Attractive communities

Buddy system for internationals Working with local partner Cordaad Welzijn, we are helping create more connections between locals and internationals. In 2025, this initiative linked close to 200 international families, including nearly 60 ASML employees, with local ‘buddies’ who help them integrate and answer their day-to-day questions. Bringing people together through sports, arts and music We support a wide range of initiatives that bring people together in their love for sports, arts and music. These include, but are not limited to: • Hosting ASML Summer Games (ASML Zomerspelen): In 2025, over 1,700 (2024: 1,200) children and teenagers participated in the ASML Summer Games, organized with BrabantSport and local partners. The initiative offered free sports clinics, sports gear to local children, focusing on families with limited resources and children with care needs – and our partners helped connect families to ongoing support. • Sponsoring ASML Marathon Eindhoven, we cover the entry costs for all employees and 455 (2024: 500) local residents with limited resources. In 2025, over 36,800 runners took part (2024: 38,000), including over 3,800 (2024: 3,300) ASML employees. • Collaborating with PSV Eindhoven football club in providing match access via the ASML Community Lounge to thousands of underserved local residents. • Partnering with the Van Gogh Museum, Nuenen, to make entry free for all children under 18. • Collaborating with GLOW Light Art Festival in showcasing light art across the city. In 2025, GLOW drew around one million (2024: 750,000) visitors. • Partnering with Theater de Schalm, Veldhoven, to enable free youth performances for children up to age 12 and supporting year-round cultural programming to strengthen community ties. • Partnering with Effenaar music venue, Eindhoven. The annual Hit The City festival brings popular international artists to Eindhoven, featuring over 86 acts and attracting around 41,500 (2024: 31,500) people. • Partnering with Muziekgebouw Eindhoven in support of cultural programming and community access, including the annual ASML on Stage event where employees perform. Contributing to green communities We continued to contribute toward decarbonizing energy use and investing in nature. In 2025, one such initiative was De Wielewaal, where we partnered with Natuurmonumenten to help transform a 142-hectare former private estate in Eindhoven, with cultural and historical significance, into a public green space with a nature center for visitors. Other ongoing initiatives include: • Partnering with Trees for all to plant 455,000 trees in the Brainport Eindhoven region over three years (2024–2026). • Partnering with the Ambler Farm, Wilton (US), to support redevelopment and provide environmental education to around 15,000 local young people by 2027. • Partnering with Good Rice Circle (Taiwan) to support sustainable farming and environmental conservation through our Employee Giving program. Resources We dedicated 25 FTEs to our S&CE team to coordinating and tracking our CCP activities. This excludes hours spent by supporting teams such as investments, legal, accounting, tax and treasury required to execute on these activities. Financial resources committed to attractive community projects are tracked and reported under Targets and performance. Looking ahead In 2026, we will continue executing our existing initiatives and develop new attractive community projects, in particular we aim to support the expansion of the Rijksmuseum to Eindhoven as a founding partner. This new cultural landmark, is expected to be completed in six to eight years in collaboration with the Rijksmuseum and Municipality of Eindhoven. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 253 General disclosures Environmental Social Governance Valued partner in our communities: Attractive communities (continued)

€0 €75 €150 €225 €300 €375 €450 2024 2025 2025 target: N/A Our objective We aim to foster communities that offer equal opportunities for all. We strive to help remove barriers and create environments where everyone can participate fully. Our scope Our scope is local affected communities, surrounding our main locations. In contributing to inclusive communities, we focus on: • Employment • Equal opportunities for education • Sports, arts and music • Basic needs Targets and performance Amount invested into creating inclusive communities (€/employee) €189 €379 Of our total CPP investment, in 2025 we invested €16.4 million (2024: €7.9 million) in programs focused on creating inclusive communities, representing €379 per employee. While no stand-alone target is set for inclusive community initiatives, these investments are reflected in the performance against our overarching CPP target of €2,000 per employee by 2025. Although we did not reach our overall target by 2025, we remain committed to our inclusive community ambitions. To support this effort, the current overarching target of €2,000 per employee will remain the same, but we now aim to reach it by 2030. Our actions and resources Improving access to employment Our growth has resulted in a significant increase in both direct and indirect employment opportunities, and a substantial increase in higher-earning professionals in the Brainport Eindhoven region – which is widening the welfare gap. We are actively working on reducing this disparity by correcting the misalignment of skills required for employment and providing support to navigate and succeed in the labor market. Our activities include: • Brace program: We contribute to a three-year initiative (2024–2026) with the BuzinezzClub Foundation (BCF), a charity offering free multi-year career coaching that helps people succeed in the Dutch labor market. The initiative aims to support 3,500 vulnerable young people and migrants to make better career choices and develop the skills and network they need for success. We expect 60% (2,100) to secure a job, education or entrepreneurial opportunity. By the end of 2025, more than 850 individuals had been supported by the program. • Labor Participation Boost program: A nine- month initiative (2024-2025) in partnership with Taalkracht, a non-profit organization specializing in strengthening adults’ language skills. Language can be a major barrier to finding vacancies, applying for jobs and being considered eligible for many roles. By the end of the program, we reached our ambition to support 800 migrants to improve their Dutch language skills, and to guide 25% of them into work or further education. Promoting inclusive education Our inclusive education program builds confidence, enhances skills, and supports the integration of the increasing number of international, neurodiverse students and underserved children into the Brainport Eindhoven region schooling system. We co-develop and co-fund the following actives in 2025: • @home in languages project: Supporting teacher training and a multilingual education expertise center that aims to make multilingual books available to international students (0-12-year-olds) in over 100 schools, libraries and childcare facilities in the region. 106 locations (2024: 48) have been reached so far. • International teaching academy: Supporting international students (12-18-year-olds) and strengthening teacher skills by placing international coordinators in schools, providing training for teachers and encouraging collaboration across key educational institutes. • Inclusive education support program: Supporting teachers and parents of neurodiverse and multilingual children in the Brainport Eindhoven region. This includes training and workshops for over 750 (2024: 1,000) educators and international parents, recruitment of 72 (2024: 45) educational psychologists covering 31 languages (2024: 25), and guidance for international parents with questions about education and childcare. • Weekend and after-school programs: Supporting students (10-year-olds and over) from disadvantaged backgrounds, helping build confidence, skills and networks with Sunday and after-school sessions. Other ongoing activities in the US include: • Our partnership with the Boys & Girls Clubs of Silicon Valley, offering lower- income students access to sports, arts and wellness-focused camps – along with leadership, job readiness and financial literacy training. • Our partnership with Ocean Discovery Institute (ODI), a San Diego non-profit creating equitable opportunities for students from disadvantaged backgrounds – transforming their lives through science. Read more about these and other inclusive education initiatives at asml.com STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 254 General disclosures Environmental Social Governance Valued partner in our communities: Inclusive communities

Making sports, arts and music more accessible We aim to make sports, arts and music more accessible to everyone by reducing financial, practical and accessibility barriers. One such activity is ASML School Football Tournament (NL). In collaboration with the FC Eindhoven Foundation, we host a free school football tournament for all primary and secondary schools in Brainport Eindhoven region. In 2025, the program expanded to reach a total of 504 teams (2024: 335) with more than 4,032 participants (2024: 3,000) competing from across the region. Contributing to access to basic needs Having access to basic needs including food, shelter, clothes and vital healthcare is essential to enabling everyone to participate in society. We have several ongoing activities that support this, including: • Supporting several food banks in the US, including Second Harvest of Silicon Valley, San Diego Food Bank and the Food Bank of Lower Fairfield County. • Supporting the Senior Nutrition Program with a grant enabling them to deliver 611,000 meals to homebound, low-income seniors in San Diego County. • Supporting The Digital Humanitarian Association, which uses technology to assist elderly individuals in remote areas of Taiwan who are at risk of illness and disability. • Sponsoring access to the SeriousFun Children’s Network, which delivers life- changing, cost-free camp experiences to children from southern Connecticut and New York with serious medical conditions. We have funded 26 ‘camperships’ and 653 hospital outreach visits so far. Resources We dedicated 25 FTEs to our S&CE team to coordinating and tracking our CCP activities. This excludes hours spent by supporting teams such as investments, legal, accounting, tax and treasury required to execute on these activities. Financial resources committed to inclusive community projects are tracked and reported under Targets and performance. Looking ahead In 2026 and beyond, together with local partners and experts, we continue to execute, scale and develop projects to create inclusive communities, with focus on disadvantaged members and families in the community, neurodivergent children and international children. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 255 General disclosures Environmental Social Governance Valued partner in our communities: Inclusive communities (continued)

0 50 100 150 200 250 300 2024 2025 2025 target: N/A Our objective We aim to boost STEM education for children by supporting initiatives that build skills for their future and help expand the STEM talent pool needed by society. Our scope Our scope is our local communities, surrounding our main locations, namely in The Netherlands, the US and Taiwan. Targets and performance Amount invested for STEM education (€/employee) €177 €218 Of our total CPP investment, we invested €9.4 million (2024: €7.4 million) in STEM education in 2025, representing €218 per employee. While no stand-alone target is set for STEM education, these investments are reflected in the performance against our overarching CPP target of €2,000 per employee by 2025. Although we did not reach our overall target by 2025, we remain committed to investing in STEM education. To support this effort, the current overarching target of €2,000 per employee will remain the same, but we now aim to reach it by 2030. In 2025, we reached over 176,000 children within a 35 km radius of Veldhoven (the Netherlands), Wilton (US) and Taiwan, falling short of our ambition of 200,000. Our aim is to stimulate STEM education and create a new generation of talent that can drive future innovation – not only within ASML but in the local and regional communities we work in. Our actions and resources Inspiring children to choose STEM Considering the limited access to STEM talent, we believe early STEM awareness can spark a lifelong interest, inspiring people to consider STEM-related education options and careers later in life. We aim to make STEM education more engaging and accessible, showcasing attractive job prospects and role models. We also strengthen infrastructure and collaboration by investing in STEM projects, events, guest lessons at schools and visits to ASML premises in Veldhoven. In 2025, we have experienced significant growth in the number of children reached through STEM education – particularly evident with this year’s expansion of the ASML Junior Academy, which has now reached more than 146,000 (2024: 90,000) children globally. The Netherlands The Junior Academy brings engaging and structural STEM lessons to all primary school children (ages 4–12) six times per school year for at least three school years, fully funded by ASML in partnership with Mad Science. In 2025, we continued to support local STEM activities such as the High Tech Discovery Tour, Night of the Nerds, Tech Fundays and the Crafted Festival for pre-vocational, secondary and vocational education. We offer our STEMup program to students in their first and second year of secondary school in the Veldhoven region. Working with a STEM coach, schools can choose one of four classes designed to make STEM more engaging by connecting it to society. We continue to support the FIRST Lego League and FIRST Tech Challenge, enabling organizers to expand their competitions and build on these robotics challenges. US We have scaled-up our support for STEM programs at local Boys & Girls Clubs. The Boys & Girls Clubs of Silicon Valley’s SciTech program reached 6,154 (2024: 4,627) students across 40 (2024: 33) after-school locations by the end of 2025. In Bridgeport, Connecticut, we funded materials for the Madison Avenue Clubhouse’s STEM Lab and Makerspace benefiting local young people. In San Diego, we supported weekly STEM modules, staff training, STEM-related summer field trips and computer lab upgrades at nine clubhouses. We have invested $2.2 million over three years in the Junior Academy in partnership with Mad Science – providing free interactive technology education lessons to children (ages 4–12) in Wilton and surrounding communities. This initiative aims to reach over 13,000 children each year – and, at the end of 2025, had onboarded 50 schools (2024: 30 schools ) in Fairfield County, reaching 13,500 students (2024: 8,281 students). Employee engagement with the program has been strong, with 110 (2024: 114) employees trained by Mad Science and 28 (2024: 32) employees actively participating in teaching lessons. We also supported access programs and STEM programming at the Children’s Museum of Phoenix and San Diego Children’s Discovery Museum in 2025. Taiwan In 2025, we kicked off a project in collaboration with Taiwan’s National Science Natural Museum and Learning in Science, a Taiwan-based science education non-profit, to create an interactive STEM gallery and learning experience for students ages 4-12. In addition to content and curriculum development, this project will train teachers and provide Taiwanese educators with essential STEM teaching strategies and practical tools to ignite curiosity and inspire discovery. This project aims to reach more than 100,000 students in three years. Resources We dedicated 25 FTEs to our S&CE team to coordinating and tracking our CCP activities. This excludes hours spent by supporting teams needed to execute on these activities. Financial resources committed to STEM education projects are tracked and reported under Targets and performance. Looking ahead In 2026, we will continue to scale our STEM projects to spark curiosity and enable education in areas of STEM. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 256 General disclosures Environmental Social Governance Valued partner in our communities: Investing in STEM education

Our ambition We aim to act on our responsibilities and anchor them across our entire business through integrated governance, engaged stakeholders and transparent reporting. On the following pages, we set out our approach and progress to date. Transparent reporting We aim to be open and transparent, driving progress while building trust with our stakeholders through our commitment to integrated reporting. We believe that our ESG-related information is as important as our financial information. We aim for ‘best-in-class’ reporting, according to our stakeholders. We’ll do this by focusing on: • Internal reporting and communications • External reporting and communications Read more on our policies and additional disclosures at asml.com, such as our: • Tax report • Government & External Affairs report • Group Diversity and Inclusion Policy • Stakeholder Engagement Policy • Speak Up & Non-retaliation Policy STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 257 General disclosures Environmental Social Governance Governance at a glance Engaged stakeholders We depend on building strong, sustainable relationships with all of our stakeholders across the value chain. We aim to be viewed as a top performer on ESG sustainability by our stakeholders. Read more in Strategic report – Our business – Engaged stakeholders We’ll do this by engaging with the following stakeholder groups: • Customers • Employees • Suppliers • Shareholders • Society ESG integrated governance We aim to integrate sustainability in our day-to-day operations, to help us deliver on our ESG sustainability mission and responsibilities. We aim to make ESG part of all regular, day-to-day decision-making. Read more on page 258 > We’ll do this by focusing on: • Purpose, vision, mission and values • Strategy and business priorities • Organization, processes and governance • ESG risk management • Responsible business conduct and compliance (covered in this section)

STRATEGIC REPORT | CORPORATE GOVERNANCE | SUSTAINABILITY | FINANCIALS
ASML Annual Report 2025 258
General disclosures | Environmental | Social | Governance

ESG integrated governance

We aim to make ESG part of all regular, day-to-day decision-making

Key
- On track / achieved
- Off track / not achieved

Why it matters

...for the planet



Sustainability matters to stakeholders up and down our value chain. Together we are building a shared understanding of the importance of ESG-driven thinking. Integrity, honesty and transparency about the economic, environmental and social impact of our activities guide our entire ESG approach, influencing the decisions we make and the performance information we share.

To create long-term value for our stakeholders, we need to build strong relationships with them and support those that are more vulnerable. We must also ensure compliance with data privacy regulations and encourage greater political engagement on ESG topics.

...for ASML



We aim to act on our responsibilities and anchor ESG sustainability across our entire business. We believe robust integrated governance policies, and an ongoing commitment to responsible business conduct and risk management, are essential.

Ethics and compliance are the foundations of our sustainability strategy. We aim to create a fair, transparent and inclusive culture – where everyone feels empowered to speak up about the changes needed to make our sustainability transition a success.

Our approach keeps customers, suppliers and shareholders well informed, enabling them to make their own business decisions with confidence. Having their trust and collaboration is important in shaping our wider ESG strategy.

Our 2025 progress

Number of convictions for violation of anti-corruption and anti-bribery laws

0

2024: 0

2025 target: **N/A**

Employees completing the Code of Conduct training course

94%

2024: 97%

2025 target: **N/A**

Employees understanding the main principles of our Code of Conduct and how to follow them

96%

2024: –

2025 target: **N/A**

Number of severe human rights incidents

0

2024: 0

2025 target: **N/A**

Our sub-topics

Responsible business conduct and compliance

Our material impacts, risks and opportunities relating to ESG integrated governance Upstream Community Own operations Whole value chain Failure to comply with data privacy regulations or breaches of data privacy (Responsible business conduct and compliance) Failure to engage customers and suppliers on environmental and social topics (ESG risk management) STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 259 General disclosures Environmental Social Governance ESG integrated governance (continued) Potential impact on stakeholders and associated risk in case ASML workers fail to comply with ASML’s code of conduct, policies and values, as well as with regulations due to increasing complexity as we expand into more countries (Responsible business conduct and compliance) Impact on people and environment across the supply chain through the fair management of relationships with suppliers (Responsible business conduct and compliance) Failure to comply with laws and regulations for supply chain due diligence (Responsible business conduct and compliance) Key Actual positive impact Risk Potential positive impact Opportunity Actual negative impact Potential negative impact

Our approach Our ESG sustainability commitments are integral to our business strategy. Championing good integrated corporate governance helps build trust, respect and mutual benefit with our stakeholders – and we aim to do this by making ESG sustainability part of our daily decision-making. We strive to uphold the highest standards of integrity and continuously improve our governance by listening to feedback from all stakeholders. At the same time, we always seek to amplify the core values, purpose, vision and mission that make ASML the company it is today. This helps create a corporate culture that facilitates mutual respect, where people feel valued – with space for creative ideas and unique points of view. Our values of ‘challenge’, ‘collaborate’ and ‘care’ help our employees develop their talent in a safe, inclusive environment. Feeling respected and able to thrive, they are free to make smart decisions. By embedding ESG sustainability in our business, we aim to create lasting value for all stakeholders. Our integrated governance includes five sub- topics that we focus on to fully integrate ESG sustainability: • Purpose, vision, mission and values • Strategy and business priorities • Organization, processes and governance • ESG risk management • Responsible business conduct and compliance Read more in Strategic report – Our business – Our business strategy – Deliver on ESG sustainability and in Sustainability Statements – General disclosures – ESG sustainability governance Responsible business conduct and compliance We are committed to conducting business with fairness and integrity, respecting the law in all the countries we operate in. We promote and uphold ethical behavior, fostering a culture where speaking up is appreciated and encouraged. We also seek to continuously improve and professionalize our ethics and related compliance organization to the highest standards. We expect employees – as well as customers, suppliers, contractors and other business partners – to adhere to our Code of Conduct and its supporting policies. These include, but are not limited to, policies covering Speak Up and Non-retaliation, Anti- Bribery and Anti-Corruption, Human Rights, Privacy, Responsible AI, Anti-Fraud, Export Control & Sanctions, and Competition law compliance. For this material topic, we have identified material impacts, risks and opportunities related to: • Business ethics • Code of conduct • Fair management of relationships with suppliers • Grievance mechanism • Data privacy • Anti-bribery and anti-corruption Our ethics and compliance function operates enterprise-wide and is not limited to the ESG domain. Read more in our publicly available Code of Conduct and its supporting policies at asml.com Engaged stakeholders ASML’s ambition is to be seen as a top performer in ESG sustainability by its stakeholders. Stakeholder engagement plays an integral role in identifying our material topics. Target development for the ESG sustainability strategy is done in close collaboration between our ESG sustainability team and other parts of the organization. Inputs from relevant internal and external stakeholders are taken into consideration throughout this process. Our stakeholder engagement policy is part of our overall ESG sustainability policy and outlines how we connect with five key groups – customers, employees, shareholders, suppliers and society – through listening, raising awareness and aligning on shared goals. This engagement is essential for identifying material ESG topics and shaping our sustainability strategy. Read more about our policies and additional disclosures, including our Tax report, Disclosure Policy Bilateral Contacts with Shareholders, Stakeholder Engagement Policy and our public Competition Law Compliance Policy at asml.com STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 260 General disclosures Environmental Social Governance How we are managing ESG integrated governance

Levers for action We have ambitious sustainability targets. To meet them, we will need to fully integrate sustainability across all our operations. This means improving our existing governance strategies to further reflect ESG in our purpose, vision, mission and values, our strategy and business priorities, our organization, processes and governance, our risk management, and our approach to responsible business conduct and compliance. In order to achieve this integration we have identified the following levers: 1. Embedding ESG in our policies and principles We have developed various ESG policies setting out our commitments, principles and requirements that help integrate ESG into day-to-day decision-making. Our expectations toward employees and partners are further documented in additional policies, which provide guidance as to how we aim to conduct business in a responsible and compliant manner. Our policies are periodically reviewed and updated based on stakeholder engagement or other internal and external factors. To support their implementation, we make all policies available to stakeholders in a tailored way. We have a dedicated ethics, business integrity and compliance program that supports our employees and stakeholders. It provides guidance, advice, training and communication to understand and follow our Code of Conduct. We build awareness through various communication channels to promote integrity across the organization, helping create an open and honest culture that fosters compliance with the law and our policies. Our grievance mechanism is designed to help us conduct business in a responsible manner. Our Speak Up whistleblowing service is designed to be available for everyone who works for or with us worldwide. We encourage employees, external business partners, suppliers, contractors and others to express any concerns they may have regarding possible violations of our Code of Conduct, company policies, values or the law itself. We want everyone to feel safe to speak up without apprehension or fear of reprisal, and do not tolerate any form of retaliation against employees or third parties who raise concerns in good faith. This also applies to anyone participating in investigations into suspected violations, even if we could lose business as a result. Speak Up is hosted online in several different languages by an independent, external service company, and toll-free phone numbers are available in every country we operate in. We have a dedicated email address and a network of ethics liaisons to support people worldwide. Reporting can be done anonymously. We assess every Speak Up report and act swiftly to ensure all necessary actions are taken by the appropriate body. We may engage with the reporting party or counterparty to understand the situation better, sometimes digging deeper with more detailed analyses or investigations. When required, we implement remedial actions to prevent further incidents. We continuously improve our Speak Up Service, to ensure everyone feels safe and supported when reporting concerns. Read more in our Speak Up and Non-retaliation Policy at asml.com 2. Training programs We are committed to equipping our employees with the knowledge, expertise, skills, and competencies needed to uphold our responsible business conduct principles and comply with our Code of Conduct and related ethics programs. To support this, we offer a range of regularly updated training programs. All employees receive Code of Conduct training to ensure they understand how to apply it in their daily work. In addition, we provide quarterly follow-up modules covering key topics such as Speak Up, Anti- Bribery and Anti-Corruption, Anti-Fraud, Insider Trading, and ‘We respect people’. Our ethics program curriculum helps support management and employees in their everyday decision-making. It provides guidance on topics such as conflicts of interest, personal relationships at work, cultural differences, and the ethics around any paid or unpaid activities outside their jobs at ASML. We invite all new employees to complete the first module of the curriculum within their first three months at ASML. As well as generic modules, we have sections targeting audiences with specific exposure to areas that are key to our Code – such as anti-bribery and anti-corruption, gifts and entertainment, and respect for people. We assess these target audiences at least once a year. They include: the Board of Management, Customer Solutions and Support, Strategic Sourcing and Procurement, Risk and Business Assurance, Finance, Investor Relations, Legal and Compliance, Corporate Real Estate, Human Resources, Internal Audit and Society, and Community Engagement. Our curriculum for anti-fraud, anti-bribery and anti-corruption includes a mandatory e-learning course and yearly refreshers, supported by additional classroom training tailored to specific stakeholder groups or business activities. We proactively measure how well our values are embedded across ASML, and use our annual employee engagement survey to gain further insights. 3. Specific roles and responsibilities Our business ethics governance model is built around the following roles and responsibilities: • The Compliance, Ethics, Security and Risk Committee (CESR) is responsible for policymaking and supervises our legal and ethical compliance. It receives quarterly updates on our ethics program. • Our CESR Ethics subcommittee investigates significant notifications of potential breaches of our Code of Conduct worldwide. • Our Ethics and Business Integrity team oversees and implements our Ethics program. Team members screen all reports of possible breaches of our Code of Conduct and discuss significant reports with the CESR Ethics Committee. • Our Ethics organization includes employees who act as ethics liaisons in the countries where we operate. They serve as local, trusted representatives and are the first point of contact for employees with questions or concerns. Read more in Sustainability statements – General disclosures – ESG sustainability governance STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 261 General disclosures Environmental Social Governance How we are managing ESG integrated governance (continued)

Our objective We aim to uphold ethical business practices by embedding fairness, integrity, and compliance in our operations. We maintain zero tolerance for bribery and corruption. Our scope Responsible business conduct and compliance, as outlined in our Code of Conduct, applies globally - across all employees and business relationships throughout our operations and value chain, in every country where we operate. Targets and performance Currently, we have not set formal targets for responsible business conduct and compliance. Business ethics and our Code of Conduct We keep our Code of Conduct updated with the latest RBA standards. Training materials are available for all employees and we track participation closely. We are constantly enhancing our programs and strengthening our measures, as we aim to demonstrate our commitment to ethical business practices and the highest standards of fairness, integrity and compliance. By the end of 2025, 94% of employees (2024: 97%) had completed the Code of Conduct training course. Furthermore, we track and assess our employee’s perspective on business ethics through a, fully revised, annual ethics survey. In 2025, over 9600 colleagues shared their thoughts on ethics and speaking up within ASML. 96% of them report to understand the main principles of our Code of Conduct and how to follow them. Fair management of relationships with suppliers We build supplier relationships on clear expectations for ethical conduct, as outlined in our Code of Conduct. Our Supplier Payment Terms Policy sets a standard payment term of 60 days, with shorter terms for specific industries, helping prevent late payments. Supplier selection is informed by a range of factors, including capabilities that contribute to supplier risk profiles. While environmental and social criteria are not yet formal selection requirements, we do ask suppliers to self- assess each year on key capabilities, including a commitment to GHG neutrality by 2030. Our Supplier Handbook sets out our sustainability expectations, reflecting the growing importance of ESG legislation. It outlines how suppliers are expected to manage risks related to environmental impact and human rights, and encourages them to actively build their ESG capabilities. Supplier contracts that we enter into include a clause requiring adherence to the RBA Code of Conduct, and we provide education to suppliers to support understanding and implementation of this. Read more in Sustainability statements – Social – Responsible value chain – Responsible supply chain Grievance mechanism (Speak Up) During 2025, we received 756 reports (2024: 727), up by 29 on last year, covering a range of topics. Our workforce is growing and we are encouraging people to report any concerns, so this increase is a positive result signaling a healthy Speak Up culture. The number of reports per 100 employees is 1.7 (2024: 1.7). All reports were assessed, investigated and appropriately followed up, including all potential fraud related reports. None of the reports were determined to be financially material. Read more in our Speak Up and Non-retaliation Policy at asml.com Speak Up reports received in 2025 <Out of Ethics scope 24% < Inappropriate communication 14% <Fraud and operational integrity 9% <HR-related concerns 8% <Harassment 6% <Power and influence abuse 6% <Other 6% <Conflict of interests 5% <Discrimination and inclusion 5% <Asset protection 5% <Health, safety and physical violence 4% <Gifts and entertainment 4% <Bullying 4% Privacy We respect the privacy of individuals when processing their personal data, and protect and manage it in line with our Privacy Program. We aim to ensure compliance with all applicable laws and regulations. We use various approaches, processes and tools to manage privacy matters responsibly. Our global Privacy Policy is an essential building block in complying with legislation relating to the processing of personal data. We regularly review our privacy processes and our strategic objectives are captured in an annual plan that serves as our roadmap in further enhancing our Privacy Program. Furthermore, we have three separate Privacy Notices for our employees, business partners and visitors, and job applicants – each describing how we collect, use, retain and disclose personal data, and for which purposes. Anti-bribery and anti-corruption Our guiding principle is to operate with integrity at all times and never engage in bribery or corruption. There have been no convictions or fines against us or our employees in these areas in the reporting year. Through dedicated e-learning and classroom training sessions, we aim to help employees recognize and respond to potential fraud, bribery and corruption matters they may be confronted with during their work. These include guidance on gifts and entertainment and conflicts of interest, and are mandatory for selected employees. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 262 General disclosures Environmental Social Governance ESG integrated governance: Responsible business conduct and compliance 24% 14% 9% 8% 6% 6% 6% 5% 5% 5% 4% 4% 4% 756 Total

In 2025, 98% of these employees completed the training. We also provide training to selected business partners who may pose or face higher risks of fraud, bribery and corruption – reiterating our compliance framework, offering guidance and tools to recognize and resist fraud, bribery and corruption, and encouraging speaking up. Our actions and resources Promoting ethical behavior and improving training programs In 2025, we strengthened ownership of ethical leadership by shaping our processes, elevating team capabilities, and refreshing our Speak Up and human rights frameworks. We have extended our ethics training curriculum and now provide additional training for our network of ethics liaisons, as well as refreshers for all employees. We revamped online training for people managers to incorporate updated regulation, societal developments, and peer benchmarking – enhancing awareness and strengthening responsible leadership across the organization. Maturing our global Ethics and Business Integrity team In 2025, we further professionalized our global Ethics and Business Integrity team. Ethics liaisons at ASML are employees who, alongside their regular roles, act as trusted representatives – the first local point of contact for ethics-related questions and concerns everywhere we operate. Our network of ethics liaisons consists of approximately 70 employees. We introduced tailored sessions to help them understand the importance of enacting, upholding and embodying our updated Code of Conduct. We use an external company to conduct annual mandatory training for liaisons, to enable them to adhere to best practices. Our Legal & Compliance and Risk & Business Assurance teams continuously monitor regulatory developments and business activities. In 2025, we further enhanced our ESG legislation tracking to proactively identify and respond to upcoming changes in laws and regulations, ensuring timely alignment with business ethics and compliance standards. Speak Up and Non-retaliation Policy Our policy encourages open communication and aims to promptly address violations of our Code of Conduct. Speaking up is essential to maintaining our reputation and our operational integrity – and, while we understand the courage it takes to raise such concerns, it is important for a safe and ethical workplace. We urge everyone to report issues to the relevant parties or the Ethics and Business Integrity Office, promoting a culture of integrity and accountability and ensuring a better and safer environment for all. Third-party risk management (TPRM) As part of the TPRM program, we screen (potential) vendors, customers and other partners to identify and mitigate any risks associated with working with them. We continuously invest in our information and automation capabilities, and benchmark our TPRM governance against industry best practices. Strengthening privacy governance In June 2025, our Binding Corporate Rules (BCRs) were approved by the Dutch data protection authority. This approval allows us to transfer personal data from the EU to ASML group entities based in third countries. The ASML BCRs consist of those for Employee Data and for Business Partner Data. Our Privacy Office has strategic objectives captured in an annual plan that guides our privacy efforts. By formalizing our approach, we aim to enhance accountability and drive continuous improvement. In 2025, we updated our Privacy Notices, and implemented a new tool for managing incoming questions and requests. We strive to improve our privacy processes by reviewing them regularly and making use of technology and automation to optimize efficiency. This helps us reduce operational risks and respond more effectively to the evolving privacy landscape. We encourage greater privacy awareness by conducting comprehensive training programs for all our employees. Ethical conduct and anti-bribery and anti-corruption measures In 2025, our new Conflicts of Interest Policy was approved. After implementation, which is planned for 2026, the policy will guide employees – as well as job candidates and new hires – on what to do when a conflict of interest arises and requires them to disclose actual, potential or perceived conflicts of interest. This gives our stakeholders confidence in our integrity and helps us protect our reputation. Should employees need further guidance or wish to express concerns regarding anti- fraud, anti-bribery and anti-corruption, they can do so via their manager, Human Resources representative, ethics liaison or our Ethics Office. They are also free to use our Speak Up Service. When breaches of anti-bribery or anti- corruption standards are suspected, we conduct a timely and thorough investigation. Where relevant, we take corrective actions – including disciplinary measures and reviewing and enhancing our internal controls and policies. We may also decide to provide additional training and take other actions to further promote a culture of ethics and professional integrity. Read more in our Speak Up and Non-retaliation Policy at asml.com Resources We dedicated 13 FTEs to teams executing these activities. Looking ahead We strive to foster ethical leadership throughout all levels of the organization, supported by a culture of integrity where people feel empowered and responsible, and encouraged to speak up. In close collaboration with our colleagues, we plan to engage stakeholders through targeted initiatives designed to embed a culture of ethical leadership across the organization, such as enhanced guidance and practical toolkits, leadership support programs, and the sharing of best practices. We remain dedicated to continuously enhancing our privacy practices and staying aligned with changing regulatory requirements. Earning and maintaining stakeholder trust is essential, and safeguarding personal data will continue to be a core priority in everything we do. We will also continue to enhance our anti- bribery and anti-corruption framework by completing a targeted review and update of the Anti-Bribery and Anti-Corruption Policy and the Anti-Fraud Policy in 2026, as scheduled under the company’s review cycle, aligning them with evolving laws and insights. We will continue to monitor and innovate our controls in higher-risk areas and engage with our stakeholders to further promote a culture of integrity. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 263 General disclosures Environmental Social Governance ESG integrated governance: Business ethics and compliance (continued)

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ESG integrated governance: Metrics table and additional disclosures

Topic	Description	2024	2025
Governance	Number of convictions for violation of anti-corruption and anti-bribery laws	0	0
	Monetary value of fines for violation of anti-corruption and anti-bribery laws (€)	0	0
	Number of complaints filed through channels for own workforce	93	77
	Number of incidents of discrimination including harassment	60	37
	Monetary value of fines, penalties and compensation for damages as a result of complaints or incidents of discrimination including harassment (€)	0	0
	Number of severe human rights incidents	0	0
	Monetary value of fines, penalties and compensations for damages as a result of severe human rights incidents (€)	0	0

Methodology on metrics

G1-4 Incidents of corruption or bribery

Violation of anti-corruption and anti-bribery laws

This metric includes all convictions and fines for a violation of anti-corruption or anti-bribery laws and regulations imposed in the year by a relevant enforcement authority.

S1-17 Incidents, complaints and severe human rights impacts

Number of complaints filed through channels for own workforce

This metric covers all Speak Up reports received during the year, and any complaints filed with the National Contact Points for OECD Multinational Enterprises, that relate to social (sub)topics as defined by the ESRS standards within ASML's own workforce. These categories are a subset of the 'total Speak Up reports received' metric presented under Responsible Business Conduct and Compliance in the 'Our Targets and Performance' section.

Number of incidents of discrimination including harassment

We report complaints or incidents related to discrimination including harassment, as registered by:

- Our company through our Speak Up Service, or through other established procedures including management system audits or formal monitoring programs
- Competent authorities through a formal process

Severe human rights incidents

The severity of a human rights incident depends on the assessment of the gravity, how widespread it is and its irremediable character. As a result, it is not possible to give a single, all-encompassing definition. However, we do recognize any identified case of forced labor, human trafficking or child labor as a severe human rights incident.

Our definition of a human rights incident is aligned with the following pertinent international conventions:

- International Bill of Human Rights
- International Labour Organization Declaration on Fundamental Principles and Rights at Work
- United Nations Guiding Principles on Business and Human Rights
- Organization for Economic Co-operation and Development Guidelines for Multinational Enterprises

As a result, all severe human rights incidents reported are also cases of non-respect of these.

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Reference table

This reference table presents the requirements of the ESRS. It indicates where you can find the specific ESRS disclosure requirement, as well as where we have used incorporation by reference or applied for a phase-in provision. In addition, it includes our list of data points that derive from other EU legislation.

Related ESRS disclosure requirements	Reference	Explanation
ESRS 2 – General disclosures		
BP-1 – General basis for preparation of Sustainability statements	• Sustainability statements – General disclosures – Basis for preparation	
BP-2 – Disclosures in relation to specific circumstances	• Sustainability statements – General disclosures – Basis for preparation	
GOV-1 – The role of the administrative, management and supervisory bodies	• Sustainability statements – General disclosures – ESG sustainability governance • Corporate governance – Corporate governance – Supervisory Board • Corporate governance – Corporate governance – Board of Management • Corporate governance – Corporate governance – Other Board-related matters	Includes DR21d Board's gender diversity ratio and DR21e Percentage of independent board members
GOV-2 – Information provided to and sustainability matters addressed by the undertaking's administrative, management and supervisory bodies	• Sustainability statements – General disclosures – ESG sustainability governance • Sustainability statements – General disclosures – Impact, risk and opportunity management	
GOV-3 – Integration of sustainability-related performance in incentive schemes	• Sustainability statements – General disclosures – ESG sustainability governance • Corporate governance – Remuneration report – Board of Management remuneration	
GOV-4 – Statement on due diligence	• Sustainability statements – General disclosures – Environmental and human rights due diligence	Includes DR30 Statement on due diligence
GOV-5 – Risk management and internal controls over sustainability reporting	• Sustainability statements – General disclosures – ESG sustainability governance	
SBM-1 – Strategy, business model and value chain	• Strategic report – Our business • Sustainability statements – General disclosures – ESG sustainability at a glance • Sustainability statements – General disclosures – Value chain and ecosystem overview • Sustainability statements – Social – Attractive workplace for all • Sustainability statements – Social – Responsible value chain	DR40di Undertaking is active in fossil fuel (coal, oil and gas) sector, DR40dii Undertaking is active in chemicals production, DR40diii Undertaking is active in controversial weapons and DR40div Undertaking is active in cultivation and production of tobacco not applicable
SBM-2 – Interests and views of stakeholders	• Strategic report – Our business – Engaged stakeholders • Sustainability statements – General disclosures – Basis for preparation	
SBM-3 – Material impacts, risks and opportunities, and their interaction with strategy and business model	• Sustainability statements – General disclosures – Basis for preparation • Sustainability statements – General disclosures – Impact, risk and opportunity management	Phase-in provision applied for DR48e and AR18 (anticipated financial effects)
IRO-1 – Description of the process to identify and assess material impacts, risks and opportunities	• Sustainability statements – General disclosures – Impact, risk and opportunity management	
IRO-2 – Disclosure requirements in ESRS covered by the undertaking's sustainability statement	• Sustainability statements – General disclosures – Impact, risk and opportunity management	
MDR-P – Policies adopted to manage material sustainability matters	• Minimum disclosure requirements on policies are included in the 'how we are managing' sections of the topics	
MDR-A – Actions and resources in relation to material sustainability matters	• Minimum disclosure requirements on actions and resources are included in the 'our actions and resources' sections of the topics	
MDR-M – Metrics in relation to material sustainability matters	• Minimum disclosure requirements on metrics are included in the 'targets and performance' and 'metrics table' sections of the topics	
MDR-T – Tracking effectiveness of policies and actions through targets	• Minimum disclosure requirements on targets are included in the 'targets and performance' sections of the topics	
ESRS E1 Climate change		
GOV-3 – Integration of sustainability-related performance in incentive schemes	• Corporate governance – Remuneration report – Board of Management remuneration • Sustainability statements – Environmental – Energy efficiency and climate action – Targets and performance	
E1-1 – Transition plan for climate change mitigation	• Strategic report – Risk and security – Risk factors – Operations • Sustainability statements – Environmental – Energy efficiency and climate action – How we are managing energy efficiency and climate action: Climate Transition Plan

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Reference table (continued)

Related ESRS disclosure requirements	Reference	Explanation
SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model	• Sustainability statements – Environmental – Energy efficiency and climate action – Climate resilience analysis	
IRO-1 – Description of the processes to identify and assess material climate-related impacts, risks and opportunities	• Sustainability statements – General disclosures – Impact, risk and opportunity management • Sustainability statements – Environmental – Energy efficiency and climate action – Climate resilience analysis	
E1-2 – Policies related to climate change mitigation and adaptation	• Sustainability statements – Environmental – Energy efficiency and climate action – How we are managing energy efficiency and climate action: Climate Transition Plan • Strategic report – Risk and security – Risk factors – Operations	
E1-3 – Actions and resources in relation to climate change policies	• Sustainability statements – Environmental – Energy efficiency and climate action – Our actions and resources	
E1-4 – Targets related to climate change mitigation and adaptation	• Sustainability statements – Environmental – Energy efficiency and climate action – Climate resilience analysis • Sustainability statements – Environmental – Energy efficiency and climate action – Targets and performance	Includes DR34 GHG emissions reduction targets
E1-5 – Energy consumption and mix	• Sustainability statements – Environmental – Energy efficiency and climate action – Metrics table and Additional disclosures	Includes DR37, DR38, DR40, DR41, DR42, DR43 Energy consumption
E1-6 – Gross scope 1, 2, 3 and Total GHG emissions	• Sustainability statements – Environmental – Energy efficiency and climate action – Metrics table and Additional disclosures	Includes DR44 Gross scope 1, 2, 3 and Total GHG emissions and DR 53–55 GHG emissions intensity
E1-7 – GHG removals and GHG mitigation projects financed through carbon credits	• Sustainability statements – Environmental – Energy efficiency and climate action – How we are managing energy efficiency and climate action: Climate Transition Plan • Sustainability statements – Environmental – Energy efficiency and climate action – Metrics table and Additional disclosures	
E1-8 – Internal carbon pricing	• Sustainability statements – Environmental – Energy efficiency and climate action – How we are managing energy efficiency and climate action: Climate Transition Plan	
E1-9 – Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	Not included	Phase-in provision applied
ESRS E2 Pollution		**Not a material topic based on the outcome of our DMA**
ESRS E3 Water and marine resources		**Not a material topic based on the outcome of our DMA**
ESRS E4 Biodiversity and ecosystems		**Not a material topic based on the outcome of our DMA**
ESRS E5 Resource use and circular economy		
IRO-1 – Description of the processes to identify and assess material resource use and circular economy-related impacts, risks and opportunities	• Sustainability statements – General disclosures – Impact, risk and opportunity management	
E5-1 – Policies related to resource use and circular economy	• Sustainability statements – Environmental – Circular economy – How we are managing circular economy	
E5-2 – Actions and resources related to resource use and circular economy	• Sustainability statements – Environmental – Circular economy – Our actions and resources	
E5-3 – Targets related to resource use and circular economy	• Sustainability statements – Environmental – Circular economy – Targets and performance	
E5-4 – Resource inflows	• Sustainability statements – Environmental – Circular economy – Metrics table and Additional disclosures	
E5-5 – Resource outflows	• Sustainability statements – Environmental – Circular economy – Metrics table and Additional disclosures	Includes DR37d Non-recycled waste and DR39 Hazardous waste and radioactive waste
E5-6 – Anticipated financial effects from resource use and circular economy-related impacts, risks and opportunities	Not included	Phase-in provision applied
ESRS S1 Own workforce		
SBM-2 – Interests and views of stakeholders	• Sustainability statements – General disclosures – Impact, risk and opportunity management	
SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model	• Sustainability statements – General disclosures – Impact, risk and opportunity management	Includes DR14f Risk of incidents of forced labor and DR14g Risk of incidents of child labor

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Reference table (continued)

Related ESRS disclosure requirements	Reference	Explanation
S1-1 – Policies related to own workforce	• Sustainability statements – General disclosures – Environmental and human rights due diligence • Sustainability statements – General disclosures – ESG sustainability governance • Sustainability statements – Social – Attractive Workplace for all – How we are managing attractive workplace for all • Strategic report – Our business – Create an exceptional workplace	Includes DR20 Human rights policy commitments; DR21 Due diligence policies on issues addressed by the fundamental International Labor Organization (ILO) Conventions 1 to 8; DR22 Processes and measures for preventing trafficking in human beings and DR23 Workplace accident prevention policy or management system
S1-2 – Processes for engaging with own workforce and workers' representatives about impacts	• Sustainability statements – Social – Attractive Workplace for all – How we are managing attractive workplace for all • Strategic report – Our business – Engaged stakeholders – Employees	
S1-3 – Processes to remediate negative impacts and channels for own workers to workforce to raise concerns	• Sustainability statements – Social – Attractive Workplace for all – How we are managing attractive workplace for all	Includes DR32c Grievance/complaints handling mechanisms
S1-4 – Taking action on material impacts on own workforce, and approaches to managing material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	• Sustainability statements – Social – Attractive Workplace for all – How we are managing attractive workplace for all • Sustainability statements – Social – Attractive workplace for all – Our actions and resources	
S1-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	• Sustainability statements – Social – Attractive workplace for all – Targets and performance	
S1-6 – Characteristics of the undertaking's employees	• Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures	
S1-7 – Characteristics of non-employees in the undertaking's own workforce	Not included	'Quick fix' over phase-in provisions applied
S1-8 – Collective bargaining coverage and social dialogue	• Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures	
S1-9 – Diversity metrics	• Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures	
S1-10 – Adequate wages	• Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures	
S1-11 – Social protection	Not included	'Quick fix' over phase-in provisions applied
S1-12 – Persons with disabilities	Not included	'Quick fix' over phase-in provisions applied
S1-13 – Training and skills development metrics	• Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures	
S1-14 – Health and safety metrics	• Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures	Includes DR88b DR88c Number of fatalities and number and rate of work-related accidents –'Quick fix' over phase-in provisions applied for non-employees; DR88d Number of cases of recordable work-related ill health; DR88e Number of days lost to injuries, accidents, fatalities or illness.
S1-15 – Work-life balance metrics	Not included	'Quick fix' over phase-in provisions applied
S1-16 – Remuneration metrics (pay gap and total remuneration)	• Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures	Includes DR97a Unadjusted gender pay gap and DR97b CEO pay ratio
S1-17 – Incidents, complaints and severe human rights impacts	• Sustainability statements – Governance – ESG integrated governance – Metrics table and Additional disclosures	Includes DR103a Incidents of discrimination and DR104a Non-respect of UNGPs and OECD Guidelines
ESRS S2 Workers in the value chain		
SBM-2 – Interests and views of stakeholders	• Sustainability statements – General disclosures – Impact, risk and opportunity management	
SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model	• Sustainability statements – General disclosures – Environmental and human rights due diligence • Sustainability statements – General disclosures – Impact, risk and opportunity management • Sustainability statements – General disclosures – Value chain and ecosystem overview	Includes DR11b Significant risk of child labor or forced labor in the value chain
S2-1 – Policies related to value chain workers	• Strategic report – Our business – Engaged stakeholders – Suppliers • Sustainability statements – General disclosures – Environmental and human rights due diligence • Sustainability statements – Social – Responsible value chain – How we are managing responsible value chain	Includes DR17 Human rights policy commitments; DR18 Policies related to value chain workers; DR19 Non-respect of UNGPs and OECD Guidelines and Due diligence policies on issues addressed by the fundamental ILO conventions 1 to 8
S2-2 – Processes for engaging with value chain workers about impacts	• Strategic report – Our business – Engaged stakeholders – Suppliers • Sustainability statements – General disclosures – Environmental and human rights due diligence • Sustainability statements – Social – Responsible value chain – How we are managing responsible value chain

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Reference table (continued)

Related ESRS disclosure requirements	Reference	Explanation
S2-3 – Processes to remediate negative impacts and channels for value chain workers to raise concerns	• Sustainability statements – Social – Responsible value chain – How we are managing responsible value chain • Sustainability statements – Governance – ESG integrated governance	
S2-4 – Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions	• Sustainability statements – Social – Responsible value chain – Our actions and resources	Includes DR36 Human rights issues and incidents connected to its upstream and downstream value chain
S2-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	• Sustainability statements – Social – Responsible value chain – Targets and performance	While we haven't set measurable targets for this topic, our approach to tracking progress is outlined in the referenced chapter.
ESRS S3 Affected communities		
SBM-2 – Interests and views of stakeholders	• Sustainability statements – General disclosures – Impact, risk and opportunity management	
SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model	• Sustainability statements – General disclosures – Impact, risk and opportunity management	
S3-1 – Policies related to affected communities	• Sustainability statements – Social – Valued partner in our communities – How we are managing valued partner in our communities	Includes DR16 Human rights policy commitments; DR17 Non-respect of UNGPs, ILO principles or OECD Guidelines
S3-2 – Processes for engaging with affected communities about impacts	• Strategic report – Our business – Engaged stakeholders – Society • Sustainability statements – Social – Valued partner in our communities – How we are managing valued partner in our communities	
S3-3 – Processes to remediate negative impacts and channels for affected communities to raise concerns	• Sustainability statements – Social – Valued partner in our communities – How we are managing valued partner in our communities	
S3-4 – Taking action on material impacts on affected communities, and approaches to managing material risks and pursuing material opportunities related to affected communities, and effectiveness of those actions	• Sustainability statements – General disclosures – Environmental and human rights due diligence • Sustainability statements – General disclosures – ESG sustainability governance • Sustainability statements – Social – Valued partner in our communities – Our actions and resources	Includes DR36 Human rights issues and incidents
S3-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	• Sustainability statements – Social – Valued partner in our communities – Targets and performance	
ESRS S4 Consumers and end-users		**Not a material topic based on the outcome of our DMA**
ESRS G1 Business conduct		
GOV-1 – The role of the administrative, supervisory and management bodies	• Sustainability statements – General disclosures – ESG sustainability governance • Corporate governance – Corporate governance – Supervisory Board • Corporate governance – Corporate governance – Board of Management • Sustainability statements – Governance – ESG integrated governance – How we are managing ESG integrated governance	
IRO-1 – Description of the processes to identify and assess material impacts, risks and opportunities	• Sustainability statements – General disclosures – Impact, risk and opportunity management	
G1-1 – Business conduct policies and corporate culture	• Sustainability statements – Governance – ESG integrated governance	Includes DR10b United Nations Convention against Corruption; DR10d Protection of whistle-blowers
G1-2 – Management of relationships with suppliers	• Sustainability statements – Governance – ESG integrated governance	
G1-3 – Prevention and detection of corruption and bribery	• Sustainability statements – Governance – ESG integrated governance	
G1-4 – Incidents of corruption or bribery	• Sustainability statements – Governance – ESG integrated governance	Includes DR24a Fines for violation of anti-corruption and anti-bribery laws; DR24b Standards of anti-corruption and anti-bribery
G1-5 – Political influence and lobbying activities		Not a material sub-topic based on the outcome of our DMA
G1-6 – Payment practices		Not a material sub-topic based on the outcome of our DMA

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 269 Financial statements Notes Appendices Definitions Financial statements Consolidated financial statements 270 Consolidated statement of profit or loss 271 Consolidated statement of comprehensive income 272 Consolidated statement of financial position 273 Consolidated statement of changes in equity 275 Consolidated statement of cash flows 276 Notes to the Consolidated financial statements

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Consolidated statement of profit or loss

Year ended December 31 (€, in millions, except per share data)	Notes	2023	2024	2025
Net system sales		21,938.6	21,768.7	**24,474.3**
Net service and field option sales		5,619.9	6,494.2	**8,193.0**
Total net sales	2, 3	27,558.5	28,262.9	**32,667.3**
Cost of system sales		(10,439.1)	(10,615.1)	**(11,710.6)**
Cost of service and field option sales		(3,345.0)	(3,364.0)	**(4,025.3)**
Total cost of sales		(13,784.1)	(13,979.1)	**(15,735.9)**
Gross profit		13,774.4	14,283.8	**16,931.4**
Research and development costs		(3,113.1)	(3,181.0)	**(3,619.6)**
Selling, general and administrative costs		(1,149.4)	(1,165.7)	**(1,257.8)**
Operating income		9,511.9	9,937.1	**12,054.0**
Finance income	16	193.9	182.4	**223.0**
Finance costs	16	(152.7)	(162.6)	**(118.3)**
Income before income taxes		9,553.1	9,956.9	**12,158.7**
Income tax expense	21	(1,629.2)	(1,817.7)	**(2,162.4)**
Income after income taxes		7,923.9	8,139.2	**9,996.3**
Profit from investments in associates	10	191.3	209.8	**216.7**
Net income		8,115.2	8,349.0	**10,213.0**
Basic net income per ordinary share	23	20.61	21.23	**26.29**
Diluted net income per ordinary share	23	20.59	21.21	**26.26**
Number of ordinary shares used in computing per share amounts				
Basic	23	393.8	393.3	**388.5**
Diluted	23	394.1	393.6	**388.9**

Year ended December 31 (€, in millions) Notes 2023 2024 2025 Net income 8,115.2 8,349.0 10,213.0 Other comprehensive income: Proportionate share of other comprehensive income from associates 0.2 (12.1) 14.1 Foreign currency translation, net of taxes: Gain (loss) on foreign currency translation 22 (67.6) 93.0 (262.8) Financial instruments, net of taxes: Gain (loss) on equity investments 9 — — 416.0 Gain (loss) on derivative financial instruments (15.8) 38.2 (88.4) Transfers to net income from derivative financial instruments 25 0.6 (8.9) 13.8 Other comprehensive income, net of taxes1 (82.6) 110.2 92.7 Total comprehensive income, net of taxes 8,032.6 8,459.2 10,305.7 Attributable to equity holders 8,032.6 8,459.2 10,305.7 1. All items in other comprehensive income as of December 31, 2025, including our accumulated proportionate share of other comprehensive income from associates of €35.0 million gain (2024: €20.9 million gain; 2023 €33.0 million gain), the hedging reserve balance of €52.9 million loss (2024: €21.7 million gain; 2023: €7.6 million loss) and the currency translation adjustment balance of €11.2 million loss (2024: €242.8 million gain; 2023: €151.3 million gain), for which movements caused by the gain (loss) on foreign currency translation, less the currency translation effect on the development expenditures that is reclassified to the reserve for capitalized development expenditures, will be reclassified subsequently to profit or loss when specific conditions are met. Accumulated gain (loss) on equity investments of €416.0 million (2024: nil; 2023: nil) will not be reclassified subsequently to profit and loss. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 271 Consolidated financial statements Company financial statements Other information Appendices Definitions Consolidated statement of comprehensive income

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Consolidated statement of financial position

As of December 31 (€, in millions)	Notes	2024	2025
Assets			
Finance receivables, net	6	317.2	**13.3**
Deferred tax assets	21	2,168.6	**1,811.6**
Loans receivable	26	1,456.7	**1,653.8**
Other assets	8	790.8	**1,057.1**
Derivative financial instruments	25	—	**—**
Equity investments	9	—	**1,736.7**
Investments in associates	10	903.0	**822.6**
Goodwill	11	4,610.1	**4,610.1**
Intangible assets, net	12	4,728.9	**5,396.3**
Property, plant and equipment, net	13	6,846.8	**7,893.8**
Right-of-use assets	14	387.2	**341.0**
Total non-current assets		22,209.3	**25,336.3**
Cash and cash equivalents	4	12,735.9	**12,916.0**
Short-term investments	4	5.4	**405.9**
Accounts receivable, net	5	4,477.5	**3,023.0**
Finance receivables, net	6	82.6	**613.5**
Current tax assets	21	283.6	**88.9**
Contract assets	2	320.6	**440.6**
Inventories, net	7	10,891.5	**11,429.3**
Loans receivable	26	—	**266.1**
Other assets	8	1,463.6	**1,023.6**
Derivative financial instruments	25	96.5	**33.6**
Total current assets		30,357.2	**30,240.5**
Total assets		52,566.5	**55,576.8**

As of December 31 (€, in millions)	Notes	2024	2025
Equity and liabilities			
Shareholders' equity	22	22,021.9	**24,185.0**
Long-term debt	16	3,677.3	**2,709.0**
Deferred and other income tax liabilities	21	732.9	**444.9**
Contract liabilities	2	5,625.4	**3,366.3**
Accrued and other liabilities	15	430.2	**412.3**
Derivative financial instruments	25	29.3	**19.9**
Total non-current liabilities		10,495.1	**6,952.4**
Accounts payable		3,498.5	**3,521.8**
Accrued and other liabilities	15	2,602.3	**2,494.2**
Derivative financial instruments	25	84.3	**73.1**
Current tax liabilities	21	283.3	**662.1**
Short-term borrowings and current portion of long-term debt	16	1,010.3	**1,681.9**
Contract liabilities	2	12,570.8	**16,006.3**
Total current liabilities		20,049.5	**24,439.4**
Total equity and liabilities		52,566.5	**55,576.8**

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Consolidated financial statements | Company financial statements | Other information | Appendices | Definitions

Consolidated statement of changes in equity

(Before appropriation of net income)

		Issued and outstanding shares							
(€, in millions)	Notes	Number	Share capital	Share premium	Treasury shares at cost	Retained earnings	Other reserves[1]	Net income	Total
Balance at January 1, 2023		394.6	36.3	4,431.6	(4,641.3)	2,301.9	2,761.7	6,395.8	11,286.0
Prior year net income		—	—	—	—	6,395.8	—	(6,395.8)	—
Components of comprehensive income:									
Net income		—	—	—	—	—	—	8,115.2	8,115.2
Proportionate share of other comprehensive income from associates		—	—	—	—	—	0.2	—	0.2
Gain (loss) on equity investments		—	—	—	—	—	—	—	—
Gain (loss) on foreign currency translation		—	—	—	—	—	(67.6)	—	(67.6)
Gain (loss) on financial instruments		—	—	—	—	—	(15.2)	—	(15.2)
Total comprehensive income		—	—	—	—	—	(82.6)	8,115.2	8,032.6
Purchase of treasury shares	22	(1.6)	—	—	(1,000.0)	—	—	—	(1,000.0)
Cancellation of treasury shares	22	—	(0.3)	—	2,105.1	(2,104.8)	—	—	—
Share-based payments[2]	20	—	—	139.8	—	—	—	—	139.8
Issuance of shares	20	0.5	—	(77.5)	230.0	(53.1)	—	—	99.4
Dividend paid	22	—	—	—	—	(2,348.3)	—	—	(2,348.3)
Development expenditures	22	—	—	—	—	(689.1)	689.1	—	—
Balance at December 31, 2023		393.5	36.0	4,493.9	(3,306.2)	3,502.8	3,367.8	8,115.2	16,209.5
Prior year net income		—	—	—	—	8,115.2	—	(8,115.2)	—
Components of comprehensive income:									
Net income		—	—	—	—	—	—	8,349.0	8,349.0
Proportionate share of other comprehensive income from associates		—	—	—	—	—	(12.1)	—	(12.1)
Gain (loss) on equity investments	9	—	—	—	—	—	—	—	—
Gain (loss) on foreign currency translation		—	—	—	—	—	93.0	—	93.0
Gain (loss) on financial instruments		—	—	—	—	—	29.3	—	29.3
Total comprehensive income		—	—	—	—	—	110.2	8,349.0	8,459.2

STRATEGIC REPORT | CORPORATE GOVERNANCE | SUSTAINABILITY | FINANCIALS | ASML Annual Report 2025 274
Consolidated financial statements | Company financial statements | Other information | Appendices | Definitions

Consolidated statement of changes in equity (continued)

		Issued and outstanding shares							
(€, in millions)	Notes	Number	Share capital	Share premium	Treasury shares at cost	Retained earnings	Other reserves[1]	Net income	Total
Purchase of treasury shares	22	(0.6)	(0.1)	—	(499.9)	—	—	—	(500.0)
Cancellation of treasury shares	22	—	(0.5)	—	3,050.4	(3,049.9)	—	—	—
Share-based payments[2]	20	—	—	182.1	—	—	—	—	182.1
Issuance of shares	20	0.4	—	(121.7)	279.7	(34.0)	—	—	124.0
Dividend paid	22	—	—	—	—	(2,452.9)	—	—	(2,452.9)
Development expenditures	22	—	—	—	—	(914.6)	914.6	—	—
Balance at December 31, 2024		393.3	35.4	4,554.3	(476.0)	5,166.6	4,392.6	8,349.0	22,021.9
Prior year net income		—	—	—	—	8,349.0	—	(8,349.0)	—
Components of comprehensive income:									
Net income		**—**	**—**	**—**	**—**	**—**	**—**	**10,213.0**	**10,213.0**
Proportionate share of other comprehensive income from associates		**—**	**—**	**—**	**—**	**—**	**14.1**	**—**	**14.1**
Gain (loss) on equity investments	9	**—**	**—**	**—**	**—**	**—**	**416.0**	**—**	**416.0**
Gain (loss) on foreign currency translation		**—**	**—**	**—**	**—**	**—**	**(262.8)**	**—**	**(262.8)**
Gain (loss) on financial instruments		**—**	**—**	**—**	**—**	**—**	**(74.6)**	**—**	**(74.6)**
Total comprehensive income		**—**	**—**	**—**	**—**	**—**	**92.7**	**10,213.0**	**10,305.7**
Purchase of treasury shares	22	**(8.3)**	**—**	**—**	**(5,950.0)**	**—**	**—**	**—**	**(5,950.0)**
Cancellation of treasury shares	22	**—**	**(0.5)**	**—**	**3,778.3**	**(3,777.8)**	**—**	**—**	**—**
Share-based payments[2]	20	**—**	**—**	**215.4**	**—**	**—**	**—**	**—**	**215.4**
Issuance of shares	20	**0.4**	**—**	**(144.2)**	**394.8**	**(108.3)**	**—**	**—**	**142.3**
Dividend paid	22	**—**	**—**	**—**	**—**	**(2,550.3)**	**—**	**—**	**(2,550.3)**
Development expenditures	22	**—**	**—**	**—**	**—**	**(757.4)**	**757.4**	**—**	**—**
Balance at December 31, 2025		**385.4**	**34.9**	**4,625.5**	**(2,252.9)**	**6,321.8**	**5,242.7**	**10,213.0**	**24,185.0**

1. Other reserves consist of our proportionate share of other comprehensive income from associates, the hedging reserve, the currency translation reserve, our gain (loss) on equity investments and the reserve for capitalized development expenditures. See Note 22 Shareholders' equity.
2. Share-based payments include income taxes recognized directly in shareholders' equity of €13.1 million gain (2024: €9.5 million gain, 2023: €2.5 million gain).

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 275
Consolidated financial statements Company financial statements Other information Appendices Definitions

Consolidated statement of cash flows

Year ended December 31 (€, in millions)	Notes	2023	2024	2025
Cash flows from operating activities				
Net income		8,115.2	8,349.0	**10,213.0**
Adjustments to reconcile net income to net cash flows from operating activities:				
Depreciation and amortization[1]	12, 13, 14	1,047.5	1,200.1	**1,432.8**
Impairment and loss on disposal	12, 13	37.5	35.8	**49.7**
Share-based compensation expense	20, 28	139.8	182.1	**215.4**
Inventory reserves	7	485.3	554.7	**469.4**
Deferred tax expense (benefit)	21	233.2	(38.1)	**302.1**
Investments in associates[2]	10, 26	4.2	4.4	**94.6**
Changes in assets and liabilities:				
Accounts receivable, net	5	959.9	(139.9)	**1,415.5**
Finance receivables, net	6	(88.6)	1,038.7	**(227.2)**
Inventories	7	(1,646.9)	(1,860.9)	**(832.5)**
Other assets	8	(532.6)	(1,246.9)	**(562.1)**
Accrued and other liabilities	15	539.0	634.0	**(230.5)**
Accounts payable		(261.1)	1,126.7	**15.2**
Current tax assets and liabilities	21	(931.6)	658.2	**348.7**
Contract assets and liabilities	2	(1,564.6)	1,871.8	**1,122.4**
Net cash provided by operating activities		6,536.2	12,369.7	**13,826.5**
Cash flows from investing activities				
Purchase of property, plant and equipment[3]	13	(2,155.6)	(2,067.2)	**(1,573.6)**
Purchase of intangible assets	12	(985.9)	(1,138.4)	**(1,136.8)**
Purchase of short-term investments	4	(23.6)	(305.2)	**(406.2)**
Maturity of short-term investments	4	125.6	305.2	**5.3**
Purchase of equity investments	9	—	—	**(1,302.2)**
Loans issued and other investments[4]	26	(561.5)	(526.2)	**(703.7)**
Repayment on loans[5]	5, 26	—	—	**260.2**
Acquisition of subsidiaries (net of cash acquired)		(33.6)	—	**—**
Net cash used in investing activities		(3,634.6)	(3,731.8)	**(4,857.0)**

Year ended December 31 (€, in millions)	Notes	2023	2024	2025
Cash flows from financing activities				
Dividend paid	22	(2,348.3)	(2,452.9)	**(2,550.3)**
Purchase of treasury shares	22	(1,000.0)	(500.0)	**(5,950.0)**
Net proceeds from issuance of shares	20	99.4	124.0	**142.3**
Net proceeds from issuance of borrowings	16	997.8	22.5	**754.1**
Repayment of debt and lease obligations	14, 16	(900.3)	(106.7)	**(1,155.4)**
Net cash used in financing activities		(3,151.4)	(2,913.1)	**(8,759.3)**
Net cash flows		(249.8)	5,724.8	**210.2**
Effect of changes in exchange rates on cash		(13.8)	6.4	**(30.1)**
Net increase (decrease) in cash and cash equivalents		(263.6)	5,731.2	**180.1**
Cash and cash equivalents at beginning of the year	4	7,268.3	7,004.7	**12,735.9**
Cash and cash equivalents at end of the year	4	7,004.7	12,735.9	**12,916.0**
Supplemental disclosures of cash flow information				
Change in unpaid portion of property, plant and equipment, excluded in investing activities, included in accounts payable		49.3	23.6	**22.3**
Interest received		190.8	169.5	**201.3**
Interest paid		(137.8)	(160.0)	**(114.5)**
Income taxes paid, net of refunds		(2,568.3)	(1,098.0)	**(1,621.4)**

1. Depreciation and amortization include depreciation of property, plant and equipment, amortization of intangible assets, depreciation of right-of-use assets, and other (amortization of underwriting commissions, amortization of discounts related to borrowings, credit facilities and accretion of loans issued at a discount).
2. Investments in associates relates to our 24.9% equity interest in Carl Zeiss SMT Holding GmbH & Co. KG and includes our share of the net result, dividends received and other equity movements, as well as the capitalization of our R&D funding to Carl Zeiss SMT Holding GmbH & Co. KG as disclosed in Note 26 Related parties. The dividend received is a cash inflow of €320.5 million (2024: €225.4 million, 2023: €218.0 million).
3. Purchase of property, plant and equipment includes a cash outflow of €0.0 million (2024: €0.0 million, 2023: €45.1 million) to related parties.
4. Loans issued and other investments includes a cash outflow of €703.7 million (2024: €528.4 million, 2023: €548.0 million) net of €121.8 million (2024: €81.6 million, 2023: €0.0 million) unamortized discount included in other assets, to related parties.
5. Repayment on loans includes a cash inflow of €256.9 million (2024:€0.0 million, 2023: €0.0 million) from related parties.

1. General information / summary of general accounting policies ASML is a leading supplier to the semiconductor industry. We provide chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with our partners, we drive the advancement of more affordable, more powerful and more energy-efficient microchips. We enable groundbreaking technology to solve some of humanity’s toughest challenges in healthcare, energy use and conservation, mobility and agriculture. Headquartered in Europe’s top tech hub, the Brainport Eindhoven region in the Netherlands, we are a global team of more than 44,000 employees (FTEs). Our principal operations are in EMEA, North America and Asia. The registered office of ASML Holding N.V. is located at De Run 6501, Veldhoven, the Netherlands. The statutory seat is in Veldhoven. The company is registered with the Dutch Commercial Register under number 17085815. Our shares are listed for trading in the form of registered shares on Euronext Amsterdam and Nasdaq. The principal trading market of our ordinary shares is Euronext Amsterdam. Our Financial Statements were authorized for issuance by the Board of Management on February 25, 2026 and will be filed at the Trade Register of the Chamber of Commerce in Eindhoven within eight days after adoption by the 2026 AGM. Basis of preparation The accompanying Consolidated financial statements are stated in millions of euros unless indicated otherwise. These Consolidated financial statements, prepared for statutory purposes, have been prepared in accordance with EU-IFRS and also comply with Article 362.8 and 362.9 of Book 2 of the Dutch Civil Code. For internal and external reporting purposes, we apply US GAAP. US GAAP is our primary accounting standard for setting financial and operational performance targets. The Consolidated financial statements have been prepared on historical cost convention unless stated otherwise. The principal accounting policies adopted are set out below. Use of estimates The preparation of our Consolidated financial statements in conformity with EU-IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the dates of the Consolidated statement of financial position, and the reported amounts of net sales and costs for the reported periods. The inputs into our estimates and assumptions consider economic implications including supply chain constraints, inflation and uncertainty in the macroeconomic environment. ASML will continue to monitor the impacts of economic implications and incorporate them into accounting estimates. We evaluate our estimates on a regular basis and we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates if the assumptions prove incorrect. To the extent there are material differences between actual results and these estimates, our future results could be materially and adversely affected. We believe that the accounting policies described below require us to make judgments and estimates in the preparation of our Consolidated financial statements. Our most critical accounting estimates relate to capitalization of development expenditures (see Note 12 Intangible assets, net) and fair value measurement of equity investments (see Note 9 Equity investments and Note 25 Financial risk management). Principles of consolidation The Consolidated financial statements include the Financial statements of ASML Holding N.V. and all of its subsidiaries. Subsidiaries are all entities over which ASML controls the financial and operating activities, generally accompanying a shareholding of more than 50.0% of the outstanding voting rights. Subsidiaries are fully consolidated from the date on which control is obtained by ASML. All intercompany transactions, balances and unrealized results on transactions with subsidiaries are eliminated. Foreign currency translation The financial information for subsidiaries with a functional currency outside the Eurozone is measured using a mix of local currencies or the euro as the functional currency. The Financial statements of those foreign subsidiaries with a functional currency different than the euro are translated into euros in the preparation of ASML’s Consolidated financial statements. Assets and liabilities are translated into euros at the exchange rate on the respective balance sheet dates, and income and costs are translated into euros based on the average exchange rate for the corresponding period. The resulting translation adjustments are recorded directly in shareholders’ equity. New EU-IFRS accounting standards and interpretations adopted We have applied the following standards and amendments for the first time for the annual reporting period commencing 1 January 2025: • Lack of exchangeability – Amendments to IAS 21 The amendments did not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods. New EU-IFRS accounting standards and interpretations issued but not adopted The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Consolidated financial statements, and for which a material effect is expected, are disclosed below. We intend to adopt these new and amended standards and interpretations, if applicable, when they become effective. IFRS 18 Presentation and Disclosure in Financial Statements IFRS 18 replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. The standard requires disclosure of management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 276 Consolidated financial statements Company financial statements Other information Appendices Definitions Notes to the Consolidated financial statements

In addition, amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. We are currently assessing all impacts the amendments will have on the primary financial statements and notes to the Consolidated financial statements. 2. Revenue from contracts with customers Accounting policy We measure revenue based on the consideration specified in the contracts with our customers, adjusted for any significant financing components, and excluding any taxes collected on behalf of third parties. We recognize revenue when we satisfy a performance obligation by transferring control over a good or service to our customer. We bill our customers for, and recognize as revenue, charges for shipping and handling costs. Depending on the contract, we generally obtain a right to payment for our systems through a reservation of a production slot and/or upon delivery of our systems, with the remaining portion upon final acceptance of our systems. Right to payment for our service and field options occurs upon delivery or completion of the service unless described otherwise. The payment is typically due 15–45 days after the aforementioned events. Our contracts typically include cancellation penalties that provide economic protection from the risk of customer cancellation. The costs related to our sales are recognized as cost of sales. We generate revenue from the sale of integrated patterning solutions for the semiconductor industry, which mainly consist of systems, system-related options and upgrades, other holistic lithography solutions and customer services. The main portion of our net sales is derived from volume purchase agreements with our customers that have multiple performance obligations, which mainly include the sales of our systems, system-related options, installation, training, and extended and enhanced warranties. In our volume purchase agreements we offer customers discounts in the normal course of sales negotiations. As part of these volume purchase agreements, we may also offer free goods or services and credits that can be used toward future purchases. Occasionally, systems, with the related extended and enhanced warranties, installation and training services, are ordered individually. Our sales agreements do not include a right of return for any reason other than not meeting the agreed-upon specifications. We account for individual goods and services as separate and distinct performance obligations, including the free or discounted goods or services, if a product or service is separately identifiable from other items and if a customer can benefit from it on its own or with other resources that are readily available to the customer. Options to buy goods or services in addition to the purchase commitment are assessed to determine if they provide a material right to the customer that they would not have received if they had not entered into this contract. Each option to buy additional goods or services provided at a discount from the standalone selling price is considered a material right, for which the likelihood that the option will be exercised is evaluated based on the customer roadmap and their requirements. The consideration paid for our performance obligations is typically fixed. However, most of our volume purchase agreements with customers contain some component of variable consideration, typically dependent on the final volume of systems ordered by the customer or the system performance. Variable consideration is estimated at contract inception for each performance obligation based on communication with the customer to understand their requirements and roadmap. This is subsequently updated each quarter, using either the expected value method or the most likely amount method, whichever is determined to best predict the consideration to be collected from the customer. Variable consideration is only included in the transaction price if it is considered probable that a significant revenue reversal will not occur. In certain scenarios when entering into a volume purchase agreement, free goods or services are provided directly or through a voucher that can be used on future contracts. Consideration from the contract will be allocated to these performance obligations and revenue recognized when control transfers based on the nature of the goods or services provided. As a practical expedient, we do not record a significant financing component when we expect, at contract inception, that the period between the transfer of the products or services to the customer and customer payment for the products or services will be one year or less. In addition, most of our contracts require our customers to pay a down payment on systems to be shipped. We do not record a significant financing component for down payments, as the timing difference between when the consideration is paid and when the system is transferred to the customer arises from reasons other than financing. The total consideration of the contract is allocated between all distinct performance obligations in the contract based on their standalone selling prices. The standalone selling prices are determined based on other standalone sales that are directly observable, when possible. However, for the majority of our performance obligations these are not available. If no directly observable evidence is available, the standalone selling price is determined using the adjusted market assessment approach, which requires judgment and is based on multiple factors including, but not limited to, historical pricing practices and discounting trends for products and services. For options to buy goods or services that are considered a material right, the discount offered from the standalone selling price will be allocated from the consideration of the other goods and services in the contract if it is determined the customer will exercise the option to buy, adjusted for the likelihood that the customer will exercise the option. Revenue will be recognized in line with the nature of the related goods or services. If it is subsequently determined that the customer will not exercise the option to buy, or the option expires, revenue will be recognized. Occasionally we enter into bill-and-hold transactions, where we invoice a customer for a system that is ready for delivery but not shipped to the customer until a later date, based on the customer’s request. Transfer of control is determined to have occurred only when there is a substantive reason for the arrangement, the system is separately identified as belonging to the customer, the good has been accepted by the customer and is ready for delivery, and we do not have the ability to direct the use of the system. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 277 Consolidated financial statements Company financial statements Other information Appendices Definitions Notes to the Consolidated financial statements (continued)

We generate revenue from lessor agreements, which we classify as a finance lease when the lease meets any of the following criteria at lease commencement: • The lease transfers ownership of the underlying asset to the lessee by the end of the lease term; • The lease grants the lessee an option to purchase the underlying asset, that the lessee is reasonably certain to exercise; • The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for the purposes of classifying the lease; • The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset; or • The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. For finance leases where substantially all the risks and rewards incidental to ownership of an asset are transferred to the lessee, revenue is recognized at commencement of the lease. If material, the difference between the gross finance receivable and the present value of the minimum lease payments is initially recognized as unearned interest and presented as a deduction to the gross finance receivable. Interest income is recognized in the Consolidated statement of profit or loss over the term of the lease contract using the effective interest method. Leases that are not a finance lease are operating lease arrangements. If we have offered the customer an operating lease arrangement, the system is included in Property, plant and equipment upon commencement of the lease. If material, revenue from operating lease arrangements is recognized in the Consolidated statement of profit or loss on a straight-line basis over the term of the lease contract. New systems New systems sales include i-line, KrF, ArF dry, ArF immersion, NXE and EXE-related systems, along with the related factory options ordered with the base system, as well as metrology and inspection systems. Prior to shipment, the majority of our systems undergo a factory acceptance test (FAT) in our cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the integrated system meets its standard specifications and any additional technical and performance criteria agreed with the customer. A system undergoing FAT is shipped only after all contractual specifications are met or discrepancies from agreed-upon specifications are waived and customer sign-off is received for delivery. Each system’s performance is re-tested through a site acceptance test (SAT) after installation at the customer site. We have never failed to successfully complete installation of a system at a customer’s premises. Acceptance at FAT is considered to be proven for established technologies with a history of successful customer acceptances at SAT (equal or better than FAT). Transfer of control and recognition of revenue of a system undergoing a FAT, and for which customer acceptance at FAT is proven, will occur upon delivery of the system. Transfer of control and recognition of revenue of a system not undergoing a FAT, or for which customer acceptance at FAT is not proven, will occur after successful installation upon customer acceptance of the system at SAT. New system sales do not meet the requirements for over time revenue recognition because our customers do not simultaneously receive and consume the benefits provided by our performance, or control the asset throughout any stage of our production process, or the systems are considered to have alternative use. Used systems We have no repurchase commitments in our general sales terms and conditions; however, we may repurchase systems that we previously manufactured and sold, in order to refurbish and resell the system to a different customer. This repurchase decision is mainly driven by market demand expressed by other customers. Transfer of control of a used system, and recognition of revenue, follow the same logic as for our ‘New systems’. Goods or services Nature, timing of satisfying the performance obligations and significant payment terms STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 278 Consolidated financial statements Company financial statements Other information Appendices Definitions Notes to the Consolidated financial statements (continued)

Field upgrades and options (system enhancements) Field upgrades and options mainly relate to goods and services that are delivered for systems already installed in the customer factories. Certain upgrades require significant installation efforts, enhancing an asset the customer controls, and therefore resulting in transfer of control over the period of installation. The method of measuring progress is based on what best depicts the satisfaction of our obligation in transferring control. This is generally based on either the cost incurred method, which is estimated using labor hours, or the value transferred method, which is estimated using system performance measurements. For the options and other upgrades for which the customer receives and consumes the benefit at the moment of delivery, the transfer of control and recognition of revenue will occur upon delivery. As long as we are not able to make a reliable estimate of the total efforts needed to complete the upgrade, we only recognize revenue to cover costs incurred. Margin will be realized at the earlier of us being able to make a reliable estimate or completion of the upgrade. New product introduction If the installation of new products is determined not to be a separate performance obligation or if there is not a sufficient established history of acceptance on FAT, a new product is considered to be a “new product introduction". Transfer of control and revenue recognition for new product introductions occurs after successful installation and customer acceptance at SAT. Once there is an established history of successful installation and customer acceptance, revenue will be recognized consistent with other systems and goods after transfer of control. Installation Installation is provided within the selling price of a system. Installation is considered to be distinct if it does not significantly modify the system being purchased and the customer or a third party could be capable of performing the installation themselves, if desired. Transfer of control takes place over the period of installation from delivery through SAT, measured on a straight-line basis, as our performance is satisfied evenly over this period of time. Installation is not considered to be distinct when recognition of revenue related to a system occurs upon customer acceptance of the system at SAT after installation is complete. Warranties We provide standard warranty coverage on our systems for 12 months, providing labor and non-consumable parts necessary to repair our systems during these warranty periods. These standard warranties cannot be purchased and do not provide a service in addition to the general assurance the system will perform as promised. As a result, no revenue is allocated to these standard warranties. Both the extended and enhanced warranties on our systems are accounted for as a separate performance obligation, with transfer of control taking place over the warranty period, measured on a straight-line basis, as this is a stand-ready obligation. Goods or services Nature, timing of satisfying the performance obligations and significant payment terms Time-based licenses and related services Time-based licenses relate to software licenses and the related services which are sold for a period of time. The licenses and the related services are not considered to be individually distinct, as the support services are integral to the customer’s ability to continue to use the software license in the rapidly changing technological environment. The transfer of control takes place over the license term, measured on a straight-line basis, as our performance is satisfied evenly over this period of time. Payments are generally made in installments throughout the license term. Application projects Application projects are node transition and consulting projects which at times may be provided as free service within a volume purchase agreement. Measuring satisfaction of this performance obligation is performed through an input method based on the labor hours expended relative to the estimated total labor hours, as this best depicts the transfer of control of these kind of services. Service contracts Service contracts are entered into with our customers to support our systems used in their ongoing operations during the systems life cycle, typically in the form of full- service agreements, limited manpower agreements, other labor agreements, parts availability or parts usage agreements. These services are for a specified period of time and typically have a fixed price. Control transfers over this period of time, measured on a straight-line basis, as these are stand-ready obligations. For service contracts where the price is not fixed, the transaction price has a variable component that is based on the performance of the system. Billable parts and labor Billable labor represents maintenance services to our systems installed in the customer’s factories while in operation, through purchase orders from our customer. Control over these services is transferred to the customer upon receipt of customer sign-off. Billable parts represent spare parts including optical components relating to our systems installed in the customer’s factories while in operation, through purchase orders from our customer. Billable parts can be: • Sold as direct spare parts, for which control transfers point in time upon delivery; or • Sold as part of maintenance services, where control transfers point in time upon receipt of customer sign-off. Field projects (relocations) Field projects represent mainly relocation services. Measuring satisfaction of this performance obligation is performed through an input method based on the labor hours expended relative to the estimated total labor hours, as this best depicts the transfer of control of our service. OnPulse maintenance OnPulse maintenance services are provided over a specified period of time on our light source systems. Payment is determined by the number of pulses counted from each light source system, which is variable. Invoicing is monthly based on the pulses counted. Revenue is recognized in line with invoicing using the practical expedient in EU-IFRS 15.B16. Goods or services Nature, timing of satisfying the performance obligations and significant payment terms STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 279 Consolidated financial statements Company financial statements Other information Appendices Definitions Notes to the Consolidated financial statements (continued)

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Notes to the Consolidated financial statements (continued)

Disaggregation of revenue

Our revenue from contracts with customers, on a disaggregated basis, aligns with our reportable segment disclosures with the addition of disaggregation of net system sales per technology and per end-use.

Net system sales per technology were as follows:

Year ended December 31	2023		2024		**2025**	
	in units	in € millions	in units	in € millions	**in units**	**in € millions**
EXE	—	—	2	465.0	**4**	**1,156.9**
NXE	53	9,124.0	42	7,856.4	**44**	**10,445.8**
ArF immersion	125	9,017.4	129	9,667.0	**131**	**10,311.4**
ArF dry	32	780.2	28	774.4	**16**	**427.0**
KrF	184	2,202.5	152	1,991.2	**78**	**1,001.3**
I-line	55	278.4	65	369.2	**54**	**307.3**
Metrology & Inspection	151	536.1	165	645.5	**208**	**824.6**
Total	600	21,938.6	583	21,768.7	**535**	**24,474.3**

Net system sales per end-use were as follows:

Year ended December 31	2023		2024		**2025**	
	in units	in € millions	in units	in € millions	**in units**	**in € millions**
Logic	439	15,984.7	399	13,195.1	**364**	**16,054.1**
Memory	161	5,953.9	184	8,573.6	**171**	**8,420.2**
Total	600	21,938.6	583	21,768.7	**535**	**24,474.3**

Contract assets and liabilities

The contract assets relate to our right to a consideration in exchange for goods or services delivered, when that right is conditional on something other than the passage of time. The contract assets are transferred to the receivables when the receivables become unconditional. The contract liabilities primarily relate to remaining performance obligations for which consideration has been received for goods and services not yet recognized in revenue, as well as deferred revenue from goods and services delivered, based on the allocation of the consideration to the related performance obligations in the contract.

The majority of our customer contracts result in both asset and liability positions. At the end of each reporting period, these positions are netted on a contract basis and presented as either an asset or a liability in the Consolidated statement of financial position. Consequently, a contract balance can change between periods from a net contract asset balance to a net contract liability balance in the balance sheet, and vice versa.

Significant changes in the contract assets and the contract liabilities balances during the periods are as follows.

Year ended December 31 (€, in millions)	2024		**2025**	
	Contract assets	Contract liabilities	**Contract assets**	**Contract liabilities**
Balance at beginning of the year	240.1	16,266.5	**320.6**	**18,196.2**
Transferred from contract assets to accounts receivables	(213.2)	—	**(294.4)**	**—**
Revenue recognized during the year ending in contract assets	275.9	—	**649.7**	**—**
Revenue recognized that was included in contract liabilities	—	(9,047.5)	**—**	**(11,516.6)**
Changes as a result of cumulative catch-up adjustments arising from changes in estimates and contract modifications	—	(61.3)	**—**	**131.6**
Remaining performance obligations for which considerations have been received, or for which we have an unconditional right to consideration	—	11,483.4	**—**	**14,013.3**
Transfer between contract assets and liabilities	17.8	17.8	**(235.3)**	**(235.3)**
Other	—	(462.7)	**—**	**(1,216.6)**
Total	320.6	18,196.2	**440.6**	**19,372.6**

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Notes to the Consolidated financial statements (continued)

The increase in the net contract liabilities to €18.9 billion as of December 31, 2025 compared to €17.9 billion as of December 31, 2024 is mainly driven by an increase in down payments for goods and services which will be delivered in the future. Cumulative catch-up adjustments recognized in our current year's revenue are due to updated estimates for system volume, discounts and credits included in our volume purchase agreements. The increase in 'other', compared to 2024, is mainly due to an increase of down payments refunded to customers during 2025. Refund liabilities outstanding at the end of 2025 are presented as accrued and other liabilities in the Consolidated statement of financial position.

Remaining performance obligations

Our customers generally commit to purchase systems, service or field options through separate sales orders and service contracts. Typically the terms and conditions of these sales orders come from volume purchase agreements with our customers which cover up to five years. The revenues for each committed performance obligation are estimated based on the terms and conditions agreed through the volume purchase agreements.

When revenues will be recognized is mainly dependent on when systems are delivered or installed, as well as when service projects and field upgrades are performed and completed. All of which is estimated based on contract terms and communication with our customers, including the customer facility readiness to take delivery of our goods or services, as well as applicable export control restrictions. The volume purchase agreements may be subject to modifications or changes in estimates, impacting the amount and timing of revenue recognition for the anticipated revenues.

As of December 31, 2025, the remaining performance obligations amount to €46.5 billion (December 31, 2024: €43.3 billion). The remaining performance obligations mainly include orders related to NXT immersion, NXE and EXE lithography systems. We estimate that 65% (December 31, 2024: 59%) of these anticipated revenues will be recognized during the next 12 months.

3. Segment disclosure

ASML has one reportable segment, since we are a holistic lithography solution provider, for the development, production, marketing, sales, upgrading and servicing of advanced semiconductor equipment systems, consisting of lithography, metrology and inspection systems. The Chief Operating Decision Maker regularly sets and monitors goals and boundaries on a consolidated basis to make decisions about resource allocation and assess performance. ASML's Chief Operating Decision Maker is the combination of the functions of the CEO and CFO.

Management reporting includes net system sales figures of new and used systems, sales per technology and sales per end-use. For sales per technology and end-use, see Note 2 Revenue from contracts with customers. The Chief Operating Decision Maker predominantly uses consolidated US GAAP net income and sales to evaluate income generated from segment assets in deciding whether to reinvest profits into the segment or invest in other activities, such as share buybacks or payments of dividends. Consolidated net income and sales are used to monitor budget versus actual results. The monitoring of budgeted versus actual results is used in assessing performance of the segment.

All significant segment expenses are presented in the Consolidated statement of profit or loss and are regularly reviewed by the Chief Operating Decision Maker.

Net system sales for new and used systems were as follows:

Year ended December 31 (€, in millions)	2023	2024	2025
New systems	21,622.4	21,139.7	23,898.6
Used systems	316.2	629.0	575.7
Net system sales	21,938.6	21,768.7	24,474.3

For geographical reporting, total net sales are attributed to the geographic location in which the customers' facilities are located. Total non-current assets are attributed to the geographic location in which these assets are located and exclude deferred tax assets, financial instruments and compensation plan assets. Totals by geographic region were as follows:

Year ended December 31 (€, in millions)	2023		2024		2025	
	Total net sales	Non-current assets	Total net sales	Non-current assets	Total net sales	Non-current assets
Japan	613.6	10.2	1,156.0	17.1	1,420.9	20.9
South Korea	6,949.2	157.3	6,408.8	249.3	8,159.6	356.8
Singapore	282.1	5.2	285.0	4.4	608.4	4.5
Taiwan	8,074.6	368.5	4,354.0	481.4	8,337.9	535.3
China	7,251.8	44.5	10,195.1	75.9	9,519.7	89.3
Rest of Asia	3.9	0.1	3.5	0.1	2.7	1.8
Netherlands	25.1	9,383.4	16.6	10,931.6	4.7	14,197.4
EMEA	1,206.8	1,106.5	1,322.1	1,201.0	524.3	1,161.0
United States	3,151.4	4,732.4	4,521.8	5,193.2	4,089.1	5,360.4
Total	27,558.5	15,808.1	28,262.9	18,154.0	32,667.3	21,727.4

In 2025, four customers each individually exceeded 10% of total net sales, totaling €20.0 billion, or 61.2%, of total net sales. In 2024 four customers and in 2023, two customers exceeded 10% of total net sales, in 2024 totaling €15.2 billion, or 53.8% (2023: €14.9 billion, or 53.9%). Our three largest customers (based on total net sales) accounted for €1.3 billion, or 35.4%, of accounts receivable and finance receivables at December 31, 2025, compared with €2.6 billion, or 54.1%, at December 31, 2024 and €3.7 billion, or 64.4%, at December 31, 2023.

The increase in total net sales of €4.4 billion, or 15.6%, to €32.7 billion in 2025 from €28.3 billion in 2024 was primarily driven by greater NXE and NXT immersion adoption supported by leading-edge foundry investments for AI demand, EXE systems being delivered to and installed at more customers, and higher net service and field option sales. This was partially offset by the decrease in the sales volumes of other DUV lithography systems.

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Notes to the Consolidated financial statements (continued)

Net service and field option sales increased mainly due to the growing installed base of systems, higher levels of lithography tool use for certain customers, and more NXE field upgrades.

The Logic sector benefited from positive momentum in AI-related demand across leading-edge foundry and capacity additions for next nodes. The Memory sector showed a continuation of high demand, fueled by investment in high-bandwidth memory and DDR5 to support AI-related applications. Taiwan and South Korea recorded the largest absolute geographic sales growth, driven by capacity expansions to support increasing AI-related demand.

The increase in non-current assets in the Netherlands during 2025 is primarily related to the construction of factory expansions, research facility expansions and office space, in order to support our continued growth. The increase in the US is primarily related to the expansion of the Wilton factory site and the increase in South Korea to new office buildings.

The value of total assets is also provided to the Chief Operating Decision Maker (based on US GAAP). The table below presents the measurements and the reconciliation to total assets in the Consolidated statement of financial position:

Year ended December 31 (€, in millions)	2024	2025
Total assets based on US GAAP	48,589.6	**50,566.6**
Development expenditures (Note A)	4,117.9	**4,856.2**
Equity investments (Note B)	—	**416.0**
Income taxes (Note C)	(141.0)	**(282.8)**
Other	—	**20.8**
Total assets based on EU-IFRS	52,566.5	**55,576.8**

A reconciliation of net income in accordance with US GAAP and EU-IFRS is set forth below:

Year ended December 31 (€, in millions)	2024	2025
Net income based on US GAAP	7,571.6	**9,609.4**
Development expenditures (Note A)	751.1	**619.5**
Income taxes (Note C)	26.3	**(15.9)**
Net income based on EU-IFRS	8,349.0	**10,213.0**

The differences between US GAAP and EU-IFRS mainly relate to the following:

Note A – Development Expenditures

Under EU-IFRS, we apply IAS 38, "Intangible Assets". In accordance with IAS 38, we capitalize certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and five years.

Under US GAAP, we apply ASC 730, "Research and Development". In accordance with ASC 730, we charge costs relating to research and development to operating expense as incurred.

Note B – Equity investments

Under EU-IFRS, we apply IFRS 9, "Financial Instruments". In line with IFRS 9, we have designated our equity investments to be measured at fair value through other comprehensive income.

Under US GAAP, we apply ASC 321, "Investments — Equity Securities" and have elected to measure our equity investments at cost, less any impairment. In accordance with ASC 321, equity investments are remeasured to fair value only when observable price changes arise from orderly transactions involving identical or similar instruments of the same issuer, as of the date of the observable transaction or when the investment is impaired. In 2025, we did not record any impairments or adjustments resulting from observable price changes.

Note C – Income taxes

The adjustment for income taxes consists of multiple elements. Under US GAAP, the unrealized net income from intercompany transactions relating to inventory that is eliminated in consolidation gives rise to a temporary difference for which prepaid taxes must be recognized. These prepaid taxes under US GAAP are calculated applying the tax rate of the seller's jurisdiction. Contrary to US GAAP, the prepaid taxes are recognized as deferred tax assets under EU-IFRS and calculated against the tax rate of the purchaser's jurisdiction.

Secondly, under US GAAP, the temporary difference on share-based compensation is based on the amount of compensation cost recognized in profit or loss without any adjustment for the entity's current share price. Under EU-IFRS, the tax deduction is estimated based on the intrinsic value of the equity instrument at a future date, taking into account the information available at the reporting date, including changes in current share price.

Lastly, since under EU-IFRS a deferred tax liability is recognized in relation to capitalized development expenditures (Note A), also an additional netting adjustment is required for deferred tax assets and liabilities at the level of our group companies in the Netherlands and the US.

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Notes to the Consolidated financial statements (continued)

4. Cash and cash equivalents and short-term investments

Accounting policy

Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits, deposits with governments and government-related bodies, money market funds and bank accounts readily convertible to known amounts of cash with insignificant interest rate risk and original maturities to the entity holding the investments for 3 months or less at the date of acquisition.

Investments with original maturities at the date of acquisition greater than three months and less than one year are presented as short-term investments. Fair value changes in these investments, which are not temporary, are recognized in the Consolidated statement of profit or loss. Short-term investments have immaterial interest rate risk.

Cash and cash equivalents and short-term investments consist of the following:

Year ended December 31 (€, in millions)	2024	2025
Deposits with financial institutions, governments and government-related bodies	4,850.4	**5,558.5**
Investments in money market funds	6,379.2	**6,222.2**
Bank accounts	1,506.3	**1,135.3**
Cash and cash equivalents	12,735.9	**12,916.0**
Deposits with financial institutions, governments and government-related bodies	5.4	**405.9**
Short-term investments	5.4	**405.9**

Cash and cash equivalents mainly increased due to net cash provided by operating activities, driven by net income and down payments. This increase is partly offset by purchases of property, plant and equipment, purchases of treasury shares, loans issued and dividend paid.

Deposits with financial institutions, governments and government-related bodies and investments in money market funds have an investment-grade credit rating as rated by credit rating institutions such as Standard & Poor's, Moody's or Fitch. Our cash and cash equivalents are predominantly denominated in euros and to some extent in US dollars, Taiwanese dollars, South Korean won and Chinese yuan.

The carrying amount of these assets approximates their fair value.

As of December 31, 2025, no restrictions on usage of cash and cash equivalents exist (2024: no restrictions).

5. Accounts receivable, net

Accounting policy

Accounts receivable are initially measured at fair value and are subsequently measured at amortized cost, less allowance for credit losses, if material. The carrying amount of the accounts receivable approximates the fair value. We perform ongoing credit evaluations on our customers' financial condition. We periodically review whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, aging of the accounts receivable balances, expected lifetime losses and current economic conditions that may affect a customer's ability to pay.

When entering into arrangements to sell our receivable, we derecognize the receivable only when meeting the derecognition criteria. The criteria require isolation from the seller, granting the buyer the right to pledge or exchange the receivables and/or ensuring no continuing involvement in the transferred receivables, and legal transfer of substantially all risks and rewards over the receivable.

Accounts receivable consist of the following:

Year ended December 31 (€, in millions)	2024	2025
Accounts receivable, gross	4,477.5	**3,023.0**
Allowance for credit losses	—	**—**
Accounts receivable, net	4,477.5	**3,023.0**

The decrease in accounts receivable as of December 31, 2025, compared to December 31, 2024, is mainly due to increased factoring of receivables and the timing of cash receipts from our customers.

In 2025, €6,212.5 million of receivables were sold through factoring arrangements (2024: €2,042.7 million). The amounts consist of €2,704.8 million (2024: €1,639.9 million) of regular trade receivables and €3,507.7 million (2024: €402.8 million) of absolute, unconditional, irrevocable accounts receivable for down payments on systems to be shipped in 2026 and thereafter. These receivables have been derecognized, since the assets were isolated from the seller, control was transferred to the buyer and there were no restrictions on the buyer related to the factored items. The fair value of the receivables sold was substantially the same as their carrying value. The cash receipt is treated as an operating cash flow within the Consolidated statements of cash flows.

Accounts receivable are impaired and provided for on an individual basis. As of December 31, 2025, accounts receivable of €521.5 million (2024: €1,258.2 million) were past due but not impaired. The average days outstanding decreased to 34 days in 2025 from 58 days in 2024. These balances are still considered to be recoverable because they relate to customers for whom there is no recent history of default and there has not been a significant change in credit quality. The table below shows the aging analysis of the accounts receivable that are up to three months past due and over three months past due. Accounts receivable are past due when the payment term has expired.

As of December 31 (€, in millions) 2024 2025 Up to three months past due 1,116.4 146.5 Over three months past due 141.8 375.0 Total past due 1,258.2 521.5 In 2025 and 2024, we did not record any expected credit losses for accounts receivable on system sales. 6. Finance receivables, net Accounting policy Finance receivables consist of receivables in relation to finance leases. We perform ongoing credit evaluations of our customers’ financial condition. We periodically review whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, the aging of the finance receivables balances, expected lifetime losses and current economic conditions that may affect a customer’s ability to pay. The following table lists the components of the finance receivables as of December 31, 2025 and 2024: Year ended December 31 (€, in millions) 2024 2025 Finance receivables, gross 399.8 626.8 Unearned interest — — Finance receivables, net 399.8 626.8 Current portion of finance receivables, gross 82.6 613.5 Current portion of unearned interest — — Non-current portion of finance receivables, net 317.2 13.3 The increase in finance receivables as of December 31, 2025, compared to December 31, 2024, is the result of additional systems shipped with a free-use or evaluation period, partially offset by systems being purchased at the end of their free-use or evaluation period. These finance leases mainly support the capacity ramp-up of high-end systems which are part of the early-insertion life cycle of the technology or system type. It is expected that these systems will be purchased at the end of the free-use or evaluation period. Gross profit recognized at the commencement date of the lease for our finance leases amounted to €186.4 million during 2025 (2024: €114.3 million; 2023: €460.9 million). As of December 31, 2025 and 2024, the minimum lease payments and present value of minimum lease payments is: Minimum lease payments Year ended December 31 (€, in millions) 2024 2025 Not later than one year 82.6 613.5 Later than one year and not later than two years 317.2 13.3 Total 399.8 626.8 Less: unearned interest — — Present value of minimum lease payments receivable 399.8 626.8 In 2025 and 2024 we did not record any expected credit losses from finance receivables. As of December 31, 2025, the finance receivables were neither past due nor impaired. A finance receivable is considered past due when a scheduled payment has not been received by its contractual due date. 7. Inventories, net Accounting policy Inventory costs approximate costs determined on the first-in first-out basis. Our inventory values comprise purchased materials, freight expenses, customs, duties, production labor and overhead. The valuation of inventory includes determining which fixed production overhead costs should be capitalized into inventory based on the normal capacity of our manufacturing and assembly facilities. During periods when production is below our established normal capacity level, some of our fixed overhead costs are not included in the cost of inventory; instead, they are recognized as cost of sales as incurred. Inventory is valued at the lower of cost or net realizable value, based on assumptions about future demand and market conditions. Valuation of inventory also requires us to establish allowance for inventory that is defective, obsolete or in excess. We use our demand forecast to develop manufacturing plans and utilize this information to compare against raw materials and work-in-progress and finished product levels to determine the amount of defective, obsolete or excess inventory. Inventories consist of the following: Year ended December 31 (€, in millions) 2024 2025 Raw materials 4,911.2 5,298.5 Work-in-process 4,872.3 4,768.5 Finished products 2,019.5 2,135.1 Inventories, gross 11,803.0 12,202.1 Allowance for obsolescence (911.5) (772.8) Inventories, net 10,891.5 11,429.3 STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 284 Consolidated financial statements Company financial statements Other information Appendices Definitions Notes to the Consolidated financial statements (continued)

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Notes to the Consolidated financial statements (continued)

The increase in gross inventory in 2025, compared to 2024, is mainly due to increasing raw materials to support our growing install base as well as increased number of systems bought back from our customers.

A summary of movements in the inventory reserves is as follows:

Year ended December 31 (€, in millions)	2024	2025
Balance at beginning of year	(693.2)	**(911.5)**
Addition for the year	(554.7)	**(469.4)**
Effect of changes in exchange rates	(1.7)	**6.1**
Utilization of the provision	338.1	**602.0**
Balance at end of year	(911.5)	**(772.8)**

The additions for 2025, 2024 and 2023 are recorded in cost of sales. The additions for the year mainly relate to inventory items which became obsolete due to technological developments and design changes.

The cost of inventories recognized in cost of sales in 2025 amounted to €12,295.5 million (2024: €11,010.3 million; 2023: €10,742.6 million).

8. Other assets

Other current and non-current assets consist of the following:

Year ended December 31 (€, in millions)	2024	2025
Advance payments to Carl Zeiss SMT GmbH[1]	815.8	**323.5**
Prepaid expenses	175.3	**162.4**
VAT receivable	279.1	**187.2**
Other assets	193.4	**350.5**
Other current assets	1,463.6	**1,023.6**
Advance payments to Carl Zeiss SMT GmbH[1]	599.9	**868.4**
Prepaid expenses	49.5	**46.1**
Compensation plan assets	113.1	**129.9**
Other assets	28.3	**12.7**
Other non-current assets	790.8	**1,057.1**

1. For further details on advance payments to Carl Zeiss SMT GmbH, see Note 26. Related parties.

The carrying amount of the non-current and current other assets approximates the fair value.

9. Equity investments

Accounting Policy

We apply the fair value through other comprehensive income option to measure investments which are considered strategic and add value to ASML's activities. There is no subsequent recycling of fair value gains and losses to profit or loss following the derecognition of investments if elected to be classified and measured as fair value through other comprehensive income. However, the cumulative gain or loss is transferred within equity to retained earnings on derecognition of such equity instruments. Dividends from such investments are recognized in the Consolidated statement of profit or loss when ASML's right to receive payments is established.

On September 9, 2025, ASML and Mistral AI announced an investment and partnership agreement for which ASML invested €1.3 billion in Mistral AI's Series C funding round as lead investor. This resulted in ASML holding an 11.1% share on a fully diluted basis in Mistral AI as per December 31, 2025.

The following table shows changes in equity investments:

Year ended December 31 (€, in millions)	2024	2025
Balance at beginning of year	—	**—**
Additions	—	**1,302.2**
Changes in unrealized revaluations	—	**416.0**
Other changes	—	**18.5**
Balance at end of year	—	**1,736.7**

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Notes to the Consolidated financial statements (continued)

10. Investments in associates

Accounting Policy

Equity investments which we are able to exercise significant influence over but do not control, are accounted for using the equity method and presented on our Consolidated statement of financial position within Investments in associates. The difference between the cost of our investment and our proportionate share in the carrying value of the investee's underlying net assets as of the acquisition date is the basis difference. The basis difference is allocated to the identifiable assets and liabilities based on their fair value as of the acquisition date (i.e. the date on which we obtain significant influence), with the excess costs of the investment over our proportional fair value of the identifiable assets and liabilities being equity method goodwill.

We amortize the basis difference related to the other intangible assets over the estimated remaining useful lives of these assets that gave rise to this difference. The remaining weighted-average life of the finite-lived intangible assets acquired is 11.1 years and is amortized using a straight-line method. In-process R&D is initially capitalized at fair value as an intangible asset not yet ready for use and is assessed for impairment thereafter. When the R&D project is complete, it is reclassified as an amortizable purchased intangible asset and is amortized over its estimated useful life. If the project is abandoned, we will record the full basis difference charge for the value of the related intangible asset in our Consolidated statement of profit or loss in the period of abandonment. Equity method goodwill is not amortized or tested for impairment; instead the equity method investment is tested for impairment whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable.

Under the equity method, after initial recognition at cost, our Investments in associates are adjusted for our proportionate share in the profit or loss and other comprehensive income of the investee, recognized on a one-quarter time lag to allow for the timely preparation of financial information and presented within Profit from investments in associates. Our proportionate share in the profit or loss of the investee is adjusted for any differences in accounting principles and policies, basis difference adjustments and intra-entity profits. Receipt of dividends reduces our Investments in associates, which is presented as an operating cash flow based on the nature of the distributions.

Investments in associates consists of a 24.9% equity interest acquired on June 29, 2017 in Carl Zeiss SMT Holding GmbH & Co. KG, a limited partnership that owns Carl Zeiss SMT GmbH, our single supplier of optical columns.

For the year ended December 31, 2025, we recorded a profit related to investments of €216.7 million (2024: €209.8 million) in the Consolidated statement of profit or loss. This profit includes the following components:

- Profit of €322.8 million (2024: €216.4 million) related to our share of Carl Zeiss SMT Holding GmbH & Co. KG's net income after accounting policy alignment
- Cost due to basis difference amortization related to intangible assets of €29.7 million (2024: €27.4 million)
- Cost/(Gain) due to intercompany profit elimination of €76.4 million (2024: €(20.8) million)

In 2025, we received a dividend of €320.5 million (2024: €225.4 million) from Carl Zeiss SMT Holding GmbH & Co. KG.

Carl Zeiss SMT Holding GmbH & Co. KG is a privately held company; therefore, quoted market prices for its stock are not available.

The summarized financial information of Carl Zeiss SMT Holding GmbH & Co. KG excluding basis difference adjustments, before accounting policy alignment, and using the one-quarter time lag is as follows:

Year ended December 31 (€, in millions)	2024	2025
Summarized Statement of Financial Position:		
Total non-current assets	1,931.0	**3,140.6**
Total current assets	3,458.8	**3,292.8**
Total non-current liabilities	1,776.0	**2,459.7**
Total current liabilities	3,042.4	**3,359.5**
Summarized Statement of Profit or Loss and Comprehensive Income:		
Total net sales	4,053.7	**4,988.0**
Net income	934.3	**1,301.5**
Other comprehensive income	(39.8)	**44.0**
Total comprehensive income	894.5	**1,345.5**

The reconciliation of our proportionate share of Carl Zeiss SMT Holding GmbH & Co. KG's net income and the profit related to investments in associates as reported in our Consolidated statement of profit or loss is as follows:

Year ended December 31 (€, in millions)	2024	2025
Net income	934.3	**1,301.5**
ASML's share of net income	232.6	**324.1**
Accounting policy alignment	(16.2)	**(1.3)**
Basis difference adjustments	(27.4)	**(29.7)**
Intercompany profit elimination	20.8	**(76.4)**
ASML profit related to investments in associates	209.8	**216.7**

11. Goodwill

Accounting policy

Goodwill represents the excess of the costs of an acquisition over the fair value of the amounts assigned to assets acquired and liabilities incurred or assumed of the acquired subsidiary at the date of acquisition. Goodwill on acquisition of subsidiaries is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs that are expected to benefit from the business combination in which the goodwill arose. Goodwill is stated at cost less accumulated impairment losses.

Goodwill is tested for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period. Goodwill mainly resulted from the acquisitions of Cymer and HMI. The balance as of December 31, 2025, is €4,610.1 million (2024: €4,610.1 million). We have identified two CGUs, CGU ASML and CGU Cymer Light Sources. As of December 31, 2025 the goodwill allocated to CGU ASML amounts to €4,152.2 million (2024: €4,152.2 million) and CGU Cymer Light Sources amounts to €457.9 million (2024: €457.9 million). The recoverable amounts of the CGUs are based on value in use calculations consistently with prior reporting periods. The value in use calculations were performed by discounting the pre-tax future cash flows generated from the continuing use of the CGUs. Cash flows beyond the forecasted period of five years have been extrapolated using a 2% growth rate. These estimates are consistent with the plans and estimated costs we use to manage our underlying business. The pre-tax weighted average cost of capital (WACC) used to determine the expected discounted future cash flows is 14.2% for CGU ASML and 12.3% for CGU Cymer Light Sources. Based on our assessment during the annual goodwill impairment test, we believe it is more likely than not that the recoverable amounts of the CGUs exceed their carrying amounts, and therefore goodwill was not impaired as of December 31, 2025. The accumulated impairment as of December 31, 2025 is nil (2024: nil). 12. Intangible assets, net Accounting policy Intangible assets include internally-generated intangible assets (primarily development expenditures), brands, intellectual property, developed technology, customer relationships and other intangible assets not yet available for use. These finite-lived intangible assets are stated at cost, less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight-line method based on the estimated useful lives of the assets. Finite-lived intangible assets are assessed for impairment annually, or whenever there is an indication that the balance sheet carrying amount may not be recoverable using cash flow projections for the useful life. The following table shows the respective useful lives for intangible assets: Category Estimated useful life Brands 20 years Development expenditures 1 – 5 years Intellectual property 3–10 years Developed technology 6–15 years Customer relationships 8–18 years Other 2–10 years Internally-generated intangible assets – development expenditures Expenditures on research activities are recognized as costs in the period in which they are incurred. EU-IFRS requires capitalization of development expenditures provided if, and only if, certain criteria can be demonstrated. An internally-generated intangible asset arising from our development is recognized only if we can demonstrate all of the following conditions: • The technical feasibility of completing the intangible asset so that it will be available for use or sale • The intention to complete the intangible asset and use or sell it • The ability to use or sell the intangible asset • The probability that the asset created will generate future economic benefits • The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset • The ability to measure reliably the expenditure attributable to the intangible asset during its development For certain development programs, it was not possible to separate development activities from research activities (approximately €221.0 million and €351.0 million for 2025 and 2024, respectively). Consequently, we are not able to reliably determine the amount of development expenditures incurred and therefore no amounts were capitalized for these programs. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 287 Consolidated financial statements Company financial statements Other information Appendices Definitions Notes to the Consolidated financial statements (continued)

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Notes to the Consolidated financial statements (continued)

As of December 31, 2025, intangible assets consist mainly of development expenditures, brands, intellectual property, developed technology, customer relationships obtained from the acquisitions of Cymer (2013) and HMI (2016) as well as capitalized costs relating to internal use software:

€, in millions	Development expenditures	Brands	Intellectual property	Developed technology	Customer relationships	Other	Total
Cost							
Balance at January 1, 2024	5,795.3	38.9	147.1	1,220.2	228.6	260.1	7,690.2
Additions	1,122.7	—	—	—	—	14.3	1,137.0
Disposals	—	—	—	—	—	(0.6)	(0.6)
Effect of changes in exchange rates	3.1	—	—	—	—	(0.1)	3.0
Balance at December 31, 2024	6,921.1	38.9	147.1	1,220.2	228.6	273.7	8,829.6
Additions	**1,079.3**	**—**	**—**	**—**	**—**	**58.5**	**1,137.8**
Disposals	**—**	**—**	**—**	**—**	**—**	**(11.6)**	**(11.6)**
Effect of changes in exchange rates	**(7.5)**	**—**	**—**	**—**	**—**	**0.9**	**(6.6)**
Balance at December 31, 2025	**7,992.9**	**38.9**	**147.1**	**1,220.2**	**228.6**	**321.5**	**9,949.2**
Accumulated amortization and impairment charges							
Balance at January 1, 2024	2,603.8	16.8	104.1	754.2	134.0	144.1	3,757.0
Amortization	208.0	1.9	8.3	74.5	12.6	28.7	334.0
Impairment charges	—	—	—	—	—	8.0	8.0
Disposals	—	—	—	—	—	(0.5)	(0.5)
Effect of changes in exchange rates	1.7	—	—	—	—	0.5	2.2
Balance at December 31, 2024	2,813.5	18.7	112.4	828.7	146.6	180.8	4,100.7
Amortization	**326.6**	**1.9**	**8.1**	**74.5**	**12.6**	**26.4**	**450.1**
Impairment charges	**—**	**—**	**6.5**	**—**	**—**	**—**	**6.5**
Disposals	**—**	**—**	**—**	**—**	**—**	**(0.1)**	**(0.1)**
Effect of changes in exchange rates	**(3.4)**	**—**	**—**	**—**	**—**	**(0.9)**	**(4.3)**
Balance at December 31, 2025	**3,136.7**	**20.6**	**127.0**	**903.2**	**159.2**	**206.2**	**4,552.9**
Carrying amount							
December 31, 2024	4,107.6	20.2	34.7	391.5	82.0	92.9	4,728.9
December 31, 2025	**4,856.2**	**18.3**	**20.1**	**317.0**	**69.4**	**115.3**	**5,396.3**

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Notes to the Consolidated financial statements (continued)

Development expenditures in 2025 were primarily focused on programs supporting our holistic lithography solutions in EUV, DUV and metrology and inspection systems, and computational lithography. In 2025, these activities mainly related to the development of EXE systems to support future nodes, NXE:3800E, NXE:3800F, NXT:870B, NXT:2150i, XT:260 and further development of e-beam inspection and metrology as well as YieldStar and Application software.

Of our Intangible assets at December 31, 2025, €4,971.5 million have been generated internally (December 31, 2024: €4,200.5 million). These intangibles are included in development expenditures and other.

The Consolidated statement of profit or loss include the following amortization charges:

Year ended December 31 (€, in millions)	2023	2024	2025
Cost of Sales	358.9	311.8	**420.8**
R&D Costs	19.5	20.8	**24.8**
SG&A	5.4	1.4	**4.5**
Total Amortization	383.8	334.0	**450.1**

As of December 31, 2025, the other intangible assets not yet available for use, included in the development expenditures amount to €334.8 million (2024: €3,710.2 million) and are allocated to CGU ASML for €302.4 million and to CGU Cymer Light Sources for €32.4 million. This decrease is mainly due to intangibles related to our latest technology which started to be commercialized in 2025.

As of December 31, 2025, the intangible assets not yet available for use, as included in Other, amount to €54.3 million (2024: €11.8 million) and are allocated to CGU ASML.

As of December 31, 2025, the estimated amortization expenses for intangible assets for the next five years and thereafter are as follows:

€, in millions	Amount
2026	1,114.9
2027	1,085.5
2028	1,029.0
2029	953.1
2030	773.3
Thereafter	51.4
Total	**5,007.2**

13. Property, plant and equipment, net

Accounting policy

Property, plant and equipment is stated at cost, less accumulated depreciation and accumulated impairment losses. Costs of assets manufactured by ASML include direct manufacturing costs, production overhead and interest costs incurred for qualifying assets during the construction period. Property, plant and equipment are depreciated on a straight-line basis in the Consolidated statement of profit or loss over their estimated useful lives, except for land, which is not depreciated. Government grants related to assets are recognized where there is reasonable assurance that the grants will be received and that we will comply with the conditions attached to them. Government grants are presented as a deduction of the carrying amount of the asset they relate to and recognized in the Consolidated statement of profit or loss *on a systematic basis over the useful life of the asset.*

Evaluation systems leased to our customers under an operating lease are capitalized as Property, plant and equipment at cost and depreciated over the respective lease term. Leased assets that are returned to ASML upon expiration of the lease term are either taken back into Property, plant and equipment, as they will be used internally by D&E or transferred back to Inventories to be reworked and sold.

The carrying values of prototypes, tooling and equipment that are intended to be sold, but first internally utilized for R&D purposes, are reclassified from Inventories to Property, plant and equipment and depreciated while being internally used. When no longer required for R&D activities, the assets' carrying value is reclassified back to Inventories and reworked to make them ready for sale to our customers. These transfers are reported as Net non-cash movements to/from inventories in our Property, plant and equipment movement schedule.

Property, plant and equipment is assessed for impairment whenever there is an indication that the carrying amount may not be recoverable using cash flow projections for the useful life.

The following table shows the respective useful lives for Property, plant and equipment:

Category	Estimated useful life
Buildings	5–45 years
Machinery and equipment	1–7 years
Leasehold improvements	1–10 years
Furniture, fixtures and other	3–5 years

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Notes to the Consolidated financial statements (continued)

Property, plant and equipment consists of the following:

€, in millions	Land and buildings	Machinery and equipment	Leasehold improvements	Furniture, fixtures and other	Total
Cost					
Balance at January 1, 2024	4,323.4	3,690.0	478.5	587.9	9,079.8
Additions	1,120.1	756.5	116.9	65.8	2,059.3
Disposals	(3.2)	(45.6)	(0.3)	(7.6)	(56.7)
Net non-cash movements to/from Inventories	—	(40.0)	—	—	(40.0)
Effect of changes in exchange rates	8.1	(1.7)	(0.6)	12.5	18.3
Balance at December 31, 2024	5,448.4	4,359.2	594.5	658.6	11,060.7
Additions	**1,029.4**	**474.2**	**43.3**	**49.3**	**1,596.2**
Disposals	**(3.9)**	**(59.3)**	**(5.0)**	**(6.2)**	**(74.4)**
Net non-cash movements to/from Inventories	**—**	**328.0**	**—**	**—**	**328.0**
Effect of changes in exchange rates	**(52.8)**	**(28.9)**	**(3.8)**	**(4.7)**	**(90.2)**
Balance at December 31, 2025	**6,421.1**	**5,073.2**	**629.0**	**697.0**	**12,820.3**
Accumulated depreciation and impairment					
Balance at January 1, 2024	1,243.1	1,605.6	361.5	376.4	3,586.6
Depreciation	169.4	506.8	38.4	72.7	787.3
Impairment charges	3.3	11.7	0.2	1.9	17.1
Disposals	—	(38.5)	—	(7.5)	(46.0)
Net non-cash movements to/from Inventories	—	(136.4)	—	—	(136.4)
Effect of changes in exchange rates	4.0	0.4	0.4	0.5	5.3
Balance at December 31, 2024	1,419.8	1,949.6	400.5	444.0	4,213.9
Depreciation	**212.0**	**580.7**	**51.3**	**72.0**	**916.0**
Impairment charges	**5.6**	**5.9**	**—**	**—**	**11.5**
Disposals	**(3.2)**	**(40.2)**	**(4.6)**	**(6.2)**	**(54.2)**
Net non-cash movements to/from Inventories	**—**	**(109.1)**	**—**	**—**	**(109.1)**
Effect of changes in exchange rates	**(14.7)**	**(29.1)**	**(3.9)**	**(3.9)**	**(51.6)**
Balance at December 31, 2025	**1,619.5**	**2,357.8**	**443.3**	**505.9**	**4,926.5**
Carrying amount					
December 31, 2024	4,028.6	2,409.6	194.0	214.6	6,846.8
December 31, 2025	**4,801.6**	**2,715.4**	**185.7**	**191.1**	**7,893.8**

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Notes to the Consolidated financial statements (continued)

As of December 31, 2025, the carrying amount includes assets under construction of €1,771.0 million (2024: €1,729.7 million) primarily consisting of buildings, as well as machinery and equipment.

As of December 31, 2025, the carrying amount of land amounts to €377.1 million (2024: €304.3 million).

The additions in 2025 in land and buildings, as well as furniture, fixtures and other mainly relate to factory expansions in Wilton and Veldhoven, research facility expansions in Veldhoven, office space in Hwaseong and multifunctional campus in Taipei, all in order to support our continued growth.

The additions in 2025 in machinery and equipment mainly relate to the upgrade and expansion of production tooling to support the growth of our business, as well as investments in prototypes of new technologies.

The additions in 2025 in leasehold improvements mainly relate to installation of cleanrooms and warehouses for leased properties in both the Netherlands, US and China.

The Consolidated statement of profit or loss includes the following depreciation charges:

Year ended December 31 (€, in millions)	2023	2024	2025
Cost of Sales	330.4	398.4	**532.1**
R&D Costs	236.2	340.5	**353.2**
SG&A	39.0	48.4	**30.7**
Total Depreciation	605.6	787.3	**916.0**

14. Right-of-use assets and lease liabilities

Accounting policy

We determine whether an arrangement contains a lease at inception. Leases are included in Right-of-use assets, Accrued & other current liabilities and Accrued & other non-current liabilities in our Consolidated statement of financial position.

Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Right-of-use assets include any lease payments made at or before the commencement date and are reduced by lease incentives. Our Right-of-use asset and lease liability valuation may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Depreciation charges are recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components. The lease components are accounted for separately from non-lease components. The allocation of the consideration between lease and non-lease components is based on the relative standalone prices of lease components included in the lease contracts.

Right-of-use assets consist of the following leases:

Year ended December 31 (€, in millions)	2024	2025
Properties	333.7	**296.6**
Cars	7.6	**9.4**
Warehouses	42.6	**29.6**
Other	3.3	**5.4**
Right-of-use assets	387.2	**341.0**

ASML owns the majority of real estate for manufacturing, supply chain management, R&D and general administration at our headquarters in Veldhoven, the Netherlands. Our other locations worldwide, mostly related to customer support, are mainly leased. The total right-of-use assets related to properties includes a finance lease arrangement for land of €32 million per December 31, 2025 and €32 million per December 31, 2024.

The right-of-use assets decreased in 2025 compared to 2024 mainly due to depreciation, partially offset by additions across the various lease types.

Lease liabilities are split between current and non-current and are presented as part of Accrued and other liabilities. The non-current portion mainly consists of properties and warehouses. From the total lease liability €16.5 million (December 31, 2024: €16.9 million) relates to a finance lease while the rest relates to operating leases. For the year ended December 31, 2025, Lease liabilities decreased by €54.6 million, mainly due to lease payments during 2025 .

Year ended December 31 (€, in millions)	2024	2025
Current	68.6	**60.8**
Non-current	237.4	**190.6**
Lease liabilities	306.0	**251.4**

The Consolidated statement of profit or loss include the following depreciation charges relating to these leases.

Year ended December 31 (€, in millions)	2023	2024	2025
Properties	40.4	50.2	**46.6**
Cars	5.9	6.1	**5.7**
Warehouses	5.9	15.0	**14.3**
Other	0.8	2.2	**3.8**
Depreciation charge right-of-use assets	53.0	73.5	**70.4**

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Notes to the Consolidated financial statements (continued)

The total cash flows relating to the leases are as follows:

Year ended December 31 (€, in millions)	2023	2024	2025
Total cash flows	148.2	96.3	**88.7**

The weighted average remaining lease term and weighted average discount rate related to the leases are as follows:

Year ended December 31	2023	2024	2025
Weighted average remaining lease term (months)	365	296	**296**
Weighted average discount rate (%)	2.5%	3.0%	**2.9%**

15. Accrued and other liabilities

Accrued and other liabilities consist of the following:

Year ended December 31 (€, in millions)	2024	2025
Costs to be paid[1]	536.1	**498.6**
Personnel-related items	1,599.6	**1,734.0**
Lease liabilities[2]	306.0	**251.4**
Provisions	100.8	**129.4**
Standard warranty reserve	158.9	**188.5**
Refund liability	309.4	**76.2**
Other	21.7	**28.4**
Accrued and other liabilities	3,032.5	**2,906.5**
Less: non-current portion of accrued and other liabilities	430.2	**412.3**
Current portion of accrued and other liabilities	2,602.3	**2,494.2**

1. Costs to be paid includes an amount payable to related parties. For further details, see Note 26 Related parties.
2. For further details on lease liabilities, see Note 14 Right-of-use assets and lease liabilities.

Costs to be paid represent ASML's estimate of contractual liabilities as of the reporting date, to be settled in a future period, based upon the underlying terms and conditions. Costs to be paid as of December 31, 2025, include VAT payables and accrued costs for unbilled services provided by suppliers, including contracted labor, outsourced services and consultancy.

Personnel-related items primarily consist of accrued short-term incentive (STI) bonus plans, vacation days, pension premiums, wage tax, and vacation allowances. The year-over-year increase in these accruals was mainly driven by an increase in the average salary per FTE, reflecting our ongoing investment in talent to support the growth and expansion of our business.

The refund liability represents the amount of consideration received from customers to which ASML does not expect to be entitled. Refund liabilities do not meet the definition of a contract liability.

The standard warranty reserve is based on historical product performance and total expected costs to fulfill our warranty obligation. Annually, we assess and update the standard warranty reserve based on the latest actual historical warranty costs and expected future warranty costs. Total movements in standard warranty reserve for the years 2025 and 2024 are as follows:

Year ended December 31 (€, in millions)	2024	2025
Balance at beginning of year	142.3	**158.9**
Additions for the year	210.0	**237.9**
Utilization of the reserve	(193.5)	**(207.9)**
Effect of exchange rates	0.1	**(0.4)**
Balance at end of year	158.9	**188.5**

16. Long-term debt, short-term borrowings, finance income and finance costs

Accounting policy

Long-term debt represents debt issued privately without registration with a government authority and is payable to others under the terms of a signed agreement. Long-term debt is initially recognized at fair value and subsequently measured at amortized cost. Debt is qualified as long-term debt as long as the group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Short-term borrowings comprise commercial paper issued under the Euro Commercial Paper (ECP) program. We classify borrowings as short-term when the group does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting period. Short-term borrowings are initially recognized at the amount of proceeds received and subsequently measured at amortized cost using the effective interest method. Interest on ECP notes is typically prepaid and deducted from the proceeds at issuance, resulting in a discounted carrying amount. The amortization of this discount is recognized as interest expense in the Consolidated statement of profit or loss over the term of the note. Net proceeds from the issuance of borrowings and the repayment of commercial paper are presented on a gross basis within the cash flows from financing activities in the Consolidated statement of cash flows.

Interest accruals and payments relating to long-term debt are accounted for as part of Accrued and other liabilities. Interest and other costs are accrued and recognized with the passage of time over the agreed term, regardless of when the actual payment of interest or other costs occurs.

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Notes to the Consolidated financial statements (continued)

Long-term debt consists of the following (amounts for bonds represent carrying amount, not the principle amount):

Year ended December 31 (€, in millions)	2024	2025
€1,000 million 1.375% senior notes issued July 2016 and principal due July 7th 2026 interest annually payable on July 7th	967.7	991.3
€750 million 1.625% senior notes issued November 2016 and principal due May 28th 2027 interest annually payable on May 28th	720.1	731.5
€750 million 0.250% senior notes issued February 2020 and principal due February 25th 2030 interest annually payable on February 25th	744.8	745.8
€750 million 0.625% senior notes issued May 2020 and principal due May 7th 2029 interest annually payable on May 7th	748.3	748.7
€500 million 2.250% senior notes issued May 2022 and principal due May 17th 2032 interest annually payable on May 17th	478.2	465.5
€1,000 million 3.500% senior notes issued June 2023 and principal due December 6th 2025 interest annually payable on December 6th	1,010.3	—
Debt acquired from Berliner Glas (ASML Berlin GmbH)	18.2	16.4
Long-term debt	4,687.6	**3,699.2**
Less: current portion of long-term debt	1,010.3	990.2
Non-current portion of long-term debt	3,677.3	**2,709.0**

All senior notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100% of their principal amount on the maturity date.

Our obligations to make principal repayments under our senior notes, short-term borrowings and other borrowing arrangements excluding interest expense as of December 31, 2025 are as follows:

€, in millions	Amount
2026	1,694.8
2027	751.8
2028	1.8
2029	751.8
2030	751.8
Thereafter	507.3
Total debt maturities	**4,459.3**

Eurobonds

The following table summarizes the carrying amount of our outstanding Eurobonds, including the fair value of interest rate swaps used to hedge the change in the fair value of the Eurobonds:

Year ended December 31 (€, in millions)	2024	2025
Amortized cost amount	4,736.9	3,740.3
Fair value interest rate swaps[1]	(67.5)	(57.5)
Carrying amount	4,669.4	**3,682.8**

1. The fair value of the interest rate swaps excludes accrued interest.

We use interest rate swaps to minimize the net interest exposure for the group by aligning the interest terms of the available cash and the interest-bearing debt. The fair value changes of these interest rate swaps are recorded on the Consolidated statement of financial position under derivative financial instruments and the carrying amount of the Eurobonds is adjusted for these fair value changes.

The following table summarizes the estimated fair value of our Eurobonds:

Year ended December 31 (€, in millions)	2024	2025
Principal amount	4,750.0	3,750.0
Carrying amount	4,669.4	3,682.8
Fair value[1]	4,561.8	3,590.8

1. Source: Bloomberg Finance LP.

The fair value of our Eurobonds is estimated based on quoted market prices as of December 31, 2025. The fair value deviates from the principal amount, due to changes in market interest rates and credit spreads since the issue of our Eurobonds, which carry a fixed coupon interest rate.

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Notes to the Consolidated financial statements (continued)

The following table summarizes changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes:

€, in millions	2024	2025
Balance at January 1	4,630.8	**4,687.6**
Cash flows	(2.3)	**(312.7)**
Non-cash changes:		
Fair value adjustments	53.8	**9.9**
Other	5.3	**6.1**
Balance at December 31	4,687.6	**4,390.9**

Debt acquired from Berliner Glas (ASML Berlin GmbH)

The loan of Berliner Glas (ASML Berlin GmbH) is a mortgage loan of €16.4 million with an annual interest rate of 0.5% repayable in 2034. Debt decreased compared to 2024, due to repayments made in 2025.

Lines of credit

We maintain an available committed credit facility of €1.5 billion as of December 31, 2025 (2024: €1.5 billion), with a group of banks. No amounts were outstanding under the committed credit facility at the end of 2025 and 2024. This facility has a maturity date of May 2030 with one uncommitted one year extension option extending the maturity to 2031. Outstanding amounts under this credit facility will bear an interest of Euribor plus a margin. The margin depends on our credit rating. In addition, there is a fee based on the utilization percentage of the facility.

ASML also has non-committed lines of credit available. These facilities provide ASML with the ability to request short-term unsecured loans from time to time for an aggregate amount not exceeding €3.0 billion. No amounts have been drawn under these lines of credit. Outstanding amounts under the non-committed facility will bear interest based on market conditions at the moment of drawdown.

Furthermore, ASML has non-committed guarantee facilities under which guarantees in the ordinary course of business, such as customs or rental guarantees, can be provided to third parties. These facilities also cover standby letters of credit, corporate credit cards and foreign exchange limits and are available in Euro, US dollar, Japanese yen and Taiwanese dollar. As of December 31, 2025 amounts of €40.5 million (2024: €44.1 million), JPY 10,200.0 million (2024: JPY 4,825.0 million) and TWD 268.7 million (2024: TWD 553.7 million) were utilized under these facilities.

Short-term borrowings

The €1.5 billion ECP program allows ASML to issue commercial paper up to 364 days in tenor, in a number of currencies. As of December 31, 2025, we had €693.0 million (2024: nil) outstanding under our €1.5 billion ECP program and the carrying amount was €691.7 million (2024: nil) with a weighted-average interest rate of 2.03%.

Finance income

Finance income is €223.0 million (2024: €182.4 million; 2023: €193.9 million). Income mainly relates to interest income on cash and cash equivalents.

Finance costs

Finance costs are €118.3 million (2024: €162.6 million; 2023: €152.7 million). The expenses mainly relate to interest expense on our short-term borrowings, Eurobonds and interest rate swaps.

17. Commitments and contingencies

Commitments

We have various contractual obligations, some of which are required to be recorded as liabilities in our Consolidated statement of financial position, including long-term debt, short-term borrowings and lease commitments. Other contractual obligations, including unconditional purchase obligations, are generally not required to be recognized as liabilities but are required to be disclosed.

Our contractual obligations as of December 31, 2025 can be summarized as follows:

Payments due by period (€, in billions)	Total	1 year	2 years	3 years	4 years	5 years	>5 years
Long-term debt and short-term borrowings obligations, including interest[1]	4.6	1.7	0.8	—	0.8	0.8	0.5
Lease obligations[2]	0.3	0.1	0.1	—	—	—	0.1
Purchase obligations	12.7	9.6	1.7	1.0	0.1	0.1	0.2
Total contractual obligations	**17.6**	**11.4**	**2.6**	**1.0**	**0.9**	**0.9**	**0.8**

1. Long-term debt obligations mainly relate to principal amounts and interest payments of our Eurobonds. For the amounts excluding interest expenses and for further details, see Note 16 Long-term debt, short-term borrowings, finance income and finance costs.
2. For further details, see Note 14 Right-of-use assets and lease liabilities.

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Notes to the Consolidated financial statements (continued)

We have purchase obligations toward suppliers in the ordinary course of business which mainly relate to goods and services for our operations and obligations relating to further expansion and upgrade of our facilities. The general terms and conditions of the agreements relating to the major part of our purchase obligations as of December 31, 2025, contain clauses that enable us to delay or cancel delivery of ordered goods and services up to the dates specified in the purchase agreements, in line with the timing of future sales. The terms and conditions that we normally agree with our suppliers give us additional flexibility to adapt our purchase obligations to our requirements in light of the cyclicality and technological developments inherent in the industry in which we operate.

Contingencies

ASML is subject to proceedings, litigation and other actual or potential claims, including those related to alleged or potential violation of laws and regulations. ASML's customers may be subject to claims of infringement from third parties alleging that the ASML equipment used by those customers in the manufacture of semiconductor products, and/or the methods relating to use of the ASML equipment, infringes one or more patents issued to those third parties. If these claims were successful, ASML could be required to indemnify such customers for some or all of the losses incurred or damages assessed against them as a result of that infringement.

In connection with any proceedings and claims, our management evaluates, based on the relevant facts and legal principles, the likelihood of an unfavorable (or favorable) outcome, and whether the amount of the loss (or gain) can be reasonably estimated. Judgment is required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs (or gains) associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, we may agree to settle or to terminate a claim or proceeding in which we believe that we would ultimately prevail where we believe that doing so, when taken together with other relevant commercial considerations, is more effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain.

As of December 31, 2025, management has determined that ASML does not have any material contingencies which are considered probable or reasonably possible for each year presented in our Consolidated statement of financial position.

18. Personnel expenses and employee information

Personnel expenses for all payroll employees were as follows:

Year ended December 31 (€, in millions)	2023	2024	2025
Wages and salaries	4,666.4	5,001.2	**5,460.2**
Social security expenses	410.5	468.4	**516.6**
Pension and retirement expenses	348.9	395.2	**433.7**
Share-based payments	134.8	172.6	**202.3**
Personnel expenses	5,560.6	6,037.4	**6,612.8**

The continued increase in personnel expenses is primarily attributable to higher average wages and salaries per FTE, reflecting our ongoing investment in talent to support the growth and expansion of our business.

Short-term incentive bonus plans

We offer annual performance-based STI bonus plans to our employees. Bonus payouts vary depending on job grade, plan type, and both company and individual performance. For employees excluding the Board of Management, the payout average is 17% of annual base gross salary. The 2025 STI bonus is accrued for as part of Accrued and other liabilities in the Consolidated statement of financial position and will be paid in the first quarter of 2026.

The STI bonus expenses for the (former) Board of Management and other employees were as follows:

Year ended December 31 (€, in millions)	2023	2024	2025
Board of Management	6.0	5.3	**7.3**
Former Board of Management[1]	—	1.0	**—**
Other employees	932.0	816.8	**951.0**
Total STI bonus expenses	938.0	823.1	**958.3**

1. On April 24, 2024, Peter T.F.M. Wennink and Martin A. van den Brink stepped down from their roles as Presidents of ASML and are, therefore, presented as former Board of Management in 2024.

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Notes to the Consolidated financial statements (continued)

The average number of payroll employees in FTEs was:

Average number of payroll employees in FTEs	2023	2024	2025
Netherlands	19,876	21,811	**22,801**
Worldwide (including Netherlands)	38,805	41,697	**43,267**

The total number of payroll and temporary employees as of December 31 in FTE per sector was:

Year ended December 31 (in FTE)	2023	2024	2025
Customer Support and Sales	10,790	10,344	**10,235**
Manufacturing and Supply Chain Management	9,954	11,341	**11,124**
Strategic Supply Management	2,033	1,965	**1,929**
General and Administrative	4,035	4,385	**4,473**
Research and Development	15,604	15,992	**16,448**
Total	42,416	44,027	**44,209**
Less: Temporary employees	2,107	1,241	**689**
Payroll employees	40,309	42,786	**43,520**

19. Employee benefits

Accounting policy

Contributions to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution plans where our obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

We maintain one multi-employer union-defined benefit pension plan and various other defined contribution pension plans covering a substantial number of our employees. ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan for the following reasons:

- *ASML is affiliated to an industry-wide pension fund and uses the pension scheme in common with other participating companies.*
- *Under the regulations of the pension plan, the only obligation these participating companies have toward the pension fund is to pay the annual premium liability. Participating companies are under no obligation whatsoever to pay off any deficits the pension plan may incur. Nor have they any claim to any potential surpluses.*

Our pension and retirement expenses for all employees for the years ended December 31, 2025, 2024 and 2023, were:

Year ended December 31 (€, in millions)	2023	2024	2025
Pension plan based on multi-employer union plan	244.4	276.3	**296.6**
Pension plans based on defined contribution and other plans	104.5	118.9	**137.1**
Pension and retirement expenses	348.9	395.2	**433.7**

The accrued pension premiums were €75.8 million as of December 31, 2025 and €75.9 million as of December 31, 2024.

Multi-employer union plan

In accordance with the collective bargaining agreements effective for the industry in which we operate, which have no expiration date, there are 23,711 eligible payroll employees in the Netherlands (54.5% of our total payroll FTEs) that participate in a multi-employer union plan. Our net periodic pension cost for this multi-employer union plan for any period is the amount of the required employer contribution for that period.

This multi-employer union plan is managed by PME (Stichting Pensioenfonds van de Metalektro) and this plan covers approximately 1,618 companies and approximately 184,847 contributing members. Every participating company contributes a premium that is based on the same contribution rate. This contribution rate can fluctuate yearly based on the coverage ratio of the multi-employer union plan. For 2025, the contribution percentage was 28.0% (2024: 28.0%, 2023: 28.0%). For 2025, our contribution to this multi-employer union plan (including the premiums paid by employees) was 19.5% (2024: 18.2%, 2023: 18.3%) of the total contribution to this plan. For 2026, we expect to contribute around €437.0 million to this plan (including the premiums paid by employees). The pension rights of each employee are based upon the employee's average salary during employment.

The PME multi-employer union plan monitors its risks on a global basis and is subject to regulation by Dutch governmental authorities. By Dutch law (the Dutch Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan's assets to its obligations. The coverage ratio is calculated by dividing the fund's capital by the total sum of pension liabilities and is based on actual market interest rates. The legally required minimal coverage ratio is 104.3% (2024: 104.3%). Compared to the previous year, the coverage ratio of PME increased to 125.3% as per December 31, 2025 (December 31, 2024: 113.1%), which is higher than the intended minimum coverage ratio of 118.1%. ASML has no obligation to pay any deficits the pension fund may incur, nor does it have any claim to any potential surpluses.

Other defined contribution and pension plans

We also participate in several other defined contribution pension plans (inside and outside the Netherlands), with our expenses for these plans equaling the employer contributions made in the relevant period.

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Notes to the Consolidated financial statements (continued)

Deferred compensation plans

For more senior US employees we have a non-qualified deferred compensation plan that allows them to defer a portion of their salary, bonus and commissions. The plan allows us to credit additional amounts to the participants' account balances. The participants divide their funds among the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least three years after deferral. Expenses were close to nil relating to this plan in 2025, 2024 and 2023. As of December 31, 2025, our liability under deferred compensation plans was €127.7 million (2024: €111.8 million). The related compensation plan assets are €129.9 million (2024: €113.1 million).

20. Share-based compensation

ASML has the following share-based compensation plans in place for its employees:

- Long-term incentive (LTI) bonus plans
- Option plans
- Employee Share Purchase Plan

Long-term incentive bonus plans

Our long-term incentive (LTI) bonus plans are governed by the Employee Umbrella Share Plan, effective since January 1, 2014, and is applicable to all employees. The primary objective of this plan is to attract, reward, and retain qualified and experienced professionals in a competitive international labor market. Equity incentives granted under this plan typically have a vesting period of 2.5-to-3 years and are subject to service and/or performance criteria.

Employees may be granted either service-based or performance-based share plans. Under service-based plans, shares are granted at the start and vest after a defined service period. Performance-based plans follow a similar structure but are conditionally granted and subject to company-specific performance criteria, which may include both market-based and non-market-based elements. These shares vest upon completion of the service period and achievement of the performance targets at the vesting date.

The General Meeting approved the adoption of the most recent Remuneration Policy for the Board of Management, including the number of shares to be issued. The updated policy outlines the target and maximum levels of the long-term incentive plans, associated performance measures, and payout zone percentages. Remuneration policies for employees are approved by the Board of Management. Additionally, the General Meeting authorized the Board of Management to issue and grant ordinary shares, set limits on restricting or excluding shareholders' pre-emption rights, and repurchase ordinary shares on behalf of the company within defined parameters.

The table below outlines the performance criteria and their respective weightings for the LTI performance plans granted in 2025.

LTI performance plan criteria	Market/Non-market element	Weight
Relative TSR	Market	25%
Strategic value drivers	Non-market	35%
Technology Leadership Index	Non-market	20%
ESG measures	Non-market	20%
Total		**100%**

Following the US executive order 14173, the non-financial ESG performance metrics were modified as follows:

- For the employees based in the US, the gender diversity performance measures are omitted, and an increased weighting is applied on the Employee engagement and Inclusion score (13.33%), and
- For the employees outside the US, the gender diversity performance measures are calculated excluding US employees.

All employees who are eligible for the LTI plan 2023-2025 and 2024-2026 will be impacted by this modification. There are no incremental fair value and no incremental compensation costs arising from the modifications.

Accounting policy

The fair value of the market-based element is measured at the grant date incorporating the expected vesting and expected value at vesting, using a tailored Monte Carlo simulation model. The fair value of the service plans and the non-market-based elements of the performance plans is the share price at grant date less the present value of expected dividends during the vesting period, as participants are not entitled to dividends payable during the vesting period. The likelihood of the conditions being met for service and non-market performance plans is assessed as part of the company's best estimate of the number of equity instruments that will ultimately vest.

Participants are entitled to a conditional grant of company shares upon awarding. Performance plans are subject to cliff vesting and are accounted for on a straight-line basis. Service-only plans are subject to graded vesting. Each installment of the plan is therefore accounted as a separate grant with a separate fair value. This means that each installment will be separately measured and attributed to expense over the related vesting period. Expenses for the market-based element are recognized during vesting at a fixed vesting level (as the vesting expectation is incorporated in the fair value) provided that all other performance conditions are met. Expenses for the non-market-based elements and service plans are recognized during vesting at expected vesting levels, which are updated during the vesting period as necessary, with a final update/adjustment at vesting date. All share-based remuneration expenses for equity-settled awards are recognized as personnel expense, with a corresponding entry in equity, during the vesting period of the award. Share-based remuneration expenses are included in the same income statement line or lines in the functional grouped Consolidated statement of profit or loss as the compensation paid to the employees receiving the stock-based awards.

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Notes to the Consolidated financial statements (continued)

The most important assumptions for the calculation of the fair value of shares for the LTI performance plans, which include market-based performance criteria, are set out in this table:

Year ended December 31	2023	2024	2025
Share price in € at grant date	620.1	707.1	**580.9**
Expected volatility ASML	46.2%	40.0%	**41.7%**
Average volatility of the peer group	50.0%	43.3%	**46.6%**
Vesting period	2.9 years	2.9 years	**2.7 years**
Dividend yield	0.9%	0.7%	**0.9%**
Risk free interest rate (Eurozone)	2.4%	2.4%	**1.8%**
Risk free interest rate (US)	3.9%	4.2%	**3.9%**

An overview of the incurred and expected expenses for the LTI plans are set out in the following table:

Year ended December 31 (€, in millions)	2023	2024	2025
Incurred expenses	134.8	172.6	**202.3**
Expected expenses of conditionally granted plans in future periods	187.2	246.1	**215.0**
Weighted average period for recognizing these expected expenses	1.6 years	1.5 years	**1.4 years**
Deferred tax asset movement (recognized as share-based payments in Equity)	5.0	9.5	**13.1**
Recognized income tax benefit (excluding excess income tax benefits)	16.3	28.2	**32.0**

Details with respect to shares granted and vested during the year are set out in the following table:

	EUR-denominated			USD-denominated		
Year ended December 31	2023	2024	2025	2023	2024	2025
Total fair value of shares vested during the year (in millions)	175.5	161.4	**139.4**	127.0	155.2	**166.6**
Weighted average fair value of shares granted	587.42	801.78	**636.49**	624.10	848.18	**660.67**

A summary of the status of conditionally outstanding shares as of December 31, 2025, and changes during the year ended December 31, 2025, is presented below:

	EUR-denominated		USD-denominated	
	Number of shares	Weighted average fair value at grant date	Number of shares	Weighted average fair value at grant date
Conditional shares outstanding at January 1, 2025	280,353	680.02	410,680	734.50
Granted	**261,198**	**636.49**	**279,674**	**660.67**
Vested	**(203,871)**	**650.87**	**(229,822)**	**711.06**
Forfeited	**(6,314)**	**632.69**	**(13,191)**	**714.28**
Conditional shares outstanding at December 31, 2025	**331,366**	**664.54**	**447,341**	**700.98**

Option plans

Since 2017, we no longer grant any options, but there are still outstanding options which may be exercised by employees.

Accounting policy

The grant-date fair value of stock options was estimated using a Black–Scholes option valuation model. This Black–Scholes model required the use of assumptions, including expected share price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in the model is determined, based on an index populated with euro-denominated European government agency bonds with high credit ratings and with a life equal to the expected life of the equity-settled share-based payments. Our option plans typically vest over a 3-year service period, with any unexercised stock options expiring 10 years after the grant date. Options granted have fixed exercise prices equal to the closing price of our shares listed at Euronext Amsterdam on grant date. The purchase of shares against the exercise price is settled with the employees involved through deductions on their salary and the issuance of shares upon exercising the stock options is deducted from our treasury shares.

Details with respect to stock options exercised and outstanding are set out in the following table:

	EUR-denominated			USD-denominated		
Year ended December 31	2023	2024	2025	2023	2024	2025
Weighted average share price at stock option exercise	613.03	834.48	**722.84**	678.41	911.23	**840.14**
Aggregate intrinsic value of exercised stock options (in millions)	8.1	10.2	**8.8**	4.8	8.2	**6.8**
Weighted average remaining contractual term of exercisable options (in years)	1.48	0.83	**0.32**	1.43	0.84	**0.30**
Aggregate intrinsic value of exercisable stock options (in millions)	19.7	11.4	**4.6**	15.9	8.2	**4.5**
Aggregate intrinsic value of outstanding stock options (in millions)	19.7	11.4	**4.6**	15.9	8.2	**4.5**

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Notes to the Consolidated financial statements (continued)

The number and weighted average exercise prices of stock options as of December 31, 2025, and changes during the year then ended are presented below:

	EUR-denominated		USD-denominated	
	Number of options	Weighted average exercise price per ordinary share (in €)	Number of options	Weighted average exercise price per ordinary share (in $)
Outstanding, January 1, 2025	19,336	87.48	13,734	95.58
Granted	—	—	—	—
Exercised	**(13,779)**	**87.04**	**(9,090)**	**94.62**
Forfeited	—	—	—	—
Expired	**(78)**	**93.03**	**(1)**	**88.10**
Outstanding, December 31, 2025	**5,479**	**88.52**	**4,643**	**97.47**
Exercisable, December 31, 2025	**5,479**	**88.52**	**4,643**	**97.47**

Details with respect to stock options exercised in the relevant year and outstanding stock options as of December 31, 2025, are set out in the following table:

EUR-denominated			USD-denominated		
Range of exercise prices (in €)	Number of outstanding options	Weighted average remaining contractual term of outstanding (years)	Range of exercise prices (in $)	Number of outstanding options	Weighted average remaining contractual term of outstanding (years)
80–90	3,569	0.19	80–90	—	0.00
90–100	1,910	0.56	90–100	2,976	0.15
100–110	—	0.00	100–110	1,667	0.56
Total	**5,479**	**0.32**	**Total**	**4,643**	**0.30**

Employee Share Purchase Plan

Additionally, we offer an Employee Share Purchase Plan to our payroll employees, except the Board of Management, which is excluded from participation in this plan. Through this plan, payroll employees are given the opportunity to buy our shares through their monthly paycheck. The maximum amount for which employees can participate in the plan amounts to 10.0% of their annual gross base salary. When employees retain the shares for a minimum of 12 months, ASML will pay out a 20.0% retention bonus in cash on the initial participation amount. This bonus is recorded as part of personnel expenses.

Accounting policy

The employee's entitlements to a bonus under employee share purchase plans are accounted for on an accrual basis. The shares for employee share purchase plans are issued on a quarterly basis and the share purchase price is based on the closing share price of our listed shares on grant date, which is the date after our quarterly filings. The purchased shares by employees are issued from our treasury shares.

In 2025, ASML received €142.3 million (2024: €124.0 million; 2023: €99.4 million) from issuance of shares for our employee share purchase plan.

21. Income taxes Accounting policy Income taxes represent the sum of the current tax position and deferred tax. The current tax position is based on taxable base for the year. Taxable base differs from results as reported in the Consolidated statement of profit or loss because it excludes items of income or charges that are taxable or deductible in prior or later years, for example timing differences between taxable base and financial results, and it further excludes items that are never taxable or deductible, for example permanent differences between taxable base and financial results. Our tax position is calculated using tax rates that have been enacted or substantively enacted at the Consolidated statement of financial position date. Deferred tax is recognized for the tax effect of operating loss and tax credit carry forwards as well as for tax consequences attributable to differences between the balance sheet carrying amounts of assets and liabilities and their respective tax basis. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit unless they give rise to equal taxable and deductible temporary differences. Recoverability of deferred tax assets is reviewed at each Consolidated statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the Consolidated statement of financial position date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which we expect, at the reporting date, to recover or settle the carrying amount of our assets and liabilities. Deferred tax assets and liabilities are offset on the Consolidated statement of financial position when there is a legally enforceable right to set off tax assets against tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle our tax assets and liabilities on a net basis. The Consolidated statement of profit or loss effect of interest and penalties relating to liabilities for tax positions subject to uncertainty over income tax treatment are included in income tax expense. Current and deferred tax are recognized as an expense or income in the Consolidated statement of profit or loss, except when they relate to items credited or debited directly to OCI or directly to equity, in which case the tax is also recognized directly in OCI or equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of our interest in the net fair value of the acquired entity’s identifiable assets and liabilities incurred or assumed over the cost of the business combination. The calculation of our tax liabilities involves uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax position is highly judgmental. However, we believe that we have adequately provided for tax positions subject to uncertainty over income tax treatment. Settlement of these uncertainties in a manner inconsistent with our expectations could have a material impact on our results of operations, financial condition and cash flows. We recognize a liability for tax positions subject to uncertainty over income tax treatment when it is probable that an outflow of economic resources will occur. Measurement of the liability for tax positions subject to uncertainty over income tax treatment is based on either the most likely amount method or the expected value method based on ASML’s best estimate of the underlying risk. Income taxes are affecting our Consolidated statement of profit or loss, Consolidated statement of comprehensive income and Consolidated statement of financial position. The disclosure of the income taxes is therefore split into: • Income tax expense • Liability for uncertain tax positions • Deferred taxes Income tax expense The components of income tax expense are as follows: Year ended December 31 (€, in millions) 2023 2024 2025 Current tax (1,463.3) (1,758.8) (2,018.5) Deferred tax (165.9) (58.9) (143.9) Income tax (expense) / benefit (1,629.2) (1,817.7) (2,162.4) STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 300 Consolidated financial statements Company financial statements Other information Appendices Definitions Notes to the Consolidated financial statements (continued)

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Notes to the Consolidated financial statements (continued)

Current and deferred tax (expense) / benefit can be further broken down into:

Year ended December 31 (€, in millions)	2023	2024	2025
Current year tax (expense) / benefit	(1,576.4)	(1,547.7)	**(2,016.1)**
Prior year tax (expense) / benefit	113.1	(211.1)	**(2.4)**
Current tax (expense) / benefit	(1,463.3)	(1,758.8)	**(2,018.5)**

Year ended December 31 (€, in millions)	2023	2024	2025
Changes to recognition of tax losses and tax credits	3.0	(24.9)	**(52.4)**
Prior year tax (expense) / benefit	(85.2)	93.1	**51.7**
Tax rate changes	2.8	—	**16.4**
Origination and reversal of temporary differences, tax losses and tax credits	(86.5)	(127.1)	**(159.6)**
Deferred tax (expense) / benefit	(165.9)	(58.9)	**(143.9)**

Above current year tax expense includes estimated Global Minimum Tax expense of €0.0 million (2024: 2.5 million) that can be broken out as follows:

Year ended December 31 (€, in millions)[3]	2024	2025
Top-up tax expense based on local QDMTT[1]	(0.3)	**—**
Top-up tax expense based on IIR[2]	(2.2)	**—**
Global Minimum Tax Total	(2.5)	**—**

1. QDMTT = qualifying domestic top-up tax.
2. IIR = Income Inclusion Rule.
3. Global Minimum Tax rules have only first become applicable as of 2024. As such, no reference for 2023 has been included.

The Dutch statutory income tax rate was 25.8% in 2025 (25.8% for 2024 and 25.8% for 2023). Tax amounts in other jurisdictions are calculated at the rates prevailing in the relevant jurisdictions.

The effective tax rate (ETR) decreased to 17.8% in 2025, compared to 18.3% in 2024. This reduction is primarily due to a correction for a historic tax position recognized in 2024 that pertained to multiple years, for which the underlying tax position has a lower impact in 2025.

The following table is a reconciliation of the Dutch statutory rate of 25.8% to the Company's effective tax rate for the year ended December 31, 2025. We updated the presentation for 2025[2] to provide and retain a similar view with our US GAAP report, while complying with the disclosure requirements of IAS 12 of EU-IFRS regulations. We use a separate disclosure threshold for reconciling items that individually or at aggregated jurisdiction level are equal or greater than 5% of expected total tax expense in case of using the Dutch domestic rate or are otherwise qualitatively material. These reconciling items are presented separately.

Year ended December 31 (€, in millions)	2025	%[1]
Income before income taxes	**12,158.7**	**100.0**
Income tax expense based on ASML's domestic rate	**(3,136.9)**	**25.8**
Foreign Tax Effects		
Other foreign jurisdictions		
Other	**(114.6)**	**0.9**
Netherlands		
Nontaxable or nondeductible items		
Adjustments in respect of tax incentives	**1,114.9**	**(9.2)**
Other nontaxable or nondeductible items	**(14.8)**	**0.1**
Other adjustments	**28.3**	**(0.2)**
Changes in the liability for uncertain tax positions	**(39.3)**	**0.3**
Income Tax Expense / Effective Tax Rate	**(2,162.4)**	**17.8**

1. As a percentage of income before income taxes.
2. Presentation for US GAAP was only first changed as of 2025. As such no 2024 and 2023 comparatives are presented above.

Explanatory notes on the 2025 reconciling items appear below the table presenting the effective tax rates for 2024 and 2023.

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Notes to the Consolidated financial statements (continued)

The following table is a reconciliation of the Dutch statutory rate of 25.8% to the Company's effective tax rate for the years ended December 31, 2023 and 2024 following prior years set up:

Year ended December 31 (€, in millions)	2023	%[1]	2024	%[1]
Income before income taxes	9,553.1	100.0%	9,956.9	100.0%
Income tax expense based on ASML's domestic rate	(2,464.7)	25.8 %	(2,568.9)	25.8 %
Effects of tax rates in foreign jurisdictions	5.3	(0.1)%	31.4	(0.3)%
Adjustments in respect of tax exempt income	1.4	— %	0.9	— %
Adjustments in respect of tax incentives	995.7	(10.4%)	892.5	(9.0)%
Adjustments in respect of prior years' current taxes	113.1	(1.2)%	(211.2)	2.1 %
Adjustments in respect of prior years' deferred taxes	(85.2)	0.9%	93.1	(0.9%)
Movements in the liability for uncertain tax positions	(62.9)	0.7%	(35.4)	0.4%
Global Minimum Tax	—	— %	(2.5)	— %
Change in unrecognized deferred tax assets	3.0	—%	(24.9)	0.3 %
Investments in associates	(42.6)	0.5%	(41.6)	0.5%
Effect of change in tax rates	2.8	— %	—	— %
Other (credits) and non-taxable items	(95.1)	1.0 %	48.9	(0.5)%
Provision for income taxes	(1,629.2)	17.1%	(1,817.7)	18.3%

1. As a percentage of income before income taxes.

The individual elements in these tables are explained in more detail below. While the explanations are based on the captures of the 2025 table, they also reference the corresponding items from the 2024 and 2023 table for context.

Income tax expense based on ASML's domestic rate

The income tax expense based on ASML's domestic rate is based on the Dutch statutory income tax rate. It reflects the income tax expense that would apply if our entire taxable income were subject to the Dutch statutory tax rate, with no tax incentives applied. No state or local taxes are applicable in the Netherlands.

Foreign tax effects

This category includes cumulative effect of the reconciling items applicable in the foreign (i.e. non-Dutch) jurisdictions where we operate. It includes the benefit of the R&D credits claimed at the level of our US group companies, the income tax expense relating to our investment in Carl Zeiss SMT Holding GmbH & Co KG as well as other items that individually do not meet the separate disclosure threshold. It includes non-deductible items, tax exempt income items, prior year adjustments, effects of differences in tax rates, valuation adjustments, Global Minimum Taxes and tax effects on intercompany elimination allocated to Foreign jurisdictions.

Netherlands – adjustment in respect of tax incentives

This category includes the impact of the reduced tax rate as a result of application of the Dutch Innovation Box, which is the only reconciling item exceeding the separate disclosure threshold. The innovation box is a facility under Dutch corporate tax law pursuant to which qualified income associated with R&D is subject to an effective tax rate of 9.0%. The innovation box benefit is determined according to Dutch laws and published tax policy, whereby for all years mentioned the application has been confirmed in agreements between ASML and the Dutch tax authorities. As of 2024 this agreement has been renewed, now being applicable for the years 2024 through 2028 assuming facts and circumstances do not change.

Decline in absolute amount of the 2024 benefit of tax incentives as compared to 2023 is driven by a lower innovation box allocation percentage applicable as of 2024 as compared to 2023.

Other nontaxable or nondeductible items

This category reflects the impact of permanent nontaxable or nondeductible items at the level of our group companies in the Netherlands that do not meet the separate disclosure threshold. It includes, amongst others, the effect of nondeductible withholding taxes, nondeductible shared-based compensation expenses and non-deductible employee related expenses.

Other Adjustments

The category 'Other adjustments' includes items relating to our group companies in The Netherlands that individually do not meet the separate disclosure threshold. It includes prior year adjustments and tax effects on intercompany elimination allocated to our Dutch operations.

2024 prior years' current taxes included a corrective tax expense in relation to a historic tax position.

In 2025 and 2024 there were no tax rate changes in the Netherlands with a revaluation impact. The tax rate change reflected for 2023 mainly related to revaluation of deferred tax positions of our Dutch fiscal unity following from the renewed innovation box agreement with the Dutch tax authorities.

Changes in the liability for uncertain tax positions

This category includes movements in our liability for uncertain tax positions for the world wide consolidated group. No netting with underlying tax positions has been applied.

In 2025, similar to prior years, the effective tax rate was impacted by movements in the liability for uncertain tax positions. The movement for 2025 is mainly driven by continued dialogues with Dutch and foreign tax authorities in the area of transfer pricing and the use of foreign tax credits. Additionally, some prior-year positions have been released as a result of the lapse of statute.

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Notes to the Consolidated financial statements (continued)

US Tax Reforms

The year-end tax positions also reflect the regulations of US Tax Reforms, thereby taking into account the guidance issued by the US government. Hereby the most recent guidance for the final FDII regulations has been applied. With regard to the global intangible low taxed income (GILTI) and base erosion and anti-abuse tax (BEAT) regulations, the decision has been taken to treat these as a period permanent item.

In 2022, the US enacted the CHIPS and Science Act, which, among other provisions, introduced a 25% investment tax credit for semiconductor manufacturing equipment. These credits are accounted for as reductions to capitalized Property, plant and equipment costs, rather than as income taxes.

Additionally, in 2022 the US enacted the Inflation Reduction Act (IRA), which, among other things, implemented a 15% minimum tax on book income of certain large corporations, a 1% excise tax on share buybacks, several clean energy provisions and additional funding for the IRS. Relevant tax aspects of the IRA have been assessed and included in our tax positions reported for 2025.

The same applies for the provisions of the One Big Beautiful Bill Act (OBBBA) that was enacted in 2025. Based on our current analysis, the OBBBA has no material impact on our Consolidated financial statements for 2025 and we do not believe it will have material impact for upcoming financial years.

Global Minimum Tax

ASML falls within the scope of the Organisation for Economic Co-operation and Development (OECD) global minimum tax rules. Global minimum tax legislation was enacted in the Netherlands, the jurisdiction in which ASML is incorporated, and came into effect from January 1, 2024.

ASML applies the exception to recognize and disclose information about deferred tax assets and liabilities related to Global minimum taxes, as provided in the amendments to IAS 12 issued in May 2023.

ASML recognized an estimated current tax expense related to Global minimum tax, amounting to €0.0 million (2024: 2.5 million).

Income taxes paid[1]

Jurisdiction / Year (€, in millions)	2025
Netherlands	(1,152.7)
United States	(171.1)
South Korea	(89.3)
China	(98.0)
Rest of World	(110.3)
Total	(1,621.4)

1. Presentation for US GAAP was only first changed as of 2025. As such no 2024 and 2023 comparatives are presented above.

Income taxes paid include withholding taxes paid on certain payments between group companies that qualify as income taxes within the scope of IAS 12. These withholding taxes have been presented as income taxes paid in the countries of remittance to the local tax authorities.

Liability for uncertain tax positions and deferred taxes

The liability for uncertain tax positions (including accrued interest and penalties) and total deferred tax position recorded on the Consolidated statement of financial position is as follows:

Year ended December 31 (€, in millions)	2024	2025
Liability for uncertain tax positions (included in current tax liabilities)	(240.2)	(175.9)
Deferred tax assets	2,168.6	1,811.6
Deferred tax liabilities	(492.7)	(444.9)
Deferred and other tax assets (liabilities)	1,435.7	1,190.8

Liability for uncertain tax positions

We have operations in multiple jurisdictions, where we are subject to the application of complex tax laws. Application of these complex tax laws may lead to uncertainties on tax positions. We aim to resolve these uncertainties in discussions with the tax authorities. We record uncertain tax positions in line with the requirements of IAS 12 / IFRIC 23, which requires us to estimate the potential outcome of any tax position. Our estimate for the potential outcome of any uncertain tax position is highly judgmental. We believe that we have adequately provided for uncertain tax positions. However, settlement of these uncertain tax positions in a manner inconsistent with our expectations could have a material impact on our Consolidated financial statements.

Consistent with the requirements of IAS 12 / IFRIC 23, as of December 31, 2025, the liability for uncertain tax positions (excluding interest and penalties) amounts to €161.6 million (2024: €200.1 million), which as of 2025 is classified as current tax liabilities. If released, these uncertain tax positions would positively affect our effective tax rate by approximately €175.9 million benefit (2024: €213.6 million benefit).

Interest and penalties related to the liability for uncertain tax positions amount to €14.3 million (2024: €40.1 million) and are included in the total liability position, as specified below. The impact on the Consolidated statement of profit or loss of accrued interest and penalties in 2025 amount to a benefit of €19.0 million (2024: 26.4 million benefit; 2023: 7.0 million expense). The following table is a reconciliation of the beginning and ending balance of the liability for uncertain tax positions : Year ended December 31 (€, in millions) 2024 2025 Balance, January (202.4) (200.1) Gross increases – tax positions in prior period (31.8) (35.1) Gross decreases – tax positions in prior period 27.4 46.5 Gross increases – tax positions in current period (67.7) (45.2) Settlements 69.9 60.3 Lapse of statute of limitations 6.5 0.8 Effect of changes in exchange rates (2.0) 11.2 Total liability for uncertain tax positions (200.1) (161.6) Balance of accrued interest and penalties (40.1) (14.3) Total liabilities for uncertain tax positions including interest and penalties (240.2) (175.9) We conclude our liability for uncertain tax positions to be appropriate. Based on the information currently available, we expect that only part of the liability for uncertain tax positions may be cash settled within the next 12 months. Settlements reported in 2025 mainly relate to an agreement reached with the Dutch tax authorities in relation to the use of foreign withholding tax credits. The settlements reported in 2024 mainly relate to an agreement reached with South Korean tax authorities in the area of transfer pricing. Increase in prior period and current period tax positions mainly relate to dialogues with the Dutch tax authorities in relation to Transfer Pricing and the use of foreign withholding tax credits. We file income tax returns in all jurisdictions where we operate, with the Netherlands, US, Taiwan, South Korea and China being the major jurisdictions. The years for which tax returns are still open for examination for respective jurisdictions are as follows: Jurisdictions Years Netherlands 2022 – 2025 US 2018 – 2025 Taiwan 2020 – 2025 South Korea 2022 – 2025 China 2015 – 2025 We are routinely subject to examinations and audits from tax and other authorities in the various jurisdictions in which we operate. We believe that adequate amounts of taxes and related interest and penalties have been provided for, and any adjustments as a result of examinations are not expected to have a material adverse effect. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 304 Consolidated financial statements Company financial statements Other information Appendices Definitions Notes to the Consolidated financial statements (continued)

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Notes to the Consolidated financial statements (continued)

Deferred taxes

The composition of total deferred tax assets and liabilities reconciled to the classification in the Consolidated statement of financial position is:

Deferred taxes (€, in millions)	January 1, 2025	Other	Consolidated Statement of Profit or Loss	Equity	Effect of changes in exchange rates	December 31, 2025
Deferred tax assets:						
Unrealized profits resulting from intercompany transactions	504.9	—	6.0	—	(10.3)	500.6
Capitalized R&D costs	193.0	—	(128.5)	—	(64.5)	—
Goodwill	79.8	—	5.3	—	—	85.1
R&D and other tax credit carry forwards	266.6	(9.7)	85.4	—	(30.2)	312.1
Inventories	95.5	—	(23.4)	—	(2.1)	70.0
Contract liabilities	1,046.0	—	16.8	—	(90.4)	972.4
Accrued and other liabilities	135.7	—	(9.0)	—	(13.2)	113.5
Operating loss carry forwards	1.1	—	49.0	—	1.0	51.1
Property, plant and equipment	11.4	—	2.7	—	(0.1)	14.0
Lease liabilities	25.4	—	(3.4)	—	(3.1)	18.9
Other intangible assets	107.0	—	(15.3)	—	(7.0)	84.7
Share-based payments	42.2	—	4.9	13.2	(3.5)	56.8
Other temporary differences	25.0	—	32.6		19.0	76.6
Total deferred tax assets, gross	2,533.6	(9.7)	23.1	13.2	(204.4)	2,355.8
Unrecognized deferred tax assets[1]	(242.6)	—	(52.4)	—	27.3	(267.7)
Total deferred tax assets, net	2,291.0	(9.7)	(29.3)	13.2	(177.1)	2,088.1
Deferred tax liabilities:						
Capitalized R&D costs	(446.4)	—	(111.1)	—	1.1	(556.4)
Other intangible assets	(46.0)	—	11.1	—	11.9	(23.0)
Goodwill	(45.7)	—	(8.0)	—	—	(53.7)
Inventories	—	—	—	—	—	—
Right-of-use assets	(25.4)	—	3.4	—	3.1	(18.9)
Property, plant and equipment	(36.1)	—	8.0	—	3.1	(25.0)
Accrued and other liabilities	(0.3)	—	(27.4)	—	0.6	(27.1)
Contract liabilities	—	—	—	—	—	—
Long-term debt	(1.3)	—	1.2	—	—	(0.1)
Other temporary differences	(13.9)	—	8.2	—	(11.5)	(17.2)
Total deferred tax liabilities	(615.1)	—	(114.6)	—	8.3	(721.4)
Net deferred tax assets (liabilities)	1,675.9	(9.7)	(143.9)	13.2	(168.8)	1,366.7
Classified as:						
Deferred tax assets – non-current	2,168.6					1,811.6
Deferred tax liabilities – non-current	(492.7)					(444.9)
Net deferred tax assets (liabilities)	1,675.9					1,366.7

1. Unrecognized deferred tax assets disclosed above relate to R&D and other tax credit carry forwards and operating loss carry forwards that may not be realized.

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Notes to the Consolidated financial statements (continued)

Deferred taxes (€, in millions)	January 1, 2024	Other	Consolidated Statement of Profit or Loss	Equity	Effect of changes in exchange rates	December 31, 2024
Deferred tax assets:						
Unrealized profits resulting from intercompany transactions	450.1	—	45.4	—	9.4	504.9
Capitalized R&D costs	285.9	—	(129.5)	—	36.6	193.0
Goodwill	65.0	—	14.8	—	—	79.8
R&D and other tax credit carry forwards	217.8	(9.7)	45.4	—	13.1	266.6
Inventories	61.4	—	31.6	—	2.5	95.5
Contract liabilities	959.8	—	39.9	—	46.3	1,046.0
Accrued and other liabilities	139.7	—	(6.6)	—	2.6	135.7
Operating loss carry forwards	3.9	—	(2.8)	—	—	1.1
Property, plant and equipment	29.2	—	(16.2)	—	(1.6)	11.4
Lease liabilities	28.7	—	(5.0)	—	1.7	25.4
Other intangible assets	119.3	—	(12.3)	—	—	107.0
Share-based payments	26.7	—	(0.3)	9.5	6.3	42.2
Other temporary differences	22.9	—	4.9	3.7	(6.5)	25.0
Total deferred tax assets, gross	2,410.4	(9.7)	9.3	13.2	110.4	2,533.6
Unrecognized deferred tax assets[1]	(206.7)	—	(24.9)	—	(11.0)	(242.6)
Total deferred tax assets, net	2,203.7	(9.7)	(15.6)	13.2	99.4	2,291.0
Deferred tax liabilities:						
Capitalized R&D costs	(345.8)	—	(100.6)	—	—	(446.4)
Other intangible assets	(52.0)	—	9.4	—	(3.4)	(46.0)
Goodwill	(38.5)	—	(7.2)	—	—	(45.7)
Inventories	(3.8)	—	3.7	—	0.1	—
Right-of-use assets	(28.7)	—	5.0	—	(1.7)	(25.4)
Property, plant and equipment	(13.6)	—	(22.7)	—	0.2	(36.1)
Accrued and other liabilities	(0.5)	—	0.2	—	—	(0.3)
Contract liabilities	(80.0)	—	80.0	—	—	—
Long-term debt	(1.6)	—	0.3	—	—	(1.3)
Other temporary differences	(3.8)	—	(11.4)	—	1.3	(13.9)
Total deferred tax liabilities	(568.3)	—	(43.3)	—	(3.5)	(615.1)
Net deferred tax assets (liabilities)	1,635.4	(9.7)	(58.9)	13.2	95.9	1,675.9
Classified as:						
Deferred tax assets – non-current	2,104.8					2,168.6
Deferred tax liabilities – non-current	(469.4)					(492.7)
Net deferred tax assets (liabilities)	1,635.4					1,675.9

1. Unrecognized deferred tax assets disclosed above relate to R&D and other tax credit carry forwards and operating loss carry forwards that may not be realized.

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Notes to the Consolidated financial statements (continued)

Operating loss carry forwards and tax credit carry forwards

The deferred tax assets from operating loss carry forwards, R&D credits and other tax credit carry forwards accounted for as per December 31, 2025, are largely derecognized. R&D and other tax credit carry forwards for the amount of €232.7 million have no expiration date. The remaining R&D and other tax credit carry forwards of €79.4 million have an expiration date between 2028 and 2045. For an amount of €212.6 million the operating losses carry forward have an expiration date between 2035 and 2045. The remaining operating loss carry forwards of €207.3 million have no expiration date.

Unrecognized deferred tax liability related to investments in foreign subsidiaries

ASML periodically reviews the capital structure of each group entity and may distribute retained earnings, repay capital or inject fresh capital, should the projected cash flows, freely available funds of the respective entity and capital adequacy requirements in the respective country allow/require for this. The tax implications of such distributions are dependent on local tax and accounting regulations applying at the moment of actual distribution, that can not practically be determined. At balance sheet date, no deferred tax liability has been recognized in respect of undistributed profit reserves of the foreign subsidiaries. This as we are able to control the timing of reversal of the temporary differences and we consider it not probable that the temporary difference will reverse in the foreseeable future. Except for some ad hoc dividend distributions that may take place in 2026 for some of our Asian group entities with expected limited tax impact. As per December 31, 2025, the aggregate amount of unrecognized temporary differences approximately amounts to €1,267.6 million (2024: €1,010.2 million).

22. Shareholders' equity

Share capital

ASML's authorized share capital amounts to €126.0 million and is divided into:

Type of shares	Number of shares	Nominal value	Votes per share
Cumulative preference shares	700,000,000	€0.09 per share	1
Ordinary shares	700,000,000	€0.09 per share	1

The issued and fully paid-up ordinary shares with a nominal value of €0.09 each were as follows:

As of December 31	2023	2024	2025
Issued ordinary shares with nominal value of €0.09	393,421,721	393,283,720	**385,417,665**
Issued ordinary treasury shares with nominal value of €0.09	6,162,857	546,972	**2,730,009**
Total issued ordinary shares with nominal value of €0.09	399,584,578	393,830,692	**388,147,674**

As of December 31, 2025, 87,904,216 ordinary shares were held by 316 registered holders with a registered address in the US. Since certain of our ordinary shares were held by brokers and nominees, the number of record holders in the US may not be representative of the number of beneficial holders, or of where the beneficial holders are resident.

Each ordinary share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend, but do not give entitlement to voting rights. Only those persons who hold shares directly in the share register in the Netherlands, held by us at our address at 5504 DR Veldhoven, De Run 6501, the Netherlands, or in the New York share register, held by JP Morgan Chase Bank, N.A., P.O. Box 64506, St. Paul, MN 55164-0506, United States, can hold fractional shares. Shareholders who hold ordinary shares through the deposit system under the Dutch Securities Bank Giro Transfer Act maintained by the Dutch central securities depository Euroclear Nederland or through the Depository Trust Company cannot hold fractional shares.

No cumulative preference shares have been issued. Each share carries one vote.

There are no special voting rights on the issued shares in our share capital.

There are currently no limitations, either under Dutch law or in our Articles of Association, on the transfer of ordinary shares in the share capital of ASML. Pursuant to our Articles of Association, the Supervisory Board's approval shall be required for every transfer of cumulative preference shares.

Issue and repurchase of (rights to) shares Our Board of Management has the power to issue ordinary shares and cumulative preference shares insofar as it has been authorized to do so by the General Meeting. The Board of Management requires approval of the Supervisory Board for such an issue. The authorization by the General Meeting can only be granted for a certain period not exceeding five years and may be extended for no longer than five years on each occasion. If the General Meeting has not authorized the Board of Management to issue shares, the General Meeting will be authorized to issue shares on the Board of Management’s proposal, provided that the Supervisory Board has approved such a proposal. Holders of our ordinary shares have a preemptive right, in proportion to the aggregate nominal amount they hold. This preemptive right may be restricted or excluded. Holders of ordinary shares do not have preemptive rights with respect to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting, the Board of Management has the power, subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares. At our 2025 AGM, the Board of Management was authorized from April 23, 2025, through October 23, 2026, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto, representing up to a maximum of 5% of our issued share capital at April 23, 2025, plus an additional 5% of our issued share capital at April 23, 2025, that may be issued in connection with mergers, acquisitions and/or (strategic) alliances. Our shareholders also authorized the Board of Management through October 23, 2026, subject to approval of the Supervisory Board, to restrict or exclude preemptive rights with respect to holders of ordinary shares up to a maximum of 5% of our issued share capital in connection with the general authorization to issue shares and/or rights to shares, plus an additional 5% in connection with the authorization to issue shares and/or rights to shares in connection with mergers, acquisitions and/or (strategic) alliances. We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and our Articles of Association. Any such repurchases are subject to the approval of the Supervisory Board and authorization by the General Meeting, which authorization may not be for more than18 months. At the 2025 Annual General Meeting (AGM), the Board of Management was authorized, subject to Supervisory Board approval, to repurchase through October 23, 2026, up to a maximum of 10% of our issued share capital at April 23, 2025, at a price between the nominal value of the ordinary shares purchased and 110% of the market price of these securities on Euronext Amsterdam or Nasdaq. ASML Preference Shares Foundation The ASML Preference Shares Foundation (Stichting Preferente Aandelen ASML) has been granted an option right to acquire cumulative preference shares in the share capital of ASML. The Foundation may exercise this Preference Share Option when, in the opinion of the Foundation’s Board of Directors, the interests of ASML, its business or its stakeholders are at stake, including in the event that: • a public bid for ASML’s shares has been announced or made, or there is a justified expectation that such a bid will be made without any agreement having been reached with ASML in relation thereto; or • an attempted exercise of voting rights by one or more shareholders, which in the opinion of the Foundation’s Board of Directors is materially in conflict with the interests of ASML, of its business or of its stakeholders. The Foundation’s objectives are to look after the interests of ASML and the enterprises maintained by and/or affiliated in a group with ASML, in such a way that ASML’s interests and those of enterprises and all parties concerned are safeguarded in the best possible way. The Foundation is responsible for ensuring that influences in conflict with these interests, which might affect the independence or the identity of ASML and those companies, are deterred to the best of the Foundation’s ability. The Foundation aims to realize its objects by acquiring and holding cumulative preference shares in our capital and by exercising the rights attached to these shares, particularly the voting rights. The Preference Share Option entitles the Foundation to acquire cumulative preference shares, whereby the aggregate nominal value of such cumulative preference shares may not exceed the aggregate nominal value of the ordinary shares issued at the time of exercise of the Preference Share Option. The subscription price for the cumulative preference shares shall be equal to nominal value. Only 25 percent of the subscription price will be payable upon issuance, with the remainder only being payable when called-up by ASML. Cancellation and repayment of issued cumulative preference shares by ASML requires authorization by the General Meeting, on a proposal to this effect made by the Board of Management and approved by the Supervisory Board. If the Preference Share Option is exercised and as a result cumulative preference shares are issued, we will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation at the Foundation’s request. In that case, we are obliged to effect the repurchase and respective cancellation as soon as possible. A cancellation will result in a repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. A repurchase of the cumulative preference shares can only take place when such shares are fully paid up. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 308 Consolidated financial statements Company financial statements Other information Appendices Definitions Notes to the Consolidated financial statements (continued)

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Notes to the Consolidated financial statements (continued)

If the Foundation does not request that we repurchase or cancel all cumulative preference shares held by the Foundation within 20 months of issuance of these shares, we will be required to convene a General Meeting for the purpose of deciding on a repurchase or cancellation of these shares.

The Foundation operates independently of ASML. Its Board of Directors comprises four independent members. Per December 31, 2025, its members were: Mr. Wim Pelsma, Mr. Sjoerd Vollebregt, Mr. Jos Streppel and Mr. Steven Perrick (who was replaced by Mr. Arnold Croiset van Uchelen effective January 1, 2026).

ASML has not established any other anti-takeover devices.

Other reserves

ASML is a company incorporated under Dutch Law. In accordance with the Dutch Civil Code, other reserves consist of legal reserves that have to be established in certain circumstances. The legal reserves consist of the hedging reserve, the currency translation reserve, the reserve for capitalized development expenditures, the other comprehensive income from associate and accumulated gain (loss) on equity investments. Legal reserves are not available for distribution to our shareholders. If any legal reserve has a negative balance, distributions to our shareholders are restricted to the extent of the negative balance.

Changes in other reserves during 2025 and 2024 were as follows:

(€, in millions)	Hedging reserve	Currency translation reserve	Reserve for capitalized development expenditures	Share of OCI from associate	Gain (loss) on equity investments	Total
Balance at January 1, 2024	(7.6)	151.3	3,191.5	33.0	—	3,368.2
Components of statement of comprehensive income:						
Share of OCI from associate	—	—	—	(12.1)	—	(12.1)
Foreign currency translation	—	93.0	—	—	—	93.0
Financial instruments, net of taxes:						
Gain (loss) on equity investments	—	—	—	—	—	—
Gain (Loss) on derivative financial instruments	38.2	—	—	—	—	38.2
Transfers to net income	(8.9)	—	—	—	—	(8.9)
Development expenditures	—	—	914.6	—	—	914.6
Currency translation on development expenditures	—	(1.5)	1.5	—	—	—
Balance at December 31, 2024	21.7	242.8	4,107.6	20.9	—	4,393.0
Components of statement of comprehensive income:						
Share of OCI from associate	**—**	**—**	**—**	**14.1**	**—**	**14.1**
Foreign currency translation	**—**	**(262.8)**	**—**	**—**	**—**	**(262.8)**
Financial instruments, net of taxes:						
Gain (loss) on equity investments	**—**	**—**	**—**	**—**	**416.0**	**416.0**
Gain (loss) on derivative financial instruments	**(88.4)**	**—**	**—**	**—**	**—**	**(88.4)**
Transfers to net income	**13.8**	**—**	**—**	**—**	**—**	**13.8**
Development expenditures	**—**	**—**	**757.4**	**—**	**—**	**757.4**
Currency translation on development expenditures	**—**	**8.8**	**(8.8)**	**—**	**—**	**—**
Balance at December 31, 2025	**(52.9)**	**(11.2)**	**4,856.2**	**35.0**	**416.0**	**5,243.1**

Exchange rate differences relating to the translation from our foreign subsidiaries into euro are recognized in the currency translation reserve. Gains and losses on hedging instruments that are designated as hedges of net investments in foreign operations are included in the currency translation reserve.

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Notes to the Consolidated financial statements (continued)

Hedging reserve represents hedging gains and losses on the effective portion of cash flow hedges.

Appropriation and determination of net income

Pursuant to our Articles of Association, dividends may be payable out of net income or retained earnings shown in the Company Financial Statements as adopted by our General Meeting, after payment first of (accumulated) dividends on any outstanding cumulative preference shares. At its discretion, however, subject to statutory provisions, the Board of Management may, with the prior approval of the Supervisory Board, distribute one or more interim dividends on the ordinary shares before the Financial Statements for any financial year have been adopted by the General Meeting. The Board of Management, with the approval of the Supervisory Board, may decide that all or part of our net income should be retained and not be made available for distribution to shareholders, except for dividends on the cumulative preference shares. Those net incomes that are not retained may be distributed to shareholders pursuant to a shareholders' resolution, provided that the distribution does not reduce equity below the amount of reserves required by Dutch law. Existing reserves that are distributable in accordance with Dutch law may be made available to the General Meeting for distribution upon a proposal by the Board of Management, subject to prior approval of the Supervisory Board. As regards cash payments, the rights to dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

ASML aims to provide a sustainable dividend per share that will grow over time, paid quarterly. On an annual basis, the Board of Management, upon prior approval from the Supervisory Board, submits a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year, taking into account any interim dividend distributions. The dividend proposal in any given year will be subject to availability of distributable profits, retained earnings and cash, and may be affected by, among other things, our view of potential future liquidity requirements including for investments in production capacity, working capital requirements, the funding of our R&D programs and acquisition opportunities that may arise from time to time, and future changes in applicable tax and corporate laws.

ASML intends to declare a total dividend for the year of 2025 of €7.50 per ordinary share, which is a 17.2% increase compared to the 2024 total dividend of €6.40 per ordinary share. Recognizing the interim dividends of €1.60 per ordinary share paid in August 2025, November 2025 and February 2026, this leads to a final dividend proposal to the General Meeting of €2.70 per ordinary share.

Dividends on ordinary shares are payable out of net income or retained earnings, as shown in our Financial statements as adopted by our AGM, after payment first of (accumulated) dividends out of net income on any issued cumulative preference shares.

The amount of net income that is not distributed as dividend will be appropriated to our retained earnings.

For more information, see articles 38 through 42 of our Articles of Association as published on our website.

Purchase of equity securities

In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements and other relevant factors.

On January 28, 2026 we announced a new share buyback program to be executed by December 31, 2028. ASML intends to repurchase shares of an amount up to €12 billion, of which we expect a total of up to 2.0 millions shares will be used to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. The share buyback program may be suspended, modified or discontinued at any time. The previous program finished in December 2025, pursuant to which we repurchased a total of €7.6 billion out of the up to €12.0 billion program.

In 2025, we repurchased 8,323,320 shares (2024: 574,925 shares) for a total consideration of €5,950.0 million (2024: €500.0 million). In 2025, we cancelled 5,683,018 shares (2024: 5,754,117 shares).

The following table provides a summary of shares repurchased by ASML in 2025:

Period	Total number of shares purchased	Average price paid per Share (€)	Total number of shares purchased under programs	Maximum value of shares that may yet be purchased (€ millions)
January 1 – 31, 2025	181,400	714.60	181,400	10,170.4
February 1 – 28, 2025	1,819,703	712.36	2,001,103	8,874.1
March 1 – 31, 2025	2,067,246	658.42	4,068,349	7,513.0
April 1 – 30, 2025	1,390,673	583.36	5,459,022	6,701.7
May 1 – 31, 2025	398,170	648.62	5,857,192	6,443.4
June 1 – 30, 2025	385,453	669.72	6,242,645	6,185.3
July 1 – 31, 2025	200,024	676.40	6,442,669	6,050.0
August 1 – 31, 2025	—	—	6,442,669	6,050.0
September 1 – 30, 2025	—	—	6,442,669	6,050.0
October 1 – 31, 2025	483,439	897.81	6,926,108	5,616.0
November 1 – 30, 2025	816,582	885.88	7,742,690	4,892.6
December 1 – 31, 2025	580,630	934.45	8,323,320	4,350.0
Total	8,323,320	714.86

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Notes to the Consolidated financial statements (continued)

23. Net income per ordinary share

Basic net income per ordinary share is calculated by dividing net income by the weighted average number of ordinary shares outstanding for that period.

The dilutive effect is calculated using the treasury stock method by dividing net income by the weighted average number of ordinary shares outstanding for that period plus shares applicable to options and conditional shares (dilutive potential ordinary shares). The calculation of diluted net income per ordinary share does not assume exercise of options when exercise would be anti-dilutive. Excluded from the diluted weighted average number of shares outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock from the ordinary shares.

The basic and diluted net income per ordinary share has been calculated as follows:

Year ended December 31 (€, in millions, except per share data)	2023	2024	2025
Net income	8,115.2	8,349.0	**10,213.0**
Weighted average number of shares outstanding	393.8	393.3	**388.5**
Basic net income per ordinary share	20.61	21.23	**26.29**
Weighted average number of shares outstanding	393.8	393.3	**388.5**
Plus shares applicable to options and conditional shares	0.3	0.3	**0.4**
Diluted weighted average number of shares	394.1	393.6	**388.9**
Diluted net income per ordinary share	20.59	21.21	**26.26**

24. Vulnerability due to certain concentrations

We rely on outside vendors for components and subassemblies used in our systems, including the design thereof, each of which is obtained from a single supplier or a limited number of suppliers. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, reduced control over pricing, and the risk of untimely delivery of these components and subassemblies.

25. Financial risk management

We are exposed to certain financial risks, such as foreign currency risk, interest rate risk, credit risk, liquidity risk and capital risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on our financial performance. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets.

A key element within our risk management program is our long-held prudent financing policy, which is based on three foundational elements:

- Liquidity: Maintain sufficient liquidity to ensure continued business growth and to provide a buffer for cash flow volatility
- Capital structure: Maintain a capital structure that targets a solid investment-grade credit rating
- Cash return: Provide a sustainable dividend per share that will grow over time, paid quarterly, while returning excess cash to shareholders through share buybacks or capital repayment

We use derivative financial instruments to hedge certain risk exposures. None of these transactions are entered into for trading or speculative purposes. We use market information to determine the fair value of our derivative financial instruments.

Foreign currency risk management

Our Consolidated financial statements are expressed in euros. Accordingly, our results of operations are exposed to fluctuations in exchange rates between the euro and other currencies. Changes in currency exchange rates can result in losses in our Consolidated financial statements. We are exposed to fluctuations in the exchanges rates of the US dollar, Japanese yen, the Taiwanese dollar, the South Korean won and the Chinese yuan, in relation to the euro. We incur costs of sales predominantly in euros with portions also denominated in US and Taiwanese dollars. A small portion of our operating results are driven by movements in currencies other than the euro, US dollar, Japanese yen, South Korean won, Taiwanese dollar or Chinese yuan.

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Notes to the Consolidated financial statements (continued)

Foreign currency sensitivity

The following table details our sensitivity to a 10.0% strengthening of foreign currencies against the euro. The sensitivity analysis includes foreign currency denominated monetary items outstanding and adjusts their translation at the period end for a 10.0% strengthening in foreign currency rates. A positive amount indicates an increase in net income or equity.

Year ended December 31 (€, in millions)	2024		2025	
	Impact on net income	Impact on equity	Impact on net income	Impact on equity
US dollar	10.3	81.3	1.1	88.2
Japanese yen	(30.4)	(0.4)	(23.2)	7.4
Taiwanese dollar	(7.9)	—	(2.3)	—
South Korean won	(11.4)	—	21.8	—
Chinese yuan	1.7	—	(1.2)	—
Other currencies	(0.8)	—	2.2	—
Total	(38.5)	80.9	(1.6)	95.6

It is our policy to limit the effects of currency exchange rate fluctuations on our Consolidated statement of profit or loss. The impact on net income reflects our net exposure to currencies other than the euro at year end 2025. The negative effect on net income as presented in the table above for 2025 is mainly attributable to timing differences between the arising and hedging of exposures.

The effects of the fair value movements of cash flow hedges entered into for US dollar and Japanese yen transactions are recognized in equity. The effect on 2025 compared to 2024 for both US dollar and Japanese yen is mainly the result of the change in outstanding cash flow hedges.

A 10.0% weakening of the foreign currencies against the euro, would have an approximately equal but opposite effect on net income and equity.

Foreign currency risk policy

It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions. We hedge these exposures through the use of forward foreign exchange contracts.

Foreign exchange contracts

The following table details the notional principal amounts of the outstanding forward foreign exchange contracts.

Year ended December 31 (in billions)	2024	2025
US dollar (USD)	1.0	1.6
Japanese yen (JPY)	1.1	39.7
Taiwanese dollar (TWD)	27.6	18.0
South Korean won (KRW)	66.4	144.9
Chinese yuan (CNY)	1.1	1.1

The hedged highly probable forecasted transactions denominated in foreign currency are expected to occur at various dates during the coming 12 months. Gains and losses recognized in other comprehensive income (OCI) on forward foreign exchange contracts included in a hedge relationship will be recognized in the Consolidated statement of profit or loss in the period during which the hedged forecasted transactions affect the Consolidated statement of profit or loss.

In 2025, we recognized a transfer to net income of €13.8 million loss (2024: €8.9 million gain; 2023: €0.6 million loss) in the Consolidated statement of profit or loss resulting from effective cash flow hedges for forecasted sales and purchase transactions that occurred in the year. Furthermore, we recognized a net amount of €65.1 million gain in the Consolidated statement of profit or loss resulting from derivative financial instruments measured at fair value through profit or loss (2024: €31.4 million gain; 2023: €52.4 million gain), which is mainly offset by the revaluation of the hedged monetary items.

OCI balance unrealized gains and losses on financial instruments from foreign exchange contracts

The following table details the anticipated outstanding accumulated unrealized gains and losses in OCI from financial instruments for both foreign currency denominated forecasted purchase and sales transactions. All amounts related to the purchase transactions are expected to be released over the next 12 months and will offset the euro equivalent of foreign currency denominated forecasted purchase transactions.

Year ended December 31 (€, in millions)	2023	2024	2025
Purchase transactions	(8.9)	25.6	(62.5)
Net of taxes	(7.6)	21.7	(52.9)

The effectiveness of all contracts for which we apply hedge accounting is monitored on a quarterly basis. Potential sources of hedge ineffectiveness primarily arise from mismatches in nominal amounts or differences in the timing of settlement between derivative instruments and the underlying exposures. During 2025, 2024 and 2023, no ineffective hedge relationships were recognized.

Interest rate risk management We have interest-bearing assets and liabilities that expose us to fluctuations in market interest rates, managed through interest rate swaps. Interest rate sensitivity The sensitivity analysis below has been determined based on the exposure to interest rates for both derivative financial and non-derivative financial instruments at the Consolidated statement of financial position date, with the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. The table below shows the effect of a 100 basis point increase in interest rates on our net income and equity. A positive amount indicates an increase in net income and equity. Year ended December 31 (€, in millions) 2024 2025 Impact on net income Impact on equity Impact on net income Impact on equity Effect of a 100 basis point increase in interest rates 94.9 — 106.7 — The positive effect on net income mainly relates to our total amount of cash and cash equivalents and short-term investments being higher than our total floating debt position, which is excluding the Eurobonds issued in 2020. A 100 basis point decrease in interest rates would have an approximately equal but opposite effect on net income and equity. Hedging policy interest rates We use interest rate swaps to minimize the net interest exposure for the group by aligning the interest terms of the available cash and the interest-bearing debt. There may be residual interest rate risk to the extent the asset and liability positions do not fully offset. Interest rate swaps The notional principal amount of the outstanding interest rate swap contracts as of December 31, 2025 was €2.3 billion (2024: €3.3 billion). During 2025, these outstanding hedges were highly effective in hedging the fair value exposure to interest rate movements. We did not enter into interest rate swaps in connection with the Eurobonds issued in 2020. Credit risk management Financial instruments that potentially subject us to a significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, derivative financial instruments used for hedging activities, Accounts receivable, Finance receivables and Loans receivables. Cash and cash equivalents, short-term investments and derivative financial instruments contain an element of risk of the counterparties being unable to meet their obligations. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets. We invest our cash and cash equivalents and short-term investments in short-term deposits with financial institutions that have investment-grade credit ratings and in government and government-related bodies that have investment-grade credit ratings and in money market and other investment funds that invest in high-rated debt securities. To mitigate the risk that our counterparties in hedging transactions are unable to meet their obligations, we enter into transactions with a limited number of major financial institutions that have investment-grade credit ratings and closely monitor their creditworthiness. All credit ratings are rated by credit rating institutions like Standard & Poor’s, Moody’s or Fitch. Concentration risk is mitigated by limiting the exposure to each of the individual counterparties. Our customers consist of integrated circuit manufacturers located throughout the world. We perform ongoing credit evaluations of our customers’ financial condition. We mitigate credit risk through additional measures, including the use of down payments, letters of credit and contractual ownership retention provisions. Retention of ownership enables us to recover the systems in the event a customer defaults on payment. See discussion of Loans receivable in Note 26 Related parties. Liquidity risk management Our principal sources of liquidity consist of cash and cash equivalents, short-term investments and available credit facilities, with the objective of maintaining sufficient liquidity to ensure continued business growth and to provide a buffer for cash flow volatility. In addition, we may from time to time raise additional funding in debt and equity markets. We seek to ensure that our principal sources of liquidity will be sufficient to satisfy our liquidity requirements at all times. Our liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, and some of which relate to uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with our other sources of liquidity, are sufficient to satisfy our requirements, including our expected capital expenditures, R&D expenses and debt servicing. We intend to return cash to our shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buybacks or capital repayment. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 313 Consolidated financial statements Company financial statements Other information Appendices Definitions Notes to the Consolidated financial statements (continued)

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Notes to the Consolidated financial statements (continued)

Our liquidity analysis of derivative financial instruments is as follows:

	Total	< 1 year	1-3 years	3-5 years	After 5 years
Cash outflows					
Currency contracts	4,820.5	4,820.5	—	—	—
Interest rate swaps	155.1	64.5	38.7	29.4	22.5
Cash inflows					
Currency contracts	4,809.0	4,809.0	—	—	—
Interest rate swaps	107.2	34.0	33.4	20.5	19.3

For interest rate swaps included in above table the amounts disclosed have been determined by reference to the projected interest rates as illustrated by the yield curves as at December 31, 2025. For more information on our contractual obligations, including the liquidity analysis in relation to our borrowings, see Note 17 Commitments and contingencies. Additionally, other financial liabilities (including Accounts payable) are expected to be settled within one year.

Capital risk management

Our objectives when managing our capital structure are to safeguard our ability to satisfy our capital providers by maintaining a capital structure that ensures liquidity and supports a solid investment-grade credit rating. The capital structure includes both debt and the components of equity, in accordance with both US GAAP and EU-IFRS. The capital structure is mainly altered by, among other things, our financial results, adjusting the amount of dividends paid to shareholders, the amount of share buybacks or capital repayment and any changes in the level of debt. Our capital structure is formally reviewed with the Supervisory Board each year in connection with our updated long-term financial plan and relevant scenarios. The outcome of this year's review confirmed that we should maintain our existing financing policy in relation to our capital structure.

Our current credit rating from Moody's is A1 (Stable). This rating was upgraded in November 2025 from A2.
Our current credit rating from Fitch is A+ (Stable). This rating was upgraded in May 2024 from A.

Supplier finance program

We have a supplier finance program in place. We pay the full invoice amount on the original maturity date (for the vast majority 60 days after end of month) to a third party. Suppliers can choose to request early payment from the third party. The program can be terminated by the third party or by us with a notice period of 30 business days.

The amount of the obligations outstanding that we have confirmed as valid to the third party as of December 31, 2025 was €326.5 million (2024: €344.8 million) and is included in Accounts payable.

Carrying amount of liabilities part of the arrangement (Year ended December 31 (€, in millions))	2024	2025
Presented in Accounts payable	344.8	**326.5**
of which suppliers have been paid by finance providers	254.7	**326.5**

	Days after invoice date	
Range of payment due dates (Year ended December 31)	Year-end 2024	Year-end 2025
Liabilities that are part of the arrangement	14-90	**14-90**
Comparable trade payables that are not part of an arrangement	0-90	**0-90**

Financial instruments

Accounting Policy

Financial assets

There are three principal classification categories for financial assets: (1) measured at amortized cost, (2) fair value through other comprehensive income and (3) fair value through profit or loss. The classification of a financial asset is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Hybrid financial instruments (derivatives embedded contracts where the host is a financial asset) are assessed as a whole for classification.

Financial assets at fair value through other comprehensive income

For details on the accounting policy principles of this category, reference is made to Note 9 Equity investments.

Financial assets at amortized cost

Financial assets at amortized cost are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the Consolidated statement of financial position date. These are classified as non-current assets. Our Financial assets at amortized comprise of accounts receivable, finance receivables, other assets, cash and cash equivalents (excluding investments in money market funds, which are classified as financial assets at fair value through profit and loss) and other non-current and current assets in the Consolidated statement of financial position.

Financial assets at amortized cost are initially measured at fair value and subsequently at amortized cost using the effective interest rate method.

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Notes to the Consolidated financial statements (continued)

We assess at each Consolidated statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss and fair value through other comprehensive income, are assessed using an 'expected credit loss' (ECL) model at each Consolidated statement of financial position date. In accordance with the model we allocate a probability of loss to each financial asset, based on data that is determined to be predictive of the risk of loss and applying experienced credit judgment. These probabilities of default are defined using quantitative factors that are indicative of the risk of default and are aligned to information from Bloomberg L.P.

Impairment on cash and cash equivalents, short term investments and finance receivables have been measured on the 12-month expected loss basis and reflects the short maturities of the exposures. We consider our cash and cash equivalents, short term investments and finance receivables to have a low credit risk based on the external credit ratings of the counterparties. Impairment on trade receivables have been measured on the lifetime expected loss basis.

Financial liabilities and equity instruments issued by ASML

Financial liabilities and equity instruments issued by ASML are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Financial liabilities are either classified as financial liabilities at fair value through profit or loss or other financial liabilities. An equity instrument is any contract that evidences a residual interest in the assets of ASML after deducting all of its liabilities. Equity instruments issued by ASML are recorded at fair value, net of direct issue costs.

Financial liabilities at fair value through profit or loss are stated at fair value with any resultant gain or loss recognized in the Consolidated statement of profit or loss.

Other financial liabilities (including loans, borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method.

The classification of these financial instruments is:

Year ended December 31, 2025 (€, in millions)	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Total
Assets as per statement of financial position date				
Derivative financial instruments	33.6	—	—	33.6
Contract assets	—	—	440.6	440.6
Accounts receivable	—	—	3,023.0	3,023.0
Finance receivables	—	—	626.8	626.8
Other non-current and current assets	—	—	2,080.7	2,080.7
Equity investments	—	1,736.7	—	1,736.7
Short-term investments	405.9	—	—	405.9
Cash and cash equivalents	6,222.2	—	6,693.8	12,916.0
Loans receivable	—	—	1,919.9	1,919.9
Total	6,661.7	1,736.7	14,784.8	23,183.2

Year ended December 31, 2024 (€, in millions)	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Total
Assets as per statement of financial position date				
Derivative financial instruments	96.5	—	—	96.5
Contract assets	—	—	320.6	320.6
Accounts receivable	—	—	4,477.5	4,477.5
Finance receivables	—	—	399.8	399.8
Other non-current and current assets	—	—	2,254.4	2,254.4
Equity investments	—		—	—
Short-term investments	5.4	—	—	5.4
Cash and cash equivalents	6,379.2	—	6,356.7	12,735.9
Loans receivable	—	—	1,456.7	1,456.7
Total	6,481.1	—	15,265.7	21,746.8

Year ended December 31, 2025 (€, in millions) Financial liabilities at fair value through profit or loss Other financial liabilities Total Liabilities as per statement of financial position date Long-term debt1 and short-term borrowings — 4,390.9 4,390.9 Derivative financial instruments 93.0 — 93.0 Accrued and other liabilities — 2,906.5 2,906.5 Accounts payable — 3,521.8 3,521.8 Total 93.0 10,819.2 10,912.2 Year ended December 31, 2024 (€, in millions) Financial liabilities at fair value through profit or loss Other financial liabilities Total Liabilities as per statement of financial position date Long-term debt1 — 4,687.6 4,687.6 Derivative financial instruments 113.6 — 113.6 Accrued and other liabilities — 3,032.5 3,032.5 Accounts payable — 3,498.5 3,498.5 Total 113.6 11,218.6 11,332.2 1. Long-term debt includes our Eurobonds. Because the Eurobonds serve as hedged item in a fair value hedge relationship, the carrying amount is adjusted for fair value changes as a result of changes in market interest rates. See Note 16 Long-term debt, short-term borrowings, finance income and finance costs. The carrying amounts of the accounts receivable, finance receivables and other assets approximate their fair value. The amounts reflected above represent our maximum exposure to credit risk for financial assets. Accounting Policy – Derivative financial instruments and hedging activities We measure all derivative financial instruments based on fair values derived from level 2 input criteria. We adopt hedge accounting for hedges that are highly effective in offsetting the identified hedged risks taking into account required effectiveness criteria. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and subsequently remeasured. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. We designate derivatives as one of the following: • A hedge of an exposure relating to changes in the fair value of a recognized asset or liability, that is attributable to a particular risk (fair value hedge) • A hedge of an exposure relating to the variability in the cash flows of a recognized asset or liability, or of a forecasted transaction, that is attributable to a particular risk (cash flow hedge) • A hedge of the foreign currency exposure relating to a net investment in a foreign operation (net investment hedge) We assess at the inception of the transaction the relationship between hedging instruments and hedged items, as well as our risk management objectives and strategy for undertaking various hedging transactions. We also assess, both at hedge inception and on an ongoing basis, whether derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The cash flows resulting from the derivative financial instruments are classified in the Consolidated statement of cash flows according to the nature of the hedged item STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 316 Consolidated financial statements Company financial statements Other information Appendices Definitions Notes to the Consolidated financial statements (continued)

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Notes to the Consolidated financial statements (continued)

Fair value hedge

Changes in the fair value of a derivative financial instrument that is designated and qualified as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in the Consolidated statement of profit or loss. We designate foreign currency hedging instruments as a hedge of the fair value of a recognized asset or liability in non-functional currencies.

Hedge accounting is discontinued when we revoke the hedging relationship, or the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to the Consolidated statement of profit or loss from that date.

Interest rate swaps that are being used to hedge the fair value of fixed loan coupons payable are designated as fair value hedges. The change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly. The gain or loss relating to the ineffective portion of interest rate swaps hedging fixed loan coupons payable is recognized in the Consolidated statement of profit or loss as finance costs or finance income.

Cash flow hedge

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve. The effective portion of changes in the fair value of the derivative that is recognized in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

When the hedged forecast transaction subsequently results in the recognition of a non-financial item such as inventory, the amount accumulated in the hedging reserve and the cost of hedging reserve is included directly in the initial cost of the non-financial item when it is recognized.

For all other hedged forecast transactions, the amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit and loss in the same period or periods during which the hedged expected future cash flows affect profit and loss.

Fair values of the derivatives

The following table summarizes the notional amounts and estimated fair values of our derivative financial instruments:

Year ended December 31 (€, in millions)	2024		2025	
	Notional amount	Fair value	Notional amount	Fair value
Forward foreign exchange contracts	240.6	44.5	755.8	(11.5)
Interest rate swaps	3,250.0	(61.6)	2,250.0	(47.9)

The following table summarizes our derivative financial instruments per category:

Year ended December 31 (€, in millions)	2024		2025	
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps – fair value hedges	9.3	70.9	0.2	48.1
Forward foreign exchange contracts – cash flow hedges	31.5	0.1	0.9	21.6
Forward foreign exchange contracts – no hedge accounting	55.7	42.6	32.5	23.3
Total	96.5	113.6	33.6	93.0
Less non-current portion:				
Interest rate swaps — fair value hedges	—	29.3	—	19.9
Total non-current portion	—	29.3	—	19.9
Total current portion	96.5	84.3	33.6	73.1

The fair value part of a hedging derivative financial instrument that has a remaining term of 12 months or less after Statement of financial position date is classified as current asset or liability. When the fair value part of a hedging derivative has a term of more than 12 months after Statement of Financial Position date, it is classified as non-current asset or liability.

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows:

- Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.
- Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
- Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

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Notes to the Consolidated financial statements (continued)

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). A financial instrument's fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy. For assets and liabilities that are recognized at fair value on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Financial assets and financial liabilities measured at fair value on a recurring basis

Investments in money market funds (included in our cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities.

Our short-term investments consist of deposits with original maturities to the entity holding the investments longer than three months and one year or less at the date of acquisition with financial institutions that have investment-grade credit ratings. The fair value of the deposits is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis.

The fair value of the equity investment in Mistral AI was determined using a venture capital valuation method. This method reflects Mistral AI's current stage of development and overall growth phase of the industry in which it operates, and incorporates assumptions such as expected market growth and related market share, range of peer companies revenue multiples, expected time to exit and venture capital target return. These assumptions involve estimation uncertainty and could result in a significant remeasurement of the carrying amount within the next financial year. The fair value of the equity investment increases (decreases) when expected market growth, market share, or peer companies' revenue multiples increase (decrease), and decreases (increases) when the venture capital target return or estimated time to exit increase (decrease). Multiple favorable or unfavorable changes may occur simultaneously, as these assumptions may be interrelated. Accordingly, simultaneous favorable changes could significantly magnify the fair value, whereas unfavorable changes across inputs could have a negative effect.

Under the venture capital valuation method, expected market growth and market share (applying a business expansion rate of approximately 60%, which reflects market consensus on AI sector growth rate together with Mistral AI's expected scaling trajectory), peer companies revenue multiples (range from 13.7 to 108.9 at the valuation date), and venture capital target return (range from 30% to 50%, which reflects the level of risk associated with growth-stage companies) are assumed to have a more than insignificant impact on the fair value of the equity investment and are therefore treated as key unobservable inputs.

The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgment.

The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the net present value technique which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.

The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the net present value technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.

Three out of five of our outstanding Eurobonds, with a combined principal amount of €2.25 billion, serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. For two out of five of our outstanding Eurobonds, with a combined principal amount of €1.5 billion, no hedging is applied. The fair value changes of the interest rate swaps are recorded on the Consolidated statement of financial position under derivative financial instruments and the carrying amounts of the Eurobonds are adjusted for the effective portion of these fair value changes only. For the actual aggregate carrying amount and the fair value of our Eurobonds, see Note 16 Long-term debt, short-term borrowings, finance income and finance costs.

The following tables present our financial assets and financial liabilities that are measured at fair value on a recurring basis and the assets and liabilities for which the fair value is only disclosed:

Year ended December 31, 2025 (€, in millions)	Level 1	Level 2	Level 3	Total
Assets measured at fair value				
Derivative financial instruments[1]	—	33.6	—	33.6
Money market funds[2]	6,222.2	—	—	6,222.2
Equity investments	—	—	1,736.7	1,736.7
Short-term investments[3]	—	405.9	—	405.9
Total	6,222.2	439.5	1,736.7	8,398.4
Liabilities measured at fair value				
Derivative financial instruments[1]	—	93.0	—	93.0
Assets and Liabilities for which fair values are disclosed				
Loans receivable	—	—	1,848.9	1,848.9
Long-term debt[4]	3,590.8	—	—	3,590.8

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Notes to the Consolidated financial statements (continued)

Year ended December 31, 2024 (€, in millions)	Level 1	Level 2	Level 3	Total
Assets measured at fair value				
Derivative financial instruments[1]	—	96.5	—	96.5
Money market funds[2]	6,379.2	—	—	6,379.2
Short-term investments[3]	—	5.4	—	5.4
Total	6,379.2	101.9	—	6,481.1
Liabilities measured at fair value				
Derivative financial instruments[1]	—	113.6	—	113.6
Assets and Liabilities for which fair values are disclosed				
Loans receivable	—	—	1,339.4	1,339.4
Long-term debt[4]	4,561.8	—	—	4,561.8

1. Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps.
2. Money market funds are part of our cash and cash equivalents.
3. Short-term investments consist of deposits with original maturities to the entity holding the investments longer than three months, but one year or less at the date of acquisition. These deposits are valued at amortized costs which is close to their fair value. Their fair value is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis.
4. Long-term debt mainly relates to Eurobonds.

There were no transfers between levels during the years ended December 31, 2025 and December 31, 2024.

Financial assets and financial liabilities that are not measured at fair value

The carrying amount of cash and cash equivalents, accounts payable, and other current financial assets and liabilities approximate their fair value because of the short-term nature of these instruments. The fair value of the loan to Carl Zeiss SMT GmbH is determined using a discounted cash flow model, which considers the present value of expected cash receipts, discounted using a risk-adjusted discount rate. For the actual aggregate carrying amount of the loan to Carl Zeiss SMT GmbH, see Note 26 Related parties.

Money market and investment funds measurement

Money market and investment funds qualify as available for sale securities. Due to the short-term nature and investment-grade credit ratings, the fair value is close to the carrying value. These money market funds can be called on a daily basis. Investments and redemptions in money market funds are managed on a daily basis based triggered through actual cash balances. ASML does not have trading securities as of December 31, 2025.

Deposits measurement

The deposits as part of the cash and cash equivalents and short-term investments qualify as securities held to maturity. The amortized cost value is close to the fair value and carrying value due to short-term nature and since related to investment with investment-grade credit ratings. Maturities are one year or less. No held to maturity securities were sold before expiration date.

Assets and liabilities measured at fair value on a non-recurring basis

In 2024 and 2025, we had no significant fair value measurements on a non-recurring basis from regular business activities. For impairment charges regarding goodwill and other intangible assets, reference is made to Note 11. Goodwill and Note 12. Intangible assets, net respectively.

26. Related parties

Carl Zeiss SMT GmbH is our single supplier, and we are their single customer, of optical columns for lithography systems. Carl Zeiss SMT GmbH is capable of developing and producing these items only in limited numbers and only through the use of manufacturing and testing facilities in Oberkochen and Wetzlar, Germany. Our relationship with Carl Zeiss SMT GmbH is structured as a strategic alliance that is run under the principle of 'two companies, one business' and is focused on continuous innovation and improvement of operational excellence in the lithography business.

We have a 24.9% interest in Carl Zeiss SMT Holding GmbH & Co. KG (ultimate parent is Carl Zeiss AG), which owns 100% of the shares in Carl Zeiss SMT GmbH. As we are able to exercise significant influence over the entity, Carl Zeiss SMT Holding GmbH & Co. KG and its subsidiaries are considered related parties. Additionally, we have determined that Carl Zeiss SMT Holding GmbH & Co. KG is a VIE mainly because the entity was established without substantive voting rights, since there is disparity between our voting rights and our economics, and substantially all of Carl Zeiss SMT Holding GmbH & Co. KG's activities involve us or are conducted on our behalf. However, we are not the primary beneficiary of the VIE, because we lack the power to direct the activities that most significantly impact Carl Zeiss SMT Holding GmbH & Co. KG's economic performance.

We have had several framework agreements in place with Carl Zeiss SMT GmbH since 1997.

2021 framework agreement

We entered into a framework agreement in September 2021 with Carl Zeiss SMT GmbH, with effect as of the beginning of 2021. This agreement, which we refer to as the 2021 framework agreement, replaced our key existing framework agreements and continued our strategic alliance to meet end customer demand. The key components to the framework agreement are:

- A behavior and interaction model that fosters mutual respect and understanding
- A governance model that enables both companies to become more effective and aligned in their decision-making and the execution of the strategy in the business via mutual approval on (i) certain investment decisions affecting the lithography business, and (ii) the requirements of all products supplied by Carl Zeiss SMT GmbH
- A variable pricing model for purchases of products and services determined by the annual financial performance of both ASML and Carl Zeiss SMT GmbH in the lithography business
- Cash support via additional prepayments on product deliveries to ensure Carl Zeiss SMT GmbH a minimum adjusted free cash flow floor in an annual period, if certain criteria are met

• A commitment from ASML to finance the capital expenditures of Carl Zeiss SMT GmbH if Carl Zeiss SMT GmbH’s investments required to execute on the lithography business roadmap exceed certain thresholds, measured annually The financing takes place through loan agreements, with the key terms being: • Ten-year loan terms with linear annual repayment after a three-year grace period • Interest rate subject to a floor of 0.01% and a cap of 1% • Voluntary repayment option without penalty • The loans are secured by a parental guarantee from Carl Zeiss AG The loans are measured at amortized cost and presented within the Consolidated statement of financial position as Loans receivable. The cash outflows from ASML in the variable pricing model for purchases of products and services consists of two elements. The first is cash outflows for purchasing products and services reflected in our inventory valuation and cost of sales. The second consists of R&D funding for High NA to Carl Zeiss SMT GmbH, for which these costs are presented within Research and development costs. For 2025, the related R&D funding amounted to €22.5 million (2024: €45.1 million; 2023: €67.6 million). In addition to the High NA support, we make non-interest-bearing advance payments to support Carl Zeiss SMT GmbH’s work-in-process. These payments are made to secure optical column deliveries and these advance payments are settled through future lens or optical column deliveries, and are also presented in Other assets. 2021 loan agreement In September 2021, we entered into a loan agreement with Carl Zeiss SMT GmbH for up to €1 billion. As of December 31, 2025, we have financed a total amount of €839.1 million (December 31, 2024: €912.4 million ) through this loan agreement. As of September 30, 2024, the undrawn amount of €87.6 million was cancelled. The amortized cost of this loan is equal to its face value and the effective interest rate equals the contractual rate. 2024 loan agreement In September 2024, we entered into a second loan agreement with Carl Zeiss SMT GmbH for up to €1 billion. As of December 31, 2025, the drawn down amount was €610.0 million with an amortized cost of €527.1 million, an unamortized discount of €68.0 million and an effective interest rate of 3.1%. The discount to the 2024 loan is presented within Other assets as Advanced payments to Carl Zeiss SMT GmbH. 2025 restatement of the 2021 framework agreement In May 2025 the 2021 framework agreement was restated. The main change introduced by the restatement relates to ASML’s commitment to finance Carl Zeiss SMT GmbH’s capital expenditures under certain conditions. The terms and conditions applicable to these loans as from 2025 are: • Loans are interest-free with an expected repayment term of either 7 or 15 years • Variable quarterly repayments based on Carl Zeiss SMT GmbH’s actual revenue during a given year, subject to a certain corridor • First repayment after a three-year grace period • The loans are secured by a parental guarantee from Carl Zeiss AG In addition, ASML has committed to support Carl Zeiss SMT GmbH in meeting their supply chain obligations by providing short-term loans as from 2025 subject to the following terms and conditions: • Loans are interest free and have a term of 1 year • Full repayment upon maturity The loans are measured at amortized cost and presented within the Consolidated statement of financial position as Loans receivable. 2025 loan agreements In July 2025 we provided a loan to Carl Zeiss SMT GmbH for an amount of €444 million. As of December 31, 2025 the amortized cost is €333.2 million, with an unamortized discount of €110.8 million and an effective interest rate of 3.3%. In June 2025 we provided a short-term loan to Carl Zeiss SMT GmbH for an amount of €169 million. This loan was fully repaid in November 2025. In November 2025 we provided another short-term loan to Carl Zeiss SMT GmbH for an amount of €212.5 million. As of December 31, 2025 the amortized cost is €208.1 million, with an unamortized discount of €4.8 million and an effective interest rate of 2.8%. The discounts to the 2025 loans are presented within Other assets as Advanced payments to Carl Zeiss SMT GmbH. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 320 Consolidated financial statements Company financial statements Other information Appendices Definitions Notes to the Consolidated financial statements (continued)

The below table shows the outstanding balances with Carl Zeiss SMT Holding GmbH & Co. KG and its subsidiaries in our Consolidated statement of financial position: Year ended December 31 (€, in millions) 2024 2025 Advance payments included in Other assets 1,415.7 1,191.9 Loans receivable 1,440.8 1,907.5 Investment agreement for 24.9% equity 903.0 822.6 Accounts receivable 70.8 1.1 Accounts payable 955.8 1,085.8 Cost to be paid included in Accrued and other liabilities 199.9 123.0 The Advance payments included in Other assets includes €330.9 million related to amounts paid prior to the 2021 framework agreement. Our maximum exposure to loss related to our involvement in Carl Zeiss SMT Holding GmbH & Co. KG as a VIE includes the carrying value of each of the assets, as well as the risk of any future operating losses of Carl Zeiss SMT Holding GmbH & Co. KG, which cannot be quantified. The total purchases from Carl Zeiss SMT Holding GmbH & Co. KG and its subsidiaries are as follows: Year ended December 31 (€, in millions) 2023 2024 2025 Total purchases 3,325.9 3,946.5 4,406.9 Other related party considerations Except as described above, there have been no transactions between ASML or any of its subsidiaries, any other significant shareholder, any director or officer, or any relative or spouse thereof, other than arrangements in the ordinary course of business. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed by or owing to any director or officer of ASML or any associate thereof. Furthermore, ASML has not granted any personal loans, guarantees or the like to members of the Board of Management or Supervisory Board. For further information in relation to key management personnel, comprising of our Board of Management and Supervisory Board members, see Note 28 Board of Management and Supervisory Board Remuneration. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 321 Consolidated financial statements Company financial statements Other information Appendices Definitions Notes to the Consolidated financial statements (continued)

27. Subsidiaries and Associates Details of our subsidiaries and associates at December 31, 2025 are as follows: Subsidiaries of ASML Holding N.V.1: ASML Belgium B.V. Belgium (Antwerp) Hermes Microvision Co., Ltd. (Beijing) China (Beijing) ASML (Shanghai) Electrical Equipment Co. Ltd. China (Shanghai) ASML (Beijing) Equipment Repair Company Limited China (Beijing) ASML (Shanghai) Lithography Facilities Science and Technology Co. Ltd. China (Shanghai) Cymer Semiconductor Equipment (Shanghai) Co. Ltd. China (Shanghai) Brion Technologies (Shenzhen) Co. Ltd. China (Shenzhen) ASML France S.a.r.l. France (Crolles) ASML Verwaltungs GmbH i.l. Germany (Berlin) ASML Berlin GmbH (formerly Berliner Glas GmbH) Germany (Berlin) ASML Germany GmbH Germany (Dresden) ASML Participations Germany GmbH Germany (Dresden) ASML Hong Kong Ltd. (in Members’ Voluntary Liquidation) Hong Kong SAR ASML Ireland Ltd. Ireland (Dublin) ASML Israel (2001) Ltd. Israel (Kiryat Gat) ASML Italy S.r.l. Italy (Avezzano) ASML Japan Co. Ltd. Japan (Tokyo) Cymer Japan, Inc. Japan (Tokyo) ASML Equipment Malaysia Sdn. Bhd. Malaysia (Georgetown, Pulau Pinang) Cymer B.V. Netherlands (Veldhoven) ASML Netherlands B.V. Netherlands (Veldhoven) ASML Trading B.V. Netherlands (Veldhoven) Hermes Microvision Incorporated B.V. Netherlands (Veldhoven) ASML Singapore Pte. Ltd. Singapore Cymer Singapore Pte Ltd. Singapore ASML Korea Co. Ltd. South Korea (Gyeonggi-Do) ASML Repair Center Korea Ltd. South Korea (Gyeonggi-Do) Legal Entity Jurisdiction of Incorporation Cymer Korea Inc. South Korea (Gyeonggi-Do) ASML Taiwan Ltd. Taiwan (Hsinchu City) ASML Technology Taiwan Ltd. Taiwan (Hsinchu City) Cymer Southeast Asia Ltd. Taiwan (Hsinchu City) ASML (UK) Ltd. UK (Edinburgh (Scotland)) Cymer, LLC US (Carson City, Nevada) EO Technical Solutions LLC US (Vancouver, Washington) ASML US, LLC US (Wilmington, Delaware) ASML US, LP US (Wilmington, Delaware) Associates of ASML Holding N.V.2: Carl Zeiss SMT Holding GmbH & Co. KG (24.9%) Germany (Oberkochen) HighTechXL Group B.V. (31.97%) Netherlands (Eindhoven) Legal Entity Jurisdiction of Incorporation 1. All of our subsidiaries are (directly or indirectly) wholly-owned. 2. The interests in these associates are held through our wholly-owned subsidiaries. For these associates, the principal place of business is the same as the jurisdiction of incorporation. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 322 Consolidated financial statements Company financial statements Other information Appendices Definitions Notes to the Consolidated financial statements (continued)

28. Board of Management and Supervisory Board Remuneration Remuneration of the Board of Management The remuneration of the members of the Board of Management and former members of the Board of Management based on incurred accounting expenses in 2025, 2024 and 2023 is included in the table below (amounts are in € thousands). The accounting expenses of the remuneration reported as LTI is evenly distributed over the three-year vesting period of each share award. The accounting expenses are divided into market-based and non-market-based elements. For the non-market based elements, the accounting expense is based on the maximum-achievable payout during the first two years of the vesting period. In the third and final year of the vesting period, the share award’s estimate is adjusted to reflect the actual payout. The market-based element is accounted for at the target payout. Year ended December 31 (€, in thousands) 2023 2024 2025 Board of Management Base salary 2,667 3,757 4,234 Pension 433 546 648 Other benefits 195 543 821 STI 3,248 5,312 7,278 LTI 6,179 9,917 11,302 Total remuneration 12,722 20,075 24,283 Year ended December 31 (€, in thousands) 2023 2024 Former Board of Management Base salary 2,080 690 Pension 496 164 Other benefits 120 230 STI 2,800 988 LTI 6,384 7,906 Total remuneration 11,880 9,978 Remuneration of the Supervisory Board in 2025 Overview of the remuneration of the Supervisory Board members and former Supervisory Board members based on incurred accounting expenses in 2025, 2024 and 2023 (amounts are in € thousands). Year ended December 31 (€, in thousands) 2023 2024 2025 Supervisory Board members 923 1,071 1,391 Former Supervisory Board members 250 154 48 Total Supervisory Board members and former Supervisory Board members 1,173 1,225 1,439 STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 323 Consolidated financial statements Company financial statements Other information Appendices Definitions Notes to the Consolidated financial statements (continued)

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Notes to the Consolidated financial statements (continued)

29. Principal accountant fees and services

PricewaterhouseCoopers Accountants N.V. (PwC) has served as our independent auditor for the year ended December 31, 2025. As predecessor auditor, KPMG was involved as independent auditor for the year ended December 31, 2024. The following table sets out the aggregate fees for professional audit services and other services rendered by both KPMG, PwC and their member firms and affiliates in 2025 and 2024:

Year ended December 31	2024			2025		
(€, in thousands)	KPMG Accountants N.V.	KPMG Network	Total	PwC Accountants N.V.	PwC Network	Total
Audit fees	3,857	1,188	5,045	4,728	1,381	6,109
Audit-related fees	812	13	825	875	—	875
Tax fees	—	—	—	—	—	—
All other fees	85	2	87	119	—	119
Principal accountant fees	4,754	1,203	5,957	5,722	1,381	7,103

Audit fees and audit-related fees

Our independent registered public accounting firm is PricewaterhouseCoopers Accountants N.V., Amsterdam, The Netherlands. Audit fees relate to the audit of the Financial statements as set out in this Annual Report, certain quarterly procedures, services related to offering memoranda, as well as our statutory and regulatory filings of our subsidiaries. These fees relate to the audit of the respective Financial statements, regardless of whether the work was performed during the financial year. Other audit-related fees are predominantly related to assurance services on the Sustainability statements.

All other fees relate to certain agreed-upon procedures that are requested by the Supervisory Board or external parties.

All audit fees, audit-related fees and permitted services that the independent auditor provides are subject to pre-approval by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services, the external audit plan and the audit fees for the years 2025 and 2024.

The Audit Committee monitors compliance with the Dutch and EU regulations and SEC rules on non-audit services provided by an independent auditor, which outline strict separation of audit and advisory services for Dutch public interest entities and public companies that have shares registered with the SEC.

30. Subsequent events

Subsequent events were evaluated up to February 25, 2026, which is the date the Consolidated financial statements included in this Annual Report were approved.

On January 28, 2026, ASML announced the intent to strengthen its focus on engineering and innovation in critical areas of the company through the streamlining of the Technology and the IT organizations. The proposed changes could ultimately result in a net reduction of around 1,700 positions, mostly in the Netherlands, with some in the United States. The anticipated expenses related to this are not expected to be material.

On January 28, 2026, ASML announced to declare a total dividend for the year 2025 of €7.50 per ordinary share, which is a 17.2% increase compared to the 2024 total dividend of €6.40 per ordinary share. Recognizing the interim dividends of €1.60 per ordinary share paid in August 2025, November 2025 and February 2026, this leads to a final dividend proposal to the General Meeting of €2.70 per ordinary share.

On January 28, 2026, ASML announced a new share buyback program to be executed by December 31, 2028. See Note 22 Shareholders' equity.

Veldhoven, the Netherlands
February 25, 2026

Prepared by
The Board of Management:
Christophe D. Fouquet
Roger J.M. Dassen
Wayne R. Allan
James (Jim) P. Koonmen
Frédéric J.M. Schneider-Maunoury

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 325 Consolidated financial statements Company financial statements Other information Appendices Definitions 326 Company balance sheet 327 Company statement of profit or loss 328 Notes to the Company financial statements Company financial statements

(Before appropriation of net income) Fixed assets Financial fixed assets 6 24,200.8 33,310.8 Equity investments 7 — 1,718.2 Other fixed assets 2.1 1.7 Total fixed assets 24,202.9 35,030.7 Current assets Cash and cash equivalents 4 10,999.7 10,143.1 Short-term investments 4 — 400.0 Amounts due from subsidiaries 13 3,529.8 3,046.3 Current tax assets 127.4 — Other current assets 25.5 25.1 Derivative financial instruments 12 110.1 40.3 Total current assets 14,792.5 13,654.8 Total assets 38,995.4 48,685.5 Year ended December 31 (€, in millions) Notes 2024 2025 Shareholders’ equity Issued and outstanding shares 35.4 34.9 Share premium 4,554.3 4,625.5 Treasury shares at cost (476.0) (2,252.9) Retained earnings 5,166.6 6,321.8 Legal reserves 4,392.6 5,242.7 Net income 8,349.0 10,213.0 Total shareholders’ equity 11 22,021.9 24,185.0 Non-current liabilities Long-term debt 8 3,659.1 2,692.7 Deferred and other tax liabilities 5 621.7 569.7 Derivative financial instruments 12 29.3 19.9 Total non-current liabilities 4,310.1 3,282.3 Current liabilities Amounts due to subsidiaries 13 11,554.8 18,997.6 Accrued and other liabilities 34.2 21.6 Derivative financial instruments 12 64.1 43.5 Current tax liabilities — 473.6 Short-term borrowings and current portion of long-term debt 8 1,010.3 1,681.9 Total current liabilities 12,663.4 21,218.2 Total equity and liabilities 38,995.4 48,685.5 Year ended December 31 (€, in millions) Notes 2024 2025 STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 326 Consolidated financial statements Company financial statements Other information Appendices Definitions Company balance sheet

Year ended December 31 (€, in millions) Notes 2024 2025 Selling, general and administrative costs 10 (31.0) (21.1) Operating income (loss) (31.0) (21.1) Finance income 3 420.0 351.7 Finance costs 3 (462.0) (500.5) Income (loss) before income taxes (73.0) (169.9) Income tax benefit (expense) 5 54.6 (26.9) Gain (loss) after taxes (18.4) (196.8) Net income of subsidiaries 6 8,367.4 10,409.8 Net income 8,349.0 10,213.0 STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 327 Consolidated financial statements Company financial statements Other information Appendices Definitions Company statement of profit or loss

1. General Information ASML Holding N.V. acts as a holding company within the group. The description of the activities and structure of the group, as included in Note 1 General information / summary of general accounting policies of the Consolidated financial statements, also apply to the Company financial statements. The Company financial statements have been prepared in accordance with Title 9, Book 2 of the Dutch Civil Code. For setting the principles for the recognition and measurement of assets and liabilities and determination of results for its Company financial statements, the Company makes use of the option provided in section 2:362(8) of the Dutch Civil Code. This means that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the Company financial statements are the same as those applied for the Consolidated EU-IFRS financial statements. These principles also include the classification and presentation of financial instruments, being equity instruments or financial liabilities. In case no other principles are mentioned, refer to the accounting principles as described in the Consolidated financial statements. The Company financial statements should be read in conjunction with the Consolidated financial statements. ASML Holding N.V. forms a tax unity together with certain of its Dutch subsidiaries, for purposes of Dutch tax laws and are as such jointly and severally liable for the tax debts of the unity. For both corporate income tax as well as VAT purposes the fiscal unity comprises of ASML Holding N.V., ASML Netherlands B.V., ASML Trading B.V. and Hermes Microvision Incorporated B.V. 2. Summary of significant accounting policies In addition to the accounting policies included in the Consolidated financial statements, the following accounting policies apply to the Company financial statements as included in the Notes to the Company financial statements below. The accompanying Company financial statements are stated in millions of euros unless otherwise indicated. Investments in subsidiaries Investments in subsidiaries are all entities in which the Company has direct or indirect control. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. Subsidiaries are recognized from the date on which control is obtained by the Company and derecognized from the date that control by the Company over the subsidiaries ceases. Investments in subsidiaries are accounted for in the Company Financial Statements according to the equity method, with the principles for the recognition and measurement of assets and liabilities and determination of results as set out in the Notes to the Consolidated Financial Statements. Amounts due from subsidiaries and amounts due to subsidiaries Amounts due from subsidiaries are recognized at fair value and subsequently measured at amortized cost, less allowance for credit losses. The carrying amount of the accounts receivable approximates the fair value. Amounts due to subsidiaries is initially recognized at fair value and subsequently measured at amortized cost. Net income of subsidiaries Net income of subsidiaries consists of the share of the Company in the result of these investments in subsidiaries. Results on transactions involving the transfer of assets and liabilities between the Company and its investments in subsidiaries and mutually between subsidiaries themselves are eliminated to the extent that they can be considered as not realized. Aforementioned eliminations in excess of the investment’s carrying amount, which result in deferred income, are presented within the investments in financial fixed assets. 3. Finance income and costs Finance income of €351.7 million (2024: €420.0 million) mainly consists of net finance income on our intercompany current accounts receivable with our subsidiaries, and finance income from our cash and cash equivalents. Of this amount, interest income arising from transactions with our subsidiaries totaled €184.6 million (2024: €270.6 million). Finance costs of €500.5 million (2024: €462.0 million) mainly consists of net finance expense on our intercompany current accounts payable, and net finance costs on our short-term borrowings, Eurobonds and related interest rate swaps. Of this amount, interest expense arising from transactions with our subsidiaries totaled €378.2 million (2024: €302.3 million). For information regarding finance costs, see Consolidated financial statements - Notes to the Consolidated financial statements - Note 16 Long-term debt, short-term borrowings, finance income and finance costs. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 328 Consolidated financial statements Company financial statements Other information Appendices Definitions Notes to the Company financial statements

STRATEGIC REPORT | CORPORATE GOVERNANCE | SUSTAINABILITY | FINANCIALS | ASML Annual Report 2025 | 329
Consolidated financial statements | Company financial statements | Other information | Appendices | Definitions

Notes to the Company financial statements (continued)

4. Cash and cash equivalents and short-term investments

Cash and cash equivalents consist of the following:

Year ended December 31 (€, in millions)	2024	2025
Deposits with financial institutions, governments and government-related bodies	4,600.1	3,834.8
Investments in money market funds	6,379.2	6,222.1
Bank accounts	20.4	86.2
Cash and cash equivalents	10,999.7	10,143.1
Deposits with financial institutions, governments and government-related bodies	—	400.0
Short-term investments	—	400.0

As of December 31, 2025, no restrictions on usage of cash and cash equivalents exist (2024: no restrictions), see Consolidated financial statements - Notes to the Consolidated financial statements - Note 4 Cash and cash equivalents and short-term investments.

5. Income taxes

The reconciliation of the income tax expense from the Dutch statutory rate to the effective income tax rate is as follows, hereby applying similar tabular set up as of 2025 as included in Income Tax Note 21 with the Consolidated Financial Statements:

Year ended December 31 (€, in millions)	2025	%[1]
Income before income taxes	10,239.9	100.0
Income tax expense based on ASML's Dutch domestic rate	(2,641.9)	25.8
Nontaxable or nondeductible items		
Adjustments in respect of tax exempt income	2,685.7	(26.2)
Other nontaxable or nondeductible items	(14.3)	0.1
Other adjustments	8.8	(0.1)
Changes in the liability for uncertain tax positions	(65.2)	0.6
Income Tax Expense / Effective Tax Rate	(26.9)	0.3

1. As a percentage of income before income taxes.

The reconciliation of the income tax expense from the Dutch statutory rate to the effective income tax rate for FY 2024 is as follows, thereby applying similar tabular set up as in prior year:

Year ended December 31 (€, in millions)	2024	%
Income (loss) before income taxes, including net income of subsidiaries	8,294.4	100.0
Income tax provision based on ASML's domestic rate	(2,140.0)	25.8
Adjustments in respect of tax exempt income	2,158.8	(26.0)
Adjustments in respect of prior years' current taxes	(64.4)	0.8
Adjustments in respect of prior years' deferred taxes	57.3	(0.7)
Movements in the liability for uncertain tax positions	40.1	(0.5)
Change in unrecognized deferred tax assets	9.7	(0.1)
Effect of change in tax rates	—	0.0
Other credits and non-taxable items	(6.9)	0.1
Income tax benefit	54.6	(0.6)

1. As a percentage of income before income taxes, including net income of subsidiaries.

For information regarding the change in tabular set up as of 2025, see Consolidated financial statements - Notes to the Consolidated financial statements - Note 21 Income taxes.

ASML Holding N.V. forms a tax unity together with several of its Dutch subsidiaries and all tax positions attributable to the fiscal unity are reported at the level of ASML Holding N.V. The deferred and other tax liabilities include net deferred tax liabilities of €569.7 million (2024: €484.0 million) which mainly consist of a deferred tax liability on capitalized R&D expenditures within the fiscal unity.

For information regarding the settlement of income taxes within the fiscal unity, see Note 9 Commitments, guarantees and contingencies.

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 330
Consolidated financial statements Company financial statements Other information Appendices Definitions

Notes to the Company financial statements (continued)

6. Financial fixed assets

Financial fixed assets relates to our investments in subsidiaries and loans to subsidiaries. Changes in investments in subsidiaries and loans to subsidiaries during 2025 and 2024 were as follows:

(in millions, €)	Investments	Loans	Total
Balance at January 1, 2024	16,145.3	297.2	16,442.5
Capital contributions / additions	1,716.2	—	1,716.2
Capital repayments / repayments of loans	—	(27.2)	(27.2)
Dividends received	(2,408.3)	—	(2,408.3)
Net income from subsidiaries	8,367.4	—	8,367.4
Effect of exchange rates	93.0		93.0
Derivative financial instruments	29.3	—	29.3
Proportionate share of other comprehensive income from associates	(12.1)	—	(12.1)
Balance at December 31, 2024	23,930.8	270.0	24,200.8
Capital contributions / additions	**620.7**	**—**	**620.7**
Dividends received	**(1,597.2)**	**—**	**(1,597.2)**
Net income from subsidiaries	**10,409.8**	**—**	**10,409.8**
Effect of exchange rates	**(262.8)**		**(262.8)**
Derivative financial instruments	**(74.6)**	**—**	**(74.6)**
Proportionate share of other comprehensive income from associates	**14.1**	**—**	**14.1**
Balance at December 31, 2025	**33,040.8**	**270.0**	**33,310.8**

For a list of our main subsidiaries, see Consolidated financial statements - Notes to the Consolidated financial statements - Note 27 Subsidiaries and Associates.

7. Equity investments

Equity investments consist of ASML's investment in Mistral AI, resulting in an 11.1% stake on a fully diluted basis. See Consolidated financial statements - Notes to the Consolidated financial statements - Note 9 Equity investments.

8. Long-term debt and short-term borrowings

Long-term debt and our current portion of long-term debt consist of our Eurobonds. Short-term borrowings consist of commercial paper issued under the ECP program. See Consolidated financial statements - Notes to the Consolidated financial statements - Note 16 Long-term debt, short-term borrowings, finance income and finance costs.

9. Commitments, guarantees and contingencies

ASML Holding N.V. has assumed joint and several liabilities in accordance with article 403 Part 9 of Book 2 of The Dutch Civil Code with respect to the following Dutch subsidiaries: ASML Netherlands B.V., Cymer B.V., ASML Trading B.V. and Hermes Microvision Incorporated B.V.

From time to time, we provide guarantees to third parties in connection with transactions entered into by our subsidiaries in the ordinary course of business. As of December 31, 2025, we have guarantees for a total of €48 million (2024: €64 million) outstanding.

ASML Holding N.V. forms a tax unity together with certain of its Dutch subsidiaries, for purposes of Dutch tax laws and are as such jointly and severally liable for the tax debts of the unity. For both corporate income tax as well as VAT purposes the fiscal unity comprises as of December 31, 2025 of ASML Holding N.V., ASML Netherlands B.V., ASML Trading B.V. and Hermes Microvision Incorporated B.V. All corporate income tax positions attributable to the fiscal unity (current and deferred) are reported at the level of ASML Holding N.V., whereby income tax expense is allocated to the Dutch subsidiaries based on the individual profit before tax multiplied by the statutory tax rate, taking into account the rate effect of the innovation box. Within the fiscal unity, the tax positions are subsequently settled with the subsidiaries.

10. Personnel

All employees of ASML Holding N.V. are based in the Netherlands. The average number of employees employed by ASML Holding N.V. in 2025 is 5 (2024: 5).

For information regarding the remuneration of the (former) members of the Board of Management and Supervisory Board see Consolidated financial statements - Notes to the Consolidated financial statements - Note 28 Board of Management and Supervisory Board Remuneration.

Other benefits remuneration as disclosed in Consolidated financial statements - Notes to the Consolidated financial statements - Note 28 Board of Management and Supervisory Board Remuneration include social security costs for an amount of €56.9 thousand (2024: €53.6 thousand).

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Consolidated financial statements Company financial statements Other information Appendices Definitions

Notes to the Company financial statements (continued)

11. Shareholders' equity

(Before appropriation of net income)

Year ended December 31 (€, in millions)	Notes[1]	Share capital[2]	Share premium	Treasury shares at cost	Retained earnings	Legal reserves[3]	Net income	Total
Balance at January 1, 2024		36.0	4,493.9	(3,306.2)	3,502.8	3,367.8	8,115.2	16,209.5
Prior year net income		—	—	—	8,115.2	—	(8,115.2)	—
Components of comprehensive income:								
Net income		—	—	—	—	—	8,349.0	8,349.0
Share of OCI from associate		—	—	—	—	(12.1)	—	(12.1)
Foreign currency translation		—	—	—	—	93.0	—	93.0
Gain (loss) on financial instruments[4]		—	—	—	—	29.3	—	29.3
Total comprehensive income		—	—	—	—	110.2	8,349.0	8,459.2
Purchase of treasury shares	22	(0.1)	—	(499.9)	—	—	—	(500.0)
Cancellation of treasury shares	22	(0.5)	—	3,050.4	(3,049.9)	—	—	—
Share-based payments	20	—	182.1	—	—	—	—	182.1
Issuance of shares	20	—	(121.7)	279.7	(34.0)	—	—	124.0
Dividend paid	22	—	—	—	(2,452.9)	—	—	(2,452.9)
Development expenditures	22	—	—	—	(914.6)	914.6	—	—
Balance at December 31, 2024		35.4	4,554.3	(476.0)	5,166.6	4,392.6	8,349.0	22,021.9
Prior year net income		—	—	—	8,349.0	—	(8,349.0)	—
Components of comprehensive income:								
Net income		**—**	**—**	**—**	**—**	**—**	**10,213.0**	**10,213.0**
Share of OCI from associate		**—**	**—**	**—**	**—**	**14.1**	**—**	**14.1**
Gain (loss) on equity investments	9	**—**	**—**	**—**	**—**	**416.0**	**—**	**416.0**
Foreign currency translation		**—**	**—**	**—**	**—**	**(262.8)**	**—**	**(262.8)**
Gain (loss) on financial instruments[4]		**—**	**—**	**—**	**—**	**(74.6)**	**—**	**(74.6)**
Total comprehensive income		**—**	**—**	**—**	**—**	**92.7**	**10,213.0**	**10,305.7**
Purchase of treasury shares	22	**—**	**—**	**(5,950.0)**	**—**	**—**	**—**	**(5,950.0)**
Cancellation of treasury shares	22	**(0.5)**	**—**	**3,778.3**	**(3,777.8)**	**—**	**—**	**—**
Share-based payments	20	**—**	**215.4**	**—**	**—**	**—**	**—**	**215.4**
Issuance of shares	20	**—**	**(144.2)**	**394.8**	**(108.3)**	**—**	**—**	**142.3**
Dividend paid	22	**—**	**—**	**—**	**(2,550.3)**	**—**	**—**	**(2,550.3)**
Development expenditures	22	**—**	**—**	**—**	**(757.4)**	**757.4**	**—**	**—**
Balance at December 31, 2025		**34.9**	**4,625.5**	**(2,252.9)**	**6,321.8**	**5,242.7**	**10,213.0**	**24,185.0**

1. Note reference numbers included in the table above relate to the notes in the Consolidated financial statements.
2. As of December 31, 2025, the number of issued shares was 388,147,674. This includes the number of issued and outstanding shares of 385,417,665 and the number of treasury shares of 2,730,009. As of December 31, 2024, the number of issued shares was 393,830,692. This includes the number of issued and outstanding shares of 393,283,720 and the number of treasury shares of 546,972.
3. Legal reserves consist of reserves that have to be established in certain circumstances in accordance with the Dutch Civil Code. The legal reserves consist of other comprehensive income from associate, the hedging reserve, the currency translation reserve ,our gain (loss) on equity investments and the reserve for capitalized development expenditures made by our subsidiaries and are equal to the amounts as recorded in our Consolidated financial statements. See Consolidated financial statements - Notes to the Consolidated financial statements - Note 22 Shareholders' equity.
4. The gain (loss) on financial instruments includes income taxes recognized directly in other comprehensive income of €13.6 million (2024: €5.3 million, 2023: €(2.7) million).

For further information related to Equity and appropriation of profit, see Consolidated financial statements - Notes to the Consolidated financial statements - Note 22 Shareholders' equity.

12. Derivative financial instruments We use derivative financial instruments for the management of foreign currency risks and interest rate risks. See Consolidated financial statements - Notes to the Consolidated financial statements - Note 25 Financial risk management. General The Group has exposure to the following risks from its use of financial instruments: • Credit risk; • Liquidity risk; and • Market risk (including foreign currency risk and interest rate risk). In the Notes to the Consolidated financial statements, information is included about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. These risks, objectives, policies and processes for measuring and managing risk, and the management of capital apply also to the Company financial statements of ASML Holding N.V. Further quantitative disclosures are included below. Fair value The fair values of most of the financial instruments stated on the Company balance sheet, including loans to subsidiaries, accounts receivable, cash at bank and in hand and current liabilities, are close to their carrying amounts. For further information, please see Note 6 Financial fixed assets and Note 13 Amounts due from / due to subsidiaries. The estimated fair value of the forward foreign exchange contracts and interest rate swaps at December 31, 2025 and 2024 are: As of December 31 2024 2025 (€, in millions) Assets Liabilities Assets Liabilities Interest rate swaps – fair value hedges 9.3 70.9 0.2 48.1 Forward foreign exchange contracts – no hedge accounting 100.8 22.5 40.1 15.3 Total 110.1 93.4 40.3 63.4 Less non-current portion: Interest rate swaps - fair value hedges — 29.3 — 19.9 Total current portion 110.1 64.1 40.3 43.5 13. Amounts due from / due to subsidiaries Interest on amounts due from and to subsidiaries is calculated based on monthly base rates plus a market related margin. All balances due from/due to subsidiaries are repayable on demand. 14. Principal accountant fees and services For information regarding auditor’s fees, see Consolidated financial statements - Notes to the Consolidated financial statements - Note 29 Principal accountant fees and services. 15. Subsequent events Refer to Note 30 Subsequent events as included in the Notes to the Consolidated financial statements. Veldhoven, the Netherlands February 25, 2026 Prepared by The Board of Management: Christophe D. Fouquet Roger J.M. Dassen Wayne R. Allan James (Jim) P. Koonmen Frédéric J.M. Schneider-Maunoury STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 332 Consolidated financial statements Company financial statements Other information Appendices Definitions Notes to the Company financial statements (continued)

STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 333 Consolidated financial statements Company financial statements Other information Appendices Definitions 334 Appropriation of profits 334 Adoption of the Financial Statements 334 Voting rights 334 Branch offices 335 Independent auditor’s report 341 Limited assurance report of the independent auditor on the Sustainability statements Other information

Appropriation of profits A brief summary of the most significant provisions of our Articles of Association has been included in Consolidated financial statements - Notes to the Consolidated financial statements - Note 22 Shareholders’ equity. Adoption of Financial Statements The Board of Management will submit our Financial statements, together with an independent auditor’s report in respect thereof, to the General Meeting for adoption. Voting rights We are subject to the relevant provisions of Dutch law applicable to large corporations (the "structuurregime"). These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of the Supervisory Board. Members of the Board of Management are appointed by the Supervisory Board. The Supervisory Board shall notify the General Meeting of intended appointments to the Board of Management. General Meetings will be held at least once a year. We do not solicit from or nominate proxies for our shareholders. However, shareholders and other persons entitled to attend General Meetings may be represented by proxies. Extraordinary General Meetings may be held as often as deemed necessary by the Supervisory Board or Board of Management and must be held if one or more ordinary or cumulative preference shareholders jointly representing at least 10% of the issued share capital make a written request to that effect to the Supervisory Board and the Board of Management specifying in detail the business to be dealt with. Resolutions are adopted at General Meetings by an absolute majority of the votes cast (except where a different proportion of votes are required by the Articles of Association or Dutch law) and there are generally no quorum requirements applicable to such meetings. In the General Meeting each share confers the right to cast one vote. Refer for further details including special voting rights to Consolidated financial statements - Notes to the Consolidated financial statements - Note 22 Shareholders’ equity. Branch offices ASML has branch offices in Belgium, France, Ireland, Israel, Italy, Russia, Korea and Taiwan that operate under the respective trade names Cymer B.V. Belgium branch, Cymer B.V. France branch, Cymer B.V. Ireland branch, Cymer B.V. Israel branch, Cymer B.V. Italy branch, The Branch of the Private Limited Liability Company ASML Trading B.V., ASML Hong Kong Ltd. Korea branch and ASML Taiwan Ltd. Tainan branch. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 334 Consolidated financial statements Company financial statements Other information Appendices Definitions Other Information

To: the General Meeting of Shareholders and the Supervisory Board of ASML Holding N.V. Report on the audit of the financial statements 2025 Our opinion In our opinion: • The Consolidated financial statements of ASML Holding N.V. together with its subsidiaries (‘the Group’) give a true and fair view of the financial position of the Group as at December 31, 2025 and of its result and cash flows for the year then ended in accordance with IFRS Accounting Standards as adopted by the European Union (‘EU’) and with Part 9 of Book 2 of the Dutch Civil Code; • The Company financial statements of ASML Holding N.V. (‘the Company’) give a true and fair view of the financial position of the Company as at December 31, 2025 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code. What we have audited We have audited the accompanying financial statements 2025 of ASML Holding N.V., Veldhoven, the Netherlands. The financial statements comprise the Consolidated financial statements of the Group and the Company financial statements. The Consolidated financial statements comprise: • The Consolidated statement of financial position as at December 31, 2025; • The following Consolidated statements for 2025: profit or loss, comprehensive income, changes in equity and cash flows; and • The Notes to the Consolidated financial statements, including material accounting policy information and other explanatory information. The Company financial statements comprise: • The Company balance sheet as at December 31, 2025; • The Company statement of profit or loss for 2025; and • The Notes to the Company financial statements, comprising a summary of the accounting policies applied and other explanatory information. The financial reporting framework applied in the preparation of the financial statements is IFRS Accounting Standards as adopted by the EU and the relevant provisions of Part 9 of Book 2 of the Dutch Civil Code for the Consolidated financial statements and Part 9 of Book 2 of the Dutch Civil Code for the Company financial statements. The basis for our opinion We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. We have further described our responsibilities under those standards in the section ‘Our responsibilities for the audit of the financial statements’ of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of ASML Holding N.V. in accordance with the 'European Union Regulation on specific requirements regarding statutory audit of public-interest entities', the ‘Wet toezicht accountantsorganisaties’ (Wta, Audit firms supervision act), the ‘Verordening inzake de onafhankelijkheid van accountants bij assuranceopdrachten’ (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the ‘Verordening gedrags- en beroepsregels accountants’ (VGBA, Dutch Code of Ethics). Our audit approach We designed our audit procedures with respect to the key audit matter, fraud risks and going concern, and the matters resulting from that, in the context of our audit of the financial statements as a whole and in forming our opinion thereon. The information in support of our opinion, such as our findings and observations related to the key audit matter, the audit approach fraud risks and the audit approach going concern was addressed in this context, and we do not provide separate opinions or conclusions on these matters. Overview and context ASML Holding N.V., together with its subsidiaries, is a supplier to the semiconductor industry. The Group provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits. The Group is comprised of several components and therefore we considered our group audit scope and approach as set out in the section ‘The scope of our group audit’. As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements. In particular, we considered where the Board of Management made important judgments, for example in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. In Note 1 to the Consolidated financial statements, the Company describes the areas of judgment in applying accounting policies and the key sources of estimation uncertainty. The identification of distinct performance obligations in material volume purchase agreements ('VPAs') is associated with the higher inherent risk of material misstatement in revenue recognition. Our related procedures and the evaluation of the sufficiency and appropriateness of audit evidence, involved a high degree of auditor subjectivity and effort. Consequently, we considered the identification of distinct performance obligations of material volume purchase agreements as key audit matter as set out in the section ‘Key audit matters’ of this report. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 335 Consolidated financial statements Company financial statements Other information Appendices Definitions Independent auditor's report

ASML Holding N.V. assessed the possible effects of climate change and its plans to meet their related carbon emission reduction commitments on its financial position. We discussed ASML Holding N.V.’s assessment and governance thereof with the Board of Management and the Supervisory Board and evaluated the potential impact on the financial position including underlying assumptions and estimates. We paid attention to, among others, the assumptions underlying the physical and transition risk related to climate change. The possible effects of climate change are not considered a key audit matter. We ensured that the audit team included the appropriate skills and competences which are needed for the audit of the Group. We therefore included experts and specialists in the areas of among others IT audit (including cybersecurity), forensics, valuation, tax and sustainability in our team. The outline of our audit approach was as follows: Materiality: • EUR 607 million Audit scope: • We conducted a predominantly centralized audit at the Group's main campus in Veldhoven, The Netherlands. • Audit coverage: 94% of consolidated total net sales and 94% of consolidated total assets. Key audit matters: • Identification of distinct performance obligations in volume purchase agreements. First-year audit considerations After our appointment as the Company’s auditors by the General Meeting of Shareholders on April 26, 2023, we developed and executed a transition plan. As part of this plan, we carried out a process of understanding the strategy of the Group, its business, its internal control environment and IT systems. We examined where and how this affected the Company’s and the Group’s financial statements and internal control framework. We read the prior year financial statements. We inquired with the predecessor auditor, reviewed their audit files and discussed and evaluated the outcome of the audit procedures included therein. We attended meetings with management, the Audit Committee and the Supervisory Board related to the 2024 audit. Based on these procedures, among others, we obtained sufficient and appropriate audit evidence regarding the opening balances. These procedures served as an input to our risk assessment, our audit strategy and our audit plan for the year 2025, which we discussed with the Board of Management, the Audit Committee and the Supervisory Board. Materiality The scope of our audit was influenced by the application of materiality, which is further explained in the section ‘Our responsibilities for the audit of the financial statements’. Based on our professional judgment we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and to evaluate the effect of identified misstatements, both individually and in aggregate, on the financial statements as a whole and on our opinion. Overall group materiality EUR 607 million Basis for determining materiality We used our professional judgment to determine overall materiality. As a basis for our judgment, we used 5% of income before income taxes. Rationale for benchmark applied We used income before income taxes as the primary benchmark, a generally accepted auditing practice, based on our analysis of the common information needs of the users of the financial statements. On this basis, we believe that income before income taxes is the most relevant metric for the financial performance of the Group. In addition to the quantitative thresholds for materiality defined above, we also take misstatements and/or possible misstatements into account that, in our judgment, are material for qualitative reasons. We agreed with the Audit Committee of the Supervisory Board that we would report to them any misstatement identified during our audit above EUR 21 million as well as misstatements below that amount that, in our view, warrant reporting for qualitative reasons. The scope of our group audit ASML Holding N.V. is the parent company of a group of entities. The financial information of this group is included in the Consolidated financial statements of ASML Holding N.V. We are responsible for the identification and assessment of the risks of material misstatement of the financial statements of the Group, including those with respect to the consolidation process. Based on our risk assessment, we tailored the scope of our audit to ensure that we, in aggregate, performed sufficient work on the financial statements to enable us to provide an opinion on the financial statements as a whole, taking into account the management structure of the Group, the nature of operations of its components, the accounting processes and internal control. In establishing the overall group audit strategy and plan, we determined the type of work required to be performed by the group engagement team. In setting the scope of our group audit we determined what audit work needed to be performed at group level or component level and whether involvement of component auditors was necessary. Consistent with the high level of centralization of the Group’s operations, substantially all work relating to components associated with a risk of material misstatement was performed centrally by the group engagement team. Specified procedures in relation to certain tax balances were performed by a foreign component auditor. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 336 Consolidated financial statements Company financial statements Other information Appendices Definitions Independent auditor's report (continued)

In total, in performing these procedures, we achieved the following coverage on the financial line items: Consolidated total net sales: 94% Consolidated total assets: 94% None of the remaining components represent more than 2% of total net sales or total group assets. For those remaining components we performed, among other things, analytical procedures to corroborate our assessment that there were no significant risks of material misstatements within those components. Where the component auditor performed the work, we determined the nature, timing and extent of direction and supervision of the component auditor and review of their work. We issued instructions to the component audit team in our audit scope. These instructions included, among others, materiality and the scope of the work. We had virtual meetings with the component audit team throughout the audit. During these meetings, we discussed with the component auditor, their report, the findings of their procedures, and other matters that could be of relevance for the financial statements or of relevance to our conclusion with regard to the group audit. We reviewed relevant parts of the component auditor’s work including the component auditor’s communication of matters relevant to our conclusion with regard to the group audit. Our review of the component auditor’s work took place throughout the engagement. This included virtual reviews, including of the component auditor’s working papers. By performing the procedures outlined above at the group level, combined with additional procedures exercised at the component auditor level, we have been able to obtain sufficient and appropriate audit evidence on the Group’s financial information, to provide a basis for our opinion on the financial statements. Audit approach fraud risks As in all of our audits, we identified and assessed the risk of material misstatement of the financial statements due to fraud. We evaluated fraud risk factors with respect to financial reporting fraud, misappropriation of assets and bribery and corruption. As a starting point, we obtained an understanding of the Group and its environment and the components of the system of internal control relating to fraud risks. We conducted interviews with members of the Board of Management, the Supervisory Board and others within the Group, including the Internal Audit and Compliance, Ethics, and Security and Risk functions, to obtain an understanding of the Group’s fraud risk assessment and the processes for identifying and responding to the risks of fraud and the internal control that management has established to mitigate these risks. The Group has an ethics, business integrity and compliance program in place, which includes, among others, a governance and organization structure, policies and procedures around risk management, anti-fraud and compliance policies, communication, training and education, incident registration, investigation procedures and reporting. The Group's anti-fraud and compliance policies include, but are not limited to, policies covering Speak Up and Non-retaliation, Code of Conduct, Anti-Bribery and Anti-Corruption, Human Rights, Privacy, Responsible AI, Anti-Fraud, Export Control & Sanctions and Competition law. We considered management's own risk assessment process and response to the risk of fraud, management's monitoring of the system of internal control and how the Supervisory Board exercised oversight, as well as the outcomes thereof. We inquired with members of the Board of Management and the Supervisory Board whether they are aware of actual or suspected fraud. As described in the auditing standards, management override of controls and risk of fraud in revenue recognition are presumed significant audit risks. Inherently, management is in a unique position to perpetrate fraud because of their ability to manipulate accounting records and prepare fraudulent financial statements by overriding controls that otherwise appear to be operating effectively. We addressed this risk by, among other procedures, evaluating journal entries, considering transactions outside the normal course of business and considering whether there was evidence of potential bias by management when making assumptions and estimates that may represent a risk of material misstatement due to fraud. We tested journal entries by selecting, on a risk-based approach through data analysis, certain entries posted along with sufficient and appropriate supporting evidence. To address the assessed risk of significant transactions outside the normal course of business, we performed, among others, procedures over the Company's acquisition of an equity interest in Mistral AI SAS, France. Furthermore, we, together with our forensic specialists, assessed matters reported through the Group’s SpeakUp! program and complaints procedures and results of management’s investigation of such matters if deemed applicable, and discussed this with the Audit Committee of the Supervisory Board. With regard to the risk of fraud in revenue recognition, based on our risk assessment procedures, we concluded that this risk is related to the risk of overstatement of the revenues from net system sales. We performed procedures over this risk, including evaluation of the design and implementation of relevant internal controls, tracing a sample of revenue transactions to the supporting documents, and validating journal entries in this area selected on the basis of specific risk criteria. We incorporated an element of unpredictability in our audit. During the audit, we remained alert to indications of fraud. Furthermore, we considered the outcome of our other audit procedures and evaluated whether findings were indicative of fraud or non-compliance with laws and regulations. In combination, these procedures did not result in signals of actual or suspected fraud that may lead to a material misstatement. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 337 Consolidated financial statements Company financial statements Other information Appendices Definitions Independent auditor's report (continued)

Audit approach going concern The Board of Management prepared the financial statements on the assumption that the entity is a going concern and that it will continue all its operations for at least 12 months from the date of preparation of the financial statements, as disclosed in the section 'Directors' responsibility statement' in the Management Report. Our procedures to evaluate the Board of Management’s going concern assessment included, among others: • considering whether the Board of Management identified events or conditions that may cast significant doubt on the entity’s ability to continue as a going concern (hereafter: going concern risks); • considering whether the Board of Management’s going concern assessment included the relevant information of which we were aware as a result of our audit and inquiring with the Board of Management regarding the Board of Management’s most important assumptions underlying its going concern assessment; • evaluating the Board of Management’s current budget including cash flows for at least 12 months from the date of preparation of the financial statements taking into account current developments in the industry, anticipated investments and other relevant information of which we were aware as a result of our audit; • analysing whether current and required financing has been secured to enable the continuation of the entirety of the entity’s operations; and • performing inquiries of the Board of Management as to its knowledge of going concern risks beyond the period of the Board of Management’s assessment. Based on our procedures performed, we concluded that the Board of Management’s use of the going concern basis of accounting is appropriate, and based on the audit evidence obtained, that no material uncertainty exists related to events or conditions that may cast significant doubt on the entity’s ability to continue as a going concern. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in the audit of the financial statements. We have communicated one key audit matter to the Supervisory Board. The key audit matter is not a comprehensive reflection of all matters identified by our audit and that we discussed. In this section, we described the key audit matter and included a summary of the audit procedures we performed on this matter. Key audit matter Our audit work and observations Revenue recognition – Identification of distinct performance obligations in volume purchase agreements. As disclosed by management, consolidated total net sales were EUR 32,667.3 million for the year ended December 31, 2025. As described in Note 2 to the Consolidated financial statements, the main portion of total net sales are entered into with customers under VPAs that have multiple performance obligations, which mainly include sales of systems, system-related options, installation, training, and extended and enhanced warranties. The principal considerations for our determination that performing procedures relating to revenue recognition – identification of distinct performance obligations in volume purchase agreements is a key audit matter are a high degree of auditor subjectivity and effort in performing procedures and evaluating the sufficiency and appropriateness of audit evidence related to the identification of distinct performance obligations in material VPAs. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of internal controls in the revenue recognition process relating to the identification of distinct performance obligations included in VPAs. We evaluated the identification of distinct performance obligations by performing independent testing, which included (i) obtaining and reading the agreement as well as relevant amendments and underlying accounting analysis and considering the specific terms, conditions, and promises introduced; and (ii) the identification of circumstances which may trigger the identification of additional performance obligations. We also assessed the adequacy of the disclosures on the identification of distinct performance obligations in Note 2 to the Consolidated financial statements. Our procedures did not result in material findings with respect to the identification of distinct performance obligations and the related disclosures for 2025. Report on the other information included in the annual report The annual report contains other information. This includes all information in the annual report in addition to the financial statements and our auditor’s report thereon. Based on the procedures performed as set out below, we conclude that the other information: • is consistent with the financial statements and does not contain material misstatements; and • contains all the information regarding the Management Report, excluding the sustainability statement, and the other information that is required by Part 9 of Book 2 and regarding the remuneration report required by the sections 2:135b and 2:145 subsection 2 of the Dutch Civil Code. We have read the other information. Based on our knowledge and the understanding obtained in our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 338 Consolidated financial statements Company financial statements Other information Appendices Definitions Independent auditor's report (continued)

By performing our procedures, we comply with the requirements of Part 9 of Book 2 and section 2:135b subsection 7 of the Dutch Civil Code and the Dutch Standard 720. The scope of such procedures was substantially less than the scope of those procedures performed in our audit of the financial statements. The Board of Management is responsible for the preparation of the other information, including the Management Report and the other information in accordance with Part 9 of Book 2 of the Dutch Civil Code. The Board of Management and the Supervisory Board are responsible for ensuring that the remuneration report is drawn up and published in accordance with sections 2:135b and 2:145 subsection 2 of the Dutch Civil Code. Report on other legal and regulatory requirements and ESEF Our appointment We were appointed as auditors of ASML Holding N.V. on April 26, 2023 by the Supervisory Board. This followed the passing of a resolution by the shareholders at the annual general meeting held on April 26, 2023. Our initial audit year was 2025. European Single Electronic Format (ESEF) ASML Holding N.V. has prepared the annual report in ESEF. The requirements for this are set out in the Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format (hereinafter: the RTS on ESEF). In our opinion, the annual report prepared in XHTML format, including the marked-up Consolidated financial statements, as included in the reporting package by ASML Holding N.V., complies in all material respects with the RTS on ESEF. The Board of Management is responsible for preparing the annual report, including the financial statements in accordance with the RTS on ESEF, whereby the Board of Management combines the various components into a single reporting package. Our responsibility is to obtain reasonable assurance for our opinion whether the annual report in this reporting package complies with the RTS on ESEF. We performed our examination in accordance with Dutch law, including Dutch Standard 3950N ‘Assuranceopdrachten inzake het voldoen aan de criteria voor het opstellen van een digitaal verantwoordingsdocument’ (assurance engagements relating to compliance with criteria for digital reporting). Our examination included among others: • Obtaining an understanding of the entity’s financial reporting process, including the preparation of the reporting package. • Identifying and assessing the risks that the annual report does not comply in all material respects with the RTS on ESEF and designing and performing further assurance procedures responsive to those risks to provide a basis for our opinion, including: • obtaining the reporting package and performing validations to determine whether the reporting package containing the Inline XBRL instance document and the XBRL extension taxonomy files have been prepared in accordance with the technical specifications as included in the RTS on ESEF; and • examining the information related to the Consolidated financial statements in the reporting package to determine whether all required mark-ups have been applied and whether these are in accordance with the RTS on ESEF. No prohibited non-audit services To the best of our knowledge and belief, we have not provided prohibited non-audit services as referred to in article 5(1) of the European Regulation on specific requirements regarding statutory audit of public-interest entities. Services rendered The services, in addition to the audit, that we have provided to the Company or its controlled entities, for the period to which our statutory audit relates, are disclosed in Note 29 'Principal accountant fees and services' to the Consolidated financial statements. Responsibilities for the financial statements and the audit Responsibilities of the Board of Management and the Supervisory Board for the financial statements The Board of Management is responsible for: • the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards as adopted by the EU and Part 9 of Book 2 of the Dutch Civil Code; and for • such internal control as the Board of Management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the Board of Management is responsible for assessing the Company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, the Board of Management should prepare the financial statements using the going concern basis of accounting unless the Board of Management either intends to liquidate the Company or to cease operations or has no realistic alternative but to do so. The Board of Management should disclose in the financial statements any event and circumstances that may cast significant doubt on the Company’s ability to continue as a going concern. The Supervisory Board is responsible for overseeing the Company’s financial reporting process. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 339 Consolidated financial statements Company financial statements Other information Appendices Definitions Independent auditor's report (continued)

Our responsibilities for the audit of the financial statements Our responsibility is to plan and perform an audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence to provide a basis for our opinion. Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high but not absolute level of assurance, and is not a guarantee that an audit conducted in accordance with the Dutch Standards on Auditing will always detect a material misstatement when it exists. Misstatements may arise due to fraud or error. They are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements. Materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion. We have exercised professional judgment and have maintained professional scepticism throughout the audit in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit consisted, among other things of the following: • Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the intentional override of internal control. • Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. • Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Management. • Concluding on the appropriateness of the Board of Management’s use of the going concern basis of accounting, and based on the audit evidence obtained, concluding whether a material uncertainty exists related to events and/ or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report and are made in the context of our opinion on the financial statements as a whole. However, future events or conditions may cause the Company to cease to continue as a going concern. • Evaluating the overall presentation, structure and content of the financial statements, including the disclosures, and evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation. We are responsible for planning and performing the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group as a basis for forming an opinion on the financial statements. We are also responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion. We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. In this respect, we also issue an additional report to the Audit Committee of the Supervisory Board in accordance with article 11 of the EU Regulation on specific requirements regarding statutory audit of public-interest entities. The information included in this additional report is consistent with our audit opinion in this auditor’s report. We provide the Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related actions taken to eliminate threats or safeguards applied. From the matters communicated with the Supervisory Board, we determine the matter that was of most significance in the audit of the financial statements of the current period and is therefore the key audit matter. We describe this matter in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Eindhoven, The Netherlands February 25, 2026 PricewaterhouseCoopers Accountants N.V. Fernand Izeboud RA STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 340 Consolidated financial statements Company financial statements Other information Appendices Definitions Independent auditor's report (continued)

To: the General Meeting of Shareholders and the Supervisory Board of ASML Holding N.V. Our limited assurance conclusion Based on the procedures we have performed and the assurance evidence we have obtained, nothing has come to our attention that causes us to believe that the consolidated Sustainability statements (the Sustainability statements) of ASML Holding N.V. (the Company) for 2025 are not, in all material respects, • prepared in accordance with the European Sustainability Reporting Standards (ESRS) as adopted by the European Commission and in accordance with the process, carried out by the Company, to identify the information to be reported pursuant to the ESRS; and • compliant with the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (the Taxonomy Regulation). The subject matter of our limited assurance procedures We have conducted a limited assurance engagement on the consolidated Sustainability statements of ASML Holding N.V., Veldhoven, the Netherlands for 2025, included in section 'Sustainability statements' of the Annual Report 2025 including the information incorporated in the Sustainability statements by reference (hereafter: the Sustainability statements). In the Sustainability statements, references are made to external sources or websites. The information on these external sources or websites is not subject to our limited assurance procedures for the Sustainability statements. We therefore do not provide assurance on this information. Furthermore, in the Sustainability statements references are made to other sections of the Annual Report, indicated by 'read more in'. The information included in these other sections, except for the information incorporated by reference as identified in section 'Reference table' in the Sustainability statements, is not subject to our limited assurance procedures. The basis for our conclusion We conducted our limited assurance engagement in accordance with Dutch law, including the Dutch Standard 3810N ‘Assuranceopdrachten inzake duurzaamheidsverslaggeving’ (assurance engagements relating to sustainability reporting), which is a specific Dutch Standard that is based on the International Standard on Assurance Engagements (ISAE) 3000 (Revised) ‘Assurance engagements other than audits or reviews of historical financial information’. Our responsibilities under this standard are further described in the section ‘Our responsibilities for the limited assurance engagement on the Sustainability statements’ of our report. We believe that the assurance evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Our independence and quality management We are independent of ASML Holding N.V. in accordance with the ‘Verordening inzake de onafhankelijkheid van accountants bij assuranceopdrachten’ (ViO, Code of ethics for professional accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the ‘Verordening gedrags- en beroepsregels accountants’ (VGBA, Dutch Code of Ethics). PwC applies the applicable quality management requirements pursuant to the ‘Nadere voorschriften kwaliteitsmanagement’ (NVKM, regulations for quality management) and the International Standard on Quality Management (ISQM) 1 and accordingly maintains a comprehensive system of quality management including documented policies and procedures regarding compliance with ethical requirements, professional standards and other relevant legal and regulatory requirements. Inherent limitations in preparing the Sustainability statements In reporting forward-looking information in accordance with the ESRS, the Board of Management of the Company is required to prepare the forward-looking information based on disclosed assumptions about events that may occur in the future and possible future actions by the Company. The actual outcome is likely to be different since anticipated events frequently do not occur as expected. Forward-looking information relates to events and actions that have not yet occurred and may never occur. The comparability of sustainability information between entities and over time may be affected by the lack of historical sustainability information in accordance with the ESRS and by the absence of a uniform practice on which to draw, to evaluate and measure this information. This allows for the application of different, but acceptable, measurement techniques, especially in the initial years. The quantification of greenhouse gas emissions is subject to inherent limitations because of evolving methods and knowledge underlying emission factors and other assumptions, including for those sourced from third parties. Responsibilities for the Sustainability statements and for the limited assurance procedures thereon Responsibilities of the Board of Management and the Supervisory Board for the Sustainability statements The Board of Management of ASML Holding N.V. is responsible for the preparation of the Sustainability statements in accordance with ESRS, including the development and implementation of the double materiality process, which is a process to identify the information reported in the Sustainability statements in accordance with the ESRS and for disclosing this process in the Sustainability statements. This responsibility includes: • understanding the context in which ASML Holding N.V.’s activities and business relationships take place and developing an understanding of its affected stakeholders; • the identification of the actual and potential impacts (both negative and positive) related to sustainability matters, as well as risks and opportunities that affect, or could reasonably be expected to affect, the Company’s financial position, financial performance, cash flows, access to finance or cost of capital over the short-, medium-, or long-term; STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 341 Consolidated financial statements Company financial statements Other information Appendices Definitions Limited assurance report of the independent auditor on the Sustainability statements

• the assessment of the materiality of the identified impacts, risks and opportunities related to sustainability matters by selecting and applying appropriate thresholds; and • making assumptions and estimates that are reasonable in the circumstances. The Board of Management is also responsible for preparing the disclosures in compliance with the reporting requirements provided in the Taxonomy Regulation. The Board of Management is also responsible for selecting and applying additional entity-specific disclosures to enable users to understand the Company’s sustainability-related impacts, risks or opportunities and for determining that these additional entity-specific disclosures are suitable in the circumstances and in accordance with the ESRS. Furthermore, the Board of Management is responsible for such internal control as the Board of Management determines is necessary to enable the preparation of the Sustainability statements that are free from material misstatement, whether due to fraud or error. The Supervisory Board is responsible for overseeing the Company’s sustainability reporting process including the double materiality process carried out by the Company. Our responsibilities for the limited assurance engagement on the Sustainability statements Our responsibility is to plan and perform the limited assurance engagement in a manner that allows us to obtain sufficient appropriate assurance evidence to provide a basis for our conclusion. Our objectives are to obtain a limited level of assurance, as appropriate, about whether the Sustainability statements are free from material misstatements, and to issue a limited assurance conclusion in our report. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence decisions of users taken on the basis of the Sustainability statements. The procedures vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. The level of assurance obtained in a limited assurance engagement is therefore substantially lower than the assurance obtained in a reasonable assurance engagement. Our responsibilities in respect of the Sustainability statements, in relation to the process to identify the information to be reported in the Sustainability statements (the process) include: • Obtaining an understanding of the process, but not for the purpose of providing a conclusion on the effectiveness of the process, including the outcome of the process; • Considering whether the information identified addresses the applicable disclosure requirements of the ESRS; and • Designing and performing procedures to evaluate whether the process is consistent with the Company's description of its process set out in the Sustainability statements. Our other responsibilities in respect of the limited assurance engagement on the Sustainability statements include: • Performing risk assessment procedures, including obtaining an understanding of internal control relevant to the engagement, to identify where material misstatements are likely to arise, whether due to fraud or error; and • Designing and performing procedures responsive to where material misstatements are likely to arise in the Sustainability statements. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Summary of procedures performed The nature, timing and extent of procedures selected depend on professional judgment, including the identification of disclosures where material misstatements are likely to arise in the Sustainability statements, whether due to fraud or error. We have exercised professional judgment and have maintained professional skepticism throughout the assurance engagement, in accordance with the Dutch Standard 3810N, ethical requirements and independence requirements. Our procedures included, amongst others, the following: • Performing inquiries and an analysis of the external environment and obtaining an understanding of relevant sustainability themes and issues, the characteristics of the Company, its activities and the value chain and its key intangible resources to assess the process to identify the information to be reported carried out by the Company as the basis for the Sustainability statements and disclosure of all material sustainability-related impacts, risks and opportunities in accordance with ESRS. • Obtaining through inquiries a general understanding of the internal control environment, the Company’s processes for gathering and reporting entity-related and value chain information, the information systems and the Company’s risk assessment process relevant to the preparation of the Sustainability statements and for identifying the Company’s activities, determining eligible and aligned activities and preparation of the disclosures provided for in the Taxonomy Regulation, without testing the operating effectiveness of controls. • Assessing the double materiality process carried out by the Company and identifying and assessing areas of the Sustainability statements, including the disclosures provided for in the Taxonomy Regulation where misleading or unbalanced information or material misstatements, whether due to fraud or error, are likely to arise. We designed and performed further assurance procedures aimed at determining that the Sustainability statements are free from material misstatements responsive to this risk analysis. • Considering whether the description of the process to identify the information to be reported in the Sustainability statements made by the Board of Management appears consistent with the process carried out by the Company. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 342 Consolidated financial statements Company financial statements Other information Appendices Definitions Limited assurance report of the independent auditor on the Sustainability statements (continued)

• Evaluating the methods, assumptions and data for developing estimates and forward-looking information. Assessing whether the Company’s methods for developing estimates are appropriate and have been consistently applied for selected disclosures. Our procedures did not include testing the data on which the estimates are based or separately developing our own estimates against which to evaluate the Company’s estimates. We do not provide assurance on the achievability of this forward-looking information. • Analysing, on a limited sample basis, relevant internal and external documentation at the level of the Company (including other entities or value chain from which the information may stem) for selected disclosures. • Reading the other information in the annual report to identify material inconsistencies, if any, with the Sustainability statements. • Considering whether the disclosures provided to address the reporting requirements provided for in the Taxonomy Regulation for each of the environmental objectives, reconcile with the underlying records of the Company and are consistent or coherent with the Sustainability statements, appear reasonable, in particular whether anything came to our attention that would cause us to believe that the eligible economic activities do not meet the cumulative conditions to qualify as aligned and the technical criteria are not met, and the accompanying key performance indicators disclosures have not been defined and calculated in accordance with the Taxonomy reference framework, and do not comply with the reporting requirements provided for in the Taxonomy Regulation, including the format in which the activities are presented. • Reconciling the relevant financial information to the financial statements. • Considering the overall presentation, structure and the balanced content of the Sustainability statements, including the reporting requirements provided for in the Taxonomy Regulation. • Considering, based on our limited assurance procedures and evaluation of the assurance evidence obtained, whether anything came to our attention that would cause us to believe that the Sustainability statements as a whole, including the sustainability matters and disclosures, are not clearly and adequately disclosed in accordance with ESRS. Calculations to determine information as included in the Sustainability statements could be based on assumptions and sources from third parties that include information about, among others, value chain and information collected from actors in the value chain, when appropriate. We have not performed procedures on the content of these assumptions and these external sources, other than evaluating the suitability and plausibility of these assumptions and sources from third parties used. We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the limited assurance engagement and significant findings that we identify during our limited assurance engagement. Eindhoven, The Netherlands February 25, 2026 PricewaterhouseCoopers Accountants N.V. Fernand Izeboud RA STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 343 Consolidated financial statements Company financial statements Other information Appendices Definitions Limited assurance report of the independent auditor on the Sustainability statements (continued)

x STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 344 Consolidated financial statements Company financial statements Other information Appendices Definitions 345 Special note regarding forward-looking statements 346 Appendix – Financial calendar and investor relations 347 Appendix – ASML contact information 348 Definitions Other appendices

General This Annual Report and related discussions contains statements relating to our business, expected results, business and industry trends, environmental targets, and other matters that are “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “opportunity”, “potential”, “could”, “should”, “confident”, “project”, “believe”, “prospects”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “model”, “aim”, “seek”, “intend”, “continue”, “commit”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. They appear in a number of places throughout this Annual Report and include statements with respect to: expected trends, plans, expectations, strategies, priorities, goals, prospects and outlook, expected financial results, including expected results for Q1 including expectations with respect to net sales, gross margin, R&D costs, SG&A costs, and expected financial results for full year 2026, including expected full year 2026 total net sales and growth, gross margin and annualized effective tax rate, sales by market segment, EUV and non-EUV sales and net service and field option sales and expected drivers thereof, and other full year 2026 expectations and outlook, expectations with respect to expected net sales growth in 2026 and other statements with respect to outlook and expected drivers thereof, statements made at our 2024 Investor Day, including revenue and gross margin opportunity, model, opportunity and potential for 2030 and annual growth in sales 2025-2030 and expectations on growth in semiconductor end markets, statements made in the section entitled “Long-term growth opportunities”, expectedcapital expenditures and R&D spending targets and plans, expected business and industry trends and outlook, including expected semiconductor industry size and trends and trends in markets served by our customers, expected trends in product mix and geography, expected growth in the semiconductor market and industry and ecosystem and expectations of worldwide semiconductor sales and growth by 2030, expected GDP outlook, business environment trends, including expected demand, expected business growth, expected growth in global wafer capacity, statements with respect to AI, including goals for use of AI in our portfolio and the expected impact of AI demand on capacity buildup, our business, industry and results, expected benefits of our investment in Mistral AI, statements with respect to EUV adoption, including with respect to EUV and DUV sales, electrification and the energy transition, expected growth in semiconductor end markets and market opportunity for 2030 and outlook CAGR from 2025 to 2030 and key drivers and global trends expected to fuel semiconductor market growth in 2026 and in the longer term, statements made in the section entitled “Macroeconomic and geopolitical trends”, Moore’s Law, expected trends in customer demand, export control policy and regulations and expected impact on us, our plans to increase capacity,expectations about the use of our systems by customers, customer plans, product roadmaps and customer roadmaps, our expectation that lithography will continue to be at the heart of customer innovation, expected increase in critical lithography exposures, statements with respect to our product portfolio, expected productivity and other attributes and benefits of our systems, intentions with respect to grants of performance shares, our environmental, social and governance (ESG) and sustainability strategy, plans, commitments, projections, pathway and targets, including emissions and waste reduction aims, commitments and targets and our expectations about meeting or being on track to meet these targets and other ESG goals and targets, recycling and refurbishment initiatives, energy-saving and renewable energy use strategies and targets, including plans and targets to achieve greenhouse gas neutrality and emissions reductions targets, our target to achieve zero waste from operations to landfill and incineration and target dates to achieve those targets, assumptions underlying our projections related to ESG targets and reliance on suppliers to meet ESG goals to enable us to meet our ESG goals, plans to purchase renewable energy and carbon credits, potential for semiconductors to reduce greenhouse gas emissions, plans for our systems to use less energy and our energy savings plans and diversity and other ESG targets and commitments, capital allocation policy and cash return and dividend policy and statements about our new share buyback program and our proposed dividend for 2026 and other non-historical statements. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about business and future financial results, and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance, and actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under the section entitled “How we manage risk – Risk factors”. These forward-looking statements are made only as of the date of this Annual Report. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Regarding emission reduction targets This Annual Report contains statements relating to our approach to and progress on achieving certain energy efficiency and greenhouse gas emissions reduction targets, including our ambition to achieve greenhouse gas neutrality. References related to “greenhouse gas neutral” for scope 1, 2 and categories 6 and 7 (our own activities) of scope 3 mean remaining emissions, after ASML’s efforts to reach its GHG emission reduction targets, are compensated for by the same amount of metric tons of carbon credits that are verified against recognized quality standards. Compensation of emissions outside our own activities is dependent on the value chain. Unless otherwise indicated, information contained in this Annual Report concerning greenhouse gas emission reduction targets is based on our internal environmental management system implemented to monitor energy use and emissions, as well as publicly available information, including the guidance from the Greenhouse Gas Protocol for the calculation of the GHG emissions, the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and certain conversion factors. Given that such data in the Sustainability statements is derived from various sources, is processed differently across our operating subsidiaries and departments, and depends on certain estimates and assumptions, there is an inherent degree of uncertainty in the estimations of such data. You are cautioned not to give undue weight to such data. Forward-looking information concerning greenhouse gas emissions and greenhouse gas neutrality are subject to qualifications and the uncertainties as set forth under “Special note regarding forward-looking statements—General” in this Annual Report. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 345 Consolidated financial statements Company financial statements Other information Appendices Definitions Special note regarding forward-looking statements

Financial calendar April 15, 2026 Announcement of first-quarter results for 2026 April 22, 2026 Annual General Meeting July 15, 2026 Announcement of second-quarter results for 2026 October 14, 2026 Announcement of third-quarter results for 2026 Fiscal Year ASML’s fiscal year ends on December 31, 2026 Investor Relations ASML Investor Relations supplies information regarding the company and its business opportunities to investors and financial analysts. Our annual reports, quarterly releases and other information are also available on our website. STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 346 Consolidated financial statements Company financial statements Other information Appendices Definitions Appendix - Financial calendar and investor relations

Corporate headquarters De Run 6501 5504 DR Veldhoven The Netherlands Phone: +31 40 268 3000 Mailing address P.O. Box 324 5500 AH Veldhoven The Netherlands Investor Relations Phone: +31 40 268 3938 Email: investor.relations@asml.com For additional contact information, visit asml.com STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 347 Consolidated financial statements Company financial statements Other information Appendices Definitions Appendix - ASML contact information

0–9 3TG Tin, tantalum, tungsten and gold A Affected communities People or groups of people living or working in areas in which ASML has operations and in areas affected by ASML’s value chain. AFM The Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) AGM Annual General Meeting AI Artificial intelligence Applied Materials Inc. Semiconductor equipment company ARCNL Advanced Research Center for Nanolithography ArF Argon fluoride ArFi Argon fluoride immersion ASC Accounting Standards Codification ASC 730 Accounting Standards Codification Research and Development ASC 820 Accounting Standards Codification for fair value measurement ASML ASML Holding N.V. and/or any of its subsidiaries and associates ASML Preference Shares Foundation Stichting Preferente Aandelen ASML ATP throughput Throughput of the measured system (in wph) according to the acceptance test protocol. B Backlog Backlog contains accumulated sales values for all system sales orders and inflation-related adjustments, for which written authorizations have been accepted, and not yet recorded in total net sales. BEPS Base erosion and profit shifting Big data Extremely large data sets that may be analyzed computationally to reveal patterns, trends and associations. BoM ASML’s Board of Management Brainport Eindhoven A technology region in the south of the Netherlands where companies, educational institutions, social and governmental organizations closely collaborate. BREEAM Building Research Establishment Environmental Assessment Method Name Description C CAGR Compound annual growth rate Canon Canon Kabushiki Kaisha Capex Capital expenditures, defined as additions in property, plant and equipment plus additions in intangible assets plus additions in right-of-use assets (operating and finance). Capital resources Financial, manufactured, intellectual, human, social and relationship, and natural elements employed to produce goods and services. Carl Zeiss SMT Carl Zeiss SMT GmbH Cash conversion rate An economic statistic in controlling that represents the relationship between cash flow and net profit. (Non-GAAP measure) CD Critical dimension CDP The Carbon Disclosure Project CEO Chief Executive Officer CFO Chief Financial Officer CHIPS and Science Act The Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022 (CHIPS Act), signed into law in August 2022, designed to boost US competitiveness, innovation and national security. CISO Chief Information Security Officer CIT Corporate income tax CLA Collective labor agreement Cleanroom The central part of a wafer fab where wafers are processed and the environment is carefully controlled to eliminate dust and other contaminants. CMOS Complementary metal–oxide semiconductor CO2(e) Carbon dioxide (equivalent) Code The Dutch Corporate Governance Code Code of Conduct Code of ethics and conduct Collective Bargaining Agreement (CBA) A written agreement that defines the terms and conditions of employment for ASML employees and regulates relationship between ASML, ASML employees, trade unions and duly elected employee representatives. Company ASML Holding N.V. Computational lithography The use of powerful algorithms and computer modeling of the manufacturing process to optimize reticle patterns by intentionally deforming them to compensate for physical and chemical effects that occur during lithography and patterning. COO Chief Operations Officer Name Description STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 348 Consolidated financial statements Company financial statements Other information Appendices Definitions Definitions

COSO Committee of Sponsoring Organizations of the Treadway Commission COVID-19 Coronavirus disease 2019 CPP ASML’s Community Partnership Program CPU Central processing unit CRA Cyber Resilience Act CRMC Capital Research and Management Company CSDDD Corporate Sustainability Due Diligence Directive CSPO Chief Strategic Sourcing & Procurement Officer CSRD Corporate Sustainability Reporting Directive CTO Chief Technology Officer Cymer Cymer Inc., Cymer LLC and its subsidiaries D DDR5 The 5th generation of double data rate synchronous dynamic random access memory. D&E Development and engineering DEFRA A comprehensive set of GHG emission factors from the UK Government Department for Environment, Food & Rural Affairs, Department for Energy Security and Net Zero and Department for Business, Energy & Industrial Strategy. Deloitte Deloitte Accountants B.V. DRAM Dynamic random-access memory DUV A lithography technology that uses deep ultraviolet (DUV) light. E E-beam Electron beam EBIT Earnings before interest and taxes EBIT Margin % Income from operations as percentage of total net sales (Non-GAAP measure) ECP Euro Commercial Paper EGM Extraordinary General Meeting EHS Environment, health & safety EHS Competence Center A group within ASML that defines EHS standards, gathers best practices and helps managers implement them. EMEA Europe, the Middle East and Africa Name Description Employee Those individuals in an employment relationship with ASML according to national law or practice. Employees in terms of ESRS reporting comprise total payroll employees for financial statement reporting. Employee turnover Employees who leave ASML voluntarily or due to dismissal, retirement or death in service, thereby excluding termination by way of reaching the end of agreed contact duration. EMS Environmental management system EoL End of life EPE Edge placement error EPS Earnings per share ERM Enterprise risk management ERP Enterprise resource planning eScan ASML’s e-beam wafer inspection system family for targeted in-line defect detection. ESG Environmental, social and governance ESRS European Sustainability Reporting Standards ETR Effective tax rate EU European Union EU-IFRS International Financial Reporting Standards, a set of accounting rules issued by the International Accounting Standards Board, adopted by the European Union. Euribor Euro Interbank Offered Rate Eurobond A bond denominated in euros Euroclear Nederland The Dutch Central Securities Depository (Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.). Euronext Amsterdam Euronext Amsterdam N.V. European Chips Act A law of the European Union adopted in September 2023, designed to strengthen the EU’s semiconductor ecosystem through innovation and capacity building, increased supply chain resilience and coordinated monitoring. EUV A lithography technology that uses extreme ultraviolet (EUV) light with a wavelength of 13.5 nm – this is the cutting-edge of lithography and provides the highest resolution possible. EV Electric vehicle EVP Executive Vice President Exchange Act US Securities Exchange Act of 1934 EXE ASML’s second TWINSCAN platform for EUV lithography, also referred to as EUV 0.55 NA or High NA EUV. Name Description STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 349 Consolidated financial statements Company financial statements Other information Appendices Definitions Definitions (continued)

F Fab Semiconductor fabrication plant FAQ Frequently asked questions Fast shipment A fast shipment process skips some of the testing in our factory and provides our customers with earlier access to wafer output capacity. When customer acceptance at FAT is not proven, this leads to a deferral of revenue recognition until SAT. FAT Factory acceptance test Feature The elements that make up the pattern for a given layer of a microchip. Fitch A leading provider of credit ratings, commentary and research for global capital markets. Flash A type of non-volatile memory used for storing and transferring information. Foundry A contract manufacturer of logic chips. Fraunhofer Applied research organization in Germany Free cash flow Defined as net cash provided by operating activities minus purchase of property, plant and equipment and purchase of intangible assets. (Non-GAAP measure). FTE Full-time equivalent G G-SEED Green Standard for Energy and Environmental Design (South Korea) GAAP Generally accepted accounting principles GDP Gross domestic product Gemba Walk The Gemba Walk is an opportunity for staff to stand back from their day-to-day tasks to walk the floor of their workplace to identify wasteful activities. GHG Greenhouse gas GHG neutrality We define GHG neutrality for scope 1, 2 and categories 6 and 7 (our own activities) as having our remaining emissions, after ASML’s efforts to reach our GHG emission reduction targets, compensated for by the same amount of tonnes (metric tons) of carbon credits that are verified against recognized quality standards. GPU Graphics processing unit H High-bandwidth Memory Type of computer memory designed to provide both high-bandwidth and low-power consumption. HMI The brand name for ASML’s range of electron beam (e-beam) wafer inspection and metrology systems. Name Description Holistic lithography Our approach to optimizing the entire microchip printing process and enabling affordable scaling in chip technology by integrating lithography systems with computational modeling and wafer metrology and inspection solutions to analyze and control the manufacturing process in real time. Horizon Europe Program A public-private partnership that facilitates collaboration and strengthens the impact of research and innovation in developing, supporting and implementing EU policies while tackling global challenges. HR&O Human Resources and Organization HTPCW High-temperature process cooling water I IAS International Accounting Standards IC Integrated circuit ICT Information and communication technology IDM Integrated device manufacturer IEA International Energy Agency IFRS International financial reporting standards i-line Light with a wavelength of 365 nm, generated by mercury vapor lamps and used in some lithography systems. ILO International Labor Organization ILP Inclusive Leadership program Imaging The transfer of a pattern onto the photoresist on a wafer using light. imec Interuniversitair Micro-Elektronica Centrum Immersion lithography A lithography technique that uses a pool of ultrapure water between the lens and the wafer to increase the lens’s numerical aperture (ability to collect and focus light). This improves both the resolution and depth of focus for the lithography system. Inclusion Creating a safe and trusting environment where everyone feels empowered to speak up and make a difference and feels accepted for who they are and what they bring to the table. I&D Inclusion and diversity Inclusion score The overall score related to the questions included in the employment engagement survey that specifically relate to ‘inclusion’. Industrial site Industrial buildings and offices combined at one location Intel Intel Corporation Internal Control – Integrated Framework 2013 Criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission Name Description STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 350 Consolidated financial statements Company financial statements Other information Appendices Definitions Definitions (continued)

Internet of Things (IoT) A network of physical objects embedded with sensors, actuators, electronics and software that allow the objects to collect and exchange data. IP Intellectual property IPCC Intergovernmental Panel on Climate Change IPR Intellectual property rights IRA Inflation Reduction Act of 2022 I-REC International renewable energy certificate IRS Internal Revenue Service of the United States ISO International Organization for Standardization ITM Integrated Talent Management J JG13+ Job grade 13 and higher JP Morgan Chase US-based holder of our New York share register K KLA-Tencor KLA-Tencor Corporation KPI Key performance indicator KPMG KPMG Accountants N.V. KrF Krypton fluoride kt Kilotonne or 1,000 tonnes (1 tonne = unit of mass equal to 1,000 kilograms) kWh Kilowatt-hour L LED Light-emitting diode LEED Leadership in Energy and Environmental Design LEP Lifetime Extension Package LGBTQIA+ Lesbian, gay, bisexual, transgender, queer, intersex, asexual and other identities Lithography Lithography, or photolithography, is the process in microchip manufacturing that uses light to pattern parts on a silicon wafer. Logic Integrated devices such as microprocessors, microcontrollers and graphics processing units. Also refers to companies that manufacture such devices. LTI Long-term incentive Living wage A wage that provides for the satisfaction of the needs of the employee and his/her family in the light of national economic and social conditions. Name Description M Management Report The sections Strategic report, Corporate governance, Supervisory Board report and Sustainability statements together form the Management Report. Memory Microchips, such as NAND Flash and DRAM, that store information. Also refers to companies that manufacture such chips. Metalektro Multi-employer union plan is managed by PME (Stichting Pensioenfonds van de Metalektro). Metrology The science of measurement on pattern quality before and during high-volume chip manufacturing. Minimum wage A national or sub-national lowest wage level established by legislation or collective bargaining. Mistral AI Mistral AI SAS mm Millimeter (one thousandth of a meter) MNP Make Next Platform Moody’s An American credit rating agency that provides corporate ratings. Moore’s Law The notion that the number of components on an integrated circuit doubles roughly every two years. Mt Megatonne, a metric unit equivalent to 1 million (106) tonnes, or 1 billion (109) kilograms MW Megawatt, a metric unit equivalent to one million (106) watt N N1-conversion A category of ‘non-employee’ in temporary role (maximum of 12 months) through placement agency, to move into a ‘permanent employee’ position. NA Numerical aperture NACE Statistical Classification of Economic Activities in the European Community NAND A binary logical operator that gives an output when it receives one or no input; a composite of ‘NOT AND’. Nasdaq Nasdaq Stock Market LLC NEa Dutch Emissions Authority (Nederlandse Emissieautoriteit) Net bookings Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted. Net-zero target Setting a net-zero target at the level of an undertaking aligned with meeting societal climate goals means, according to the ESRS: i. achieving a scale of value chain emissions reductions consistent with the abatement required to reach global net-zero in 1.5˚C pathways; and ii. neutralizing the impact of any residual emissions (after approximately 90–95% of GHG emission reduction with the possibility for justified sectoral variations in line with a recognized sectoral pathway) by permanently removing an equivalent volume of CO2. Name Description STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 351 Consolidated financial statements Company financial statements Other information Appendices Definitions Definitions (continued)

NGO Non-governmental organization NIIT Net investment income tax Nikon Nikon Corporation NL The Netherlands nm Nanometer (one billionth of a meter) Node A stepping stone in the chipmaking industry’s roadmap for smaller features and more advanced microchips, describes and differentiates generations of semiconductor manufacturing technologies and the chips made with them. Nodes with ‘smaller sizes’ refer to more advanced technologies. Non-employees Includes both individual contractors supplying labor to ASML (‘self-employed people’) and workers provided by ASML primarily engaged in ‘employment activities’ (NACE Code N78). Non-GAAP A measure of a company’s historical or future financial performance, financial position or cash flows that are not calculated or presented in accordance with the GAAP. NPR Non-product-related NV Naamloze vennootschap, referred to as N.V. NXE ASML’s first TWINSCAN platform for EUV lithography with a numerical aperture of 0.33 that provides 13 nm resolution to support advanced Logic and Memory chip production; also referred to as EUV 0.33 NA. NXT An enhanced version of the original TWINSCAN system platform offering significantly improved overlay and productivity. O OCI Other comprehensive income OECD Organisation for Economic Co-operation and Development OHS Occupational health and safety OPC Optical proximity correction Other worker Individuals providing services connected to ASML operations or core activities not meeting the definition of ‘employee’ or ‘non-employee’. Overlay The layer-to-layer alignment of chip structures Own workforce Aggregate of ‘Employees’ and ‘Non-employees’ P PAS Philips Automatic Stepper – ASML’s first lithography platform that uses a single stage. Pattern fidelity A holistic measure of how well the desired pattern is reproduced on the wafer. Patterning The process of creating a pattern in a surface to build microchips. PEP Productivity Enhancement Package Name Description Performance and career development reviews As part of the ASML Develop & Perform program, performance and career development reviews refer to the annual evaluations, taking into account the employees’ performance and peer reviews that result in a final overall rating provided by the employees’ direct superior. Permanent employees Permanent employees are those individuals with long-term employment contracts with ASML wherein there is no established termination date. PFAS Perfluoroalkyl chemicals Philips Health technology company, headquartered in the Netherlands PHLX Semiconductor Index Philadelphia Semiconductor Sector Index PIs Performance indicators Piranha acid A highly corrosive cleaning solution composed of concentrated sulfuric acid and hydrogen peroxide, primarily used within manufacturing to remove organic residues from wafer surfaces after the wafer development process. PME Pensioenfonds Metaelektro, a non-profit pension fund for the metal and technology sector in the Netherlands. PR Product-related Preference shares foundation Stichting Preferente Aandelen ASML Preference share option An option to acquire cumulative preference shares in our capital. PwC PricewaterhouseCoopers Accountants N.V. Q Q&As Questions and answers R R&D Research and development RBA Responsible Business Alliance REACH Registration, evaluation, authorization and restriction of chemicals REC Renewable Energy Certificate Recordable work- related injuries Work-related injury that results in any of the following: (i) death, days away from work, restricted work or transfer to another job, medical treatment beyond first aid, or loss of consciousness; or (ii) significant injury diagnosed by a physician or other licensed healthcare professional, even if it does not result in death, days away from work, restricted work or job transfer, medical treatment beyond first aid or loss of consciousness. Recoverable amount The greater out of an asset’s fair value less costs to sell and its value in use Remuneration Policy The remuneration policy applicable to the Board of Management of ASML Holding N.V. Name Description STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 352 Consolidated financial statements Company financial statements Other information Appendices Definitions Definitions (continued)

Reticle A plate containing the pattern of features to be transferred to the wafer for each exposure. RMAP Responsible Minerals Assurance Process RMI Responsible Minerals Initiative ROAIC Return on average invested capital (Non-GAAP measure) RoHS Restriction of hazardous substances rTSR Relative Total Shareholder Return S Standard & Poor’s A stock index of the United States that, due to its broad composition, gives a reliable picture of developments in the American stock market. SAQ Self-assessment questionnaire Sarbanes-Oxley Act The Sarbanes-Oxley Act of 2002 SAT Site acceptance test SB ASML’s Supervisory Board SBTi Science-Based Targets initiative SCC Semiconductor Climate Consortium Scope 1 CO2e emissions Direct carbon dioxide emissions from resources an organization owns or controls. Scope 2 CO2e emissions Indirect carbon dioxide emissions due to the energy an organization consumes. Scope 3 CO2e emissions All other indirect carbon dioxide emissions that occur in an organization’s value chain. Scope 3 CO2e emissions intensity All other indirect carbon dioxide emissions that occur in an organization’s value chain expressed as a percentage of revenue or gross profit. SEC The United States Securities and Exchange Commission SEMI Semiconductor Equipment and Materials International SEMI S2 SEMI S2 – Safety Guideline, Environmental, Health and Safety Guideline for Semiconductor Manufacturing Equipment, a set of performance-based EHS considerations for semiconductor manufacturing equipment. SEMI S23 SEMI S23 – Guide for Conservation of Energy, Utilities and Materials Used by Semiconductor Manufacturing Equipment, guidelines for collecting, analyzing and reporting energy-consuming semiconductor manufacturing equipment utility data. SG&A Selling, general and administrative expenses Shrink The process of developing smaller transistors for more advanced chips. Name Description Significant employment country Operating countries in which ASML has 50 or more employees representing at least 10% of its total number of employees. Significant employment region Operating regions in which ASML has 50 or more employees representing at least 10% of its total number of employees. SNEP System Node Extension Package SOC Security Operations Center Social dialogue Communication and exchanges between or among ASML, its organizations, representatives of governments and workers’ representatives, on issues of common interest relating to economic and social policy. SS&P Strategic sourcing and procurement Star level Startups accelerated by Eindhoven Startup Alliance / HighTechXL that show a multiple of investment of above 10 times. STEM Science, technology, engineering and mathematics STI Short-term incentive STR Stichting Technology Rating, a non-profit organization T T-REC Taiwan Renewable Energy Certificate TCFD Task Force on Climate-related Financial Disclosures TDC Total direct compensation Technical competence The capabilities and spread of technical expertise among our people, and the extent to which they are embedded in our processes and operations. Temporary employees Temporary employees are those individuals with a fixed-term agreement with ASML wherein the duration of the contract is agreed upon prior to its commencement. Thales NL Dutch branch of the international Thales Group Throughput The number of wafers a system can process per hour Tier 1 (2, 3) supplier Tier 1 suppliers are direct suppliers, whereas Tier 2, 3 and beyond refer to suppliers of our suppliers. TJ Terajoule (one trillion joules) TLI Technology Leadership Index TNO Nederlandse Organisatie voor Toegepast Natuurwetenschappelijk Onderzoek (Netherlands Organization for Applied Scientific Research) Top management Top management within ASML has been defined as senior leadership (job grade 13) and higher excluding the Supervisory Board. TPRM Third-party risk management Name Description STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 353 Consolidated financial statements Company financial statements Other information Appendices Definitions Definitions (continued)

Training hours Hours of internal and external learning completed by employees and registered on ASML learning platforms. Transistor A semiconductor device that is the fundamental building block of microchips. TSMC Taiwan Semiconductor Manufacturing Company Ltd. TSR Total shareholder return TU/e Technische Universiteit Eindhoven TWINSCAN ASML’s unique lithography system platform, with two complete wafer stages to allow one wafer to be mapped while another is being exposed, thereby enabling higher accuracy and throughput. U UNGP United Nations Guiding Principles on Business and Human Rights US United States US GAAP Generally accepted accounting principles in the United States of America V Vanderlande A material handling and logistics automation company based in the Netherlands. VAT Value-added tax VCP Virtual computing platform VER(s) Voluntary emission reduction (certificates) VIE Variable interest entity VNO-NCW The Confederation of Netherlands Industry and Employers VPA Volume purchase agreement W WACC Weighted average cost of capital Wafer inspection The process of locating and analyzing individual chip defects on a wafer. Wafer metrology The process of measuring the quality of patterns on a wafer. Waste intensity The total waste in millions of kilograms (excluding construction and demolition waste) divided by revenue (in millions of euros). Wavelength The distance between two peaks of a wave such as light. The shorter the wavelength of light used in a lithography system, the smaller the features the system can resolve. Website www.asml.com Works Council Works Council of ASML Netherlands B.V. wph Wafers per hour Name Description WSTS World Semiconductor Trade Statistics X XT ASML’s second TWINSCAN platform for DUV lithography, with two complete wafer stages to allow one wafer to be mapped while another is being exposed, thereby enabling higher accuracy and throughput. Y YieldStar ASML’s optical diffraction-based wafer metrology platform. Name Description STRATEGIC REPORT CORPORATE GOVERNANCE SUSTAINABILITY FINANCIALS ASML Annual Report 2025 354 Consolidated financial statements Company financial statements Other information Appendices Definitions Definitions (continued)